As filed with the Securities and Exchange Commission on May 15, 2023
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAGENTA THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	85-0724163
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
300 Technology Square, 8
th
Floor
Cambridge, MA 02139
(857)
242-0170
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Mahoney
President, Chief Financial and Operating Officer
Magenta Therapeutics, Inc.
300 Technology Square, 8
th
Floor
Cambridge, MA 02139
(857)
242-0170
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

William D. Collins, Esq. Marianne Sarrazin, Esq. Michael Patrone, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Ryan A. Murr, Esq. Branden C. Berns, Esq. Chris W. Trester, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8373

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Magenta may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 15, 2023

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Magenta Therapeutics, Inc. and Dianthus Therapeutics, Inc.,

Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), and Dianthus Therapeutics, Inc., a Delaware corporation (“Dianthus”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) on May 2, 2023, pursuant to which, among other matters, Dio Merger Sub, Inc., a direct, wholly owned subsidiary of Magenta (“Merger Sub”), will merge with and into Dianthus, with Dianthus surviving as a wholly owned subsidiary of Magenta, and Magenta being the surviving corporation of the merger (such transaction, the “merger”). After the completion of the merger, Magenta will change its corporate name to “Dianthus Therapeutics, Inc.” Magenta following the merger is referred to herein as the “combined company.”

At the effective time of the merger (the “effective time”), each share of Dianthus common stock (after giving effect to the conversion of each share of Dianthus’ preferred stock into Dianthus common stock and including all such shares that are converted into Dianthus common stock) will be converted into the right to receive a number of shares of Magenta common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 178 of the accompanying proxy statement/prospectus. The final exchange ratio is subject to adjustment prior to closing of the merger (the “closing”) based upon Magenta’s net cash (as defined in the Merger Agreement) (“Magenta’s net cash”) at closing, the aggregate proceeds from the sale of Dianthus common stock and pre-funded warrants in the Dianthus pre-closing financing (as defined below) and, as a result, Magenta securityholders could own more, and Dianthus securityholders (including, for this purpose, investors in the Dianthus pre-closing financing) could own less, or vice versa, of the combined company. Based on Magenta’s and Dianthus’ capitalization as of May 2, 2023, the date the Merger Agreement was executed, the exchange ratio was estimated to be equal to approximately 3.88x shares of Magenta common stock for each share of Dianthus capital stock, which estimated exchange ratio did not give effect to the expected Magenta reverse stock split. Magenta management continues to anticipate that Magenta’s net cash at the closing will be between $59.5 million and $60.5 million, and, as further described below and in connection with the Merger Agreement, within such range there would be no adjustment to the exchange ratio.

In connection with the merger, Magenta will assume Dianthus’ 2019 Plan (as defined below). Each outstanding and unexercised option to purchase shares of Dianthus common stock immediately prior to the effective time will be assumed by Magenta and will be converted into an option to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio. Each outstanding and unexercised warrant to purchase shares of Dianthus common stock immediately prior to the effective time will be converted into a warrant to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio.

Certain investors have agreed to purchase shares of Dianthus common stock and pre-funded warrants at a purchase price of $5.1123 per share or warrant, for an aggregate purchase price of approximately $70.0 million, referred to herein as the “Dianthus pre-closing financing,” immediately prior to the closing of the merger. The closing of the Dianthus pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The shares of Dianthus common stock and Dianthus pre-funded warrants that are issued in the Dianthus pre-closing financing will be converted into the right to receive a number of shares of Magenta common stock or warrants to purchase shares of Magenta common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 178 of the accompanying proxy statement/prospectus.

Each share of Magenta common stock, each option to purchase Magenta common stock and each award of restricted stock units (“RSUs”) over Magenta common stock that is issued and outstanding at the effective time will remain issued and outstanding in accordance with its terms and such shares, options and RSUs, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger. Immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of capital stock of the combined company, former Dianthus securityholders, excluding shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 60.0% of the outstanding shares of capital stock of the combined company and shares of Dianthus common stock and Dianthus pre-funded warrants issued in the Dianthus pre-closing financing are expected to represent approximately 18.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million.

Shares of Magenta common stock are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MGTA.” Magenta intends to file an initial listing application for the combined company with Nasdaq. After completion of the merger, Magenta will be renamed “Dianthus Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “DNTH.” On                 , 2023, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Magenta common stock was $         per share.

The closing of the Dianthus pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The Dianthus pre-closing financing is more fully described in the accompanying proxy statement/prospectus.

Magenta stockholders are cordially invited to attend the special meeting in lieu of the annual meeting of Magenta stockholders. Magenta is holding its special meeting in lieu of annual meeting of stockholders (the “Magenta special meeting”) on                  , 2023, at              Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters. The Magenta special meeting will be held entirely online. Magenta stockholders will be able to attend and participate in the Magenta special meeting online by visiting www.proxydocs.com/MGTA, where they will be able to listen to the meeting live, submit questions and vote. At the Magenta special meeting, Magenta will ask its stockholders to:

1.

Approve (i) the issuance of shares of common stock of Magenta, which will represent more than 20% of the shares of Magenta common stock outstanding immediately prior to the merger, to stockholders of Dianthus, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Magenta resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.

Approve an amendment to the amended and restated certificate of incorporation of Magenta (“Magenta’s charter”) to effect a reverse stock split of Magenta’s issued and outstanding common stock at a ratio in the range between 1:              to 1:            , inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta stockholders, determined solely by the Magenta board of directors, in the form attached as Annex G to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.

Approve an amendment to Magenta’s charter to provide for the exculpation of officers, in the form attached as Annex H to the accompanying proxy statement/prospectus (the “Officer Exculpation Proposal” or “Proposal No. 3”);

4.

Elect three Class II director nominees named in the accompanying proxy statement/prospectus to Magenta’s board of directors, to serve until Magenta’s 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 4”);

5.	Ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 5”); and

6.

Approve an adjournment of the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal (the “Adjournment Proposal” or “Proposal No. 6”); and

7.	Transact such other business as may properly come before the stockholders at the Magenta special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Magenta stockholders who in the aggregate owned approximately 6.9% of the outstanding shares of capital stock of Magenta as of May 2, 2023, and certain Dianthus stockholders who in the aggregate owned approximately 65.7% of the outstanding shares of Dianthus capital stock as of May 2, 2023, are parties to stockholder support agreements with Magenta and Dianthus, respectively, whereby such stockholders have agreed to vote in favor of the adoption of the Merger Agreement and the approval of the merger and related transactions contemplated by the Merger Agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Dianthus stockholders holding a sufficient number of shares of Dianthus capital stock to adopt the Merger Agreement and approve the merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of the Magenta and Dianthus boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the merger. Magenta’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Magenta, Dianthus, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Magenta urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Magenta and Dianthus are excited about the opportunities the merger brings to Magenta’s and Dianthus’ stockholders and thank you for your consideration and continued support.

Stephen Mahoney	Marino Garcia

President, Chief Financial and Operating Officer	President and Chief Executive Officer

Magenta Therapeutics, Inc.	Dianthus Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                  , 2023, and is first being mailed to Magenta’s stockholders on or about                 , 2023.

MAGENTA THERAPEUTICS, INC.

300 Technology Square, 8th Floor

Cambridge, MA 02139

NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of Magenta Therapeutics, Inc.:

NOTICE IS HEREBY GIVEN that a virtual special meeting in lieu of annual meeting of stockholders (the “Magenta special meeting”) will be held on                 , 2023 at              Eastern Time, unless postponed or adjourned to a later date. The Magenta special meeting will be held entirely online. You will be able to attend and participate in the Magenta special meeting online by visiting www.proxydocs.com/MGTA, where you will be able to listen to the meeting live, submit questions and vote.

The Magenta special meeting will be held for the following purposes:

1.

To approve (i) the issuance of shares of common stock of Magenta, which will represent more than 20% of the shares of Magenta common stock outstanding immediately prior to the merger, to stockholders of Dianthus, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Magenta resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

To approve an amendment to the amended and restated certificate of incorporation of Magenta (“Magenta’s charter”) to effect a reverse stock split of Magenta’s issued and outstanding common stock at a ratio in the range between 1:              to 1:             , inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Proposal No. 1 is not approved by Magenta stockholders, determined solely by the Magenta board of directors, in the form attached as Annex G to the accompanying proxy statement/prospectus;

3.	To approve an amendment to Magenta’s charter to provide for the exculpation of officers, in the form attached as Annex H to the accompanying proxy statement/prospectus;

4.

To elect three Class II director nominees named in the accompanying proxy statement/prospectus to Magenta’s board of directors, to serve until Magenta’s 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal;

5.	To ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

6.

To approve an adjournment of the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

7.	To transact such other business as may properly come before the stockholders at the Magenta special meeting or any adjournment or postponement thereof.

These proposals are collectively referred to as the “Proposals.”

Magenta’s board of directors has fixed                 , 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Magenta special meeting and any adjournment or postponement thereof. Only holders of record of shares of Magenta common stock at the close of business on the record date are entitled to notice of, and to vote at, the Magenta special meeting. At the close of business on the record date, Magenta had              shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast by the holders of Magenta common stock at the Magenta special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5 and 6. The affirmative vote of a majority of the outstanding shares of Magenta common stock entitled to vote at the Magenta special meeting is required for approval of Proposal Nos. 2 and 3. With respect to Proposal No. 4, directors are elected by a plurality of the votes properly cast at the Magenta special meeting, and the three nominees for director receiving the highest number of affirmative votes properly cast will be elected. No Proposal is conditioned upon any other Proposal. However, approval of each of Proposal No. 1 and Proposal No. 2 is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to virtually attend the Magenta special meeting, Magenta requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Magenta special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Magenta special meeting.

MAGENTA’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO MAGENTA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MAGENTA STOCKHOLDERS VOTE “FOR” EACH NOMINEE AND “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to Be Held on                 , 2023 at              Eastern Time via the internet

The proxy statement/prospectus and annual report to stockholders are available at www.proxydocs.com/MGTA

By Order of Magenta’s Board of Directors,

Stephen Mahoney

President, Chief Financial and Operating Officer

                , 2023

EXPLANATORY NOTE

The issuance of all shares of Magenta common stock in exchange for each share of Dianthus common stock (including all shares of Dianthus preferred stock converted into common stock), other than shares of Magenta common stock issued in exchange for shares of Dianthus common stock sold in the Dianthus pre-closing financing, is intended to be covered by this registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part. There is no difference between the Magenta common stock that will be issued in exchange for each share of Dianthus common stock issued in the pre-closing financing and the Magenta common stock that will be issued in exchange for each other share of Dianthus common stock, except that the shares of Magenta common stock that will be issued as transaction consideration in exchange for each share of Dianthus common stock issued in the pre-closing financing will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be subject to restrictions on resale.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Magenta Therapeutics, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Magenta Therapeutics, Inc. by calling (857) 242-0170 or via email to investor@magentatx.com.

To ensure timely delivery of these documents, any request should be made no later than                 , 2023 to receive them before the Magenta special meeting.

For additional details about where you can find information about Magenta, please see the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

On May 2, 2023, Magenta, Dianthus and Merger Sub entered into the Merger Agreement, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Dianthus, with Dianthus surviving as a wholly owned subsidiary of Magenta. This transaction is referred to in this proxy statement/prospectus as the merger. After the completion of the merger, Magenta will change its corporate name to “Dianthus Therapeutics, Inc.” Magenta following the merger is referred to herein as the “combined company.”

At the effective time, each share of Dianthus common stock (after giving effect to the conversion of each share of Dianthus’ preferred stock into Dianthus common stock and including all such shares that are converted into Dianthus common stock) will be converted into the right to receive a number of shares of Magenta common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 178 of this proxy statement/prospectus.

In connection with the merger, Magenta will assume Dianthus’ 2019 Plan. Each outstanding and unexercised option to purchase shares of Dianthus common stock immediately prior to the effective time will be assumed by Magenta and will be converted into an option to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio. Each outstanding and unexercised warrant to purchase shares of Dianthus common stock immediately prior to the effective time will be converted into a warrant to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio.

Each share of Magenta common stock, each option to purchase Magenta common stock and each award of restricted stock units over Magenta common stock that is issued and outstanding at the effective time will remain issued and outstanding in accordance with its terms and such shares, options and restricted stock units, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger. Immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of capital stock of the combined company, former Dianthus securityholders, excluding shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 60.0% of the outstanding shares of capital stock of the combined company and shares of Dianthus common stock and Dianthus pre-funded warrants issued in the Dianthus pre-closing financing are expected to represent approximately 18.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million.

Q:	Why are the two companies proposing to merge?

A:

Magenta and Dianthus believe that combining the two companies will result in a company with a robust pipeline, a strong leadership team and substantial capital resources, positioning it to become a pre-eminent biotechnology company focused on developing next generation complement therapeutics for patients with severe autoimmune diseases who are underserved by current treatment options. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—Magenta’s Reasons for the Merger” and “The Merger—Dianthus’ Reasons for the Merger” beginning on pages 145 and 150, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Magenta and/or Dianthus as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of Magenta used to solicit proxies for the Magenta special meeting to vote on the matters set forth herein; and

•

a prospectus of Magenta used to offer shares of Magenta common stock in exchange for shares of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock, but excluding shares of Dianthus common stock issued in the Dianthus pre-closing financing) in the merger.

Q:	What is the Dianthus pre-closing financing?

A:

On May 2, 2023, concurrently with the execution and delivery of the Merger Agreement, Dianthus entered into subscription agreements with certain investors named therein, including Fidelity Management & Research Company, Catalio Capital Management, 5AM Ventures, Avidity Partners, Wedbush Healthcare Partners, Fairmount, Tellus BioVentures and Venrock Health Capital Partners, pursuant to which such investors agreed to purchase shares of Dianthus common stock and Dianthus pre-funded warrants, at a purchase price of $5.1123 per share or warrant for an aggregate purchase price of approximately $70 million. Immediately after the merger, the shares of Dianthus common stock and Dianthus pre-funded warrants issued in the Dianthus pre-closing financing are expected to represent approximately 18.7% of the outstanding shares of capital stock of the combined company. The closing of the Dianthus pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions.

Q:	What proposals will be voted on at the Magenta special meeting in connection with the merger?

A:	Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Magenta special meeting in order for the merger to close:

•

Proposal No. 1—The Nasdaq Stock Issuance Proposal to approve (i) the issuance of shares of common stock of Magenta, which will represent more than 20% of the shares of Magenta common stock outstanding immediately prior to the merger, to stockholders of Dianthus, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of Magenta resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

•

Proposal No. 2—The Reverse Stock Split Proposal to approve an amendment to Magenta’s charter to effect a reverse stock split of Magenta’s issued and outstanding common stock at a ratio in the range between 1:              to 1:             , inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta stockholders, determined solely by the Magenta board of directors, in the form attached as Annex G to the accompanying proxy statement/prospectus.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. The issuance of Magenta common stock in connection with the merger and the change of control of Magenta resulting from the merger will not take place unless Proposal No. 1 is approved by Magenta stockholders and the merger is consummated. The amendment to the Magenta charter to effect a reverse stock split of Magenta’s issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite Magenta stockholders. The Magenta board of directors may determine to effect the reverse stock split if it is approved and Proposal No. 1 is not approved by Magenta stockholders, following the special meeting.

In addition to the requirement of obtaining Magenta stockholder approval of Proposal Nos. 1 and 2, the closing of the merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 192 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the Magenta special meeting of the holders of a majority of the shares of Magenta common stock outstanding and entitled to vote at the Magenta special meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:	What proposals are to be voted on at the Magenta special meeting, other than the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal?

A:	At the Magenta special meeting, the holders of Magenta common stock will also be asked to consider the following proposals:

•

Proposal No. 3—The Officer Exculpation Proposal to approve an amendment to Magenta’s charter to provide for the exculpation of officers, in the form attached as Annex H to this proxy statement/prospectus;

•

Proposal No. 4—The Director Election Proposal to elect three Class II director nominees named in this proxy statement/prospectus to Magenta’s board of directors, to serve until Magenta’s 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal;

•	Proposal No. 5—The Auditor Ratification Proposal to ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

•

Proposal No. 6—The Adjournment Proposal to approve an adjournment of the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

The approval of Proposal Nos. 3, 4, 5 and 6 are not a condition to the merger. Magenta does not expect that any matter other than the Proposals will be brought before the Magenta special meeting.

The presence, by accessing online or being represented by proxy, at the Magenta special meeting of the holders of a majority of the shares of Magenta common stock outstanding and entitled to vote at the Magenta special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Proposals.

Q:	What stockholder votes are required to approve the Proposals at the Magenta special meeting?

A:

The affirmative vote of a majority of the votes properly cast by the holders of Magenta common stock at the Magenta special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5 and 6. The affirmative vote of a majority of the outstanding shares of Magenta common stock entitled to vote at the Magenta special meeting is required for approval of Proposal Nos. 2 and 3. With respect to Proposal No. 4, directors are elected by a plurality of the votes properly cast at the Magenta special meeting, and the three nominees for director receiving the highest number of affirmative votes properly cast will be elected. No Proposal is conditioned upon any other Proposal.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes, if any, as applicable to each proposal. Abstentions and broker non-votes, if any, will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted towards the vote totals for each proposal, and will have the same effect of a vote “AGAINST” Proposal Nos. 2 and 3. Broker non-votes, if any, will not be counted as “votes properly cast” and will therefore have no effect on Proposal Nos. 1, 4, 5 and 6, but will be counted as “shares entitled to vote” and will therefore have the same effect of a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	What are contingent value rights (“CVRs”)?

A:

The CVRs represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to Magenta as a result of the disposition of any of Magenta’s pre-merger assets, net of any indemnity obligations, transaction costs and certain other expenses, during the period that is three years after the closing of the merger.

At or prior to the effective time, Magenta and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which Magenta’s stockholders of record as of immediately prior to the effective time will receive one non-transferable CVR for each outstanding share of Magenta common stock held by such stockholder on such date. A copy of the form of CVR Agreement is included as Annex F to this proxy statement/prospectus. The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs. In the event that no proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Magenta or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—Contingent Value Rights Agreement” elsewhere in this proxy statement/prospectus.

Q:	What will Dianthus stockholders, participants in Dianthus’ 2019 Plan, option holders and warrant holders receive in the merger?

A:

Dianthus stockholders will receive shares of Magenta common stock. Magenta will assume Dianthus’ 2019 Plan, as amended. Dianthus option holders’ outstanding and unexercised options to purchase shares of Dianthus common stock immediately prior to the effective time will be assumed by Magenta and each outstanding and unexercised option will be converted into an option to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio. Dianthus warrant holders’ outstanding and unexercised warrants to purchase shares of Dianthus common stock immediately prior to the effective time will be assumed by Magenta and each outstanding and unexercised warrant will be converted into a warrant to purchase shares of Magenta’s common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio. Applying the exchange ratio, the former Dianthus securityholders immediately before the merger, excluding shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 60.0% of the aggregate number of shares of the combined company’s capital stock following the merger, Magenta securityholders immediately before the merger are expected to own approximately 21.3% of the aggregate number of shares of the combined company capital stock following the merger and shares of Dianthus common stock and Dianthus pre-funded warrants issued in the Dianthus pre-closing financing are expected to represent approximately 18.7% of the outstanding shares of capital stock of the combined company following the merger, in each case subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million.

For a more complete description of the treatment of Dianthus common stock, Dianthus options and Dianthus warrants and Dianthus’ 2019 Plan in the merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 177 and 178, respectively, of this proxy statement/prospectus. For a description of the effect of the Dianthus pre-closing financing on Magenta’s and Dianthus’ current securityholders, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 200 of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of Magenta common stock are currently listed on Nasdaq under the symbol “MGTA.” Magenta intends to file an initial listing application for the common stock of the combined company with Nasdaq. After completion of the merger, Magenta will be renamed “Dianthus Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “DNTH.” On             , 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Magenta common stock was $         per share.

Q:	Who will be the directors of the combined company following the merger?

A:

Immediately following the merger, the combined company’s board of directors will be composed of eight members, two of whom will be designated by Magenta and six of whom will be designated by Dianthus. The staggered structure of three classes of directors of the Magenta board of directors will remain in place for the combined company following the completion of the merger. All of Magenta’s current directors, other than Alison F. Lawton and Anne McGeorge, are expected to resign from their positions as directors of Magenta, effective as of the effective time.

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to consist of members of the Dianthus executive management team prior to the merger, including:

Name	Title
Marino Garcia	President and Chief Executive Officer
Ryan Savitz	Chief Financial Officer
Simrat Randhawa, M.D.	Chief Medical Officer
Edward Carr	Chief Accounting Officer

Q:	As a Magenta stockholder, how does Magenta’s board of directors recommend that I vote?

A:

The Magenta board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and unanimously: (i) determined that the merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Magenta and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of Magenta common stock in connection with the merger; and (iii) recommends that Magenta’s stockholders vote “FOR” all of the Proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Magenta and Dianthus, as independent companies, are subject.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close in the third quarter of 2023, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 192 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Magenta urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the merger affects you.

If you are a Magenta stockholder of record, you may provide your proxy instructions in one of four different ways:

•

You can vote using the proxy card. Simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Magenta special meeting, Magenta will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet by following the instructions provided on the proxy card.

•	You can vote by telephone by calling the toll-free number found on the proxy card.

•

You may attend the Magenta special meeting online and vote during the meeting by following the instructions at www.proxydocs.com/MGTA. Simply attending the Magenta special meeting will not, by itself, revoke your proxy and/or change your vote.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by                      , 2023 at 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form provided by your bank, broker or other nominee, referred to herein as “broker.” Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Magenta special meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are a Magenta stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5 and 6 and will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	May I attend the Magenta special meeting and vote in person?

A:

Stockholders of record as of                 , 2023 will be able to attend and participate in the Magenta special meeting online by accessing www.proxydocs.com/MGTA. To join the Magenta special meeting, you will need to have your control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card. If your shares are held in “street name,” you should contact your broker if you did not receive a control number.

Q:	Who counts the votes?

A:

Mediant Communications, LLC (“Mediant”) has been engaged as Magenta’s inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Mediant for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Mediant on behalf of all its clients.

Q:	If my Magenta shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares that are present at the Magenta special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal Nos. 1, 4, 5 and 6. Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.

If a Magenta stockholder does not return voting instructions to their broker on how to vote their shares of Magenta common stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. To make sure that your vote is counted, you should instruct your broker to vote your shares of Magenta common stock, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Magenta special meeting. Broker non-votes, if any, will not be counted as “votes properly cast” and will therefore have no effect on Proposal Nos. 1, 4, 5 and 6 but will be counted as “shares entitled to vote” and will therefore have the same effect of a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A:

Magenta stockholders of record, unless such stockholder’s vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the Magenta special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a notice that you are revoking your proxy over the internet, following the instructions provided on your proxy card.

•

You may attend the Magenta special meeting online and vote during the meeting by following the instructions at www.proxydocs.com/MGTA. Simply attending the Magenta special meeting will not, by itself, revoke your proxy and/or change your vote.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by                  , 2023, 11:59 p.m. Eastern Time to be counted.

If a Magenta stockholder who owns Magenta shares in “street name” has instructed a broker to vote its shares of Magenta common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Magenta and Dianthus will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Magenta common stock for the forwarding of solicitation materials to the beneficial owners of Magenta common stock. Magenta will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Magenta has retained Innisfree M&A Incorporated (“Innisfree”), to assist it in soliciting proxies using the means referred to above. Magenta will pay the fees of Innisfree, which Magenta expects to be up to $50,000, plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the merger to United States holders of Dianthus common stock?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. However, it is not a condition to Dianthus’ obligation or Magenta’s obligation to complete the merger that the merger so qualifies. Nevertheless, assuming that the merger so qualifies, U.S. holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 171) of shares of Dianthus common stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Dianthus common stock for shares of Magenta common stock in the merger. Dianthus and Magenta have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding any matters relating to the transactions and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 171.

Q:	What are the material U.S. federal income tax consequences of the issuance of the CVRs, including any distributions of Magenta common stock under the CVRs?

A:

Although the U.S. federal income tax treatment of the CVRs is uncertain and the matter is not free from doubt, Magenta intends to treat a holder’s receipt of the CVRs as a distribution of property with respect to the holder’s existing shares of Magenta common stock for U.S. federal income tax purposes. Please review the information in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Magenta Common Stock” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of Magenta common stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of Magenta common stock?

A:

A holder of Magenta common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Magenta common stock, and subject to the discussion in the section titled “Proposal No. 2—The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Magenta common stock.

Q:	Who can help answer my questions?

A:

If you are a Magenta stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger or related matters, including the procedures for voting your shares, you should contact:

Magenta Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Telephone: (857) 242-0170

Attention: Corporate Secretary

Email: investor@magentatx.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Magenta special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

Magenta

Magenta is a biotechnology company previously focused on improving stem cell transplantation. Magenta’s drug development pipeline included multiple clinical and preclinical product candidates that were designed to improve stem cell transplant. Magenta’s MGTA-117 product candidate was designed as an antibody drug conjugate (“ADC”) to deplete CD117-expressing stem cells in the bone marrow in order to make room for subsequently transplanted stem cells or ex vivo gene therapy products. Magenta’s second targeted conditioning product candidate, MGTA-45 (formally known as CD45-ADC), was an ADC designed to selectively target and deplete both stem cells and immune cells and was intended to replace the use of chemotherapy-based conditioning prior to stem cell transplant in patients with blood cancers and autoimmune diseases. Lastly, Magenta’s MGTA-145 product candidate, in combination with plerixafor, was designed to improve the stem cell mobilization process by which stem cells are mobilized out of the bone marrow and into the bloodstream to facilitate their collection for subsequent transplant back into the body.

In January 2023, Magenta voluntarily paused dosing in its MGTA-117 Phase 1/2 clinical trial for MGTA-117 in patients with relapsed/refractory acute myeloid leukemia (“AML”), and myelodysplastic syndromes (“MDS”) after the last participant dosed in Cohort 3 in the clinical trial experienced a Grade 5 serious adverse event (“SAE”) (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117. This safety event was reported to the FDA as the study’s third safety event which is of a type referred to as a “Suspected, Unexpected, Serious Adverse Reaction” (“SUSAR”). The U.S. Food and Drug Administration (“FDA”) subsequently placed the study on partial clinical hold in February 2023.

In February 2023, after a review of Magenta’s programs, resources and capabilities, including anticipated costs and timelines, Magenta announced the decision to halt further development of its programs. Specifically, Magenta discontinued the MGTA-117 Phase 1/2 clinical trial in patients with AML and MDS and the MGTA-145 Phase 2 stem cell mobilization clinical trial in patients with sickle cell disease (“SCD”). Lastly, Magenta stopped incurring certain costs relating to MGTA-45, including manufacturing and costs relating to certain other activities that were intended to support an investigative new drug application (“IND”), for MGTA-45. As a result of these decisions, Magenta conducted a corporate restructuring that resulted in a reduction in its workforce by 84%.

Coinciding with the decisions related to the programs and across the portfolio, Magenta announced that it intended to conduct a comprehensive review of strategic alternatives for the company and its assets. As part of Magenta’s strategic review process, focused on potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transaction, as well as strategic transactions regarding its product candidates and related assets, including, without limitation, licensing transactions and asset sales. In

April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-45, MGTA-145 and the CD117 antibodies including the clinical antibody that was used with MGTA-117, and is continuing to explore strategic alternatives related to its other assets.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on May 2, 2023, Magenta entered into the Merger Agreement with Dianthus, pursuant to which Merger Sub will merge with and into Dianthus, with Dianthus surviving as Magenta’s wholly-owned subsidiary, referred to hereinafter as the merger. The merger was unanimously approved by Magenta’s board of directors, and the Magenta board resolved to recommend approval of the Merger Agreement to Magenta’s stockholders. The closing of the merger is subject to approval by Magenta and Dianthus’ stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Magenta common stock to be issued in connection with the transaction. If the merger is completed, the business of Dianthus will continue as the business of the combined company.

Magenta’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger and any Magenta asset sale (as defined below), will result in Magenta pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to Magenta and its stockholders in the existing Magenta entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the merger is not consummated, its board of directors may decide to pursue a dissolution and liquidation of Magenta.

Magenta’s principal executive offices are located at 300 Technology Square, 8th Floor, Cambridge, MA 02139, and its telephone number is (857) 242-0170. Magenta’s website address is www.magentatx.com.

Dianthus

Dianthus is a clinical-stage biotechnology company focused on developing next-generation complement therapeutics for patients living with severe autoimmune and inflammatory diseases. Dianthus believes its portfolio of novel and proprietary monoclonal antibody product candidates has the potential to address a broad array of complement-dependent diseases as currently available therapies or those in development leave room for improvements in efficacy, safety, and/or dosing convenience. Dianthus has purposefully engineered its product candidates to selectively bind to only the active form of the complement protein and to exhibit improved potency and an extended half-life. By selectively targeting only the active form of the complement protein, which constitutes only a small fraction of the protein and drives disease pathology, Dianthus aims to reduce the amount of drug required for a therapeutic effect. Dianthus intends to deliver its product candidates through a lower dose, less frequent, self-administered, convenient subcutaneous (“S.C.”) injection suitable for a pre-filled pen.

Dianthus’ most advanced product candidate, DNTH103, is a highly potent, highly selective and fully human monoclonal immunoglobulin G4 (“IgG4”) with picomolar binding affinity that is designed to selectively bind only to the active form of C1s. As a validated complement target in the autoimmune and inflammatory field, C1s inhibition prevents further progression of the classical pathway cascade. DNTH103 is engineered with YTE half-life extension technology, a specific three amino acid change in the Fc domain, and has a pharmacokinetic (“PK”) profile designed to support less frequent, lower dose, self-administration as a convenient S.C. injection. Initial data from Dianthus’ ongoing Phase 1 clinical trial indicates S.C. dosing every two weeks (“Q2W”), or less frequently, may be achievable. DNTH103 is designed to selectively target the active form of C1s, inhibiting only the classical pathway, while leaving the lectin and alternative pathways intact. As a result, DNTH103 may have a reduced risk of infections from encapsulated bacteria, thus potentially avoiding an FDA Boxed Warning and associated Risk Evaluation and Mitigation Strategy (“REMS”). Dianthus believes that DNTH103 has the potential to yield therapeutic benefit in multiple autoimmune and inflammatory disease indications where inappropriate activation of the classical pathway cascade drives or exacerbates the disease pathology.

DNTH103 is currently being evaluated in a first-in-human Phase 1 single and multiple ascending dose clinical trial in New Zealand to explore the safety, tolerability, PK, and pharmacodynamics (“PD”) of DNTH103 in healthy volunteers. As of April 4, 2023, Dianthus had data from 23 healthy volunteers that have been dosed across three Single Ascending Dose (“SAD”) cohorts 1mg / kg intravenous (“I.V.”), 300mg S.C. and 600mg S.C. Based on the clinical data available to date, DNTH103 has been generally well-tolerated, demonstrating favorable PK and PD data, supporting its target product profile. With these data, Dianthus conducted a PK simulation, following an initial loading dose, that demonstrates 300mg S.C. DNTH103 serum concentration at steady state, when dosed Q2W, exceeds the DNTH103 serum concentration range required to surpass 90% classical pathway inhibition in a hemolytic assay (“IC90”). Dianthus believes, based on published scientific literature related to other complement therapies, that the IC90 will be sufficient to achieve clinical activity in patients with generalized Myasthenia Gravis (“gMG”). Dianthus expects to report top-line results from its ongoing Phase 1 clinical trial of DNTH103 in the second half of 2023.

Following availability of top-line results from its Phase 1 clinical trial of DNTH103, Dianthus intends to submit an IND in the United States in the fourth quarter of 2023, and subsequently, a Clinical Trial Application (“CTA”) in the European Union to support the initiation of a global Phase 2 clinical trial in gMG in the first quarter of 2024.

Dianthus’ principal executive offices are located at 7 Times Square, 43rd Floor, New York, NY 10036, and its telephone number is (929) 999-4055.

Merger Sub

Merger Sub is a direct, wholly-owned subsidiary of Magenta and was formed solely for the purpose of carrying out the merger. Merger Sub’s principal executive offices are located at 300 Technology Square, 8th Floor, Cambridge, MA 02139, and its telephone number is (857) 242-0170.

The Merger (see page 132)

If the merger is completed, Merger Sub will merge with and into Dianthus, with Dianthus surviving as a wholly owned subsidiary of Magenta.

Magenta’s Reasons for the Merger (see page 145)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Magenta board of directors (including the independent members of the transaction committee of the Magenta board of directors (the “Transaction Committee”)) held numerous meetings, consulted with Magenta’s senior management, Magenta’s legal counsel and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Magenta board of directors took into account the input of the Transaction Committee, as well as other information presented to it during the process, and considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•	the financial condition and prospects of Magenta and the risks associated with continuing to operate Magenta on a stand-alone basis, including in light of:

•	Magenta’s decision, announced in February 2023, to discontinue its clinical and research programs, which resulted in a corporate restructuring and a reduction in Magenta’s workforce by

84% (in addition to a prior reduction in force of 14% in April 2022), was driven in large part by the safety events observed in participants in Magenta’s MGTA-117 Phase 1/2 clinical trial and Magenta’s determination that understanding and addressing the underlying cause of the safety events would require an extensive, costly and time consuming investigative effort, including running additional clinical studies to obtain results demonstrating that the underlying cause of the safety events had been adequately addressed for a sufficient number of study participants;

•

investor interest and value perception for possible further development of its programs, the product candidates’ efficacy and safety profiles, stage of development, regulatory agencies’ feedback regarding development pathways, and probability of success in relation to the requisite time and costs; and

•

difficulties encountered in Magenta’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs;

•

the Magenta board of directors, the Transaction Committee and Magenta’s legal advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Magenta board of directors’ view that no alternatives to the merger (including remaining a standalone company, a liquidation or dissolution of Magenta to distribute any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Magenta’s stockholders;

•

the Transaction Committee and the Magenta board of directors’ belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Magenta’s senior management, financial advisors and legal counsel, that the merger is more favorable to Magenta stockholders than the potential value that might have resulted from other strategic alternatives available to Magenta;

•

the Magenta board of directors’ belief that, as a result of arm’s length negotiations with Dianthus, Magenta and its representatives negotiated the highest exchange ratio achievable, and that the other terms of the Merger Agreement include the most favorable terms to Magenta in the aggregate that were achievable and which are consistent with other similar transactions;

•

the Magenta board of directors’ belief that the $20 million enterprise value ascribed to Magenta, in addition to Magenta’s anticipated $60 million net cash position, would provide the existing Magenta stockholders significant value for Magenta’s public listing, and afford the Magenta stockholders a significant opportunity to participate in the potential growth of the combined company following the merger at the negotiated exchange ratio; and

•

the Magenta board of directors’ view, following a review with Magenta’s management and advisors of Dianthus’ current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger to fund development of Dianthus’ product candidates through upcoming value inflection points, including Dianthus’ anticipated completion of its Phase 1 clinical trial and, if topline results from the Phase 1 clinical trial are successful, initiation of a Phase 2 clinical trial in gMG in the first quarter of 2024, followed by two additional planned Phase 2 trial initiations in other neuro indications, and planned initiation of an open-label proof-of-efficacy trial in CAD with patient data anticipated in the second half of 2024.

Dianthus’ Reasons for the Merger (see page 150)

In the course of reaching its decision to approve the merger, the Dianthus board of directors held numerous meetings, consulted with Dianthus’ senior management and legal counsel and considered a wide variety of factors. Ultimately, the Dianthus board of directors concluded that a merger with Magenta, together with the additional financing committed from the Dianthus pre-closing financing, was the best option to generate capital resources to support the advancement of Dianthus’ pipeline and fund the combined organization.

Additional factors the Dianthus board of directors considered included the following:

•

the merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Dianthus’ pipeline, compared to the capital and investors Dianthus could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Dianthus and its pipeline;

•	the historical and current information concerning Dianthus’ business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•

the Dianthus board of directors’ belief that no alternatives to the merger, together with the additional financing committed from the Dianthus pre-closing financing, were reasonably likely to create greater value for Dianthus stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Dianthus board of directors;

•

the Dianthus board of director’s expectation that the merger, together with the additional financing committed from the Dianthus pre-closing financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•

the expected financial position, operations, management structure and operating plans of the combined company (including the ability to support the combined company’s current and planned pre-clinical and clinical trials), including the impact of the CVR agreement;

•	the business, history, operations, financial resources, assets, technology and credibility of Magenta; and

•	the terms and conditions of the Merger Agreement.

Recommendation of Magenta’s Board of Directors (see page 128)

•

Magenta’s board of directors has determined and believes that the issuance of shares of Magenta’s common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Magenta and its stockholders and has approved such proposal. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Nasdaq Stock Issuance Proposal as described in this proxy statement/prospectus.

•

Magenta’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Magenta and its stockholders to approve the amendment to Magenta’s charter to effect the reverse stock split, as described in this proxy statement/prospectus. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus.

•

Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to approve the amendment to Magenta’s charter to provide for the exculpation of officers, as described in this proxy statement/prospectus. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Officer Exculpation Proposal as described in this proxy statement/prospectus.

•

Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to elect each of             ,              and             , to serve on Magenta’s board of directors in the class of directors with terms expiring at Magenta’s 2026 annual meeting of stockholders. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” each of the director nominees named in the Director Election Proposal as described in this proxy statement/prospectus.

•

Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Auditor Ratification Proposal as described in this proxy statement/prospectus.

•

Magenta’s board of directors has determined and believes that adjourning the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, Magenta and its stockholders and has approved and adopted the proposal. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus.

Interests of Magenta’s Directors and Executive Officers in the Merger (see page 161)

In considering the recommendation of the Magenta board of directors with respect to issuing shares of Magenta common stock in the merger and the other matters to be acted upon by the Magenta stockholders at the Magenta special meeting, the Magenta stockholders should be aware that Magenta’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Magenta’s stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•

each of Alison F. Lawton and Anne McGeorge will continue as directors of the combined company after the effective time, and, following the closing of the merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the effective time of the merger;

•	under the Merger Agreement, Magenta’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage; and

•

in connection with the merger, each option to purchase shares of Magenta common stock (“Magenta option”) held by Magenta’s directors and executive officers (including those held by Ms. Lawton and Ms. McGeorge) as of the effective time will vest in full upon the closing of the merger and, once vested, such options with an exercise price per share that is equal to or less than $2.00 shall remain outstanding and exercisable until the three-year anniversary of the closing date (or, if earlier, the original expiration date of such Magenta option).

The Magenta board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Magenta stockholders approve the proposals to be presented to the Magenta stockholders for consideration at the Magenta special meeting as contemplated by this proxy statement/prospectus.

Interests of Dianthus’ Directors and Executive Officers in the Merger (see page 165)

In considering the recommendation of the Dianthus board of directors with respect to approving the merger, stockholders should be aware that Dianthus’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Dianthus stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•

in connection with the merger, each option to purchase shares of Dianthus common stock held by Dianthus’ executive officers and directors, whether or not vested, will be converted into an option to purchase shares of Magenta common stock;

•	each of Dianthus’ directors and executive officers are expected to become directors and executive officers of the combined company upon the closing; and

•	each of Dianthus’ directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The board of directors of Dianthus was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Dianthus stockholders approve the merger as contemplated by this proxy statement/prospectus.

Opinion of Houlihan Lokey to the Magenta Board (see page 154)

On May 2, 2023, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) orally rendered its opinion to the Magenta board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Magenta board of directors dated May 2, 2023), as to, as of May 2, 2023, the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement, after giving effect to the Dianthus pre-closing financing, the CVR distribution, and, to the extent effected, the reverse stock split and any Magenta asset sale (collectively, the “Related Transactions,” and, together with the merger, the “Merger Transactions”).

Houlihan Lokey’s opinion was directed to the Magenta board of directors and only addressed the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement after giving effect to the Related Transactions and did not address any other aspect or implication of the Merger Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Magenta board of directors, any security holder of Magenta or any other person as to how to act or vote with respect to any matter relating to the Merger Transactions.

The Merger Agreement (see page 177)

Merger Consideration (see page 177)

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Magenta common stock equal to the exchange ratio.

Immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of capital stock of the combined company, former Dianthus securityholders, including shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 78.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million.

Treatment of Dianthus Options and 2019 Plan (see page 167)

Under the terms of the Merger Agreement, each option to purchase shares of Dianthus common stock that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an option to purchase shares of Magenta common stock. Magenta will assume Dianthus’ 2019 Plan.

Accordingly, from and after the effective time: (i) each outstanding Dianthus stock option assumed by Magenta may be exercised solely for shares of Magenta common stock; (ii) the number of shares of Magenta common stock subject to each outstanding Dianthus stock option assumed by Magenta will be determined by multiplying (A) the number of shares of Dianthus common stock that were subject to such Dianthus stock option assumed by Magenta, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Magenta common stock; and (iii) the per share exercise price of each Dianthus stock option assumed by Magenta will be determined by dividing (A) the per share exercise price of such Dianthus stock option, as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Dianthus stock option assumed by Magenta will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Dianthus stock option will otherwise remain unchanged.

Each Dianthus stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Magenta common stock subsequent to the effective time. In addition, the Magenta compensation committee will succeed to the authority and responsibility of the Dianthus board of directors as administrator of the Dianthus 2019 Stock Plan.

Treatment of Dianthus Warrants (see page 181)

Under the terms of the Merger Agreement, each warrant to purchase shares of Dianthus capital stock that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be converted into a warrant to purchase shares of Magenta common stock.

Accordingly, from and after the effective time: (i) each outstanding Dianthus warrant assumed by Magenta may be exercised solely for shares of Magenta common stock; (ii) the number of shares of Magenta common stock subject to each outstanding Dianthus warrant assumed by Magenta will be determined by multiplying (A) the number of shares of Dianthus common stock that were subject to such Dianthus warrant, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Magenta common stock; and (iii) the per share exercise price of each Dianthus warrant assumed by Magenta will be determined by dividing (A) the per share exercise price of such Dianthus warrant, as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Dianthus warrant assumed by Magenta will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Dianthus warrant will otherwise remain unchanged.

Each Dianthus warrant shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Magenta common stock subsequent to the effective time. In addition, the Magenta board of directors or a committee thereof will succeed to the authority and responsibility of the Dianthus board of directors or any committee.

Treatment of Magenta Common Stock, Magenta Options and Magenta RSUs (see page 181)

Each share of Magenta common stock issued and outstanding at the time of the merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger.

In addition, each Magenta option that is outstanding immediately prior to the effective time will survive the closing and remain outstanding in accordance with its terms, except that (i) the vesting and exercisability of each Magenta option will be accelerated in full as of immediately prior to the effective time and (ii) each Magenta option with an exercise price per share that is equal to or less than $2.00 and held by a current employee, director or consultant of Magenta as of the effective time will remain outstanding and exercisable until the three year anniversary of the closing date (or, if earlier, the original expiration date of such Magenta option). Each outstanding Magenta restricted stock unit (“Magenta RSU”) that vests solely on the basis of time will be accelerated in full as of immediately prior to the effective time, and settled in shares of Magenta common stock immediately prior to the effective time (less a number of shares of Magenta common stock equal to the tax withholding obligations). Each outstanding Magenta RSU that vests in whole or in part based on the achievement of performance goals will survive the closing and remain outstanding in accordance with its terms.

The number of shares of Magenta common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Conditions to the Completion of the Merger (see page 192)

To complete the merger, Magenta stockholders must approve Proposal Nos. 1 and 2 and Dianthus stockholders must adopt the Merger Agreement and approve the merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 187)

The Merger Agreement contains non-solicitation provisions prohibiting Magenta and Dianthus from inquiring about or seeking a competing transaction. Each of Magenta and Dianthus have agreed that, subject to certain exceptions, Magenta and Dianthus and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) or Acquisition Inquiry (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”);

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal;

•	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 189)

Neither Dianthus’ board of directors nor Magenta’s board of directors may change its recommendation in favor of the merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation with respect to a superior offer that did not result from a material breach of the Merger Agreement if:

•

such party’s board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer;

•

if after other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, such party would be required to provide the other party with notice of such material amendment and there would be a new four business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

Termination of the Merger Agreement (see page 196)

Either Magenta or Dianthus may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 196)

If the Merger Agreement is terminated under certain circumstances, Magenta could be required to pay Dianthus a termination fee of $13.3 million or Dianthus could be required to pay Magenta a termination fee of $13.3 million, plus, in each case, up to $1.5 million in expense reimbursements, respectively.

Support Agreements (see page 199)

Certain Dianthus stockholders are parties to support agreements with Magenta and Dianthus pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Dianthus stockholder, has agreed to vote all of such stockholder’s shares of Dianthus capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Dianthus stockholders also agreed to vote against any competing Acquisition Proposal with respect to Dianthus.

As of May 2, 2023, the Dianthus stockholders that are party to a support agreement with Dianthus and Magenta owned approximately 65.7% of the outstanding shares of Dianthus capital stock. These stockholders include executive officers and directors of Dianthus, as well as certain other stockholders owning a significant portion of the outstanding shares of Dianthus capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Dianthus stockholders holding a sufficient number of shares of Dianthus capital stock to adopt the Merger Agreement and approve the merger and related transactions contemplated by the Merger Agreement will execute a written consent providing for such adoption and approval.

Certain Magenta stockholders are parties to support agreements with Magenta and Dianthus pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Magenta stockholder, has agreed to vote all of such stockholder’s shares of Magenta capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Magenta stockholders also agreed to vote against any competing Acquisition Proposal with respect to Magenta.

As of May 2, 2023, the Magenta stockholders that are party to a support agreement with Magenta and Dianthus owned approximately 6.9% of the outstanding shares of Magenta capital stock. These stockholders include executive officers and directors of Magenta, as well as certain other stockholders owning a significant portion of the outstanding shares of Magenta capital stock.

Lock-Up Agreements (see page 200)

Certain of Dianthus’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta’s common stock or any securities convertible into or exercisable or exchangeable for Magenta common stock, currently or thereafter owned, including, as applicable, shares purchased by existing Dianthus stockholders in the Dianthus pre-closing financing, until 180 days after the effective time.

Certain of Magenta’s directors have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta’s common stock or any securities convertible into or exercisable or exchangeable for Magenta common stock, currently or thereafter owned, until 180 days after the effective time.

Contingent Value Rights Agreement (see page 201)

At or prior to the effective time, Magenta and its designated rights agent will enter into the CVR Agreement. As provided in the Merger Agreement, Magenta intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of Magenta or had the right to receive Magenta’s common stock the right to receive one non-transferable CVR for each outstanding share of Magenta common stock held by such person as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Magenta upon the occurrence of certain events within agreed time periods (the “CVR distribution”).

Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of the net proceeds, if any, derived from any consideration that is paid to Magenta as a result of a Magenta asset sale during a period of three years following the closing of the merger. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Magenta or its affiliates, losses incurred or reasonably expected to be incurred by Magenta or its affiliates due to a third party proceeding in connection with a disposition and certain wind-down costs.

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, subject to certain limited exceptions.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Magenta, any constituent company to the merger, or any of its respective affiliates.

Management Following the Merger (see page 349)

Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Dianthus executive management team prior to the merger, including:

Name	Title
Marino Garcia	President and Chief Executive Officer
Ryan Savitz	Chief Financial Officer
Simrat Randhawa, M.D.	Chief Medical Officer
Edward Carr	Chief Accounting Officer

Material U.S. Federal Income Tax Consequences of the Merger (see page 171)

For a discussion summarizing U.S. federal income tax considerations of the merger, see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors (see page 26)

Both Magenta and Dianthus are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•

The exchange ratio will not change or otherwise be adjusted based on the market price of Magenta common stock as the exchange ratio depends on the Magenta net cash at the closing and not the market price of Magenta common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

Failure to complete the merger may result in Magenta or Dianthus paying a termination fee to the other party and could harm the common stock price of Magenta and the future business and operations of each company;

•

Some Magenta and Dianthus executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	Magenta stockholders and Dianthus stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger; and

•	If the merger is not completed, Magenta’s stock price may decline significantly.

Risks Related to Magenta

•	Failure to complete, or delays in completing, the proposed merger with Dianthus could expose Magenta to other operational and financial risks;

•	Magenta’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;

•

If Magenta does not successfully consummate the merger or another strategic transaction, Magenta’s board of directors may decide to pursue a dissolution and liquidation of Magenta. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities;

•

Magenta has a limited operating history, no history of commercializing products, has incurred significant losses since inception and anticipates continuing to incur net losses for the foreseeable future;

•

If the merger is not consummated and should Magenta resume development of product candidates, it will require additional capital to fund its operations. If Magenta fails to obtain necessary financing, it will not be able to complete the development and commercialization of such product candidates; and

•	Magenta’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of its common stock.

Risks Related to Dianthus

•

Dianthus has a limited operating history, has not completed any clinical trials, and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability;

•

Even if the merger and Dianthus pre-closing financing are successful, Dianthus will require substantial additional capital to finance its operations in the future. If Dianthus is unable to raise such capital when needed, or on acceptable terms, Dianthus may be forced to delay, reduce or eliminate clinical trials, product development programs or future commercialization efforts;

•

Dianthus has incurred significant losses since inception, and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Dianthus has no products for sale, has not generated any product revenue and may never generate product revenue or become profitable;

•

Dianthus’ product candidates are in early stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If Dianthus or its current or future collaborators are unable to complete development of, or commercialize, its product candidates, or experience significant delays in doing so, its business will be materially harmed;

•	Dianthus is substantially dependent on the success of its most advanced product candidate, DNTH103, and its anticipated clinical trials of such candidate may not be successful;

•

Dianthus has collaborations with third parties, including its existing licenses and development collaboration with Zenas BioPharma. If Dianthus is unable to maintain these collaborations, or if these collaborations are not successful, segments of its business could be adversely affected;

•	In order to successfully implement its plans and strategies, Dianthus will need to grow the size of its organization and Dianthus may experience difficulties in managing this growth;

•	Dianthus’ ability to protect its patents and other proprietary rights is uncertain, exposing Dianthus to the possible loss of competitive advantage; and

•

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Dianthus is not able to obtain, or if there are delays in obtaining, required regulatory approvals for its product candidates, Dianthus will not be able to commercialize, or will be delayed in commercializing, such product candidates, and its ability to generate revenue will be materially impaired.

Risks Related to the Combined Company

•

The market price of the combined company’s common stock is expected to be volatile, the market price of the common stock may drop following the merger and an active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all; If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets;

•

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts which stockholders may consider favorable, and may lead to entrenchment of management;

•

After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval; and

•

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Dianthus pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. Magenta and Dianthus both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 171)

Each of Magenta and Dianthus will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the merger and the related transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 173)

Magenta intends to file an initial listing application for the combined company common stock with Nasdaq. If such application is accepted, Magenta anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “DNTH.”

Anticipated Accounting Treatment (see page 173)

The merger is expected to be treated by Magenta as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Dianthus is considered to be acquiring the assets and liabilities of Magenta in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Dianthus’ equity holders will own a substantial majority of the voting rights in the combined company; (ii) Dianthus’ largest stockholder will retain the largest interest in the combined company; (iii) Dianthus will designate a majority (six of eight) of the initial members of the board of directors of the combined company; and (iv) Dianthus’ executive management team will become the management of the combined company. The combined company will be named Dianthus Therapeutics, Inc. and be headquartered in New York, NY. Accordingly, the merger is expected to be treated as the equivalent of Dianthus issuing stock to acquire the net assets of Magenta. As a result of the merger, the net assets of Magenta will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Dianthus. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 174)

Holders of Magenta common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Holders of Dianthus capital stock are entitled to appraisal rights in connection with the merger under Delaware law.

Comparison of Stockholder Rights (see page 380)

Both Magenta and Dianthus are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the merger is completed, Dianthus stockholders will become Magenta stockholders, and their rights will be governed by the DGCL, the second amended and restated bylaws of Magenta (“Magenta’s bylaws”) and the amended and restated certificate of incorporation of Magenta (“Magenta’s charter”), as may be further amended by Proposal Nos. 2 and 3 if approved by the Magenta stockholders at the Magenta special meeting. The rights of Magenta stockholders contained in Magenta’s charter and bylaws differ from the rights of Dianthus stockholders under the amended and restated certificate of incorporation and bylaws of Dianthus, as more fully described under the section titled “Comparison of Rights of Holders of Magenta Capital Stock and Dianthus Capital Stock” beginning on page 380 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The Magenta common stock is currently listed on The Nasdaq Global Market under the symbol “MGTA.”

The closing price of the Magenta common stock on May 2, 2023, the last day of trading prior to the announcement of the merger, as reported on The Nasdaq Global Market, was $0.77 per share.

Because the market price of the Magenta common stock is subject to fluctuation, the market value of the shares of the Magenta common stock that the Dianthus stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Proposal Nos. 1 and 2 and successful application for initial listing with Nasdaq, following the consummation of the merger, the Magenta common stock will trade on Nasdaq under Magenta’s new name, “Dianthus Therapeutics, Inc.,” and new trading symbol “DNTH.”

As of                 , 2023, the Record Date for the Special Meeting, there were approximately          registered holders of record of the Magenta common stock. As of                 , 2023, Dianthus had              holders of record of Dianthus common stock and              holders of record of Dianthus preferred stock. For detailed information regarding the beneficial ownership of certain Magenta and Dianthus stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Magenta” and “Principal Stockholders of Dianthus.”

Dividends

Magenta has never declared or paid any cash dividends on the Magenta common stock and does not anticipate paying cash dividends on the Magenta common stock for the foreseeable future, except pursuant to the CVR Agreement. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Dianthus has never paid or declared any cash dividends on the Dianthus capital stock. If the merger does not occur, Dianthus does not anticipate paying any cash dividends on the Dianthus capital stock in the foreseeable future, and Dianthus intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Dianthus board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Dianthus board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Magenta common stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The exchange ratio will not change or otherwise be adjusted based on the market price of Magenta common stock as the exchange ratio depends on the Magenta net cash at the closing and not the market price of Magenta common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

On May 2, 2023, Magenta entered into the Merger Agreement with Dianthus, pursuant to which a wholly-owned subsidiary of Magenta will merge with and into Dianthus, with Dianthus surviving as a wholly-owned subsidiary of Magenta. At the effective time, as described in the Merger Agreement, outstanding shares of Dianthus capital stock will be converted into shares of Magenta common stock. Applying the exchange ratio, the former Dianthus securityholders immediately before the merger, including shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 78.7% of the aggregate number of shares of Magenta capital stock and Magenta securityholders immediately before the merger are expected to own approximately 21.3% of the aggregate number of shares of Magenta capital stock, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million. In the event Magenta’s net cash is below $59.5 million, the exchange ratio will be adjusted such that the number of shares issued to the pre-merger Dianthus securityholders will be increased, and Magenta stockholders will own a smaller percentage of the combined company following the merger.

Any changes in the market price of Magenta stock before the completion of the merger will not affect the number of shares Dianthus stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger, the market price of Magenta common stock increases from the market price on the date of the Merger Agreement, then Dianthus stockholders could receive merger consideration with substantially more value for their shares of Dianthus capital stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the merger the market price of Magenta common stock declines from the market price on the date of the Merger Agreement, then Dianthus stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the merger may result in either Magenta or Dianthus paying a termination fee to the other party, and could harm the common stock price of Magenta and future business and operations of each company.

If the merger is not completed, Magenta and Dianthus are subject to the following risks:

•

if the Merger Agreement is terminated under specified circumstances, Magenta could be required to pay Dianthus a termination fee of $13.3 million, or Dianthus could be required to pay Magenta a termination fee of $13.3 million, plus, in each case, up to $1.5 million in expense reimbursements;

•	the price of Magenta common stock may decline and could fluctuate significantly; and

•	costs related to the merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the merger is not completed.

If the Merger Agreement is terminated and the board of directors of Magenta or Dianthus determines to seek another business combination, there can be no assurance that either Magenta or Dianthus will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

If the conditions to the merger are not satisfied or waived, the merger may not occur.

Even if the merger is approved by the stockholders of Dianthus and Proposal Nos. 1 and 2 as described in this proxy statement/prospectus are approved by the Magenta stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 192 of this proxy statement/prospectus. Magenta and Dianthus cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed.

The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.

In general, neither Magenta nor Dianthus is obligated to complete the merger if there is a material adverse effect affecting the other party between May 2, 2023, the date of the Merger Agreement, and the closing of the merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger, natural disasters, pandemics (including the coronavirus (“COVID-19”) pandemic), other force majeure events, acts or threat of terrorism or war and changes in the U.S. generally accepted accounting principles (“GAAP”). Therefore, if any of these events were to occur and adversely affect Magenta or Dianthus, the other party would still be obliged to consummate the closing of the merger notwithstanding such material adverse effect. If any such adverse effects occur and Magenta and Dianthus consummate the closing of the merger, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the stockholders of Magenta, Dianthus or both. For a more complete discussion of what constitutes a material adverse effect on Magenta or Dianthus, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 183 of this proxy statement/prospectus.

If Magenta and Dianthus complete the merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

On May 2, 2023, Dianthus entered into subscription agreements with certain investors, including existing investors of Dianthus, pursuant to which the investors agreed to purchase, in the aggregate, $70.0 million in shares of common stock and pre-funded warrants of Dianthus immediately prior to the closing of the merger, referred to as the Dianthus pre-closing financing. The closing of the Dianthus pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The shares of Dianthus common stock and pre-funded warrants issued in the Dianthus pre-closing financing will result in dilution to all securityholders of the combined company (i.e., both the pre-merger Magenta securityholders and former Dianthus securityholders). The Dianthus pre-closing financing is more fully described under the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 200 of this proxy statement/prospectus.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Magenta’s pre-merger securityholders and Dianthus’ former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some Magenta and Dianthus directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Directors and executive officers of Magenta and Dianthus may have interests in the merger that are different from, or in addition to, the interests of other Magenta stockholders generally. These interests with respect to Magenta’s directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. Two members of the Magenta board of directors will continue as directors of the combined company after the effective time, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company. These interests with respect to Dianthus’ directors and executive officers may include, among others, certain of Dianthus’ directors and executive officers have options, subject to vesting, to purchase shares of Dianthus common stock which, after the effective time, will be converted into and become options to purchase shares of the common stock of the combined company; Dianthus’ executive officers are expected to continue as executive officers of the combined company after the effective time; and all of Dianthus’ directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, certain of Dianthus’ directors are affiliated with investment funds which hold an interest in Dianthus and are participating in the Dianthus pre-closing financing. Further, certain current members of Dianthus’ board of directors will continue as directors of the combined company after the effective time, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Magenta non-employee director compensation policy that is expected to remain in place following the effective time.

The Magenta and Dianthus boards of directors were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the merger, and recommend the approval of the Merger Agreement to Magenta and Dianthus stockholders. These interests, among other factors, may have influenced the directors and executive officers of Magenta and Dianthus to support or approve the merger.

For more information regarding the interests of Magenta and Dianthus directors and executive officers in the merger, please see the sections titled “The Merger—Interests of Magenta’s Directors and Executive Officers in the Merger” beginning on page 161 and “The Merger—Interests of Dianthus’ Directors and Executive Officers in the Merger” beginning on page 165 of this proxy statement/prospectus.

Magenta stockholders and Dianthus stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including the conversion of Dianthus common stock issued in the Dianthus pre-closing financing.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Magenta stockholders and Dianthus stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

If the merger is not completed, Magenta’s stock price may decline significantly.

The market price of Magenta common stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Magenta common stock will likely be volatile based on whether stockholders and other investors believe that Magenta can complete the merger or otherwise raise additional capital to support Magenta’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Magenta common stock has been and may be exacerbated by low trading volume. Additional factors that may cause the market price of Magenta common stock to fluctuate include:

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Magenta common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Magenta and Dianthus securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of Magenta and Dianthus will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, Magenta stockholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of capital stock of the combined company and former Dianthus securityholders, including shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 78.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million. The Chief Executive Officer of Dianthus will serve as the Chief Executive Officer of the combined company following the completion of the merger.

During the pendency of the merger, Magenta and Dianthus may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Magenta and Dianthus to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement—Non-Solicitation” beginning on page 187 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Magenta and Dianthus from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 187 of this proxy statement/prospectus. In addition, if Magenta terminates the Merger Agreement under specified circumstances, Magenta could be required to pay Dianthus a termination fee of $13.3 million, or Dianthus could be required to pay Magenta a termination fee of $13.3 million, plus, in each case, up to $1.5 million in expense reimbursements. This termination fee may discourage third parties from submitting competing proposals to Magenta, Dianthus or their respective stockholders, and may cause the Magenta or Dianthus board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Dianthus’ common stock makes it difficult to evaluate the fair market value of Dianthus’ capital stock, the value of the Magenta common stock to be issued to Dianthus stockholders may be more or less than the fair market value of Dianthus’ common stock.

The outstanding capital stock of Dianthus is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Dianthus’ capital stock. Because the percentage of Magenta equity to be issued to Dianthus stockholders was determined based on negotiations between the parties, it is possible that the value of the Magenta common stock to be issued to Dianthus stockholders will be more or less than the fair market value of Dianthus’ capital stock.

If the merger does not qualify as a reorganization under the Code, U.S. holders of Dianthus common stock may be taxed on the full amount of the consideration received in the merger.

As discussed more fully under the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” the merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, no gain will be recognized by U.S. holders of Dianthus common stock who receive only Magenta common stock in the merger. It is not, however, a condition to Dianthus’ obligation or Magenta’s obligation to complete the transactions that the merger so qualifies. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. If the merger does not qualify for the U.S. federal income tax treatment described herein, U.S. holders of Dianthus common stock may be taxed on any gain realized up to the full fair market value of any Magenta common stock received in the merger.

The tax treatment of the CVRs is uncertain.

Magenta intends to treat the issuance of the CVRs to the persons who prior to completion of the merger were Magenta stockholders as a distribution of property with respect to Magenta common stock. However, the U.S. federal income tax treatment of the CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of contingent value rights with characteristics similar to the CVRs. Therefore, it is possible that the issuance of the CVRs may be treated as a distribution of equity with respect to Magenta stock, as an “open transaction,” or as a “debt instrument” for U.S. federal income tax purposes, and such questions are inherently factual in nature. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Magenta Common Stock.”

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purposes of the reverse stock split are to (i) increase the per-share market price of Magenta’s common stock above the Minimum Bid Price requirement under the Nasdaq rules so that the listing of Magenta and the shares of Magenta common stock being issued in the merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the merger. It cannot be assured, however, that the reverse stock split will accomplish any increase in the per-share market price of Magenta’s common stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Magenta’s common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Magenta and Dianthus, or result in any permanent or sustained increase in the market price of Magenta’s common stock, which is dependent upon many factors, including Magenta’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Magenta might meet the listing requirements for Nasdaq initially after the reverse stock split, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the Magenta board of directors believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to Magenta’s Strategic Alternative Process and Potential Strategic Transaction

Failure to complete, or delays in completing, the proposed merger transaction with Dianthus could materially and adversely affect Magenta’s results of operations, business, financial results and/or stock price.

In February 2023, Magenta announced that it intended to conduct a comprehensive review of strategic alternatives for the company and its assets. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for the merger, on May 2, 2023, Magenta entered into the Merger Agreement with Dianthus and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Dianthus, with Dianthus continuing as the surviving company and a wholly-owned subsidiary of Magenta. The closing of the merger is subject to approval by the stockholders of Magenta and Dianthus as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If the merger is completed, the business of Dianthus will continue as the business of the combined company. Any failure to satisfy a required condition to closing may prevent, delay or otherwise materially and adversely affect the completion of the transaction, which could materially and adversely affect Magenta’s results of operations, business, financial results and/or stock price. Magenta cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the proposed merger will be successfully consummated or that Magenta will be able to successfully consummate the proposed merger as currently contemplated under the Merger Agreement or at all.

Magenta’s efforts to complete the merger could cause substantial disruptions in, and create uncertainty surrounding, Magenta’s business, which may materially adversely affect Magenta’s results of operations and Magenta’s business. Uncertainty as to whether the merger will be completed may affect Magenta’s ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. A substantial amount of Magenta’s management’s and employees’ attention is being directed toward the completion of the transaction and thus is being diverted from Magenta’s day-to-day operations. Uncertainty as to Magenta’s future could adversely affect Magenta’s business and Magenta’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer decisions about working with Magenta or seek to change existing business relationships with Magenta. Changes to, or termination of, existing business relationships could adversely affect Magenta’s results of operations and financial condition, as well as the market price of Magenta’s common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

Risks related to the failure to consummate, or delay in consummating, the proposed merger transaction with Dianthus include, but are not limited to, the following:

•	Magenta would not realize any or all of the potential benefits of the merger, which could have a negative effect on Magenta’s results of operations, business or stock price;

•	under some circumstances, Magenta may be required to pay a termination fee to Dianthus of $13.3 million, and/or expense reimbursement of up to $1.5 million;

•	Magenta would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the merger regardless of whether the merger is consummated;

•	the trading price of Magenta’s common stock may decline to the extent that the current market price for Magenta’s stock reflects a market assumption that the merger will be completed;

•

the attention of Magenta’s management and employees may have been diverted to the merger rather than to Magenta’s operations and the pursuit of other opportunities that could have been beneficial to Magenta;

•	Magenta could be subject to litigation related to any failure to complete the merger;

•

Magenta could potentially lose key personnel during the pendency of the merger as employees and other service providers may experience uncertainty about their future roles with Magenta following completion of the merger; and

•	under the Merger Agreement, Magenta is subject to certain customary restrictions on the conduct of Magenta’s business prior to completing the merger, which restrictions could adversely affect

Magenta’s ability to conduct Magenta’s business as Magenta otherwise would have done if Magenta was not subject to these restrictions.

The occurrence of any of these events individually or in combination could materially and adversely affect Magenta’s results of operations, business, and Magenta’s stock price.

Magenta cannot be sure if or when the merger will be completed.

The consummation of the merger is subject to the satisfaction or waiver of various conditions, including the authorization of the merger by Magenta’s stockholders and Dianthus’ stockholders. Magenta cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Magenta is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Dianthus will not be obligated to complete the merger. Under certain circumstances, Magenta would be required to pay Dianthus a termination fee of $13.3 million, and/or expense reimbursement of Dianthus of up to $1.5 million.

If the merger is not completed, Magenta’s board of directors, in discharging its fiduciary obligations to Magenta’s stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Magenta’s stockholders as the merger, including a liquidation and dissolution. Any future sale or merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. Magenta may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Magenta’s business.

Until the merger is completed, the Merger Agreement restricts Dianthus and Magenta from taking specified actions without the consent of the other party, and requires Magenta to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Dianthus and Magenta from making appropriate changes to Magenta respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the merger. Further, if Magenta’s net cash at closing is lower than anticipated, either because expenses exceed current estimates or due to delays prior to closing, then the pre-merger stockholders of Magenta will own less of the combined company pursuant to the exchange ratio adjustment set forth in the Merger Agreement.

Any delay in completing the proposed merger may materially and adversely affect the timing and benefits that are expected to be achieved from the proposed merger.

The exchange ratio set forth in the Merger Agreement is not adjustable based on the market price of Magenta’s common stock, so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio for Dianthus capital stock being converted into Magenta’s common stock, and the exchange ratio is based on the outstanding capital stock of Dianthus and the outstanding common stock of Magenta, in each case immediately prior to the closing of the merger. Applying the exchange ratio formula in the Merger Agreement, the former Dianthus securityholders immediately before the merger are expected to own approximately 60.0% of the outstanding capital stock of the combined company immediately following the merger, and the securityholders of Magenta immediately before the merger are expected to own approximately 21.3% of the outstanding capital stock of the combined company immediately following the merger, in each case, after giving effect to the Dianthus pre-closing financing and subject to certain assumptions detailed in the Merger Agreement. Under certain circumstances further described in the Merger Agreement, however, these ownership percentages may be adjusted upward or downward based on the cash levels of the respective companies at the closing of the merger, and as a result, either the Magenta stockholders or the Dianthus stockholders could own less of the combined company than expected.

Any changes in the market price of Magenta’s common stock before the completion of the merger will not affect the number of shares of Magenta’s common stock issuable to Dianthus’ stockholders pursuant to the

Merger Agreement. Therefore, if before the completion of the merger the market price of Magenta’s common stock declines from the market price on the date of the Merger Agreement, then Dianthus’ stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Magenta’s common stock increases from the market price of Magenta’s common stock on the date of the Merger Agreement, then Dianthus’ stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right.

The Merger Agreement contains provisions that limit Magenta’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Magenta from making an alternative transaction proposal and, in specified circumstances, could require Magenta to pay a termination fee to Dianthus, which could significantly harm Magenta’s financial condition and the market price of Magenta’s common stock and negatively affect the future business and operations of each company.

The Merger Agreement contains provisions that make it difficult for Magenta to entertain a third-party proposal for an acquisition of Magenta. These provisions include Magenta’s agreement not to solicit or initiate any additional discussions with third parties regarding other proposals for Magenta’s acquisition, as well as restrictions on Magenta’s ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of Magenta’s board of directors.

If the proposed merger is not completed and the Merger Agreement is terminated under certain circumstances, Magenta may be required to pay Dianthus a termination fee of up to $13.3 million, and/or expense reimbursement of up to $1.5 million. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Magenta will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the proposed merger is not completed, it could significantly harm the market price of Magenta’s common stock.

In addition, if the Merger Agreement is terminated and the board of directors of Magenta determines to seek another business combination, there can be no assurance that either Magenta will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

Lawsuits may be filed against Magenta and the members of Magenta’s board of directors arising out of the proposed merger, which may delay or prevent the proposed merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Magenta, Magenta’s board of directors, Dianthus, Dianthus’ board of directors and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Magenta may not be successful in defending against any such future claims. Lawsuits that may be filed against Magenta, Magenta’s board of directors, Dianthus, or Dianthus’ board of directors could delay or prevent the merger, divert the attention of Magenta’s management and employees from Magenta’s day-to-day business and otherwise adversely affect Magenta’s financial condition.

Magenta’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the effective time, Magenta, the holder’s representative and the rights agent (as defined in the CVR Agreement (defined below)) will execute and deliver a contingent value rights agreement (the “CVR Agreement”), pursuant to which each person who as of immediately prior to the effective time was a stockholder of record of Magenta or had the right to receive Magenta’s common stock will be entitled to receive a contractual contingent value right (“CVR”), issued by

Magenta subject to and in accordance with the terms and conditions of the CVR Agreement. Each CVR will entitle the holder of the CVR to receive certain net proceeds, if any, derived from any consideration that is paid to Magenta as a result of the disposition of any of Magenta’s pre-merger assets, net of any indemnity obligations, transaction costs and certain other expenses, during the period that is three years after the closing of the merger. The right of Magenta’s stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement.

Magenta may not be able to achieve successful results from the disposition of such assets as described above. If this is not achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

Certain of Magenta’s officers and directors may have interests in the proposed merger that are different from, or in conflict with or in addition to, those of Magenta’s stockholders generally.

Certain officers and directors of Magenta may have interests in the proposed merger that are different from the interests of Magenta’s stockholders generally, including potentially, among others, the continued service as a director of the combined company, the acceleration of stock option vesting, and continued indemnification.

The closing of the merger will also result in the acceleration of vesting of options to purchase shares of Magenta’s common stock held by Magenta’s executive officers and directors, whether or not there is a covered termination of such officer’s employment or board membership. In addition, two of Magenta’s current directors are expected to become directors of the surviving company upon the closing of the merger, and all of Magenta’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Magenta and cause them to view the merger differently from how Magenta’s stockholders generally may view it.

For more information regarding the interests of Magenta and Dianthus directors and executive officers in the merger, please see the sections titled “The Merger—Interests of Magenta’s Directors and Executive Officers in the Merger” beginning on page 161 and “The Merger—Interests of Dianthus’ Directors and Executive Officers in the Merger” beginning on page 165 of this proxy statement/prospectus, as well as “Risk Factors—Risks Related to the Merger—Some Magenta and Dianthus directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.”

Magenta’s equityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, Magenta following the closing of the merger as compared to their current ownership and voting interest in Magenta.

After the completion of the merger, the current securityholders of Magenta will own a smaller percentage of the combined company than their ownership in Magenta prior to the merger. Immediately after the merger, it is currently estimated that pre-merger Magenta’s equityholders will own approximately 21.3% of the common stock of the combined company, and pre-merger Dianthus equityholders will own approximately 60.0% of the common stock of the combined company, in each case, after giving effect to the Dianthus pre-closing financing and subject to certain assumptions. These estimates are based on the anticipated exchange ratio and are subject to adjustment as provided in the Merger Agreement.

In addition, the board of directors of the combined company will initially include two individuals with prior affiliations with Magenta. Consequently, securityholders of Magenta will not be able to exercise the same influence over the management and policies of the combined organization following the closing of the merger than they currently exercise over the management and policies of Magenta.

Magenta’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the proposed merger, Magenta’s stockholders will have experienced substantial dilution of their ownership interests in Magenta without receiving the expected commensurate benefit, or only receive part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the proposed merger.

If Magenta does not successfully consummate the merger or another strategic transaction, Magenta’s board of directors may decide to pursue a dissolution and liquidation of Magenta. In such an event, the amount of cash available for distribution to Magenta’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Magenta can give you no assurance.

There can be no assurance that the merger will be completed. If the merger is not completed, Magenta’s board of directors may decide to pursue a dissolution and liquidation of Magenta. In such an event, the amount of cash available for distribution to Magenta’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Magenta funds its operations while pursuing the merger. In addition, if Magenta’s board of directors were to approve and recommend, and Magenta’s stockholders were to approve, a dissolution and liquidation of the company, Magenta would be required under Delaware corporate law to pay Magenta’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Magenta’s commitments and contingent liabilities may include obligations under Magenta’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against Magenta, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Magenta’s assets would need to be reserved pending the resolution of such obligations.

In addition, Magenta may be subject to litigation or other claims related to a dissolution and liquidation of Magenta. If a dissolution and liquidation were to be pursued, Magenta’s board of directors, in consultation with Magenta’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Magenta’s common stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Magenta’s stockholders.

Magenta is substantially dependent on Magenta’s remaining employees to facilitate the consummation of the merger.

Magenta’s ability to consummate a strategic transaction depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In April 2022, and then again in February 2023, Magenta undertook an organizational restructuring that significantly reduced its workforce in order to conserve its capital resources. As of May 1, 2023, Magenta had only 10 full-time employees. Magenta’s ability to successfully complete the merger depends in large part on Magenta’s ability to retain certain remaining personnel. Despite Magenta’s efforts to retain these employees, one or more may terminate their employment with Magenta on short notice. Magenta’s cash conservation activities may yield other unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm Magenta’s ability to consummate the merger, to run Magenta’s day-to-day business operations, as well as to fulfill Magenta’s reporting obligations as a public company.

Risks Related to Magenta

Risks Related to Magenta’s Financial Position and Need for Additional Capital in Event the Merger is Not Consummated

Magenta has incurred net losses every year since its inception and anticipates that Magenta will continue to incur net losses in the future.

Magenta is a biotechnology company and it has a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that product candidates will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

Magenta has no products approved for commercial sale and has not generated any revenue from product sales to date, and it continues to incur expenses related to its ongoing operations. To date, Magenta has invested substantially all of its efforts and financial resources in the research and development of its product candidates. In December 2022, Magenta announced that it had stopped dosing in Cohort 4 (dose level 0.13 mg/kg) of the Phase 1/2 clinical trial for MGTA-117 in patients with relapsed/refractory acute myeloid leukemia (“R/R AML”), and myelodysplastic syndromes (“MDS”) pursuant to the clinical trial protocol, due to the observance of dose-limiting toxicities (“DLTs”), in two of the participants dosed in Cohort 4. As a result of these observations, two Suspected, Unexpected, Serious Adverse Reaction (“SUSARs”) were reported to the U.S. Food and Drug Administration (“FDA”). In January 2023, Magenta announced that the last participant dosed in Cohort 3 (dose level 0.08 mg/kg) in the Phase 1/2 clinical trial experienced a Grade 5 serious adverse event (“SAE”) (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117, and this was reported to the FDA as a SUSAR. After consultation with the trial’s safety Cohort Review Committee, and with the highest regard for patient safety, Magenta voluntarily paused dosing in the clinical trial. The FDA subsequently placed the trial on partial clinical hold in February 2023. In February of 2023, after a review of its business, programs, resources and capabilities, Magenta announced the decision to halt further development of its programs and to conduct a comprehensive review of strategic alternatives. As a result of that decision, Magenta discontinued the MGTA-117 Phase 1/2 clinical trial in patients with R/R AML and MDS. Magenta discontinued the MGTA-145 Phase 2 stem cell mobilization clinical trial in patients with sickle cell disease (“SCD”). Lastly, Magenta stopped incurring certain costs relating to MGTA-45, including manufacturing and costs relating to certain other activities that were intended to support an investigative new drug application (“IND”), for MGTA-45 (previously named CD45-ADC). In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-117, MGTA-45 and MGTA-145.

As a result, Magenta is not profitable and has incurred losses in each period since its inception in June 2015. For the years ended December 31, 2022 and 2021, Magenta reported net losses of $76.5 million and $71.1 million, respectively. As of December 31, 2022, Magenta had an accumulated deficit of $402.0 million. If Magenta resumes development of product candidates, it will not generate revenue from product sales unless and until it successfully completes clinical development and obtains regulatory approval for such product candidates. If Magenta obtains regulatory approval for any of its product candidates, it expects to incur significant expenses related to developing its commercialization capability to support product sales, marketing and distribution. Further, Magenta expects to incur additional costs associated with operating as a public company.

Magenta expects to continue to incur costs and expenditures in connection with the process of evaluating its strategic alternatives. Should Magenta resume development of product candidates, Magenta will incur substantial research and developments costs and other expenditures to develop such product candidates. Magenta may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Magenta’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Magenta’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.

Should Magenta resume development of product candidates, it will require additional capital to fund its operations. If Magenta fails to obtain necessary financing, it will not be able to complete the development and commercialization of such product candidates.

Magenta’s operations have consumed substantial amounts of cash since its inception. Should Magenta resume development of product candidates, it would expect to continue to spend substantial amounts of cash (including the net proceeds from its initial public offering (“IPO”) and its subsequent public and private equity offerings) to conduct further research and development, preclinical testing, clinical trials of such product candidates, to seek regulatory approvals for such product candidates and to launch and commercialize such product candidates for which Magenta receives regulatory approval, including potentially building its own commercial organization to address the U.S., the European Union and certain other markets.

As of March 31, 2023, Magenta had approximately $78.2 million in cash, cash equivalents and marketable securities. Should Magenta resume development of product candidates, its monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of its product candidates is highly uncertain, Magenta is unable to estimate the actual funds it will require for development and any approved marketing and commercialization activities. Magenta’s future expenses and future funding requirements, both near and long-term, will depend on many factors, including but not limited to:

•	the timing and outcome of Magenta’s exploration of potential strategic alternatives;

•	the initiation, progress, timing, costs and results of research, preclinical studies and clinical trials for product candidates;

•	the costs to develop, maintain, and enhance a sustainable, scalable, reproducible and transferable manufacturing process for product candidates;

•	the clinical development plans Magenta establishes for product candidates;

•	the number and characteristics of product candidates that Magenta develops or may in-license;

•	the cost of milestone or other payments under any license, acquisition, collaboration or other strategic transaction agreements;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

•	the cost of defending material intellectual property disputes, including patent infringement actions brought by third parties against Magenta or product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

•	the cost of seeking to attract, hire and retain skilled personnel;

•

the cost of establishing sales, marketing and distribution capabilities for product candidates for which Magenta may receive regulatory approval in regions where it chooses to commercialize its products on its own; and

•	the cost of, and ability to maintain on reasonable commercial and economic terms, sufficient office and laboratory space to support its operations.

Magenta cannot be certain that additional funding will be available on acceptable terms, or at all, and such funding may become even more difficult to obtain due to rising interest rates and the current downturn in the

U.S. capital markets and the biotechnology sector in general. Competition for additional capital among biotechnology companies may be particularly intense during this present economic downturn. Magenta may be unable to raise capital through public offerings of its common stock and may need to turn to alternative financing arrangements. Such arrangements, if Magenta pursues them, could involve issuances of one or more types of securities, including common stock, preferred stock, convertible debt, warrants to acquire common stock or other securities. These securities could be issued at or below the then prevailing market price for its common stock. In addition, if Magenta issues debt securities, the holders of the debt would have a claim to its assets that would be superior to the rights of stockholders until the principal, accrued and unpaid interest and any premium or make-whole has been paid. Interest on any newly-issued debt securities and/or newly-incurred borrowings would increase its operating costs and reduce its net income, and these impacts may be material. If the issuance of new securities results in diminished rights to holders of its common stock, the market price of its common stock could be materially and adversely affected. If Magenta is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Magenta may have to significantly delay, scale back or discontinue the development or commercialization of product candidates or one or more of its other research and development initiatives, and Magenta may also be forced to reduce or terminate its operations. Any of the above events could significantly harm its business, prospects, financial condition and results of operations and cause the price of its common stock to decline.

Raising additional capital may cause dilution to Magenta’s existing stockholders, restrict its operations or require Magenta to relinquish rights to its technologies or product candidates.

Magenta may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that Magenta raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of its stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business.

Magenta has consummated and continues to explore strategic transactions regarding its product candidates and related assets, including, without limitation, licensing transactions and asset sales. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-117, MGTA-45 and MGTA-145. In any strategic transaction, Magenta has and may continue to relinquish valuable rights to, sell or otherwise dispose of its technologies, product candidates or other assets at unfavorable prices or on terms unfavorable to it. In particular, given the current downturn in the U.S. capital markets and the biotechnology sector in general, Magenta may enter into such transactions on terms and at prices less favorable to Magenta than would otherwise occur. Magenta may also be required to relinquish or license on unfavorable terms its rights to technologies or product candidates. As a result, Magenta may fail to realize the full potential of its product candidates.

Any of the foregoing events could have a material adverse effect upon its business and future prospects.

Magenta’s company has a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for its future viability.

Magenta was founded and commenced operations in June 2015. Magenta’s operations to date have been limited to organizing and staffing Magenta, business planning, raising capital, acquiring and developing its technology, identifying potential product candidates, and undertaking preclinical studies and clinical trials. Although Magenta has conducted clinical trials for certain of its product candidates, it has not yet demonstrated an ability to successfully complete late-stage clinical trials of its product candidates, obtain marketing approvals, manufacture a commercial-scale medicine, or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful commercialization of its product candidates. Typically, it takes about 10 to 15 years to develop a new medicine from the time it is discovered to when it is available for treating patients. Consequently, any predictions Magenta makes about its future success or viability may not be as accurate as they could be if Magenta had a longer operating history.

In addition, Magenta may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. For example, management may fail to undertake sufficient risk mitigation strategies for elements of its business subject to heightened risk, and its business may be harmed as a result.

Magenta has never generated revenue from product sales and may never be profitable.

Should Magenta resume development of product candidates, its ability to generate revenue from product sales and achieve profitability depends on its ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates Magenta may identify for development. Magenta may not generate revenues from product sales for the next several years, if ever. Magenta’s ability to generate future revenues from product sales would depend heavily on its and or its collaborators’ ability to successfully:

•	identify product candidates and complete research and preclinical and clinical development of any product candidates Magenta may identify;

•	seek and obtain regulatory and marketing approvals for product candidates for which Magenta completes clinical trials;

•

launch and commercialize any product candidates for which Magenta obtains regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates for which Magenta obtains regulatory and marketing approval;

•	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for product candidates Magenta may develop;

•

establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for product candidates for which Magenta obtains regulatory and marketing approval;

•	obtain market acceptance of product candidates Magenta may develop as viable treatment options;

•	address competing technological and market developments;

•	implement internal systems and infrastructure, as needed;

•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which Magenta may enter and perform its obligations in such collaborations;

•	maintain, protect, and expand its portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	avoid and defend against third-party interference or infringement claims; and

•	attract, hire, and retain qualified personnel.

Even if one or more product candidates Magenta may develop is approved for commercial sale, it anticipates incurring significant costs associated with commercializing any approved product candidates. Magenta’s expenses could increase beyond expectations if Magenta is required by the FDA, the EMA, or other regulatory authorities to perform clinical and other studies in addition to those that it anticipates. Even if Magenta is able to generate revenues from the sale of any approved products, Magenta may not become profitable and may need to obtain additional funding to continue operations.

Risks Related to Magenta’s Business if Merger is Not Consummated

Magenta may not be successful in completing the merger, and any strategic transactions that it may consummate in the future could have negative consequences.

Magenta is exploring strategic transactions regarding any product candidates and related assets, including, without limitation, licensing transactions and asset sales. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-117, MGTA-45 and MGTA-145. There can be no assurance that Magenta will be able to successfully consummate the merger or that the merger will be completed on attractive terms, within the anticipated timing, or at all. The process of continuing to evaluate these strategic options may be very costly, time-consuming and complex and Magenta has incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. Magenta may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in its business.

In addition, any strategic business combination or other transactions that Magenta may consummate in the future could have a variety of negative consequences and it may implement a course of action or consummate a transaction that yields unexpected results that adversely affects its business and decreases the remaining cash available for use in its business or the execution of its strategic plan. There can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value or achieve the anticipated results. Any potential transaction would be dependent on a number of factors that may be beyond its control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with Magenta, obtaining stockholder approval and the availability of financing to third parties in a potential transaction with Magenta on reasonable terms. Any failure of such a potential transaction to achieve the anticipated results could significantly impair its ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to its stockholders.

If Magenta is not successful in setting forth a new strategic path for Magenta, or if its plans are not executed in a timely fashion, this may cause reputational harm with its stockholders and the value of its securities may be adversely impacted. In addition, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of Magenta could cause its stock price to fluctuate significantly.

Magenta may not realize any additional value in the merger.

Dianthus may place minimal or no value on Magenta’s assets and its public listing. Further, should Magenta resume development of product candidates, the development and any potential commercialization of such product candidates will require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, Dianthus may choose not to spend additional resources and continue development of Magenta’s product candidates and may attribute little or no value, in such a transaction, to those product candidates.

If Magenta is successful in completing the merger, it may be exposed to other operational and financial risks.

Although there can be no assurance that the merger will be completed, the negotiation and consummation of the merger has required and will continue to require significant time on the part of its management, and the diversion of management’s attention may disrupt its business.

The negotiation and consummation of the merger may also require more time or greater cash resources than Magenta anticipates and exposes Magenta to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected acquisition or integration costs;

•	incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

•	write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired business with its operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

•	inability to retain key employees of Magenta or any acquired business; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on its business, financial condition and prospects.

If the merger is not consummated, Magenta’s board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the merger will be completed. If the merger is not completed, Magenta’s board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such decision and, with the passage of time the amount of cash available for distribution will be reduced as Magenta continues to fund its operations. In addition, if Magenta’s board of directors were to approve and recommend, and its stockholders were to approve, a dissolution and liquidation, Magenta would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. As a result of this requirement, a portion of its assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, Magenta may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, Magenta’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of its common stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up.

Magenta’s ability to consummate the merger depends on its ability to retain its employees required to consummate such a transaction.

Magenta’s ability to consummate the merger depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such a transaction. In April 2022, and then again in February 2023, Magenta undertook an organizational restructuring that significantly reduced its workforce in order to conserve its capital resources. Magenta’s cash conservation activities may yield unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. If Magenta is unable to successfully retain its remaining personnel, it may be unable to successfully consummate a strategic transaction, and its business operations may be substantially disrupted.

Magenta’s corporate restructuring and the associated reduction in workforce may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt its business.

In April 2022, and then again in February 2023, Magenta undertook an organizational restructuring that significantly reduced its workforce, including the departure of its chief executive officer. Magenta may not realize, in full or in part, the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If Magenta is unable to realize the expected operational efficiencies and cost savings from the restructuring, its operating results and financial condition will be adversely affected. Furthermore, its restructuring plan may be disruptive to its operations. For example, its headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing its business strategy, including retention of its remaining employees. Employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business.

Any future growth of Magenta’s business would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to its limited resources, Magenta may not be able to effectively manage its operations or recruit and retain qualified personnel, which may result in weaknesses in its infrastructure and operations, risks that Magenta may not be able to comply with legal and regulatory requirements, loss of employees and reduced productivity among remaining employees.

The impact and results of Magenta’s ongoing strategic process are uncertain and may not be successful.

Magenta’s board of directors remains dedicated to diligent deliberations and the making of informed decisions that the directors believe are in the best interests of the company and its stockholders. There can be no assurance, however, that the company’s current strategic direction, or the board’s evaluation of strategic alternatives, will result in any initiatives, agreements, transactions or plans that will further enhance stockholder value.

In addition, given the substantial restructuring of Magenta’s operations over the past several years, it may be difficult to evaluate its current business and future prospects on the basis of historical operating performance.

Magenta may become involved in litigation that could divert management’s attention and harm the company’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation has often followed certain significant business transactions, such as the sale of a company, the announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. Magenta may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources, which could adversely affect its business, cash resources, its ability to consummate a potential strategic transaction or the ultimate value its stockholders receive in any such transaction.

Risks Related to Magenta’s Commercialization, Government Regulation and Competition

Magenta may never obtain FDA approval for product candidates in the U.S., and even if it does, Magenta may never obtain approval for or commercialize product candidates in any other jurisdiction, which would limit its ability to realize their full market potential.

In order to eventually market any product candidates in any particular foreign jurisdiction, Magenta must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. Approval by the FDA in the U.S., if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for Magenta and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of products in those countries. The foreign regulatory approval process involves all the risks associated with FDA approval. Magenta does not have any product candidates approved for sale in any jurisdiction, including international markets, and it does not have experience in obtaining regulatory approval in international markets. If Magenta fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, its target market will be reduced and its ability to realize the full market potential of products will be harmed.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates Magenta may develop from being marketed in such jurisdictions, which, in turn, would materially impair Magenta’s ability to generate revenue.

In order to market and sell any product candidates Magenta may develop in the European Union and many other foreign jurisdictions, Magenta or its third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the U.S. generally includes all the risks associated with obtaining FDA approval. In addition, in many countries outside the U.S., it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Magenta or these third parties may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. Magenta may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its medicines in any jurisdiction, which would materially impair its ability to generate revenue.

Even if Magenta obtains marketing approvals for any product candidates it develops, the terms of approvals and ongoing regulation of products could require the substantial expenditure of resources and may limit how Magenta manufactures and markets such products, which could materially impair its ability to generate revenue.

Any product candidate for which Magenta obtains marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising, and promotional activities for such medicine, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, applicable product tracking and tracing requirements, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the medicine may be marketed or to the conditions of approval or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

Accordingly, assuming Magenta, or any collaborators it may have, receive marketing approval for any product candidates Magenta develop, Magenta, and such collaborators, and its and their contract manufacturers will continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control. If Magenta and such collaborators are not able to comply with post-approval regulatory requirements, Magenta and such collaborators could have the marketing approvals for products withdrawn by regulatory authorities and its, or such collaborators’, ability to market any future products could be limited, which could adversely affect its ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on its business, operating results, financial condition and prospects.

Even if any product candidates Magenta may develop are approved by government regulators, the commercial success of such product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Even with the requisite approvals from the FDA in the U.S., the EMA in the European Union and other regulatory authorities internationally, the commercial success of such product candidates Magenta may develop will depend, in part, on the acceptance of physicians, patients and health care payors of such product candidates as medically necessary, cost-effective and safe. Even before receiving any potential regulatory approval for a product candidate, Magenta may determine that the clinical trial results for a product candidate suggest that it does not have a product profile that would be competitive compared to other therapeutic options. Any product that Magenta develops or commercializes may not have or gain acceptance by physicians, patients, health care payors and others in the medical community. If these products do not achieve an adequate level of acceptance, Magenta may not generate significant product revenue and may not become profitable. Efforts to educate the medical community and third-party payors on the benefits of any product candidates may require significant resources, including management time and financial resources, and may not be successful. The degree of market acceptance of product candidates Magenta may develop, if approved for commercial sale, will depend on several factors, including:

•	the efficacy, durability and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of any product candidates over alternative treatments;

•	the cost of treatment relative to alternative treatments;

•	its ability to offer the product for sale at competitive prices;

•	the clinical indications for which any product candidate is approved by the FDA or the EMA;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of physicians to prescribe new therapies;

•	the willingness of the target patient population to try new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	publicity concerning products or competing products and treatments;

•	changes in the standard of care for the targeted indications for the product; and

•	sufficient third-party payor coverage and adequate reimbursement.

In addition, Magenta analyzes these factors with respect to any product candidates before they are approved by conducting market research. Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched. Further, Magenta may determine not to commercialize a product candidate based on that analysis or based on unfavorable pricing and reimbursement terms. Any product candidate Magenta may develop that does not have a competitive product profile compared to other therapeutic options, including those that obtain regulatory approval but fail to achieve market acceptance or commercial success, would adversely affect its business prospects.

Magenta currently has no marketing and sales organization and has no experience in marketing products. Should Magenta resume development of product candidates, if it is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell such product candidates, it may not be able to generate product revenue.

Magenta currently has no sales, marketing or distribution capabilities and has no experience in marketing products. Should Magenta resume development of product candidates, it would intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. Magenta will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If Magenta is unable or decide not to establish internal sales, marketing and distribution capabilities, it will pursue collaborative arrangements regarding the sales and marketing of products, however, there can be no assurance that it will be able to establish or maintain such collaborative arrangements, or if Magenta is able to do so, that they will have effective sales forces. Any revenue Magenta receives will depend upon the efforts of such third parties, which may not be successful. Magenta may have little or no control over the marketing and sales efforts of such third parties and revenue from product sales may be lower than if Magenta had commercialized such products itself. Magenta also faces competition in its search for third parties to assist Magenta with the sales and marketing efforts of product candidates. There can be no assurance that Magenta will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the U.S. or overseas.

Coverage and reimbursement may be limited or unavailable in certain market segments for product candidates, if approved, which could make it difficult for Magenta to sell such product candidates or therapies profitably. Even if Magenta is able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm its business.

Should Magenta resume development of product candidates, their success, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. Magenta cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from product candidates or assure that coverage and reimbursement will be available for any product that it may develop. Magenta may develop product candidates to be used in conjunction with gene therapy treatments that have encountered challenges in obtaining coverage and reimbursement, and such challenges may also affect the coverage and reimbursement Magenta may obtain for such product candidates. For additional information regarding laws and regulations related to reimbursement, see “Magenta’s Business—Reimbursement.”

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require Magenta to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if Magenta obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for Magenta to maintain pricing sufficient to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates.

The regulations that govern marketing approvals, pricing, and reimbursement for new medicines vary widely from country to country. For example, some countries require approval of the sale price of a medicine before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Magenta might obtain marketing approval for a medicine in a particular country, but then be subject to price regulations that delay its commercial launch of the medicine, possibly for lengthy time periods, and negatively impact the revenues Magenta is able to generate from the sale of the medicine in that country. Adverse pricing limitations may hinder its ability to recoup its investment in one or more product candidates, even if any product candidates Magenta may develop obtain marketing approval.

There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. Because product candidates Magenta may develop may have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for Magenta to achieve profitability may be greater. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for product candidates. There may be significant delays in obtaining reimbursement for newly approved medicines, and coverage may be more limited than the purposes for which the medicine is approved by the FDA or similar regulatory authorities outside the U.S. Moreover, eligibility for reimbursement does not imply that any medicine will be paid for in all cases or at a rate that covers its costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new medicines, if applicable, may also not be sufficient to cover its costs and may not be made permanent. Reimbursement rates may vary according to the use of the medicine and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost medicines and may be incorporated into existing payments for other services.

Magenta cannot be sure that reimbursement will be available for any medicine that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which Magenta obtains marketing approval. If reimbursement is not available or is available only to limited levels, Magenta may not be able to successfully commercialize any product candidate for which Magenta obtains marketing approval. Magenta’s ability to commercialize any medicines successfully also will depend in part on the extent to which reimbursement for these medicines and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications.

European Union drug marketing and reimbursement regulations may materially affect Magenta’s ability to market and receive coverage for products in the European Union Member States.

Should Magenta resume development of product candidates, it would intend to seek approval to market product candidates in both the U.S. and in selected foreign jurisdictions. If Magenta obtains approval in one or more foreign jurisdictions for such product candidates, it will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations which could put pressure on the pricing and usage of product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for those product candidates and may be affected by existing and future health care reform measures.

Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of any product candidates is unavailable or limited in scope or amount, its revenues from sales by Magenta or its strategic partners and the potential profitability of any product candidates in those countries would be negatively affected.

Foreign governments often impose strict price controls on approved products, which may adversely affect Magenta’s future profitability in those countries, and recent federal legislation and actions by federal, state and local governments may permit reimportation of drugs from foreign countries into the U.S., including foreign countries where the drugs are sold at lower prices than in the U.S., which could adversely affect its future profitability.

Frequently foreign governments impose strict price controls on newly approved therapeutic products. If Magenta obtains regulatory approval to sell products in foreign countries, it may be unable to obtain a price that provides an adequate financial return on its investment. Furthermore, Magenta may face competition in the U.S. for its development candidates and investigational medicines, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price Magenta receives for any products that it may develop and adversely affect its future revenues and prospects for profitability.

Ongoing healthcare legislative and regulatory reform measures may increase the difficulty and cost for Magenta to obtain marketing approval of and commercialize Magenta’s product candidates, and may affect the prices it may set.

In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any products for which Magenta obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact its business in the future by requiring, for example: (1) changes to its manufacturing arrangements; (2) additions or modifications to product labeling; (3) the recall or discontinuation of its products; or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of its business. For additional information regarding these regulations, statutes or their interpretations, see “Magenta’s Business—Governmental Regulation—Current and Future Legislation.”

The Inflation Reduction Act of 2022 (“IRA”) includes several provisions that may impact Magenta’s business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on Magenta’s business and the healthcare industry in general is not yet known.

In addition, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any product candidates, if approved;

•	the ability to set a price that Magenta believes is fair for any product candidates, if approved;

•	Magenta’s ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that Magenta is required to pay; and

•	the availability of capital.

Additional laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Magenta may obtain for any product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Magenta expects that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Magenta receives for any approved product and could seriously harm its future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Magenta from being able to generate revenue, attain profitability or commercialize products.

Data collection is governed by complex and restrictive regulations governing the use, processing, and transfer of personal information, and compliance with these regulations could result in additional costs and limitations on Magenta’s ability to collect and process data. Failure to comply with these regulations could subject Magenta to significant penalties, which may adversely affect its business.

In the event Magenta decides to conduct clinical trials or enroll subjects in future clinical trials in the European Economic Area (“EEA”) and in the U.K., it may be subject to additional privacy restrictions. The collection, use, storage, transfer, and other processing of personal data, including personal health data, regarding individuals in the EEA is governed, as of May 2018, by the European Union’s General Data Protection Regulation (“EU GDPR”). Following the U.K.’s withdrawal from the European Union (“Brexit”), the EU GDPR has been incorporated into U.K.’s laws or the U.K. General Data Protection Regulation (the “U.K. GDPR”), and, together with the EU GDPR, (the “GDPR”). The GDPR imposes a number of measures on companies relating to their processing of personal data (for example, informing individuals of how their personal data is handled and how they can exercise their rights, ensuring a valid lawful basis for processing, mandatory data breach notification requirements, maintaining internal records, entering into data processing agreements with third parties, implementing appropriate security and data retention requirements). Failure to comply with the requirements of the GDPR may result in warning letters, mandatory audits, orders to cease/change the use of data, and financial penalties, including fines of up to 4% of global revenues, or €20 million (£17.5 million for the U.K.), whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Despite Brexit, the EU and U.K. GDPR remain largely aligned and the data protection obligations of the EU GDPR continue to apply to U.K. related processing of personal data in a substantially unvaried form under the U.K. GDPR. Currently, the most impactful point of divergence relates to transfer mechanisms (i.e., the ability for companies in the European Union or the U.K. to transfer personal data to third countries, including the United States), because it requires Magenta to implement a variety of different contractual clauses approved by European Union’s or U.K.’s regulators, and carry out transfer impact assessments to establish whether the third country can ensure essential equivalency. This complexity and the additional contractual burden increases its overall risk exposure and may result in Magenta needing to make strategic considerations around where EEA and

UK personal data is stored and which service providers Magenta can utilize for the processing of EEA and UK personal data. There is an increasing risk of further divergence in the data protection laws as between the U.K. and the EEA, in the future, including with regard to application, interpretation, enforcement and administrative burdens. The U.K. Government has also now introduced a Data Protection and Digital Information Bill (“U.K. Bill”) into the U.K. legislative process. The aim of the U.K. Bill is to reform the U.K.’s data protection regime following Brexit. If passed, the final version of the U.K. Bill may have the effect of further altering the similarities between the U.K. and EEA data protection regime. This may lead to additional compliance costs and could increase Magenta’s overall risk exposure as Magenta may no longer be able to take a unified approach across the EEA and the U.K., and Magenta will need to amend its processes and procedures to align with the new framework. Achieving and maintaining compliance with the GDPR is a rigorous and time-intensive process that may increase its cost of doing business or require Magenta to change its business practices, and despite those efforts, there is a risk that Magenta may be subject to fines and penalties, litigation, and reputational harm in connection with any future European activities. For additional information regarding the GDPR, see “Magenta’s Business—Governmental Regulation.” In the United States, the data protection landscape is rapidly growing and evolving, and achieving and maintaining compliance with current and future U.S. state and federal privacy laws will be similarly onerous and may adversely affect its business. For example, if Magenta fails to comply with the California Consumer Protection Act (“CCPA”), it could be subject to civil penalties. Further, if Magenta experiences a data breach that results in the loss of personal information of California residents, Magenta may be subject to a private right of action under the CCPA. While there are currently exemptions under the CCPA for protected health information that is subject to Health Insurance Portability and Accountability Act of 1966 (“HIPAA”), and for patient information subject to clinical trial regulations, the CCPA may still negatively impact its business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, which exemplifies the vulnerability of its business to the evolving regulatory environment related to personal data and protected health information.

The California Privacy Rights Act (“CPRA”), which became effective on January 1, 2023, significantly modifies the CCPA and imposes additional obligations on companies covered by the legislation, including by expanding consumers’ rights with respect to certain sensitive personal information, and establishing a state agency vested with the authority to enforce the CCPA.

In addition, Magenta may become subject to or affected by new or additional data protection requirements and face increased scrutiny or attention from regulatory authorities. The effects of these laws are potentially significant and may require Magenta to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase its potential exposure to regulatory enforcement and/or litigation. The CCPA, as amended by the CPRA, has prompted the enactment of similar, comprehensive privacy and data protection legislation in other states. For example, in March 2021, Virginia enacted the Consumer Data Protection Act, which became effective on January 1, 2023. In addition, similar consumer privacy laws have been passed in Colorado, Utah, Connecticut, Iowa and Indiana. Furthermore, a number of other U.S. states have proposed similar privacy and data protection legislation, and it is possible that certain of these proposals will pass. Although many of the existing state privacy laws exempt clinical trial information and health information governed by HIPAA, future privacy and data protection laws may be broader in scope. Magenta also anticipates that more states may enact legislation similar to the CCPA, which has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Additionally, HIPAA, as amended by the Health Information Technology and Clinical Health Act (“HITECH”), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances. These laws may differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that its business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other laws and regulations governing the processing of data by healthcare entities. If its operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Magenta, it may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom Magenta expects to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Ensuring business arrangements comply with applicable laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention away from the business.

Laws and regulations governing international operations may preclude Magenta from developing, manufacturing and selling certain products outside of the U.S. and require Magenta to develop, implement and maintain costly compliance programs.

If Magenta expand its operations outside of the U.S., it must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which it plans to operate. The Foreign Corrupt Practices Act (“FCPA”), prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If Magenta expands its presence outside of the U.S., it will require Magenta to dedicate additional resources to comply with these laws, and these laws may preclude it from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit its growth potential and increase Magenta’s development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If Magenta or Magenta’s third-party manufacturers fail to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

Magenta is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. In the past, its operations have involved the use of hazardous and flammable materials, including chemicals and biological materials. Magenta’s operations also have produced hazardous waste products. Magenta generally contracted with third parties for the disposal of these materials and wastes. Magenta cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of its business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although Magenta believes that the safety procedures utilized by its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Magenta cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Magenta may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail its use of certain materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. Magenta cannot predict the impact of such changes and cannot be certain of its future compliance. In addition, Magenta may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. Magenta does not currently carry biological or hazardous waste insurance coverage.

Although Magenta maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to Magenta’s employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

Magenta may compete against numerous large, established companies that have substantially greater financial, technical, research, manufacturing, marketing, distribution and other resources than it, and its operating results and cash flows will suffer if Magenta fails to compete effectively.

The pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid and significant technological changes and advancements. Magenta’s potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many companies, research institutions and universities are doing research and development work in a number of areas similar to those that Magenta focuses on that could lead to the development of new products which could compete with and be superior to any product candidates it may develop. Magenta expects technological developments in the pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and Magenta believes competition will intensify as advances in these fields are made. Accordingly, Magenta would be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. Products that Magenta develops may become obsolete before Magenta is able to market them or to recover all or any portion of its research and development expenses.

Most of the companies with which Magenta would likely compete have substantially greater financial, technical, research, manufacturing, marketing, distribution and other resources than Magenta does, including staff, experienced marketing and manufacturing organizations, and well-established sales forces. In addition, smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Should Magenta resume development of product candidates, Magenta would likely be competing with companies that have significantly more experience and expertise in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that could compete with any product candidates Magenta may develop Magenta’s potential competitors may develop or commercialize products more rapidly than Magenta does or with significant advantages over any products it develops. Magenta’s potential competitors may therefore be more successful in commercializing their products than Magenta is, which could adversely affect its competitive position and business.

In addition to larger pharmaceutical or biopharmaceutical companies that may develop different competing technologies or technologies, Magenta would likely be competing with a number of smaller biotechnology companies. Magenta is aware that collaborations between smaller companies and larger established companies could compete with its potential programs. Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may be directly competitive with its programs and product candidates. In addition, certain gene therapy companies are also developing their own conditioning programs to be used in connection with their therapies.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in its competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Magenta’s potential competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than any product candidates. Such competitors may also develop proprietary technologies or secure patent protection that Magenta may need for the development of its technologies and products. Magenta believes the key competitive factors that will affect the development and commercial success of its product candidates Magenta may develop are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

Even if Magenta obtains regulatory approval of any product candidates, the availability and price of any of its potential competitors’ products could limit the demand and the price Magenta is able to charge for such product candidates. Magenta may not be able to implement its business plan if the acceptance of its product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to such product candidates, or if physicians switch to other new drug or biologic products or choose to reserve any product candidates that Magenta may develop for use in limited circumstances.

Risks Related to Magenta’s Intellectual Property

Magenta depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm Magenta’s business.

In connection with the potential development of product candidates, Magenta may need to enter license intellectual property from third parties. License agreements to intellectual property may require Magenta to use diligent efforts or meet development thresholds, to maintain the license, including establishing a set timeline for developing and commercializing products. If Magenta fails to comply with any of the obligations under its license agreements, including payment terms and diligence terms, licensors may have the right to terminate its agreements, in which case Magenta may lose important intellectual property rights and it may not be able to develop, manufacture, market or sell the products covered by its agreements or it may face other penalties under such agreements. In addition, such a termination could result in the licensor reacquiring the intellectual property rights and subsequently enabling a competitor to access the technology. Any such occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of license agreements or reduction or elimination of its rights under them may result in its having to negotiate a new or reinstated agreement, which may not be available to Magenta on equally favorable terms, or at all, which may mean Magenta is unable to develop or commercialize the affected product candidate or cause Magenta to lose its rights under the agreement.

Further, the agreements under which Magenta may licenses intellectual property or technology from third parties may be are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Accordingly, material disputes may arise between Magenta and its licensor, or its licensor and its licensors, regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Magenta’s technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	whether Magenta’s licensor or its licensor had the right to grant the license agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for its use of the intellectual property without their authorization;

•	Magenta’s right to sublicense patent and other rights to third parties under collaborative development relationships;

•	whether Magenta is complying with its obligations with respect to the use of the licensed technology in relation to its development and commercialization of product candidates;

•	its involvement in the prosecution of the licensed patents and Magenta’s licensors’ overall patent enforcement strategy;

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Magenta’s licensors and by Magenta and its partners; and

•	the amounts of royalties, milestones or other payments due under the license agreement.

The resolution of any contract interpretation disagreement that may arise could narrow what Magenta believes to be the scope of its rights to the relevant intellectual property or technology, increase what Magenta believes to be its financial or other obligations under the relevant agreement, or decrease the financial or other benefits Magenta might otherwise receive under the relevant agreement. If material disputes over intellectual property that Magenta has licensed prevent or impair its ability to maintain licensing arrangements on acceptable terms, or are insufficient to provide Magenta the necessary rights to use the intellectual property, Magenta may be unable to successfully develop and commercialize the affected product candidates. If Magenta or any such licensors fail to adequately protect this intellectual property, its ability to commercialize any product candidates could suffer. Any material disputes with licensors or any termination of the licenses on which Magenta depends could have a material adverse effect on its business, financial condition, results of operations and prospects.

Should Magenta resume development of product candidates, its commercial success would likely depend on its ability to obtain, maintain and protect its intellectual property and proprietary technology.

Should Magenta resume development of product candidates, its commercial success would likely depend in large part on its ability to obtain, maintain and protect intellectual property protection through patents, trademarks, and trade secrets in the U.S. and other countries with respect to such product candidates. If Magenta does not adequately protect its intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage Magenta may have, which could harm its business and ability to achieve profitability.

To protect Magenta’s proprietary position, it may need to owns and has in-licensed certain issued patents and has filed and may file provisional and non-provisional patent applications in the United States or abroad related to product candidates that are important to its business. Provisional patent applications are not eligible to become issued patents until, among other things, Magenta files a non-provisional patent application within 12 months of the filing of one or more related provisional patent applications. If Magenta does not timely file non-provisional patent applications, it may lose its priority date with respect to provisional patent applications and any patent protection on the inventions disclosed in its provisional patent applications. Magenta cannot predict whether any such patent applications will result in the issuance of patents that provide Magenta with any competitive advantage. Moreover, the patent application and approval process is expensive and time-consuming. Magenta may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

In some instances, agreements through which Magenta licenses patent rights may not give Magenta control over patent prosecution or maintenance, so that Magenta may not be able to control which claims or arguments are presented, how claims are amended, and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. Magenta might not have primary control over patent prosecution and maintenance for certain of the patents and patent applications Magenta may license, and therefore could not guarantee that these patents and applications would be prosecuted or maintained in a manner consistent with the best interests of its business. Magenta might not be certain that patent prosecution and maintenance activities by any licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Moreover, any its future owned and licensed patents may be, co-owned with third parties. If Magenta is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including competitors, and those competitors could market competing products and technology. In addition, Magenta may need the cooperation of any such co-owners of patents in order to enforce such patents against third parties, and such cooperation may not be provided to it.

If the scope of the patent protection Magenta or licensors obtain is not sufficiently broad, Magenta may not be able to prevent others from developing and commercializing technology and products similar or identical to Magenta’s. The degree of patent protection Magenta requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect rights or permit Magenta to gain or keep any competitive advantage. Should Magenta resume development of product candidates, Magenta could not provide any assurances that any licensed patents have, or that any of its pending owned or licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect its product candidates or otherwise provide any competitive advantage, nor can Magenta assure you that any licenses will remain in force. Other parties have developed or may develop technologies that may be related or competitive with its approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with its patent applications, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate its patent position. In addition, the laws of foreign countries may not protect its rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, any patent portfolio may not provide Magenta with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to any product candidates it may develop. In addition, any patent portfolio licensed to Magenta may be licensed to third parties, such as outside its field, and such third parties may have certain enforcement rights. Thus, any owned and licensed patents and any patents Magenta owns or licenses in the future could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

Should Magenta resume development of product candidates, the patent protection Magenta obtains for product candidates may not be sufficient to provide Magenta with any competitive advantage, or its patents may be challenged.

Any owned and licensed patents and pending patent applications, if issued, may not provide Magenta with any meaningful protection or prevent competitors from designing around its patent claims to circumvent its patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to product candidates Magenta may develop but falls outside the scope of its patent protection or license rights. If the patent protection provided by the patents and patent applications Magenta holds or pursues with respect to product candidates it may develop is not sufficiently broad to impede such competition, its ability to successfully commercialize those product candidates could be negatively affected, which would harm its business.

Magenta, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, Magenta may miss potential opportunities to strengthen its patent position.

It is possible that defects of form in the preparation or filing of patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If Magenta or its partners, collaborators, licensees, or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If its partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with Magenta as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair its ability to prevent competition from third parties, which may have an adverse impact on its business.

The patent position of biotechnology and pharmaceutical companies carries uncertainty. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals. As a result, the issuance, scope, validity, enforceability and commercial value of its patent rights are characterized by uncertainty.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent is issued from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, Magenta cannot be certain that it was the first to make the inventions claimed in its patents or pending patent applications, or that it was the first to file for patent protection of such inventions. Similarly, Magenta cannot be certain that parties from whom Magenta does or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed prior patent applications on inventions claimed in its patents or applications that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of its applications. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether Magenta’s invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, its owned and licensed patents or pending patent applications may be challenged in the courts or patent offices in the U.S. and abroad. There is no assurance that all of the potentially relevant prior art relating to its patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office (“USPTO”) or to other patent offices around the world. Alternately or additionally, Magenta may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges in district court, in the U.S. or in various foreign patent offices, including both national and regional, challenging patents or patent applications in which Magenta has rights, including patents on which Magenta relies to protect its business. An adverse determination in any such challenges may result in loss of the patent or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent application, any of which could limit its ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Pending and future patent applications may not result in patents being issued that protect its business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around its patents. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of its patents or narrow the scope of its patent protection. In addition, the laws of foreign countries may not protect its rights to the same extent or in the same manner as the laws of the U.S. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than U.S. law does. Any of these outcomes could have a material adverse effect on its ability to generate revenue.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Magenta or any of its future development partners will be successful in protecting any product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

Magenta’s competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate its ability to make, use and sell its potential product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the U.S. may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Issued patents that Magenta has, may obtain or license may not provide it with any meaningful protection, prevent competitors from competing with Magenta or otherwise provide it with any competitive advantage.

Magenta’s competitors may be able to circumvent its patents by developing similar or alternative technologies or products in a non-infringing manner. Magenta’s competitors may also seek approval to market their own products similar to or otherwise competitive with products it may develop. Alternatively, its competitors may seek to market generic versions of any approved products by submitting Abbreviated New Drug Applications to the FDA in which they claim that patents owned or licensed by Magenta are invalid, unenforceable or not infringed. In these circumstances, Magenta may need to defend or assert its patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find its patents invalid or unenforceable, or that its competitors are competing in a non-infringing manner. Thus, even if Magenta has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve its business objectives. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Magenta is unable to protect the confidentiality of trade secrets, its business and competitive position may be harmed.

In addition to the protection afforded by patents, Magenta may rely upon trade secret protection, know-how and continuing technological innovation to develop and maintain its competitive position. Magenta may seek to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its contractors, collaborators, scientific advisors, employees and consultants and invention assignment agreements with its consultants and employees. However, Magenta may not obtain these agreements in all circumstances, and individuals with whom Magenta has these agreements may not comply with their terms. The assignment of intellectual property rights under these agreements may not be self-executing or the assignment agreements may be breached, and Magenta may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what Magenta regards as its intellectual property. In addition, Magenta may not be able to prevent the unauthorized disclosure or use of its technical know-how or other trade secrets by the parties to these agreements despite the existence of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and Magenta does not know whether the steps Magenta has taken to protect its proprietary technologies will be effective. If any of the contractors, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, Magenta may not have adequate remedies for any such breach or violation. As a result, Magenta could lose its trade secrets. Enforcing a claim against a third party that illegally obtained and is using its trade secrets, like patent litigation, is expensive and time-consuming and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing or unwilling to protect trade secrets.

Moreover, any trade secrets could otherwise become known or be independently discovered by its competitors or other third parties. Competitors and other third parties could purchase product candidates developed by us and attempt to replicate some or all of the competitive advantages Magenta derives from its development efforts, willfully infringe its intellectual property rights, design around its protected technology or develop their own competitive technologies that fall outside of its intellectual property rights. If any trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Magenta would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with it. If trade secrets are not adequately protected or sufficient to provide an advantage over its competitors, its competitive position could be adversely affected, as could its business. Additionally, if the steps taken to maintain Magenta’s trade secrets are deemed inadequate, Magenta may have insufficient recourse against third parties for misappropriating its trade secrets.

If trademarks and trade names are not adequately protected, then Magenta may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Magenta’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. Magenta may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to Magenta’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. If Magenta asserts trademark infringement claims, a court may determine that the marks Magenta has asserted are invalid or unenforceable, or that the party against whom Magenta has asserted trademark infringement has superior rights to the marks in question. In this case, Magenta could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. Over the long term, if Magenta is unable to establish name recognition based on its trademarks and trade names, then Magenta may not be able to compete effectively and its business may be adversely affected. Magenta’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations may prevent or delay Magenta’s product discovery and development efforts, should Magenta resume them, and may have a material adverse effect on its business.

Magenta’s commercial success depends in part on its avoiding infringement, misappropriation and other violations of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform will bring uncertainty to the possibility of challenge to its patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Magenta may develop product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that such product candidates may give rise to claims of infringement of the patent rights of others.

Third parties could assert that Magenta is employing their proprietary technology without authorization. There may also be third-party patents of which Magenta is currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of product candidates it may develop. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that product candidates Magenta develops may infringe. In addition, third parties may obtain patents in the future and claim that use of its technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any product candidates Magenta may develop, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block its ability to commercialize such product candidates unless Magenta obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Magenta’s formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block its ability to develop and commercialize such product candidates unless Magenta obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. Even if Magenta obtained such a license, it may only be non-exclusive, which would permit third parties to use the same intellectual property and compete with it. If Magenta is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, it may be unable to commercialize product candidates, or such efforts may be impaired or delayed, which could in turn significantly harm its business.

Parties making claims against Magenta may seek and obtain an injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from its business. Magenta may not have sufficient resources to bring these actions to a successful conclusion. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of its common stock.

In the event of a successful claim of infringement against Magenta, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign infringing products, which may be impossible or require substantial time and monetary expenditure. Magenta cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Magenta may need to obtain licenses and access to intellectual property owned or controlled by third parties in order to advance research or allow commercialization of product candidates. Magenta may fail to obtain these licenses and/or access to such intellectual property at a reasonable cost or on reasonable terms, if at all. In that event, Magenta would be unable to further develop and commercialize product candidates, which could harm its business significantly. Any of the foregoing may have a material adverse effect on its business, financial condition, results of operations and prospects.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Magenta’s competitors might be able to enter the market earlier than would otherwise have been the case, which would have a material adverse effect on its business.

Some intellectual property that Magenta may in-license may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit its exclusive rights, and limit its ability to contract with non-U.S. manufacturers.

The intellectual property rights that Magenta may license may be generated through the use of U.S. government funding and therefore may be subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in product candidates pursuant to the Bayh-Dole Act of 1980 (“Bayh-Dole Act”). These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require Magenta to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if Magenta, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Magenta or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit its ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of its current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Magenta may become involved in lawsuits to protect or enforce patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Magenta’s patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, Magenta may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of its management and scientific personnel. Any claims Magenta asserts against perceived infringers could provoke these parties to assert counterclaims against Magenta alleging that Magenta infringes their patents, in addition to counterclaims asserting that its patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of Magenta’s is invalid or unenforceable, in whole or in part, and that Magenta does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Magenta does not have the right to stop the other party from using the invention at issue on the grounds that its patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving its patents could limit its ability to assert its patents against those parties or other competitors and may curtail or preclude its ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect its competitive business position, business prospects and financial condition. Similarly, if Magenta asserts trademark infringement claims, a court may determine that the marks Magenta has asserted are invalid or unenforceable, or that the party against whom Magenta has asserted trademark infringement has superior rights to the marks in question. In this case, Magenta could ultimately be forced to cease use of such trademarks.

Even if Magenta establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of its confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of its common stock. Moreover, there can be no assurance that Magenta will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if Magenta ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit Magenta receives as a result of the proceedings. Any of the foregoing may have a material adverse effect on its business, financial condition, results of operations and prospects.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Magenta’s ability to protect any product candidates that it may develop.

As is the case with other biopharmaceutical companies, Magenta’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty regarding its ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken its ability to obtain new patents or to enforce its existing patents and patents that Magenta might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. In addition, the case Amgen Inc. v. Sanofi affects the way antibody claims are examined and litigated. Magenta cannot predict how future decisions by the courts, the Congress or the USPTO may impact the value of its patents.

In addition, a European Unified Patent Court (“UPC”) is scheduled to come into force during 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union (“EU”). This could enable third parties to seek revocation of any European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated. Any such revocation and loss of patent protection could have a material adverse impact on Magenta’s business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time and may adversely affect its ability to enforce or defend the validity of any European patents. Magenta may decide to opt out any European patents and patent applications from the UPC. If certain formalities and requirements are not met, however, any European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Magenta cannot be certain that European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Magenta decides to opt out of the UPC.

Magenta may not be able to protect any intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on any product candidates Magenta may develop in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States can be less extensive than those in the United States In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States Consequently, Magenta may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where Magenta has not obtained patent protection to develop their own drugs and may export otherwise infringing drugs to territories where Magenta has patent protection, but enforcement rights are not as strong as those in the United States These drugs may compete with product candidates Magenta may develop and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Magenta to stop the infringement of its patents generally. Proceedings to enforce its patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Magenta. Magenta may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, Magenta may have limited remedies if patents are infringed or if Magenta is compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Magenta develops or licenses, which could adversely affect its business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect Magenta’s competitive position on any product candidates that it may develop for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest filing date of a non-provisional application to which the patent claims priority. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering any product candidates it may develop are obtained, once the patent life has expired for a product candidate, it may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, its owned and licensed patent portfolio may not provide Magenta with sufficient rights to exclude others from commercializing product candidates similar or identical to any product candidates it may develop.

Depending upon the timing, duration and conditions of any FDA marketing approval of any product candidates Magenta may develop, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, Magenta may not receive an extension if it fails to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than Magenta requests. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. If Magenta is unable to obtain patent term extension or the term of any such extension is less than it requests, the period during which Magenta can enforce its patent rights for the applicable product candidate will be shortened and its competitors may obtain approval to market competing products sooner. As a result, its revenue from applicable products could be reduced. Further, if this occurs, its competitors may take advantage of its investment in development and trials by referencing its clinical and preclinical data and launch their product earlier than might otherwise be the case, and its competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Third parties may assert that Magenta’s employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Magenta employs individuals who were previously employed at universities or other biopharmaceutical companies, including Magenta’s competitors or potential competitors. Although Magenta tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work for Magenta, it may be subject to claims that Magenta or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If Magenta fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Magenta is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Magenta may be subject to claims challenging the inventorship or ownership of patents and other intellectual property.

Magenta may be subject to claims that former employees, collaborators or other third parties have an interest in own patent rights, trade secrets or other intellectual property as an inventor or co-inventor. For example, a third party may assert claims against Magenta arising out of conflicting obligations of employees, consultants or others who are involved in developing product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of owned patent rights, trade secrets or other intellectual property. If Magenta fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to product candidates and other technologies. Even if Magenta is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Magenta’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit Magenta to maintain its competitive advantage. For example:

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others may be able to make products that are similar to any product candidates Magenta may develop or utilize similar technology but that are not covered by the claims of the patents that it licenses or owns;

•	Magenta, or its current or future licensors might not have been the first to make the inventions covered by the issued patent or pending patent application that Magenta licenses or owns;

•	Magenta, or its current or future licensors might not have been the first to file patent applications covering certain of its or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Magenta’s technologies without infringing its owned or licensed intellectual property rights;

•	it is possible that Magenta’s pending owned or licensed patent applications or those that Magenta may own or license in the future will not lead to issued patents;

•	issued patents that Magenta holds rights to may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

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Magenta’s competitors might conduct research and development activities in countries where Magenta does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Magenta may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm Magenta’s business; and

•	Magenta may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm Magenta’s business, financial condition, results of operations, and prospects.

Risks Related to Magenta’s Reliance on Third Parties and Manufacturing

Magenta has been and may in the future be subject to many manufacturing risks, any of which could substantially increase its costs, delay clinical programs and limit the supply of product candidates.

Magenta has historically contracted with third party manufacturers to make product candidates to support preclinical and clinical trials. Should Magenta resume development of product candidates, Magenta’s contract development and manufacturing organizations (“CDMOs”) may not be able to adopt, adapt or scale up the manufacturing process in a timely manner to support future clinical trials. The process of manufacturing product candidates is complex, highly regulated and subject to several risks, including:

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the manufacturing processes are susceptible to product loss due to contamination by adventitious microorganisms, equipment failure, improper installation or operation of equipment, vendor or operator error and improper storage conditions. Even minor deviations from normal manufacturing processes could result in reduced production yields and quality as well as other supply disruptions. If microbial, viral or other contaminations are discovered in any product candidates or in the manufacturing facilities in which product candidates are made, the manufacturing facilities may need to be closed for an extended period of time to investigate and eliminate the contamination;

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the manufacturing facilities in which product candidates are made could be adversely affected by equipment failures, labor and raw material shortages, financial difficulties of CDMOs, natural disasters, power failures, local political unrest and numerous other factors;

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any adverse developments affecting manufacturing operations for product candidates may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of product candidates. Magenta may also have to record inventory write-offs and incur other charges and expenses for product candidates that fail to meet specifications, undertake costly remediation efforts or seek more expensive manufacturing alternatives.

The manufacture of Magenta’s product candidates requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of these biopharmaceutical products sometimes encounter difficulties in production, especially during scale-up from the manufacturing process used for preclinical and early clinical trials to a validated process needed for pivotal clinical studies and commercial launch. These problems include failure to meet target production costs and yields, sub-par quality control testing, including stability of the product, quality assurance system failures, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Magenta cannot assure you that any product quality issues relating to the manufacture of any product candidates will not occur in the future.

Magenta does not have and it does not currently plan to acquire or build the facilities or internal capabilities to manufacture bulk drug substance or filled drug product for use in preclinical studies, clinical trials or commercialization. To a large extent, that makes Magenta dependent on the goodwill of its contract manufacturing partners to quickly fix deviations that will inevitably occur during the manufacturing of its product. Any delay or interruption in the supply of clinical trial materials could delay the completion of preclinical studies or clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Magenta to commence new preclinical studies or clinical trials at additional expense or terminate preclinical studies or clinical trials altogether.

Magenta has no manufacturing facility. As a result, Magenta has been dependent on third-party manufacturers, as well as on third parties for its supply chain. If Magenta experiences problems with any third parties, or the actual demand for product candidates exceeds forecasts, the manufacture of adequate supplies of product candidates or products could be delayed.

Magenta does not own or operate facilities for the manufacture of product candidates. Magenta currently have no plans to build its own manufacturing facilities for clinical or commercial operations. Magenta has in the past relied on third party manufacturers for the chemical manufacture of active pharmaceutical ingredient and for the production of final product formulation and packaging for clinical trials, and Magenta expects to rely on such third party manufacturers for any future product candidates it develops. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers should Magenta resume development of product candidates. Magenta may encounter technical difficulties or delays in the transfer of manufacturing on a commercial scale to third party manufacturers. Magenta may be unable to enter into agreements for commercial supply with third party manufacturers or may be unable to do so on acceptable terms. If Magenta is unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, it may not be able to complete development of product candidates, or obtain regulatory approval to market them.

Reliance on third party manufacturers entails risks to which Magenta would not be subject if it manufactured product candidates or products by itself. These risks include reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond its control, including a failure to manufacture product candidates or any products Magenta may eventually commercialize in accordance with its specifications, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to it. In addition, the FDA and other regulatory authorities require that product candidates and any products that Magenta may eventually commercialize be manufactured according to cGMP and similar foreign standards. Any failure by its third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of its product candidates and could cause Magenta to incur higher costs and prevent Magenta from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for any product candidates previously granted to Magenta, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of products, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Magenta has in the past relied on and, should it resume development of product candidates, may continue to rely on third parties to conduct its preclinical and clinical trials and Magenta may rely on them to perform other tasks for Magenta as well. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, Magenta may not be able to obtain regulatory approval for or commercialize product candidates and its business could be substantially harmed.

Magenta has in the past relied on and, should it resume development of product candidates, Magenta may continue to rely upon medical institutions, clinical investigators, contract laboratories, its contract research organizations (“CROs”) and other third parties to conduct future preclinical studies and clinical trials for such product candidates. Magenta expects to rely heavily on these parties for execution of preclinical and future clinical trials for any product candidates Magenta may seek to develop, and Magenta controls only certain aspects of their activities. Nevertheless, Magenta will be responsible for ensuring that each of its preclinical and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and its reliance on CROs will not relieve Magenta of its regulatory responsibilities. For any violations of laws and regulations during the conduct of its preclinical studies and clinical trials, Magenta could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

Magenta and any CROs it engages will be required to comply with regulations, including current good clinical practices (“cGCPs”) and current good laboratory practices (“cGLPs”) for conducting, monitoring, recording and reporting the results of preclinical and clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces cGCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If Magenta or its CROs fail to comply with applicable cGCPs or cGLP, the clinical data generated in clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Magenta to perform additional clinical trials before approving its marketing applications. Magenta cannot assure you that, upon inspection, the FDA will determine that any of clinical trials will comply with cGCPs or cGLPs. In addition, clinical trials must be conducted with product candidates produced in accordance with the requirements in the FDA’s cGMP requirements. Magenta’s failure or the failure of its CROs to comply with these regulations may require Magenta to repeat clinical trials, which would delay the regulatory approval process and could also subject Magenta to enforcement action.

If Magenta relies on CROs to conduct future clinical trials of any product candidates Magenta may seek to develop, many important aspects of its development programs, including their conduct and timing, will be outside of its direct control. Magenta’s reliance on third parties to conduct future preclinical studies and clinical trials will also result in less day-to-day control over the management of data developed through preclinical studies and clinical trials than would be the case if Magenta was relying entirely upon its own staff.

If any of Magenta’s relationships with these third-party CROs terminate, Magenta may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols, regulatory requirements or for other reasons, any preclinical studies or clinical trials with which such CROs are associated with may be extended, delayed or terminated. In such cases, Magenta may not be able to obtain regulatory approval for or successfully commercialize product candidates. As a result, its financial results and the commercial prospects for such product candidates in the subject indication could be harmed, its costs could increase and its ability to generate revenue could be delayed.

Any significant disruption in its manufacturer or supplier relationships could harm its business. Any significant delay in the supply of product candidates or their key materials for clinical trials or other testing could considerably delay completion of clinical trials, product testing, potential regulatory approval of any product candidates and the commercial launch of such product candidates, if approved, which would impair Magenta’s ability to generate revenues from the sale of those product candidates.

Risks Related to Magenta’s Collaborations with Third Parties

Should Magenta resume development of product candidates, it may depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates it develops. If any such collaborations are not successful, Magenta may not be able to capitalize on the market potential of those product candidates and its business may be adversely affected.

Should Magenta resume development of product candidates, Magenta may depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates it may develop. For example, Magenta had collaboration agreements with bluebird bio, Inc. for its Phase 2 trial of MGTA-145 plus plerixafor for mobilization and collection of stem cells in patients with sickle cell disease, AVROBIO, Inc. (“AVROBIO”) to evaluate the potential utility of MGTA-117 for conditioning patients before they receive one of AVROBIO’s investigational lentiviral gene therapies, and Beam Therapeutics Inc. (“Beam”) to evaluate the potential utility of MGTA-117 for conditioning of patients with sickle cell disease and beta-thalassemia receiving Beam’s base editing therapies. Each of these collaborations were terminated after Magenta’s decision in February 2023 to halt further development of its programs. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-117, MGTA-45 and MGTA-145.

In any collaboration agreements that Magenta may enter into in the future, Magenta has or will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of any product candidates it may seek to develop with them. Magenta’s ability to develop product candidates and generate revenues from its collaborations will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements, as well as the success of the collaborators’ underlying therapies. Magenta cannot predict the success of any collaboration that it enters into.

Collaborations involving Magenta’s research programs or any product candidates Magenta may develop pose certain risks, including the following:

•	Collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations.

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Collaborators may not pursue development and commercialization of any product candidates Magenta may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus, available funding or external factors such as an acquisition that diverts resources or creates competing priorities.

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Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing.

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A collaborator’s product candidate may have a safety or efficacy profile that would impact the collaborator’s ability to continue to pursue the development and commercialization of any product candidate which in turn would negatively impact its ability to continue to pursue the development and commercialization of any product candidate it may seek to develop.

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Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with product candidates it may seek to develop if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Magenta’s.

•	Collaborators with marketing and distribution rights to one or more medicines may not commit sufficient resources to the marketing and distribution of such medicine or medicines.

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Collaborators may not properly obtain, maintain, enforce, or defend its intellectual property or proprietary rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate its proprietary information or expose Magenta to potential litigation.

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Material disputes may arise between the collaborators and Magenta that result in the delay or termination of the research, development, or commercialization of product candidates it may seek to develop or that result in costly litigation or arbitration that diverts management attention and resources.

•	Magenta may lose certain valuable rights under circumstances identified in its collaborations, including if Magenta undergoes a change of control.

•	Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

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Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of Magenta were to be involved in a business combination, the continued pursuit and emphasis on product development or commercialization program under such collaboration could be delayed, diminished, or terminated.

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Collaborators, including in the gene therapy space, may be unable to financially partner with Magenta to develop any product candidates due to the current challenging conditions in the financial markets and their limited ability to raise capital.

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Collaborators may be unable to survive in the current challenging economic environment, and as a result they may be forced to terminate their business operations, including termination of the performance of their collaboration agreements with Magenta.

If such collaborations do not result in the successful development and commercialization of products, or if collaborators terminates its agreement with Magenta, it may not receive any future research funding or milestone or royalty payments under the collaboration. If Magenta does not receive the funding Magenta expects under these agreements, its development of any product candidates could be delayed, and Magenta may need additional resources to develop such product candidates. In addition, if collaborators terminates its agreement with Magenta, Magenta may find it more difficult to find a suitable replacement collaborator or attract new collaborators, and its development programs may be delayed or the perception of Magenta in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval, and commercialization described in Magenta’s Annual Report on Form 10-K for the year ended December 31, 2022 apply to the activities of its collaborators.

Magenta has in the past and may in the future decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of any product candidates it may develop. These relationships, or those like them, may require Magenta to incur non-recurring and other charges, increase its near- and long-term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business. In addition, Magenta could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Magenta’s ability to reach a definitive collaboration agreement will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of several factors. If Magenta licenses rights to any product candidates Magenta or its collaborators may develop, it may not be able to realize the benefit of such transactions if Magenta is unable to successfully integrate them with its existing operations and company culture.

Should Magenta resume development of product candidates, if any party to which Magenta has outsourced certain functions fails to perform its obligations under agreements with Magenta, the development and commercialization of those future product candidates could be delayed or terminated.

Should Magenta resume development of product candidates, to the extent that Magenta relies on third party individuals or other companies to manage the day-to-day conduct of its clinical trials or to manufacture, sell or market any future product candidates, Magenta will be dependent on the timeliness and effectiveness of their efforts. If a clinical research management organization that Magenta might utilize is unable to allocate sufficient qualified personnel to clinical trials or if the work performed by it does not fully satisfy the rigorous requirements of the FDA, Magenta may encounter substantial delays and increased costs in completing its clinical trials. If a firm producing product candidates or a manufacturer of the raw material or finished product for clinical trials is unable to meet its time schedules or cost parameters, the timing of such clinical trials and development of those product candidates may be adversely affected. Any manufacturer that Magenta selects may encounter difficulties in scaling-up the manufacture of new products in commercial quantities, including problems involving product yields, product stability or shelf life, quality control, adequacy of control procedures and policies, compliance with FDA regulations and the need for further FDA approval of any new manufacturing processes and facilities. The manufacture of clinical supplies for trials and commercial quantities of product candidates it may seek to develop are likely to be inherently more difficult and costly than typical chemical pharmaceuticals. This could delay commercialization of any product candidates, if approved, or reduce the profitability of these candidates for Magenta. If any of these occur, the development and commercialization of such product candidates could be delayed, curtailed or terminated because Magenta may not have sufficient financial resources or capabilities to continue such development and commercialization on its own.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Magenta’s Business

The COVID-19 pandemic or any future pandemic, epidemic or outbreak of any other highly infectious disease could have a material adverse effect on Magenta’s business, financial condition, results of operations and cash flows.

The extent to which the COVID-19 pandemic, or any future pandemic, epidemic or outbreak of any highly infectious disease, impacts Magenta’s business, financial condition and results of operations will depend on future developments, which are uncertain and cannot be predicted with confidence, including the scope, severity and duration of such pandemic, the emergence and characteristics of new variants, the actions taken to contain the pandemic or mitigate its impact, including the adoption, administration and effectiveness of available vaccines, and the direct and indirect economic effects of the pandemic and containment measures, among others. For example, the COVID-19 pandemic, including the emergence of various variants, has caused, and could continue to cause, widespread disruptions to the U.S. and global economy and has contributed to significant volatility and negative pressure in financial markets. The rapid development and fluidity of this situation precludes any prediction as to the full adverse impact of the COVID-19 pandemic. Nevertheless, the COVID-19 pandemic has affected, and may continue to adversely affect, its business, financial condition and results of operations, and it has had, and may continue to have, the effect of heightening many of the risks described in Magenta’s Annual Report on Form 10-K for the year ended December 31, 2022. Should Magenta resume development of product candidates, the COVID-19 pandemic may have an adverse impact on various aspects of its clinical trials and preclinical studies and these risks include but are not limited to the following:

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Impacts on patient dosing and study monitoring, which may be paused or delayed due to changes in policies at various clinical sites, and interruption or delays in the operations of the FDA, among other reasons related to the COVID-19 pandemic. If the COVID-19 pandemic continues, other aspects of Magenta’s future clinical trials will likely be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from Magenta’s studies or Magenta may choose to, or be required to, pause enrollment and or patient dosing in clinical trials in order to preserve health resources and protect trial participants. It is unknown how long these pauses or disruptions could continue.

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Magenta will rely on third parties, including CROs, CDMOs, and other contractors and consultants to, among other things, conduct preclinical and clinical trials, manufacture raw materials, manufacture and supply product candidates, ship investigational drugs and clinical trial samples, perform quality testing and supply other goods and services to run its business. If any such third party is adversely impacted by restrictions resulting from the COVID-19 pandemic, including staffing shortages, production slowdowns and disruptions in delivery systems, its supply chain may be disrupted, which could limit its ability to manufacture future product candidates for clinical trials and to conduct research and development operations.

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Magenta has established a hybrid work-from-home policy for all employees. Magenta’s increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact its business. In addition, this could increase its cyber security risk, create data accessibility concerns and make Magenta more susceptible to communication disruptions, any of which could adversely impact its business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors.

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Employees and contractors conducting non-business critical research and development activities may not be able to access necessary laboratory space for an extended period of time as a result of the COVID-19 pandemic. This could delay timely completion of preclinical activities, including completing investigational new drug (“IND”), enabling studies or its ability to select future development candidates, and initiation of additional clinical trials for other product candidates.

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Certain government agencies, such as health regulatory agencies and patent offices, within the U.S. or internationally have experienced, and may continue to experience, disruptions in their operations as a result of the COVID-19 pandemic. The FDA and comparable foreign regulatory agencies may have slower response times or be under-resourced to continue to monitor clinical trials and, as a result, review, inspection and other timelines may be materially delayed. It is unknown how long these disruptions could continue. Any elongation or de-prioritization of its clinical trials or delay in regulatory review resulting from such disruptions could materially affect the development and study of product candidates. For example, regulatory authorities may require that Magenta not distribute a product candidate lot until the relevant agency authorizes its release. Such release authorization may be delayed as a result of the COVID-19 pandemic, which would likely result in delays to clinical trials.

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The trading prices for its common stock and those of other biopharmaceutical companies have been highly volatile, partly due to the COVID-19 pandemic. As a result, Magenta may face difficulties raising capital through sales of its common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect its business and the value of its common stock.

Should Magenta resume development of product candidates, it will need to grow the size of its organization, and it may experience difficulties in managing this growth.

As of May 1, 2023, Magenta had 10 full-time employees. If Magenta resumes development of product candidates, as its development, manufacturing and commercialization plans and strategies develop, and as it continues to operate as a public company, Magenta would expect to need additional managerial, technical, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing its internal development efforts effectively, including the clinical, FDA and international regulatory review process for product candidates, while complying with contractual obligations to contractors and other third parties; and

•	improving its operational, financial and management controls, reporting systems and procedures.

Magenta’s future financial performance and its ability to develop, manufacture and commercialize any product candidates will depend, in part, on its ability to effectively manage any future growth, and its management may also have to divert financial and other resources, and a disproportionate amount of their attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

Magenta may rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including core aspects of regulatory approval, clinical management and manufacturing. Magenta cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to Magenta on a timely basis when needed, or that Magenta can find qualified replacements. Magenta may also overextend consultants in certain roles. If Magenta is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, clinical trials may be extended, delayed or terminated, and Magenta may not be able to obtain regulatory approval for product candidates or otherwise advance its business. Magenta cannot assure you that it will be able to manage its existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

Should Magenta resume development of product candidates, if Magenta is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, Magenta may not be able to successfully implement the tasks necessary to further develop and commercialize such product candidates and, accordingly, may not achieve its research, development and commercialization goals.

Should Magenta lose key personnel or should resume development of product candidates, and if it fails to recruit additional highly skilled personnel, Magenta’s ability to develop product candidates will be impaired and its business may be harmed.

Magenta is highly dependent on its management team. Its ability to compete in the highly competitive biotechnology and pharmaceutical industries will depend upon its ability to attract and retain highly qualified managerial, scientific and medical personnel with particular subject matter expertise. The loss of the services of such key personnel, and if Magenta resumes development of product candidates, its inability to find suitable replacements could result in delays in the development of product candidates and harm its business. Further, unless Magenta is able to replace departed employees effectively, it may require current employees to fill additional roles, and this could overextend their responsibilities. As a result, Magenta may experience increased turnover due to employees being overworked. Employees also may be unable to perform these multiple roles effectively due to time and resource constraints.

Additionally, if Magenta is unable to retain key personnel, it may be required to cover the roles previously performed by such employees with consultants. These consultants may lack the same skills and performance of departed employees and, as a result, its clinical trials may be extended, delayed or terminated, and Magenta may not be able to obtain regulatory approval of any product candidates or otherwise advance its business.

Magenta conducts its business in Cambridge, Massachusetts. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in its market is intense and may limit its ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at Magenta, in addition to salary and cash incentives, Magenta may grant equity awards that vest over time or vest upon the achievement of certain pre-established milestones. The value to employees of equity awards has been, and may continue to be, significantly affected by movements in its stock price that are beyond its control, and these equity awards may at any time be insufficient to counteract more lucrative offers from other companies. Despite its efforts to retain valuable employees, they may terminate their employment with Magenta on short notice. Although Magenta has employment agreements with its key employees, these agreements provide for at-will employment, which means that any of Magenta’s employees could leave its employment at any time, with or without notice. Magenta does not maintain “key man” insurance policies on the lives of these individuals or the lives of any of its other employees.

If product liability lawsuits are brought against Magenta, it may incur substantial liabilities and may be required to limit the potential development and commercialization of any product candidates.

Magenta face an inherent risk of product liability as a result of the clinical testing of product candidates and will face an even greater risk if it commercializes any products. For example, Magenta may be sued if any product candidates it develops cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Magenta cannot successfully defend itself against product liability claims, Magenta may incur substantial liabilities or be required to limit commercialization of such product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for products;

•	injury to its reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and its resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and its capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in its share price.

Magenta’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops, alone or with collaborators. Although Magenta currently carries clinical trial insurance, the amount of such insurance coverage may not be adequate, it may be unable to maintain such insurance, or Magenta may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Magenta’s insurance policies may also have various exclusions, and it may be subject to a product liability claim for which Magenta has no coverage. Magenta may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Magenta may not have, or be able to obtain, sufficient capital to pay such amounts. Even if its agreements with any future corporate collaborators entitle Magenta to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Magenta’s internal computer and information technology systems and infrastructure, or those of its collaborators, other contractors or consultants, may fail or suffer security compromises or breaches, which could result in a material disruption of its business.

Magenta’s internal computer and information technology systems and infrastructure and those of its current and any future collaborators and other contractors or consultants are vulnerable to breakdown or damage or interruption or otherwise may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, system malfunction, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. Magenta could also be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems, infrastructure and networks of Magenta and its vendors, including personal information of its employees and study subjects, and company and vendor confidential or proprietary data, whether stored on its systems or on those of third parties. In addition, outside parties may attempt to penetrate its systems or those of its vendors or fraudulently induce its personnel or the personnel of its vendors to disclose sensitive information in order to gain access to its data and/or systems. Magenta may experience threats to its data and systems, including malicious codes and viruses, phishing and other cyber-attacks. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include wrongful conduct by insider employees, vendors or other third parties, hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud or cyber-attacks, including the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, phishing attacks and social engineering and business email compromises, and other means to affect service reliability and threaten or compromise systems, infrastructure, or the security, confidentiality, integrity and availability of information. Because the techniques used by threat actors who may attempt to penetrate and sabotage its computer systems or those of its collaborators or other contractors or consultants change frequently and may not be recognized until launched against a target, Magenta may be unable to anticipate these techniques. Accordingly, if its cybersecurity measures or those of its service providers fail, the market perception of the effectiveness of its security measures could be harmed and its reputation, credibility, customer trust, business, results of operations and financial condition could be damaged.

While Magenta has not experienced any such material system failure, accident, cyber-attack or security compromise or breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a disruption of its development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security compromise or breach were to result in a loss of, damage to, unauthorized access or acquisition, or misuse of its data, systems, infrastructure or applications, or inappropriate disclosure of confidential or proprietary information, Magenta could incur liability (including in connection with or resulting from litigation or governmental investigations and enforcement actions), its competitive position could be harmed and its business could be otherwise adversely affected.

Magenta could be required to expend significant amounts of money and other resources to repair or replace information systems, infrastructure or networks, and Magenta may need to devote significant resources to defend against, respond to and recover from cybersecurity incidents, diverting resources from the growth and expansion of its business. In addition, Magenta could be subject to regulatory actions, regulatory inquiry or investigation and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although Magenta develops and maintains systems and controls designed to prevent these events from occurring, and Magenta has a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite its efforts, the possibility of these events occurring cannot be eliminated entirely. As Magenta outsources more of its information systems to vendors, engage in more electronic transactions with payors and patients, and rely more on cloud-based information systems, the related security risks will increase, and Magenta will need to expend additional resources to protect its technology and information systems. In addition, there can be no assurance that its internal information technology systems or those of its third-party contractors, or its consultants’ efforts to implement adequate security and control measures, will be sufficient to protect Magenta against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security compromise or breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm.

Magenta and the third parties with whom it works are increasingly utilizing social media tools as a means of communication both internally and externally, and noncompliance with applicable requirements, policies or contracts due to social media use or negative posts or comments could have an adverse effect on Magenta’s business.

Social media is increasingly being used to communicate about clinical development programs and the diseases its therapeutics are being developed to treat, and Magenta intends to utilize appropriate social media in connection with its commercialization efforts following approval of any product candidates. Social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. In addition, its employees or third parties with whom Magenta contracts or may contract, such as CROs or CDMOs, may knowingly or inadvertently make use of social media in ways that may not comply with legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property or result in public exposure of personal information of its employees, clinical trial patients and others or information regarding any product candidates or clinical trials along with the potential for litigation related to off-label marketing or other prohibited activities. For example, clinical trial patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, there is a risk that trial enrollment may be adversely impacted, Magenta fails to monitor and comply with applicable adverse event reporting obligations or that Magenta may not be able to defend its business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what Magenta may say about any product candidate, should Magenta resume the development of product candidates.

There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about Magenta on any social networking website. Furthermore, negative posts or comments about it or any product candidates on social media could seriously damage its reputation, brand image and goodwill. If any of these events were to occur or Magenta otherwise fails to comply with applicable regulations, Magenta could incur liability, face regulatory actions or incur other harm to its business.

Magenta’s ability to utilize its net operating loss carryforwards and certain other tax attributes is expected to be limited.

As of December 31, 2022, Magenta had net operating loss carryforwards for federal income tax purposes of $272.9 million, of which $17.5 million begin to expire in 2035 and $255.4 million can be carried forward indefinitely. As of December 31, 2022, Magenta had net operating loss carryforwards for state income tax purposes of $272.6 million, which begin to expire in 2035. As of December 31, 2022, Magenta also had available research and orphan drug tax credit carryforwards for federal and state income tax purposes of $12.9 million and $3.4 million, respectively, which begin to expire in 2035 and 2030, respectively. Under current law, federal net operating losses generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited to 80% of its taxable income annually for tax years beginning after December 31, 2020. Net operating losses generated prior to December 31, 2017, however, have a 20-year carryforward period, but are not subject to the 80% limitation.

In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage (by value) within a rolling three-year period. These ownership changes may limit the amount of net operating loss carryforwards and research and orphan drug tax credit carryforwards that can be utilized annually to offset future taxable income. While Magenta has not conducted a formal study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since inception due to the significant complexity and cost associated with such a study, the merger is expected to result in an ownership change for purposes of Sections 382 and 383 of the Code. There is also a risk that due to regulatory changes, such as suspensions on the use of net operating losses by federal or state taxing authorities or other unforeseen reasons, Magenta’s existing net operating losses could expire or otherwise be unavailable to reduce future income tax liabilities. For these reasons, Magenta does not expect to be able to utilize a material portion of the net operating losses and research and orphan drug tax credit carryforwards reflected on its balance sheet, even if it attains profitability, which could potentially result in increased future tax liability to it and could adversely affect its operating results and financial condition.

Risks Related to Magenta’s Common Stock

An active trading market for Magenta’s common stock may not be sustained.

In June 2018, Magenta closed its IPO. Prior to Magenta’s IPO, there was no public market for its common stock. Although Magenta has completed its IPO and shares of its common stock are listed and trading on the Nasdaq Global Market, an active trading market for Magenta’s shares may not be sustained. If an active market for its common stock does not continue, it may be difficult for its stockholders to sell their shares without depressing the market price for the shares, sell their shares at or above the prices at which they acquired their shares or sell their shares at the time they would like to sell. Any inactive trading market for its common stock may also impair its ability to raise capital to continue to fund its operations by selling shares and may impair its ability to acquire other companies or technologies by using its shares as consideration.

Magenta’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of its common stock.

If Magenta fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the requirement to maintain a minimum bid price of $1.00 per share of its common stock pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), Nasdaq may take steps to delist its common stock. Such a delisting would likely have a negative effect on the price of Magenta’s common stock and would impair your ability to sell or purchase Magenta’s common stock when you wish to do so. Any such delisting could also adversely impact Magenta’s ability to raise additional capital or enter into strategic transactions.

On January 31, 2023, Magenta received a written notice from the staff (the “Staff”), of Nasdaq’s Listing Qualifications Department, notifying it that, for the 30 consecutive business day period between December 15, 2022 through January 30, 2023, its common stock had not complied with the Minimum Bid Price Requirement. Nasdaq’s written notice does not result in the immediate delisting of its common stock from Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Magenta has 180 calendar days, or until July 31, 2023 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. According to the written notice, if, at any time during this 180-day period, the closing bid price for its common stock is at least $1.00 per share for a minimum of ten consecutive business days, the Staff will provide written confirmation of compliance and the common stock will remain listed on The Nasdaq Global Market.

If Magenta does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, Magenta may be eligible for an additional 180 calendar day compliance period. To qualify, Magenta would be required to transfer its listing to The Nasdaq Capital Market and meet the continued listing requirement for the market value of publicly held shares and all other applicable initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional 180-day compliance period, such as by effecting a reverse stock split, if necessary.

As part of its review process, the Staff will make a determination of whether it believes Magenta will be able to cure this deficiency. If the Staff determines that Magenta will not be able to cure the deficiency, then the Staff will provide it written notice that its common stock will be subject to delisting. At that time, Magenta may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel. There can no assurance that, if Magenta receives a delisting notice and appeals the delisting determination by the Staff to the Nasdaq Hearing Panel, such appeal would be successful.

Magenta intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split. However, Magenta can provide no assurance that actions taken or not taken by it will restore compliance with Nasdaq’s listing requirements, stabilize the market price of its common stock, improve the liquidity of its common stock or prevent future non-compliance with Nasdaq’s listing requirements.

Additionally, if its common stock is not listed on, or becomes delisted from, Nasdaq for any reason, trading its common stock could be conducted only in the over-the-counter (“OTC”), market or on an electronic bulletin board established for unlisted securities such as the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, and the liquidity and price of its common stock may be more limited than if Magenta was quoted or listed on Nasdaq or another national securities exchange. In such circumstances, you may be unable to sell your common stock unless a market can be established or sustained.

The trading price of Magenta’s common stock has been, and will likely continue to be, highly volatile.

The trading price of Magenta’s common stock may be highly volatile. The stock market in general, and the market for smaller pharmaceutical and biotechnology companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the purchase price, and you may lose some or all of your investment. The market price for its common stock may be, and has been, influenced by many factors, including but not limited to:

•	the status of its review of strategic alternatives, including an acquisition, merger, business combination or other transaction;

•	whether Magenta is able to pursue or consummate the merger, or whether it pursues a dissolution and liquidation;

•	the recruitment or departure of key personnel;

•	the success of existing or new competitive products or technologies;

•	regulatory actions with respect to product candidates or its competitors’ products and product candidates;

•	announcements by Magenta or competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the timing and results of preclinical studies for any of product candidates;

•	the timing and results of clinical trials of product candidates;

•	commencement or termination of collaborations for any programs and product candidates;

•	failure or discontinuation of any development programs;

•	results of clinical trials of product candidates of competitors;

•	regulatory or legal developments in the U.S. and other countries;

•	developments or material disputes concerning patent applications, issued patents or other proprietary rights;

•	the level of expenses related to product candidates or clinical development programs;

•	the results of efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	announcement or expectation of additional financing efforts;

•	sales of its common stock by Magenta, its insiders or other stockholders;

•	variations in its financial results or those of companies that are perceived to be similar to Magenta;

•	changes in estimates or recommendations by securities analysts, if any, that cover Magenta;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	disruptions to political, governmental or regulatory systems, including shutdowns of the government and its agencies;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

Magenta is an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make its common stock less attractive to investors.

Magenta is an emerging growth company, as defined in the JOBS Act. For as long as Magenta continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. Magenta could be an emerging growth company for up to five years following the year in which it completed its IPO, although circumstances could cause Magenta to lose that status earlier. Magenta will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of its IPO, (b) in which Magenta has total annual gross revenue of at least $1.235 billion or (c) in which Magenta is deemed to be a large accelerated filer, as defined in Rule 12b-2 under the Exchange Act, and (2) the date on which Magenta has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Magenta will no longer qualify as an emerging growth company after December 31, 2023.

Even after Magenta no longer qualify as an emerging growth company, it may still qualify as a “smaller reporting company” which would allow Magenta to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Magenta cannot predict if investors will find its common stock less attractive because it may rely on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Magenta has elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Magenta will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that it either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.

Magenta does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

Magenta has never declared nor paid cash dividends on its capital stock. Magenta currently plans to retain all of its future earnings, if any, to finance the operation, development and growth of its business. In addition, the terms of any future debt or credit agreements may preclude Magenta from paying dividends. As a result, capital appreciation, if any, of its common stock will be the sole source of gain for its stockholders for the foreseeable future.

Concentration of ownership of Magenta’s common stock among its existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Magenta’s executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 27% of its capital stock as of March 31, 2023. This concentration of ownership control could delay, defer or prevent a change in control, entrench its management or the board of directors, or impede a merger, consolidation, takeover or other business combination involving Magenta that other stockholders may desire.

Provisions in Magenta’s charter documents and provisions under Delaware law may prevent or frustrate attempts by its stockholders to change its management or hinder efforts to acquire a controlling interest in Magenta.

Provisions in Magenta’s charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Magenta that stockholders may consider favorable, including transactions in which its stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of its common stock, thereby depressing the market price of its common stock. In addition, because its board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by its stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of its directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•

authorize its board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by its board of directors; and

•	require the approval of the holders of at least 66.67% of the votes that all its stockholders would be entitled to cast to amend or repeal certain provisions of its charter or bylaws.

Moreover, because Magenta is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns 15% or more of its outstanding voting stock from merging or combining with Magenta for a period of three years after the date of the transaction in which the person acquired 15% or more of its outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring Magenta or merging with it, whether or not it is desired by, or beneficial to, its stockholders. This could also have the effect of discouraging others from making tender offers for its common stock, including transactions that may be in the best interest of its stockholders. These provisions may also prevent changes in its management or limit the price that investors are willing to pay for its stock.

In connection with Magenta’s review of strategic alternatives, on March 31, 2023, Magenta’s board of directors adopted a stockholder rights plan, or “poison pill,” as amended on May 2, 2023, in order to protect the best interests of Magenta and its stockholders, to help ensure that all interested parties have the opportunity to participate fairly in the strategic review process to and provide the board of directors and stockholders time to make informed decisions.

Magenta’s bylaws provide that, unless Magenta consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between Magenta and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Magenta or its directors, officers, employees or agents.

Magenta’s bylaws provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of its current or former directors, officers, or other employees to Magenta or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its charter or its bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which Magenta refers to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. Magenta’s bylaws further provide that, unless it consents in writing to an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which Magenta refers to herein as the “Federal Forum Provision.” In addition, Magenta’s bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Magenta recognizes that the Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in Magenta’s bylaws may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Magenta or its directors, officers or employees, which may discourage such lawsuits against Magenta and its directors, officers and employees even though an action, if successful, might benefit its stockholders.

Risks Related to Dianthus

Risks Related to Dianthus’ Limited Operating History, Financial Position and Capital Requirements

Dianthus has a limited operating history, has not completed any clinical trials, and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability.

Dianthus is a clinical-stage biotechnology company with limited operating history. Since its inception in 2019, Dianthus has incurred significant operating losses and has utilized substantially all of its resources to conduct research and development activities (including with respect to its DNTH103 program) and undertake preclinical studies of product candidates, conducting a clinical trial of Dianthus’ most advanced product candidate and the manufacturing of the product candidates, business planning, developing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities. Dianthus has no significant experience as a company in initiating, conducting or completing clinical trials. In part because of this lack of experience, Dianthus cannot be certain that its current and planned clinical trials will begin or be completed on time, if at all. In addition, while Dianthus is evaluating DNTH103 in an ongoing Phase 1 clinical trial, Dianthus has not completed a clinical trial for any product candidate. Dianthus has not yet demonstrated its ability to successfully complete clinical trials (including Phase 3 or other pivotal clinical trials), obtain regulatory or marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Additionally, Dianthus expects its financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond its control. Consequently, any predictions made about Dianthus’ future success or viability may not be as accurate as they could be if Dianthus had a longer operating history.

In addition, as its business grows, Dianthus may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. Dianthus will need to transition at some point from a company with an early research and development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. Dianthus may not be successful in such a transition.

Even if the merger and Dianthus pre-closing financing are successful, Dianthus will require substantial additional capital to finance its operations in the future. If Dianthus is unable to raise such capital when needed, or on acceptable terms, Dianthus may be forced to delay, reduce or eliminate clinical trials, product development programs or future commercialization efforts.

Developing biotechnology products is a very long, time-consuming, expensive and uncertain process that takes years to complete. Since its inception, Dianthus has funded its operations primarily through private financings and has incurred significant recurring losses, including net losses of $28.5 million and $13.1 million for the years ended December 31, 2022 and 2021, respectively. Dianthus expects its expenses to increase in connection with its ongoing activities, particularly as Dianthus conducts its ongoing Phase 1 clinical trial of DNTH103, initiates additional clinical trials, and continues to research, develop and conduct preclinical studies of its other potential product candidates, and transitions into a public company. In addition, if Dianthus obtains regulatory approval for any product candidate for commercial sale, including DNTH103, Dianthus anticipates incurring significant commercialization expenses related to product manufacturing, marketing, sales and distribution activities to launch any such product. Dianthus’ expenses could increase beyond expectations if Dianthus is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to those that Dianthus currently anticipates. Because the design and outcome of its current, planned and anticipated clinical trials are highly uncertain, Dianthus cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any product candidate Dianthus develops. Dianthus’ future capital requirements depend on many factors, including factors that are not within its control.

Following the merger and Dianthus pre-closing financing, Dianthus will also incur additional costs associated with operating as a public company. Accordingly, Dianthus will require substantial additional funding to continue its operations. Based on its current operating plan, and assuming the merger and Dianthus pre-closing financing are successfully completed, Dianthus believes that its existing cash, cash equivalents and short-term investments should be sufficient to fund its operations through to the second quarter of 2026. This estimate is based on assumptions that may prove to be materially wrong, and Dianthus could use its available capital resources sooner than it currently expects. Dianthus’ future capital requirements will depend on many factors, including:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs Dianthus pursues;

•	its ability to establish an acceptable safety profile with IND-enabling toxicology studies to enable clinical trials;

•	successful patient enrollment in, and the initiation and completion of, larger and later-stage clinical trials;

•	per subject trial costs;

•	the number and extent of trials required for regulatory approval;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible subjects in clinical trials;

•	the number of subjects that participate in the trials;

•	the drop-out and discontinuation rate of subjects;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of subject participation in the trials and follow-up;

•	the extent to which Dianthus encounters any serious adverse events in its clinical trials;

•	the timing of receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals and post-marketing approval commitments from applicable regulatory authorities;

•	the extent to which Dianthus establishes collaborations, strategic partnerships, or other strategic arrangements with third parties, if any, and the performance of any such third party;

•	hiring and retaining research and development personnel;

•	its arrangements with its CDMOs and CROs;

•	development and timely delivery of commercial-grade drug formulations that can be used in its planned clinical trials and for commercial launch;

•	the impact of any business interruptions to its operations or to those of the third parties with whom Dianthus works, particularly in light of the current COVID-19 pandemic environment; and

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights.

Dianthus does not have any committed external sources of funds and adequate additional financing may not be available to it on acceptable terms, or at all. Dianthus may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Such financing may dilute its stockholders or the failure to obtain such financing may restrict its operating activities. Any additional fundraising efforts may divert Dianthus’ management from their day-to-day activities, which may adversely affect its business. To the extent that Dianthus raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Dianthus’ business. If Dianthus raises additional funds through upfront payments or milestone payments pursuant to future collaborations with third parties, Dianthus may have to relinquish valuable rights to product development programs, or grant licenses on terms that are not favorable to it. Dianthus’ ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide, over which Dianthus may have no or little control. Its failure to raise capital as and when needed or on acceptable terms would have a negative impact on its financial condition and its ability to pursue its business strategy, and Dianthus may have to delay, reduce the scope of, suspend or eliminate clinical trials, product development programs or future commercialization efforts.

Dianthus has incurred significant losses since inception, and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Dianthus has no products for sale, has not generated any product revenue and may never generate product revenue or become profitable.

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront expenditures and significant risks that any program will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Dianthus has no products approved for commercial sale, Dianthus has not generated any revenue from product sales to date, and Dianthus continues to incur significant research and development and other expenses related to its ongoing operations. Dianthus does not expect to generate product revenue unless or until Dianthus successfully completes clinical development and obtains regulatory approval of, and then successfully commercializes, at least one product candidate. Dianthus may never succeed in these activities and, even if Dianthus does, may never generate product revenue or revenues that are significant or large enough to achieve profitability. If Dianthus is unable to generate sufficient revenue through the sale of any approved products, Dianthus may be unable to continue operations without additional funding.

Dianthus has incurred significant net losses in each period since Dianthus commenced operations in 2019. Dianthus’ net loss was $28.5 million for the year ended December 31, 2022. Dianthus expects to continue to incur significant losses for the foreseeable future. Its operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. Dianthus anticipates that its expenses will increase substantially if and as Dianthus:

•	advances its existing and future programs through preclinical and clinical development, including expansion into additional indications;

•	seeks to identify additional programs and additional product candidates;

•	maintains, expands, enforces, defends and protects its intellectual property portfolio;

•	seeks regulatory and marketing approvals for product candidates;

•	seeks to identify, establish and maintain additional collaborations and license agreements;

•

ultimately establishes a sales, marketing and distribution infrastructure to commercialize any drug products for which Dianthus may obtain marketing approval, either by itself or in collaboration with others;

•	generates revenue from commercial sales of products for which Dianthus receives marketing approval;

•	hires additional personnel including research and development, clinical and commercial;

•	adds operational, financial and management information systems and personnel, including personnel to support product development;

•	acquires or in-licenses products, intellectual property and technologies; and

•	establishes commercial-scale current good manufacturing practices (“cGMP”) capabilities through a third-party or its own manufacturing facility.

In addition, Dianthus’ expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform trials or studies in addition to, or different than, those that Dianthus currently anticipates, there are any delays in completing its clinical trials or the development of any product candidates, or there are any third-party challenges to its intellectual property or Dianthus needs to defend against any intellectual property-related claim.

Even if Dianthus obtains marketing approval for, and is successful in commercializing, one or more product candidates, Dianthus expects to incur substantial additional research and development and other expenditures to develop and market additional programs and/or to expand the approved indications of any marketed product. Dianthus may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of its future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue.

Dianthus’ failure to become profitable would decrease the value of the company and could impair its ability to raise capital, maintain its research and development efforts, expand its business and/or continue its operations. A decline in the value of the company could also cause you to lose all or part of your investment.

In addition, management have evaluated adverse conditions and events that raise substantial doubt about Dianthus’ ability to continue as a going concern, and, as a result, its independent registered public accounting firm included an explanatory paragraph in its report on its financial statements as of and for the year ended December 31, 2022 included elsewhere herein with respect to this uncertainty. This going concern opinion could materially limit Dianthus’ ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on its financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Even if the merger and Dianthus pre-closing financing are successfully completed, there is no assurance that adequate additional financing needed to allow Dianthus to continue as a going concern will be available to Dianthus on acceptable terms, or at all. The perception that Dianthus may not be able to continue as a going concern may cause others to choose not to do business with Dianthus due to concerns about its ability to meet its contractual obligations.

Risks Related to Discovery, Development and Commercialization

Dianthus faces competition from entities that have developed or may develop programs for the diseases it plans to address with DNTH103 or other product candidates.

The development and commercialization of drugs is highly competitive. If approved, DNTH103 or other product candidates will face significant competition and Dianthus’ failure to effectively compete may prevent it from achieving significant market penetration. Dianthus competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which Dianthus is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Dianthus does. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Dianthus in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, DNTH103 or other product candidates.

Dianthus’ competitors have developed, are developing or may develop programs and processes competitive with DNTH103 or other product candidates and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments. Dianthus’ success will depend partially on its ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Dianthus’ commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than any products Dianthus may develop, if any, or if competitors develop competing products or if biosimilars enter the market more quickly than Dianthus is able to, if at all, and are able to gain market acceptance.

DNTH103 and Dianthus’ other programs are in early stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If Dianthus or its current or future collaborators are unable to complete development of, or commercialize, Dianthus’ product candidates, or experience significant delays in doing so, its business will be materially harmed.

Dianthus has no products on the market and DNTH103 and Dianthus’ other programs are in early stages of development. As a result, Dianthus expects it will be many years before it commercializes any product candidate, if any. Dianthus’ ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, DNTH103 or other product candidates either alone or with third parties, and Dianthus cannot guarantee that it will ever obtain regulatory approval for any product candidates. Dianthus has limited experience as a company in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA or comparable foreign regulatory authorities. Dianthus has also not yet demonstrated its ability to obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of product candidates, Dianthus or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of such product candidates.

Dianthus or its collaborators may experience delays in initiating or completing clinical trials. Dianthus or its collaborators also may experience numerous unforeseen events during, or as a result of, any current or future clinical trials that Dianthus could conduct that could delay or prevent its ability to receive marketing approval or commercialize DNTH103 or any other product candidates, including:

•	regulators or IRBs, the FDA or ethics committees may not authorize Dianthus or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

Dianthus may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•

clinical trials of any product candidates may fail to show safety or efficacy, produce negative or inconclusive results and Dianthus may decide, or regulators may require Dianthus, to conduct additional preclinical studies or clinical trials or Dianthus may decide to abandon product development programs;

•

the number of subjects required for clinical trials of any Dianthus’ product candidates may be larger than it anticipates, especially if regulatory bodies require completion of non-inferiority or superiority trials, enrollment in these clinical trials may be slower than Dianthus anticipates or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Dianthus anticipates;

•

Dianthus’ third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Dianthus in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that Dianthus add new clinical trial sites or investigators;

•

Dianthus may elect to, or regulators, IRBs or ethics committees may require that Dianthus or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in its trials are being exposed to unacceptable health risks;

•	the cost of clinical trials of any of Dianthus’ product candidates may be greater than it anticipates;

•	the quality of Dianthus’ product candidates or other materials necessary to conduct clinical trials of its product candidates may be inadequate to initiate or complete a given clinical trial;

•	Dianthus’ inability to manufacture sufficient quantities of its product candidates for use in clinical trials;

•	reports from clinical testing of other therapies may raise safety or efficacy concerns about its product candidates;

•

Dianthus’ failure to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidate as well as data emerging from other therapies in the same class as its product candidates; and

•

the FDA or other regulatory authorities may require Dianthus to submit additional data such as long-term toxicology studies, or impose other requirements before permitting Dianthus to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an investigational IND or similar application and finalizing the trial design. In the event that the FDA requires Dianthus to complete additional preclinical studies or Dianthus is required to satisfy other FDA requests prior to commencing clinical trials, the start of its clinical trials may be delayed. Even after Dianthus receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that Dianthus has satisfied their requirements to commence any clinical trial or change their position on the acceptability of its trial design or the clinical endpoints selected, which may require Dianthus to complete additional preclinical studies or clinical trials, delay the enrollment of its clinical trials or impose stricter approval conditions than Dianthus currently expects. There are equivalent processes and risks applicable to clinical trial applications in other countries, including countries in the European Union.

Dianthus may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if Dianthus experiences any issues that delay or prevent regulatory approval of, or its ability to commercialize, DNTH103 or any other product candidates. Dianthus or its current or future collaborators’ inability to complete development of, or commercialize, DNTH103 or any other product candidates or significant delays in doing so, could have a material and adverse effect on its business, financial condition, results of operations and prospects.

Dianthus is substantially dependent on the success of its most advanced product candidate, DNTH103, and its anticipated clinical trials of such candidate may not be successful.

Dianthus’ future success is substantially dependent on its ability to timely obtain marketing approval for, and then successfully commercialize, its most advanced product candidate, DNTH103. Dianthus is investing a majority of its efforts and financial resources into the research and development of this candidate. Dianthus is currently conducting a Phase 1 clinical trial in healthy volunteers of DNTH103 and, if topline results from its Phase 1 clinical trial of DNTH103 are successful and pending clearance of any IND application that Dianthus plans to submit, anticipates initiating a Phase 2 clinical trial in the first quarter of 2024. The success of DNTH103 may depend on having a comparable safety and efficacy profile and a more favorable dosing schedule (i.e., less frequent dosing) and more patient-friendly administration (i.e., S.C. self-administration using a pen or other prefilled device) to products currently approved or in development for the indications Dianthus plans to pursue.

DNTH103 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before Dianthus generates any revenues from product sales, if any. Dianthus is not permitted to market or promote this product candidate, or any other product candidates, before it receives marketing approval from the FDA and/or comparable foreign regulatory authorities, and Dianthus may never receive such marketing approvals.

The success of DNTH103 will depend on a variety of factors. Dianthus does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to its intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, Dianthus cannot guarantee that Dianthus will ever be able to generate revenue through the sale of this candidate, even if approved. If Dianthus is not successful in commercializing DNTH103, or is significantly delayed in doing so, its business will be materially harmed.

If Dianthus does not achieve its projected development goals in the time frames Dianthus announces and expects, the commercialization of DNTH103 or any other product candidates may be delayed.

From time to time, Dianthus estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Dianthus sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies, preclinical studies and clinical trials and the submission of regulatory filings. From time to time, Dianthus may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to its estimates, in some cases for reasons beyond its control. If Dianthus does not meet these milestones as publicly announced, or at all, the commercialization of DNTH103 or any other product candidates may be delayed or never achieved.

Dianthus’ approach to the discovery and development of product candidates is unproven, and Dianthus may not be successful in its efforts to build a pipeline of product candidates with commercial value.

Dianthus’ approach to the discovery and development of DNTH103 leverages clinically validated mechanisms of action and incorporates advanced antibody engineering properties designed to overcome limitations of existing therapies. DNTH103 is purposefully designed to improve upon currently approved products and existing product candidates while maintaining the same, clinically-validated mechanisms of action. However, the scientific research that forms the basis of its efforts to develop a product candidate using only the classical complement pathway and half-life extension technologies is ongoing and may not result in viable product candidates. The long-term safety and efficacy of these technologies and exposure profile of DNTH103 compared to currently approved products is unknown.

Dianthus may ultimately discover that its technologies for its specific targets and indications and DNTH103 or any product candidates resulting therefrom do not possess certain properties required for therapeutic effectiveness. Dianthus currently has only preclinical and early data from its ongoing Phase 1 clinical trial regarding properties of DNTH103 and the same results may not be seen in humans. In addition, product candidates using technologies may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. This technology and DNTH103 or any product candidates resulting therefrom may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or possibly harmful ways.

In addition, Dianthus may in the future seek to discover and develop product candidates that are based on novel targets and technologies that are unproven. If its discovery activities fail to identify novel targets or technologies for drug discovery, or such targets prove to be unsuitable for treating human disease, Dianthus may not be able to develop viable additional product candidates. Dianthus and its existing or future collaborators may never receive approval to market and commercialize DNTH103 or any other product candidates. Even if Dianthus or an existing or future collaborator obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as Dianthus intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. If the products resulting from DNTH103 or any other product candidates prove to be ineffective, unsafe or commercially unviable, Dianthus’ product candidates and pipeline may have little, if any, value, which may have a material and adverse effect on its business, financial condition, results of operations and prospects.

Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Dianthus’ preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, Dianthus may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, Dianthus must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidate in humans. Dianthus’ clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. For example, Dianthus depends on the availability of non-human primates (“NHPs”) to conduct certain preclinical studies that Dianthus is required to complete prior to submitting an IND and initiating clinical development. There is currently a global shortage of NHPs available for drug development. This could cause the cost of obtaining NHPs for its future preclinical studies to increase significantly and, if the shortage continues, could also result in delays to Dianthus’ development timelines. Furthermore, a failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. In addition, Dianthus expects to rely on patients to provide feedback on measures, which are subjective and inherently difficult to evaluate. These measures can be influenced by factors outside of its control, and can vary widely from day to day for a particular patient, and from patient to patient and from site to site within a clinical trial.

Dianthus cannot be sure that the FDA or comparable foreign regulatory authorities will agree with its clinical development plan. Dianthus plans to use the data from its ongoing Phase 1 clinical trial of DNTH103 in healthy volunteers to support Phase 2 clinical trials in MG, MMN, CIDP and other indications. If the FDA or comparable regulatory authorities requires Dianthus to conduct additional trials or enroll additional patients, its development timelines may be delayed. Dianthus cannot be sure that submission of an IND application, CTA or similar application will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval at each clinical trial site; difficulties in patient enrollment in Dianthus’ clinical trials for a variety of reasons; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of its product candidates for use in clinical trials or the inability to do any of the foregoing; failure by its CROs, other third parties or Dianthus to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s Good Clinical Practices (“GCPs”) or regulations or applicable regulations or regulatory guidelines in other countries; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to larger-scale facilities operated by a CMO and delays or failure by its CMOs or Dianthus to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to Dianthus.

Dianthus could also encounter delays if a clinical trial is placed on clinical hold, suspended or terminated by Dianthus, the FDA, the competent authorities of the EU Member States or other regulatory authorities or the IRBs or ethics committees of the institutions in which such trials are being conducted, if a clinical trial is recommended for suspension or termination by the data safety monitoring board (“DSMB”) or equivalent body for such trial, or on account of changes to federal, state, or local laws. If Dianthus is required to conduct additional clinical trials or other testing of DNTH103 or any other product candidates beyond those that Dianthus contemplates, if Dianthus is unable to successfully complete clinical trials of DNTH103 or any other product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, its business and results of operations may be adversely affected and Dianthus may incur significant additional costs.

Dianthus may not be successful in its efforts to identify or discover additional product candidates in the future.

A key part of Dianthus’ business strategy is to identify and develop additional product candidates. Its preclinical research and clinical trials may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons. For example, Dianthus may be unable to identify or design additional product candidates with the pharmacological and pharmacokinetic drug properties that Dianthus desires, including but not limited to, extended half-life, acceptable safety profile or the potential for the product candidate to be delivered in a convenient formulation. Research programs to identify new product candidates require substantial technical, financial, and human resources. If Dianthus is unable to identify suitable active selective complement targets for preclinical and clinical development, Dianthus may not be able to successfully implement its business strategy, and may have to delay, reduce the scope of, suspend or eliminate one or more of its product candidates, clinical trials or future commercialization efforts, which would negatively impact its financial condition.

If Dianthus encounters difficulties enrolling patients in its future clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

Dianthus may experience difficulties in patient enrollment in its future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on its ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients in future trials for DNTH103 or any other product candidates will depend on many factors, including if patients choose to enroll in clinical trials, rather than using approved products, or if its competitors have ongoing clinical trials for product candidates that are under development for the same indications as Dianthus’ product candidates, and patients instead enroll in such clinical trials. Additionally, the number of patients required for clinical trials of DNTH103 or any other product candidates may be larger than Dianthus anticipates, especially if regulatory bodies require the completion of non-inferiority or superiority trials. Even if Dianthus is able to enroll a sufficient number of patients for its future clinical trials, Dianthus may have difficulty maintaining patients in its clinical trials. Its inability to enroll or maintain a sufficient number of patients would result in significant delays in completing clinical trials or receipt of marketing approvals and increased development costs or may require Dianthus to abandon one or more clinical trials altogether.

Preliminary, “topline” or interim data from its clinical trials that Dianthus announces or publishes from time to time may change as more patient data becomes available and are subject to audit and verification procedures.

From time to time, Dianthus may publicly disclose preliminary or topline data from its preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. Dianthus also makes assumptions, estimations, calculations and conclusions as part of its analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that Dianthus report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or topline data should be viewed with caution until the final data is available. From time to time, Dianthus may also disclose interim data from its preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from its clinical trials continue other treatments. Further, others, including regulatory agencies, may not accept or agree with its assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, the approvability or commercialization of a particular product candidate and Dianthus in general. In addition, the information Dianthus chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Dianthus determines is material or otherwise appropriate information to include in its disclosure. If the preliminary, topline or interim data that Dianthus reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Dianthus’ ability to obtain approval for, and commercialize, DNTH103 or any other product candidate may be harmed, which could harm its business, operating results, prospects or financial condition.

Dianthus’ current or future clinical trials or those of its future collaborators may reveal significant adverse events or undesirable side effects not seen in its preclinical studies and may result in a safety profile that could halt clinical development, inhibit regulatory approval or limit commercial potential or market acceptance of any of DNTH103 or any other product candidates or result in potential product liability claims.

Results of Dianthus’ clinical trials could reveal a high and unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. While its completed and ongoing preclinical studies in NHPs and its ongoing Phase 1 clinical trial in humans have not shown any such characteristics to date, Dianthus has not yet completed its clinical trial in humans. If significant adverse events or other side effects are observed in any of its current or future clinical trials, Dianthus may have difficulty recruiting patients to such trials, patients may drop out of its trials, patients may be harmed, or Dianthus may be required to abandon the trials or its development efforts of one or more product candidates altogether, including DNTH103. Dianthus, the FDA, EU Member States, or other applicable regulatory authorities, or an IRB or ethics committee, may suspend any clinical trials of DNTH103 or any other product candidates at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies that do not present themselves in clinical trials in humans. Even if the side effects do not preclude a product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of an approved product due to its tolerability versus other therapies. In addition, a half-life extension could prolong the duration of undesirable side effects, which could also inhibit market acceptance. Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete its clinical trials or could result in potential product liability claims. Potential side effects associated with DNTH103 or any other product candidates may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from DNTH103 or any other product candidates may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm Dianthus’ business, financial condition, results of operations and prospects significantly.

In addition, even if Dianthus successfully advances DNTH103 or any other product candidates through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to such product candidates. As a result, Dianthus cannot be assured that adverse effects of DNTH103 or any other product candidates will not be uncovered when a significantly larger number of patients are exposed to such product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using Dianthus’ product candidate over a multi-year period.

If any of the foregoing events occur or if DNTH103 or any other product candidates prove to be unsafe, Dianthus’ entire pipeline could be affected, which would have a material adverse effect on its business, financial condition, results of operations and prospects.

Dianthus may expend its limited resources to pursue a particular product candidate, such as DNTH103, and fail to capitalize on candidates that may be more profitable or for which there is a greater likelihood of success.

Because Dianthus has limited financial and managerial resources, Dianthus intends to focus its research and development efforts on certain selected product candidates. For example, Dianthus is initially focused on its most advanced product candidate, DNTH103. As a result, Dianthus may forgo or delay pursuit of opportunities with other potential candidates that may later prove to have greater commercial potential. Dianthus’ resource allocation decisions may cause Dianthus to fail to capitalize on viable commercial products or profitable market opportunities. Dianthus’ spending on current and future research and development programs for specific indications may not yield any commercially viable product candidates. If Dianthus does not accurately evaluate the commercial potential or target market for a particular product candidate, Dianthus may relinquish valuable rights to that candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Dianthus to retain sole development and commercialization rights to such candidate.

Even if regulatory approval is obtained, any approved products resulting from DNTH103 or any other product candidate may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors and others in the medical community necessary for commercial success and Dianthus may not generate any future revenue from the sale or licensing of such products.

Even if regulatory approval is obtained for DNTH103 or any other product candidates, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. Dianthus may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. There are several approved products and product candidates in later stages of development for the treatment of gMG, MMN and CIDP. Market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may not adopt a biologic with a target product profile such as that of DNTH103 or for its targeted indications, and Dianthus may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by Dianthus or its existing or future collaborators. Market acceptance of DNTH103 or any other product candidates will depend on many factors, including factors that are not within its control.

Sales of products also depend on the willingness of clinicians to prescribe the treatment. Dianthus cannot predict whether clinicians, clinicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that any of its approved products are safe, therapeutically effective, cost effective or less burdensome as compared with competing treatments. If DNTH103 or any other product candidate is approved but does not achieve an adequate level of acceptance by such parties, Dianthus may not generate or derive sufficient revenue from that product and may not become or remain profitable.

Dianthus has never commercialized a product candidate and may lack the necessary expertise, personnel and resources to successfully commercialize a product candidate on its own or together with suitable collaborators.

Dianthus has never commercialized a product candidate, and Dianthus currently has no sales force, marketing or distribution capabilities. To achieve commercial success for a product candidate, which Dianthus may license to others, Dianthus may rely on the assistance and guidance of those collaborators. For a product candidate for which Dianthus retains commercialization rights and marketing approval, Dianthus will have to develop its own sales, marketing and supply organization or outsource these activities to a third party. Factors that may affect its ability to commercialize a product candidate, if approved, on its own include recruiting and retaining adequate numbers of effective sales and marketing personnel, developing adequate educational and marketing programs to increase public acceptance of its approved product candidate, ensuring regulatory compliance of Dianthus, employees and third parties under applicable healthcare laws and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of a product candidate upon approval. Dianthus may not be able to build an effective sales and marketing organization. If Dianthus is unable to build its own distribution and marketing capabilities or to find suitable partners for the commercialization of an approved product candidate, Dianthus may not generate revenues from them or be able to reach or sustain profitability.

Dianthus has never completed any late-stage clinical trials and Dianthus may not be able to file an IND, a CTA or other applications for regulatory approval to commence additional clinical trials on the timelines Dianthus expect, and, even if Dianthus is able to, the FDA, EMA or comparable foreign regulatory authorities may not permit Dianthus to proceed and could also suspend/terminate the trial after it has been initiated.

Dianthus is early in its development efforts and will need to successfully complete later-stage and pivotal clinical trials in order to obtain FDA, EMA or comparable foreign regulatory approval to market its product candidates. Carrying out clinical trials and the submission of a successful IND or CTA is a complicated process. As an organization, Dianthus has not yet completed a Phase 1 clinical trial and has limited experience as a company in preparing, submitting and prosecuting regulatory filings. If topline results from its Phase 1 clinical trial of DNTH103 are successful, Dianthus intends to submit an IND in the United States in the fourth quarter of 2023 to support the initiation of a global Phase 2 clinical trial in gMG, and, subsequently, a CTA in the European Union to support the initiation of a global Phase 2 clinical trial in gMG in the first quarter of 2024. However, Dianthus may not be able to file the IND or CTA in accordance with its desired timelines. For example, Dianthus may experience manufacturing delays or other delays with IND- or CTA-enabling studies, including with suppliers, study sites, or third-party contractors and vendors on whom Dianthus depends. Moreover, Dianthus cannot be sure that submission of an IND or a CTA or submission of a trial to an IND or a CTA will result in the FDA or EMA or comparable foreign regulatory authorities allowing further clinical trials to begin, or that, once begun, issues will not arise that lead Dianthus to suspend or terminate clinical trials. For example, upon submission of its IND or CTA for a Phase 2 clinical trial of DNTH103, the FDA or EMA may recommend changes to its proposed study designs, including the number and size of registrational clinical trials required to be conducted in such Phase 2 programs. Consequently, Dianthus may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of its product candidates. Additionally, even if regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or a CTA, such regulatory authorities may change their requirements in the future. The FDA, EMA or comparable foreign regulatory authorities may require the analysis of data from trials assessing different doses of the product candidate alone or in combination with other therapies to justify the selected dose prior to the initiation of large trials in a specific indication. Any delays or failure to file INDs or CTAs, initiate clinical trials, or obtain regulatory approvals for its trials may prevent Dianthus from completing its clinical trials or commercializing its products on a timely basis, if at all. Dianthus is subject to similar risks related to the review and authorization of its protocols and amendments by comparable foreign regulatory authorities.

Risks Related to Its Reliance on Third Parties

Dianthus currently relies and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture DNTH103 and any other product candidates, and Dianthus may rely on third parties to produce and process its products, if approved. Dianthus’ business could be adversely affected if it is unable to use third-party manufacturing suites or if the third-party manufacturers encounter difficulties in production.

Dianthus does not currently lease or own any facility that may be used as its clinical-scale manufacturing and processing facility and currently relies on a CMO to manufacture Dianthus’ product candidate used in its Phase 1 clinical trial. Dianthus currently has a sole source relationship for its supply of DNTH103. If there should be any disruption in such supply arrangement, including any adverse events affecting Dianthus’ sole supplier, it could have a negative effect on the clinical development of Dianthus’ product candidates and other operations while Dianthus works to identify and qualify an alternate supply source. Dianthus may not control the manufacturing process of, and may be completely dependent on, its contract manufacturing partner for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of a product candidate. Dianthus performs periodic audits of each CMO facility that supports its supply of DNTH103 and reviews/approves all DNTH103 cGMP-related documentation. Dianthus also has a quality agreement with the CMO that documents its mutual agreement on compliance with cGMPs and expectations on quality-required communications to Dianthus. Beyond this,

Dianthus has no control over the ability of its CMO to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities and the associated Quality Management System for the manufacture of a product candidate or if it withdraws any approval in the future, Dianthus may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect Dianthus’ ability to develop, obtain regulatory approval for or market such product candidate, if approved. Similarly, Dianthus’ failure, or the failure of its CMO, to comply with applicable regulations could result in sanctions being imposed on Dianthus, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of a product candidate or drug and harm Dianthus’ business and results of operations. In addition, Dianthus has not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of its product candidates, if approved.

Moreover, Dianthus’ CMO may experience manufacturing difficulties due to resource constraints, governmental restrictions or as a result of labor disputes or unstable political environments. Supply chain issues, including those resulting from the COVID-19 pandemic and the ongoing military conflict between Russian and Ukraine, may affect Dianthus’ third-party vendors and cause delays. Furthermore, since Dianthus has engaged a manufacturer located in China, Dianthus is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments or political unrest or unstable economic conditions in China. If Dianthus is required to change manufacturers for any reason, Dianthus will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. For example, in the event that Dianthus needs to transfer from its manufacturer located in China, which is Dianthus’ sole manufacturing source for DNTH103, Dianthus anticipates that the complexity of the manufacturing process may materially impact the amount of time it would take to secure a replacement manufacturer. The delays associated with the verification of a new manufacturer, if Dianthus is able to identify an alternative source, could negatively affect Dianthus’ ability to supply product candidates, including DNTH103, in a timely manner or within budget. If any CMO on which Dianthus will rely fails to manufacture quantities of a product candidate at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows Dianthus to achieve profitability, Dianthus’ business, financial condition and prospects could be materially and adversely affected. In addition, Dianthus’ CMO and/or distribution partners are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Dianthus’ integrity and purity specifications. Dianthus and its CMO may also face product seizure or detention or refusal to permit the import or export of products. Dianthus’ business could be materially adversely affected by business disruptions to its third-party providers that could materially adversely affect its anticipated timelines, potential future revenue and financial condition and increase Dianthus’ costs and expenses. Each of these risks could delay or prevent the completion of Dianthus’ preclinical studies and clinical trials or the approval of any of its product candidates by the FDA, result in higher costs or adversely impact commercialization of Dianthus’ products.

If Dianthus’ CMO is unable to obtain sufficient raw and intermediate materials on a timely basis or if Dianthus’ CMO experiences other supply difficulties, Dianthus’ business may be materially and adversely affected.

Dianthus works closely with its CMO to ensure their suppliers have continuity of supply of raw and intermediate materials but cannot guarantee these efforts will always be successful. Dianthus’ CMO has experienced, and may experience in the future, raw and intermediate materials supply shortages, including those resulting from the COVID-19 pandemic, which could contribute to manufacturing delays and impact the progress of Dianthus’ clinical trials. Further, while Dianthus works with its CMO to diversify their sources of raw and intermediate materials, in certain instances they acquire raw and intermediate materials from a sole supplier, and there can be no assurance that they will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Dianthus’ ability to manufacture its product candidates in a timely or cost-effective manner and could delay completion of Dianthus’ clinical trials, product testing, and potential regulatory approval of Dianthus’ product candidates.

Dianthus currently relies, and plans to rely in the future, on third parties to conduct and support its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Dianthus may not be able to obtain regulatory approval of or commercialize its product candidates.

Dianthus has utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support its preclinical studies and clinical trials under agreements with Dianthus. Dianthus will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Dianthus controls only certain aspects of their activities. As a result, Dianthus will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Dianthus were relying entirely upon its own staff. Nevertheless, Dianthus is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and its reliance on these third parties does not relieve Dianthus of its regulatory responsibilities. Dianthus and its third-party contractors and CROs are required to comply with GCP regulations, which are guidelines enforced by the FDA and comparable foreign regulatory authorities for any product candidate in clinical development. If Dianthus or any of these third parties fail to comply with applicable GCP guidelines, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Dianthus to perform additional clinical trials before approving its marketing applications. Dianthus cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP regulations. In addition, its clinical trials must be conducted with product generated under cGMP regulations. Dianthus’ failure to comply with these regulations may require it to repeat clinical trials, which would delay the regulatory approval process. Moreover, its business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting Dianthus’ clinical trials will not be its employees and, except for remedies available to Dianthus under its agreements with such third parties, Dianthus cannot control whether they devote sufficient time and resources to its product candidates. These third parties may be involved in acquisitions or similar transactions and may have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on its behalf and the timing thereof and could lead to products that compete directly or indirectly with its current or future product candidates. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols or regulatory requirements or for other reasons, its clinical trials may be extended, delayed or terminated and Dianthus may not be able to complete development of, obtain regulatory approval of or successfully commercialize DNTH103 or other product candidates.

Dianthus has collaborations with third parties, including its existing licenses and development collaboration with Zenas BioPharma. If Dianthus is unable to maintain these collaborations, or if these collaborations are not successful, segments of its business could be adversely affected.

Dianthus has various collaboration and license arrangements, including with Zenas BioPharma for the development and commercialization of DNTH103 in the greater area of China, and Dianthus currently holds exclusive licenses for worldwide (excluding the greater area of China) development and commercialization rights for certain potential product candidates. Further, Dianthus may in the future form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that Dianthus believes will complement or augment its development and commercialization efforts with respect to its product candidates. Collaborations or licensing arrangements that Dianthus enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of Dianthus’ collaborators, licensors or licensees experience delays in performance of, or fail to perform their obligations under, their applicable agreements with Dianthus, disagree with its interpretation of the terms of such agreement or terminate their agreement with Dianthus, its pipeline of product candidates would be adversely affected. If Dianthus fails to comply with any of the obligations under its collaborations or license agreements, including payment terms and diligence terms, its collaborators, licensors or licensees may have the right to terminate its agreements, in which event Dianthus may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by such agreements or may face other penalties under its agreements. Dianthus’ collaborators, licensors or licensees may also fail to properly maintain or defend the intellectual property Dianthus has licensed from, if required by its agreement with them, or even infringe upon its intellectual property rights, leading to the potential invalidation of its intellectual property or subjecting Dianthus to litigation or arbitration, any of which would be time-consuming and expensive and could harm its ability to commercialize its product candidates. Further, any of these relationships may require Dianthus to increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with its product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Dianthus’.

As part of its strategy, Dianthus plans to evaluate additional opportunities to enhance its capabilities and expand its development pipeline or provide development or commercialization capabilities that complement its own. Dianthus may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require Dianthus to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business.

Dianthus may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Dianthus considers attractive. These companies may have a competitive advantage over Dianthus due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Dianthus to be a competitor may be unwilling to assign or license rights to Dianthus. Whether Dianthus reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. Dianthus may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If Dianthus fails to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Dianthus may not be able to further develop its product candidates or bring them to market.

Risks Related to Dianthus’ Business and Operations

In order to successfully implement its plans and strategies, Dianthus will need to grow the size of its organization and it may experience difficulties in managing this growth.

Dianthus expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of preclinical and clinical drug development, technical operations, clinical operations, regulatory affairs and, potentially, sales and marketing. To manage its anticipated future growth, Dianthus must continue to implement and improve its managerial, operational and financial personnel and systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to its limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, Dianthus may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

Dianthus is highly dependent on its key personnel and anticipates hiring new key personnel. If Dianthus is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

Dianthus’ ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Dianthus is highly dependent on its managerial, scientific and medical personnel, including its Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and other key members of its leadership team. Although Dianthus has entered into employment agreements with its executive officers, each of them may terminate their employment with Dianthus at any time. Dianthus does not maintain “key person” insurance for any of its executives or other employees. The loss of the services of its executive officers or other key employees could impede the achievement of its research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If Dianthus does not succeed in attracting and retaining qualified personnel, it could materially and adversely affect its business, financial condition and results of operations. Dianthus could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources on its employee recruitment and retention efforts.

Its future growth may depend, in part, on its ability to operate in foreign markets, where Dianthus would be subject to additional regulatory burdens and other risks and uncertainties.

Its future growth may depend, in part, on its ability to develop and commercialize DNTH103 or other product candidates in foreign markets for which Dianthus may rely on collaboration with third parties. Dianthus is not permitted to market or promote any product candidates before Dianthus receives regulatory approval from the applicable foreign regulatory authority, and may never receive such regulatory approval for any product candidates. To obtain separate regulatory approval in many other countries, Dianthus must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of DNTH103 or other product candidates, and Dianthus cannot predict success in these jurisdictions. If Dianthus fails to comply with the regulatory requirements in international markets or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of DNTH103 or other product candidates will be harmed and its business will be adversely affected. Moreover, even if Dianthus obtains approval of DNTH103 or other product candidates and ultimately commercialize such product candidates in foreign markets, Dianthus would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

Dianthus’ employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Dianthus is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors acting for or on its behalf may engage in misconduct or other improper activities. It is not always possible to identify and deter misconduct by these parties and the precautions Dianthus takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Dianthus from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Dianthus’ internal computer systems, or those of any of its CROs, manufacturers, other contractors, third party service providers or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of its proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to its brand and material disruption of its operations.

Despite the implementation of security measures in an effort to protect systems that store its information, given their size and complexity and the increasing amounts of information maintained on its internal information technology systems and those of its third-party CROs, other contractors (including sites performing its clinical trials), third party service providers and supply chain companies, and consultants, as well as other partners, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by its employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise its system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, its data. To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, Dianthus’ data or applications, or for it to be believed or reported that any of these occurred, Dianthus could incur liability and reputational damage and the development and commercialization of DNTH103 or other product candidates could be delayed.

As its employees work remotely and utilize network connections, computers, and devices outside its premises or network, including working at home, while in transit and in public locations, there are risks to its information technology systems and data. Additionally, business transactions (such as acquisitions or integrations) could expose Dianthus to additional cybersecurity risks and vulnerabilities, as its systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

While Dianthus has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Dianthus may be unable in the future to detect vulnerabilities in its information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, Dianthus may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require Dianthus to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Dianthus relies on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts. Its ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If its third-party service providers experience a security incident or other interruption, Dianthus could experience adverse consequences. While Dianthus may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Dianthus, any award may be insufficient to cover its damages, or Dianthus may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and Dianthus cannot guarantee that third parties’ infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised.

If Dianthus (or a third party upon whom Dianthus relies) experience a security incident or are perceived to have experienced a security incident, Dianthus may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in its operations (including availability of data); increased investigation and compliance costs; financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting its platform, deter new customers from products, and negatively impact its ability to grow and operate its business.

Dianthus’ contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in its contracts are sufficient to protect Dianthus from liabilities, damages, or claims related to its data privacy and security obligations. Dianthus cannot be sure that its insurance coverage will be adequate or sufficient to protect Dianthus from or to mitigate liabilities arising out of its privacy and security practices or from disruptions in, or failure or security breach of, its systems or third-party systems where information important to its business operations or commercial development is stored, or that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Dianthus is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect its operating results and business.

Dianthus, and third parties with whom Dianthus works, are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which are changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. Dianthus is or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Dianthus’ obligations may also change or expand as its business grows. The actual or perceived failure by Dianthus or third parties related to Dianthus to comply with such laws, regulations and obligations could increase its compliance and operational costs, expose Dianthus to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on its business, financial condition, and results of operations. See the sections titled “Business—Government Regulation—Data Privacy and Security” and “—Other Regulatory Matters” for a more detailed description of the laws that may affect its ability to operate.

If Dianthus fails to comply with environmental, health and safety laws and regulations, Dianthus could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

Dianthus is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Its operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Dianthus may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Dianthus’ research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Dianthus’ ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, Dianthus had net operating loss carryforwards for federal and state income tax purposes of $24.5 million and $20.1 million, respectively. The federal net operating losses will not be subject to expiration and can be carried forward indefinitely; however, they are limited to a deduction of 80% of annual taxable income. The state net operating losses begin to expire in 2038. To the extent that Dianthus’ taxable income exceeds any current year operating losses, its plans to use its carryforwards to offset income that would otherwise be taxable. Also, for state income tax purposes, the extent to which states will conform to the federal laws is uncertain and there may be periods during which the use of net operating loss carryforwards are suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. In addition, under Section 382 of the Code, changes in Dianthus’ ownership may limit the amount of its net operating loss carryforwards and tax credit carryforwards that could be utilized annually to offset its future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of Dianthus of more than 50% (as measured by value) among a stockholder or one or more groups of stockholders who own at least 5% of its stock within a three-year period. Dianthus has not performed an analysis to determine whether there has been such an ownership change pursuant to Section 382 of the Code, or whether such an ownership change would result from the merger. Any such limitation may significantly reduce Dianthus’ ability to utilize its net operating loss carryforwards and tax credit carryforwards before they expire. Any such limitation, whether as the result of a public offering, private placements, sales of its common stock by existing stockholders or additional sales of its common stock by Dianthus, could have a material adverse effect on its results of operations in future years.

Dianthus may acquire businesses or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

Dianthus may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that Dianthus believes will complement or augment its existing business. If Dianthus acquires businesses with promising markets or technologies, Dianthus may not be able to realize the benefit of acquiring such businesses if Dianthus is unable to successfully integrate them with its existing operations and company culture. Dianthus may encounter numerous difficulties in developing, manufacturing and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent Dianthus from realizing their expected benefits or enhancing its business. There is no assurance that, following any such acquisition, Dianthus will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on its business and prospects.

Dianthus maintains its cash at financial institutions, at times in balances that exceed federally-insured limits. The failure of financial institutions could adversely affect Dianthus’ ability to pay its operational expenses or make other payments.

Dianthus’ cash held in non-interest-bearing and interest-bearing accounts can at times exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, Dianthus could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank on March 10, 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that Dianthus may experience in the future or inability for a material time period to access its cash and cash equivalents could have an adverse effect on its ability to pay its operational expenses or make other payments, which could adversely affect its business.

As a private company, Dianthus has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Dianthus has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of its financial statements and have other adverse consequences.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

Dianthus has identified material weaknesses in its internal control over financial reporting that it is currently working to remediate, which relate to: (a) Dianthus’ general segregation of duties, including the review and approval of journal entries as well as system access that has not been designed to allow for effective segregation of duties; and (b) Dianthus’ accounting software system has certain system limitations that do not allow for an effective control environment.

Dianthus’ management has concluded that these material weaknesses in its internal control over financial reporting are due to the fact that Dianthus is a company with limited resources and does not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources to oversee Dianthus’ business processes and controls.

Dianthus’ management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when Dianthus’ management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Dianthus’ management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to Dianthus’ annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Dianthus is unable to assert that its internal control over financial reporting is effective, or, if required in the future, its Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Dianthus’ financial reports, the market price of the Dianthus’ common stock could be adversely affected and Dianthus could become subject to litigation or investigations by the Nasdaq, the SEC, or other regulatory authorities, all of which could require additional financial and management resources.

Risks Related to Intellectual Property

Dianthus’ ability to protect its patents and other proprietary rights is uncertain, exposing Dianthus to the possible loss of competitive advantage.

Dianthus relies or may rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to its product candidates and technologies and to prevent third parties from competing with it. Dianthus’ success depends in large part on its ability to obtain and maintain patent protection for platform technologies, product candidates and their uses, as well as the ability to operate without infringing on or violating the proprietary rights of others. Dianthus owns five pending patent applications and expects to continue to file patent applications in the United States and abroad related to discoveries and technologies that are important to its business. However, Dianthus may not be able to protect its intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Filing, prosecuting and defending patents on product candidates worldwide would be prohibitively expensive and Dianthus’ intellectual property rights in some foreign jurisdictions may be less extensive than those in the United States. As such, Dianthus does not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if it applies for them. Competitors may operate in countries where Dianthus does not have patent protection and could then freely use Dianthus’ technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where patent protection has not been requested.

Dianthus’ intellectual property portfolio is at an early stage. Dianthus does not currently own or in-license any issued patents. Dianthus’ pending and future patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of Dianthus product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that may be license or is owned covering Dianthus product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the United States Patent and Trademark Office (“USPTO”). Further, if Dianthus encounters delays in any clinical trials or delays in obtaining regulatory approval, the period of time during which Dianthus could market product candidates under patent protection would be reduced. Thus, the patents that Dianthus may own or license may not afford any meaningful competitive advantage.

In addition to seeking patents for some of its technology and product candidates, Dianthus may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Any disclosure, either intentional or unintentional, by its employees, the employees of third parties with whom Dianthus shares facilities or third-party consultants and vendors that Dianthus engages to perform researches, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of its trade secrets or proprietary information could enable competitors to duplicate or surpass Dianthus’ technological achievements, thus eroding its competitive position in the market. In order to protect its proprietary technology and processes, Dianthus relies in part on confidentiality agreements with collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Dianthus may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors and those affiliated with or controlled by state actors. In addition, while Dianthus undertakes efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, Dianthus may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights and failure to obtain or maintain trade secret protection could adversely affect Dianthus’ competitive business position.

Lastly, if Dianthus’ trademarks and trade names are not registered or adequately protected, then Dianthus may not be able to build name recognition in markets of interest and its business may be adversely affected.

Dianthus may not be successful in obtaining or maintaining necessary rights to product candidates through acquisitions and in-licenses.

Because Dianthus’ development programs may in the future require the use of proprietary rights held by third parties, the growth of its business may depend in part on Dianthus’ ability to acquire, in-license, or use these third-party proprietary rights. Dianthus may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that it identifies as necessary for product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Dianthus may consider attractive or necessary. These established companies may have a competitive advantage over Dianthus due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Dianthus to be a competitor may be unwilling to assign or license rights to Dianthus. Dianthus also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on investment or at all. If Dianthus is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Dianthus has, it may have to abandon development of the relevant product candidate, which could have a material adverse effect on Dianthus’ business, financial condition, results of operations, and prospects.

While Dianthus will normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to a product candidate, there may be times when the filing and prosecution activities for patents and patent applications relating to a product candidate are controlled by future licensors or collaboration partners. If any of these future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of Dianthus’ business, including by payment of all applicable fees for patents covering a product candidate, Dianthus could lose rights to the intellectual property or exclusivity with respect to those rights, Dianthus’ ability to develop and commercialize such candidate may be adversely affected and it may not be able to prevent competitors from making, using and selling competing products. In addition, even where Dianthus has the right to control patent prosecution of patents and patent applications which may be licensed to and from third parties, Dianthus may still be adversely affected or prejudiced by actions or inactions of licensees, future licensors and their counsel that took place prior to the date upon which Dianthus assumed control over patent prosecution.

Dianthus’ future licensors may rely on third-party consultants or collaborators or on funds from third parties such that future licensors are not the sole and exclusive owners of the patents Dianthus in-licenses. If other third parties have ownership rights to future in-licensed patents, they may be able to license such patents to Dianthus’ competitors, and the competitors could market competing products and technology. This could have a material adverse effect on Dianthus’ competitive position, business, financial conditions, results of operations, and prospects.

It is possible that Dianthus may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Dianthus is able to obtain a license, it may be non-exclusive, thereby giving competitors access to the same technologies licensed to Dianthus. In that event, Dianthus may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing the same, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Dianthus is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could harm Dianthus’ business, financial condition, results of operations, and prospects significantly. Dianthus cannot provide any assurances that third-party patents do not exist which might be enforced against Dianthus’ current technology or manufacturing methods, its product candidates, or future methods or product candidates, resulting in either an injunction prohibiting manufacture or future sales, or, with respect to future sales, an obligation on Dianthus’ part to pay royalties and/or other forms of compensation to third parties, which could be significant. For example, Dianthus is aware of a certain U.S. patent owned by a third party with claims that are directed to a method of inhibiting complement C1s activity in an individual with an antibody that selectively binds active form of complement component C1s compared to inactive C1s and inhibits complement C1s activity by at least 60% in a protease assay. Although Dianthus does not believe that this is a valid patent, this patent could be construed to cover its anti-C1s antibodies.

Disputes may arise between Dianthus and its future licensors regarding intellectual property subject to a license agreement, including: the scope of rights granted under the license agreement and other interpretation-related issues; whether and to what extent to which Dianthus’ technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; Dianthus’ right to sublicense patents and other rights to third parties; Dianthus’ right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creations or use of intellectual property by future licensors and Dianthus and/or its partners; and the priority date of an invention of patented technology.

Dianthus may be subject to patent infringement claims or may need to file claims to protect its intellectual property, which could result in substantial costs and liability and prevent it from commercializing potential products.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess Dianthus’ freedom to operate and guarantee that it can operate without infringing on or violating third party rights. If certain of Dianthus’ product candidates are ultimately granted regulatory approval, patent rights held by third parties, if found to be valid and enforceable, could be alleged to render one or more of such product candidates infringing. If a third party successfully brings a claim against Dianthus, Dianthus may be required to pay substantial damages, be forced to abandon any affected product candidate and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g. patent infringement or trade secret theft) brought against Dianthus, whether or not successful, may cause Dianthus to incur significant legal expenses and divert the attention of Dianthus’ management and key personnel from other business concerns. Dianthus cannot be certain that patents owned or licensed by it will not be challenged by others in the course of litigation. Some of competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Dianthus can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Dianthus’ ability to raise funds and on the market price of Dianthus’ common stock.

Competitors may infringe or otherwise violate Dianthus’ patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, Dianthus may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against Dianthus, including claims alleging that it infringes their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents Dianthus asserts is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that Dianthus’ patents do not cover the technology. Similarly, if Dianthus asserts trademark infringement claims, a court or administrative body may determine that the marks asserted are invalid or unenforceable or that the party against whom Dianthus has asserted trademark infringement has superior rights to the marks in question. In such a case, Dianthus could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if Dianthus is successful, any award of monetary damages or other remedy received may not be commercially valuable.

Further, Dianthus may be required to protect its patents through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Dianthus’ patent rights, which could adversely affect its competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if Dianthus’ product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against Dianthus’ future licensees and other parties with whom it has business relationships and Dianthus may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require Dianthus to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of such claims. If any of these claims succeed, Dianthus may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Dianthus’ intellectual property rights, there is a risk that some of Dianthus’ confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Dianthus may be subject to claims that it has wrongfully hired an employee from a competitor or that employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the biotechnology industry, in addition to Dianthus’ employees, Dianthus engages and may engage in the services of consultants to assist in the development of its product candidates. Many of these consultants, and many of Dianthus’ employees, were or may have been previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including Dianthus’ competitors or potential competitors. Dianthus could in the future be subject to claims that it or its employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Dianthus tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Dianthus, Dianthus may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Dianthus or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While Dianthus may litigate to defend itself against these claims, even if Dianthus is successful, litigation could result in substantial costs and could be a distraction to management. If Dianthus’ defenses to these claims fail, in addition to requiring Dianthus to pay monetary damages, a court could prohibit it from using technologies or features that are essential to Dianthus’ product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Dianthus’ reputation, its ability to form strategic alliances or sublicense Dianthus’ rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Dianthus’ business, its operations and financial condition. Even if Dianthus is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Dianthus’ ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) could increase the uncertainties and costs surrounding the prosecution of Dianthus’ owned and any future in-licensed patent applications and the maintenance, enforcement or defense of Dianthus owned and any future in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 16, 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Dianthus’ patent applications and the enforcement or defense of Dianthus’ issued patents, all of which could have a material adverse effect on Dianthus’ business, financial condition, its operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including in the antibody arts. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Dianthus’ patent rights and its ability to protect, defend and enforce Dianthus’ patent rights in the future.

Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on Dianthus’ business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, Dianthus would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, Dianthus’ competitive position may be impaired, and its business, financial condition, operations and prospects may be adversely affected.

In addition, a European Unified Patent Court is scheduled to come into force in June 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated. Although Dianthus does not currently own any European patents or applications, if Dianthus obtains such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on Dianthus’ business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect Dianthus’ ability to enforce or defend the validity of any European patents obtained. Dianthus may decide to opt out from the UPC for any future European patent applications that it may file and any patents it may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Dianthus cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Dianthus decides to opt out of the UPC.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Dianthus’ patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Dianthus fails to maintain the patents and patent applications covering its product candidates, Dianthus’ competitive position would be adversely affected.

Dianthus may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect Dianthus’ ability to develop and market its products.

Dianthus cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can

Dianthus be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of its product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Dianthus’ interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Dianthus may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Dianthus’ determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect. Dianthus’ failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market Dianthus’ products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Dianthus cannot be certain that others have not filed patent applications for technology covered by Dianthus’ pending applications or any future issued patents, or that Dianthus was the first to invent the technology. Dianthus’ competitors may have filed, and may in the future file, patent applications covering its products or technology similar to Dianthus’. Any such patent application may have priority over Dianthus’ patent applications or patents, which could require Dianthus to obtain rights to issued patents covering such technologies.

Dianthus may become subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Dianthus may be subject to claims that former employees, collaborators or other third parties have an interest in Dianthus’ patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Dianthus’ product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Dianthus may enter into agreements to clarify the scope of its rights in such intellectual property. If Dianthus fails in defending any such claims, in addition to paying monetary damages, Dianthus may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Dianthus’ business. Even if Dianthus is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Dianthus’ current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government or academic institutions, such that its licensors are not the sole and exclusive owners of the patents Dianthus in-licensed. If other third parties have ownership rights or other rights to Dianthus’ in-licensed patents, they may be able to license such patents to Dianthus’ competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Dianthus’ competitive position, business, financial conditions, operations, and prospects.

Patent terms may be inadequate to protect Dianthus’ competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Dianthus’ product candidates are obtained, once the patent life has expired, Dianthus may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Dianthus’ owned and future licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Dianthus’.

Dianthus’ technology licensed from various third parties may be subject to retained rights.

Dianthus’ future licensors may retain certain rights under the relevant agreements with Dianthus, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Dianthus’ licensors limit their use of the technology to these uses, and Dianthus could incur substantial expenses to enforce its rights to the licensed technology in the event of misuse.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Dianthus may in the future collaborate with academic institutions to accelerate Dianthus’ preclinical research or development. While it is Dianthus’ policy to avoid engaging university partners in projects in which there is a risk that federal funds may be commingled, Dianthus cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, Dianthus co-owns or licenses in-technology which is critical to its business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, Dianthus’ ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Dianthus is not able to obtain, or if there are delays in obtaining, required regulatory approvals for its product candidates, Dianthus will not be able to commercialize, or will be delayed in commercializing, such product candidates, and its ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Dianthus cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, Dianthus cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of its product candidates, including its most advanced product candidate, DNTH103, Dianthus must demonstrate through lengthy, complex and expensive preclinical and clinical trials that such product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, a product candidate may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that its data are insufficient for approval and require additional preclinical, clinical or other data. A product candidate could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of its clinical trials; Dianthus may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in its clinical trials or by individuals using drugs similar to a product candidate; Dianthus may be unable to demonstrate that a candidate’s clinical and other benefits outweigh its safety risks; the FDA or comparable foreign regulatory authorities may disagree with its interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of a product candidate may not be acceptable or sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere, and Dianthus may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of a product candidate; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Dianthus contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Dianthus’ clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Dianthus failing to obtain regulatory approval to market DNTH103 or other product candidates, which would significantly harm its business, results of operations and prospects.

If Dianthus were to obtain approval, regulatory authorities may approve any such product candidate for fewer or more limited indications than Dianthus request, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If Dianthus is not able to obtain, or if there are delays in obtaining, required regulatory approvals for a product candidate, Dianthus will not be able to commercialize, or will be delayed in commercializing, such product candidate and its ability to generate revenue may be materially impaired.

Disruptions at the FDA and other government agencies could negatively affect the review of Dianthus’ regulatory submissions, which could negatively impact its business.

The ability of the FDA to review and approve regulatory submissions can be affected by a variety of factors, including disruptions caused by government shutdowns and public health crises. Such disruptions could significantly impact the ability of the FDA or other regulatory authorities to timely review and process its regulatory submissions, which could have a material adverse effect on Dianthus’ business.

Dianthus may not be able to meet requirements for the chemistry, manufacturing and control of its product candidates.

In order to receive approval of its products by the FDA and comparable foreign regulatory authorities, Dianthus must show that Dianthus and its contract manufacturing partners are able to characterize, control and manufacture its drug products safely and in accordance with regulatory requirements. This includes synthesizing the active ingredient, developing an acceptable formulation, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that its drug products meet stability requirements. Meeting these chemistry, manufacturing and control (“CMC”) requirements is a complex task that requires specialized expertise. If Dianthus is not able to meet the CMC requirements, Dianthus may not be successful in getting its products approved.

Dianthus intends to deliver its product candidates via a drug delivery device that will have its own regulatory, development, supply and other risks.

Dianthus intends to deliver its product candidates via a drug delivery device, such as an injector or other delivery system. There may be unforeseen technical complications related to the development activities required to bring such a product to market, including primary container compatibility and/or dose volume requirements. Dianthus’ product candidates may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug product and device is sought under a single application, the increased complexity of the review process may delay approval. In addition, some drug delivery devices are provided by single-source unaffiliated third-party companies. Dianthus may be dependent on the sustained cooperation and effort of those third-party companies both to supply the devices and, in some cases, to conduct the studies required for approval or other regulatory clearance of the devices. Even if approval is obtained, Dianthus may also be dependent on those third-party companies continuing to maintain such approvals or clearances once they have been received. Failure of third-party companies to supply the devices, to successfully complete studies on the devices in a timely manner, or to obtain or maintain required approvals or clearances of the devices could result in increased development costs, delays in or failure to obtain regulatory approval and delays in product candidates reaching the market or in gaining approval or clearance for expanded labels for new indications.

Dianthus currently and may in the future conduct clinical trials for its product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

Dianthus’ Phase 1 clinical trial for DNTH103 is currently being conducted in New Zealand, and Dianthus may in the future choose to conduct more of its clinical trials outside the United States. Dianthus currently intends to conduct its Phase 2 clinical trial for DNTH103 in the United States and outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that Dianthus conducts outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt its development of the applicable product candidates. Even if the FDA accepted such data, it could require Dianthus to modify its planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated.

Other risks inherent in conducting international clinical trials include: foreign regulatory requirements, differences in healthcare services, and differences in cultural customs that could restrict or limit its ability to conduct its clinical trials; administrative burdens of conducting clinical trials under multiple sets of foreign regulations; foreign exchange fluctuations; diminished protection of intellectual property in some countries; and political and economic risks relevant to foreign countries.

Dianthus’ product candidates for which it intends to seek approval as biologics may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the

FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

Dianthus’ investigational biological products, if approved, could be considered reference products entitled to the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider a product candidate to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if Dianthus receives regulatory approval of DNTH103 or other product candidates, Dianthus will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Dianthus may be subject to penalties if Dianthus fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

Any regulatory approvals that Dianthus may receive for DNTH103 or other product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of such product candidates, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy in order to approve a product candidate, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or comparable foreign regulatory authorities approve a product candidate, the products and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with current cGMPs and GCPs for any clinical trials that Dianthus conduct following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs.

If Dianthus or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Dianthus, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, restrictions on its ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. The occurrence of any event or penalty described above may inhibit Dianthus’ ability to commercialize DNTH103 or other product candidates and generate revenue and could require Dianthus to expend significant time and resources in response and could generate negative publicity.

Dianthus may face difficulties from healthcare legislative reform measures.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of DNTH103 or other product candidates. Dianthus cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Dianthus is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Dianthus is not able to maintain regulatory compliance, Dianthus may lose any marketing approval that Dianthus may have obtained and Dianthus may not achieve or sustain profitability. See the section titled “Business—Government Regulation—Healthcare Reform” for a more detailed description of healthcare reforms measures that may prevent Dianthus from being able to generate revenue, attain profitability, or commercialize product candidates.

Dianthus’ business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose Dianthus to penalties.

Dianthus’ business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose Dianthus to broadly-applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Dianthus conducts its operations, including how Dianthus researches, markets, sells and distributes its product candidates, if approved. See the section titled “Dianthus’ Business—Government Regulation—Other Healthcare Laws and Compliance Requirements” for a more detailed description of the laws that may affect its ability to operate.

Ensuring that its internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Dianthus’ operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to it, Dianthus may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Dianthus is successful in defending against any such actions that may be brought against Dianthus, its business may be impaired.

Even if Dianthus is able to commercialize DNTH103 or other product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, Dianthus may not be able to offer such products at competitive prices which would seriously harm its business.

Dianthus intends to seek approval to market DNTH103 and other product candidates in both the United States and in selected foreign jurisdictions. If Dianthus obtains approval in one or more foreign jurisdictions for such product candidates, Dianthus will be subject to rules and regulations in those jurisdictions. Its ability to successfully commercialize any product candidates that Dianthus may develop will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor’s product, including a branded or generic/biosimilar product, over its products in an attempt to reduce their costs, which may reduce its commercial opportunity. Additionally, if any of its product candidates are approved and Dianthus is found to have improperly promoted off-label uses of those programs, Dianthus may become subject to significant liability, which would materially adversely affect its business and financial condition. See the sections titled “Dianthus’ Business—Government Regulation—Coverage and Reimbursement” and “Dianthus’ Business—Government Regulation—Regulation in the European Union” for a more detailed description of the government regulations and third-party payor practices that may affect Dianthus’ ability to commercialize its product candidates.

Dianthus is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Dianthus can face criminal liability and other serious consequences for violations, which can harm its business.

Dianthus is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Dianthus conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. Dianthus may engage third parties to sell products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Dianthus has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Dianthus can be held liable for the corrupt or other illegal activities of its employees, agents, contractors, and other collaborators, even if Dianthus does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect Dianthus’ revenue, if any.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, Dianthus or current or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of a product to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business, financial condition, results of operations or prospects could be materially and adversely affected. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the UK determines which EU laws to replicate or replace. If the UK were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, Dianthus could face significant new costs.

If Dianthus decides to pursue a Fast Track Designation or Orphan Drug Designation by the FDA, it may not lead to a faster development or regulatory review or approval process.

Dianthus may seek Fast Track Designation or Orphan Drug Designation for one or more product candidates. The FDA has broad discretion whether or not to grant such designations, so even if Dianthus believes a particular product candidate is eligible for such designations, it cannot guarantee you that the FDA would decide to grant it. Even if Dianthus does receive Fast Track Designation or Orphan Drug Designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation or Orphan Drug Designation if it believes that the designation is no longer supported by data from a clinical development program. See the section titled “Business—Government Regulation—Expedited Development and Review Programs” for a more detailed description of the process for seeking Fast Track Designation or Orphan Drug Designation.

General Risk Factors

Dianthus’ estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Dianthus compete achieve the forecasted growth, its business may not grow at similar rates, or at all.

Dianthus’ market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Dianthus competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. Dianthus’ growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Dianthus’ revenue will be dependent, in part, upon the size of the markets in the territories for which Dianthus gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether Dianthus owns the commercial rights for that territory. If the number of its addressable patients is not as significant as Dianthus estimates, the indication approved by regulatory authorities is narrower than Dianthus expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Dianthus may not generate significant revenue from sales of such products, even if approved.

Dianthus may become exposed to costly and damaging liability claims, either when testing a product candidate in the clinical or at the commercial stage, and its product liability insurance may not cover all damages from such claims.

Dianthus is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. While Dianthus currently has no products that have been approved for commercial sale, the current and future use of a product candidate in clinical trials, and the sale of any approved products in the future, may expose Dianthus to liability claims. These claims may be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such product. Any claims against Dianthus, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for its products or any prospects for commercialization of its products. Although Dianthus believes it currently maintains adequate product liability insurance for DNTH103 and other product candidates, it is possible that its liabilities could exceed its insurance coverage or that in the future Dianthus may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Dianthus for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

Litigation costs and the outcome of litigation could have a material adverse effect on Dianthus’ business.

From time to time Dianthus may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of patient and employee personal information, contractual relations with collaborators and intellectual property rights. Litigation to defend itself against claims by third parties, or to enforce any rights that Dianthus may have against third parties, may continue to be necessary, which could result in substantial costs and diversion of its resources, causing a material adverse effect on its business, financial condition, results of operations or cash flows.

Dianthus’ business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises such as the COVID-19 pandemic, political crises, geopolitical events, such as conflict between Russia and Ukraine, or other macroeconomic conditions, which could have a material and adverse effect on its results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect its business or the third parties on whom Dianthus relies. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Dianthus by increasing its costs, including labor and employee benefit costs.

Dianthus may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on its results of operations and financial condition.

Risks Related to the Combined Company

If any of the events described in “Risks Related to Magenta” or “Risks Related to Dianthus” occur, those events could cause potential benefits of the merger not to be realized.

Following completion of the merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Magenta” and “Risks Related to Dianthus.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

The combined company may incur losses for the foreseeable future and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Following the merger, the combined company may be unable to integrate successfully the businesses of Magenta and Dianthus and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Magenta and Dianthus in a manner that permits the combined company to achieve the anticipated benefits from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger.

In addition, Magenta and Dianthus have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of DNTH103, Dianthus’ other product candidates and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute its stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the merger, Magenta intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of Magenta or had the right to receive Magenta’s common stock of the right to receive one non-transferable CVR for each then outstanding share of Magenta common stock, each representing the non-transferable contractual right to receive certain contingent payments from Magenta upon the occurrence of certain events within agreed time periods. See the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 201 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, if the combined company is unable to sell the assets subject to the CVR Agreement prior to December 31, 2023, the combined company will be responsible for any wind-down costs associated with the termination of such assets within the parameters contained in the CVR Agreement. Further, pursuant to the terms of the CVR Agreement, the holders of Magenta common stock prior to the closing, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreement. Absent such CVR Agreement, the combined company may have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Dianthus did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of Dianthus prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the merger, Magenta, under the new name “Dianthus Therapeutics, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Magenta agreed to use its commercially reasonable efforts to cause the shares of Magenta common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger. Based on information currently available to Magenta, Magenta anticipates that its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the closing of the merger unless it effects a reverse stock split. The board of directors of Magenta intends to effect a reverse stock split of the shares of Magenta common stock at a ratio of between 1:              to 1:             . In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results and cash flows.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company, the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The combined company will no longer qualify as an emerging growth company after December 31, 2023. After the combined company no longer qualifies as an emerging growth company, Magenta and Dianthus expects the combined company to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company or a smaller reporting company or otherwise no longer qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the combined company continues to be listed on Nasdaq, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Dianthus has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner. For additional information related to the risks and uncertainties of the combined company’s compliance with the Sarbanes-Oxley Act, see “Risk Factors—As a private company, Dianthus has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Dianthus has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of its financial statements and have other adverse consequences.”

In addition to the material weaknesses described above in the context of Dianthus being a private company, the combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial information for Magenta and Dianthus included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for Magenta and Dianthus included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 365.

The combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the merger is completed, Magenta’s bylaws and Magenta’s charter, as amended by the amendments thereto attached to this proxy statement/prospectus as Annex G and H, assuming Proposal Nos. 2 and 3 are approved by Magenta stockholders at the Magenta special meeting, will become the combined company’s bylaws and certificate of incorporation. Provisions that will be included in the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of its directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•

authorize its board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by its board of directors; and

•	require the approval of the holders of at least 66.67% of the votes that all its stockholders would be entitled to cast to amend or repeal certain provisions of its charter or bylaws.

Moreover, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Magenta and Dianthus believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The bylaws of the combined company will provide that, unless the combined company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.

The bylaws of the combined company will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of its current or former directors, officers, or other employees to the combined company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its charter or its bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. The bylaws of the combined company will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” In addition, the bylaws of the combined company will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the combined company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in the bylaws of the combined company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the combined company or its directors, officers or employees, which may discourage such lawsuits against the combined company and its directors, officers and employees even though an action, if successful, might benefit its stockholders.

Magenta and Dianthus do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for shares of Dianthus capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Magenta and Dianthus sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of             , after giving effect to the estimated exchange ratio, which has been adjusted to reflect the anticipated Magenta reverse stock split, the shares of Dianthus common stock and the pre-funded warrants to be issued in the Dianthus pre-closing financing and shares expected to be issued upon completion of the merger, the combined company is expected to have outstanding a total of approximately              shares of common stock immediately following the completion of the merger. Of the shares of common stock, approximately              shares will be available for sale in the public market beginning 180 days after the closing of the merger as a result of the expiration of lock-up agreements between Magenta and Dianthus on the one hand and certain securityholders of Magenta and Dianthus on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, shares of Magenta common stock issued in exchange for shares of Dianthus common stock issued in the Dianthus pre-closing financing and shares of Magenta common stock issued upon the exercise of the pre-funded warrants issued in exchange for the Dianthus pre-funded warrants issued in the Dianthus pre-closing financing, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options or warrants of Dianthus (excluding the pre-funded warrants issued in the Dianthus pre-closing financing) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the merger, and giving effect to the issuance of the shares of Dianthus common stock and the pre-funded warrants prior to the closing of the merger pursuant to the Dianthus pre-closing financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately      % of the combined company’s outstanding shares of common stock, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being not less than $59.5 million or greater than $60.5 million. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Dianthus pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Dianthus pre-closing financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

The combined company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or its stockholders. The combined company will assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the combined company has operations to determine the potential effect on its business and any assumptions the combined company will make about its future taxable income. It cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted. For example, the United States recently enacted the Inflation Reduction Act of 2022 (“IRA”), which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Act eliminates the currently available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years. The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures, however, there is no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect its effective tax rate, results of operation and general business condition.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the merger.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Magenta, Dianthus, the merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements include, but are not limited to, express or implied statements regarding Magenta’s or Dianthus’ expectations, hopes, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “possible,” “potential,” “continue,” “contemplate” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Magenta, Dianthus or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Magenta’s or Dianthus’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Magenta and Dianthus believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•	the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the merger that could cause the parties to abandon the merger;

•	Magenta’s and Dianthus’ ability to meet expectations regarding the timing and completion of the merger;

•	the risk that the Dianthus pre-closing financing is not completed in a timely manner or at all;

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uncertainties as to the timing and costs of the consummation of the transaction and the ability of each of Magenta and Dianthus to consummate the transaction, including the Dianthus pre-closing financing;

•	risks related to Magenta’s continued listing on the Nasdaq Global Stock Market until closing of the proposed transaction;

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expectations regarding the strategies, prospects, plans, expectations and objectives of management of Magenta or Dianthus for future operations of the combined company following the closing of the merger;

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the ability of the combined company to recognize the benefits that may be derived from the merger, including the commercial or market opportunity of, the product candidates of Magenta, Dianthus and the combined company;

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risks related to Magenta’s and Dianthus’ ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, Magenta is restrained from soliciting other acquisition proposals during the pendency of the merger, except in certain circumstances;

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the effect of the announcement or pendency of the merger on Magenta’s or Dianthus’ business relationships, operating results and business generally, including disruption of Magenta’s and Dianthus’ management’s attention from ongoing business operations due to the merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require Magenta to pay a termination fee;

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the outcome of any legal proceedings that may be instituted against Magenta, Dianthus or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	the ability of Magenta or Dianthus to protect their respective intellectual property rights;

•	competitive responses to the merger;

•	legislative, regulatory, political and economic developments beyond the parties’ control;

•	the initiation, timing and success of clinical trials for Magenta’s and Dianthus’ product candidates;

•	success in retaining, or changes required in, Magenta’s and Dianthus’ officers, key employees or directors;

•	Magenta’s public securities’ potential liquidity and trading;

•	regulatory actions with respect to Magenta’s and Dianthus’ product candidates or their respective competitors’ products and product candidates;

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Magenta’s and Dianthus’ ability to manufacture its product candidates in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved;

•	Magenta’s and Dianthus’ reliance on third-party contract development and manufacturer organizations to manufacture and supply product candidates;

•	Magenta’s and Dianthus’ ability to successfully commercialize product candidates, if approved, and the rate and degree of market acceptance of such product candidates; and

•	developments and projections relating to Magenta’s and Dianthus’ competitors or industry.

Should one or more of these risks or uncertainties materialize, or should any of Magenta’s or Dianthus’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Magenta considers immaterial or which are unknown. You are urged to carefully review the disclosures Magenta and Dianthus make concerning these risks and other factors that may affect Magenta’s and Dianthus’ business and operating results under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Magenta and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Magenta, Dianthus or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Magenta and Dianthus following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. Magenta and Dianthus do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF MAGENTA STOCKHOLDERS

Date, Time and Place

The Magenta special meeting will be held on                 , 2023, commencing at              Eastern Time, unless postponed or adjourned to a later date. The Magenta special meeting will be held entirely online. Magenta is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Magenta’s board of directors for use at the Magenta special meeting and any adjournments or postponements of the Magenta special meeting. This proxy statement/prospectus is first being furnished to Magenta stockholders on or about             , 2023.

Purposes of the Magenta Special Meeting

The purposes of the Magenta special meeting are:

1.

To approve (i) the issuance of shares of common stock of Magenta, which will represent more than 20% of the shares of Magenta common stock outstanding immediately prior to the merger, to stockholders of Dianthus, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Magenta resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

To approve an amendment to the amended and restated certificate of incorporation of Magenta (“Magenta’s charter”) to effect a reverse stock split of Magenta’s issued and outstanding common stock at a ratio in the range between 1:                  to 1:                 , inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta stockholders, determined solely by the Magenta board of directors, in the form attached as Annex G to the accompanying proxy statement/prospectus;

3.	To approve an amendment to Magenta’s charter to provide for the exculpation of officers, in the form attached as Annex H to the accompanying proxy statement/prospectus;

4.

To elect three Class II director nominees named in the accompanying proxy statement/prospectus to Magenta’s board of directors, to serve until Magenta’s 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal;

5.	To ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

6.

To approve an adjournment of the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

7.	To transact such other business as may properly come before the stockholders at the Magenta special meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. The issuance of Magenta common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by Magenta stockholders and the merger is consummated. The amendment to the Magenta charter to effect a reverse stock split of Magenta’s issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite Magenta stockholders.

Recommendation of Magenta’s Board of Directors

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Magenta’s board of directors has determined and believes that the issuance of shares of Magenta’s common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Magenta and its stockholders and has approved such proposal. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Nasdaq Stock Issuance Proposal as described in this proxy statement/prospectus.

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Magenta’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Magenta and its stockholders to approve the amendment to Magenta’s charter to effect the reverse stock split, as described in this proxy statement/prospectus. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus.

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Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to approve the amendment to Magenta’s charter to provide for the exculpation of officers, as described in this proxy statement/prospectus. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Officer Exculpation Proposal as described in this proxy statement/prospectus.

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Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to elect each of , and , to serve on Magenta’s board of directors in the class of directors with terms expiring at Magenta’s 2026 annual meeting of stockholders. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” each of the director nominees named in the Director Election Proposal as described in this proxy statement/prospectus.

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Magenta’s board of directors has determined and believes that it is advisable to, and in the best interests of, Magenta and its stockholders to ratify the selection of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Auditor Ratification Proposal as described in this proxy statement/prospectus.

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Magenta’s board of directors has determined and believes that adjourning the Magenta special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, Magenta and its stockholders and has approved and adopted the proposal. Magenta’s board of directors unanimously recommends that Magenta stockholders vote “FOR” the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus.

Record Date and Voting Power

Only holders of record of Magenta common stock at the close of business on the record date of                 , 2023, are entitled to notice of, and to vote at, the Magenta special meeting. At the close of business on the record date, there were              registered holders of record of Magenta common stock and there were shares of Magenta common stock issued and outstanding. Each share of Magenta common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of Magenta’s board of directors for use at the Magenta special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Magenta common stock, Computershare Trust Company, N.A., then you are a stockholder of record.

Whether or not you plan to attend the Magenta special meeting online, Magenta urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Magenta special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Magenta special meeting, Magenta encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Magenta special meeting, you may still attend the Magenta special meeting and vote. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Magenta special meeting, attend the Magenta special meeting online and follow the instructions posted at www.proxydocs.com/MGTA.

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To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Magenta special meeting, Magenta will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the proxy card.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Magenta. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Magenta special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Magenta provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. Broker non-votes, if any, will be treated as shares that are present at the Magenta special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal Nos. 1 (Nasdaq Stock Issuance Proposal), 4 (Director Election Proposal), 5 (Auditor Ratification Proposal) and 6 (Adjournment Proposal). Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal Nos. 2 (Reverse Stock Split Proposal) and 3 (Officer Exculpation Proposal). If a Magenta stockholder does not return voting instructions to their broker on how to vote their shares of Magenta common stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. To make sure that your vote is counted, you should instruct your broker to vote your shares of Magenta common stock, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the Magenta special meeting and at any adjournments or postponements of the Magenta special meeting in accordance with the instructions contained in the proxy. If a holder of Magenta common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Magenta’s board of directors.

If you are a stockholder of record of Magenta and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Magenta special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

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You may attend the Magenta special meeting online and vote during the meeting by following the instructions at www.proxydocs.com/MGTA. Simply attending the Magenta special meeting will not, by itself, revoke your proxy and/or change your vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the Magenta special meeting of the holders of a majority of the shares of Magenta common stock outstanding and entitled to vote at the Magenta special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes, if any, will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast by the holders of Magenta common stock, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5 and 6. The affirmative vote of a majority of the outstanding shares of Magenta common stock entitled to vote at the Magenta special meeting is required for approval of Proposal Nos. 2 and 3. With respect to Proposal No. 4, directors are elected by a plurality of the votes properly cast at the Magenta special meeting, and the three nominees for director receiving the highest number of affirmative votes properly cast will be elected. Each of Proposal No. 1 and Proposal No. 2 is a condition to completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. The issuance of Magenta common stock in connection with the merger and the change of control of Magenta resulting from the merger, or Proposal No. 1, will not take place unless Proposal Nos. 1 and 2 are approved by Magenta stockholders and the reverse stock split is effected and the merger is consummated. The amendment to Magenta’s charter to effect a reverse stock split of Magenta’s issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite Magenta stockholders. Magenta may still elect to proceed with the reverse stock split if Proposal No. 2 is approved by Magenta stockholders even if Proposal No. 1 is not approved, or even if approved, the merger is not consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Broker non-votes, if any, will be treated as shares that are present at the Magenta special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal Nos. 1 (Nasdaq Stock Issuance Proposal), 4 (Director Election Proposal), 5 (Auditor Ratification Proposal) and 6 (Adjournment Proposal). Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal Nos. 2 (Reverse Stock Split Proposal) and 3 (Officer Exculpation Proposal).

As of May 2, 2023, the directors and executive officers of Magenta owned or controlled 9.1% of the outstanding shares of Magenta common stock entitled to vote at the Magenta special meeting. As of May 2, 2023, the Magenta stockholders that are party to a support agreement, including the directors and certain executive officers of Magenta, owned an aggregate number of shares of Magenta common stock representing approximately 6.9% of the outstanding shares of Magenta common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of Magenta, has agreed to vote all shares of Magenta common stock owned by him or her as of the record date in favor of the adoption of the

Merger Agreement and the approval of the merger and related transactions contemplated by the Merger Agreement and against any competing “Acquisition Proposal” (as defined below).

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Magenta may solicit proxies from Magenta stockholders by personal interview, telephone, email, fax or otherwise. Magenta and Dianthus will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Magenta common stock for the forwarding of solicitation materials to the beneficial owners of Magenta common stock. Magenta will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Magenta has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in soliciting proxies using the means referred to above. Magenta will pay the fees of Innisfree, which Magenta expects to be up to $50,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Magenta’s board of directors does not know of any business to be presented at the Magenta special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Magenta special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 177 of this proxy statement/prospectus describe the material aspects of the merger and the Merger Agreement. While Magenta and Dianthus believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus.

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed merger and does not purport to catalogue every conversation among representatives of Magenta, Dianthus and other parties. In addition to formal Magenta board of directors and Transaction Committee meetings, Magenta management had informal discussions with the Magenta board of directors and Transaction Committee members throughout the process. Further, the Magenta board of directors routinely held executive sessions among the independent directors without members of Magenta’s management in attendance. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Magenta’s and Dianthus’ management and members of Magenta’s and Dianthus’ board of directors, along with Magenta’s financial advisor and their respective legal counsel.

In an effort to enhance stockholder value, the Magenta board of directors and Magenta management regularly review and discuss Magenta’s business, performance, financial condition, near and long-term operations and strategic priorities. These reviews and discussions have included, among other things, the risks associated with Magenta’s product candidates, current and anticipated business and industry trends, the competitive landscape, regulatory conditions, the financial markets and macroeconomic environment (including the financing challenges associated with the broad weakness in biopharmaceutical market), opportunities for strategic relationships, collaborations and other potential long-term strategic options to strengthen Magenta’s balance sheet, obtaining financing to support the clinical development of Magenta’s product candidates and product discovery and development efforts.

In early 2022, the FDA required Magenta to conduct its first-in-human clinical trial for MGTA-117 in relapsed/refractory acute myeloid leukemia (“AML”) or myelodysplastic syndrome with excessive blasts (“MDS”) patients. This directive from the FDA was intended to evaluate the safety profile of MGTA-117 in a patient population that has few remaining clinical options available due to their resistance to prior therapies, their current active disease characterized by high numbers of cancer blast cells in the bone marrow and bloodstream and often with multiple accompanying co-morbidities. The FDA’s mandate was contrary to Magenta’s proposal to evaluate both safety and efficacy in the product candidate’s target patient population of transplant-eligible patients who are generally considered to have stable disease with lower cancer blast cell numbers and who have been responsive to prior therapy.

Based on the FDA’s feedback, Magenta’s management reassessed its projected timelines and anticipated costs necessary to generate clinical data from the relapsed/refractory AML or MDS portion of the trial, the time it would take to engage with the FDA to move into the transplant-eligible patient population, and the amount of time it would take before Magenta could generate sufficient clinical data to raise additional capital. In light of that review, as well as the challenges in the capital equity markets at that time, Magenta’s board of directors and management undertook an effort to review Magenta’s development activities and pipeline programs in an effort to reduce its capital expenditures and extend its projected cash runway.

On March 3, 2022, the Magenta board of directors held a meeting by videoconference, at which representatives of Goodwin Procter LLP (“Goodwin”), Magenta’s outside legal counsel, and members of management were in attendance. The participants considered Magenta’s strategy, financing alternatives and possible efforts to extend Magenta’s cash runway. The Magenta board of directors determined that, in connection with these efforts, Magenta management should commence a process to evaluate business development, strategic or other transactions regarding Magenta and its product candidates, related assets and intellectual property (including partnerships, licensing transactions and asset sales) and authorized Magenta management to identify and engage in discussions with various third parties. The participants considered, among other things, the formation of a special committee of independent and disinterested directors for the purpose of evaluating potential business development, strategic or other transactions. A discussion ensued pursuant to which the Magenta board of directors, in consultation with Goodwin, determined that Jeff Albers, Thomas Daniel and Alison F. Lawton were each disinterested with respect to a potential transaction and free of any relationship that, in the opinion of the Magenta board of directors, would interfere with their exercise of independent judgment as a member of such special committee. Following this discussion, the Magenta board of directors (i) established a special committee of the Magenta board of directors (the “Special Committee”) to, among other things, consider and evaluate potential business development, strategic or other transactions; (ii) determined that each of Mr. Albers, Mr. Daniel and Ms. Lawton do not have any relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibility in considering and evaluating potential transactions; and (iii) designated Mr. Albers, Mr. Daniel and Ms. Lawton as members of the Special Committee, as independent and disinterested directors, based on their experience and expertise in strategic matters.

As Magenta was considering ways it might extend its cash runway, in March 2022 and continuing over the remainder of 2022, Magenta management, at the direction and oversight of the Special Committee, engaged in discussions with companies regarding potential business development transaction with respect to Magenta and one or more of its MGTA-117, MGTA-45 (formerly referred to as CD45) and MGTA-145 assets and related intellectual property. Magenta had early-stage conversations with four companies during this period and advanced to substantial discussions under customary confidentiality agreements with two of such companies (which did not contain standstill provisions). The Special Committee and Magenta management identified criteria that Magenta considered important in reviewing potential transactions, including overlap in business strategy and potential for a combination of product portfolios between the companies, timing of clinical and regulatory data inflection points, operational efficiencies, cash position, investor overlap and additional financing needs to further its pipeline, among other factors. After discussions with the Special Committee, in June 2022, Magenta terminated discussions with three of the four companies, as they did not meet a sufficient number of Magenta’s pre-identified criteria for a partner or merger candidate at such time. In addition, following preliminary discussions, the fourth company informed Magenta management that it was focused on internal priorities and was not interested in a strategic transaction with Magenta at such time.

In April 2022, the Magenta board of directors approved a restructuring plan, which included a reprioritization of its programs and development plans to more narrowly focus its capital allocation on the MGTA-117, MGTA-45, and MGTA-145 programs. In connection with the restructuring plan, Magenta reduced its workforce by 14%. As a result of such activities, Magenta projected a six-month extension of its cash runway, into the second quarter of 2024.

In April 2022, following the implementation of Magenta’s restructuring plan (which included the deprioritization of developing MGTA-145 for multiple myeloma), Magenta contacted two more companies regarding a potential partnership to share in the costs to develop MGTA-145 in multiple myeloma. In May 2022, another company reached out to Magenta to discuss the potential use of MGTA-145 in certain new applications of gene therapy. Magenta entered into customary confidentiality agreements (which did not contain standstill provisions) with these companies, but discussions did not advance for MGTA-145 in multiple myeloma as those companies did not have sufficient interest in funding the clinical development of MGTA-145. Discussions continued with the third company in gene therapy, but progress was slow due to the limited potential economics for MGTA-145.

In addition, through June 2022, Magenta met with 11 companies it knew to be developing ex vivo hematopoietic stem cell (“HSC”) gene therapies to explore the potential for partnerships with MGTA-117.

Meetings and discussions with eight of the 11 companies were conducted under customary confidentiality agreements (which did not contain standstill provisions). Each of these companies indicated that they were not interested in pursuing a partnership on terms favorable to Magenta due to the early-stage nature of MGTA-117, and certain of these companies expressed a desire to see clinical data demonstrating safety and efficacy prior to considering a partnership. Moreover, many of these companies indicated that they needed to establish their own product candidates’ safety and efficacy profile with current standard of care conditioning in the clinic before introducing a novel agent such as MGTA-117. During the latter half of 2022, Magenta again approached nine of these companies to share emerging clinical data from its MGTA-117 Phase 1/2 clinical trial.

In November 2022, Magenta entered into a customary confidentiality agreement (which did not contain a standstill provision) with an existing investor for the purpose of disclosing the emerging MGTA-117 clinical data to such investor prior to the data’s planned public disclosure at the American Society of Hematology (“ASH”) conference in December 2022. Magenta considered the outcome of this investor engagement to be a proxy for the interest level in the investor community for a possible financing opportunity based on the clinical trial data. After reviewing the data, the investor stated that it would need to review additional clinical data and anticipated re-engaging with Magenta when more clinical data was available.

During the latter half of 2022, Magenta also had preliminary conversations with 11 companies to gauge interest in the MGTA-45 program. However, all of these companies indicated that they were not interested in pursuing a partnership at such time on terms favorable to Magenta due to the early-stage nature of MGTA-45 and a lack of interest in conditioning agents for transplant, as that program was still several years away from a complete clinical data set in a first-in-human clinical trial. Based in part on this feedback, Magenta determined that a transaction for MGTA-45 before it had clinical data was unlikely to generate sufficient value to Magenta.

In December 2022, Magenta presented its emerging clinical trial data for MGTA-117 at the ASH conference. Later that month, Magenta announced that it stopped dosing in Cohort 4 of the MGTA-117 Phase 1/2 clinical trial due to the observance of dose limiting toxicities (“DLTs”) involving pulmonary distress in two of the three participants dosed in Cohort 4. As a result of these observations, and due to the unexpected nature of the pulmonary involvement, two Suspected Unexpected Serious Adverse Reactions (“SUSARs”) were reported to the FDA. In accordance with the clinical trial protocol and, following the recommendation of the trial’s Safety Cohort Review Committee, Magenta resumed dosing at a lower dose level in Cohort 3.

Following the second SUSAR in December 2022, in connection with Magenta’s ongoing efforts to consider alternatives regarding the possible future development of its programs, Magenta contacted over 35 companies and four venture firms to assess third party interest in its programs. During this time, Magenta had meetings with over 20 of such parties. Following such discussions, conversations advanced with three parties under customary confidentiality agreements (without a standstill provision).

On January 25, 2023, Magenta announced that one of the additional participants dosed in Cohort 3 in the clinical trial experienced a Grade 5 serious adverse event (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117, which was reported to the FDA as the third SUSAR of the MGTA-117 clinical trial. After consultation with the trial’s Safety Cohort Review Committee, and with the highest regard for patient safety, Magenta voluntarily paused all dosing in the clinical trial. The FDA subsequently placed the trial on partial clinical hold in February 2023 which would have required Magenta to reestablish safety beginning at the Cohort 2 dose level.

On January 26, 2023, the Magenta board of directors held a meeting by videoconference, at which members of management and representatives of Goodwin were present, to review the future of the MGTA-117 program following the third SUSAR in the MGTA-117 Phase 1/2 clinical trial, as well as Magenta’s broader portfolio of programs to determine if one or more of the programs could have meaningful value as stand-alone programs or together as a whole. At the start of the meeting, representatives of Goodwin provided an overview of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, acquisitions, dissolution and insolvency), the management of any actual or potential conflicts, and the transaction process. During this meeting, management reviewed its business development efforts to license, sell or otherwise partner the MGTA-117, MGTA-145 and MGTA-45 assets. The Magenta board of directors then reviewed each of its programs in various scenarios, including scenarios where Magenta would wind down the development of its other programs and allocate all of its capital in continuing to pursue only MGTA-117 or MGTA-45 alone, as well as the status and value in its MGTA-145 program, and the Magenta board analyzed the ability and likelihood of Magenta to capture value in each scenario. The Magenta board of directors first discussed MGTA-117, including the safety events in the MGTA-117 Phase 1/2 trial, the lack of third-party interest to date, investor interest and value perception for possible revised clinical studies for MGTA-117, feedback from regulatory agencies to date, the possible development pathway and probability of success in relation to the requisite time and costs required and concluded that the probability of success of MGTA-117 was low. The Magenta board of directors next discussed MGTA-45, including the preclinical status of the program, the lack of third-party interest to date, potential alternative regulatory paths in Europe, development timelines and costs required. The Magenta board of directors concluded that any value inflection point for the development of MGTA-45 would likely coincide with the exhaustion of Magenta’s capital resources. Next, the Magenta board of directors reviewed MGTA-145 in light of the lack of third-party interest to-date, the lack of progress in enrollment in the MGTA-145 Phase 2 clinical trial in sickle cell disease, the need to better optimize the product candidate’s dosing regimen, investor perception and overall potential return of value on the program. The Magenta board of directors then determined that MGTA-145 would not have sufficient value to be the only asset of Magenta and may draw resources away from either MGTA-117 or MGTA-45, which were Magenta’s primary programs.

The Magenta board of directors also considered various financing alternatives, as well as the potential value of Magenta discontinuing all of its programs and focusing on cost preservation activities. Magenta’s board and management weighed the potential value that Magenta could deliver to stockholders in the event of a possible reverse merger or liquidation scenario, compared to the continued development of its programs. Following such discussion, the Magenta board of directors determined that none of MGTA-117, MGTA-145 and MGTA-45 merited further development by Magenta, and, as such, that Magenta should discontinue its programs and other discovery and development activities, and focus its efforts on pursuing an acquisition, merger, business combination or other strategic transaction. The participants also determined that a significant reduction in force would be required as a result of this strategic direction. The participants then discussed various considerations for the process of identifying counterparties for a possible strategic transaction, as well as a process for selling Magenta’s remaining assets and restructuring the organization.

On February 2, 2023, Magenta announced its decision to halt further development of Magenta’s programs, including the MGTA-117 Phase 1/2 clinical trial, and to conduct a comprehensive review of strategic alternatives for the programs and Magenta. In connection with such announcement, Magenta’s management, with the Magenta board of directors’ permission, initiated a process to select a financial advisor to assist management in its review of strategic alternatives, including identifying counterparties for a possible strategic transaction.

On February 4, 2023, the Magenta board of directors approved, among other things, (i) a second restructuring plan to further reduce the company’s operations to preserve financial resources, resulting in a reduction of the company’s workforce by approximately 84%, and (ii) in connection with the board’s decision to halt further development of the company’s programs and decision to evaluate potential strategic reactions, the formation of a transaction committee of the Magenta board of directors (the “Transaction Committee”) to review strategic alternatives, for the purpose of evaluating an acquisition, merger, business combination or other transaction of Magenta and, if it chooses, recommend such transaction(s) to the Magenta board of directors. The Magenta board of directors appointed Mr. Albers, Dr. Booth, Mr. Daniel and Ms. Lawton as members of the Transaction Committee based on its determination that these directors were each disinterested with respect to a potential transaction and free of any relationship that, in the opinion of the Magenta board of directors, would interfere with their exercise of independent judgment in carrying out his or her responsibility in considering and evaluating a potential strategic transaction.

On February 6, 2023, the Magenta board of directors held a meeting by videoconference at which members of Magenta management and representatives of Wedbush Securities Inc. (“Wedbush”) and Goodwin were present. In connection with Magenta’s pursuit of strategic alternatives, Wedbush provided an overview of its financial advisory expertise, as well as potential business combination timelines, related activities, potential transaction structures and relevant precedents. The discussion covered a variety of topics, including the potential relevance of Magenta’s net cash position, the impact of its existing sublease obligations, the potential criteria to be considered in selecting a potential business combination partner, certain considerations regarding asset sales in connection with or in advance of such transactions, and the role of the Transaction Committee in such process. The representatives of Wedbush then departed the meeting. Magenta’s management then discussed the formal engagement of Wedbush, including the terms of a proposed engagement letter between Magenta and Wedbush, and noted Wedbush’s relationship and familiarity with Magenta (including as lead manager in Magenta’s initial public offering in 2018), and its qualifications, professional reputation, experience and expertise as a transaction advisor for reverse mergers in the biopharmaceutical industry. Based on these factors, the Magenta board of directors authorized the engagement of Wedbush to serve as Magenta’s financial advisor in connection with a potential strategic transaction and Magenta’s entry into an engagement letter, dated February 6, 2023, between Magenta and Wedbush.

On February 14, 2023, the Transaction Committee held a meeting by videoconference at which members of Magenta management and representatives of Wedbush were present. At the meeting, representatives of Wedbush reviewed counterparty outreach to date, potential strategic alternatives and discussed the process by which Wedbush, together with Magenta management, were identifying companies that Magenta could evaluate as potential counterparties in a reverse merger process. Representatives of Wedbush then reviewed the current market conditions, various criteria to consider and overall transaction process, as well as other items that the Transaction Committee and Magenta might consider when embarking on a strategic review process, including expectations for timelines and schedules.

On February 21, 2023, the Transaction Committee held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush were present. Representatives of Wedbush reviewed the status of Magenta’s process for identifying potential counterparties and outlined key considerations for the Magenta board of directors, management and the Transaction Committee’s review of such counterparties. Next, Magenta management provided an update on the status of Magenta management, the Magenta board of directors and the Transaction Committee’s review and ranking of such companies based on any potential indications of interest received through Wedbush. The Transaction Committee and the members of management, together with input from Wedbush, discussed and agreed upon the proposed criteria that would be used to evaluate any potential indications of interest, consisting of the following factors: the stage of development of the counterparty’s product candidates; the attractiveness of the counterparty’s technology and development pipeline; clinical data generated to date and biologic rational for disease modification; regulatory path and interactions; the quality of management, board and investor base; potential value inflection milestones in the relative near term, including within the anticipated cash runway period following the closing of a transaction; readiness to be a U.S. publicly traded company, including the availability of audited financial statements; manufacturing process and impact on cost of goods; anticipated time to commercialization; commercial opportunity, including competitive differentiation, pricing, reimbursement and potential market share; intellectual property position; insider support for capitalizing the counterparty in a concurrent financing; the counterparty’s ability to fund operations following the completion of a transaction with Magenta; and the proposed relative valuations and pro forma ownership splits of the combined company’s equity (collectively, the “Criteria”).

Over the course of February 2023 and March 2023, representatives of Wedbush and Magenta contacted, or were contacted by, 221 potential counterparties regarding their interest in a potential strategic transaction with Magenta. Counterparties were primarily privately-held companies that were identified, or identified themselves, based on their need to obtain financing and their interest in becoming a public company with access to the public capital markets. Representatives of Wedbush distributed 121 process letters requesting that such potential counterparties submit non-binding indications of interest with respect to a strategic transaction with Magenta. At the direction of the Magenta board of directors and the Transaction Committee, Magenta management and its financial and legal advisors (including Wedbush and Goodwin), conducted due diligence on multiple potential counterparties, focusing its diligence on strategic, scientific and clinical diligence, as well as competition and other business factors. These advisors included several employees of Atlas Venture, who assisted with Magenta’s due diligence. Of the 121 process letters sent by Wedbush to potential counterparties, 51 counterparties submitted non-binding indications of interest, and 24 of these counterparties executed customary confidentiality agreements with Magenta (none of which included standstill provisions).

On February 27, 2023, the Transaction Committee held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush were present. Representatives of Wedbush reviewed the status of outreach to potential counterparties and indications of interest received thus far. The participants discussed the status of their review of the indications of interest compared to the Criteria and additional information learned about the counterparties. After reviewing all of the submitted indications of interest, the participants selected 12 indications of interest to prioritize and invite to make management and due diligence presentations, including:

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The indication of interest from Dianthus, which was received on February 23, 2023, and which proposed a traditional stock-for-stock merger transaction with an ascribed value of Magenta of $60 million (assuming closing net cash of $50 million) and an ascribed value of Dianthus of $225 million (which represented a 1.2x step-up to Dianthus’ prior post-money valuation of $196 million from its financing in April 2022), with an implied ownership interest in the combined company of approximately 21% for existing Magenta equityholders, prior to any concurrent financing. Dianthus’ proposal also contemplated a concurrent financing of $75 million, with meaningful participation from existing Dianthus investors.

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The indication of interest from Party A, a privately held company, which was received on February 23, 2023, and which proposed a traditional stock-for-stock merger transaction with an ascribed value of Magenta of $65 million (assuming closing net cash of $55 million) and an ascribed value of Party A ranging from $225 million to $325 million, with an implied ownership interest in the combined company of a range of 17% to 22% for existing Magenta equityholders, prior to any concurrent financing. Party A’s proposal also contemplated a concurrent financing of $30 million, with meaningful participation from existing Party A investors.

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The indication of interest from Party B, a privately held company, which was received on February 23, 2023, and which proposed a traditional stock-for-stock merger transaction with an ascribed value of Magenta ranging from $55 million to $67 million (assuming closing net cash range of $50 million to $60 million, respectively) and an ascribed value of Party B ranging from $360 million to $410 million, respectively, with an implied ownership interest in the combined company of a range of 13% to 14% for existing Magenta equityholders, prior to any concurrent financing. Party B’s proposal also contemplated a concurrent financing in the range of $50 to $75 million, with meaningful participation from existing Party B investors.

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The indication of interest from Party C, a privately held company, which was received on February 23, 2023, and which proposed a traditional stock-for-stock merger transaction with an ascribed value of Magenta of $70 million (assuming closing net cash of $60 million) and an ascribed value of Party C of $202 million, with an implied ownership interest in the combined company of approximately 25.7% for existing Magenta equityholders, prior to any concurrent financing. Party C’s proposal also contemplated a concurrent financing of $75 million, with meaningful participation from existing Party C investors.

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The indication of interest from Party D, a privately held company, which was received on February 23, 2023, and which proposed a traditional stock-for-stock merger transaction with an ascribed value of Magenta of $75 million (assuming closing net cash of $60 million) and an ascribed value of Party D of $150 million, with an implied ownership interest in the combined company of approximately 33.3% for existing Magenta equityholders, prior to any concurrent financing. Party D’s proposal also contemplated a concurrent financing of $55 million.

During the meeting, Magenta’s management and the Transaction Committee also reviewed potential conflicts between certain members of Magenta’s board of directors and certain members of the potential counterparties to a potential strategic transaction and, beginning at this meeting, representatives of Wedbush provided the Transaction Committee and Magenta management with customary disclosures regarding any material relationships that Wedbush had with the proposed counterparties. In particular, the participants noted Dr. Booth’s role as a general partner with Atlas Venture and that Atlas Venture was an investor in certain of the other potential counterparties, including Party A. Further, it was noted that Goodwin was outside legal counsel to one of the potential counterparties, and that an affiliate of Wedbush, Wedbush Healthcare Partners, was an investor in two of the potential counterparties, including Dianthus. Magenta’s Chief Legal Officer then reviewed the fiduciary duties under Delaware law of the members of the Transaction Committee and the process by which any conflicted board members or advisors would be recused from certain discussions and decisions to approve a final strategic transaction counterparty in the event that a conflict was determined to exist.

Beginning on February 27, 2023, Magenta requested each of the 12 counterparties identified during the February 27, 2023 Transaction Committee meeting to make presentations to the Transaction Committee members and management, and to otherwise be available for due diligence sessions with Wedbush, the Transaction Committee and Magenta’s board of directors, management, and financial and legal advisors. Additionally, Dianthus and Party A subsequently entered into joinders to their respective confidentiality agreements to include customary standstill provisions.

Between March 1, 2023 and March 28, 2023, a stockholder of Magenta (the “Investor”) made several unsolicited inquiries to Stephen Mahoney, the President, Chief Financial and Operating Office of Magenta, to inquire whether Magenta would have an interest in the Investor proposing a cash tender offer for Magenta at a discount to its current cash position. No specific proposal, terms or valuation were discussed during this conversation, or any subsequent conversation between the Investor and representatives of Magenta. In addition, the Investor inquired as to the status of Magenta’s sublease liabilities due to its potentially significant impact on Magenta’s final net cash position, in response to which Mr. Mahoney provided the Investor with the publicly available information regarding the sublease.

On March 2, 2023, the Transaction Committee held a meeting by videoconference, at which members of Magenta’s management were present, to discuss the Investor’s inquiry regarding Magenta’s potential interest in a tender offer. The participants discussed the possible advantages and disadvantages to Magenta’s stockholders of a potential cash tender offer at a discount to its net cash value in light of Magenta’s efforts to identify counterparties for a potential strategic transaction that could deliver value to Magenta shareholders in excess of its cash. The meeting participants discussed the Investor’s interest and considered whether to offer the Investor the opportunity to enter into a customary confidentiality agreement with Magenta to consider strategic alternatives. In addition, the Transaction Committee briefly discussed a suggestion by Goodwin for the Magenta board of directors to consider adopting a stockholder rights agreement to help Magenta’s board of directors maintain control of the process of evaluating strategic alternatives. The Transaction Committee concluded that the proposed responses to the Investor should be presented to the full Magenta board of directors for review, along with the suggestion to adopt a stockholder rights agreement.

Between March 2, 2023 and March 6, 2023, each of the 12 counterparties (including Dianthus, Party A, Party B, Party C and Party D) met with and presented their corporate presentation to the Transaction Committee, members of Magenta management and representatives of Wedbush. During this period, representatives of Dianthus were independently engaged in exploratory discussions with potential investors regarding such investors potential interest and preference in pursuing a reverse merger transaction, private financing or another transaction to support the clinical development of Dianthus’ pipeline (including Dianthus’ current and planned preclinical and clinical trials).

On March 6, 2023, the Magenta board of directors held a meeting by videoconference, at which members of Magenta management and representatives of Goodwin were present. Management and members of the Transaction Committee reported on the Investor’s proposal to initiate a tender offer. The participants discussed the possible advantages and disadvantages to Magenta’s stockholders of a potential cash tender offer at a discount to its net cash value. Magenta’s board of directors indicated its support for continuing its current process of evaluating strategic alternatives on its current timeline, and that it would perform the appropriate analyses to determine which path forward would be in the best interests of Magenta and its stockholders. Magenta’s board of directors determined that Magenta’s management should offer to enter into a customary confidentiality agreement with a standstill provision with the Investor to discuss strategic alternatives. During this meeting, representatives of Goodwin also reviewed the process for putting in place a stockholder rights agreement to help Magenta’s board of directors maintain control of the process of evaluating strategic alternatives, in order to appropriately consider all of Magenta’s strategic alternatives. Magenta’s board of directors agreed that Goodwin should start preparing such a stockholder rights agreement, in the event that the Magenta board of directors determined that it was in the best interests of Magenta to adopt such a plan.

On March 7, 2023, the Transaction Committee held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush were present. Representatives of Wedbush reviewed the status of discussions with each of the 12 potential counterparties that Magenta’s management and the Transaction Committee had identified as a priority based on the Criteria, including Dianthus, Party A, Party B, Party C and Party D. The participants focused on potential counterparties’ strengths and weaknesses with respect to fundraising ability, valuations, product candidate viability, potential data readouts, competition and other Criteria. In the course of the discussion, the meeting participants eliminated many of the indications of interest received as not viable, based on the Criteria. In particular, the Transaction Committee decided to terminate discussions with a number of these counterparties because, following extensive management presentations and due diligence, the Transaction Committee determined that such counterparties were unlikely to meet a sufficient number of the Criteria, particularly related to the attractiveness of their technology, development pipeline and the likelihood and timing of approval of their respective product candidates. The meeting participants also discussed other potential strategic alternatives, including a liquidation or dissolution of Magenta. Following such discussions, the Transaction Committee indicated its support for Magenta management and representatives of Wedbush to prioritize engaging in additional due diligence with each of Dianthus and Party A, while continuing to engage with Party B, Party C and Party D.

Beginning on March 7, 2023, the Transaction Committee and representatives of Wedbush conducted additional due diligence on the five counterparties (Dianthus, Party A, Party B, Party C and Party D). This additional due diligence included holding videoconferences with counterparty management, evaluating answers to submitted questions or reviewing the contents of counterparty virtual data rooms.

On March 15, 2023, Magenta’s management provided an update to members of the Transaction Committee and discussed their evaluation of the counterparties based upon the counterparties’ presentations and additional Magenta management due diligence. Upon their review, the Transaction Committee and Magenta’s management determined that Dianthus and Party A were the two lead candidates for a potential strategic transaction based upon the evaluation guidelines outlined in the Criteria due to the relative attractiveness of their technology and development pipeline, the likelihood and timing of approval of their respective product candidates based on clinical development plans, as well as their commercial potential, valuation, and the relative financing risk of each candidate, in addition to satisfying most of the other Criteria, and instructed Wedbush to deliver draft term sheets to Dianthus and Party A. Subsequently, the chief executive officers of both Dianthus and Party A contacted Mr. Mahoney to express their interest in pursuing the proposed transaction.

On March 17, 2023, Wedbush sent draft term sheets that were reviewed and approved by the Transaction Committee and Magenta’s management to Dianthus and Party A, which proposed a transaction structure that would allow for an accelerated closing as well as other terms and conditions related to valuation, timelines and the concurrent financing. Due to a possible conflict of interest for Goodwin with respect to Party A, Magenta engaged another law firm to direct the term sheet negotiations.

On March 19, 2023, Dianthus sent a revised term sheet to Magenta, which proposed a traditional reverse merger transaction with an ascribed value of Dianthus of $225 million, with an implied ownership interest in the combined company of approximately 75% for Dianthus equityholders and an ascribed value of Magenta of $75 million (assuming closing net cash of $60 million) with an implied ownership interest in the combined company of approximately 25% for existing Magenta equityholders, in each case, prior to any concurrent financing. Dianthus’ proposal also contemplated a concurrent financing of $75 million, with meaningful participation from existing Dianthus investors.

Between March 20, 2023 and March 21, 2023, Ms. Lawton (the Chair of Magenta’s board of directors) had brief, introductory conversations with representatives of Party A and Dianthus, respectively, during which such representatives expressed their interest in a potential strategic transaction with Magenta. No terms were discussed during these conversations.

On March 20, 2023, Party A sent a revised term sheet to Wedbush, which proposed a sign and close stock-for-stock merger transaction with an ascribed value of Party A of $235 million, and an ascribed value of Magenta of $75 million with an implied ownership interest in the combined company of approximately 24% for existing Magenta equityholders, prior to any concurrent financing. Party A’s proposal also contemplated a concurrent financing of $50 million, with meaningful participation from existing Party A investors.

On March 21, 2023, the Transaction Committee held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush and Goodwin were present. During this meeting, representatives of Wedbush reviewed the five candidates (Dianthus, Party A, Party B, Party C, and Party D) that the Transaction Committee and Magenta’s board of directors and management had identified as high-priority in the course of the strategic transaction review process based on the Criteria. Following this review, the meeting participants discussed the two leading candidates, Dianthus and Party A. Representatives of Wedbush reviewed the status of negotiations and the proposed terms of a transaction with each of Party A and Dianthus, including the proposed size of concurrent financing and the proposed structure of the transaction as reflected by the revised term sheets, as well as potential negotiation strategies for each candidate. The participants also further analyzed Dianthus and Party A against the Criteria, focusing on each candidate’s scientific and commercial opportunity, potential for success, valuation, and the relative financing risk of each candidate. In order to avoid a conflict of interest vis-à-vis Dianthus and Party A, respectively, Dr. Booth and the representatives of Wedbush then departed the meeting to allow the remaining participants to continue the discussion in their absence. Following additional discussions, the Transaction Committee directed Magenta management and Wedbush to prioritize engaging with Dianthus and Party A (including conducting further diligence on both parties), and recommended that both Dianthus and Party A be presented to the Magenta board of directors for further review and consideration. The Transaction Committee also indicated that the Magenta board of directors should, upon selecting a candidate, direct Magenta to enter into an exclusive negotiation period with such candidate.

Also on March 21, 2023, representatives of Wedbush communicated to representatives of Dianthus that Magenta would be willing to agree to a traditional reverse merger in exchange for an increase from $75 million to $80 million of the valuation attributed to Magenta.

Also on March 21, 2023 and March 22, 2023, Party A’s financial advisors communicated with Wedbush that after review, Party A would prefer a traditional reverse merger structure rather than a sign and close structure. In response, Wedbush indicated to Party A’s financial advisors that Magenta would be willing to agree to a traditional reverse merger process in exchange for an increase from $75 million to $80 million of the valuation attributed to Magenta. Representatives of Wedbush also communicated that Magenta requested Party A decrease their valuation and increase the size of its proposed concurrent financing. Representatives of Party A responded to Wedbush stating that it would be willing to decrease its valuation from $235 million to $225 million and increase the size of its proposed concurrent financing to $75 million, but without confirmation of additional participation from existing Party A investors. Party A was also not willing to increase its ascribed valuation of Magenta.

On March 22, 2023, Magenta’s board of directors, other than Dr. Booth, held a meeting by videoconference, at which Magenta’s management and representatives of Wedbush and Goodwin were present. Representatives of

Wedbush reviewed the process that Magenta and the Transaction Committee undertook to arrive at the list of strategic transaction candidates, including the Criteria used and the status of the leading two candidates, Dianthus and Party A. The participants evaluated Party A and Dianthus against the Criteria, focusing on each candidate’s scientific and commercial opportunity, potential for success, valuation, and the relative financing risk. The participants then reviewed the status of negotiations with each of Dianthus and Party A, including the term sheet interactions with Dianthus and Party A. Representatives of Wedbush noted that they had encouraged both counterparties to increase their relative valuations of Magenta. Representatives of Wedbush also noted that they had informed Party A that Magenta viewed Party A’s proposed increase in its valuation of itself included in its proposal since its last financing as higher than expected, and that, in response, Party A was willing to decrease its valuation of itself in its proposal from $235 million to $225 million and increase the size of its proposed concurrent financing to $75 million, but with no additional participation from existing Party A investors. Party A was also not willing to increase its ascribed valuation of Magenta. The participants continued reviewing the other key elements of the term sheets proposed by Magenta, including the target net cash position of Magenta at closing, the cash collar, and the concept of a contingent value right whereby Magenta stockholders would receive consideration related to the sale of its legacy business.

After the members of the Wedbush team left the meeting, the discussion continued regarding the strengths and weaknesses of Dianthus and Party A in light of the Criteria, including, without limitation, market precedents, management teams, product candidate potential, financing ability and competitive considerations. At the conclusion of the discussion, the Magenta board of directors (excluding Dr. Booth) directed Magenta management to pursue a final term sheet with Dianthus for a traditional stock-for-stock merger transaction, which would include the core terms presented at the meeting, including an ascribed value of Magenta of $80 million (subject to adjustment if Magenta’s closing net cash is below $59.5 million or above $60.5 million) and an ascribed value of Dianthus of $225 million, with an implied ownership interest in the combined company of approximately 26.2% for existing Magenta equityholders, prior to any concurrent financing. The term sheet also contemplated a concurrent financing of $75 million, subject to potential adjustment depending on the projected closing net cash of Magenta, with meaningful participation from existing Dianthus investors, customary representations, warranties, covenants and closing conditions for a transaction of this nature, and a provision for a 30-day exclusivity period for a reverse merger transaction between Magenta and Dianthus. The term sheet also provided that certain stockholders of each of Dianthus would enter into post-closing lock up agreements and agreements to vote in favor of the transaction, and that Magenta would have the opportunity to sell or license certain legacy assets prior to the closing of the merger transaction, and that the proceeds of such divestiture transactions would be for the benefit of Magenta’s pre-merger stockholders.

On March 22, 2023, following the discussion at the Magenta board of directors meeting, Magenta sent a further revised term sheet to Dianthus which included, among other things, an agreement to pursue a traditional reverse merger process in exchange for an increase from $75 million to $80 million of the valuation of Magenta (assuming closing net cash of $60 million). Dianthus and Magenta subsequently further negotiated the material business items outlined in the term sheet. In addition, beginning March 22, 2023, representatives of Magenta and Dianthus each conducted confirmatory due diligence with respect to the other, including numerous management diligence sessions focusing on each counterparty’s scientific technology, clinical data generated to date, commercial viability and other important business matters.

On March 23, 2023, Dianthus sent a further revised term sheet to Magenta, which reflected, among other things, an agreement to increase the valuation for Magenta from $75 million to $80 million and proposed an equal split of a planned expenditure. Later on March 23, 2023, Magenta agreed to Dianthus’ proposed revised term sheet and each party signed the final version of the term sheet on March 24, 2023 and thereby entered into a 30-day exclusive negotiation period.

On March 28, 2023, representatives of Houlihan Lokey and members of Magenta’s management, with the Magenta board of directors’ approval, held preliminary conversations regarding a potential engagement of Houlihan Lokey to provide financial advisory services to the Magenta board of directors in the context of the potential adoption of a stockholder rights agreement.

On March 29, 2023, Goodwin provided an initial draft of the merger agreement to Gibson Dunn & Crutcher LLP (“Gibson Dunn”), Dianthus’ outside legal counsel. The initial draft included the following terms, (i) a traditional reverse merger structure, (ii) a mechanism for contingent payments to Magenta’s stockholders via a CVR Agreement, (iii) a collar for net cash of Dianthus at closing, (iv) typical reciprocal representations and warranties and interim operating covenants with respect to Magenta and Dianthus, and (v) termination fees for Magenta and Dianthus upon termination for certain specific conditions, as well as reciprocal expense reimbursement for termination for specific conditions.

On March 31, 2023, the board of directors held a meeting by videoconference, at which members of Magenta’s management and representatives of Wedbush were present. Representatives of Wedbush began by reviewing the terms of the proposed transaction with Dianthus, including diligence, timing considerations and legal documentation. Following such discussion, the representatives of Wedbush departed the meeting. Next, the Magenta board of directors discussed the formal engagement of Houlihan Lokey to provide financial advisory services to the Magenta board of directors in the context of the potential adoption of a stockholder rights agreement, as well as to provide a fairness opinion to the Magenta board of directors in the context of a reverse merger with Dianthus. The Magenta board of directors noted Wedbush’s prior discussions with Magenta’s management, where Wedbush indicated that they were unable to provide a fairness opinion to the Magenta board of directors due to Wedbush Healthcare Partners’ investment in Dianthus. The Magenta board of directors also noted Houlihan Lokey’s qualifications, professional reputation and experience, including that Houlihan Lokey is regularly engaged by other companies to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Based on these factors, the Magenta board of directors authorized and ratified the engagement of Houlihan Lokey to serve as Magenta’s financial advisor in connection with the adoption of a stockholder rights agreement and to provide a fairness opinion in connection with the reverse merger with Dianthus. Such engagement letters were entered into between Magenta and Houlihan Lokey, effective March 28, 2023 and April 4, 2023, respectively.

Representatives of Goodwin and Houlihan Lokey then joined the meeting. Representatives of Goodwin provided an overview of Magenta management’s recent interactions with the Investor (including, most recently, on March 28, 2023) and, following discussion, Magenta’s board of directors determined there was a reasonable threat to corporate policy or effectiveness, and that it was reasonable to enact a stockholder rights agreement. Magenta’s board of directors therefore adopted the stockholder rights agreement, which was publicly announced on March 31, 2023. Between April 4, 2023 and April 28, 2023, Mr. Mahoney and Ms. Lawton had additional conversations with the Investor where the Investor continued to inquire about the possibility of a tender offer for Magenta. In response, Mr. Mahoney and Ms. Lawton emphasized that a customary confidentiality agreement with a standstill provision would need to be put in place before any conversations about non-public information could take place. Despite this, the Investor did not execute any confidentiality agreement with Magenta, nor did it submit a written proposal to Magenta.

Also on March 31, 2023, Magenta entered into a sublease termination and release agreement to terminate its sublease which increased Magenta’s projected net cash position by approximately $28 million to a projected amount of approximately $60 million net cash at the closing of the merger.

On April 5, 2023, Gibson Dunn provided a revised draft of the merger agreement. This revised draft included the following terms, (i) agreement with respect to the reverse merger structure, (ii) agreement with respect to the use of a CVR Agreement to provide a mechanism for contingent payments to Magenta’s stockholders, (iii) revised definitions for the calculation of Magenta’s net cash and transaction expenses, (iv) no collar for net cash of Dianthus at closing, (v) typical reciprocal representations and warranties and interim operating covenants with respect to Magenta and Dianthus, and (vi) expanded termination fees for certain intervening events and included a reciprocal expense reimbursement cap for termination for specific conditions.

With respect to the CVR Agreement, representatives of Goodwin and Gibson Dunn exchanged drafts with the key points of negotiation revolving around the right of the post-closing go-forward company to withhold contingent payments due to Magenta’s stockholders for certain indemnity obligations.

Between April 5, 2023 through May 2, 2023, representatives of Goodwin and Gibson Dunn negotiated the remaining terms of the Merger Agreement, including the definition of net cash, the calculation of the exchange ratio based upon the ascribed values in the term sheet, representations and warranties and operating covenants of each party, the amount of the termination fees and the expense reimbursement cap, the terms of the forms of support agreement and lock-up agreement, the subscription agreement for the concurrent financing and the form of contingent value rights agreement. In particular, the parties finalized the calculation of the exchange ratio, including the treatment of “out-of-the-money” Magenta stock options, that the pre-transaction stockholders of each company would equally share the dilution from the concurrent financing, the definition of net cash, including the amount to be deducted in respect of anticipated costs of administering the CVR, the method for determining the future contractual commitments that would reduce net cash and the accounting standards applicable to the calculation of the components of the definition of net cash.

On April 7, 2023, Magenta entered into an asset purchase agreement to sell certain Magenta assets related to MGTA-45 for cash consideration of $0.8 million, reimbursement of up to $0.5 million for certain expenses and a potential $10.0 million milestone payment contingent upon the achievement of a certain regulatory milestone. During the exclusivity period prior to executing a definitive purchase agreement, the buyer agreed to reimburse Magenta for certain research and development expenses incurred.

On April 14, 2023, Ms. Lawton had a call with Mr. Moulder, Chair of the Dianthus board of directors, during which he suggested that two of Magenta’s current directors join the board of directors of the proposed combined company to supplement the six Dianthus directors currently on the Dianthus board of directors, based on the approximate percentage ownership of Magenta’s and Dianthus’ stockholders in the combined company after closing the merger. Mr. Moulder also indicated that his preference would be for Ms. Lawton and Ms. McGeorge, as Chair of the Audit Committee of the Magenta board of directors, to join the board of the combined company after closing the merger. Ms. Lawton expressed that she would share this with the Magenta board of directors to see what, if any, interest the other directors might have and whether they would be supportive of this proposal.

On April 15, 2023, Ms. McGeorge had a call with Mr. Moulder regarding the board composition of the combined company post-merger. Mr. Moulder suggested that the board of directors of the combined company to consist of the existing six board members of Dianthus plus two additional board members from Magenta. Mr. Moulder proposed that those two new board members be Ms. Lawton and Ms. McGeorge. Mr. Moulder also specified that the board of directors of the combined company would need a member who could serve as chair of its audit committee. Ms. McGeorge reviewed her skills and experience as a public company audit committee chair. Ms. McGeorge said that she would discuss the matter with Ms. Lawton to confirm that the other directors of Magenta were in agreement with the proposal. Mr. Moulder agreed to follow up with Ms. Lawton, and Ms. McGeorge agreed to have a conversation with Marino Garcia, the Chief Executive Officer of Dianthus.

On April 17, 2023, Ms. Lawton had a videoconference with Mr. Garcia. They reviewed their respective backgrounds, perspectives on company culture and future plans. On the same day, Ms. McGeorge had a videoconference with Mr. Garcia and they discussed the potential board composition of the combined entity, the role of the audit committee chair, the skills and experience of the finance leaders of Dianthus, the audit firm of Dianthus, the requisite skills and experience needed for additional members on an audit committee of the combined company and potential composition of that audit committee. Ms. McGeorge explained that she would discuss the matter with Ms. Lawton to confirm that the other Magenta board members were in agreement with the proposal. Ms. Lawton subsequently spoke with each board member to review the proposal, and all were in agreement.

On April 20, 2023, Magenta entered into an asset purchase agreement to sell certain Magenta assets related to MGTA-145 for cash consideration of $1.0 million and a potential $5.0 million milestone payment contingent upon the achievement of a certain clinical milestone.

On April 21, 2023, Magenta entered into an asset purchase agreement to sell certain Magenta assets related to its MGTA-117 antibody for cash consideration of $1.5 million and a potential $5.0 million milestone payment contingent upon the achievement of a certain clinical milestone.

Also on April 21, 2023, the Magenta board of directors held a meeting by videoconference, at which Magenta management and representatives of Wedbush and Goodwin were present. The participants discussed the status of the merger agreement negotiations, diligence process and the concurrent private financing in Dianthus. The participants also discussed the interactions with the Investor, related communications and the potential for the Investor to participate in the concurrent financing in Dianthus.

On April 27, 2023, the Magenta board of directors held a meeting by videoconference, at which Magenta management and representatives of Wedbush and Goodwin were present. The participants discussed the status of the merger agreement negotiations, the due diligence process and the concurrent Dianthus private financing. The participants discussed the timeline for Dianthus to conclude the concurrent financing and the impact of such timeline on the timing of the merger and related matters. Magenta’s board of directors determined to set a deadline of May 3, 2023 for Dianthus to obtain full commitments for its concurrent financing. This deadline was then communicated by Mr. Mahoney to Mr. Garcia.

On May 1, 2023, the Magenta board of directors held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush, Houlihan Lokey and Goodwin were present. The participants discussed the status of Dianthus’ concurrent financing, noting that the size of the financing was now projected to be $70 million rather than the $75 million as initially predicted due to a fund-related compliance issue regarding one of the investors and the fact that such occurrence had no impact on Dianthus’ expectations regarding its ability to fund its operations through to the second quarter of 2026. During the meeting, representatives of Goodwin reviewed the fiduciary duties under Delaware law of the Magenta board of directors in connection with the proposed merger with Dianthus, the terms of the merger agreement and the forms of support agreement, lock-up agreement and contingent value rights agreement. The participants also discussed the extensive due diligence process that Magenta and its representatives undertook to evaluate Dianthus, including its technology, pipeline, commercial prospects, regulatory interactions, clinical plans and data, intellectual property, agreement, legal and compliance matters, financial position and other matters. Representatives of Houlihan Lokey then reviewed and discussed with the Magenta board of directors Houlihan Lokey’s preliminary financial analyses with respect to Magenta, Dianthus and the proposed merger. Following this review, the Magenta board of directors, with the assistance of Magenta management and its advisors, discussed the anticipated operating expenses of the combined company, which the Magenta board of directors believed were reasonable for transactions in the biotechnology industry, including in light of, among other things, the expected timelines to regulatory approval and the anticipated period of patent term exclusivity for the product candidates, if approved. Magenta’s board of directors then discussed various considerations with respect to the proposed merger.

On May 2, 2023, the Magenta board of directors held a meeting by videoconference, at which members of Magenta management and representatives of Wedbush, Houlihan Lokey and Goodwin were present. Representatives of Goodwin communicated that the Merger Agreement, the CVR Agreement, the subscription agreements and all other ancillary documents associated with the proposed merger with Dianthus were in final form, with no material changes to any of the previously communicated terms. Representatives of Goodwin then reminded the Magenta board of directors of its fiduciary duties under Delaware law in connection with a merger, which had been discussed with the Magenta board of directors throughout the process. Houlihan Lokey then reviewed its financial analyses with respect to Magenta, Dianthus and the proposed merger. Thereafter, at the request of the Magenta board of directors, Houlihan Lokey orally rendered its opinion to the Magenta board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated May 2, 2023 addressed to the Magenta board of directors), as to, as of such date, the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement, after giving effect to the Related Transactions. After further discussion, based on the factors cited in “—Reasons for the Merger,” the Magenta board of directors unanimously (i) determined that the merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Magenta and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of Magenta common stock in connection with the merger; and (iii) recommends that Magenta’s stockholders vote in favor of the Proposals. In addition, the Magenta board of directors approved an amendment to its stockholder rights plan to exempt Dianthus from certain provisions of the stockholder rights plan,

Subsequently, on May 2, 2023, Dianthus and Magenta entered into the Merger Agreement and Dianthus entered into the subscription agreements for the $70 million concurrent financing.

On May 3, 2023, before opening of the Nasdaq Stock Market for trading that day, Dianthus and Magenta issued a joint press release announcing the execution of the Merger Agreement and the subscription agreements for the concurrent financing. Magenta also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement and an amendment to its stockholder rights plan.

Magenta’s Reasons for the Merger

The Magenta board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and unanimously: (i) determined that the merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Magenta and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of Magenta common stock in connection with the merger; and (iii) recommends that Magenta’s stockholders vote in favor of the Proposals.

In connection with its review of strategic alternatives, the Magenta board of directors delegated certain powers and authority to the Transaction Committee to, among other things, consider and evaluate potential strategic alternatives, including, without limitation, an acquisition, merger, business combination or other transaction, as well as strategic transactions regarding Magenta’s product candidates and related assets, including licensing transactions and asset sales. The Transaction Committee is comprised of four of the non-management, independent directors of Magenta. The Transaction Committee considered the Merger Agreement and the transactions contemplated thereby in conjunction with the Magenta board of directors.

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Magenta board of directors (including the members of the Transaction Committee) held numerous meetings, consulted with Magenta’s senior management, Magenta’s legal counsel and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Magenta board of directors took into account the input of the Transaction Committee, as well as other information presented to it during the process, and considered a number of factors and scenarios that it viewed as supporting its decision to approve the Merger Agreement, including:

•	the financial condition and prospects of Magenta and the risks associated with continuing to operate Magenta on a stand-alone basis, including in light of:

•

Magenta’s decision, announced in February 2023, to discontinue its clinical and research programs, which resulted in a corporate restructuring and a reduction in Magenta’s workforce by 84% (in addition to a prior reduction in force of 14% in April 2022), was driven in large part by the safety events observed in participants in Magenta’s MGTA-117 Phase 1/2 clinical trial and Magenta’s determination that understanding and addressing the underlying cause of the safety events would require an extensive, costly and time consuming investigative effort, including running additional clinical studies to obtain results demonstrating that the underlying cause of the safety events had been adequately addressed for a sufficient number of study participants;

•

investor interest and value perception for possible further development of its programs, the product candidates’ efficacy and safety profiles, stage of development, regulatory agencies’ feedback regarding development pathways, and probability of success in relation to the requisite time and costs; and

•

difficulties encountered in Magenta’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs;

•

the Magenta board of directors, the Transaction Committee and Magenta’s lead financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Magenta board of directors’ view that no alternatives to the merger (including remaining a standalone company, a liquidation or dissolution of Magenta to distribute any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Magenta’s stockholders;

•

the Magenta board of directors concluded that the merger would provide the existing Magenta stockholders with (i) a significant opportunity to participate in the potential growth of the combined company following the merger, based the probability of technical and regulatory success, clinical development strategy, and potential for competitive differentiation in a sizeable patient population of its pipeline of next-generation complement inhibitors, including DNTH103, which is currently in a Phase 1 clinical trial in healthy volunteers, (ii) the potential receive certain cash payments following the closing of the merger pursuant to the CVR Agreement, and (iii) the potential for immediate liquidity from the proceeds of the Dianthus pre-closing financing;

•

the Magenta board of directors’ belief that the $20 million enterprise value ascribed to Magenta, in addition to Magenta’s anticipated $60 million net cash position, would provide the existing Magenta stockholders significant value for Magenta’s public listing, and afford the Magenta stockholders a significant opportunity to participate in the potential growth of the combined company following the merger at the negotiated exchange ratio;

•

the Transaction Committee and the Magenta board of directors’ belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Magenta’s senior management, financial advisors and legal counsel, that the merger is more favorable to Magenta stockholders than the potential value that might have resulted from other strategic alternatives available to Magenta;

•

the Magenta board of directors’ belief, after a thorough discussions with Magenta’s management, financial advisors and legal counsel, that a potential liquidation and dissolution was not reasonably likely to create greater value for Magenta stockholders than the merger based on, among other things, the need to hold back a potential meaningful amount of Magenta’s current cash balance to cover current and potential unknown future liabilities;

•

the Magenta board of directors’ belief that, as a result of arm’s length negotiations with Dianthus, Magenta and its representatives negotiated the highest exchange ratio achievable, and that the other terms of the Merger Agreement include the most favorable terms to Magenta in the aggregate that were achievable and consistent with other similar transactions;

•

the Magenta board of directors’ view that Dianthus’ product candidates have the potential to create meaningful value for the stockholders of the combined company and an opportunity for Magenta’s stockholders to participate in the growth of the combined company, based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by Magenta management and advisors (which included numerous diligence calls, a comprehensive review of Dianthus’ due diligence materials) regarding:

•	the regulatory pathway for, and market opportunity of, Dianthus’ product candidates, including in light of the stage of development of Dianthus’ product candidates;

•	the quality and scope of the preclinical and clinical results available for Dianthus as opposed to other parties with which Magenta engaged in discussions;

•

the expectation that Dianthus would complete its Phase 1 clinical trial in healthy volunteers and, if topline results from the Phase 1 clinical trial are successful, commence its Phase 2 clinical trial for the treatment of MG in the first quarter of 2024 based upon DNTH103’s biologic rationale, mechanism, regulatory pathway in light of precedent FDA-approved products, clinical development strategy and the probability of clinical execution;

•	Dianthus’ plans to explore the potential of its product candidates to treat other autoimmune diseases, including through collaborations;

•	Dianthus having additional product candidates in the preclinical stages, providing possible additional pathways to regulatory approval; and

•

the likelihood of value inflection milestones prior to the time in which the combined company would need to raise additional financing, including Phase 2 clinical trial results for the treatment of MG;

•

the Magenta board of directors’ consideration of the expected cash balances of the combined company as of the closing of the merger resulting from the approximately $60 million of net cash expected to be held by Magenta upon completion of the merger, together with the cash Dianthus currently holds and the $70 million of expected gross proceeds from the Dianthus pre-closing financing;

•

the Magenta board of directors’ view, following a review with Magenta’s management and advisors of Dianthus’ current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger to fund development of Dianthus’ product candidates through upcoming value inflection points, including Dianthus’ anticipated completion of its Phase 1 clinical trial and, if topline results from the Phase 1 clinical trial are successful, initiation of a Phase 2 clinical trial in gMG in the first quarter of 2024 followed by two additional planned Phase 2 trial initiations in other neuro indications, and planned initiation of an open-label proof-of-efficacy trial in CAD with patient data anticipated in the second half of 2024;

•

the expected operations, management structure, operating plans and cash burn rate of the combined company, including the impact of the CVR Agreement and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•

the ability of Dianthus to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq, should it be required to raise additional capital in the future through the sale of equity or debt securities;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Magenta based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by the Transaction Committee, Magenta’s management and advisors;

•

the Magenta board of directors’ view that the combined company will be led by (i) an experienced senior management team from Dianthus, many members of which have extensive experience in drug development, research and development, business and regulatory expertise and (ii) a board of directors of the combined company with representation from each of the current boards of directors of Magenta and Dianthus;

•

the current financial market conditions and historical market prices, volatility and trading information with respect to Magenta common stock, as well as the unfavorable state of the capital raising environment for biotechnology companies in general which made it challenging for Magenta to raise additional capital, but the combined company post-merger would have projected net cash sufficient to achieve several anticipated clinical data read-outs and possible value-driving events; and

•

the financial analysis reviewed by Houlihan Lokey with the Magenta board of directors as well as the oral opinion of Houlihan Lokey rendered to the Magenta board of directors on May 2, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated May 2, 2023 addressed to the Magenta board of directors), as to, as of May 2, 2023, the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement, after giving effect to the Related Transactions, as more fully described below under the caption “The Merger—Opinion of Houlihan Lokey to the Magenta Board,” beginning on page 154 in this proxy statement/prospectus.

The Magenta board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•

the calculation of the exchange ratio, closing net cash and the estimated number of shares of Magenta common stock to be issued in the merger, including that the valuation of Magenta under the Merger Agreement would be reduced only to the extent that Magenta’s closing net cash is less than $59.5 million, and that the valuation of Magenta under the Merger Agreement would be increased to the extent Magenta closing net cash exceeds $60.5 million;

•

the number and nature of the conditions to Dianthus’ and Magenta’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, including the fact that Dianthus’ obligation to complete the merger would not be conditioned on Magenta having a specified level of closing net cash, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 192 in this proxy statement/prospectus;

•

the respective rights of, and limitations on, Magenta and Dianthus under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger, as more fully described below under the caption “The Merger Agreement—Non-Solicitation,” beginning on page 187 in this proxy statement/prospectus;

•

the potential termination fee of $13.3 million, in the case of the fee payable by Magenta, or $13.3 million, in the case of the fee payable by Dianthus, and related reimbursement of certain transaction expenses of up to $1.5 million, which could become payable by either Magenta or Dianthus to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination and Termination Fees,” beginning on page 196 in this proxy statement/prospectus;

•

the lock-up agreements, pursuant to which certain stockholders of Dianthus and Magenta, respectively, have, subject to certain exceptions, agreed not to transfer their shares of Magenta common stock during the period of 180 days following the completion of the merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 200 in this proxy statement/prospectus;

•

the support agreements, pursuant to which certain stockholders of Magenta and Dianthus, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Magenta common stock or Dianthus common stock in favor of the proposals submitted to them in connection with the merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger—Support Agreements,” beginning on page 199 in this proxy statement/prospectus;

•

the CVR Agreement, pursuant to which Magenta stockholders of record as of a date agreed to by Magenta and Dianthus prior to the effective time will receive a CVR for each outstanding share of Magenta common stock held by such Magenta stockholders representing the contractual right to receive contingent cash payments upon the receipt of Magenta of certain net proceeds payable by the combined company during a certain period following closing, as more fully described below under the caption “Agreements Related to the Merger—CVR Agreement,” beginning on page 201 in this proxy statement/prospectus; and

•

the expectation that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), with the result that Dianthus stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Dianthus common stock for Magenta common stock pursuant to the Merger Agreement, as more fully described below under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 192 in this proxy statement/prospectus.

In the course of its deliberations, and in addition to the consideration and input of the Transaction Committee, the Magenta board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•

the potential effect of the $13.3 million termination fee payable by Magenta and Magenta’s expense reimbursement obligations upon the occurrence of certain events in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to Magenta stockholders;

•	the prohibition on Magenta to solicit alternative acquisition proposals during the pendency of the merger;

•	the substantial expenses to be incurred by Magenta in connection with the merger;

•	the possible volatility of the trading price of the Magenta common stock resulting from the announcement, pendency or completion of the merger;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Dianthus’ product candidates;

•	various risks impacting the financial condition, results of operations and prospects for Magenta, including:

•

the risks and challenges associated with pursuing any strategic alternative to the merger available to Magenta, including the discussions that Magenta’s management and the Magenta board of directors previously conducted with other potential transaction partners, and the time to negotiate and complete an alternative strategic transaction and anticipated cash burn;

•

the risks and delays associated with, and uncertain value and costs to Magenta stockholders of, liquidating Magenta, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to cash distribution;

•

the risks and challenges of attempting to continue to operate Magenta on a stand-alone basis, including, without limitation, (i) the considerable time and resources that would have been required to successfully address the FDA’s partial clinical hold on Magenta’s MGTA-117 Phase 1/2 clinical trial, and associated uncertainties, (ii) risks and uncertainties regarding the safety profile of MGTA-117, and (iii) the inability to finance Magenta’s continuing operations through the sale of securities in the capital markets due to, among other things, the lack of near term data catalysts and the general downturn in the U.S. capital markets for biotechnology companies and (iv) Magenta’s other product candidate profiles, stage of development, feedback from regulatory agencies regarding development pathway, and probability of success in relation to the requisite time and costs required as well as management’s related business development efforts to license, sell or otherwise partner the assets;

•

the challenges of retaining or rebuilding staff with limited cash runway, a partial clinical hold on Magenta’s lead asset, MGTA-117, and the fact that Magenta conducted reductions in its workforce in April 2022 and February 2023;

•	the challenges of maintaining Magenta’s Nasdaq listing without completing the merger and the transactions contemplated in the Merger Agreement, including the reverse stock split; and

•

the various other risks associated with the combined company and the merger, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

The foregoing information and factors considered by the Transaction Committee and the Magenta board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Transaction Committee and the Magenta board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Transaction Committee and the Magenta board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Transaction Committee and the Magenta board of directors may have given different weight to different factors. The Transaction Committee and the Magenta board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Magenta management team and the legal and financial advisors of Magenta, and considered the factors overall to be favorable to, and to support, its determination.

Dianthus’ Reasons for the Merger

In the course of reaching its decision to approve the merger and the Dianthus pre-closing financing, the Dianthus board of directors held numerous meetings, consulted with Dianthus’ senior management and legal counsel and considered a wide variety of factors. Ultimately, the Dianthus board of directors concluded that a merger with Magenta, together with the additional financing committed from the Dianthus pre-closing financing, was the best option to generate capital resources to support the advancement of Dianthus’ pipeline and fund the combined organization.

Additional factors the Dianthus board of directors considered included the following (which factors are not necessarily presented in any order of relative importance:

•

the merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Dianthus’ pipeline, compared to the capital and investors Dianthus could otherwise gain access to if it continued to operate as a privately-held company;

•	the Dianthus pre-closing financing will generate capital resources to fund the combined company;

•	the potential benefits form increased public market awareness of Dianthus and its pipeline;

•	the historical and current information concerning Dianthus’ business, including its financial performance and condition, operations, management and preclinical and clinical data;

•	the competitive nature of the industry in which Dianthus operates;

•	the Dianthus board of directors’ fiduciary duties to Dianthus stockholders;

•

the Dianthus board of directors’ belief that no alternatives to the merger, together with the additional financing committed from the Dianthus pre-closing financing, were reasonably likely to create greater value for Dianthus stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Dianthus board of directors;

•

the Dianthus board of director’s expectation that the merger, together with the additional financing committed from the Dianthus pre-closing financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•

the expected operations, management structure and operating plans of the combined company (including the ability to support the combined company’s current and planned preclinical and clinical trials), including the impact of the CVR agreement;

•	the business, history, operations, financial resources, assets, technology and credibility of Magenta;

•

the availability of appraisal rights under the DGCL to holders of Dianthus capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Dianthus capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Magenta stockholders and Dianthus stockholders in the combined organization was appropriate, based on the Dianthus board of directors’ judgment and assessment of the approximate valuations of Magenta (including the value of the net cash Magenta is expected to provide to the combined organization) and Dianthus (including the value of the amount of proceeds from the Dianthus pre-closing financing);

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger the Dianthus stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Magenta to consummate the merger;

•	the rights of Dianthus under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Dianthus receive a superior proposal;

•

the conclusion of the Dianthus board of directors that the potential termination fees payable by Magenta or Dianthus to the other party, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Magenta’s common stock issued to Dianthus stockholders, other than shares of Magenta common stock issued in exchange for shares of Dianthus common stock sold in the Dianthus pre-closing financing, will be registered on a Form S-4 registration statement and will become freely tradable for Dianthus stockholders who are not affiliates of Dianthus and who are not parties to lock-up agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Dianthus and Magenta, respectively, have agreed, solely in their capacity as stockholders of Dianthus and Magenta, respectively, to vote all of their shares of Dianthus capital stock or Magenta common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Dianthus Therapeutics, Inc. upon the closing of the merger; and

•	the likelihood that the merger will be consummated on a timely basis.

The Dianthus board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Dianthus and the ability of Dianthus to obtain financing in the future in the event the merger is not completed;

•

the possibility that the Dianthus pre-closing financing might not be completed or completed in accordance with the terms of the Merger Agreement and the potential adverse effect of the public announcement of the Dianthus pre-closing financing on the reputation of Dianthus and the ability of Dianthus to obtain financing in the future in the event the Dianthus pre-closing financing is not completed;

•

the risk that future sales of common stock by existing Magenta stockholders may cause the price of Magenta common stock to fall, thus reducing the potential value of Magenta common stock received by Dianthus stockholders following the merger;

•

the exchange ratio used to establish the number of shares of Magenta’s common stock to be issued to Dianthus stockholders in the merger is fixed, except for adjustments due to Magenta’s net cash balances, the amount of proceeds from the Dianthus pre-closing financing and outstanding capital stock at closing, and thus the relative percentage ownership of Magenta stockholders and Dianthus stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

•

the termination fee payable by Dianthus to Magenta upon the occurrence of certain events and/or Dianthus’ expense reimbursement obligations under certain specified circumstances pursuant to the Merger Agreement, and the potential effect of such termination fee and/or expense reimbursement obligations in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Dianthus stockholders;

•	the potential reduction of Magenta’s net cash prior to the closing;

•

the possibility that Magenta could, under certain circumstances, consider unsolicited acquisition proposals if superior to the merger or change its recommendation to approve the merger upon certain events;

•

the risk that the merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Magenta to obtain the required stockholder vote or the failure of Dianthus to close the Dianthus pre-closing financing, and the potential adverse effect on the reputation of Dianthus and the ability of Dianthus to obtain financing in the future in the event the merger is not completed;

•

the costs involved in connection with completing the merger, the time and effort of Dianthus senior management required to complete the merger, the related disruptions or potential disruptions to Dianthus’ business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Dianthus, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Dianthus’ business will be subject following the merger that Dianthus has not previously been subject to, and the operational changes to Dianthus’ business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Dianthus board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Dianthus’ senior management and legal counsel, the Dianthus board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Dianthus board of directors unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Magenta Liquidation Analysis

In connection with the evaluation of the merger by Magenta’s board of directors, Magenta management prepared an analysis with respect to the estimated value of the liquidation or dissolution of Magenta as a potential alternative to the merger, including for such purposes Magenta’s estimated cash position at the time of the potential dissolution or liquidation, Magenta’s estimated expenses in connection with any such liquidation or dissolution, and the amount of cash available to be distributed to Magenta’s stockholders in connection with any such proposed future dissolution or liquidation (the “Liquidation Analysis”). Although the Liquidation Analysis assumes that the entirety of the Magenta cash balance at the time of the dissolution or liquidation would be available for distribution to Magenta’s stockholders, it is unlikely that the entirety of such cash balance would be available at the time of an actual dissolution or liquidation due to the requirements of applicable law.

The inclusion of the Liquidation Analysis should not be deemed an admission or representation by Magenta or any of its officers, directors, affiliates, advisors, or other representatives with respect to the Liquidation Analysis. The Liquidation Analysis is not included to influence your views on the merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this proxy statement/prospectus solely to provide stockholders access to certain information considered by Magenta’s board of directors in connection with its evaluation of the merger, the Merger Agreement and the transactions contemplated thereby and provided to Houlihan Lokey, who was authorized and directed to rely upon the Liquidation Analysis for purposes of its opinion to the Magenta board of directors. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Magenta do not purport to be appraisals or reflect the prices at which shares of Magenta common stock may actually be valued or trade, either before or after the consummation of the merger.

The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Magenta nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Magenta nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

The Liquidation Analysis includes estimates of cash and of certain expenditures, which for the purpose of the Liquidation Analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.

In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the Liquidation Analysis.

The below summary of the Liquidation Analysis is subject to the statements above, and it represents Magenta management’s estimates of Magenta’s cash which may be distributed to stockholders as permitted under applicable law pursuant to a plan of dissolution.

Key assumptions underlying the Liquidation Analysis included (i) that the entire distribution of Magenta’s net cash would be made in either May 2023 or June 2023, (ii) that Magenta would have approximately $65.2 million and $63.9 million of net cash as of May 2023 and June 2023, respectively, after deducting costs and expenses, including legal fees, the fees payable to Magenta’s strategic financial advisor, accounting fees, employee retention bonuses, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes; (iii) that these costs and expenses were forecasted to total approximately $11.8 million assuming the closing of a liquidation in each of May 2023 and June 2023; and (iv) approximately 60.7 million total shares outstanding as of April 27, 2023. The analysis resulted in an estimated cash distribution per share in May 2023 and June 2023 of $1.07 per share and $1.05 per share, respectively.

Opinion of Houlihan Lokey to the Magenta Board

On May 2, 2023, Houlihan Lokey orally rendered its opinion to the Magenta board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Magenta board of directors dated May 2, 2023), as to, as of May 2, 2023, the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement, after giving effect to the Related Transactions.

Houlihan Lokey’s opinion was directed to the Magenta board of directors and only addressed the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement after giving effect to the Related Transactions and did not address any other aspect or implication of the Merger Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Magenta board of directors, any security holder of Magenta or any other person as to how to act or vote with respect to any matter relating to the Merger Transactions.

In connection with its opinion, Houlihan Lokey, among other things:

•	reviewed a draft, dated May 2, 2023, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to Magenta and Dianthus that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Magenta and Dianthus made available to Houlihan Lokey by Magenta and Dianthus, including (i) a liquidation analysis of Magenta prepared by management of Magenta (the “Magenta

Liquidation Analysis”) and summarized under the caption “The Merger—Magenta Liquidation Analysis,” and (ii) information regarding the nature of, and indications to be addressed by, Dianthus’ potential products, the current status and expected future timing of clinical development of Dianthus’ products, and associated cash expenditure forecasts (collectively, the “Dianthus Development Information”);

•

spoke with certain members of the managements of Magenta and Dianthus regarding the respective businesses, operations, financial condition and prospects of Magenta and Dianthus, the Merger Transactions and related matters;

•	compared the clinical development stage and therapeutic area of focus of Dianthus with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•	solely for informational purposes, considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for certain of Magenta’s publicly traded equity securities; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Magenta advised Houlihan Lokey, and Houlihan Lokey with the Magenta board of directors’ consent relied upon and assumed, that the Magenta Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to (i) the expected realizable value for Magenta’s assets, assuming an orderly liquidation of such assets, and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to Magenta’s equity holders. In addition, with the Magenta board of directors’ consent, Houlihan Lokey relied upon and assumed that the Dianthus Development Information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Dianthus management as to the nature of, and indications to be addressed by, Dianthus’ potential products and the expected timing and cash expenditures associated with the development of Dianthus’ potential products. Houlihan Lokey expressed no view or opinion with respect to the Magenta Liquidation Analysis, the Dianthus Development Information or the respective assumptions on which they were based. At the Magenta board of directors’ direction, Houlihan Lokey assumed that the Liquidation Analysis and the Dianthus Development Information provided a reasonable basis on which to evaluate Magenta, Dianthus and the Merger Transactions and Houlihan Lokey, at the Magenta board of directors’ direction, used and relied upon the Liquidation Analysis and the Dianthus Development Information for purposes of its analysis and opinion. In this regard, Magenta advised Houlihan Lokey, and Houlihan Lokey relied upon such advice, that (i) Magenta is a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, (ii) after a review of Magenta’s programs, resources and capabilities, including anticipated costs and timelines, Magenta decided to halt further development of its research programs, (iii) as a result of this decision, Magenta conducted a corporate restructuring that resulted in a reduction in its workforce by 84% and subsequently, as a result of plans to more narrowly focus its capital allocation, de-prioritize other portfolio investments and reduce planned spending related to research platform-related investments in new disease targets, Magenta further reduced its workforce by 14% (iv) in the absence of the Merger Transactions or an alternative strategic transaction, Magenta would likely dissolve and liquidate, and (v) the values Magenta would receive for its assets in liquidation could be significantly lower than the values reflected in Magenta’s financial statements.

In reaching its conclusions in its opinion, with the Magenta board of directors’ consent, (i) Houlihan Lokey did not rely upon a discounted cash flow analysis of Magenta or Dianthus, because, as Magenta advised Houlihan

Lokey and directed Houlihan Lokey to assume other than the cash expenditure forecasts for Dianthus included in the Dianthus Development Information, no current, reliable projections with respect to the future financial performance of Magenta or Dianthus were available, (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions, because Houlihan Lokey did not identify a sufficient number of relevant transactions in which Houlihan Lokey deemed the acquired companies to be sufficiently similar to Magenta or Dianthus and (iii) with respect to Magenta, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant, because Houlihan Lokey did not identify a sufficient number of relevant companies Houlihan Lokey deemed to be sufficiently similar to Magenta. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Magenta or Dianthus since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by it incomplete or misleading. Houlihan Lokey also relied upon and assumed, without independent verification, the assessments of the managements of Magenta and Dianthus as to Magenta’s and Dianthus’ existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed at the Magenta board of directors’ direction that there would be no developments with respect to any such matters that would affect its analyses or opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger Transactions would be satisfied without waiver thereof, and (d) the Merger Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications. Houlihan Lokey also assumed, with the Magenta board of directors’ consent, that the merger would qualify as a “reorganization” under Section 368(a) of the Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Magenta or Dianthus, or otherwise have an effect on the Merger Transactions, Magenta or Dianthus or any expected benefits of the Merger Transactions that would be material to its analyses or opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the Magenta board of directors’ direction, that any adjustments to the exchange ratio pursuant to the Merger Agreement or otherwise would not be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Magenta, Dianthus or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Magenta or Dianthus was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Magenta or Dianthus was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger Transactions, the securities, assets, businesses or operations of Magenta, Dianthus or any other party, or any alternatives to the Merger Transactions, (b) identify, introduce to the Magenta board of directors, Magenta or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger Transactions, (c) negotiate the terms of the Merger Transactions, or (d) advise the Magenta board of directors, Magenta or any other party with respect to alternatives to the Merger Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As Magenta was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger Transactions, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of the Magenta common stock actually would be when issued in the Merger Transactions pursuant to the Merger Agreement or the price or range of prices at which Magenta common stock or Dianthus capital stock may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Magenta board of directors (in its capacity as such) in connection with its evaluation of the Merger Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Magenta board of directors, Magenta, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger Transactions or otherwise, including, without limitation, whether any party should participate in the Dianthus pre-closing financing.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Magenta board of directors, Magenta, its security holders or any other party to proceed with or effect the Merger Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger Transactions or otherwise (other than the exchange ratio to the extent expressly specified in the opinion), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Merger Transactions, the CVRs, the CVR Agreement or any Related Transaction, (iii) the fairness of any portion or aspect of the Merger Transactions to the holders of any class of securities, creditors or other constituencies of Magenta or Dianthus, or to any other party (including, without limitation, the potential dilutive or other effects of the Merger Transactions), (iv) the relative merits of the Merger Transactions as compared to any alternative business strategies or transactions that might have been available for Magenta, Dianthus or any other party, (v) the fairness of any portion or aspect of the Merger Transactions to any one class or group of Magenta’s, Dianthus’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Magenta’s, Dianthus’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Magenta or Dianthus, whether Magenta or Dianthus should be issuing debt or equity securities or a combination of both in the Merger Transactions, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the Merger Transactions (including, without limitation, the Dianthus pre-closing financing) or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in Magenta, (viii) whether or not Magenta, Dianthus, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger Transactions, (ix) the solvency, creditworthiness or fair value of Magenta, Dianthus or any other participant in the Merger Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger Transactions, any class of such persons or any other party, relative to the exchange ratio or otherwise. Houlihan Lokey’s opinion did not address the financial or other implications and effects of the Merger Transactions (including, without limitation, any financing associated therewith) on Magenta, any security holders, creditors or other constituencies of Magenta, or any other party. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Magenta board of directors, on the assessments by the Magenta board of directors, Magenta and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Magenta, Dianthus and the Merger Transactions or otherwise.

In preparing its opinion to the Magenta board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Magenta or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in Magenta Liquidation Analysis and the Dianthus Development Information, and the implied exchange ratio reference ranges indicated by Houlihan Lokey’s analyses, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Magenta and Dianthus. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Magenta board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Magenta board of directors with respect to the merger or the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Magenta and Dianthus, and the decision to enter into the Merger Agreement was solely that of the Magenta board of directors.

Material Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Magenta board of directors on May 2, 2023. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including “Enterprise Value,” which generally is, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, share prices used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of May 1, 2023.

Magenta—Magenta Liquidation Analysis. Houlihan Lokey reviewed and considered the Magenta Liquidation Analysis prepared by management of Magenta and noted that the estimates resulted in an aggregate implied equity value for Magenta ranging from approximately $63.9 million to $65.2 million, implying a value of $1.05 to $1.07 per share of Magenta common stock.

Dianthus—Selected Companies Analysis. Houlihan Lokey reviewed certain financial and other data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The data reviewed included enterprise value, number of products in development, and the phase of development and therapeutic indication of the applicable company’s lead product.

The selected companies and corresponding financial and other data are as follows:

	Equity Market Value (in millions)	Enterprise Value (in millions)	Products in Development	Phase of Lead Product	Lead Product Therapeutic Category
Phase I
Cabaletta Bio, Inc.	$380.0	$275.6	5	Phase I	Pemphigus Vulgaris
DICE Therapeutics, Inc.	$1,661.8	$1,087.5	6	Phase I	Psoriasis
ORIC Pharmaceuticals, Inc.	$242.3	$36.0	8	Phase I	Myeloma, Prostate Cancer, Non-Small Cell Lung Cancer
Rare Disease Immunology
Astria Therapeutics, Inc.	$389.8	$259.8	3	Phase II	Hereditary Angioedema
Cabaletta Bio, Inc.	$380.0	$275.6	5	Phase I	Pemphigus Vulgaris
Immunovant, Inc.	$2,373.8	$1,941.2	2	Phase III	Myasthenia Gravis, Thyroid Eye Disorder
KalVista Pharmaceuticals, Inc.	$303.1	$131.4	5	Phase III	Hereditary Angioedema
Vera Therapeutics, Inc.	$307.6	$217.8	3	Phase III	IgA Nephropathy, Lupus Nephritis
General Disease Autoimmune Disorders
DICE Therapeutics, Inc.	$1,661.8	$1,087.5	6	Phase I	Psoriasis
Immunovant, Inc.	$2,373.8	$1,941.2	2	Phase III	Myasthenia Gravis, Thyroid Eye Disorder
InflaRx N.V.	$315.0	$298.3	3	Phase III	Pyoderma Gangraenosum, Cutaneous Squamous Cell Carcinoma
MyMD Pharmaceuticals, Inc.	$76.4	$71.7	2	Phase II	Rheumatoid Arthritis, Sarcopenia
Vera Therapeutics, Inc.	$307.6	$217.8	3	Phase III	IgA Nephropathy, Lupus Nephritis
Summary Data*
Low	$76.4	$36.0	2
High	$2,373.8	$1,941.2	8
Median	$315.0	$259.8	3
Mean	$672.2	$479.9	4

*	Companies that appear in multiple tiers are included only once in the summary statistics

Taking into account the results of its selected companies analysis of Dianthus, Houlihan Lokey selected an implied enterprise value reference range for Dianthus of $150.0 million to $200.0 million, which resulted in an aggregate implied equity value reference range for Dianthus of $274.2 million to $324.2 million, and an implied per share reference range for Dianthus of $4.75 to $5.62.

Implied Exchange Ratio Reference Range. The Magenta Liquidation Analysis and Houlihan Lokey’s selected companies analysis for Dianthus indicated an implied exchange ratio reference range of 4.42844313 to 5.33756289 shares of Magenta common stock for each share of Dianthus capital stock, as compared to the exchange ratio in the merger pursuant to the Merger Agreement of 3.88182949 shares of Magenta common stock for each share of Dianthus capital stock.

Other Matters

Houlihan Lokey was engaged by Magenta to provide an opinion to the Magenta board of directors as to the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger pursuant to the Merger Agreement, after giving effect to the Related Transactions. Magenta engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by Magenta, Houlihan Lokey became entitled to an aggregate fee of $400,000 for its services, a portion of which became payable to Houlihan Lokey upon its retention by Magenta and a substantial portion of which became payable upon the delivery of its opinion. Magenta has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Magenta, Dianthus, or any other party that may be involved in the Merger Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger Transactions.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Magenta for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, during the prior two years, having acted as financial advisor to Magenta in connection with Magenta’s adoption of a shareholder rights plan on March 31, 2023 for which Houlihan Lokey received a fee of $50,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Magenta, Dianthus, other participants in the Merger Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Magenta, Dianthus, other participants in the Merger Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Interests of Magenta’s Directors and Executive Officers in the Merger

In considering the recommendation of the Magenta board of directors with respect to issuing shares of Magenta common stock in the merger and the other matters to be acted upon by the Magenta stockholders at the Magenta special meeting, the Magenta stockholders should be aware that Magenta’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Magenta’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Magenta board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Magenta stockholders approve the proposals to be presented to the Magenta stockholders for consideration at the Magenta special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of May 1, 2023, Magenta’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 4,177,376 shares of Magenta common stock, which for purposes of this subsection excludes any Magenta shares issuable upon exercise or settlement of Magenta stock options or Magenta RSUs held by such individuals, and includes shares of Magenta common stock held by affiliates of such directors and officers. The affirmative vote of a majority of votes properly cast by the holders of Magenta common stock at the Magenta special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5 and 6. The affirmative vote of the holders of a majority of the outstanding shares of Magenta common stock entitled to vote at the Magenta special meeting is required for approval of Proposal Nos. 2 and 3. With respect to Proposal No. 4, directors are elected by a plurality of the votes properly cast at the Magenta special meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. As of May 1, 2023, certain Magenta stockholders who in the aggregate owned approximately 6.9% of the outstanding shares of Magenta have entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 199 of this proxy statement/prospectus.

As noted above, certain Magenta stockholders affiliated with Magenta’s directors also currently hold shares of Magenta common stock. The table below sets forth the ownership of Magenta common stock by affiliates of Magenta’s directors as of May 1, 2023.

Stockholder	Number of Shares of Common Stock Held
Entities affiliated with Atlas Venture(1)	3,791,698

(1)

Of the total shares beneficially owned, Atlas Venture Fund X, L.P. (“Atlas X”) holds 2,664,036 shares directly, Atlas Venture Associates X, L.P. (“Atlas Associates X”) holds 313,412 shares directly, Atlas Venture Opportunity Fund I, L.P. (“AVOF”) holds 812,500 shares directly and Atlas Venture Associates Opportunity I, L.P. (“AVAO LP”) holds 1,750 shares directly. Atlas Associates X is the general partner of Atlas X and Atlas Venture Associates X, LLC (“AVA X”) is the general partner of Atlas Associates X. Each of Atlas X and AVA X report shared voting and dispositive power over the shares held by Atlas X. Each of Atlas Associates X, AVA X and Atlas X may be deemed to beneficially own the shares held by Atlas X. Each of Atlas Associates X and AVA X has shared voting and dispositive power over the shares held by AVA X. As such, each of AVA X and Atlas Associates X may be deemed to beneficially own the shares held by AVA X. AVAO LP is the general partner of AVOF and Atlas Venture Associates Opportunity I, LLC (“AVAO LLC”) is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF. AVAO LLC has shared voting and dispositive power over the shares held by AVAO LP. As such, each of AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVAO LP. Peter Barrett, Bruce Booth, Jean-Francois Formela, David Grayzel and Jason Rhodes are the members of AVA X and collectively make voting decisions on behalf of Atlas X. Kevin Bitterman, Bruce Booth, Jean-Francois Formela, David Grayzel and Jason Rhodes are the members of AVAO LLC and collectively make voting decisions on behalf of AVOF. Dr. Booth is also a member of Magenta’s board of directors. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

Treatment of Magenta Stock Options and Magenta RSUs

Under the Merger Agreement, all outstanding options to purchase shares of Magenta’s common stock will continue, on and after the closing of the merger, in accordance with their terms as of immediately prior to the effective time, except that each such Magenta option that has an exercise price per share equal to or less than $2.00, is unexpired and unexercised as of the effective time and is held by a current employee, director or consultant of Magenta as of the effective time, will remain outstanding and exercisable until the three year anniversary of the closing date. In addition, the Merger Agreement also provides that the vesting and exercisability of each unexpired, unexercised and unvested Magenta option will be fully accelerated as of immediately prior to the effective time. The number of shares of Magenta’s common stock underlying Magenta’s outstanding options will be decreased, and the exercise price of such options will be increased, to reflect the proposed reverse stock split.

In addition, under the Merger Agreement, all outstanding Magenta RSUs that vest solely on the basis of time will be accelerated in full as of immediately prior to the effective time, and settled in shares of Magenta common stock immediately prior to the effective time (less a number of shares of Magenta common stock equal to the tax withholding obligations). Each Magenta RSU that vests in whole or in part based on the achievement of performance goals will survive the closing and remain outstanding in accordance with its terms.

Equity Interests of Magenta Executive Officers and Directors

As of May 1, 2023, the Magenta options held by each of the individuals who are or were at any point after March 31, 2023, Magenta’s executive officers and to Magenta’s current non-employee directors each have an exercise price per share that is greater than $0.778, which is the average closing trading price of Magenta common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement. Therefore, no amounts would be payable, net of exercise price, if such Magenta executive officers or non-employee directors exercised their Magenta options and sold the common stock of Magenta acquired upon exercise at $0.778 per share.

The table below sets forth information regarding the Magenta stock options held as of May 1, 2023, before giving effect to any vesting acceleration provided for in the Merger Agreement, by each of the individuals who are or were at any point after March 31, 2023, Magenta’s executive officers and Magenta’s current non-employee directors. The number of shares of Magenta common stock underlying such options and the applicable exercise prices of such options will be adjusted appropriately to reflect the proposed reverse stock split. None of the individuals who are or were at any point after March 31, 2023, Magenta’s executive officers or Magenta’s current non-employee directors hold any outstanding Magenta RSUs that vest solely based on time. The Magenta RSUs that vest in whole or in part based on the achievement of performance goals have been excluded from the table below because they are not expected to vest or accelerate in connection with the merger.

Name	Number of Vested Magenta Options Held	Weighted Average Exercise Price of Vested Magenta Options	Number of Unvested Magenta Options Held	Weighted Average Exercise Price of Unvested Magenta Options
Executive Officers
Stephen Mahoney	348,645	$5.29	408,855	$3.87
Thomas Beetham	145,831	$7.95	254,169	$6.02
Lisa Olson	177,760	$5.93	267,240	$4.05
Non-Employee Directors
Jeffrey W. Albers	106,808	$8.55	20,000	$1.21
Bruce Booth, D. Phil.	54,564	$12.10	20,000	$1.21
Thomas O. Daniel, M.D.	54,564	$12.10	20,000	$1.21
Alison F. Lawton	98,725	$7.19	28,084	$3.12
Anne McGeorge	72,753	$13.20	20,000	$1.21
Amy Lynn Ronneberg	106,808	$11.89	20,000	$1.21
David T. Scadden, M.D.	54,564	$12.10	20,000	$1.21
Michael Vasconcelles, M.D	—	—	40,000	$1.77

Director Positions Following the Merger

The Magenta board of directors currently consists of eight members and is currently divided into three classes of directors with three directors in Class I and Class II and two directors in Class III. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which he or she was elected and until his or her successor is duly elected and qualified. The terms and members of each class of directors are as follows:

•	Class I Directors whose term expires at the date of the annual meeting in 2025: Michael Vasconcelles, Thomas O. Daniel, M.D. and Amy Lynn Ronneberg;

•	Class II Directors whose term expires at the annual meeting in 2023: Jeffrey W. Albers, Anne McGeorge and David T. Scadden, M.D.; and

•	Class III Directors whose term expires at the date of the Annual Meeting in 2024: Bruce Booth, D.Phil. and Alison F. Lawton.

Following the merger, two of the current Magenta directors will serve as directors of the combined company and the combined company’s directors will consist of eight members, with six directors designated by Dianthus, including Marino Garcia, Leon O. Moulder, Jr., Tomas Kiselak, Lei Meng, Paula Soteropoulos and Jonathan Violin, and two directors designated by Magenta, including Alison F. Lawton and Anne McGeorge.

There are no family relationships among any of the current Magenta directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Magenta directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 191 below.

Director Compensation

Magenta compensates its non-employee directors for their service on the Magenta board of directors pursuant to its director compensation program. Non-employee members of the Magenta board of directors receive cash compensation, payable in quarterly installments, in arrears following the end of each quarter in which service occurred, prorated based on the number of actual days served by the director during such calendar quarter. Pursuant to the director compensation program, non-employee directors are also eligible to receive initial and annual grants of stock options. Each initial stock option granted to Magenta’s non-employee directors, vests and becomes exercisable as follows: 33% on the first anniversary of the grant, with the remainder vesting monthly in equal installments over the following two years; provided, however, that all vesting shall cease if the director resigns from Magenta’s board of directors or otherwise ceases to serve as a director of Magenta. Each annual stock option granted to Magenta’s non-employee directors, vests and becomes exercisable in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting. Magenta also reimburses its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending its board of director and committee meetings.

Executive Severance Arrangements

Each of Stephen Mahoney, Thomas Beetham and Lisa Olson are party to employment agreements with Magenta which provide that in the event such Magenta executive officer is terminated by Magenta without “cause” (as defined in the agreement) or the Magenta executive officer resigns for “good reason” (as defined in the agreement), subject to the Magenta executive officer’s delivery of a fully effective release of claims, the Magenta executive officer is entitled to receive (i) a cash severance equal to 0.75 times his or her base salary plus a pro-rata portion of his or her target annual incentive compensation, payable over the 12-month period following the termination of his employment, and (ii) up to nine monthly cash payments equal to the monthly contribution for his or her health insurance. In lieu of the foregoing payments and benefits, in the event that such Magenta executive officer is terminated by Magenta without cause or the Magenta executive officer resigns for good reason, in each case within three months before or 12 months following a “change in control” (as defined in the agreement), subject to the delivery of a fully effective release of claims, the Magenta executive officer will be entitled to the following: (i) a lump sum cash severance equal to one times his or her base salary, plus 100% of his or her target annual incentive compensation, (ii) full accelerated vesting of all outstanding time-based stock options and other time-based stock-based awards held by such Magenta executive officer, and (iii) up to 12 monthly cash payments equal to the monthly contribution for his or her health insurance.

Executive Retention Bonuses

On February 23, 2023, the compensation committee of Magenta’s board of directors approved retention incentive bonus payments to each of Stephen Mahoney, Thomas Beetham and Lisa Olson pursuant to Magenta’s Senior Executive Cash Incentive Bonus Plan equal to the pro rata amount of (i) 125% of his or her base salary for calendar year 2023, plus (ii) 125% of his or her target bonus for calendar year 2023, each subject to a maximum potential bonus of $586,389, $569,373 and $371,422, respectively. Each such retention bonus will be paid on the earlier of (a) the completion of a merger or a similar change in control of Magenta, (b) the completion of a liquidation of Magenta, (c) the date that the Magenta executive officer is terminated not for cause (as defined in his or her employment agreement) or (d) the date that the Magenta compensation committee otherwise determines.

In addition, on February 23, 2023, the Magenta compensation committee also approved an additional retention bonus for Lisa Olson equal to 75% of the difference between the amount Dr. Olson would be entitled to receive in the event her employment is terminated by Magenta (i) without cause or she resigns for good reason, each during the three months before through 12 months following a change in control, and (ii) without cause or she resigns for good reason not during such change in control period, up to a cap of $171,000. The additional bonus is payable to Dr. Olson if (a) she is terminated by Magenta not for cause, (b) a change in control occurs prior to the end of calendar year 2023, and (c) Dr. Olson is not otherwise entitled to the payments described in her employment agreement for (x) being terminated by Magenta without cause or (y) resigning for good reason, in each case during the change of control period.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by Magenta’s charter and bylaws, Magenta has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Magenta’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Magenta. Magenta believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Dianthus’ Directors and Executive Officers in the Merger

In considering the recommendation of the Dianthus board of directors with respect to approving the merger, stockholders should be aware that Dianthus’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Dianthus stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Dianthus was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Dianthus stockholders approve the merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of May 2, 2023, Dianthus’ current non-employee directors and executive officers beneficially owned, in the aggregate approximately 29.11% of the shares of Dianthus capital stock, which for purposes of this subsection excludes any Dianthus shares issuable upon exercise or settlement of Dianthus stock options held by such individual. Each of Dianthus’ officers, directors and affiliated stockholders have also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 199 of this proxy statement/prospectus.

Certain Dianthus stockholders affiliated with Dianthus’ directors also currently hold shares of Dianthus capital stock. The table below sets forth the ownership of Dianthus capital stock by affiliates of Dianthus’ directors as of May 2, 2023.

Stockholder	Number of Shares of Capital Stock held
Entities affiliated with 5AM(1)	5,751,753
Tellus BioVentures, LLC(2)	5,645,436
Entities affiliated with Fairmount(3)	5,267,757
Viridian, LLC(4)	5,000,000
Entities affiliated with Avidity(5)	4,601,403
Moulder Family 2021 Irrevocable Trust(6)	131,250
Bartlett Family 2021 Irrevocable Trust(7)	131,250
Christopher J. Moulder and Meghan M. Moulder(8)	188,767
Lauren E. Bartlett(9)	188,767

(1)

Consists of (i) 4,026,227 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by 5AM Ventures VII, L.P. (“5AM Ventures”) and (ii) 1,725,526 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by 5AM Opportunities II, L.P. (“5AM Opportunities”). 5AM Partners VII, LLC (“Ventures GP”) is the sole general partner of 5AM Ventures and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures. 5AM Opportunities II (GP), LLC (“Opportunities GP”) is the sole general partner of 5AM Opportunities and may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities. Andrew Schwab and Kush Parmar are the managing members of each of Ventures GP and Opportunities GP and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures and 5AM Opportunities. Each of Ventures GP, Opportunities GP, Kush Parmar and Andrew Schwab disclaims beneficial ownership of such shares, except to the extent of his respective pecuniary interest therein. The principal business address of each of the foregoing persons is c/o 5AM Ventures, 501 2nd Street, Suite 350, San Francisco, CA 94107.

(2)

Consists of (i) 264,583 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Tellus BioVentures, LLC (“Tellus”), (ii) 765,853 Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Tellus and (iii) 4,615,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Tellus. Leon O. Moulder, Jr., is the sole managing member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus. Mr. Moulder disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of Tellus and Mr. Moulder is 10520 Trevi Isle Way, Miromar Lakes, FL 33913.

(3)

Consists of (i) 285,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Fairmount SPV III, LLC (“Fairmount SPV”), (ii) 71,496 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Fairmount Healthcare Fund LP (“Fairmount HF”), (iii) 1,460,210 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Fairmount Healthcare Fund II LP (“Fairmount HF II,” and, together with Fairmount SPV and Fairmount HF, the “Fairmount Funds”), (iv) 102,787 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fairmount HF and (v) 3,348,264 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fairmount HF II. Fairmount Funds Management LLC is the Class A

Member of Fairmount SPV. Fairmount Funds Management LLC has voting and dispositive power over the shares held by Fairmount SPV. Fairmount Funds Management LLC is the investment manager of each of the Fairmount Funds. Peter Harwin and Tomas Kiselak are the managing members of Fairmount Funds Management LLC. Mr. Harwin, Mr. Kiselak, and Fairmount Funds Management LLC disclaim beneficial ownership over the shares, except to the extent of their pecuniary interest therein. The principal business address of each of the foregoing persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania 19428.
(4)

Consists of (i) 4,000,000 shares of Dianthus common stock held by Viridian, LLC (“Viridian”) and (ii) 1,000,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Viridian. Viridian has sole voting and dispositive power over the shares. Peter Harwin, Tomas Kiselak, Jonathan Violin, and Vahe Bedian are the voting members of Viridian. Mr. Harwin, Mr. Kiselak, Mr. Violin and Mr. Bedian disclaim beneficial ownership over the shares, except to the extent of their pecuniary interest therein. The principal business address of Viridian is 221 Crescent Street, Suite 401, Waltham, MA 02453.

(5)

Consists of (i) 2,677,103 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Private Master Fund I LP (“APMF”), (ii) 1,642,700 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Master Fund LP (“AMF”) and (iii) 281,600 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Capital Fund II LP (“ACF,” and, together with APMF and AMF, the “Avidity Funds”). The general partner of each of the Avidity Funds is Avidity Capital Partners Fund (GP) LP, whose general partner is Avidity Capital Partners (GP) LLC. Avidity Partners Management LP is the investment manager of each of the Avidity Funds. Avidity Partners Management (GP) LLC is the general partner of Avidity Partners Management LP. David Witzke and Michael Gregory are the managing members of Avidity Capital Partners (GP) LLC and Avidity Partners Management (GP) LLC. Mr. Witzke and Mr. Gregory may be deemed to have shared voting and investment power over the shares held by each of the Avidity Funds. Each of Mr. Witzke and Mr. Gregory disclaim beneficial ownership of such shares, except to the extent of his respective pecuniary interest therein. The principal business address of each of the foregoing persons is 2828 N. Harwood Street, Suite 1220, Dallas, TX 75201.

(6)

Consists of 131,250 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Moulder Family 2021 Irrevocable Trust. Lauren E. Bartlett is a trustee of the Moulder Family 2021 Irrevocable Trust and an immediate family member of Leon O. Moulder, Jr., director and chair of Dianthus.

(7)

Consists of 131,250 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Bartlett Family 2021 Irrevocable Trust. Christopher J. Moulder is a trustee of the Bartlett Family 2021 Irrevocable Trust and an immediate family member of Leon O. Moulder, Jr., director and chair of Dianthus.

(8)

Consists of (i) 131,250 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Christopher J. Moulder and Meghan M. Moulder and (ii) 57,517 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Christopher J. Moulder and Meghan M. Moulder. Christopher J. Moulder and Meghan M. Moulder are immediate family members of Leon O. Moulder, Jr., director and chair of Dianthus.

(9)

Consists of (i) 131,250 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Lauren E. Bartlett and (ii) 57,517 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Lauren E. Bartlett. Lauren E. Bartlett is an immediate family member of Leon O. Moulder, Jr., director and chair of Dianthus.

Treatment of Dianthus Options

Under the terms of the Merger Agreement, each option to purchase shares of Dianthus common stock that is outstanding and unexercised immediately prior to the effective time under Dianthus’ 2019 Stock Plan, as amended (“Dianthus’ 2019 Plan”) and that, following assumption by Magenta at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Magenta common stock. Magenta will assume Dianthus’ 2019 Plan and each such outstanding option to purchase shares of Dianthus common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Dianthus’ 2019 Plan and the terms of the stock option agreement by which such option to purchase shares of Dianthus common stock is evidenced. The table below sets forth information regarding the Dianthus stock options held as of May 2, 2023 by each of Dianthus’ current executive officers and non-employee directors. The number of shares of common stock underlying such options will be adjusted appropriately to reflect the exchange ratio.

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
Marino Garcia	826,169	$1.70	1,506,547	$1.70
Ryan Savitz	—	$1.84	572,176	$1.84
Edward Carr	110,033	$1.84	330,102	$1.84
Simrat Randhawa	110,033	$1.84	330,102	$1.84
Non-Employee Directors
Paula Soteropoulos	33,010	$1.84	99,031	$1.84
Tomas Kiselak	—	—	—	—
Jonathan Violin	—	—	—	—
Lei Meng	—	—	—	—
Leon O. Moulder, Jr.	—	—	—	—

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 349 of this proxy statement/prospectus certain of Dianthus’ directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Dianthus directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 191 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of Magenta formed by Magenta in connection with the merger, will merge with and into Dianthus, with Dianthus surviving as a wholly owned subsidiary of Magenta.

Merger Consideration and Adjustment

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Magenta common stock equal to the exchange ratio described in more detail in the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on page 178 of this proxy statement/prospectus.

No fractional shares of Magenta common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Magenta common stock resulting from the conversion of shares of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) into the right to receive a number of Magenta common stock equal to the exchange ratio or from the settlement of Dianthus options pursuant to the Merger Agreement (after aggregating all fractional shares of Magenta common stock issuable to such holder) will be rounded to the nearest whole share of Magenta common stock, with no cash being paid for any fractional share of Magenta common stock eliminated by such rounding.

Determination of Magenta’s Net Cash

Pursuant to the terms of the Merger Agreement, Magenta’s “net cash” means, as of the cash determination time (which is as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:

•

Magenta’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Magenta’s SEC filings or Magenta’s balance sheet;

•	certain of Magenta’s prepaid expenses;

•

receivables representing refunds of value added taxes that are expected to be received from taxing authorities in the United Kingdom, net of any amounts that are contested or denied by the applicable governmental authority;

•

$300,000 for each week after May 15, 2023 by which the filing of a Form S-4 is delayed exclusively as a result of Dianthus’ failure to provide the required information, which shall begin accruing on May 16, 2023; and

minus the sum (without duplication) of the following:

•

Magenta’s consolidated short-term and long-term contractual obligations and accrued liabilities, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Magenta’s SEC filings or Magenta’s balance sheet;

•	Magenta’s transaction expenses;

•	Magenta’s change in control payments payable to its employees;

•	Magenta’s liabilities related to its or its subsidiaries’ lease obligations;

•	50% of the aggregate costs associated with obtaining the D&O tail policy contemplated by the Merger Agreement;

•	Magenta’s and its subsidiaries’ taxes for tax periods prior to the closing date; and

•	Magenta’s expense relating to the winding down of its business, including the sale, license or other disposition of any or all of its business.

No later than five business days prior to the anticipated closing date, Magenta will deliver to Dianthus a net cash schedule setting forth, in reasonable detail, Magenta’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by Magenta’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Dianthus will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Magenta (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Magenta’s net cash calculation.

If Dianthus disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within three days after the delivery of Dianthus’ dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Magenta and Dianthus. The determination of the amount of net cash made by such auditor shall be final and binding on Magenta and Dianthus.

Magenta’s net cash balance is subject to numerous factors, some of which are outside of Magenta’s control. The actual amount of net cash will depend significantly on the timing of the closing of the merger. In addition, the closing of the merger could be delayed if Magenta and Dianthus are not able to agree upon the amount of Magenta’s net cash as of the cash determination time.

Procedures for Exchanging Stock Certificates

Prior to the closing date, Magenta and Dianthus will select an exchange agent and, at the effective time, Magenta will deposit with the exchange agent evidence of book-entry shares representing the shares of Magenta common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares).

Promptly after the effective time, the exchange agent will mail to each record holder of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Magenta, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Magenta common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Dianthus common stock or Dianthus preferred stock will be canceled.

After the effective time, each certificate representing Dianthus common stock or Dianthus preferred stock that has not been surrendered will represent only the right to receive shares of Magenta common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF DIANTHUS COMMON STOCK OR DIANTHUS PREFERRED STOCK SHOULD NOT SEND IN THEIR DIANTHUS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DIANTHUS STOCK CERTIFICATES.

Effective Time

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Dianthus stockholders and the approval by the Magenta stockholders of the issuance of Magenta common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Magenta and Dianthus and specified in the certificate of merger. Neither Magenta nor Dianthus can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Magenta must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Magenta common stock to Dianthus’ stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Magenta does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) of Dianthus common stock who exchange shares of Dianthus common stock for shares of Magenta common stock pursuant to the merger. This section applies only to persons that hold their Dianthus common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own five percent or more of Dianthus voting shares or five percentor more of the total value of all classes of shares of Dianthus;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of Dianthus common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Dianthus common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in Dianthus as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding Dianthus common stock who exercise dissenters’ rights;

•

persons who acquired their shares of Dianthus common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the merger. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Dianthus common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Dianthus common stock and persons that are treated as partners of such partnerships should consul t their tax advisors as to the particular U.S. federal income tax consequences of the merger to them.

As used herein, a “U.S. holder” is a beneficial owner of Dianthus common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any stat e thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Merger

The parties to the Merger Agreement intend for the merger to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to Dianthus’ obligation or Magenta’s obligation to complete the transactions that the merger so qualify. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a reorganization or that a court would not sustain such a challenge. If the IRS were to challenge the “reorganization” status of the merger successfully, the tax consequences would differ from those set forth in this proxy statement/prospectus. If the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then U.S. holders would be required to recognize gain or loss on their exchange of Dianthus common stock for Magenta common stock.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger will generally be as follows.

Effects of the Merger to U.S. Holders of Dianthus Common Stock

U.S. holders of Dianthus common stock who exchange all of their shares of Dianthus common stock for Magenta common stock generally will not recognize any gain or loss for U.S. federal income tax purposes. Each U.S. holder’s aggregate tax basis in the shares of Magenta common stock received in the merger will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Dianthus common stock surrendered in the merger. The holding period of the shares of Magenta common stock received by a U.S. holder in the merger will include such U.S. holder’s holding period for the shares of Dianthus common stock surrendered in the merger. If a U.S. holder holds different blocks of Dianthus common stock (generally, Dianthus common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Magenta common stock received in the merger.

This discussion of U.S. federal income tax considerations of the merger is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Magenta’s knowledge or control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your specific situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Nasdaq Stock Market Listing

Shares of Magenta common stock are currently listed on Nasdaq under the symbol “MGTA.” Magenta has agreed to use commercially reasonable efforts to cause the shares of Magenta common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time.

In addition, under the Merger Agreement, each of Magenta’s and Dianthus’ obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of Magenta common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger.

If the Nasdaq listing application is accepted, Magenta anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “DNTH.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split.

Anticipated Accounting Treatment

The merger is expected to be treated by Magenta as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Dianthus is considered to be acquiring the assets and liabilities of Magenta in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Dianthus’ equity holders will own a substantial majority of the voting rights in the combined company; (ii) Dianthus’ largest stockholder will retain the largest interest in the combined company; (iii) Dianthus will designate a majority (six of eight) of the initial members of the board of directors of the combined company; and (iv) Dianthus’ executive management team will become the management of the combined company. The combined company will be named Dianthus Therapeutics, Inc. and be headquartered in New York, NY. Accordingly, the merger is expected to be treated as the equivalent of Dianthus issuing stock to acquire the net assets of Magenta. As a result of the merger, the net assets of Magenta will be stated at fair value, which approximates carrying value , with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Dianthus. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Magenta stockholders are not entitled to appraisal rights in connection with the merger. Dianthus stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Dianthus stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex I in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex I. Failure to follow precisely any of the statutory procedures set forth in Annex I may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Dianthus stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the merger is completed, within ten days after the effective date of the merger, Dianthus will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Dianthus capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Dianthus within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Dianthus of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Dianthus capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Dianthus Therapeutics, Inc., 7 Times Square, 43rd Floor, New York, NY 10036. and should be executed by, or on behalf of, the record holder of shares of Dianthus capital stock.

ALL DEMANDS MUST BE RECEIVED BY DIANTHUS WITHIN 20 DAYS AFTER THE DATE DIANTHUS MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Dianthus capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Dianthus capital stock.

To be effective, a demand for appraisal by a holder of shares of Dianthus capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Dianthus. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Dianthus capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Dianthus. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Dianthus capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Dianthus, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Dianthus capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Magenta, Dianthus or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Magenta and Merger Sub, on the one hand, and Dianthus, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Magenta and Dianthus do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Magenta or Dianthus, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Magenta, Merger Sub and Dianthus and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of Magenta formed by Magenta in connection with the merger, will merge with and into Dianthus, with Dianthus surviving as a wholly owned subsidiary of Magenta.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Dianthus stockholders and the approval by the Magenta stockholders of the issuance of Magenta common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Magenta and Dianthus and specified in the certificate of merger. Neither Magenta nor Dianthus can predict the exact timing of the consummation of the merger.

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Magenta common stock equal to the exchange ratio described in more detail below.

No fractional shares of Magenta common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Magenta common stock resulting from the conversion of shares of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) shall be issued as follows: (i) one share of Magenta common stock if the aggregate amount of fractional shares of Magenta common stock of any individual holder of Dianthus capital stock if upon conversion is equal to or exceeds 0.50 or (ii) no shares of Magenta common stock if the aggregate amount of fractional shares of Magenta common stock of any individual holder of Dianthus capital stock if upon conversion is equal to or is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Magenta and Dianthus securityholders a percentage of the combined company. Based on Magenta’s and Dianthus’ capitalization as of May 2, 2023, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 3.88x shares of Magenta common stock. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time (and as a result, Magenta securityholders could own more, and Dianthus securityholders (including, for this purpose, investors in the Dianthus pre-closing financing) could own less, or vice versa, of the combined company).

Based on the estimates set forth above, with giving effect to the Dianthus pre-closing financing, and certain other assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million, immediately following the completion of the merger, Magenta securityholders would own approximately 21.3% of the capital stock of the combined company post-merger, and Dianthus securityholders, including shares of Dianthus common stock and Dianthus warrants purchased in the Dianthus pre-closing financing, would own approximately 78.7% of the capital stock of the combined company post-merger. For more information on the Dianthus pre-closing financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 200 in this proxy statement/prospectus.

The exchange ratio formula is the quotient obtained (rounded to eight decimal places) by dividing the number of Dianthus merger shares (defined below) by the Dianthus outstanding shares (defined below), in which:

•	“Aggregate valuation” means the sum of (i) the Dianthus valuation plus (ii) the Magenta valuation.

•	“Dianthus allocation percentage” means the percentage (rounded to eight decimal places) determined by subtracting the Magenta allocation percentage from 100%.

•	“Dianthus merger shares” means the product determined by multiplying (i) the post-closing Magenta shares by (ii) the Dianthus allocation percentage.

•

“Dianthus outstanding shares” means the total number of shares of Dianthus common stock outstanding immediately prior to the effective time, including all shares of Dianthus common stock and Dianthus warrants issued in connection with the Dianthus pre-closing financing, expressed on a fully-diluted and as-converted to Dianthus common stock basis and assuming, without limitation or duplication, (i) the exercise in full of all Dianthus options outstanding as of immediately prior to the effective time that are not cancelled at the effective time (and excluding any unvested Dianthus options that are forfeited at the effective time), (ii) the exercise in full of all Dianthus warrants outstanding as of immediately prior to the effective time and (iii) the issuance of shares of Dianthus common stock in respect of all other derivative securities of Dianthus outstanding as of immediately prior to the effective time.

•	“Dianthus valuation” means (i) $225,000,000 plus (ii) the amount of proceeds actually received by Dianthus in connection with the Dianthus pre-closing financing prior to the effective time.

•	“Lower Magenta net cash amount” means if Magenta’s net cash is less than $59,500,000, then the amount by which the net cash is less than $60,000,000.

•	“Upper Magenta net cash amount” means if Magenta’s final net cash is more than $60,500,000, then the amount by which the net cash is more than $60,000,000.

•	“Magenta allocation percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the Magenta valuation by (ii) the aggregate valuation.

•

“Magenta outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement (including, without limitation, the effects of the reverse stock split), the total number of shares of Magenta common stock outstanding immediately prior to the effective time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all Magenta options, warrants, or rights to receive shares of Magenta common stock, whether conditional or unconditional, outstanding as of immediately prior to the effective time and (ii) the settlement of all Magenta restricted stock units outstanding as of immediately prior to the effective time; provided that out of the money Magenta options or performance based restricted stock units for which the performance condition has not been met as of the effective time shall be excluded from such total.

•	“Magenta valuation” means $80,000,000 minus the Lower Magenta net cash amount (if any), plus the Upper Magenta net cash amount (if any).

•	“Post-closing Magenta shares” mean the quotient determined by dividing (i) the Magenta outstanding shares by (ii) the Magenta allocation percentage.

The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of May 2, 2023 using a stipulated value of Dianthus of approximately $295.0 million (including the Dianthus pre-closing financing) and of Magenta of approximately $80.0 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Calculation of Magenta’s Net Cash

Pursuant to the terms of the Merger Agreement, Magenta’s “net cash” means, as of the cash determination time (which is as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:

•

Magenta’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Magenta’s SEC filings or Magenta’s balance sheet;

•	certain Magenta prepaid expenses;

•

receivables representing refunds of value added taxes that are expected to be received from taxing authorities in the United Kingdom, net of any amounts that are contested or denied by the applicable governmental authority;

•

$300,000 for each week after May 15, 2023 by which the filing of a Form S-4 is delayed exclusively as a result of Dianthus’ failure to provide the required information, which shall begin accruing on May 16, 2023; and

minus the sum (without duplication) of the following:

•

Magenta’s consolidated short-term and long-term contractual obligations and accrued liabilities, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Magenta’s SEC filings or Magenta’s balance sheet;

•	Magenta’s transaction expenses;

•	Magenta’s change in control payments payable to its employees;

•	Magenta’s liabilities related to its or its subsidiaries’ lease obligations;

•	50% of the aggregate costs associated with obtaining the D&O tail policy contemplated by the Merger Agreement;

•	Magenta’s and its subsidiaries’ taxes for tax periods prior to the closing date; and

•	Magenta’s expense relating to the winding down of its business, including the sale, license or other disposition of any or all of its business.

No later than five business days prior to the anticipated closing date, Magenta will deliver to Dianthus a net cash schedule setting forth, in reasonable detail, Magenta’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by Magenta’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Dianthus will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Magenta (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Magenta’s net cash calculation.

If Dianthus disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within three days after the delivery of Dianthus’ dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Magenta and Dianthus. The determination of the amount of net cash made by such auditor shall be final and binding on Magenta and Dianthus.

Magenta’s net cash balance is subject to numerous factors, some of which are outside of Magenta’s control. The actual amount of net cash will depend significantly on the timing of the closing of the merger. In addition, the closing of the merger could be delayed if Magenta and Dianthus are not able to agree upon the amount of Magenta’s net cash as of the cash determination time.

Treatment of Dianthus Options

Under the terms of the Merger Agreement, each option to purchase shares of Dianthus common stock that is outstanding and unexercised immediately prior to the effective time and that, following assumption by Magenta at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be assumed and converted into an option to purchase shares of Magenta common stock. Magenta will assume Dianthus’ 2019 Plan.

Accordingly, from and after the effective time: (i) each outstanding Dianthus stock option assumed by Magenta may be exercised solely for shares of Magenta common stock; (ii) the number of shares of Magenta common stock subject to each outstanding Dianthus stock option assumed by Magenta will be determined by multiplying (A) the number of shares of Dianthus common stock that were subject to such Dianthus stock option assumed by Magenta, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Magenta common stock; and (iii) the per share exercise price of each Dianthus stock option assumed by will be determined by dividing (A) the per share exercise price of such Dianthus stock option, as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Dianthus stock option assumed by Magenta will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Dianthus stock option will otherwise remain unchanged.

However, to the extent provided under the terms of a Dianthus stock option assumed by Magenta in accordance with the terms of the Merger Agreement, such Dianthus stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Magenta common stock subsequent to the effective time. In addition, the Magenta board of directors or a committee thereof will succeed to the authority and responsibility of the Dianthus board of directors or any committee thereof with respect to each Dianthus option assumed by Magenta in accordance with the terms of the Merger Agreement.

Treatment of Dianthus Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of Dianthus capital stock (including any pre-funded Dianthus warrant issued pursuant to the Dianthus pre-closing financing) that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be converted into a warrant to purchase shares of Magenta common stock.

Accordingly, from and after the effective time: (i) each outstanding Dianthus warrant assumed by Magenta may be exercised solely for shares of Magenta common stock; (ii) the number of shares of Magenta common stock subject to each outstanding Dianthus warrant assumed by Magenta will be determined by multiplying (A) the number of shares of Dianthus common stock, or the number of shares of Dianthus preferred stock issuable upon exercise of the Dianthus warrant, as applicable, that were subject to such Dianthus warrant, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Magenta common stock; and (iii) the per share exercise price for the Magenta common stock issuable upon exercise of each Dianthus warrant assumed by Magenta will be determined by dividing (A) the per share exercise price of Magenta common stock subject to such Dianthus warrant as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Dianthus warrant assumed by Magenta will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Dianthus warrant will otherwise remain unchanged.

However, to the extent provided under the terms of a Dianthus warrant assumed by Magenta in accordance with the terms of the Merger Agreement, such Dianthus warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Magenta common stock subsequent to the effective time. In addition, the Magenta board of directors or a committee thereof will succeed to the authority and responsibility of the Dianthus board of directors or any committee thereof with respect to each Dianthus warrant assumed by Magenta in accordance with the terms of the Merger Agreement.

Treatment of Magenta Common Stock, Magenta Options and Magenta RSUs

Each share of Magenta common stock issued and outstanding at the time of the merger will remain issued and outstanding. In addition, each option to purchase shares of Magenta common stock (each, a “Magenta option”) that is outstanding immediately prior to the effective time, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms, provided that (i) each unexpired, unexercised and unvested Magenta option shall be accelerated in full immediately prior to the effective time and (ii) each Magenta option that has an exercise price per share equal to or less than $2.00, is unexpired and unexercised as of the effective time, and is held by a current employee, director or consultant of Magenta as of the effective time, shall remain outstanding and exercisable until the three year anniversary of the closing date (or, if earlier, the original expiration date of such Magenta option).

Each Magenta restricted stock unit (each a “Magenta RSU”) that is outstanding immediately prior to the effective time, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms, provided that (i) each outstanding and unvested Magenta RSU that vests solely on the basis of time shall be accelerated in full immediately prior to the effective time and (ii) each holder of outstanding and unsettled Magenta RSUs that vest solely on the basis of time shall receive, immediately prior to the effective time, a number of shares of Magenta common stock equal to the number of vested and unsettled shares underlying such Magenta RSUs. The number of shares of Magenta common stock underlying such Magenta options and Magenta RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of Magenta common stock, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million. For more information on the impact of the Dianthus pre-closing financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 200 of this proxy statement/prospectus.

Procedures for Exchanging Dianthus Stock Certificates

Prior to the closing date, Magenta will select an exchange agent and, at the effective time, Magenta will deposit with the exchange agent evidence of book-entry shares representing the shares of Magenta common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Dianthus common stock or Dianthus preferred stock.

Promptly after the effective time, the exchange agent will mail to each record holder of Dianthus common stock of Dianthus preferred stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Magenta, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Magenta common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Dianthus common stock or Dianthus preferred stock will be canceled.

After the effective time, each certificate representing Dianthus common stock or Dianthus preferred stock that has not been surrendered will represent only the right to receive shares of Magenta common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF DIANTHUS COMMON STOCK OR DIANTHUS PREFERRED STOCK SHOULD NOT SEND IN THEIR DIANTHUS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DIANTHUS STOCK CERTIFICATES.

Directors and Officers of Magenta Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Magenta who will not continue as directors or officers of Magenta following the consummation of the merger will resign effective as of the closing of the merger. Effective as of the effective time, the Magenta board of directors will consist of a total of eight directors, two of whom will be designated by Magenta and six of whom will be designated by Dianthus. Magenta has designated Alison Lawton and Anne McGeorge to serve as members of the Magenta board of directors and Dianthus has designated Marino Garcia, Tomas Kiselak, Lei Meng, Leon O. Moulder, Jr., Paula Soteropoulos and Jonathan Violin to serve as members of the Magenta board of directors.

In addition, upon the closing of the merger, Marino Garcia will serve as Chief Executive Officer and President, Simrat Randhawa will serve as Chief Medical Officer, Ryan Savitz will serve as Chief Financial Officer and Edward Carr will serve as Chief Accounting Officer.

Amendment of the Amended and Restated Certificate of Incorporation of Magenta

Magenta agreed to amend its amended and restated certificate of incorporation to (i) effect the proposed reverse stock split and (ii) change Magenta’s name to “Dianthus Therapeutics, Inc.”

Potential Asset Sale

Magenta is entitled, but under no obligation, to sell, license, transfer, dispose or monetize any of its pre-merger assets, tangible and intangible, including, without limitation, those primarily used in or primarily related to its MGTA-145 program, MGTA-45 program, MGTA-117 antibody, the E478 technology or the Igenica patent portfolio, which Magenta or any of its subsidiaries owned or had rights to, as of immediately prior to May 2, 2023, the date of the Merger Agreement (collectively, “Magenta’s pre-merger assets” and each such transaction, a “Magenta asset sale”).

In April 2023, Magenta entered into asset purchase agreements related to each of (i) MGTA-145, (ii) MGTA-45 and (iii) the CD117 antibodies, including the clinical antibody that was used with MGTA-117. Each asset purchase agreement includes upfront cash consideration and a potential milestone payment for achievement of a certain milestone.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Magenta and Dianthus for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	due organization;

•	subsidiaries;

•	organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•

votes required for completion of the merger and approval of the proposals that will come before the Magenta special meeting of stockholders and that will be the subject of the Dianthus stockholder approval;

•

except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	capitalization;

•	financial statements and, with respect to Magenta, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	financial advisors fees;

•	certain transactions or relationships with affiliates;

•	with respect to Magenta, the valid issuance in the merger of Magenta common stock; and

•	privacy and data security.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Magenta and Dianthus to complete the merger.

Covenants; Conduct of Business Pending the Merger

Magenta has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Dianthus has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Magenta and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Magenta has also agreed that, subject to certain limited exceptions, without the consent of Dianthus, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Magenta common stock from terminated employees, directors or consultants of Magenta);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Magenta common stock issued upon the valid exercise of outstanding Magenta options or Magenta RSUs); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other similar organizational documents of Magenta or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment;

•

adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any officer, employee or consultant;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

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other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

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waive, settle or compromise any pending or threatened legal proceeding against Magenta or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Magenta or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Magenta or any of its subsidiaries;

•

delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;

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(A) materially change pricing or royalties or other payments set or charged by Magenta or any of subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Magenta or any of subsidiaries;

•	enter into, amend or terminate any of Magenta’s material contracts; or

•	agree, resolve or commit to do any of the foregoing.

Dianthus has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Magenta shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Dianthus will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Dianthus has also agreed that, subject to certain limited exceptions, without the consent of Magenta, it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger

Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Dianthus);

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except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Dianthus or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of Dianthus or its subsidiaries (except for shares of outstanding Dianthus common stock issued upon the valid exercise or settlement of Dianthus options or warrants in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Dianthus or its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

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other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreements, plans or arrangements to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code; pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on May 2, 2023, the date of the Merger Agreement, pursuant to any such agreements, plans or arrangements disclosed to Magenta), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase the severance or change of control benefits offered to any of its current or new directors, employees or consultants; or hire any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act; provided, that Dianthus may, in its sole discretion, replace a departing executive officer, other than its Chief Executive Officer, Chief Financial Officer or Chief Medical Officer;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

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sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by Dianthus, other than pursuant to non-exclusive licenses in the ordinary course of business;

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other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

•

waive, settle or compromise any pending or threatened legal proceeding against Dianthus, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Dianthus or any equitable relief on, or the admission of wrongdoing by Dianthus;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by Dianthus (other than in the ordinary course of business);

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•	enter into, amend or terminate any of Dianthus’ material contracts;

•

materially change pricing or royalties or other payments set or charged by Dianthus or its subsidiaries to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons or entities who have licensed intellectual property to Dianthus or its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Contingent Value Rights

Prior to the effective time, Magenta will declare a distribution to its common stockholders of record of the right to receive one CVR for each outstanding share of Magenta common stock held by such stockholder as of such date. Each CVR will entitle the holder of the CVR to receive certain net proceeds, if any, received in connection with a Magenta asset sale, subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 201 in this proxy statement/prospectus. The record date for such distribution will be the close of business on the day on which the effective time occurs and the payment date will be three business days after the effective time; provided that the payment of such dividend may be conditioned upon the occurrence of the effective time. In connection with such dividend, Magenta will cause the CVR Agreement to be duly authorized, executed and delivered by Magenta and a rights agent jointly selected by Magenta and Dianthus.

Non-Solicitation

Each of Magenta and Dianthus have agreed that, except as described below, Magenta and Dianthus and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to led to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal;

•	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Dianthus, on the one hand, or Magenta on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Dianthus or any of its affiliates, on the one hand, or by or on behalf of Magenta or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than a Magenta asset sale or the Dianthus pre-closing financing.

An “Acquisition Transaction” means any transaction or series of related transactions (other than a Magenta asset sale) involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Magenta, Dianthus or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Magenta, Dianthus or Merger Sub or any of their respective subsidiaries or (iii) in which Magenta, Dianthus or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries (except, in the case of Dianthus, the Dianthus pre-closing financing); or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Magenta, Dianthus or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Magenta stockholders or Dianthus stockholders required to consummate the merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above;

•

such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

•

at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;

•

such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Magenta and Dianthus; and

•

at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or in violation, of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Magenta agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Magenta board of directors in a manner adverse to Dianthus (each, a “Magenta board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Magenta special meeting by the necessary vote of Magenta stockholders, if Magenta has received a bona fide written Superior Offer, the Magenta board of directors may make a Magenta board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:

•

the Magenta board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Magenta board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Magenta has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with Dianthus in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Dianthus has delivered to Magenta a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Magenta board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Magenta board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Dianthus receives written notice from Magenta confirming that the Magenta board of directors has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Magenta board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Dianthus will be entitled to deliver to Magenta one or more counterproposals to such Acquisition Proposal and Magenta will, and will cause its representatives to, negotiate with Dianthus in good faith (to the extent Dianthus desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration that Magenta’s stockholders would receive as a result of such potential Superior Offer), Magenta will be required to provide Dianthus with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Magenta board of directors must not make a Magenta board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Under the Merger Agreement, subject to certain exceptions described below, Dianthus agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Dianthus board of directors in a manner adverse to Magenta (referred to in this proxy statement/prospectus as a Dianthus board recommendation change).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of Dianthus stockholders, if Dianthus has received a bona fide written Superior Offer, the Dianthus board of directors may make a Dianthus board recommendation change if, but only if, but only if, following the receipt of and on account of such Superior Offer:

•

the Dianthus board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Dianthus board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Dianthus has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Magenta in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Magenta has delivered to Dianthus a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the Dianthus board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Dianthus board recommendation change would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Magenta receives written notice from Dianthus confirming that the Dianthus board of directors has determined to change its recommendation at least four business days in advance of the Dianthus board recommendation change, which notice must include a description in reasonable detail of the reasons for such Dianthus board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Magenta will be entitled to deliver to Dianthus one or more counterproposals to such Acquisition Proposal and Dianthus will, and will cause its representatives to, negotiate with Magenta in good faith (to the extent Magenta desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Dianthus stockholders would receive as a result of such potential Superior Offer), Dianthus will be required to provide Magenta with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Dianthus board of directors will not make a Dianthus board recommendation change prior to the end of such required notice period as so extended (it being understood that there may be multiple extensions).

Required Stockholder Approvals

Magenta is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Magenta common stock for the purpose of considering and voting to approve the Merger Agreement and the transactions contemplated thereby (including the merger) and, if deemed necessary by Magenta, Dianthus and Merger Sub, an amendment to Magenta’s charter to effect the reverse stock split (collectively, the “merger proposals”) and against any competing proposals pursuant to the terms of the Merger Agreement. The Magenta special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Dianthus is required to obtain the approval by written consent from (i) the holders of a majority of the outstanding shares of Dianthus common stock, voting as a single class on an as-converted basis and (ii) the holders of 55% of the outstanding shares of Dianthus preferred stock, voting as a separate class on an as-converted basis, and (iii) the holders of a majority of the outstanding shares of Dianthus Series A preferred stock, voting as a separate class, in each case, to (x) adopt and approve the Merger Agreement and the merger or the transactions contemplated thereby (including the merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the merger, they are not entitled to appraisal rights with respect to their shares in connection with the merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Reasonably promptly following receipt of such consents, Dianthus will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

Each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Dianthus, Magenta and Merger Sub shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the merger under any applicable foreign law relating to antitrust or competition matters, no later than 10 business days after the date Dianthus and Magenta receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other governmental authority that a filing is required in connection with antitrust or competition matters.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, Magenta and the surviving corporation in the merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time, a director or officer of Magenta or Dianthus, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Magenta or of Dianthus, whether asserted or claimed prior to, at or after the effective time. From and after the effective time, Magenta and the surviving corporation in the merger will also fulfill Magenta’s and Dianthus’ indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the effective time, a director or officer of Magenta or Dianthus.

The Merger Agreement also provides that the provisions of Magenta’s charter and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Magenta that are presently set forth in Magenta’s charter and bylaws will not be amended modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of Magenta, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the surviving corporation will contain, and Magenta will cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Magenta’s charter and bylaws.

From and after the effective time, Magenta will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Magenta. In addition, Magenta will secure and purchase a six year “tail policy” on Magenta’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing.

Additional Agreements

Each of Magenta and Dianthus has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Magenta and Dianthus have further agreed that:

•	Magenta will use its commercially reasonable efforts to cause the shares of Magenta common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time.

•

Magenta will keep Dianthus reasonably informed regarding any stockholder litigation against Magenta or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. Magenta will (i) give Dianthus the opportunity to participate in, but not control, the defense, settlement or prosecution of any such litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), (ii) consult with Dianthus with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Dianthus’ advice with respect to such litigation.

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the merger.

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of Magenta common stock in connection with the merger or any of the other transactions contemplated by the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Magenta common stock by any applicable state securities commissioner or court of competent jurisdiction;

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•

(i) the holders of a majority of the outstanding shares of Dianthus common stock, voting as a single class on an as-converted basis and (ii) the holders of 55% of the outstanding shares of Dianthus preferred stock, voting as a separate class on an as-converted basis, and (iii) the holders of a majority of the outstanding shares of Dianthus Series A preferred stock, voting as a separate class, must have adopted and approved the Merger Agreement and the transactions contemplated thereby by written consent (the “Dianthus stockholder approval”);

•

the holders of the shares of Magenta common stock constituting a majority of the votes properly cast at the Magenta special meeting must have approved the Merger Agreement and the transactions contemplated thereby, and, if Dianthus, Magenta and Merger Sub deem necessary, an amendment to Magenta’s charter to effect the proposed reverse stock split (the “Magenta stockholder approval”);

•

the approval of the listing of the additional shares of Magenta common stock on Nasdaq will have been obtained and the shares of Magenta common stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq; and

•	the lock-up agreements executed by certain stockholders of Dianthus and Magenta will continue to be in full force and effect as of immediately following the effective time.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing.

In addition, the obligation of Magenta and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required and financial advisors of Dianthus in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding certain capitalization matters of Dianthus in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of the other party in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Dianthus (without giving effect to any references therein to materiality qualifications);

•

Dianthus shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time;

•	Magenta shall have received certain customary documentation and certifications from Dianthus;

•

there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Dianthus or its subsidiaries, taken as a whole; provided that effects, changes, events, circumstances or developments arising from the following will not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Dianthus and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Dianthus and its subsidiaries operate):

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•	the taking of any action, or the failure to take any action, by Dianthus that is required to comply with the terms of the Merger Agreement;

•

any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person or entity in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Dianthus and its subsidiaries operate; or

•	any change in the cash position of Dianthus and its subsidiaries which results from operations in the ordinary course of business.

•	Dianthus shall have obtained and delivered the Dianthus stockholder written consent; and

•

the subscription agreement shall be in full force and effect and cash proceeds of not less than $70 million shall have been received by Dianthus, or will be received by Dianthus substantially simultaneously with the closing of the merger, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

In addition, the obligation of Dianthus to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required and financial advisors of Magenta in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of Magenta in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate, or such variances arising solely due to the transactions contemplated under the subscription agreement;

•

the remaining representations and warranties of Magenta in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Magenta (without giving effect to any references therein to materiality qualifications);

•

there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Magenta and its subsidiaries, taken as a whole; provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Magenta and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Magenta and its subsidiaries operate):

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•

any change in the stock price or trading volume of Magenta common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Magenta common stock may be taken into account in determining whether a material adverse effect with respect to Magenta has occurred, unless such effects are otherwise excepted from such determination pursuant to the terms of the Merger Agreement);

•	the taking of any action, or the failure to take any action, by Magenta that is required to comply with the terms of the Merger Agreement;

•	any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person or entity in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	general economic or political conditions or conditions generally affecting the industries in which Magenta and its subsidiaries operate;

and, notwithstanding the foregoing, a delisting of the Magenta common stock on Nasdaq shall constitute such a material adverse effect.

•

Magenta shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	Dianthus shall have received certain customary documentation and certifications from Dianthus.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

(a)	by mutual written consent of Magenta and Dianthus;

(b)

by either Magenta or Dianthus, if the merger has not been consummated by November 2, 2023 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before November 2, 2023 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days by either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days following November 2, 2023;

(c)

by either Magenta or Dianthus, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the transactions contemplated by the Merger Agreement;

(d)

by Magenta, if the Dianthus stockholder approval has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Magenta once Dianthus obtains such stockholder approval;

(e)

by either Magenta or Dianthus, if the Magenta special meeting has been held and completed and Magenta stockholders have taken a final vote on the merger proposals set forth herein to be considered at the Magenta special meeting, and such proposals have not been approved by the Magenta stockholders; provided that Magenta may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Magenta stockholders was caused by the action or failure to act of Magenta and such action or failure to act constitutes a material breach by Magenta of the Merger Agreement;

(f)

by Dianthus, at any time prior to obtaining the approval by Magenta stockholders of the merger proposals set forth herein to be considered at the Magenta special meeting, if any of the following circumstances shall occur:

•

Magenta fails to include in this proxy statement/prospectus the Magenta board of directors’ recommendation that Magenta stockholders vote to approve the merger proposals set forth herein to be considered at the Magenta special meeting;

•	the Magenta board of directors, or any committee thereof, makes a Magenta board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•	Magenta enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(g)	by Magenta, at any time prior to obtaining the Dianthus stockholder approval, if any of the following circumstances shall occur:

•	the Dianthus board of directors makes a Dianthus board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•	Dianthus enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

(h)

by Dianthus, if Magenta or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Magenta has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Dianthus is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Dianthus to Magenta or Merger Sub and Dianthus’ intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Magenta or Merger Sub is cured prior to such termination becoming effective);

(i)

by Magenta, if Dianthus has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Dianthus has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Magenta is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Magenta to Dianthus and Magenta’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Dianthus is cured prior to such termination becoming effective); or

(j)

by Magenta (at any time prior to obtaining the Magenta stockholder approval), upon the Magenta board of directors authorizing Magenta to enter into a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a superior offer, subject to certain conditions.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by Magenta

Magenta must pay Dianthus a termination fee of $13.3 million if (i) the Merger Agreement is terminated by Magenta or Dianthus pursuant to clause (e) above or by Dianthus pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the Magenta special meeting, an Acquisition Proposal with respect to Magenta will have been publicly announced, disclosed or otherwise communicated to the Magenta board of directors (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (e) above, within 12 months after the date of such termination, Magenta enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Magenta must reimburse Dianthus for expenses incurred by Dianthus in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.5 million if Dianthus terminates the Merger Agreement pursuant to clause (h) above.

Termination Fees Payable by Dianthus

Dianthus must pay Magenta a termination fee of $13.3 million if (i) the Merger Agreement is terminated by Magenta pursuant to clause (d) or (g) above, (ii) at any time after the date of the Merger Agreement and before obtaining the Dianthus stockholder approval, an Acquisition Proposal with respect to Dianthus will have been publicly announced, disclosed or otherwise communicated to the Dianthus board of directors (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (d) above, within 12 months after the date of such termination, Dianthus enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Dianthus must reimburse Magenta for expenses incurred by Magenta in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.5 million if Magenta terminates the Merger Agreement pursuant to clause (g) or (i) above.

Amendment and Waiver

The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Dianthus, Merger Sub and Magenta. Such amendment requires the approval of the respective boards of directors of Dianthus, Merger Sub and Magenta at any time, except that after the Merger Agreement has been adopted and approved by the Dianthus stockholders or Magenta stockholders, no amendment which by law requires further approval by the Dianthus stockholders or Magenta stockholders, as the case may be, may be made without such further approval.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “—Termination and Termination Fees” beginning on page 196 of this proxy statement/prospectus, and except that Dianthus and Magenta will share equally in any fees and expenses incurred in relation to the Nasdaq fees associated with the continued listing of Magenta’s securities on Nasdaq and the initial listing application.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce Magenta to enter into the Merger Agreement, certain Dianthus stockholders are parties to support agreements with Magenta and Dianthus pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Dianthus stockholder, has agreed to vote all of such stockholder’s shares of Dianthus capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Dianthus stockholders also agreed to vote against any competing Acquisition Proposal with respect to Dianthus.

These Dianthus stockholders have also granted Dianthus an irrevocable proxy to vote their respective shares of Dianthus capital stock in accordance with the support agreements. These Dianthus stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of May 2, 2023, the Dianthus stockholders that are party to a support agreement with Dianthus and Magenta owned approximately 65.7% of the outstanding shares of Dianthus capital stock. These stockholders own a significant portion of the outstanding shares of Dianthus capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Dianthus stockholders holding a sufficient number of shares of Dianthus capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute a written consent providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Dianthus capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Dianthus capital stock and securities convertible into shares of Dianthus capital stock held by them, or any voting rights with respect thereto, until the earliest to occur of the termination of the Merger Agreement, the completion of the merger, and the termination of the support agreement, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Dianthus capital stock or securities convertible into shares of Dianthus capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Dianthus to enter into the Merger Agreement, certain Magenta stockholders are parties to support agreements with Magenta and Dianthus pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Magenta stockholder, has agreed to vote all of such stockholder’s shares of Magenta capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Magenta stockholders also agreed to vote against any competing Acquisition Proposal with respect to Magenta.

These Magenta stockholders have also granted Magenta an irrevocable proxy to vote their respective shares of Magenta capital stock in accordance with the support agreements. These Magenta stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of May 2, 2023, the Magenta stockholders that are party to support agreements with Magenta and Dianthus owned approximately 6.9% of the outstanding shares of Magenta capital stock. These stockholders include executive officers and directors of Magenta, as well as certain other stockholders owning a significant portion of the outstanding shares of Magenta capital stock.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Magenta capital stock and securities convertible into shares of Magenta capital stock held by them, or any voting rights with respect thereto, until the earliest to occur of the termination of the Merger Agreement, the completion of the merger, and the termination of the support agreement, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Magenta capital stock or securities convertible into shares of Magenta capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

The foregoing descriptions of the support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D, respectively.

Lock-Up Agreements

Certain of Dianthus’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta’s common stock or any securities convertible into or exercisable or exchangeable for Magenta common stock, currently or thereafter owned, including, as applicable, shares purchased by existing Dianthus stockholders in the Dianthus pre-closing financing, until 180 days after the effective time.

The Dianthus stockholders who have executed lock-up agreements as of May 2, 2023 owned, in the aggregate, approximately 70.3% of the shares of Dianthus’ outstanding capital stock.

Certain of Magenta’s directors have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta’s common stock or any securities convertible into or exercisable or exchangeable for Magenta common stock, currently or thereafter owned, until 180 days after the effective time.

Magenta stockholders who have executed lock-up agreements as of May 2, 2023 owned, in the aggregate, approximately 0.35% of the shares of Magenta common stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex E.

Subscription Agreement

Immediately prior to the execution and delivery of the Merger Agreement, certain new and existing investors of Dianthus entered into a subscription agreement with Dianthus, pursuant to which such investors have agreed to purchase Dianthus common stock or, in lieu thereof, pre-funded warrants, representing an aggregate commitment of $70 million, in the Dianthus pre-closing financing.

The shares of Dianthus common stock and pre-funded warrants that are issued in the Dianthus pre-closing financing will be or will have the right to be, respectively, converted into shares of Magenta common stock in the merger. Accordingly, by approving Proposal No. 1 relating to the merger, Magenta stockholders will also be approving the issuance of shares of Magenta common stock to be issued in exchange for all shares of Dianthus common stock and pre-funded warrants that are sold in the Dianthus pre-closing financing.

The subscription agreement contains customary representations and warranties of Dianthus and also contains customary representations and warranties of the purchasers party thereto.

Each purchaser’s obligation to purchase shares of Dianthus common stock and/or pre-funded warrants from Dianthus pursuant to the subscription agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Dianthus’ representations and warranties in the subscription agreement being true and correct in all respects as of the effective date of the subscription agreement and true and correct in all material respects as of closing date for the Dianthus pre-closing financing, subject to certain exceptions;

•	Dianthus having performed and complied in all material respects with all covenants, agreements, obligations and conditions required to be performed or complied with by it;

•	the issuance of a compliance certificate by the chief executive officer of Dianthus;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;

•

the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement (other than the condition regarding the Dianthus pre-closing financing) and the closing of merger being set to occur immediately following the closing of the Dianthus pre-closing financing;

•	no injunction having been issued prohibiting the consummation of the Dianthus pre-closing financing; and

•	and Dianthus having delivered the registration rights agreement required by the subscription agreement.

Dianthus’ obligation to sell shares of Dianthus common stock to each purchaser pursuant to the subscription agreement is subject to the satisfaction or waiver of certain conditions, including:

•

the representations and warranties made by the purchasers being true and correct as of the effective date of the subscription agreement and true and correct in all material respects as of the closing date of the Dianthus pre-closing financing, subject to certain exceptions;

•	each purchaser having performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by each purchaser;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained; and

•

the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement (other than the condition regarding the Dianthus pre-closing financing) and the closing of merger being set to occur substantially concurrently with the closing of the Dianthus pre-closing financing.

Prior to consummation of the transactions contemplated thereby the subscription agreement may be changed, waived, amended or modified only by a written instrument executed by Dianthus and the purchasers committed to purchase at least a majority of the shares sold in the Dianthus pre-closing financing, provided that each purchaser who has committed to purchase at least $7,500,000 of the Dianthus common stock and pre-funded warrants is included in such majority. The subscription agreement may be terminated upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Dianthus and the purchaser, (iii) if the closing conditions have not been satisfied as of the time required to be so satisfied or waived such that the transactions contemplated by the subscription agreement are not consummated and (iv) if the closing has not occurred on or before November 2, 2023, other than as a result of a willful breach of a purchaser’s obligations under the subscription agreement.

Contingent Value Rights Agreement

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the effective time by Magenta and a rights agent to be designated by Magenta prior to the closing.

As provided in the Merger Agreement, Magenta intends to declare a dividend to its common stockholders of record the right to receive one non-transferable CVR for each outstanding share of Magenta common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Magenta upon the occurrence of certain events within agreed time periods.

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be sold, assigned, transferred, pledged, encumbered or otherwise transferred or disposed of, in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death of a holder thereof by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) as the CVRs may be abandoned in accordance with the terms of the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Magenta or any of its subsidiaries.

The rights agent will maintain an up-to-date register (the “CVR Register”) for the purpose of registering the CVRs and permitted transfers thereof. Magenta’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by Magenta or any of its affiliates.

CVR Payments

Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of the net proceeds, if any, derived from any consideration that is paid to Magenta as a result of a Magenta asset sale during a period of three years following the closing of the merger (the “CVR Term”), net of the following permitted deductions (in each case as calculated in accordance with GAAP in a manner consistent with Dianthus’ accounting practices and the most recently filed annual audited financial statements with the SEC):

•	applicable tax imposed on the gross proceeds;

•

any expenses incurred by Magenta or its affiliates in respect of its performance of the CVR Agreement, or in respect of its performance of any agreement, in connection with any of Magenta’s pre-merger assets;

•	any expenses incurred by Magenta or its affiliates in respect of the negotiation, entry into or the closing of a Magenta asset sale;

•

any losses incurred or reasonably expected to be incurred by Magenta or its affiliates arising out of any third-party claims relating to or in connection with any Magenta asset sale, including indemnification obligations of Magenta or any of its affiliates set forth in a definitive written agreement with respect to a Magenta asset sale;

•	any proceeds in consideration for a Magenta asset sale pursuant to a definitive written agreement included in the final determination of Magenta’s net cash in accordance with the Merger Agreement;

•	any liabilities borne by Magenta or its affiliates pursuant to contracts related to Magenta’s pre-merger assets, including costs arising from the termination thereof; and

•	any liabilities existing or incurred during the CVR Term that would have been required to be included in the calculation of Magenta’s net cash to the extent not already taken into account.

After the CVR Term, no CVR holders will be entitled to any payments under the CVR Agreement.

Obligations of Magenta

Notwithstanding anything to the contrary in the CVR Agreement, Magenta and its affiliates have the power and right to control all aspects of their respective businesses and operations, and, following December 31, 2023, Magenta shall be permitted to take any action in respect of Magenta’s pre-merger assets in order to satisfy any wind-down and termination liabilities of such assets.

Withholding

The CVR Agreement provides that Magenta, in its reasonable discretion as resolved by Magenta’s board, may withhold up to 20% of any payment payable to CVR holders pursuant to the CVR Agreement to provide for the satisfaction of (i) indemnity obligations under any definitive written agreement with respect to a Magenta asset sale in excess of any escrow fund established therein, in each case to the extent not already deducted as permitted deductions and (ii) any loss arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any of Magenta’s pre-merger assets during the CVR Term.

Payment Procedures

No later than 45 days following the end of each calendar quarter of following the closing, Magenta will deliver to the rights agent (or in the case of clause (iv) below, to the rights agent or as the rights agent directs) an amount equal to 80% of the net proceeds for the applicable payment period.

Amendment and Termination of the CVR Agreement

Magenta may, at any time and from time to time, enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs:

•

to evidence the appointment of another person as a successor rights agent and the assumption by any successor rights agent of the covenants and obligations of the rights agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to Magenta and the assumption of any such successor of the covenants of Magenta pursuant to the CVR Agreement;

•

to add to the covenants of Magenta such further covenants, restrictions, conditions or provisions as Magenta and the right agent will consider to be for the protection and benefit of the holders of CVRs, provided that such provisions do not adversely affect the interests of the holders of CVRs;

•	to cure any ambiguity or inconsistency, provided such provisions do not adversely effect interests of the holders of CVRs

•

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that Magenta is not required to produce a prospectus or an admission document in order to comply with applicable law;

•	to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs or (ii) following a transfer of such CVRs to Magenta or its affiliates;

•	as may be necessary or appropriate to ensure that Magenta complies with applicable law; or

•	for the purpose of adding, eliminating or changing any provisions, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the holders of CVRs.

Magenta will (or will cause the rights agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by Magenta and the rights agent, if applicable, of such amendment.

The CVR Agreement will terminate and be of no force or effect, the parties will have no liability thereunder, and the CVRs will expire without any consideration or compensation therefore, upon the expiration of the CVR Term.

Other Provisions of the CVR Agreement

The CVR Agreement also provides, among other things, for:

•	the duties, responsibilities, rights and immunities of the rights agent, and procedures for the resignation or removal of the rights agent and appointment of a successor;

•

a prohibition on Magenta granting any lien, security, interest, pledge or similar interest in any potentially transferrable assets or any CVR proceeds, unless approved by the holders of more than 30% of the then-outstanding CVRs; and

•

the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex F.

Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Magenta Common Stock

The following discussion is a summary of U.S. federal income tax considerations relating to the receipt of the CVRs by Magenta stockholders pursuant to the Contingent Value Rights Agreement. This section applies only to persons that hold their Magenta common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own five percent or more of Magenta voting shares or five percent or more of the total value of all classes of shares of Magenta;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of Magenta common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Magenta common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in Magenta as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding Magenta common stock who exercise dissenters’ rights;

•

persons who acquired their shares of Magenta common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Magenta common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. If you are a partner of a partnership or other pass-through entity holding Magenta common stock, you should consult your tax advisors regarding the tax consequences of the receipt of the CVRs and distributions of Magenta common stock pursuant to the CVRs.

In addition, the following discussion does not address the tax consequences of transactions effectuated before, after or at the same time as the receipt of the CVRs, whether or not they are in connection with the receipt of the CVRs, including, without limitation, the merger and the reverse stock split, except as specifically provided below.

The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein. No ruling from the IRS has been or will be requested in connection with the distribution of the CVRs. Magenta stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

As used herein, a “U.S. holder” is a beneficial owner of Magenta common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Receipt of CVRs by Magenta U.S. Holders

Although the matter is not free from doubt, Magenta intends to treat the receipt of CVRs and the Magenta reverse stock split as separate transactions for U.S. federal income tax purposes, and the following discussion assumes this treatment will be respected.

There is substantial uncertainty as to the tax treatment of CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of the receipt of the CVRs or receipt of payments (if any) pursuant to the CVRs. Based on the specific characteristics of the CVRs, Magenta intends to report the issuance of the CVRs as a distribution of property with respect to its stock. Magenta U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs.

Specifically, Magenta intends to report the issuance of the CVRs to Magenta U.S. Holders as a distribution of property with respect to its stock. Each Magenta U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such Magenta U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the Magenta U.S. Holder’s pro rata share of Magenta’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Magenta U.S. Holder’s basis in its Magenta common stock, and finally as capital gain from the sale or exchange of Magenta common stock with respect to any remaining value. Magenta U.S. Holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend for U.S. federal income tax purposes. Although Magenta will estimate the value of the CVRs for purposes of reporting on Form 1099-DIV to Magenta U.S. Holders, the value of the CVRs is uncertain and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Magenta U.S. Holders could be treated as having additional income or gain upon receipt of the CVRs as described above. A Magenta U.S. Holder’s initial tax basis in such holder’s CVR should equal the fair market value of such CVR on the date of their issuance. The holding period of such CVR should begin on the day after the date of issuance.

As a result of the above treatment, Magenta intends to treat any future payments received by a Magenta U.S. Holder on a CVR as a non-taxable return of such Magenta U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, and payments in excess of such amount as ordinary income.

However, the treatment of such future payments is uncertain and alternative treatments are possible. One such possible treatment is that a CVR could be treated as one or more “debt instruments.” If that were to be the case, then payments received with respect to the CVRs could be treated as payments in repayment of a “debt instrument,” except to the extent interest is imputed under the Code. If those rules were to apply, interest generally should be imputed under complex rules. In such a case, a Magenta U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

It is possible that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Magenta U.S. Holders should not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each

Magenta U.S. Holder’s tax basis in such holder’s Magenta common stock would be allocated between such holder’s Magenta common stock and such holder’s CVRs. The holding period of such CVRs should include the Magenta U.S. Holder’s holding period of such holder’s Magenta common stock. Future payments on a CVR received by a Magenta U.S. Holder could be treated as dividends to the extent of the Magenta U.S. Holder’s pro rata share of Magenta’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Magenta U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value. As discussed above, Magenta does not intend to report the issuance of the CVRs as a distribution of equity and the IRS may disagree with any Magenta U.S. Holder reporting the CVR issuance as a distribution of equity.

It is possible that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs on the closing date cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Magenta U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize income, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the Magenta U.S. Holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received, based on whether the CVRs are treated as a distribution of property or of equity, in accordance with the Magenta U.S. Holder’s regular method of accounting. As discussed above, Magenta does not intend to report the issuance of the CVRs as an open transaction and the IRS may disagree with any Magenta U.S. Holder reporting the CVR issuance as an open transaction.

The CVRs should generally be treated as capital assets for U.S. federal income tax purposes once issued.

Receipt of CVRs by Magenta Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Magenta common stock that is neither a U.S. Holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.

As described above, there is substantial uncertainty as to the tax treatment of CVRs and payments made thereunder. Magenta intends to report the issuance of the CVRs to Magenta Non-U.S. Holders as a distribution of property with respect to its stock. Each Magenta Non-U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such Magenta Non-U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the Magenta Non-U.S. Holder’s pro rata share of Magenta’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Magenta Non-U.S. Holder’s basis in its Magenta common stock, and finally as capital gain from the sale or exchange of Magenta common stock with respect to any remaining value.

Generally, if any portion of the distribution of CVRs made to Non-U.S. Holders is treated as a dividend for U.S. federal income tax purposes (as described above), such dividend will be subject to withholding at a rate of 30% (or at a lower rate under an applicable income tax treaty). Under the terms of the CVR Agreement, Magenta and the rights agent are permitted to deduct all applicable withholding taxes from the distribution of a CVR to a Non-U.S. Holder and from any payments under the CVR to a Non-U.S. Holder. Non-U.S. Holders should be aware that the U.S. federal income tax treatment of payments on the CVR is unclear, as described in more detail above, but Magenta intends to take the position that such payments will be treated as U.S. source income subject to U.S. withholding tax at a 30% rate, or at a lesser treaty rate. Under the CVR Agreement, Magenta and the rights agent are authorized to withhold this tax from payments to Non-U.S. Holders. To the extent that any payments made to a Non-U.S. Holder on a CVR are treated as interest (subject to certain exemptions for amounts treated as “portfolio interest” under the Code) or dividends, such amounts will be subject to U.S. federal withholding tax at a 30% rate, or at a lesser treaty rate.

Subject to the discussions below regarding backup withholding, if the issuance of the CVRs is effectively connected with a Magenta Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Magenta Non-U.S. Holder maintains a permanent establishment in the United States to which the distribution of the CVRs is attributable), the Magenta Non-U.S. Holder will be exempt from U.S. federal withholding tax and the distribution of the CVRs generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Magenta Non-U.S. Holder were a U.S. Holder. To claim the exemption, the Magenta Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution is effectively connected with the Magenta Non-U.S. Holder’s conduct of a trade or business within the United States. A Magenta Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

To the extent that any portion of the issuance of the CVRs is treated as capital gain from the sale or exchange of Magenta common stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by a Magenta Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Magenta Non-U.S. Holder), (ii) in the case of gain realized by a Magenta Non-U.S. Holder that is an individual, such Magenta Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) Magenta is or has been a USRPHC for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Magenta Non-U.S. Holder owned, directly or indirectly, at any time during the five-year period ending on the date of the distribution, more than 5% of the shares of Magenta common stock and such Magenta Non-U.S. Holder is not eligible for any treaty exemption. The shares will be considered “regularly traded” if they are traded on an established securities market located in the United States and are regularly quoted by brokers or dealers making a market in the shares. Magenta believes it is not, and has not been, a USRPHC for U.S. federal income tax purposes. In addition, although not free from doubt, Magenta believes that Magenta common shares currently should be considered to be regularly traded.

This description does not discuss all of the tax considerations that may be applicable to a Non-U.S. Holder of CVRs. Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.

Alternative Treatment of the Receipt of CVRs and the Magenta Reverse Stock Split as a Single Recapitalization

Notwithstanding Magenta’s position that the receipt of CVRs and the Magenta reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the Magenta reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the Magenta reverse stock split would differ from those described above and would depend in part on many of the same considerations described above, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, then a Magenta U.S. Holder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received, and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Magenta shares received in the Magenta reverse stock split (treating fractional shares as received for this purpose), over (B) the Magenta U.S. Holder’s adjusted tax basis in the Magenta common stock surrendered in the Magenta reverse stock split.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

MAGENTA DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following sets forth certain information, as of May 1, 2023, concerning Magenta’s directors and executive officers.

Name	Positions and Offices Held with Magenta	Age
Jeffrey W. Albers	Director	51
Bruce Booth, D. Phil.	Director	49
Thomas O. Daniel, M.D.	Director	69
Alison F. Lawton	Director	61
Anne McGeorge	Director	62
Amy Lynn Ronneberg	Director	49
David T. Scadden, M.D.	Director	70
Michael Vasconcelles, M.D.	Director	59
Thomas Beetham	Chief Legal Officer and Secretary	53
Stephen Mahoney	President, Chief Financial and Operating Officer and Treasurer	52
Lisa Olson, Ph.D.	Head of Research and Chief Scientific Officer	63

Jeffrey W. Albers has served as a member of Magenta’s board of directors since July 2017. Mr. Albers has over 25 years of experience working in the biopharmaceutical industry and bringing important new medicines to patients with cancer and rare diseases. He is currently the Chairman of Blueprint Medicines Corporation and Venture Partner at Atlas Venture. Mr. Albers served as Chief Executive Officer, President and Chairman of Blueprint Medicines Corporation from June 2021 to April 2022 and as Chief Executive Officer, President and director from July 2014 to June 2021. Prior to joining Blueprint Medicines Corporation in July 2014, Mr. Albers was President of Algeta ASA, a Norwegian biotechnology company from January 2012 to April 2014, where he oversaw the commercial and business functions. Prior to Algeta ASA, from July 2005 to November 2011, Mr. Albers was at Genzyme Corporation (“Genzyme”), a biotechnology company that is now a wholly-owned subsidiary of Sanofi S.A., most recently as Vice President of the U.S. hematology and oncology business unit. Mr. Albers serves on the Board of Directors of Blueprint Medicines Corporation, Kymera Therapeutics, Inc. and MOMA Therapeutics. Mr. Albers received a B.S. from Indiana University and an M.B.A. and a J.D. from Georgetown University. Magenta believes that Mr. Albers’ leadership in the life sciences industry qualifies him to serve on Magenta’s board of directors.

Bruce Booth, D.Phil., one of Magenta’s founding investors and board members, has served as a member of Magenta’s board of directors since February 2016. Dr. Booth joined Atlas Venture in 2005, and currently serves as Partner. Previously, from 2004 to 2005, Dr. Booth was a Principal at Caxton Health Holdings L.L.C., a healthcare-focused investment firm, where he focused on the firm’s Venture Capital activities. Prior to Caxton, from 1999 to 2004, he was an Associate Principal at McKinsey & Company, a global strategic management consulting firm, where he advised clients on R&D productivity, corporate strategy and business development issues across the biopharmaceutical sector. Dr. Booth serves on the board of several privately held companies, as well as on the board of AVROBIO Inc., where he is the Chairman, Kymera Therapeutics, Inc., where he is the Chairman and a Co-Founder and Vigil Neuroscience, Inc., where he is Chairman. Dr. Booth previously served on the Board of miRagen Therapeutics, Inc. from 2007 to December 2018, Zafgen, Inc. from 2007 to June 2018 and Unum Therapeutics, Inc. from 2014 to July 2020. Dr. Booth also serves on UCB Pharma’s New Medicines Scientific Advisory Board and participates on several other advisory boards for pharmaceutical companies and academic medical centers. As a British Marshall Scholar, Dr. Booth holds a D.Phil. in molecular immunology from Oxford University’s Nuffield Department of Medicine and a B.S. in biochemistry, summa cum laude, from Pennsylvania State University. Magenta believes Dr. Booth’s extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector qualifies him to serve on Magenta’s board of directors.

Thomas O. Daniel, M.D. has served as a member of Magenta’s board of directors since October 2016. Dr. Daniel has 23 years of experience in biopharmaceutical discovery and development. He is currently

Chairman of Locanabio, Inc., and is a Director at Gossamer Bio, Inc. He was recently a Venture Partner at ARCH Venture Partners from October 2016 through June 2021, and served as Chairman of Research at Celgene Corporation, and as President of Research and Early Development from December 2006 until February 2012, and as Executive Vice President and President of Research and Early Development until December 2015. Previously, he served as Chief Scientific Officer and Director at Ambrx Inc., from August 2003 to November 2006. Dr. Daniel also served as Vice President of Research at Amgen Inc. from August 2002 to April 2003, where he was Research Site Head of Amgen Washington and Therapeutic Area Head of Inflammation. Prior to Amgen Inc.’s acquisition of Immunex Corporation, Dr. Daniel served as Senior Vice President of Discovery Research at Immunex Corporation from May 2000 to August 2002. Dr. Daniel previously served on the boards of Juno Therapeutics, Inc. from July 2015 to March 2018, and Epizyme, Inc. from May 2013 to June 2014. Dr. Daniel is a Trustee of Reed College, serves on the Board of the Alliance for Lupus Research, and advises privately-held biotechnology companies including Brii Biosciences Limited, Epirium Bio, Inc. and Inception Therapeutics. Dr. Daniel serves as Director and Chairman of the Board of Overseers of The Scripps Research Institute. A nephrologist and former academic investigator, Dr. Daniel was previously the C.M. Hakim Professor of Medicine and Cell Biology at Vanderbilt University. He formerly conducted research in the Howard Hughes Medical Institute at UC San Francisco, earned an M.D. from the University of Texas, Southwestern, and completed medical residency at Massachusetts General Hospital. Magenta believes that Dr. Daniel is qualified to serve on Magenta’s board of directors based on his extensive experience in biotechnology research and development and his prior experience as both an executive officer and a director of publicly traded companies.

Alison F. Lawton has served as a member of Magenta’s board of directors since December 2020 and the Chair of Magenta’s board of directors since August 2021. Ms. Lawton is an executive leader with more than 30 years of experience in biopharma. She served as President and Chief Executive Officer of Kaleido Biosciences, Inc. from August 2018 to June 2020, and served as President and Chief Operating Officer from December 2017 to August 2018. Prior to joining Kaleido Biosciences, Inc., Ms. Lawton served as Chief Operating Officer at Aura Biosciences, Inc., an oncology therapeutics company, from January 2015 until December 2017, and, prior to joining Aura, served as a consultant to Aura from March 2014 to December 2014. From January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer at OvaScience Inc., a life sciences company. From 2014 to 2017, Ms. Lawton served as a biotech consultant for various companies, including as Chief Operating Officer consultant at X4 Pharmaceuticals. Prior to that, Ms. Lawton spent more than 20 years in various positions of increasing responsibility including Senior Vice President and General Manager of Biosurgery and prior, Senior Vice President of Market Access at Genzyme Corporation, a global biopharmaceutical company, and subsequently at Sanofi S.A., also a global biopharmaceutical company, following the acquisition of Genzyme by Sanofi in 2011. Additionally, Ms. Lawton previously served two terms as the industry representative on the U.S. Food & Drug Administration’s Cell & Gene Therapy Advisory Committee and as Chairman of the Board of the Regulatory Affairs Professional Society. Ms. Lawton currently serves on the board of directors of ProQR Therapeutics N.V., X4 Pharmaceuticals Inc. and Aeglea Biotherapeutics Inc. and the private companies SwanBio Therapeutics, Inc. and AgBiome, LLC. Ms. Lawton previously served on the boards of directors of Kaleido Biosciences Inc. from August 2018 to October 2020, Verastem, Inc. from November 2012 to May 2020, CoLucid Pharmaceuticals, Inc. from March 2016 until its acquisition by Eli Lilly in March 2017, and Cubist Pharmaceuticals, Inc. from February 2012 to December 2014 prior to its acquisition by Merck & Co. in January 2015. Ms. Lawton holds a B.Sc. in pharmacology from Kings College, University of London. Magenta believes that Ms. Lawton is qualified to serve on Magenta’s board of directors based on her roles on public and private boards of directors as well as her extensive experience in the life sciences industry.

Anne McGeorge has been a member of Magenta’s board of directors since June 2019. Ms. McGeorge has over 35 years of experience providing strategic guidance and operational oversight to health care organizations. Ms. McGeorge is on the adjunct faculty at the University of North Carolina at Chapel Hill. Ms. McGeorge is a Director at The Oncology Institute, Inc. (Nasdaq:TOI), CitiusTech, a private health care technology company, Nimbus Therapeutics, LLC, a private biotech company, CLEAR Insurance, a Cayman based captive insurance company, the National Marrow Donor Program (Be The Match), a 501(c)(3) organization, and is on the advisory board at FCA Healthcare Innovations (formerly Dioko Ventures). Prior to her retirement in July 2017,

Ms. McGeorge worked at Grant Thornton LLP where she routinely advised clients on audit and financial matters relating to the healthcare industry. During her time at Grant Thornton LLP, Ms. McGeorge was Managing Partner of Grant Thornton LLP’s Health Care Industry Practice from January 2006 to July 2017 as well as Global Managing Partner for Grant Thornton International’s Health Care Industry Practice from August 2015 to July 2017. Ms. McGeorge was formerly a Partner at Deloitte & Touche LLP from 2002 to 2005 and at Arthur Andersen LLP from 1997 to 2002. Ms. McGeorge received a B.B.A., Business, Accounting from the College of William and Mary, and an M.S., Accounting/Taxation from the University of Virginia. Magenta believes that Ms. McGeorge is qualified to serve on Magenta’s board of directors based on her extensive experience providing auditing and financial services for the healthcare industry.

Amy Lynn Ronneberg has served on Magenta’s board of directors since March 2018. Ms. Ronneberg is the Chief Executive Officer of Be The Match, a healthcare organization. Ms. Ronneberg joined Be The Match as the Chief Financial Officer in 2013 and was appointed Chief Executive Officer in 2020. Ms. Ronneberg also served as the President at Be The Match BioTherapies, LLC, a start-up company within the organization, and as Chief of Staff of the organization from February 2018 to February 2020. Within the organization, Ms. Ronneberg formulated a new organizational operating model, a new strategic plan, established international operations and has grown the organization significantly. Ms. Ronneberg has over 25 years of experience in financial and operational leadership, serving as Executive Vice President, Chief Financial Officer, and Chief Operating Officer of North American Membership Group, a private equity-owned media company. Prior to that, Ms. Ronneberg spent 12 years at Capella University, where she served in roles such as Chief Accounting Office and Vice President of Operations, lead enterprise-wide operations and customer service. Ms. Ronneberg also worked for Ernst & Young for several years as an Audit Manager. Ms. Ronneberg is a member of the board of directors and finance committee (Vice Chair) for Allina Health and board of directors and executive committee for Medical Alley Association, and previously served on the executive committee for the World Marrow Donor Association and chairman of the board of Twin Cities in Motion, Minneapolis. Ms. Ronneberg earned a Master’s in Business Administration from Capella University, Minneapolis, Minnesota, and a B.B.A. in Accounting from University of Wisconsin-Eau Claire. Magenta believes Ms. Ronneberg’s financial expertise and knowledge of the transplant industry qualifies her to serve on Magenta’s board of directors.

David T. Scadden, M.D. one of Magenta’s co-founders, has served on Magenta’s board of directors and as chair of Magenta’s Scientific Advisory Board since November 2016. Dr. Scadden is the Gerald and Darlene Jordan Professor of Medicine at Harvard University. He and Professor Douglas Melton founded and jointly direct the Harvard Stem Cell Institute, which is the largest institute dedicated to bringing stem cell biology to medical care in the world. With Professor Melton, Dr. Scadden founded the Department of Stem Cell and Regenerative Biology Department at Harvard University, the first department to span faculties in Harvard’s history, and served as Chair of the department from January 2009 to September 2018. He is a hematologist/oncologist and directs the Center for Regenerative Medicine at the Massachusetts General Hospital and previously Chaired the Hematologic Malignancies program in the MGH Cancer Center. Dr. Scadden is an expert on the medical applications of stem cell biology with a particular emphasis on their use in the settings of cancer and AIDS. He has published over 350 scientific papers and book chapters, and his laboratory has made fundamental contributions in how the stem cell niche regulates stem cell function and in normal and disease-corrupted hematopoiesis. Dr. Scadden serves as a director on the Board of Agios Pharmaceuticals, Inc and Editas Medicine, Inc. In addition, Dr. Scadden is a member of the board of several private companies, including Clear Creek Bio, Inc. and LifeVault Bio, Inc., and also serves on several scientific advisory boards, including Magenta’s. In addition, he has served or serves on the Board of Scientific Counselors for the National Cancer Institute, the Board of External Experts for the National Heart, Lung and Blood Institute and the Board of Directors of the International Society for Stem Cell Research. He is an elected member of the National Academy of Medicine and the American Academy of Arts and Sciences and is a fellow of the American Association for the Advancement of Science and the American College of Physicians. He is the recipient of numerous awards from scholarly societies and honorary degrees from multiple universities. Magenta believes Dr. Scadden’s experience as a physician and medical researcher qualifies him to serve on Magenta’s board of directors.

Michael Vasconcelles, M.D. joined Magenta’s board of directors in August of 2022. Dr. Vasconcelles currently serves as Executive Vice President, Research, Development, and Medical Affairs at Immunogen, Inc. (“Immunogen”), which he joined in December of 2022. Prior to joining Immunogen, Dr. Vasconcelles served as Chief Medical Officer at Flatiron Health (“Flatiron”), a healthtech company dedicated to improving cancer treatment and advancing research, from August 2019 to December 2022. Prior to joining Flatiron, Dr. Vasconcelles served as Chief Medical Officer at Unum Therapeutics (“Unum”) from October 2015 to July 2019, a Cambridge, Massachusetts, cell and gene therapy company developing autologous engineered T-cell products for the treatment of cancer. Prior to Unum, he spent several years at Millennium Pharmaceuticals, Inc., later acquired by Takeda Pharmaceutical Company Limited, where he was Senior Vice President and head of the oncology therapy area unit. Prior to Takeda/Millennium, Dr. Vasconcelles was Group Vice President and the global therapeutic area head, transplant and oncology, at Genzyme Corporation (“Genzyme”), where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit management team. Following Sanofi Oncology’s (“Sanofi”) acquisition of Genzyme, he joined Sanofi as head, personalized medicine and companion diagnostics. He also serves on the Board of Directors at Molecular Partners, a clinical-stage biotech based in Zurich, Switzerland. From 1996-2021, Dr. Vasconcelles was an associate physician at the Dana-Farber Cancer Institute and the Brigham and Women’s Hospital and a faculty member of the Harvard Medical School. He completed his postgraduate training in internal medicine at the Beth Israel Hospital and in hematology- oncology at the Brigham and Women’s Hospital, and he received his B.A. and M.D. from Northwestern University. Magenta believes that Dr. Vasconcelles is qualified to serve on Magenta’s board of directors based on his extensive experience in oncology and the life sciences industry.

Thomas Beetham joined Magenta as Chief Legal Officer in June 2021. Mr. Beetham has more than 20 years of experience in legal, business development, operations and strategy across the biotechnology and pharmaceutical industries. He joined Magenta most recently from Kiniksa Pharmaceuticals, Ltd. (“Kiniksa”) where he served as Kiniksa’s Executive Vice President, Corporate Development and Operations, Chief Legal Officer and Secretary from November 2019 to June 2021, during which time he oversaw several functions including legal, strategy, business development, technical operations, medical affairs, quality, compliance, and human resources. Previously, Mr. Beetham served as Kiniksa’s Executive Vice President, Corporate Development, Chief Legal Officer and Secretary from December 2015 to November 2019, and before that as Senior Vice President in the same roles from Kiniksa’s formation in July 2015 to December 2015. Prior to Kiniksa, Mr. Beetham held various roles at Synageva BioPharma Corp. (“Synageva”) from October 2013 to June 2015, including serving as the Chief Legal Officer and Senior Vice President of Corporate Development. Prior to joining Synageva, Mr. Beetham was General Legal Counsel for New England Biolabs, Inc. (“Biolabs”). Before Biolabs, Mr. Beetham held various roles at Genzyme Corporation (“Genzyme”), including as the lead corporate attorney responsible for Genzyme’s hematology/oncology and multiple sclerosis products, and before that was a business and transactional attorney with the law firm of Palmer & Dodge, LLP. Mr. Beetham holds a J.D. from Boston College Law School, an M.B.A. from Boston College’s Carroll School of Management and a B.A. from the University of Rochester.

Stephen Mahoney joined Magenta as Chief Financial and Operating Officer in November 2020, was named President in February 2023 in connection with Magenta’s restructuring plan, and has more than 20 years of global biotechnology sector industry experience. Prior to joining Magenta, Mr. Mahoney served as President and Chief Operating Officer of Kiniksa, from August 2015 to November 2019 where he was responsible for overseeing all operational aspects of Kiniksa, including advancement of its existing programs, and as a senior advisor from November 2019 through December 2019. Prior to his time at Kiniksa. Mr. Mahoney served as Chief Commercial Officer, among other executive titles of increasing responsibilities, at Synageva. Previous to that, he was Regional Director, Legal – Asia Pacific Region for Genzyme, following other roles for the organization. Mr. Mahoney holds an M.B.A. from the Boston College Carroll School of Management, a J.D. from Boston College Law School and a B.A. from Colorado College.

Lisa Olson, Ph.D. joined Magenta as Head of Research and Chief Scientific Officer in September 2020. Prior to joining Magenta, Dr. Olson served for over fifteen years in leadership positions at the AbbVie Bioresearch Center (formerly the Abbott Bioresearch Center), where she most recently served as Vice President, Immunology Discovery and Site Head from January 2013 to September 2020. In her role as Vice President, Immunology Discovery and Site Head, Dr. Olson was responsible for all immunology discovery scientific and portfolio decisions, including new target approval, project advancement and licensing opportunities. Prior to her time at the AbbVie Bioresearch Center, she served as a Research Fellow and Group Leader in Inflammation & Immunology at Pfizer, Inc. She began her career as an Assistant Professor at Washington University School of Medicine in St. Louis, MO, following a post-doctoral cardiovascular fellowship at the University of Chicago. Dr. Olson holds a Ph.D. from the University of Illinois at Urbana-Champaign and a B.S. in Biological Sciences from Iowa State University.

Number and Terms of Officers and Directors

Magenta’s board consists of eight members. In accordance with the terms of Magenta’s charter and bylaws, Magenta’s board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The directors are divided among the three classes as follows:

•	the Class I directors are Dr. Thomas O. Daniel, Amy Lynn Ronneberg and Dr. Michael Vasconcelles, and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the Class II directors are Jeffrey W. Albers, Anne McGeorge, and Dr. David T. Scadden, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors are Dr. Bruce Booth and Alison F. Lawton, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Magenta expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of Magenta’s management or a change in control.

Committees of the Board of Directors

Magenta’s board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of Magenta’s audit committee, compensation committee and nominating and corporate governance committee operates under a charter that satisfies the applicable standards of the SEC and Nasdaq. Each such committee reviews its respective charter at least annually. A current copy of the charter for each of Magenta’s audit committee, compensation committee and nominating and corporate governance committee is posted on the corporate governance section of Magenta’s website at investor.magentatx.com/corporate-governance/governance-overview. Magenta’s board of directors may from time to time establish other special or standing committees to facilitate the management of Magenta or to discharge specific duties delegated by the full board of directors. Members will serve on these committees until their resignation or until otherwise determined by Magenta’s board of directors.

The table below shows current membership for each of the standing committees of Magenta’s board of directors.

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Jeffrey W. Albers Bruce Booth, D.Phil. Anne McGeorge*	Alison F. Lawton Amy Lynn Ronneberg* Michael Vasconcelles, M.D.	Jeffrey W. Albers Anne McGeorge Thomas O. Daniel, M.D.*

*	Denotes committee chair

Audit Committee

Magenta’s board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Magenta’s board of directors has designated Anne McGeorge as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

The primary purpose of the audit committee is to discharge the responsibilities of the Board with respect to Magenta’s accounting, financial, and other reporting and internal control practices and to oversee Magenta’s independent registered accounting firm. Pursuant to its written charter, Magenta’s audit committee responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of Magenta’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by Magenta’s independent registered public accounting firm;

•	reviewing the overall audit plan with Magenta’s independent registered public accounting firm and members of management responsible for preparing Magenta’s financial statements;

•

reviewing and discussing with management and Magenta’s independent registered public accounting firm Magenta’s annual and quarterly audited financial statements and related disclosures as well as critical accounting policies and practices used by Magenta;

•	coordinating the oversight and reviewing the adequacy of Magenta’s internal control over financial reporting;

•

discussing with management Magenta’s guidelines and policies that govern the process by which its exposure to risk is assessed and managed by management, including, but not limited to, risk policies and processes related to financial statements and reporting processes, information technology, regulatory, compliance and litigation risks and auditing;

•

providing oversight and guidance to management in their periodic assessment, identification and evaluation of major strategic, operational, regulatory, compliance and external risks inherent to Magenta’s business and periodically assessing the steps management has taken, or proposes to take, to minimize such risks;

•	establishing policies and procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and the independent registered public accounting firm whether Magenta’s audited financial statements shall be included in its Annual Report on Form 10-K;

•	monitoring the integrity of Magenta’s financial statements and its compliance with legal and regulatory requirements as they relate to its financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in Magenta’s annual proxy statement;

•	reviewing all transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

Magenta’s board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules.

Pursuant to its written charter, Magenta’s compensation committee’s responsibilities include:

•	annually reviewing and recommending corporate goals and objectives relevant to the compensation of Magenta’s chief executive officer to the board of directors;

•

evaluating the performance of Magenta’s chief executive officer in light of such corporate goals and objectives and recommending to the board of directors for determination the compensation of its chief executive officer;

•	reviewing and approving the compensation of Magenta’s members of senior management;

•	reviewing and establishing Magenta’s overall compensation structure, policies and programs;

•	overseeing and administering Magenta’s incentive compensation and equity-based plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving Magenta’s policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in Magenta’s Annual Report on Form 10-K and annual proxy statement;

•	reviewing and discussing with management the compensation discussion and analysis, if and when required, to be included in Magenta’s Annual Report on Form 10-K or annual proxy statement; and

•	reviewing and discussing with the board of directors the corporate succession plans for the chief executive officer and senior management.

Nominating and Corporate Governance Committee

Magenta’s board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules.

Pursuant to its written charter, Magenta’s nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	establishing procedures to be followed by stockholders in submitting recommendations for director candidates;

•	identifying and evaluating individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines;

•	overseeing the evaluation of the board of directors; and

•	retaining any search firm, including approving fees and terms of such retention, that is to be used by Magenta to assist in identifying director candidates.

The nominating and corporate governance committee considers candidates for board of director membership suggested by its members and Magenta’s chief executive officer. Additionally, in selecting nominees for directors, the nominating and corporate governance committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the committee and/or recommended by Magenta’s board of directors. The nominating and corporate governance committee will also consider whether to nominate any person proposed by a stockholder in accordance with the provisions of Magenta’s bylaws relating to stockholder nominations.

Magenta’s board of directors is responsible for filling vacancies on Magenta’s board of directors and for nominating candidates for election by its stockholders each year in the class of directors whose term expires at the relevant annual meeting. Magenta’s board of directors delegates the identification and evaluation process to the nominating and corporate governance committee, with the expectation that other members of Magenta’s board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, Magenta’s nominating and corporate governance committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as Magenta’s nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, Magenta’s nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by Magenta’s nominating and corporate governance committee. Magenta’s nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that Magenta’s nominating and corporate governance committee deems to be appropriate in the evaluation process. Magenta’s nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of Magenta’s board of directors. Based on the results of the evaluation process, Magenta’s nominating and corporate governance committee recommends candidates for Magenta’s board of directors’ approval to fill a vacancy or as director nominees for election to its board of directors by its stockholders each year in the class of directors whose term expires at the relevant annual meeting.

Board and Committee Evaluations

Magenta’s nominating and corporate governance committee oversees Magenta’s annual board and committee evaluation process. Generally, Magenta’s board of directors and each committee conducts self-evaluations by means of written questionnaires completed by each director and committee member. The anonymous responses are summarized and provided to Magenta’s board of directors and each committee at their next meetings in order to facilitate an examination and discussion by Magenta’s board of directors and each committee of the effectiveness of Magenta’s board of directors and committees, board of directors and committee structure and dynamics and areas for possible improvement. Magenta’s nominating and corporate governance committee establishes the board of directors and committee evaluation process each year and may determine to use an independent third-party evaluation process from time to time in the future.

Code of Business Conduct and Ethics

Magenta has adopted a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the corporate governance section of Magenta’s website, which is located at investor.magentatx.com/corporate-governance/governance-overview. If Magenta makes any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, Magenta will disclose the nature of such amendment or waiver on its website or in a Current Report on Form 8-K.

Limitations on Liability and Indemnification of Officers and Directors

Magenta’s charter limits the liability of Magenta’s directors to the fullest extent permitted by the DGCL, and Magenta’s bylaws provide that Magenta will indemnify them to the fullest extent permitted by such law. Magenta has entered and expect to continue to enter into agreements to indemnify Magenta’s directors, executive officers and other employees as determined by Magenta’s board of directors. Under the terms of such indemnification agreements, Magenta is required to indemnify each of Magenta’s directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Magenta or any of its subsidiaries or was serving at Magenta’s request in an official capacity for another entity. Magenta must indemnify Magenta’s officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require Magenta, if so requested, to advance within 10 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by Magenta. Any claims for indemnification by Magenta’s directors and officers may reduce Magenta’s available funds to satisfy successful third-party claims against Magenta and may reduce the amount of money available to Magenta.

Board Leadership Structure and Board’s Role in Risk Oversight

Alison F. Lawton currently serves as the chair of Magenta’s board of directors. Magenta believes that separating the role of chair of Magenta’s board of directors and principal executive officer allows Magenta’s principal executive officer to focus on Magenta’s day-to-day business, while allowing the chair of Magenta’s board of directors to lead Magenta’s board of directors in its fundamental role of providing advice to, and independent oversight of, management. Magenta’s board of directors recognizes the time, effort and energy that the principal executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as chair of Magenta’s board of directors, particularly as Magenta’s board of directors’ oversight responsibilities continue to grow as Magenta matures as a public company. While Magenta’s bylaws and corporate governance guidelines do not require that it appoint a separate chair and principal executive officer, Magenta’s board of directors believes that having separate positions is the appropriate leadership structure for Magenta at this time and demonstrates Magenta’s commitment to good corporate governance.

Magenta faces a number of risks, including risks relating to Magenta’s financial condition, operations, strategic direction and intellectual property. Risk assessment and oversight are an integral part of Magenta’s governance and management processes. Magenta’s board of directors encourages management to promote a culture that incorporates risk management into Magenta’s corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks Magenta faces. Throughout the year, senior management reviews these risks with Magenta’s audit committee and board of directors at regular meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Magenta’s board of directors does not have a standing risk management committee, but rather administers its oversight function directly through Magenta’s board of directors as a whole, as well as through various standing committees of Magenta’s board of directors that address risks inherent in their respective areas of oversight. In particular, Magenta’s audit committee is responsible for overseeing and guiding management in its periodic assessment, identification and evaluation of major strategic, operational, regulatory, compliance and external risks inherent to Magenta’s business, and periodically assesses the steps management has taken, or proposes to take, to minimize such risks to Magenta’s business. Magenta’s audit committee also monitors compliance with legal and regulatory requirements, discusses with management Magenta’s guidelines and policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which Magenta’s exposure to risk is handled, oversees management of the financial and cybersecurity risks Magenta faces and considers and approves or disapproves any related person transactions. Magenta’s nominating and corporate governance Committee monitors the effectiveness of Magenta’s corporate governance guidelines. Magenta’s board of directors also monitors and assesses operational risk exposure similar to Magenta’s audit committee. Magenta’s board of directors does not believe that its role in the oversight of Magenta’s risks affects the board’s leadership structure.

Board Diversity

The following board diversity matrix presents Magenta’s board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by Magenta’s directors.

Board Diversity Matrix (As of May 15, 2023)
Total Number of Directors	8

	Female	Male
Part I: Gender Identity
Directors	3	5
Part II: Demographic Background
White	3	5

Communication with the Directors of Magenta

Any interested party with concerns about Magenta may report such concerns to Magenta’s board of directors or the chair of Magenta’s board of directors and nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o Magenta Therapeutics, Inc.

Attn: [Director]

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to Magenta’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with Magenta’s legal counsel, with independent advisors, with non-management directors, or with Magenta’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which Magenta tend to receive repetitive or duplicative communications.

Magenta’s audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by Magenta regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters, or potential violations of the federal securities laws, including any rules and regulations thereunder, or the U.S. Foreign Corrupt Practices Act. Magenta has also established a toll-free telephone number, which is 866-244-3167, and has established a webform, which can be accessed at www.whistleblowerservices.com/magentatx, for the reporting of such activity.

MAGENTA EXECUTIVE COMPENSATION

Executive Compensation

Magenta’s named executive officers for the year ended December 31, 2022 are as follows:

•	Jason Gardner, D.Phil., Magenta’s former President and Chief Executive Officer;

•	Stephen Mahoney, Magenta’s President, and Chief Financial and Operating Officer;

•	Jeffrey Humphrey, M.D., Magenta’s former Chief Medical Officer; and

•	Lisa Olson, Ph.D., Magenta’s Chief Scientific Officer.

2022 Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of Magenta’s named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Jason Gardner, D.Phil.	2022	565,000	—	756,413	326,288	7,147	(3)	1,654,848
Former President and Chief Executive Officer(4)	2021	545,000	—	1,377,655	300,000	5,447		2,228,102
Stephen Mahoney
President, Chief Financial and Operating Officer(5)	2022	448,000	—	483,680	188,160	1,047	(3)	1,120,887
Jeffrey Humphrey, M.D.
Chief Medical Officer(6)	2022	305,625	—	290,376	—	494,779	(7)	1,090,780
Lisa Olson, Ph.D.
Chief Scientific Officer	2022	428,000	—	373,625	179,760	2,119		983,504

(1)

Amounts reflect the aggregate grant date fair value of option awards granted to the named executive officer in the year indicated under the Magenta Therapeutics, Inc. 2018 Stock Option and Incentive Plan (the “2018 Plan”) calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). See Note 7 to Magenta’s financial statements included herein for the year ended December 31, 2022 regarding assumptions used in determining the fair value of option awards. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officer upon vesting or exercise of the options.

(2)

The amounts reported represent annual incentives paid in 2023 and 2022 based upon the achievement of Magenta’s corporate objectives for 2022 and 2021, respectively, as discussed under “—Narrative to Summary Compensation Table—Cash annual incentive.”

(3)	Represents the amount of (i) 401(k) company matching contributions, (ii) parking for Magenta’s Cambridge office and (iii) long term disability premiums.
(4)

Dr. Gardner also served as a member of Magenta’s Board of Directors but did not receive any additional compensation for his service as a director. Dr. Gardner departed Magenta and no longer serves as a member of Magenta’s board of directors, effective as of February 7, 2023.

(5)	Mr. Mahoney was appointed President of Magenta on February 6, 2023.
(6)	Dr. Humphrey’s employment as Chief Medical Officer of Magenta ended effective August 15, 2022.
(7)

Represents (i) $6,918 in 401(k) company matching contributions, parking for Magenta’s Cambridge office, and long term disability premiums, and (ii) $487,861 of cash severance paid in connection with Dr. Humphrey’s departure.

Narrative to Summary Compensation Table

Magenta’s Board of Directors and Compensation Committee review compensation annually for all employees, including Magenta’s executives. In setting executive base salaries and annual incentives and granting equity incentive awards, Magenta considers compensation for comparable positions in the market, the historical compensation levels of Magenta’s executives, internal equity, individual performance as compared to Magenta’s expectations and objectives, Magenta’s desire to motivate Magenta’s employees to achieve short- and long-term results that are in the best interests of Magenta’s stockholders and a long-term commitment to Magenta. Magenta targets a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, annual incentives or long-term incentives.

Magenta’s Compensation Committee is responsible for determining the compensation for senior management of Magenta, other than the chief executive officer. Magenta’s Board of Directors, with the recommendation of the compensation committee, is responsible for determining the compensation of Magenta’s chief executive officer. Magenta’s Compensation Committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all senior management other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the Compensation Committee then sets the compensation for senior management, other than the chief executive officer, and recommends the compensation for the chief executive officer to Magenta’s board of directors for approval. Magenta’s Board of Directors discusses the Compensation Committee’s recommendation and ultimately approves the compensation of Magenta’s chief executive officer without members of management present.

In 2022, the Compensation Committee retained the services of Pay Governance LLC (“Pay Governance”) as its external independent Compensation Consultant. In this role, Pay Governance served as an advisor to the compensation committee on topics primarily related to Magenta’s broader compensation structure, executive new hire compensation packages, executive compensation structure, peer group review, benchmarking of executive positions and equity share usage and dilution. In addition, Pay Governance provided advice regarding corporate governance and regulatory environment trends. Magenta’s Board of Directors and the Compensation Committee considered Pay Governance’s input on certain compensation matters as they deemed appropriate. The compensation committee requires that its compensation consultants be independent of management and performs an annual assessment of the compensation consultants’ independence to determine whether the consultants are independent. After review of the independence factors set forth by Nasdaq and the SEC, the compensation committee determined that the engagement of Pay Governance does not raise any conflict of interest.

Annual base salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions and has been established by Magenta’s Compensation Committee or Board of Directors, as applicable, taking into account each individual’s role, responsibilities, skills, and experience. Base salaries for Magenta’s named executive officers are reviewed annually by Magenta’s Compensation Committee or Board of Directors, as applicable, typically in connection with Magenta’s annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, internal equity, performance, and experience.

Cash annual incentive

Magenta’s annual incentive program is intended to reward Magenta’s named executive officers for meeting objective or subjective performance goals for a fiscal year. From time to time, Magenta’s Compensation Committee or Board of Directors, as applicable, may approve annual incentives for Magenta’s named executive officers based on individual performance, company performance, or as otherwise determined appropriate. Each of Magenta’s named executive officers was eligible to receive a target bonus with respect to 2022 (as a percentage of base salary as set forth below) based upon the achievement of corporate performance goals related to, among other things, execution on key development pipeline objectives, the delivery of clinical data, the advancement of key manufacturing objectives, identification of new programs and the ensuring of financial and organizational stability. Magenta’s Compensation Committee determined that corporate goals were achieved for the 2022 annual incentive at up to 110% of target, and based on the recommendation of management, Magenta’s Board of Directors ultimately approved 105% of target.

Name	Target Annual Incentive (% of base salary)
Jason Gardner, D.Phil.	55
Stephen Mahoney	40
Jeffrey Humphrey, M.D.	40
Lisa Olson, Ph.D.	40

Long-term equity incentives

Magenta’s equity grant program is intended to align the interests of Magenta’s named executive officers with those of Magenta’s stockholders and to motivate them to make important contributions to Magenta’s performance. For more detail, please refer to “Outstanding Equity Awards at 2022 Fiscal Year End.”

Outstanding Equity Awards at 2022 Fiscal Year End

The following table presents information regarding all outstanding stock options held by each of Magenta’s named executive officers on December 31, 2022.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)		Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Jason Gardner, D.Phil.	77,399	—		7.71	1/30/2028	—		—
	551,473	—		9.49	5/11/2028	—		—
	171,468	11,432	(1)	7.13	2/4/2029	—		—
	189,062	85,938	(2)	12.28	2/9/2030	—		—
	49,219	63,281	(3)	10.80	2/10/2031	—		—
	35,156	77,344	(4)	7.11	8/1/2031	—		—
	35,156	152,344	(5)	3.19	2/14/2032	—		—
	54,166	108,334	(6)	1.18	5/16/2032	—		—
	11,718	175,782	(7)	1.57	7/31/2032	—		—
	—	—		—	—	50,000	(11)	20,000	(12)
Stephen Mahoney	226,562	208,438	(8)	6.28	11/1/2030	—		—
	24,375	105,625	(5)	3.19	2/14/2032	—		—
	20,833	41,667	(6)	1.18	5/16/2032	—		—
	8,125	121,875	(7)	1.57	7/31/2032	—		—
	—	—		—	—	20,000	(11)	8,000	(12)
Jeffrey Humphrey, M.D.	—	—		—	—	—		—
Lisa Olson, Ph.D.	67,500	52,500	(9)	7.77	9/13/2030	—		—
	5,469	7,031	(3)	10.80	2/10/2031	—		—
	17,708	32,292	(10)	8.90	7/19/2031	—		—
	3,906	8,594	(4)	7.11	8/1/2031	—		—
	18,750	81,250	(5)	3.19	2/14/2032	—		—
	16,666	33,334	(6)	1.18	5/16/2032	—		—
	6,250	93,750	(7)	1.57	7/31/2032	—		—
	—	—		—	—	20,000	(11)	8,000	(12)

(1)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of January 1, 2019, subject to his continuous service on each vesting date.
(2)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of January 1, 2020, subject to his continuous service on each vesting date.
(3)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of January 1, 2021, subject to his/her continuous service on each vesting date.
(4)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of August 2, 2021, subject to his/her continuous service on each vesting date.
(5)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of February 1, 2022, subject to his/her continuous service on each vesting date.
(6)	This option vests in three equal six month installments over 18 months from the vesting commencement date of May 15, 2022 subject to his/her continuous service on each vesting date.
(7)	This option vests in 16 equal quarterly installments over four years from the vesting commencement date of August 1, 2022, subject to his/her continuous service on each vesting date.
(8)

25% of these options vested on November 2, 2021, the first anniversary of the vesting commencement date, and the remaining 75% of the option vests in 36 equal monthly installments, subject to his continuous service.

(9)

25% of these options vested on September 14, 2021 the first anniversary of the vesting commencement date, and the remaining 75% of the option vests in 36 equal monthly installments, subject to her continuous service.

(10)

25% of these options vested on September 20, 2022 the first anniversary of the vesting commencement date, and the remaining 75% of the option vests in 36 equal monthly installments, subject to her continuous service.

(11)	These PSUs only vest upon achievement of specific performance targets which must be achieved by December 31, 2023.
(12)

Amounts are equal to $0.40, the closing price of Magenta’s common stock on December 30, 2022, the last trading day of the 2022 fiscal year, times the number of unvested restricted performance stock units.

Employment arrangements with Magenta’s named executive officers

Jason Gardner, D.Phil.

As disclosed in Magenta’s Annual Report on Form 10-K filed with the SEC on March 8, 2022, Magenta entered into an amended and restated employment agreement with Jason Gardner, D.Phil., Magenta’s former Chief Executive Officer and President, which became effective March 3, 2022.

On February 7, 2023, Magenta entered into a letter agreement with Dr. Gardner in connection with Magenta’s restructuring plan, which included the termination of Dr. Gardner’s employment with Magenta, as disclosed in a Current Report on Form 8-K filed February 7, 2023. The letter agreement with Dr. Gardner covered certain separation and transition arrangements described below and supersedes his amended and restated employment agreement with Magenta.

Dr. Gardner’s amended and restated employment agreement provided for the payment of an annual base salary and annual incentive compensation, subject to review and redetermination by Magenta’s Board of Directors. Dr. Gardner’s base salary for fiscal year 2022 was $565,000 and he was eligible to earn an annual incentive with a target amount equal to 55% of his base salary. Dr. Gardner was also eligible to participate in the employee benefit plans available to Magenta’s employees, subject to the terms of those plans.

Pursuant to Dr. Gardner’s amended and restated employment agreement, in the event he was terminated by Magenta without “cause” (as defined in the agreement) or he resigned for “good reason” (as defined in the agreement), subject to the delivery of a fully effective general release of claims against Magenta and all related persons and entities, a reaffirmation of all of his continuing obligations (as defined in the agreement) and, in

Magenta’s sole discretion, a one year post-employment noncompetition covenant, Dr. Gardner was also entitled to receive (i) a cash severance equal to one (1) times his base salary, plus a pro-rata portion of his target annual incentive compensation, payable over the 12-month period following the termination of his employment, and (ii) up to 12 monthly cash payments equal to the monthly contribution for health insurance for Dr. Gardner.

In the event Dr. Gardner was terminated by Magenta without cause or he resigned for good reason, each during the three months before through 12 months following a “change in control” (as defined in the agreement), subject to the delivery of a fully effective general release of claims against Magenta and all related persons and entities, a reaffirmation of all of his continuing obligations (as defined in the agreement) and, in Magenta’s sole discretion, a one year post-employment noncompetition covenant, Dr. Gardner was not entitled to receive the severance benefits described above, but instead was entitled to the following: (i) a lump sum cash severance equal to 1.5 times his base salary, plus 150% of his target annual incentive compensation, (ii) for all outstanding time-based stock options and other time-based stock-based awards held by Dr. Gardner, full accelerated vesting of such awards, and (iii) up to 18 monthly cash payments equal to the monthly contribution for health insurance for Dr. Gardner.

The letter agreement signed in connection with the termination of Dr. Gardner’s employment includes, among other things, (a) confirmation that he would receive severance in accordance with his amended and restated employment agreement, (b) certain standard terms and conditions, including a release of claims, continued compliance with his confidentiality and nondisclosure, assignment of intellectual property work product, post-termination noncompetition and non-solicitation obligations and (c) certain other restrictive covenants.

Stephen Mahoney

As disclosed in Magenta’s Annual Report on Form 10-K filed with the SEC on March 8, 2022, Magenta entered into an amended and restated employment agreement with Stephen Mahoney, Magenta’s President, Chief Financial and Operating Officer and Treasurer, which became effective March 3, 2022.

Mr. Mahoney’s amended and restated employment agreement provides for the payment of an annual base salary and annual incentive compensation, subject to review and redetermination by the compensation committee of Magenta’s Board of Directors. Mr. Mahoney’s base salary for fiscal year 2022 was $448,000, and he is eligible to earn an annual incentive with a target amount equal to 40% of his base salary. Mr. Mahoney is also eligible to participate in the employee benefit plans available to Magenta’s employees, subject to the terms of those plans.

Pursuant to his amended and restated employment agreement, in the event Mr. Mahoney is terminated by Magenta without “cause” (as defined in the agreement) or he resigns for “good reason” (as defined in the agreement), subject to the delivery of a fully effective general release of claims against Magenta and all related persons and entities, a reaffirmation of all of Mr. Mahoney’s continuing obligations (as defined in the agreement) and, in Magenta’s sole discretion, a one year post-employment noncompetition covenant, Mr. Mahoney will be entitled to receive (i) a cash severance equal to 0.75 times his base salary plus a pro-rata portion of his target annual incentive compensation, payable over the 12-month period following the termination of his employment and (ii) up to nine monthly cash payments equal to the monthly contribution for health insurance for Mr. Mahoney.

In the event Mr. Mahoney is terminated by Magenta without cause or he resigns for good reason, each during the three months before through 12 months following a “change in control” (as defined in the agreement), subject to the delivery of a fully effective release of claims, Mr. Mahoney will not be entitled to receive the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance equal to one times his base salary, plus 100% of his target annual incentive compensation, (ii) for all outstanding time-based stock options and other time-based stock-based awards held by Mr. Mahoney, full accelerated vesting of such awards and (iii) up to 12 monthly cash payments equal to the monthly contribution for health insurance for Mr. Mahoney.

Pursuant to his amended and restated employment agreement, Mr. Mahoney is subject to standard confidentiality and nondisclosure, assignment of intellectual property work product and post-termination noncompetition and non-solicitation of employees, consultants and customers covenants.

On February 23, 2023, the compensation committee of Magenta’s Board of Directors approved a retention incentive bonus payment to Mr. Mahoney pursuant to Magenta’s Senior Executive Cash Incentive Bonus Plan equal to the pro rata amount of (i) 125% of his base salary for calendar year 2023, plus (ii) 125% of his target bonus for calendar year 2023, each subject to a maximum of 75% of such 2023 pro rata amount. This payment shall be made upon the earlier of (a) the completion of a merger or similar change of control of Magenta, (b) the completion of a liquidation of Magenta, (c) the date he is terminated by Magenta not for cause (as defined in his employment agreement) or (d) the date that the compensation committee of Magenta’s Board of Directors otherwise determines.

Jeffrey Humphrey, M.D.

Effective as of May 2, 2022, Magenta entered into an amended and restated employment agreement with Jeffrey Humphrey, M.D. (then Chief Medical Officer).

On August 15, 2022, Dr. Humphrey’s employment with Magenta ended, as disclosed in a Current Report on Form 8-K filed August 17, 2022. In connection with the end of Dr. Humphrey’s employment, Magenta entered into a letter agreement with him, dated August 15, 2022, that includes certain separation and transition arrangements described below and supersedes his amended and restated employment agreement with Magenta.

Dr. Humphrey’s amended and restated employment agreement provides for the payment of an annual base salary and annual incentive compensation, subject to review and redetermination by the compensation committee of Magenta’s Board of Directors. Dr. Humphrey’s base salary for fiscal year 2022 was $489,000, and he was eligible to earn an annual incentive with a target amount equal to 40% of his base salary. Dr. Humphrey was also eligible to participate in the employee benefit plans available to Magenta’s employees, subject to the terms of those plans.

Pursuant to his amended and restated employment agreement, in the event Dr. Humphrey was terminated by Magenta without “cause” (as defined in the agreement) or he resigned for “good reason” (as defined in the agreement), subject to the delivery of a fully effective general release of claims against Magenta and all related persons and entities, a reaffirmation of all of Dr. Humphrey’s continuing obligations (as defined in the agreement) and, in Magenta’s sole discretion, a one year post-employment noncompetition covenant, Dr. Humphrey was entitled to receive (i) a cash severance equal to 0.75 times his base salary plus a pro-rata portion of his target annual incentive compensation, payable over the 12-month period following the termination of his employment and (ii) up to nine monthly cash payments equal to the monthly contribution for health insurance for Dr. Humphrey.

In the event Dr. Humphrey was terminated by Magenta without cause or he resigned for good reason, each during the three months before through 12 months following a “change in control” (as defined in the agreement), subject to the delivery of a fully effective release of claims, Dr. Humphrey was not entitled to receive the severance benefits described above, but was instead entitled to the following: (i) a lump sum cash severance equal to one times his base salary, plus 100% of his target annual incentive compensation, (ii) for all outstanding time-based stock options and other time-based stock-based awards held by Dr. Humphrey, full accelerated vesting of such awards, and (iii) up to 12 monthly cash payments equal to the monthly contribution for health insurance for Dr. Humphrey.

The letter agreement signed in connection with the termination of Dr. Humphrey’s employment includes, among other things, (a) confirmation that he would receive severance in accordance with his amended and restated employment agreement, (b) certain standard terms and conditions, including a release of claims, continued compliance with his confidentiality and nondisclosure, assignment of intellectual property work product, post-termination noncompetition and non-solicitation obligations and (c) certain other restrictive covenants.

Lisa Olson, Ph.D.

Effective as of May 2, 2022, Magenta entered into an amended and restated employment agreement with Lisa Olson, Ph.D. (Head of Research and Chief Scientific Officer).

Dr. Olson’s amended and restated employment agreement provides for the payment of an annual base salary and annual incentive compensation, subject to review and redetermination by the compensation committee of Magenta’s Board of Directors. Dr. Olson’s base salary for fiscal year 2022 was $428,000, and she is eligible to earn an annual incentive with a target amount equal to 40% of her base salary. Dr. Olson is also eligible to participate in the employee benefit plans available to Magenta’s employees, subject to the terms of those plans.

Pursuant to her amended and restated employment agreement, in the event Dr. Olson is terminated by Magenta without “cause” (as defined in the agreement) or she resigns for “good reason” (as defined in the agreement), subject to the delivery of a fully effective general release of claims against Magenta and all related persons and entities, a reaffirmation of all of Dr. Olson’s continuing obligations (as defined in the agreement) and, in Magenta’s sole discretion, a one year post-employment noncompetition covenant, Dr. Olson will be entitled to receive (i) a cash severance equal to 0.75 times her base salary plus a pro-rata portion of her target annual incentive compensation, payable over the 12-month period following the termination of her employment and (ii) up to nine monthly cash payments equal to the monthly contribution for health insurance for Dr. Olson.

In the event Dr. Olson is terminated by Magenta without cause or she resigns for good reason, each during the three months before through 12 months following a “change in control” (as defined in the agreement), subject to the delivery of a fully effective release of claims, Dr. Olson will not be entitled to receive the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance equal to one times her base salary, plus 100% of her target annual incentive compensation, (ii) for all outstanding time-based stock options and other time-based stock-based awards held by Dr. Olson, full accelerated vesting of such awards and (iii) up to 12 monthly cash payments equal to the monthly contribution for health insurance for Dr. Olson.

Pursuant to her amended and restated employment agreement, Dr. Olson is subject to standard confidentiality and nondisclosure, assignment of intellectual property work product and post-termination noncompetition and non-solicitation of employees, consultants and customers covenants.

On February 23, 2023, the Compensation Committee of Magenta’s Board of Directors approved a retention incentive bonus payment to Dr. Olson pursuant to Magenta’s Senior Executive Cash Incentive Bonus Plan equal to the pro rata amount of (i) 125% of her base salary for calendar year 2023, plus (ii) 125% of her target bonus for calendar year 2023, each subject to a maximum of 75% of such 2023 pro rata amount. This payment shall be made upon the earlier of (a) the completion of a merger or similar change of control of Magenta, (b) the completion of a liquidation of Magenta, (c) the date she is terminated by Magenta not for cause (as defined her employment agreement) or (d) the date that the Compensation Committee of Magenta’s Board of Directors otherwise determines.

In addition, Magenta will pay Dr. Olson an additional bonus equal to 75% of the difference between the amount Dr. Olson would be entitled to receive in the event her employment is terminated by Magenta (i) without cause or she resigns for good reason, each during the three months before through 12 months following a change in control and (ii) without cause or she resigns for good reason not during this change in control period, up to a cap of $171,000. This additional bonus is payable to Dr. Olson if (a) she is terminated by Magenta not for cause, (b) a change in control occurs prior to the end of calendar year 2023 and (c) Dr. Olson is not otherwise entitled to the payments described in her employment agreement for (x) being terminated by Magenta without cause or (y) resigning for good reason, during the change of control period.

Compensation Risk Assessment

Magenta believes that although a portion of the compensation provided to Magenta’s executive officers and other employees is performance-based, Magenta’s executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that Magenta’s compensation programs are designed to encourage Magenta’s executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with Magenta’s pay-for-performance compensation philosophy. As a result, Magenta does not believe that its compensation programs are reasonably likely to have a material adverse effect on Magenta.

MAGENTA DIRECTOR COMPENSATION

The table below shows all compensation paid to Magenta’s non-employee directors during 2022. Jason Gardner, D.Phil., Magenta’s former President and Chief Executive Officer, received no compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Dr. Gardner as an employee during 2022 is presented in “—Executive Compensation—2022 Summary Compensation Table” below.

Name	Fees Earned or Paid In Cash ($)(1)	Option Awards($)(2)	All Other Compensation($)	Total($)
Jeffrey W. Albers(3)	47,500	16,910	—	64,410
Bruce Booth, D.Phil.(4)	42,500	16,910	—	59,410
Alexis A. Borisy(5)	34,345	—	—	34,345
Thomas O. Daniel, M.D.(6)	53,750	16,910	—	70,660
Alison F. Lawton(7)	77,750	16,910	—	94,660
Anne McGeorge(8)	50,645	16,910	—	67,555
Amy Lynn Ronneberg(9)	41,655	16,910	—	58,565
David T. Scadden, M.D.(10)	52,500	16,910	50,000	119,410
Michael Vasconcelles, M.D.(11)	5,677	50,404	—	56,081

(1)	Amounts represent cash compensation for services rendered by each member of Magenta’s Board of Directors.
(2)

Amounts reflect the grant date fair value of option awards granted under the 2018 Plan during 2022 calculated in accordance with FASB ASC Topic 718. See Note 7 to Magenta’s financial statements included herein for the year ended December 31, 2022 regarding assumptions used in determining the fair value of option awards.

(3)	As of December 31, 2022, Mr. Albers held unexercised options to purchase 126,808 shares of Magenta common stock.
(4)	As of December 31, 2022, Dr. Booth held unexercised options to purchase 74,564 shares of Magenta common stock.
(5)

As of December 31, 2022, Mr. Borisy did not hold any unexercised options to purchase shares of Magenta’s common stock. As disclosed in Magenta’s Current Report on Form 8-K filed with the SEC on August 17, 2022. Mr. Borisy was not nominated for re-election to Magenta’s Board of Directors at Magenta’s 2022 Annual Meeting of Stockholders.

(6)	As of December 31, 2022, Dr. Daniel held unexercised options to purchase 74,564 shares of Magenta common stock.
(7)	As of December 31, 2022, Ms. Lawton held unexercised options to purchase 126,809 shares of Magenta common stock.
(8)	As of December 31, 2022, Ms. McGeorge held unexercised options to purchase 92,753 shares of Magenta common stock.
(9)

For as long as Ms. Ronneberg is employed with the Be The Match organization, she is required to transfer, assign and pledge any cash consideration or similar payments that she receives as a result of her service on Magenta’s Board of Directors to the Be The Match organization. Ms. Ronneberg is also required, to the extent that she elects to exercise any options to purchase shares of Magenta common stock granted to her, to transfer, assign and pledge such shares to the Be The Match organization. As of December 31, 2022, Ms. Ronneberg held unexercised options to purchase 126,808 shares of Magenta’s common stock.

(10)

Dr. Scadden was paid $50,000 in 2022 related to services for Magenta’s Scientific Advisory Board. As of December 31, 2022, Dr. Scadden held unexercised options to purchase 74,564 shares of Magenta common stock.

(11)

As of December 31, 2022, Dr. Vasconcelles held unexercised options to purchase 40,000 shares of Magenta common stock. As disclosed in Magenta’s Current Report on Form 8-K filed with the SEC on August 17, 2022, Dr. Vasconcelles joined Magenta’s board of directors on August 15, 2022.

Under Magenta’s director compensation program, Magenta pays its non-employee directors a cash retainer for service on Magenta’s Board of Directors and for service on each committee on which the director is a member. The chair of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments pro-rated based on the number of actual days served by the director during such calendar quarter. The fees paid to non-employee directors for service on Magenta’s Board of Directors and for service on each committee of Magenta’s Board of Directors on which the director is a member are as follows:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Additional retainer for Non-Executive Chair of the Board	$30,000
Audit Committee:
Chair	$15,000
Members	$7,500
Compensation Committee:
Chair	$10,000
Members	$5,000
Nominating and Corporate Governance Committee:
Chair	$8,000
Members	$4,000
R&D Committee:
Chair	$10,000
Members	$5,000

Magenta also reimburses its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending Magenta’s board of director and committee meetings.

In addition, each new non-employee director elected to Magenta’s Board of Directors is granted an initial, one-time equity award of a stock option to purchase 40,000 shares of Magenta common stock which vests 33% on the first anniversary of the grant, with the remainder vesting monthly in equal installments over the following two years, provided, however, that all vesting shall cease if the director resigns from Magenta’s Board of Directors or otherwise ceases to serve as a director of Magenta. On the date of each annual meeting of stockholders of Magenta, each continuing non-employee director receives an annual equity award of a stock option to purchase 20,000 shares, which vests in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting; provided, however, that vesting shall cease if the director resigns from Magenta’s Board of Directors or otherwise ceases to serve as a director, unless Magenta’s Board of Directors determines that the circumstances warrant continuation of vesting. Each such option grant shall have a per share exercise price equal to the Fair Market Value (as defined in the 2018 Plan) of Magenta’s common stock on the date of such grant.

This program is intended to provide a total compensation package that enables Magenta to attract and retain qualified and experienced individuals to serve as directors and to align its directors’ interests with those of its stockholders.

MAGENTA EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2022 regarding shares of common stock that may be used under Magenta’s equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)(a)		Weighted-average exercise price of outstanding options, warrants and rights ($)(b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders(1)	8,903,060	(2)	5.91	(2)	3,695,470	(3)(4)
Equity compensation plans not approved by security holders	—		—		—

Total	8,903,060		5.91		3,695,470

(1)	Consists of the Magenta Therapeutics, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”), the 2018 Plan and the Magenta Therapeutics, Inc. 2019 Employee Stock Purchase Plan (the “2019 ESPP”).
(2)

Consists of 8,475,816 shares issuable upon the exercise of outstanding options under the 2016 Plan and the 2018 Plan and 427,244 shares issuable upon the vesting of restricted stock units. This does not include purchase rights under the 2019 ESPP because the purchase right (and therefore the number of shares to be purchased) will not be determined until the end of the current purchase period. Since restricted stock units do not have any exercise price, such units are not included in the weighted average exercise price calculation.

(3)	As of December 31, 2022, there were 3,102,231 shares available for grant under the 2018 Plan and 593,239 shares available for purchase under the 2019 ESPP.
(4)

The 2018 Plan has an evergreen provision whereby the number of shares of common stock reserved and available for issuance under the 2018 Plan is subject to an automatic annual increase on each January 1, beginning in 2019, by an amount equal to 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares of common stock as determined by the Administrator (as defined in the 2018 Plan). Accordingly, on January 1, 2023, the number of shares of common stock reserved and available for issuance under the 2018 Plan increased by 2,425,596 shares. The number in column (c) does not include such shares.

The 2019 ESPP has an evergreen provision whereby the number of shares of common stock reserved and available for purchase under the 2019 ESPP is subject to an automatic increase on each January 1, beginning in 2020, by the lesser of (i) 1% of the number of shares issued and outstanding on the immediately preceding December 31, (ii) 1,000,000 shares and (iii) such number of shares as determined by the Administrator (as defined in the 2019 ESPP). Magenta’s compensation committee, as Administrator of the 2019 ESPP, determined not to increase the number of shares reserved for purchase under the 2019 ESPP on January 1, 2023.

DIANTHUS EXECUTIVE COMPENSATION

Following completion of the merger, certain executive officers of Dianthus will become executive officers of the combined company. This section sets forth historical compensation for the following executive officers of Dianthus as of December 31, 2022, which are referred to herein as the “Dianthus Named Executive Officers” or “Dianthus NEOs,” each of whom is expected to become an executive officer of the combined company. Dianthus is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart Our Business Startups Act.

•	Marino Garcia, President and Chief Executive Officer;

•	Simrat Randhawa, M.D., Chief Medical Officer; and

•	Ryan Savitz, Chief Financial Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by or granted to the Dianthus NEOs during the fiscal year ended December 31, 2022 (“fiscal 2022”).

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Total ($)
Marino Garcia
President and Chief Executive Officer	2022	$525,000	$288,750	$2,015,805	$2,829,555
Simrat Randhawa, M.D.
Chief Medical Officer	2022	$274,359	$181,000	$599,865	$1,055,224
Ryan Savitz
Chief Financial Officer	2022	$232,097	$117,225	$782,205	$1,131,527

(1)	Amounts in this column for Dr. Randhawa and Mr. Savitz represent salary earned in fiscal 2022 following the commencement of their employment.
(2)

Amounts in this column represent (i) discretionary annual bonuses earned for performance in fiscal 2022, which were paid in early 2023 and (ii) sign-on bonuses of $5,000 and $15,000 paid to Dr. Randhawa and Mr. Savitz, respectively, in connection with the commencement of their appointment during 2022. For more information regarding the annual bonuses, see “—Narrative Disclosure to Summary Compensation Table—Annual Bonuses” below.

(3)

Amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB Accounting Standards Codification Topic 718, of stock options granted to the Dianthus NEOs on June 7, 2022. For more information regarding the assumptions used in this calculation, see Note 11 to Dianthus’ financial statements included in this proxy statement/prospectus.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Each Dianthus NEO entered into an employment agreement with Dianthus in connection with his appointment as an executive officer of Dianthus. The employment agreements generally set forth the initial base salary, target annual bonus opportunity, one-time signing bonus in consideration for certain restrictive covenants (which for Dr. Randhawa and Mr. Savitz were paid in 2022 in connection with their appointment), and eligibility for employee benefit plans. In addition, the employment agreements set forth the terms of initial stock option grants, which for Mr. Garcia resulted in the grant of 837,672 stock options on November 4, 2021 and a “top-up” grant in June 2022, as described below, and for Dr. Randhawa and Mr. Savitz resulted in grants in June 2022, as described below. Each employment agreement also provides for severance benefits in connection with certain terminations of employment, as described under “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below.

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of Dianthus’ executive compensation program. The relative levels of base salary for the Dianthus NEOs are designed to reflect each executive officer’s scope of responsibility and accountability. Mr. Garcia’s base salary was increased by $25,000 to $525,000 effective January 1, 2022. The base salaries for Dr. Randhawa and Mr. Savitz for fiscal 2022 were established in connection with their appointment, and pro-rated in fiscal 2022 based on their applicable employment commencement date. The table below sets forth the base salary as of December 31, 2022 for each Dianthus NEO.

Name	Base Salary (as of 12/31/2022)
Marino Garcia	$525,000
Simrat Randhawa, M.D.	$400,000
Ryan Savitz	$400,000

Annual Bonuses

Each Dianthus NEO is eligible to receive a discretionary annual bonus based on the Dianthus board of directors’ (or, for Dr. Randhawa and Mr. Savitz, the compensation committee’s) evaluation of their individual performance and contributions, as well as Dianthus’ overall financial conditions and performance during the fiscal year. Annual bonuses are intended to align executive officer pay with company performance and reward the Dianthus NEOs based on actual business results.

As described above, a target annual bonus, as a percentage of base salary, is established for each Dianthus NEO, as set forth in the table below. Following review of individual and Dianthus performance during fiscal 2022, the Dianthus board of directors (or the compensation committee, as applicable) determined that it was appropriate to award the following annual bonuses for fiscal 2022, which are in excess of each Dianthus NEO’s target bonus. Mr. Savitz’s annual bonus was pro-rated based on his start date in accordance with the terms of his employment agreement.

Name	Target Bonus (% of Salary)	2022 Annual Bonus
Marino Garcia	50%	$288,750
Simrat Randhawa, M.D.	40%	$176,000
Ryan Savitz	40%	$102,225

Equity Awards

Dianthus has historically provided long-term incentive compensation to the Dianthus NEOs through grants of stock options to purchase shares of Dianthus common stock under the Dianthus Therapeutics, Inc. 2019 Stock Plan (the “2019 Plan”). In general, stock options vest as to 25% on the first anniversary of the applicable vesting commencement date and then in equal monthly installments on the last day of each month over the following 36 months, subject to the Dianthus NEO’s continued employment.

On June 7, 2022, the Dianthus board of directors approved stock option awards to each of the Dianthus NEOs representing the right to purchase the number of shares of Dianthus common stock set forth below with the following vesting commencement dates, which generally aligns with the date on which the Dianthus NEO commenced employment.

Name	2022 Stock Options	Vesting Commencement Date
Marino Garcia	1,495,044	November 1, 2021
Simrat Randhawa, M.D.	440,135	April 25, 2022
Ryan Savitz	572,176	June 2, 2022

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table presents information regarding the outstanding stock options under the 2019 Plan held by each Dianthus NEO as of December 31, 2022.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Marino Garcia	226,869	610,803	(1)	$1.46	11/3/2031
	404,907	1,090,137	(1)	$1.84	6/6/2032
Simrat Randhawa, M.D.	—	440,135	(2)	$1.84	6/6/2032
Ryan Savitz	—	572,176	(3)	$1.84	6/6/2032

(1)	These stock options vest in 35 equal monthly installments through November 30, 2025, subject to Mr. Garcia’s continued employment through each vesting date.
(2)	These stock options vest as to 25% on April 25, 2023 and in 36 equal monthly installments thereafter through April 30, 2026.
(3)	These stock options vest as to 25% on June 2, 2023 and in 36 equal monthly installments thereafter through June 30, 2026.

Additional Narrative Disclosure

Retirement Benefits

Dianthus does not maintain, and no Dianthus NEO is eligible to participate in, any defined benefit pension plan or nonqualified deferred compensation plan. Each Dianthus NEO is eligible to participate in a multiemployer tax-qualified 401(k) savings plan, which allows eligible participants to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. Pursuant to the terms of such 401(k) plan, Dianthus may make discretionary matching contributions; however, no such contributions have been made to date.

Potential Payments Upon Termination or Change in Control

Under the employment agreements with the Dianthus NEOs, in the event the Dianthus NEO is terminated by Dianthus other than for “Cause” or by the Dianthus NEO for “Good Reason,” the Dianthus NEO will be eligible for the following severance benefits upon execution and non-revocation of a release of claims in favor of Dianthus: (i) severance payments equal to 12 months of base salary for Mr. Garcia or nine months of base salary for Dr. Randhawa or Mr. Savitz, payable in installments and (ii) Dianthus-subsidized COBRA continuation premiums for up to 12 months for Mr. Garcia or up to nine months for Dr. Randhawa or Mr. Savitz.

In addition, under the employment agreements with the Dianthus NEOs, if the Dianthus NEO remains continuously employed through a “Change in Control” of Dianthus, all outstanding stock options will become fully vested and exercisable. The merger will not constitute a Change in Control of Dianthus.

For purposes of the employment agreements and the outstanding stock options:

•

“Cause” generally means the Dianthus NEO’s (i) unauthorized use or disclosure of confidential information or trade secrets, (ii) material breach of any agreement with Dianthus, subject to a 20-day cure period, (iii) material failure to comply with Dianthus policies, rules or instructions, subject to a 20-day cure period, (iv) commission of or please of guilty or no contest to a felony or any other crime including moral turpitude, (v) gross negligence or willful misconduct, (vi) continuing failure to perform assigned duties, subject to a 20-day cure period, or (vii) failure to cooperate in good faith with any governmental or internal investigation involving Dianthus.

•

“Change in Control” generally means the closing of (i) the sale of all or substantially all of the assets of the Dianthus to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of Dianthus’ outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity (or its ultimate parent, if applicable), or (iii) the acquisition of all or a majority of the outstanding voting stock of Dianthus in a single transaction or a series of a related transactions to which Dianthus is a party by a person or group of persons, in each case, excluding any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by Dianthus or any successor, indebtedness of Dianthus is cancelled, or converted or a combination thereof.

•

“Good Reason” general means (i) a material diminution in base salary or target bonus (excluding across the board reductions), (ii) any material diminution in title, authority, responsibilities or lines of reporting, or (iii) a required geographic relocation by more than 50 miles, in each case, subject to standard notice and cure periods.

Summary Description of the 2019 Plan

The following is a summary of the principal provisions of the 2019 Plan. The 2019 Plan was adopted to advance the interests of the Dianthus stockholders by enhancing Dianthus’ ability to attract, retain and motivate persons who are expected to make important contributions to Dianthus and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Dianthus stockholders.

Eligibility. All of Dianthus’ employees, officers, directors, consultants and advisors are eligible to be granted stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards (each, an “Award”). Approximately 32 current employees (including the Dianthus NEOs) and one current non-employee member of the Dianthus board of directors participate in the 2019 Plan.

Administration. The Dianthus board of directors has the authority to administer the 2019 Plan with respect to awards made under the 2019 Plan. However, it may at any time appoint a secondary committee of one or more directors to have separate but concurrent authority to make awards under the 2019 Plan. The Dianthus board of directors may also delegate to one or more officers of Dianthus the power to grant awards under the 2019 Plan. The Dianthus board of directors or any other committee or person who are delegated any such authority are referred to herein as the “plan administrator.”

The plan administrator has discretion to determine which eligible individuals are granted Awards, the time or times when Awards are to be granted, the number of shares or amount of payment subject to each Award, the vesting and exercise schedule (if any) for the Award, the cash consideration (if any) payable per share subject to the Award and the form of payment in which the Award is to be settled, the maximum term for which the Award is to remain outstanding, the status of any granted stock option as either an incentive stock option or a non-qualified stock option under the federal tax laws, and with respect to performance-based awards, the amount payable at one or more levels of attained performance, the payout schedule and the form of payment.

Stock Available for Awards. The 2019 Plan reserves 7,755,810 shares of Dianthus common stock for issuance pursuant to awards thereunder. If any Award expires, lapses or is terminated, surrendered or canceled without exercise or is forfeited, then the shares of Dianthus common stock covered by such Award will be available for the grant of future Awards under the 2019 Plan. In addition, shares of Dianthus common stock delivered or tendered to Dianthus by a participant to satisfy the applicable exercise or purchase price or applicable tax withholding obligations will be available for the grant of future Awards under the 2019 Plan. As of May 15, 2023, 1,102,523 shares of Dianthus common stock remained available for issuance.

Types of Awards. The following types of awards may be granted under the 2019 Plan: stock options, restricted stock, RSUs and other stock-based awards including stock appreciation rights. The principal features of each type of award are described below.

•

Stock Options. The plan administrator may grant stock options which qualify as incentive stock options under the Code or non-qualified stock options. Each stock option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than 100% of the fair market value of a share of Dianthus common stock on the grant date (or, for incentive stock options granted to a 10% stockholder, the exercise price will not be less than 110% of such fair market value). No stock option will have a term in excess of 10 years (or, for incentive stock options granted to a 10% stockholder, the maximum term is five years). The shares subject to each stock option will generally vest in one or more installments over a specified period of service measured from the grant date or upon the achievement of pre-established performance objectives, as determined by the plan administrator.

•

Restricted Stock; RSUs. The plan administrator may grant shares of Dianthus common stock under the 2019 Plan that are subject to performance or service vesting requirements established by the plan administrator, which is referred to as restricted stock. The plan administrator may also grant RSUs under the 2019 Plan, where each RSU entitles the participant to receive a share of Dianthus common stock or cash in lieu thereof following the attainment of performance or service vesting requirements. Unless otherwise determined by the plan administrator, holders of restricted stock will be entitled to cash dividends with respect to their shares of restricted stock, but such dividends will be subject to the same restrictions as the underlying restricted stock. The plan administrator may provide for dividend equivalents with the grant of any RSUs, which may be subject to the same restrictions as the underlying RSUs.

•

Other Stock-Based Awards. The plan administrator may grant other stock-based awards under the 2019 Plan, which may be fully vested shares of Dianthus common stock, stock appreciation rights or any other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Dianthus common stock or other property.

Transferability. Awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered, except by will or the laws of descent and distribution or, other than incentive stock options, pursuant to a qualified domestic relations order. During the life of a participant, stock options may only be exercisable by the participant.

Reorganization Events. In the event of a “reorganization event,” the Dianthus Board may take any of the following actions with respect to Awards other than Awards of restricted stock: (i) provide for the assumption or substitution of such Awards by the acquiring or succeeding company, (ii) provide for the termination of unexercised Awards immediately prior to the consummation of the reorganization event, (iii) provide that outstanding Award will become exercisable or vested, (iv) provide for the cancelation and cash-out of Awards, or (v) any combination thereof. In the event of a reorganization event, the repurchase or other rights of Dianthus with respect to any outstanding Awards of restricted stock will inure to the benefit of the successor and apply to the cash, securities or other property to which the restricted stock was converted into or exchanged for in such event.

Amendment and Termination. The Dianthus board of directors may amend or modify the 2019 Plan at any time. No awards shall be granted under the 2019 Plan after July 17, 2029.

DIANTHUS DIRECTOR COMPENSATION

Ms. Soteropoulos is the only non-employee member of the Dianthus board of directors who received compensation during fiscal 2022. Pursuant to the terms of a director compensation letter dated May 6, 2022, Ms. Soteropoulos receives cash retainers of $30,000 per year, payable quarterly in arrears. In addition, as provided in such letter, on June 7, 2022, Ms. Soteropoulos received a grant of 132,041 stock options under the 2019 Plan which vest as to 25% on April 6, 2023 and then in equal monthly installments on the last day of each month over the following 36 months, subject to her continued service on the Dianthus board of directors.

2022 Director Compensation Table

The following table sets forth information for the year ended December 31, 2022 regarding the compensation awarded to or earned by certain non-employee members of the Dianthus board of directors. Mr. Garcia, Dianthus’ President and Chief Executive Officer, did not receive any additional compensation for his service as a member of the Dianthus board of directors. Please see “Dianthus Executive Compensation—Summary Compensation Table” above for the compensation earned by or paid to Mr. Garcia in fiscal 2022.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Tomas Kiselak	—	—	—
Lei Meng(2)	—	—	—
Lonnie Moulder	—	—	—
Paula Soteropoulos(2)	$22,500	$179,896	$202,396
Jonathan Violin, Ph.D.	—	—	—

(1)

Amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB Accounting Standards Codification Topic 718, of stock options granted to members of the Dianthus board of directors during fiscal 2022. For more information regarding the assumptions used in this calculation, see Note 11 to Dianthus’ financial statements included in this proxy statement/prospectus. As of December 31, 2022, Ms. Soteropoulos held 132,041 outstanding stock options, and no other non-employee directors held any outstanding stock options.

(2)	Ms. Meng and Ms. Soteropoulos were appointed to the Dianthus board of directors in April 2022.

MATTERS BEING SUBMITTED TO A VOTE OF MAGENTA STOCKHOLDERS

PROPOSAL NO. 1—THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Magenta special meeting, Magenta stockholders will be asked to approve (i) the issuance of shares of Magenta common stock to the stockholders of Dianthus pursuant to the Merger Agreement, which shares of Magenta common stock will represent more than 20% of the shares of Magenta common stock outstanding immediately prior to the merger and (ii) the change of control of Magenta resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately following the merger, it is expected that the former Dianthus securityholders, including the holders of shares of Dianthus common stock and Dianthus pre-funded warrants issued in the Dianthus pre-closing financing, will own approximately 78.7% of the capital stock of Magenta and the Magenta securityholders as of immediately prior to the merger will own approximately 21.3% of the capital stock of Magenta, subject to certain assumptions, including, but not limited to, Magenta’s net cash at closing being between $59.5 million and $60.5 million.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Magenta common stock in the merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Magenta common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 78.7% of Magenta’s common stock immediately following the merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Magenta must obtain the approval of Magenta stockholders for the issuance of these shares of common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Magenta must obtain the approval of Magenta stockholders of the change of control resulting from the merger.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of Magenta common stock entitled to vote at the Magenta special meeting is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.

The merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

Certain of Magenta and Dianthus’ stockholders have agreed to vote any shares of common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

General

At the Magenta special meeting, Magenta stockholders will be asked to approve an amendment to Magenta’s charter to effect a reverse stock split of Magenta’s issued and outstanding common stock at a ratio in the range between 1:                  to 1:                 , inclusive. The final ratio and effectiveness of such amendment and the abandonment of such amendment will be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta’s stockholders, determined solely by the Magenta board of directors. Upon the effectiveness of such amendment to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Magenta common stock immediately prior to the reverse stock split effective time will automatically without further action on the part of Magenta be combined into a smaller number of shares such that a Magenta stockholder will own one new share of Magenta common stock for every to shares of issued Magenta common stock held by such stockholder immediately prior to the reverse stock split effective time. Based upon the reverse stock split ratio selected by the Magenta board of directors (or as mutually agreed by the Magenta board of directors and Dianthus board of directors), proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Magenta stock options and RSUs, which will result in a proportional decrease in the number of shares of Magenta common stock reserved for issuance upon exercise or vesting, of such stock options and RSUs, and, in the case of stock options, a proportional increase in the exercise price of all such stock options.

The proposed form of certificate of amendment to Magenta’s charter, a copy of which is attached as Annex G to this proxy statement/prospectus, will affect the reverse stock split but will not change the number of authorized shares of Magenta common stock or Magenta preferred stock, or the par value of Magenta common stock or Magenta preferred stock. The final ratio and effectiveness of such amendment and the abandonment of such amendment will be mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta stockholders, determined solely by the Magenta board of directors.

Reasons for the Proposal

The Magenta board of directors approved the proposal approving the amendment to Magenta’s charter effecting the reverse stock split for the following reasons:

•

the Magenta board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Magenta’s common stock and reduce the risk of a delisting of Magenta common stock from Nasdaq in the future;

•	the Magenta board of directors believes a higher stock price may help generate investor interest in Magenta and ultimately the combined company and help Magenta attract and retain employees;

•	the Magenta board of directors believes a higher stock price may increase trading volume in Magenta common stock and facilitate future financings by the combined company;

•

the Magenta board of directors believes that the resulting increase in the number of authorized and unissued shares available for future issuance will facilitate the issuance of shares to the stockholders of Dianthus pursuant to the Merger Agreement, as described in the Nasdaq Stock Issuance Proposal, and ultimately the consummation of the merger; and

•	the Magenta board of directors believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.

Requirements for Listing on Nasdaq

Magenta common stock is currently listed on The Nasdaq Global Market under the symbol “MGTA.” Magenta intends to file an initial listing application pursuant to the terms of the Merger Agreement for the combined company to list the securities of the combined company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Magenta to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

In addition, it is a condition to the closing of the merger that the shares of Magenta common stock to be issued in the merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Magenta’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Magenta capital stock, which will continue to be authorized pursuant to Magenta’s charter.

Potential Increased Investor Interest

On                 , 2023, Magenta common stock closed at $            per share. An investment in Magenta common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Magenta board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Magenta common stock.

Magenta cannot predict whether the reverse stock split will increase the market price for Magenta common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Magenta common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Magenta common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Magenta to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•

the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Magenta common stock will also be based on the performance of Magenta, and after the merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Magenta common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Magenta may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Magenta common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Magenta common stock and RSUs, options to purchase shares of Magenta common stock outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of Magenta common stock, options to purchase shares of Magenta common stock and Magenta RSUs outstanding immediately prior to the effective time of the reverse stock split uniformly. Each and each such stockholder will hold the same percentage of Magenta common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Magenta common stock or preferred stock and will not reduce the number of authorized shares of Magenta common stock or preferred stock. Magenta common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Magenta continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Magenta stockholders approve the amendments to Magenta’s charter effecting the reverse stock split, and if the Magenta board of directors still believes that a reverse stock split is in the best interests of Magenta and its stockholders, Magenta will file the certificate of amendment to Magenta’s charter with the Secretary of State of the State of Delaware at such time as the Magenta board of directors has determined to be the appropriate reverse stock split effective time at a ratio as mutually agreed by the Magenta board of directors and the Dianthus board of directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by Magenta stockholders, determined solely by the Magenta board of directors. The Magenta board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Magenta intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Magenta common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Magenta common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock in Book-Entry Form. Certain of Magenta’s registered holders of common stock hold some or all of their shares electronically in book-entry form with Magenta’s transfer agent, Computershare Trust Company, N.A. These stockholders do not hold physical stock certificates evidencing their ownership of Magenta common stock. However, they are provided with a statement reflecting the number of shares of Magenta common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Magenta’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Magenta common stock held following the reverse stock split.

Registered Holders of Common Stock in Certificate Form. As soon as practicable after the reverse stock split effective time, Magenta’s stockholders will be notified that the Reverse Stock Split has been effected. Magenta expects that the Magenta transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Magenta. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the certificate of amendment to Magenta’s charter effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Magenta is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Magenta or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Magenta board of directors or contemplating a tender offer or other transaction for the combination of Magenta with another company, the reverse stock split proposal is not being proposed in response to any effort of which Magenta is aware to accumulate shares of Magenta common stock or obtain control of Magenta, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Magenta board of directors and stockholders. Other than the proposals being submitted to the Magenta stockholders for their consideration at the Magenta special meeting, the Magenta board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Magenta. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 114.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of U.S. federal income tax considerations relating to the reverse stock split that are applicable to U.S. holders (which, for purposes of this discussion, has the same meaning as in “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Magenta Common Stock”) of Magenta common stock. This section applies only to persons that hold their Magenta common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own five percent or more of Magenta voting shares or five percent or more of the total value of all classes of shares of Magenta;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of Magenta common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Magenta common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in Magenta as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding Magenta common stock who exercise dissenters’ rights;

•

persons who acquired their shares of Magenta common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Magenta common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. If you are a partner of a partnership or other pass-through entity holding Magenta common stock, you should consult your tax advisors regarding the tax consequences of the reverse stock split.

In addition, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below. No ruling from the IRS has been or will be requested in connection with the reverse stock split. Magenta stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The proposed reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Magenta common stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Magenta common stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Magenta common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Magenta common stock), and such U.S. holder’s holding period in the shares of Magenta common stock received should include the holding period in the shares of Magenta common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Magenta common stock surrendered to the shares of Magenta common stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Magenta common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. holder that receives cash in lieu of a fractional share of Magenta common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Magenta common stock surrendered that is allocated to such fractional share of Magenta common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Magenta common stock surrendered exceeded one year at the effective time of the reverse stock split.

Possible Alternative Tax Treatment

As discussed above under “Agreements Related to the Merger—Contingent Value Rights Agreement-Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Magenta Common Stock,” although the matter is not free from doubt, Magenta will treat the issuance of the CVRs and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the above discussion assumes that this treatment will be respected. It is possible that the reverse stock split and the issuance of the CVRs could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to a U.S. Holder may differ from those discussed above. U.S. Holders should consult their tax advisors regarding the tax consequences of the reverse stock split.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Magenta common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Magenta common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Magenta common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Magenta capital stock for the Reverse Stock Split Proposal is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Reverse Stock Split Proposal.

The merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal may still be effected if the Reverse Stock Split Proposal is approved.

Certain of Magenta and Dianthus’ stockholders have agreed to vote any shares of common stock owned by them in favor of the Reverse Stock Split Proposal. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3—THE OFFICER EXCULPATION PROPOSAL

General

Section 102(b)(7) of the DGCL was amended effective August 1, 2022 to authorize exculpation of officers of Delaware corporations (the “Section 102(b)(7) Amendment”). Specifically, the amendments extend the opportunity for Delaware corporations to exculpate their officers, in addition to their directors, for personal liability for breach of the duty of care in certain actions (the “officer exculpation”). This provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims.

The Magenta board of directors believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors. Accordingly, the Board believes that the proposal to extend exculpation to officers is fair and in the best interests of Magenta and its stockholders.

A copy of the proposed form of certificate of amendment to Magenta’s charter to effect the officer exculpation is attached as Annex G to this proxy statement/prospectus.

The Magenta board of directors may determine to effect the officer exculpation, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal. In addition, notwithstanding approval of this proposal by Magenta stockholders, the Magenta board of directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the officer exculpation, as permitted under Section 242(c) of the DGCL.

Reasons for the Proposal

The Magenta board of directors desires to amend Magenta’s charter to maintain provisions consistent with the governing statutes contained in the DCGL. Prior to the Section 102(b)(7) Amendment, Delaware law has permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.

As is currently the case with directors under Magenta’s charter, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The Magenta board of directors believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors, and accordingly, the Magenta board of directors believes that this proposal which would extend exculpation to officers, as specifically permitted by the Section 102(b)(7) Amendment, is fair and in the best interests of Magenta and its stockholders.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Magenta capital stock for the Officer Exculpation Proposal is required to approve the Officer Exculpation Proposal. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Officer Exculpation Proposal.

The merger is not conditioned upon the approval of the Officer Exculpation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Officer Exculpation Proposal.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OFFICER EXCULPATION PROPOSAL.

PROPOSAL NO. 4—THE DIRECTOR ELECTION PROPOSAL

General

The Magenta board of directors currently consists of eight members. In accordance with the terms of Magenta’s charter and bylaws, the Magenta board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three (3) year terms. The members of the classes are divided as follows:

•	the Class I directors are Michael Vasconcelles, Thomas O. Daniel, M.D. and Amy Lynn Ronneberg, and their terms will expire at Magenta’s annual meeting of stockholders to be held in 2025;

•	the Class II directors are Jeffrey W. Albers, Anne McGeorge and David T. Scadden, M.D., and their terms will expire at Magenta’s annual meeting of stockholders to be held in 2023; and

•	the Class III directors are Bruce Booth, D.Phil. and Alison F. Lawton, and their terms will expire at Magenta’s annual meeting of stockholders to be held in 2024.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Magenta’s charter and bylaws provide that the authorized number of directors may be changed only by resolution of the Magenta board of directors. Magenta’s charter also provides that Magenta’s directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of capital stock then entitled to vote in an annual election of directors, and that any vacancy on the Magenta board of directors, including a vacancy resulting from an increase in the size of the Magenta board of directors, may be filled only by vote of a majority of its directors then in office.

The Magenta board of directors has nominated             ,              and              for election as the Class II directors at the Magenta special meeting. Each of the nominees are currently directors and have consented to serve as Magenta’s directors if elected. If the nominees become unable or unwilling to serve, however, the proxies may be voted for a substitute nominee selected by the Magenta board of directors.

Magenta stockholders should understand, however, that if the merger is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Magenta board of directors will be reconstituted upon completion of the merger, in accordance with the Merger Agreement. Following the merger, the combined company’s directors will consist of eight members, with six designated by Dianthus, including Marino Garcia, Leon O. Moulder, Jr., Tomas Kiselak, Lei Meng, Paula Soteropoulos and Jonathan Violin, and two directors designated by Magenta, including Alison F. Lawton and Anne McGeorge. All of Magenta’s current directors, other than Alison F. Lawton and Anne McGeorge, are expected to resign from their positions as directors of Magenta, effective as of the effective time.

Vote Required

The nominees for Class II director who receive the most votes properly cast (also known as a plurality) will be elected. You may vote either “FOR” all the nominees, “FOR” any one of the nominees, “WITHHOLD” your vote from all the nominees or “WITHHOLD” your vote from any one of the nominees. Withheld votes and broker non-votes will have no effect on the Director Election Proposal.

The merger is not conditioned upon the election of any of the director nominees named the Director Election Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of the director nominees named in the Director Election Proposal. However, if the nominees are unable to serve or for good cause will not serve as a director, the proxies will be voted for the election of such substitute nominee as the Magenta board of directors may designate.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5—THE AUDITOR RATIFICATION PROPOSAL

General

Magenta’s stockholders are being asked to ratify the appointment by the audit committee of the Magenta board of directors (the “Magenta audit committee”) of KPMG LLP as Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023. KPMG LLP has served as Magenta’s independent registered public accounting firm since 2017.

The Magenta audit committee is solely responsible for selecting Magenta’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Stockholder approval is not required to appoint KPMG LLP as Magenta’s independent registered public accounting firm. However, the Magenta board of directors believes that submitting the selection of KPMG LLP to Magenta’s stockholders for ratification is good corporate governance. If Magenta’s stockholders do not ratify this appointment, the Magenta audit committee will reconsider whether to retain KPMG LLP. If the selection of KPMG LLP is ratified, the Magenta audit committee, at its discretion, may direct the selection of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of Magenta and its stockholders.

A representative of KPMG LLP is expected to be present at the Magenta special meeting and will have an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from Magenta’s stockholders.

Vote Required

The affirmative vote of a majority of the votes properly cast by the holders of Magenta common for the Auditor Ratification Proposal is required to approve the Auditor Ratification Proposal. Abstentions and broker non-votes will have no effect on the Auditor Ratification Proposal.

The merger is not conditioned upon the approval of the Auditor Ratification Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Auditor Ratification Proposal.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL.

PROPOSAL NO. 6—THE ADJOURNMENT PROPOSAL

General

If Magenta fails to receive a sufficient number of votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal, Magenta may propose to adjourn the Magenta special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal. Magenta currently does not intend to propose adjournment at the Magenta special meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

If a quorum is not present at the Magenta special meeting, under Magenta’s bylaws, the chair of the Magenta special meeting will have the power to adjourn the Special Meeting until a quorum is present or represented.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of Magenta common stock for the Adjournment Proposal is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.

The merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

MAGENTA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

MAGENTA’S BUSINESS

Overview

Magenta is a biotechnology company previously focused on improving stem cell transplantation. Magenta’s drug development pipeline included multiple clinical and preclinical product candidates that were designed to improve stem cell transplant. Magenta’s MGTA-117 product candidate was designed as an antibody drug conjugate (“ADC”) to deplete CD117-expressing stem cells in the bone marrow in order to make room for subsequently transplanted stem cells or ex vivo gene therapy products. Magenta’s second targeted conditioning product candidate, MGTA-45 (formally known as CD45-ADC), was an ADC designed to selectively target and deplete both stem cells and immune cells and was intended to replace the use of chemotherapy-based conditioning prior to stem cell transplant in patients with blood cancers and autoimmune diseases. Lastly, Magenta’s MGTA-145 product candidate, in combination with plerixafor, was designed to improve the stem cell mobilization process by which stem cells are mobilized out of the bone marrow and into the bloodstream to facilitate their collection for subsequent transplant back into the body.

In January 2023, Magenta voluntarily paused dosing in its MGTA-117 Phase 1/2 clinical trial for MGTA-117 in patients with relapsed/refractory acute myeloid leukemia (“AML”), and myelodysplastic syndromes (“MDS”) after the last participant dosed in Cohort 3 in the clinical trial experienced a Grade 5 serious adverse event (“SAE”) (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117. This safety event was reported to the FDA as the study’s third safety event which is of a type referred to as a “Suspected, Unexpected, Serious Adverse Reaction” (“SUSAR”). The FDA subsequently placed the study on partial clinical hold in February 2023.

In February 2023, after a review of Magenta’s programs, resources and capabilities, including anticipated costs and timelines, Magenta announced the decision to halt further development of its programs. Specifically, Magenta discontinued the MGTA-117 Phase 1/2 clinical trial in patients with AML and MDS Magenta discontinued the MGTA-145 Phase 2 stem cell mobilization clinical trial in patients with sickle cell disease (“SCD”). Lastly, Magenta stopped incurring certain costs relating to MGTA-45, including manufacturing and costs relating to certain other activities that were intended to support an investigative new drug application (“IND”), for MGTA-45 (previously named CD45-ADC). As a result of these decisions, Magenta conducted a corporate restructuring that resulted in a reduction in its workforce by 84%.

Coinciding with the decisions related to the programs and across the portfolio, Magenta announced that it intended to conduct a comprehensive review of strategic alternatives for the company and its assets. As part of Magenta’s strategic review process, focused on potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transaction, as well as strategic transactions regarding its product candidates and related assets, including, without limitation, licensing transactions and asset sales. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-45, MGTA-145 and the CD117 antibodies including the clinical antibody that was used with MGTA-117, and is continuing to explore strategic alternatives related to its other assets.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on May 2, 2023, Magenta entered into the Merger Agreement with Dianthus, pursuant to which Merger Sub will merge with and into Dianthus, with Dianthus surviving as Magenta’s wholly-owned subsidiary, referred to hereinafter as the merger. The merger was unanimously approved by Magenta’s board of directors, and the Magenta board resolved to recommend approval of the Merger Agreement to Magenta’s stockholders. The closing of the merger is subject to approval by Magenta and Dianthus’ stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Magenta common stock to be issued in connection with the transaction. If the merger is completed, the business of Dianthus will continue as the business of the combined company.

Magenta’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger or any Magenta asset sale, will result in Magenta pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to Magenta and its stockholders in the existing Magenta entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, its board of directors may decide to pursue a dissolution and liquidation of Magenta.

Magenta’s Product Candidates

Magenta’s Targeted Conditioning Product Candidates

Magenta’s targeted conditioning product candidates were designed to address the unmet need in conditioning for stem cell transplantation or ex vivo gene therapy with a goal of being less toxic than the current radiation and chemotherapy-based treatments. The Magenta programs were developed with a focus on targeted conditioning where only specific cell types are removed and it is more tailored to the patient’s disease and transplant requirements.

MGTA-117 and MGTA-45 utilized ADCs, where a monoclonal antibody which is specific for a cell surface protein is coupled with a payload that enables cell depletion. The antibody and the payload are conjugated to each other via a molecule known as a linker. The approach is intended to allow the ADC to bind to the receptor on the cell targeted for depletion and release the payload inside the target cell to cause the target cell’s depletion.

MGTA-117

MGTA-117 was an anti-CD117 antibody conjugated to an amanitin payload, and it targets CD117, also known as c-Kit, which is highly expressed on HSCs and leukemia cells. MGTA-117 was designed to deplete CD117-expressing target cells in the blood and/or bone marrow prior to a patient undergoing stem cell transplant or receiving an ex vivo gene therapy product. One of the primary goals of MGTA-117 was to lessen the need for high-dose or high-intensity chemotherapeutic agents prior to such transplant or gene therapy. In the case of Hematopoietic stem cell (“HSC”) based gene therapy applications, a goal of MGTA-117 was to potentially eliminate the need for chemotherapeutic agents altogether.

In the first quarter of 2022, Magenta initiated the Phase 1/2 clinical trial for MGTA-117 in patients with relapsed/refractory AML and MDS, and the trial was designed as a multi-center, open-label, single-ascending-dose clinical trial. Dose escalation in the clinical trial was designed as a modified Fibonacci sequence. The primary outcomes for the clinical trial were defined as the evaluation of the safety profile, pharmacokinetics and pharmacodynamics of MGTA-117 as a single dose.

In December 2022, Magenta announced that it stopped dosing in Cohort 4, pursuant to the clinical trial protocol, due to the observance of DLTs involving pulmonary distress, in two of the three participants dosed in Cohort 4. As a result of these observations and due to the unexpected nature of the pulmonary involvement, two SUSARs were reported to the U.S. Food and Drug Administration (“FDA”). In accordance with the clinical trial protocol and, following the recommendation of the trial’s safety Cohort Review Committee, Magenta resumed dosing in Cohort 3 (dose level 0.08 mg/kg).

In January 2023, Magenta announced that the last participant dosed in Cohort 3 (dose level 0.08 mg/kg) in the clinical trial experienced a Grade 5 SAE (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117, and this was reported to the FDA as a SUSAR because the event was still deemed to be unexpected at the time. After consultation with the trial’s safety Cohort Review Committee, and with the highest regard for patient safety, Magenta voluntarily paused all dosing in the clinical trial. The FDA subsequently placed the study on partial clinical hold in February 2023.

In April 2023, Magenta entered into an asset purchase agreement related to the CD117 antibodies, including the clinical antibody that was used with MGTA-117, for cash consideration and a potential milestone payment contingent upon the achievement of a certain clinical milestone.

MGTA-45

Magenta’s second ADC-based conditioning program, MGTA-45, was an anti-human CD45 antibody conjugated to a DNA-interacting payload, which is highly expressed on HSCs, leukemia cells and immune cells. It is designed to deplete CD45-expressing target cells in the blood and/or bone marrow prior to a patient undergoing either an allogeneic stem cell transplant, likely to treat leukemia, or an autologous transplant for severe autoimmune disease. The ability of MGTA-45 to deplete both HSC’s and immune cells is a critical aspect of the immune reset needed for the treatment of severe autoimmune disease. Similarly, in the allogeneic blood cancer transplant setting, the depletion of host immune cells is critical to address immune-mediated rejection of the incoming foreign stem cells. Additionally, MGTA-45 has the potential to target blood cancer cells expressing CD45 which may provide additional therapeutic benefit for cancer patients.

After Magenta’s February 2023 announcement to conduct a comprehensive review of strategic alternatives for its programs and the company, Magenta made the decision to stop incurring certain costs relating to MGTA-45 as part of its efforts to explore a program-specific transaction, including a potential licensing transaction or a sale of the asset, given the program’s early and promising profile.

In April 2023, Magenta entered into an asset purchase agreement related to MGTA-45 for cash consideration and reimbursement of certain expenses and a potential milestone payment contingent upon the achievement of a certain regulatory milestone.

Stem Cell Mobilization

Stem cell mobilization is a process by which stem cells are stimulated out of the bone marrow and into the bloodstream so that they are available for collection for future reinfusion. The collected cells are then preserved, frozen, and stored until the time of transplant. Magenta developed MGTA-145 as a new approach to stem cell mobilization.

MGTA-145

MGTA-145 was designed to be a potential first-line standard of care for stem cell mobilization in a broad range of diseases, for both autologous and allogeneic transplants. MGTA-145, a CXCR2 agonist, works in combination with plerixafor, a CXCR4 antagonist, to harness the physiological mechanism of stem cell mobilization.

After conducting a Phase 1 clinical trial of MGTA-145 plus plerixafor in healthy subjects, Magenta supported a Phase 2 investigator-initiated clinical trial at Stanford University evaluating the utility of MGTA-145, combination with plerixafor, in mobilizing and collecting stem cells from 25 multiple myeloma patients. The clinical trial showed that MGTA-145, in combination with plerixafor, mobilized a sufficient number of stem cells for transplantation and met the trial’s primary endpoint in 88% of patients (22/25). Magenta did not continue development due to the unfavorable state of the capital markets for biotechnology companies and its decision in April 2022 to more narrowly focus its capital allocation on MGTA-117 and the MGTA-145 Phase 2 stem cell mobilization clinical trial in patients with SCD.

Magenta entered into a Phase 2 clinical collaboration with bluebird bio, Inc. (“bluebird”) to evaluate the safety and potential utility of MGTA-145, in combination with plerixafor, for the mobilization and collection of stem cells in patients with sickle cell disease. Data from this clinical trial were intended to provide proof-of-concept for MGTA-145, in combination with plerixafor, as the preferred mobilization regimen for patients with sickle cell disease and, more broadly, across all HSC gene therapy applications. No meaningful data sets were collected in the clinical trial due to a lack of enrollment.

In February 2023, after a thorough review of internal and external factors, Magenta announced the decision to halt further development of Magenta’s programs and to conduct a comprehensive review of strategic alternatives for the programs and the company. As a result of that decision, Magenta discontinued the Phase 2 clinical trial in SCD and subsequently terminated the collaboration agreement with bluebird.

In April 2023, Magenta entered into an asset purchase agreement related to MGTA-145 for cash consideration of and a potential milestone payment contingent upon the achievement of a certain clinical milestone.

Manufacturing

Magenta does not own or operate, and has no plans to establish, any manufacturing facilities. Magenta has historically relied upon, and continue to rely upon, third-party contract development and manufacturing organizations, for raw materials, drug substance and drug product for preclinical research and ongoing clinical trials, as needed. In February 2023, after a review of Magenta’s business, programs, resources and capabilities, Magenta announced the decision to conduct a comprehensive review of strategic alternatives. As a result of that decision, Magenta is in the process of terminating certain manufacturing-related relationships.

Competition

The biotechnology industry is extremely competitive in the race to develop new products and treatment modalities. Magenta may face competition from companies focused on traditional therapeutic modalities, such as small molecules and antibodies, as well as companies developing next-generation cell therapies. Competition is likely to come from multiple sources, including larger pharmaceutical companies, biotechnology companies and academia. Many of its competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals, and product marketing than Magenta currently does. These competitors also compete with Magenta in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its product candidates. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

As part of its strategic review process, Magenta began exploring potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transaction. Magenta is also exploring strategic transactions regarding its product candidates and related assets, including, without limitation, licensing transactions and asset sales.

Given the economic downturn in the capital markets, and in the biotechnology sector in particular, Magenta may face substantial competition for attractive counterparties for any proposed strategic transactions. For example, there may be many other biotech and pharmaceutical companies that halt development of their programs and instead choose to pursue strategic transactions like the ones Magenta is currently exploring. These companies may possess greater financial and managerial resources than Magenta does, and they may have more attractive product candidates, intellectual property or other assets. As a result, these other companies may prove to be more attractive than Magenta to counterparties pursuing strategic transactions. There can be no assurance that its strategic review process will result in Magenta pursuing a transaction, or that any transaction, if pursued, will be completed on terms favorable to Magenta and its stockholders.

Licenses and Collaborations

Magenta has a license agreement with the President and Fellows of Harvard College, entered into in November 2016, for an exclusive, worldwide, royalty-bearing license for certain technologies related to conditioning and mobilization. Magenta was obligated to pay milestone payments of up to $7.4 million for the first two licensed products upon the achievement of certain development and regulatory milestones and to pay royalties on a product-by-product and country-by-country basis on net sales of products licensed under the agreement. In April 2023, this agreement was amended and restated and a portion of the license agreement related to certain conditioning technology was assigned to a third party in connection with the sale of certain of Magenta’s conditioning assets.

Intellectual Property

Overview

Magenta strives to protect the proprietary product candidates and technologies that it believes are important to its business, including seeking and maintaining patent protection intended to cover the composition of matter of its product candidates, their methods of use, related technologies, diagnostics, and other inventions.

Magenta-Owned Patent Rights Relating to Cell Therapy

Magenta’s cell therapy patent portfolio contains patent families directed to compositions of matter for aryl hydrocarbon receptor antagonists, including E478, methods of using these compounds, and methods of treatment using expanded HSCs. As of December 31, 2022, Magenta owned three issued U.S. patents, seven pending U.S. patent applications, and more than 50 pending patent applications in foreign jurisdictions. The issued U.S. patents would be expected to expire in 2038, absent any applicable patent term extensions. Any patents that are issued from the pending patent applications would be expected to expire between 2038 and 2039, absent any applicable patent term extensions.

In-Licensed Harvard Portfolio

Magenta has exclusively licensed a patent portfolio from the President and Fellows of Harvard College, applicable to its targeted conditioning that contains patent families directed to compositions and methods for non-myeloablative conditioning, compositions, and highly engraftable hematopoietic stem cells and their uses. As of May 1, 2023, this patent portfolio included three issued U.S. patents, nine pending U.S. patent applications, and more than 10 patents and pending patent applications in foreign jurisdictions. The issued U.S. patents would be expected to expire in 2034 and 2036, absent any applicable patent term extensions. Any patents that are issued from the pending patent applications in this patent portfolio would be expected to expire between 2034 and 2037, absent any applicable patent term extensions.

Other IP Rights

In addition to patents, Magenta relies upon unpatented trade secrets and know-how and potential technological innovation to develop and maintain its competitive position. However, trade secrets and know-how can be difficult to protect. Magenta seeks to protect its proprietary information, in part, by executing confidentiality agreements with its collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with its employees and consultants. Magenta has also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements Magenta enters into are designed to protect its proprietary information and the agreements or clauses requiring assignment of inventions to Magenta are designed to grant Magenta ownership of technologies that are developed through its relationship with the respective counterparty. Magenta cannot guarantee, however, that it has executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford Magenta adequate protection of its intellectual property and proprietary rights. For more information, see the section entitled “Risk Factors—Risks Related to Magenta’s Intellectual Property.”

Governmental Regulation

Compliance with various governmental regulations has an impact on Magenta’s business, including its capital expenditures and competitive position, which can be material. Magenta incurs costs to monitor and take actions to comply with governmental regulations that are applicable to its business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, tax laws and regulations, environmental and health and safety laws and regulations and the regulations that, if Magenta resumes development of any product candidates, govern such products and drug discovery efforts. Government authorities in the U.S. at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

In addition to the discussion below, see “Risk Factors—Risks Related to Magenta” for a discussion of material risks to Magenta, including, to the extent material, to its competitive position, relating to governmental regulations, and see “Magenta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” together with its consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of its financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon its capital expenditures.

U.S. Drug and Biologic Development

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations and biologics under the FDCA, the Public Health Service Act (“PHSA”), and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Magenta.

Any product candidates must be approved by the FDA through either a New Drug Application (“NDA”), or a Biologics License Application (“BLA”), process before they may be legally marketed in the U.S. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	approval by an institutional review board (“IRB”), or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA or BLA;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA;

•	payment of user fees for FDA review of the NDA or BLA, unless a waiver is applicable; and

•	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the U.S.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and the regulatory scheme for drugs and biologics is evolving and subject to change at any time. Should Magenta resume the development of its product candidates, it cannot be certain that any approvals for its product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

Before testing any drug or biological candidate in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess safety and, in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP regulations for safety/toxicology studies.

An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. The FDA may also impose clinical holds at any time before or during clinical trials due to safety concerns or noncompliance and may be imposed on all products within a certain class of products.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but often need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

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Phase 2 clinical trials involve studies in disease-affected patients to evaluate proof of concept and/or determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the product candidate’s safety and effectiveness for its intended use, and to establish the overall benefit/risk relationship of the product candidate and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators 15 days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies, must develop additional information about the chemistry and physical characteristics of the drug or biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

NDA/BLA and FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the U.S.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA or BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing and may request additional information rather than accepting the NDA or BLA for filing. The FDA generally makes a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets ten months from the filing date to complete its initial review of a new molecular entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Magenta interprets the same data.

Orphan Drug Designation

Under the Orphan Drug Act of 1983, the FDA may grant orphan drug designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, provision of a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity could also block the approval of one of its products for seven years if a competitor obtains approval before Magenta does for the same product, as defined by the FDA, for the same indication Magenta is seeking approval, or if its product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of Magenta’s products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the EU has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. For a fast track-designated product, the FDA may consider sections of the NDA or BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. The sponsor can request that the FDA designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting. Additionally, the FDA may rescind a fast track designation if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and demonstrates an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence, and, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date accelerated approval is granted. Additionally, under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation plus intensive guidance from the FDA to ensure an efficient drug development program. The FDA may rescind the designation if the product candidate does not continue to meet the criteria for breakthrough therapy designation.

As part of the 21st Century Cures Act, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of, regenerative medicine advanced therapies (“RMATs”), which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. RMATs do not include those human cells, tissues, and cellular and tissue based products regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and for which preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. A sponsor may request that the FDA designate a product candidate as an RMAT concurrently with, or at any time after, submission of an IND. The FDA has 60 calendar days to determine whether the product candidate meets the criteria, including whether there is preliminary clinical evidence indicating that the product candidate has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with the FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A product candidate with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical studies, patient registries, or other sources of real world evidence, such as electronic health records, the collection of larger confirmatory data sets, or post-approval monitoring of all patients treated with such therapy prior to its approval. The FDA may rescind RMAT designation if the product is no longer meeting the criteria for such designation.

Fast track designation, priority review, accelerated approval, breakthrough therapy designation, and RMAT designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

Under the Pediatric Research Equity Act, certain NDAs and BLAs and certain supplements to an NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FDCA, as amended, requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration submit an initial Pediatric Study Plan (“PSP”), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

Post-Marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (“off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy (“REMS”), to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing or if the FDA determines that the product is no longer safe or effective.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. Magenta relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of its products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall.

Companion Diagnostics and Complementary Diagnostics

Magenta believes that the success of its product candidates may depend, in part, on the development and commercialization of either a companion diagnostic or complementary diagnostic. Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA and, as such, require either clearance or approval prior to commercialization. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval Application approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product. This is also true for a complementary diagnostic, although it is not a prerequisite for receiving the therapeutic.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, including the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the Department of Health and Human Services (“HHS”), the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which Magenta obtains marketing approval. Magenta’s future arrangements with third party payors, healthcare providers and physicians may expose Magenta to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Magenta markets, sells and distributes any drugs for which it obtains marketing approval. In the U.S., these laws include: the federal Anti-Kickback Statute, the False Claims Act, laws and regulations related to the reporting of payments to physicians and teaching hospitals, and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer, pay or provide any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties for each violation, plus up to three times the renumeration involved, and exclusion from participation in federal healthcare programs. The government may also assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for the purposes of the federal False Claims Act or federal civil monetary penalties. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it.

The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws impose civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and the potential implication of various federal criminal statutes. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Claims which include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. Magenta’s future marketing and activities relating to the reporting of wholesaler or estimated retail prices for its products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for its products, as well as the sale and marketing of its product and any future product candidates, are subject to scrutiny under this law.

HIPAA imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully making false statements, and concealing or covering up by any trick or device a material fact or making any materially false statement relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their implementing regulations, including the Final Omnibus Rule published in January 2013, also imposes obligations, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Physician Payments Sunshine Act of 2010, as amended by the Health Care and Education Reconciliation Act, requires applicable manufacturers of covered drugs, biologics, and medical supplies (those paid for by a federal healthcare program) to report annually to CMS information related to any payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Federal government price reporting laws require Magenta to calculate and report complex pricing metrics in an accurate and timely manner to government programs. Additionally, federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services. Such laws are generally broad and are enforced by various state agencies and private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives.

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts. For example, in California, the California Consumer Protection Act (“CCPA”), which went into effect on January 1, 2020, establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Further, the CCPA creates a private right of action for certain data breaches that result in the loss of personal information of California residents, and this private right of action may increase the likelihood of, and risks associated with, data breach litigation. Currently, clinical trial data and information governed by HIPAA are exempt from the current version of the CCPA, but possible changes to the CCPA may broaden its scope. In addition, a new California ballot initiative, the California Privacy Rights Act (“CPRA”), was passed in November 2020 and became effective on January 1, 2023. The amendments to the CCPA introduced by the CPRA impose additional obligations on covered businesses and enhances the protections provided for by the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The changes introduced by the CPRA also create a new state agency that will be vested with authority to implement and enforce the CCPA. Similar laws have been proposed, and likely will be proposed, in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. For example, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”), was signed into law. This new measure which became effective January 1, 2023 contains provisions that, in addition to other mandates, require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. Further data privacy and security laws and regulations in foreign jurisdictions may be more stringent than those in the U.S. (such as the EU, which adopted the GDPR, which became effective in May 2018). Analogous state laws may additionally govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

Current and Future Legislation

In the U.S. and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of Magenta’s product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any product candidates for which Magenta obtains marketing approval. Magenta expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Magenta, or any collaborators, may receive for any approved products.

In 2010, the Congress enacted the ACA, which, among other things:

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created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•	expanded eligibility criteria for Medicaid programs, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 70% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

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The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

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The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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The Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Magenta is not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on its business, if any, may be.

•

On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

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In addition, on May 30, 2018, the Right to Try Act was signed into law. The Right to Try Act, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. The Inflation Reduction Act of 2022 (“IRA”) includes several provisions that may impact its business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on its business and the healthcare industry in general is not yet known.

President Biden has also issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

At the state level, legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. Some of these measures include price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Magenta may obtain for any of its product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Packaging and Distribution in the U.S.

If Magenta’s products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and requirements to notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against Magenta for violation of these laws, even if Magenta successfully defends against it, could cause Magenta to incur significant legal expenses and divert its management’s attention from the operation of its business. Prohibitions or restrictions on sales or withdrawal of future products marketed by Magenta could materially affect its business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact its business in the future by requiring, for example: (i) changes to its manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of its products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of its business.

Other U.S. Environmental, Health and Safety Laws and Regulations

Magenta may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, its operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if Magenta contracts with third parties for the disposal of these materials and waste products, it cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of its hazardous materials, Magenta could be held liable for any resulting damages, and any liability could exceed its resources. Magenta also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Magenta maintains workers’ compensation insurance to cover Magenta for costs and expenses it may incur due to injuries to its employees, but this insurance may not provide adequate coverage against potential liabilities. However, Magenta does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it.

In addition, Magenta may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair its research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any product candidates, some of Magenta’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Magenta may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009 as part of the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted four and 12 year exclusivity periods from the time of first licensure of the product. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the U.S. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor. In addition, the first biologic submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product is eligible for a period of exclusivity against other biologics submitted under the abbreviated approval pathway during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple “first” interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared amongst multiple first interchangeable products, lasts for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologic’s patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

Pediatric exclusivity is another type of regulatory marketing exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Union Drug Development

In the European Union, Magenta’s future products also may be subject to extensive regulatory requirements. As in the U.S., medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC on January 31, 2022. It overhauls the previous system of approvals for clinical trials in the European Union, and is aimed at harmonizing and streamlining clinical-trial authorization (for example, by providing for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications), simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. The new Clinical Trials Regulation also ensures that the rules for conducting clinical trials in the European Union will be identical, as no national implementing legislation in each European Union Member State will be required.

European Union Drug Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union and the United Kingdom (“U.K.”). The provision of benefits or advantages to induce or reward improper performance generally is typically governed by the national anti-bribery laws of European Union Member States, and the Bribery Act 2010 in the U.K. Infringement of these laws could result in substantial fines and imprisonment. European Union Directive 2001/83/EC, which is the European Union Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the U.K. despite its departure from the European Union.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union Drug Review and Approval

In the European Union, medicinal products can only be commercialized after obtaining a marketing authorization (“MA”). There are two types of marketing authorizations.

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The centralized MA is issued by the European Commission (“EC”), through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA and is valid throughout the European Union and in the additional Member States of the European Economic Area (“EEA”) (Iceland, Norway and Liechtenstein). The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application (“MAA”), by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the EC making the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

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National MAs, which are issued by the competent authorities of the European Union Member States and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a European Union Member State, this national MA can be recognized in other European Union Member States through the mutual recognition procedure. If the product has not received a national MA in any European Union Member State at the time of application, it can be approved simultaneously in various European Union Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the European Union Member States in which an MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of product characteristics (“SmPC”), and a draft of the labeling and package leaflet, which are sent to the other European Union Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the European Union Member States (i.e., in the RMS and the Concerned Member States).

Under the above described procedures, before granting a MA, the EMA or the competent authorities of the European Union Member States make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Now that the U.K. (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain is no longer covered by centralized MAs (under the Northern Ireland Protocol, centralized MAs continue to be recognized in Northern Ireland for the time being). All medicinal products with an existing centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of three years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the U.K. medicines regulator, may rely on a decision taken by the EC on the approval of a new MA in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required. On January 24, 2023, the MHRA announced that a new international recognition framework will be put in place from January 1, 2024, which will have regard to decisions on the approval of MAs made by the European Medicines Agency and certain other regulators. The MHRA also has the power to have regard to MAs approved in the European Union Member States through decentralized or mutual recognition procedures with a view to more quickly granting an MA in the U.K. or Great Britain.

European Union Market and Data Exclusivity

In the European Union, innovative medicinal products qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the European Union. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained MA based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

European Union Orphan Designation and Exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products may grant orphan designation in respect of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions and either (i) such condition affects not more than 5 in 10,000 persons in the European Union or (ii) it is unlikely that the development of the medicine would generate sufficient return to justify the necessary investment in its development. In either case, the applicant must also demonstrate that no satisfactory method of diagnosis, prevention or treatment for the condition has been authorized (or, if such a method exists, the product would be a significant benefit to those affected compared to the product available).

In the European Union, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. During this market exclusivity period, neither the EMA nor the EC nor any of the competent authorities in the European Union Members States can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may be reduced to six years if the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. A marketing authorization may be granted to a similar medicinal product to an authorized orphan product during the market exclusivity period in very select cases, such as if (i) it is established that the similar medicinal product is safer, more effective or otherwise clinically superior to the authorized orphan product; (ii) the marketing authorization holder for the authorized orphan product consents to the similar medicinal product authorization; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. There is no pre-marketing authorization orphan designation (as there is in the European Union) and the application for orphan designation is reviewed by the MHRA, at the time of the marketing authorization application. The criteria are the same as in the European Union, save that they apply to Great Britain only (e.g., there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in Great Britain).

The aforementioned European Union rules are generally applicable in the EEA.

Brexit and the Regulatory Framework in the U.K.

The U.K. formally left the European Union on January 31, 2020, and the European Union and the U.K. have concluded a trade and cooperation agreement (“TCA”), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of good manufacturing practice, inspections of manufacturing facilities for medicinal products and good manufacturing practice documents issued, but does not provide for wholesale mutual recognition of U.K. and European Union pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the European Union regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore aligns in many ways with European Union regulations, however it is possible that these regimes will diverge more significantly in future now that Great Britain’s regulatory system is independent from the European Union and the TCA does not provide for mutual recognition of U.K. and European Union pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of European Union pharmaceutical legislation under the TCA, under the new framework mentioned above which will be put in place by the MHRA from January 1, 2024, the MHRA has stated that it will take into account decisions on the approval of MAs from the EMA (and certain other regulators) when considering an application for a Great Britain MA. On February 27, 2023, the U.K. government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework.” This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the U.K. In particular, the MHRA will be responsible for approving all medicinal products destined for the U.K. market (Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single U.K.-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the U.K., enabling products to be sold in a single pack and under a single authorization throughout the U.K. Once the Windsor Framework is approved by the EU-U.K. Joint Committee, the U.K. Government and the European Union will enact legislative measures to enact it into law.

European and United Kingdom Data Collection

The collection and use of personal health data in the European Union is governed, as of May 2018, by the General Data Protection Regulation (“GDPR”). The GDPR imposes several requirements on companies that process personal data, including requirements relating to the processing of health and other sensitive data, the consent of the individuals to whom the personal data relates, the information provided to the individuals regarding data processing activities, the notification of data processing obligations to the competent national data protection authorities and certain measures to be taken when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data out of the EEA, including to the U.S. Failure to comply with the requirements of the GDPR, and the related national data protection laws of the European Union Member States, may result in fines and other administrative penalties, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR regulations may impose additional responsibility and liability in relation to personal data that Magenta processes, and it may be required to put in place additional mechanisms ensuring compliance with the new data protection rules, including as implemented by individual countries. In addition, further to the U.K.’s exit from the European Union on January 31, 2020, the GDPR ceased to apply in the U.K. at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the U.K.’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into U.K. law (referred to as the “U.K. GDPR”). The U.K. GDPR and the U.K. Data Protection Act 2018 set out the U.K.’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. The U.K. has announced plans to reform its data protection legal framework in its Data Reform Bill, but those have been put on hold. Non-compliance with the U.K. GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.

The GDPR and the U.K. GDPR prohibit the transfer of personal data from the EEA or the U.K. to third countries that are not considered to provide adequate protections are provided for personal data, including the U.S. With regard to transfers of personal data from the EEA, transfers to third countries that have not been approved as “adequate” are prohibited unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (“SCCs”), approved by the EC or binding corporate rules, or a derogation applies. In the past, companies in the U.S. were able to rely upon the Privacy Shield framework to legitimize data transfers from the EEA to the U.S. In July 2020, the Court of Justice of the European Union (“CJEU”) in Case C-311/18 (Data Protection Commissioner v Facebook Ireland and Maximillian Schrems) invalidated the EU-U.S. Privacy Shield on the grounds that it failed to offer adequate protections to EEA personal data transferred to the U.S. The CJEU, in the same decision, deemed that the Standard Contractual Clauses (“SCCs”) published by the EC are valid. However, the CJEU ruled that transfers made pursuant to the SCCs need to be assessed on a case-by-case basis to ensure the law in the recipient country provides “essentially equivalent” protections to safeguard the transferred personal data as the EEA, and required businesses to adopt supplementary measures if such standard is not met.

On June 4, 2021, the EC issued new SCCs that account for the CJEU’s decision and other developments, which need to be put in place for new contracts involving the transfer of personal data from the EEA to a third country since September 27, 2021, and incorporated into existing contracts since December 27, 2022. The New SCCs do not apply to the U.K., but the U.K. Information Commissioner’s Office has published its own transfer mechanism, the International Data Transfer Agreement (“U.K. IDTA”), which entered into force on March 21, 2022, and enables data transfers originating from the U.K. It requires a similar assessment of the data protection provided in the importer’s country. The U.K. IDTA needs to be concluded in new contracts involving the transfer of personal data from the U.K. since September 22, 2022. Organizations have until March 21, 2024 to update existing agreements. On March 25, 2022, the EC and the U.S. announced to have reached a political agreement on a new “Trans-Atlantic Data Privacy Framework,” which will replace the invalidated Privacy Shield and on December 13, 2022, the EC published a draft adequacy decision on the Trans-Atlantic Data Privacy Framework. Magenta will be required to implement these new safeguards when conducting restricted cross-border data transfers and doing so will require significant effort and cost. These and other future developments regarding the flow of data across borders could increase the cost and complexity of delivering its services in some markets and may lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could adversely affect its business and financial position.

Although the U.K. is regarded as a third country under the GDPR, on June 28, 2021, the EC adopted an adequacy decision in respect of transfers of personal data to the U.K. for a four-year period (until June 27, 2025). Similarly, the U.K. has determined that it considers all of the EEA to be adequate for the purposes of data protection. This ensures that data flows between the U.K. and the EEA remain unaffected.

As these privacy, data protection and data security laws continue to evolve, Magenta may be required to make changes to its business, including by taking on more onerous obligations in its contracts, limiting its storage, transfer and processing of data and, in some cases, limiting its activities in certain locations. Changes in these laws may also increase its potential exposure through significantly higher potential penalties for non-compliance. In addition, due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Magenta’s practices. Any failure or perceived failure by Magenta to comply with applicable laws or satisfactorily protect personal data could result in governmental enforcement actions, litigation, or negative publicity, any of which could inhibit its ability to grow its business.

Rest of the World Regulation

For other countries outside of the European Union and the U.S., such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Magenta fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additional Laws and Regulations Governing International Operations

If Magenta further expands its operations outside of the U.S., it must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which Magenta plans to operate. The Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If Magenta expands its presence outside of the U.S., it will require Magenta to dedicate additional resources to comply with these laws, and these laws may preclude Magenta from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit its growth potential and increase its development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

Reimbursement

Sales of Magenta’s products will depend, in part, on the extent to which its products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the U.S., no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of its products will be made on a payor-by-payor basis. The principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Third-party payors are also increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. As a result, the coverage determination process is often a time-consuming and costly process that will require Magenta to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. For example, the ACA contains provisions that subject biological products to potential competition by lower-cost biosimilars and may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, creating a new methodology by which rebates owed are calculated for drugs that are inhaled, infused, instilled, implanted or injected, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Magenta receives marketing approval. However, any negotiated prices for Magenta’s products covered by a Part D prescription drug plan likely will be lower than the prices Magenta might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which Magenta receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the U.S. has increased and Magenta expects will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Magenta receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A Member State may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, Magenta may be required to conduct a clinical trial or other trials that compare the cost-

effectiveness of any of its product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of its products. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union.

Human Capital Resources

As of December 31, 2022, Magenta had 67 full-time employees, and 47 of its employees were engaged in research and development activities. As of May 1, 2023, Magenta had 10 full-time employees.

Magenta’s human capital resource objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its employees. Magenta celebrates its employees’ differences and values the power of a diverse array of people who bring all of themselves to their work. Magenta embraces cultural, racial, gender, cognitive, social and professional diversity, and it prioritizes employee development and seeks to align employees’ goals with Magenta’s overall strategic direction. Magenta uses its equity incentive plan to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards to achieve short- and long-term results that are in the best interests of investors, Magenta’s mission and its patients. For additional information on the impact of COVID-19, on its employees, see “Magenta Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the Ongoing COVID-19 Pandemic.”

Magenta’s Corporate Information

Magenta was incorporated under the laws of the State of Delaware on June 17, 2015 under the name HSCTCo Therapeutics, Inc. In February 2016, it changed its name to “Magenta Therapeutics, Inc.”

Magenta is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. Magenta will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which it has total annual gross revenue of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Magenta is also a “smaller reporting company” as defined in the Exchange Act. Magenta may continue to be a smaller reporting company even after it is no longer an emerging growth company. Magenta may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that its voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of its second fiscal quarter, or its annual revenues are more than $100 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of its second fiscal quarter.

Magenta’s principal executive offices are located at 300 Technology Square, 8th Floor, Cambridge, MA 02139, and its telephone number is (857) 242-0170. Magenta’s website address is www.magentatx.com. Magenta’s website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.

Available Information

Magenta’s Internet address is www.magentatx.com. Magenta’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available through the “Investors” portion of its website free of charge as soon as reasonably practicable after Magenta electronically files such material with, or furnishes it to, the SEC. Information on its website is not part of this proxy statement/prospectus or any of its other securities filings unless specifically incorporated herein by reference. In addition, its filings with the SEC may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. All statements made in any of its securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and Magenta does not assume or undertake any obligation to update any of those statements or documents unless it is required to do so by law.

DIANTHUS’ BUSINESS

Overview

Dianthus is a clinical-stage biotechnology company focused on developing next-generation complement therapeutics for patients living with severe autoimmune and inflammatory diseases. Dianthus believes its portfolio of novel and proprietary monoclonal antibody product candidates has the potential to address a broad array of complement-dependent diseases as currently available therapies or those in development leave room for improvements in efficacy, safety, and/or dosing convenience. Dianthus has purposefully engineered its product candidates to selectively bind to only the active form of the complement protein and to exhibit improved potency and an extended half-life. By selectively targeting only the active form of the complement protein, which constitutes only a small fraction of the protein and drives disease pathology, Dianthus aims to reduce the amount of drug required for a therapeutic effect. Dianthus intends to deliver its product candidates through a lower dose, less frequent, self-administered, convenient subcutaneous (“S.C.”) injection suitable for a pre-filled pen.

Dianthus’ Pipeline of Next-Generation Complement Therapeutics

*	Dianthus holds world-wide rights excluding rights to Greater China, which are outlicensed to Zenas BioPharma LLC (“Zenas BioPharma”).

DNTH103

Dianthus’ most advanced product candidate, DNTH103, is a highly potent, highly selective and fully human monoclonal immunoglobulin G4 (“IgG4”) with picomolar binding affinity that is designed to selectively bind only to the active form of C1s. As a validated complement target in the autoimmune and inflammatory field, C1s inhibition prevents further progression of the classical pathway cascade. DNTH103 is engineered with YTE half-life extension technology, a specific three amino acid change in the Fc domain, and has a pharmacokinetic (“PK”) profile designed to support less frequent, lower dose, self-administration as a convenient S.C. injection. Initial data from Dianthus’ ongoing Phase 1 clinical trial indicates S.C. dosing every two weeks (“Q2W”), or less frequently, may be achievable. DNTH103 is designed to selectively target the active form of C1s, inhibiting only the classical pathway, while leaving the lectin and alternative pathways intact. As a result, DNTH103 may have a reduced risk of infections from encapsulated bacteria, thus potentially avoiding an FDA Boxed Warning and associated Risk Evaluation and Mitigation Strategy (“REMS”). Dianthus believes that DNTH103 has the potential to yield therapeutic benefit in multiple autoimmune and inflammatory disease indications where inappropriate activation of the classical pathway cascade drives or exacerbates the disease pathology.

Dianthus aims to achieve the following target product profile for DNTH103 across multiple indications:

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Lower dose for convenient S.C. self-administration: Reduce the amount of drug required for a therapeutic effect by selectively targeting only the active form of C1s and deliver 300mg in a 2mL S.C. injection suitable for a pre-filled pen;

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Less frequent administration: Lower the frequency of administration by incorporating the YTE half-life extension technology and deliver DNTH103 through a single S.C. injection Q2W or less frequently; and

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Lower risk of infection from encapsulated bacteria: Reduce the potential for an FDA Boxed Warning and associated REMS program versus other approved complement therapies in disease areas that Dianthus is currently pursuing by inhibiting only the classical pathway and leaving the lectin and alternative pathways intact.

DNTH103 is currently being evaluated in a first-in-human Phase 1 single and multiple ascending dose clinical trial in New Zealand to explore the safety, tolerability, PK, and pharmacodynamics (“PD”) of DNTH103 in healthy volunteers. As of April 4, 2023, Dianthus had data from 23 healthy volunteers that have been dosed across three Single Ascending Dose (“SAD”) cohorts (1mg / kg intravenous (“I.V.”), 300mg S.C. and 600mg S.C. Based on the clinical data available to date, DNTH103 has been generally well-tolerated, demonstrating favorable PK and PD data, supporting its target product profile. With these data, Dianthus conducted a PK simulation, following an initial loading dose, that demonstrates 300mg S.C. DNTH103 serum concentration at steady state, when dosed Q2W, exceeds the DNTH103 serum concentration range required to surpass 90% classical pathway inhibition in a hemolytic assay, or IC90. Dianthus believes, based on published scientific literature related to other complement therapies, that the IC90 will be sufficient to achieve clinical activity in patients with generalized Myasthenia Gravis (“gMG”). Dianthus expects to report top-line results from its ongoing Phase 1 clinical trial of DNTH103 in the second half of 2023.

Following availability of top-line results from its Phase 1 clinical trial of DNTH103, Dianthus intends to submit an Investigational New Drug application (“IND”) in the United States in the fourth quarter of 2023, and subsequently, a Clinical Trial Application (“CTA”) in the European Union to support the initiation of a global Phase 2 clinical trial in gMG in the first quarter of 2024.

Myasthenia gravis is a rare, chronic autoimmune disorder characterized by muscle weakness due to complement-mediated damage to the muscle endplate. MG affects the voluntary muscles of the body, especially those that control the eyes, mouth, throat, limbs and in severe cases, muscles which support breathing. Clinically, MG can be classified as either ocular or generalized. In ocular MG, impairment is limited to the eye muscles, with symptoms such as diplopia and ptosis. Approximately 80% of ocular MG cases progress to gMG. Patients with gMG may experience impaired vision, speech, and mobility; shortness of breath; difficulty swallowing and eating; and fatigue, all of which can have a profound negative effect on activities of daily life. gMG can result in a myasthenia crisis, a life-threatening condition, with very high fatality rates if left untreated. gMG crisis causes severe weakness of the diaphragm and chest muscles that support breathing, resulting in respiratory paralysis and requiring admission to the intensive care unit and the need for ventilatory support.

MG has an estimated prevalence of approximately 70,000 individuals in the United States. However, given this disease is often underdiagnosed, estimated diagnosed prevalence of MG in the United States has been reported to be as high as approximately 90,000 individuals. The disease affects both men and women, but often presents earlier in women. Approximately 85% of MG patients demonstrate elevated serum levels of acetylcholine receptor (“AChR”) antibodies, which disrupt signal transmission at the neuromuscular junction.

As gMG becomes more severe in patients, the treatment burden meaningfully increases due to the need for higher dose or more frequent intravenous infusions. In addition, approved C5 complement inhibitor therapies which have demonstrated efficacy in AChR positive gMG patients, have an FDA Boxed Warning and an associated REMS due to the risk of serious meningococcal infections. Moreover, up to approximately 80% of patients fail to achieve complete stable remission on existing therapies.

Dianthus believes DNTH103 has the potential to meaningfully transform the standard of care in gMG as a potent, lower dose, lower frequency, self-administered S.C. injection with no FDA Boxed Warning or REMS. As a more patient-friendly, predictable, convenient and a less burdensome biologic, DNTH103 has the potential to become a first-line, steroid-sparing treatment option. DNTH103 could compete for early treatment of AChR positive gMG patients versus intravenous immune globulin (“IVIG”), terminal complement inhibitors and neonatal fragment crystallizable receptor (“FcRn”) inhibitors, as well as for use in patients that do not adequately respond to other biologics such as IVIG or FcRn inhibitors.

Dianthus is currently evaluating additional diseases in which the classical pathway plays a significant role in the disease pathology, such as multifocal motor neuropathy (“MMN”), chronic inflammatory demyelinating polyneuropathy (“CIDP”), and others. MMN is a pure motor neuropathy associated with asymmetric deficits with predilection for upper limb involvement and has an estimated U.S. prevalence of up to approximately 10,000 individuals. MMN is progressive and causes substantial disability and loss of function, due to involvement of upper limbs. CIDP is an autoimmune and inflammatory disorder affecting the myelin that insulates and protects peripheral nerves and has an estimated U.S. prevalence of approximately 15,000 individuals. Common symptoms of MMN include weakness, loss of balance, and sensation changes in the arms or legs. There are currently no FDA-approved complement or FcRn inhibitors in either condition and significant unmet needs remain for more effective, safe, and/or convenient therapeutics. Dianthus plans to progress DNTH103 into Phase 2 clinical trials in these additional indications in 2024, subject to IND clearances or other regulatory authorizations.

Dianthus is also planning to initiate a proof-of-efficacy open-label single-arm trial in patients with Cold Agglutinin Disease (“CAD”) in 2024, where classical pathway inhibition plays a fundamental role in the treatment of this disease, subject to IND clearances or other regulatory authorizations. Dianthus expects to report top-line data in CAD in 2024, with the aim of demonstrating proof-of-efficacy that DNTH103, by being highly potent and highly selective for the active form of C1s only, can demonstrate efficacy in patients as was shown in CAD by an FDA-approved C1s inhibitor that binds to both active and proC1s, but at a much lower S.C. dose. Dianthus believes this data has the potential to serve as additional evidence confirming that inhibiting only the active form of the C1s complement protein can result in effective treatment for various autoimmune and inflammatory diseases driven by activation of the classical pathway of the complement system with a lower, more convenient S.C. dosing regimen. Dianthus intends to continue to assess the CAD market to determine next steps for this indication beyond this trial.

Discovery Programs

Dianthus has a dedicated team of scientists with extensive complement and antibody experience focused on expanding its pipeline of next-generation complement therapeutics targeting the active form of complement proteins. Dianthus expects its ongoing discovery efforts to nominate at least one new development candidate for an additional complement target in the second half of 2024.

Dianthus’ Team and Investors

Dianthus was founded in 2019 by a group of leading entrepreneurial scientists and investors with extensive monoclonal antibody experience. Its scientific founders’ discoveries have also led to the creation of other successful biotechnology companies, including Astria Therapeutics, Inc., Cogent Biosciences, Inc., and Viridian Therapeutics, Inc. Dianthus is led by a strong management team and scientists with diverse backgrounds and significant experience in developing novel treatments for patients at biopharmaceutical companies such as Alexion Pharmaceuticals, Inc., Aspreva Pharmaceuticals Corp., Aurinia Pharmaceuticals Inc., Q32 Bio Inc., Ra Pharmaceuticals, Inc., and UCB S.A. Together, its team has a proven track record in the discovery, development and commercialization of numerous approved complement and autoimmune and inflammatory therapeutics.

Since Dianthus’ inception, it has raised approximately $121 million of capital from premier life science investors, including 5AM Ventures, Avidity Partners, Fairmount Funds, Fidelity Management & Research Company, Tellus BioVentures and Venrock Healthcare Capital Partners.

On May 3, 2023, Dianthus announced it entered into a reverse merger transaction with Magenta Therapeutics, a publicly traded biotech company, to create a new public company with the sole focus on advancing Dianthus’ pipeline of next-generation complement therapies. In support of the merger, Dianthus has secured commitments for a $70 million private investment in its common stock and pre-funded warrants from a syndicate of healthcare investors led by Fidelity Management & Research Company, Catalio Capital Management, 5AM Ventures, Avidity Partners, Wedbush Healthcare Partners and founding investors Fairmount, Tellus BioVentures and Venrock Healthcare Capital Partners, that is expected to close immediately prior to completion of the merger.

Dianthus’ Strategy

Dianthus’ goal is to continue to develop next-generation complement therapeutics for the treatment of severe autoimmune and inflammatory diseases by harnessing the power of selectivity. The key components of its strategy are:

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Rapidly advance DNTH103 into a global Phase 2 clinical trial in gMG. DNTH103 is currently in an ongoing Phase 1 clinical trial in healthy volunteers and Dianthus expects to report top-line data from this trial in the second half of 2023. Dianthus intends to submit an IND in the U.S. in the fourth quarter of 2023, followed by a CTA filing in the EU thereafter, to support a global Phase 2 clinical trial in gMG. Dianthus aims to demonstrate that DNTH103 has a favorable safety profile and is a potent, next-generation monoclonal antibody that can support self-administration as a convenient, lower volume, less frequent S.C. injection in a pre-filled pen, with the potential to be highly differentiated versus current treatment options.

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Expand DNTH103 in a broad range of diseases where the classical pathway plays a significant role in the disease pathology, such as MMN and CIDP. The classical pathway is activated through interaction of the C1 complex with antibody-antigen complexes. Dianthus believes that therapies specifically targeting the classical pathway and C1s, such as DNTH103, would be well-suited for the potential treatment of autoimmune or inflammatory diseases where autoantibodies are implicated and there is evidence of complement-mediated damage. Beyond gMG, Dianthus is evaluating diseases in which the classical pathway plays a significant role in the disease pathology, such as MMN and CIDP. Dianthus expects to progress DNTH103 into Phase 2 clinical trials in these additional indications in 2024, subject to IND clearances or other regulatory authorizations. Dianthus is also planning to initiate a proof-of-efficacy open-label single-arm trial in patients with CAD in 2024. Although Dianthus currently does not plan to pursue CAD as an indication for DNTH103, Dianthus intends to continue to assess the CAD market to determine next steps for this indication beyond this planned trial.

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Develop additional next-generation product candidates designed to have distinct advantages over other complement therapies. Dianthus is focused on developing next-generation therapeutics targeting the active form of complement proteins with strong biological rationale for the treatment of autoimmune and inflammatory diseases. Dianthus has a dedicated team of scientists with extensive complement and antibody experience working to expand its pipeline of investigational complement therapeutic candidates to develop and deliver novel and highly differentiated therapies for underserved patients. Dianthus expects to nominate at least one new development candidate for an additional complement target in the second half of 2024.

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Collaborate strategically to maximize the value of Dianthus’ product candidates. In June 2022, Dianthus licensed development and commercialization rights to Zenas BioPharma for DNTH103 in greater China. Aside from greater China, Dianthus currently holds worldwide development and commercialization rights, including through exclusive licenses, to all of its product candidates.

Dianthus intends to pursue independent development and commercialization in select indications and markets where it can maximize shareholder value with a focused commercial organization. Dianthus may opportunistically explore licensing agreements, collaborations or partnerships to enhance its development efforts, develop its product candidates in larger market indications or commercialize its products where it could create more value for patients and shareholders by utilizing the resources of larger or better positioned biopharmaceutical companies.

Overview of the Complement System

The Complement System—Three Main Pathways

The complement system plays a critical role in maintaining an active innate immune system, including as the first line of defense against microbial pathogens, elimination of apoptotic cells and tissue debris, and modulation of the adaptive B and T cell response. However, uncontrolled complement activation can also be a key contributor to the pathophysiology of numerous inflammatory and autoimmune conditions.

The complement system includes more than 30 component proteins, regulators, and receptors. The figure below illustrates the three complement activation pathways, each of which has a unique trigger for initiating a cascade of events:

•	Classical Pathway: Activated primarily by immune complexes.

•	Lectin Pathway: Activated by mannose binding lectin interaction with sugars on the surface of pathogens or injured cells.

•	Alternative Pathway: Automatically activated in a conformational, non-enzymatic process that leads to amplification of the classical and lectin pathways.

Regardless of the activation event, all complement pathways converge at common pathway components, known as C3 and C5. When the C3 and C5 proteins are activated, they enable three principal immune responses: inflammation, opsonization and formation of the membrane attack complex (“MAC”). In a normal immune response, C3b fragments act to mark pathogens for removal from tissues or the bloodstream by phagocytes in a process known as opsonization. C3a or C5a cleaved fragments cause inflammation in the surrounding tissues, attracting phagocytes to ingest opsonized pathogens. Downstream, C5b fragments initiate the formation of the MAC on pathogens, causing cell death and elimination. However, under conditions of excessive or uncontrolled activation, the complement system is believed to play a key role in the incidence and progression of several autoimmune and inflammatory diseases. Under these conditions, healthy cells may become part of a trigger for complement activation and/or become opsonized and destroyed.

Classical Pathway and the Role of C1s

The classical pathway of the complement system bridges innate and adaptive immunity. Classical pathway activation is initiated by the C1 complex. The C1 complex consists of a binding protein, C1q, and two inactive proenzymes, C1r (“proC1r”) and C1s (“proC1s”). Initiation of the classical pathway cascade occurs when C1q binds to the Fc portion of immunoglobulin G (“IgG”) or immunoglobulin M (“IgM”), as part of an immune complex as depicted in the image below. During an immune response, C1q binding to IgM or IgG antibodies that coat the surface of a cell triggers the autoactivation of proC1r, which in turn cleaves proC1s to generate the active form of C1s. In its active form, C1s is responsible for cleaving and activating C4 and C2, which leads to the downstream cascade that culminates in the terminal pathway and MAC formation.

C1s is unique to the classical pathway and thus provides a therapeutic opportunity to selectively target antibody-driven autoimmune and inflammatory disorders mediated by the classical pathway while leaving the lectin and alternative pathways intact. This may result in distinct safety advantages over current FDA-approved downstream complement inhibitors, such as those approved for the treatment of gMG, which inhibit MAC formation from all three complement pathways and currently have an FDA Boxed Warning for serious meningococcal infections and an associated REMS program.

Dianthus’ First Product Candidate, DNTH103

Summary

DNTH103 is a highly selective and potent fully human monoclonal IgG4 antibody that is designed to bind selectively to the active form of C1s and inhibits further progression of the classical pathway cascade. DNTH103 is designed to support less frequent, lower volume, self-administration as a convenient S.C. injection. Based on preclinical and available clinical data to date, Dianthus believes DNTH103 has the following potential advantages:

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High selectivity and potency with picomolar binding affinity. DNTH103 is a potent and selective antibody designed to bind with high affinity to the active form of C1s. In preclinical studies, DNTH103 has been observed to have a greater than 10,000-fold binding affinity versus proC1s and inhibits further progression of the classical pathway cascade. By targeting active C1s, the much less abundant form found in peripheral blood at approximately 39-fold less active C1s than proC1s on a molar basis, Dianthus may be able to lower the effective dose required to treat a range of autoimmune and inflammatory diseases. A currently approved therapy binds to both the inactive (or proC1s) and active forms of C1s, thus requiring relatively high doses to be delivered for therapeutic effect due to target mediated drug disposition. Dianthus evaluated the potency of DNTH103 in vitro in a direct lysis assay using human red blood cells (“RBCs”) which was compared to recombinantly-generated (based on amino acid sequences from patent filings) marketed antibody therapeutics, sutimlimab and ravulizumab. These latter antibodies target C1s (both proC1s and active C1s) and C5, respectively. In one representative experiment, the IC50, a widely used and informative measure of the amount of antibody required to inhibit 50% of baseline classical pathway activity, for DNTH103 was 5.8nM compared to 29.5nM for sutimlimab and 28.4nM for ravulizumab. This experiment demonstrates that a significantly lower dose of DNTH103 is required to achieve IC50 compared to sutimlimab and ravulizumab.

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Extended half-life. Dianthus engineered the Fc portion of DNTH103 to include YTE half-life extension technology to increase availability of DNTH103 in circulation thereby enabling extended complement inhibition, which may enable patients to dose less frequently. In Dianthus’ preclinical studies, serum levels from non-human primates (“NHPs”) indicated an elimination half-life of up to 21.7 days following I.V. and S.C. administration of DNTH103 and was comparable between both routes of administration. According to published scientific literature, Dianthus anticipates a significantly longer half-life in humans and has observed encouraging PK, supporting less frequent dosing, in its ongoing Phase 1 clinical trial.

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More favorable safety profile. Currently approved complement therapies for gMG (the C5 inhibitors) inhibit the terminal portion of all three complement pathways and have FDA Boxed Warnings for serious meningococcal infections and REMS. Through inhibition of active C1s, DNTH103 is designed to selectively target the classical pathway while leaving the lectin and alternative pathways intact with the aim of reducing the risk of infection from encapsulated bacteria. Notably, ENJAYMO®, a C1s classical pathway inhibitor, received FDA approval in 2022 for the treatment of hemolysis in adults with CAD without an FDA Boxed Warning or REMS. Dianthus believes that the FDA’s approval of a C1s classical pathway inhibitor therapy with no FDA Boxed Warning or REMS evidences the potential for DNTH103 to achieve its target product profile of no FDA Boxed Warning or REMS.

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Clear biological rationale. The C1s protein has been well studied and extensively described in scientific literature. The classical complement pathway plays a clear role in antibody-mediated autoimmune and inflammatory diseases, such as gMG and others, given that the C1 complex, through C1q, directly binds to IgG and IgM antibody-antigen complexes that are generated during disease pathogenesis. This binding triggers activation of proteases, such as active C1s, which leads to cleavage of complement proteins, convertase generation and ultimately formation of the MAC on cell surfaces leading to cell death and tissue damage. In addition, ENJAYMO®, marketed by Sanofi S.A., is a C1s inhibitor that binds to both proC1s and active C1s and is an approved and effective treatment for hemolysis in adults with CAD. However, given it is not selective for the active form of the protein, the recommended dose by weight is 6,500 – 7,500mg administered Q2W through intravenous infusion during the maintenance period. Therefore, Dianthus believes there is an opportunity for an active C1s inhibitor that is designed to support lower dose, more convenient S.C. dosing (i.e., DNTH103’s target product profile).

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Broad therapeutic potential in classical complement pathway-implicated diseases. The classical pathway is activated through interaction of the C1 complex with antibody-antigen complexes. Dianthus believes it is therefore rational to propose that compounds specifically targeting the classical pathway and specifically active C1s, such as DNTH103, would be well-suited for the potential treatment of autoimmune or inflammatory disease conditions where autoantibodies are implicated. Beyond gMG, Dianthus is also evaluating diseases in which the classical pathway plays a significant role in the disease pathology, such as MMN and CIDP. Dianthus expects to progress DNTH103 into Phase 2 clinical trials in these indications in 2024, subject to IND clearances or other regulatory authorizations. Dianthus is also planning to initiate a proof-of-efficacy open-label single-arm trial in patients with CAD in 2024. Although Dianthus currently does not plan to pursue CAD as an indication for DNTH103, it will continue to assess the CAD market to determine next steps, if any, for this indication beyond this planned trial.

Based on these potential advantages and preclinical data, Dianthus is evaluating DNTH103 in a Phase 1 healthy volunteer clinical trial in New Zealand. Pending the availability of top-line data from this ongoing

Phase 1 clinical trial and the clearance of INDs by the FDA and authorization of CTAs by EU Member States, respectively, Dianthus plans to initiate multiple Phase 2 clinical trials in conditions such as gMG, MMN, and CIDP in 2024.

DNTH103 for the Treatment of Generalized Myasthenia Gravis

Overview of Myasthenia Gravis

MG is a rare, chronic autoimmune disease characterized by muscle weakness due to complement-mediated damage to the muscle endplate. In MG, patients have autoantibodies directed against specific proteins of the neuromuscular endplate. MG is most commonly diagnosed in women between 20 and 39 years of age, and in men between 50 and 70 years of age. Clinically, MG can be classified as either ocular or generalized (gMG). In ocular MG, impairment is limited to the eye muscles, with symptoms such as diplopia and ptosis. Approximately 80% of ocular MG cases progress to gMG. MG has an estimated prevalence of approximately 70,000 individuals in the United States. However, given this disease is often underdiagnosed, estimated diagnosed prevalence of MG in the United States has been reported to be as high as approximately 90,000 individuals. Common symptoms of gMG include weakness of limb muscles and dysphagia or slurred speech resulting from weakness of oropharyngeal muscles. Weakness of respiratory muscles is of particular concern, as it may lead to myasthenic crisis, a life-threatening condition requiring ventilatory support that occurs in approximately 15-20% of gMG patients. Patients with gMG may experience impaired vision, speech, and mobility; shortness of breath; difficulty swallowing and eating; and fatigue, all of which can have a profound negative effect on activities of daily life. Measures of both mental and physical health indicate a substantially lower quality of life for patients with gMG compared with the general population. Quality of life can be further negatively impacted in patients with refractory MG in terms of disease exacerbations, emergency department visits, and hospitalizations.

Role of Classical Pathway and C1s in the Pathogenesis of Myasthenia Gravis

In approximately 85% of cases of gMG, AChR autoantibodies drive the pathology of the disease. AChR autoantibodies erroneously activate the classical pathway by binding to the C1 complex and activating C1r and C1s to target AChRs located on muscles. This ultimately leads to MAC formation that damages the postsynaptic membrane of the motor endplate and compromises neuromuscular transmission. As illustrated in the figure below, antibody-mediated classical complement activation leads to significant damage at the neuromuscular junction in patients with gMG, with the loss of characteristic anatomical folds.

Current gMG Treatments and their Limitations

The acetylcholinesterase inhibitor pyridostigmine has been used to treat neuromuscular symptoms of gMG since the 1950s. However, most patients require additional immunosuppressants such as steroids, azathioprine, mycophenolate, cyclosporine A, or rituximab. Although these therapies have shown some success, many patients continue to have unmet need and experience undesirable side effects, and none of these therapies have been approved for gMG. The treatment landscape for MG has continued to evolve. Plasmapheresis and I.V. immunoglobulin therapy are therapeutic options, although these are more invasive treatments often reserved for MG crisis. FcRn targeted therapy is another treatment for gMG. FcRn promotes activity of pathogenic autoantibodies by protecting IgG from degradation. Efgartigimod, marketed as Vyvgart, is a humanized anti-FcRn-IgG1 Fc fragment that is designed to reduce the level of all serum IgG and AChR antibodies and was approved by the FDA for the treatment of gMG in adult patients who are AChR antibody positive in 2021. Vyvgart’s current dosing paradigm is 10 mg/kg administered as an I.V. infusion over one hour once weekly for four weeks. In patients weighing 120 kg or more, the recommended dose is 1200 mg per infusion. Patients are then required to go off treatment allowing IgG level to return towards baseline prior to re-dosing, with a recommended waiting period of at least 50 days from the start of the previous treatment cycle.

Complement inhibitors for the treatment of AChR antibody-positive gMG emerged in 2017 with eculizumab, marketed as Soliris, a recombinant humanized monoclonal antibody against complement protein C5. More recently, another C5 inhibitor, ravulizumab, marketed as Ultomiris, was approved by the FDA for the treatment of adult patients with gMG who are AChR antibody positive in 2022. These treatments require higher dose I.V. infusions or, in the case of Ultomiris, the option for an on-body S.C. device and carry the risk of life-threatening infections such as meningococcal infections due to being terminal complement inhibitors, and, as a result, have an FDA Boxed Warning and an associated REMS program.

As such, Dianthus believes DNTH103 has the potential to meaningfully transform the standard of care in gMG as a potent, lower dose, lower frequency, self-administered S.C. injection with no FDA Boxed Warning or

REMS or requirement for cycling of treatment such as with FcRn inhibitors. As it is designed to be a more patient-friendly, predictable, convenient and a less burdensome biologic, DNTH103 has the potential to become a first-line, steroid-sparing treatment option competing for early treatment of AChR positive gMG patients versus intravenous immune globulin (“IVIG”), terminal complement inhibitors and neonatal fragment crystallizable receptor (“FcRn”) inhibitors, as well as for use in patients that do not adequately respond to other biologics such as IVIG or FcRn inhibitors.

Ongoing Phase 1 Healthy Volunteer Study

DNTH103 is currently being evaluated in a first-in-human Phase 1 single and multiple ascending dose trial in healthy adult volunteers between the ages of 18 and 65 in New Zealand. Dianthus initiated this trial in November 2022 following approvals from the Health and Disability Ethics Committee (“HDEC”) and the New Zealand Medicines and Medical Devices Safety Authority. The primary objective of the trial is to evaluate the safety and tolerability of DNTH103 and secondary objectives include evaluating pharmacokinetics, pharmacodynamics and immunogenicity.

The trial is structured to include both a single-ascending dose and multiple ascending dose cohorts. The SAD part of this trial involves seven cohorts of up to 56 participants assigned to receive a single dose of DNTH103 or placebo in a 6:2 ratio. Doses in the SAD part of this trial may range from 1mg/kg to 60mg/kg I.V. infusion across five cohorts and 300mg to 600mg S.C. injection across two cohorts. The MAD part of this trial involves two cohorts of up to 16 participants assigned to receive three doses, two weeks apart, of DNTH103 or placebo in a 6:2 ratio administered S.C. Doses in the MAD part of the trial may range from 300mg to 600mg S.C. injections across two cohorts. Participants are followed for eight weeks after first dose in a blinded placebo-controlled core phase before entering an unblinded extension to continue PK and PD monitoring.

As of April 4, 2023, Dianthus has data from 23 healthy volunteers that have been dosed across three cohorts (1mg / kg I.V., 300mg S.C. and 600mg S.C. SAD). Based on the data available to date, DNTH103 has been generally well-tolerated, demonstrating favorable PK and PD data supporting its target product profile. With these data, Dianthus conducted a PK simulation that, following an initial loading dose, demonstrates 300mg S.C. DNTH103 serum concentration at steady state, when dosed Q2W, exceeds DNTH103 serum concentration range estimated to achieve 90% classical pathway inhibition in a hemolytic assay, or IC90. Dianthus believes, based on published scientific literature with other complement therapies, that the IC90 will be sufficient to achieve clinical activity in gMG.

Dianthus expects to report top-line results from its ongoing Phase 1 clinical trial of DNTH103 in the second half of 2023. Dianthus expects these results, if positive, to inform the design, parameters and objectives of a subsequent Phase 2 trial in gMG patients, as well as support the initiation of additional Phase 2 clinical trials in other indications.

Following availability of top-line data from the ongoing Phase 1 clinical trial of DNTH103, Dianthus intends to submit an IND in the United States in the fourth quarter of 2023 and subsequently a CTA in the European Union to support the initiation of a global Phase 2 clinical trial in gMG in the first quarter of 2024.

Planned Phase 2 Generalized Myasthenia Gravis Trial

Dianthus is currently in discussions with the FDA regarding the design of its proposed Phase 2 clinical trial in patients with gMG. It plans to design the Phase 2 clinical trial to be a global, multi-center, randomized, double-blind, placebo-controlled study in up to 60 patients on stable background therapy. The primary objective of this trial is expected to be to evaluate the safety and tolerability of DNTH103 in patients with gMG. The secondary objective of this trial is expected to be to evaluate the clinical efficacy as well as PK and PD to support dose selection of DNTH103 in future trials of DNTH103 in patients with gMG. Dianthus plans to administer DNTH103 to these patients through S.C. injection.

Preclinical Data

Dianthus evaluated the potency of DNTH103 in vitro in a direct lysis assay using human RBCs, and for comparison also tested recombinantly-generated (based on amino acid sequences from patent filings) marketed antibody therapeutics, sutimlimab and ravulizumab. These latter antibodies target C1s (both active and inactive C1s) and C5, respectively. In one representative experiment, the IC50, a widely used and informative measure of a drug’s efficacy, for DNTH103 was 5.8nM compared to 29.5nM for sutimlimab and 28.4nM for ravulizumab as shown in the figure below. This experiment demonstrates that a significantly lower dose of DNTH103 is required to achieve IC50 compared to sutimlimab and ravulizumab.

*	Representative run. Average IC50s are comparable, but run to run variability observed for all mAbs.
**	Competitor products generated in the lab using amino acid sequences from patent filings.

Preclinical Safety Pharmacology and Toxicology

DNTH103 has been evaluated in several in vitro and in vivo preclinical studies. DNTH103 was well tolerated in NHPs (i.e., cynomolgus monkeys) when administered as a single dose up to 100 mg/kg via S.C. injection and as a repeat dose every other week for three doses via I.V. or S.C. injection up to the maximum dose levels evaluated, which were 200 mg/kg I.V. and 70 mg/kg S.C. A NHP 26-week, repeat-dose study with an 8-week recovery period is ongoing. Dianthus believes the results from completed preclinical PK, PD, and toxicology studies supported further evaluation of DNTH103 in clinical trials. The following represents Dianthus’ summary observations from its preclinical studies:

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Long-half life. PK analysis following a single dose (3-100 mg/kg) I.V. or S.C. administration of DNTH103 showed an elimination half-life of up to 21.7 days in NHPs. This is in contrast to the approximately 8-12 days half-life for a non-Fc-engineered IgG in NHPs;

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Linear PK. In vivo PK studies in NHPs showed that DNTH103 exhibited dose proportional exposure when administered I.V. or S.C., with no dose-dependent changes in PK properties as evidenced by the consistent half-life across doses; and

•	Favorable Preclinical Safety Data. Based on NHP GLP and non-GLP toxicology studies completed to date, DNTH103 was well tolerated at all dose levels and routes of administration.

Pharmacokinetics / Toxicokinetics in Non-Human Primates

Two stand-alone single-dose PK studies were conducted in NHPs, with the overall range of doses explored between 3-100 mg/kg I.V. and 3-100 mg/kg S.C. Following S.C. administration of 3 mg/kg or 100 mg/kg DNTH103, slow absorption was evident with median Tmax ranging from three to seven days, as anticipated for S.C. administration. The Tmax after I.V. administration was approximately one hour post infusion. Serum levels of DNTH103 indicated an elimination half-life of up to 21.7 days following I.V. and S.C. administration, and reasonable dose proportionality was seen with both routes of administration.

Toxicokinetic data was also collected as part of the one-month good laboratory practice (“GLP”) repeat dose toxicology study in NHPs. Exposure to DNTH103, as assessed by mean Cmax and AUCtau, increased in a dose proportional manner. Minor accumulation was observed after repeat I.V. and S.C. administration. At the I.V., no observed adverse effect level (“NOAEL”) of 200 mg/kg, serum DNTH103 Cmax and AUCtau values after the final doses (on Day 29) were 7860 μg/mL and 28000 day*μg/mL, respectively. At the S.C., NOAEL of 70 mg/kg, serum DNTH103 Cmax and AUCtau values after the final doses (on Day 29) were 937 μg/mL and 12200 day*μg/mL, respectively.

In an 8-day single-dose GLP study in NHPs a single S.C. injection of 70 mg/kg DNTH103 was evaluated using two different formulations of DNTH103, which were 100 mg/mL and 150 mg/mL. The toxicokinetic properties of the two formulations were similar, including peak concentration time and total exposure.

Toxicology

Single Dose

The injection site tolerability of DNTH103 was evaluated in a single-dose GLP study in NHPs following a single S.C. injection of 70 mg/kg DNTH103, formulated at concentrations of 100 mg/mL and 150 mg/mL. Administration of DNTH103 by a single S.C. injection on Day 1 using two different formulations, 100 mg/mL and 150 mg/mL, was well tolerated. DNTH103-related microscopic findings at the injection site were only observed on Day 2, following administration of the 150 mg/mL formulation. Findings included minimal to mild mixed cell inflammation, minimal mononuclear cell infiltration, hemorrhage, edema and/or erythrophagocytosis within the S.C. injection site. These findings were not observed on Day 8, suggesting resolution of the findings observed on Day 2, nor were these findings observed following administration of the 100 mg/mL formulation.

In addition, a limited set of safety assessments were included as part of a non-GLP single dose PK study in NHPs, which aided dose selection for the subsequent pivotal NHP GLP repeat-dose toxicology study. These included clinical observations, injection site observations, body weight and limited clinical pathology. In this non-GLP PK study, transient loose stools and dehydration were observed in two out of three NHPs administered 3 mg/kg S.C. and three out of three NHPs administered 100 mg/kg S.C.; however, no notable observations were recorded for NHPs administered 100 mg/kg I.V. and no clear dose response was established. Therefore, these changes were not regarded as test-article related. Overall, no DNTH103-related adverse clinical observations were noted, and there were no DNTH103-related effects on body weight, clinical chemistry, or hematology parameters at I.V. and S.C. dose levels up to 100 mg/kg.

Multiple Dose Studies: 29-Day and 26-Week Studies

The potential toxicological effects of DNTH103 were evaluated in a GLP, 29-day repeat-dose study in NHPs. Repeat I.V. and S.C. dosing of DNTH103 Q2W for a total of three doses at dose levels of 3, 70 or 200 mg/kg I.V. or 70 mg/kg S.C. in NHPs was well tolerated at all doses and routes of administration. There were no DNTH103-related clinical observations, neurological/musculoskeletal observations, changes in body weight, blood pressure, respiratory rate, body temperature, ophthalmology, electrocardiography, immunophenotyping by flow cytometry or urinalysis parameters. There were no DNTH103-related changes in organ weights, gross or microscopic pathology findings.

Repeat dose administration of DNTH103 via one hour I.V. infusion or S.C. injection to NHPs at 3, 70 or 200 mg/kg doses resulted in a few minimal/mild, non-adverse, not toxicologically-relevant findings. Of these findings, only the elevation in complement C3a was conclusively attributed to DNTH103 administration; none were considered adverse or toxicologically relevant.

In the absence of any test-article related adverse effects, the NOAELs were 200 mg/kg I.V. and 70 mg/kg S.C., which were the highest doses evaluated for each route of administration.

Analysis of a chronic GLP 26-week repeat-dose study with an 8-week recovery period in NHPs is currently ongoing to evaluate the potential for toxicological effects. In this study, NHPs were dosed S.C. with 70 and 200 mg/kg DNTH103 Q2W for a total of 14 doses and 20 mg/kg Q2W for 13 doses. After the dosing period, a subset of NHPs remained on study for an 8-week recovery period.

DNTH103 for the Treatment of Other Autoimmune and Inflammatory Diseases

The classical pathway is activated through interaction of the C1 complex with antibody-antigen complexes. Dianthus believes it is therefore rational to propose that compounds specifically targeting the classical pathway and specifically C1s, such as DNTH103, would be well-suited for the potential treatment of autoimmune or inflammatory disease conditions where autoantibodies are implicated, such as MMN and CIDP.

Overview of Multifocal Motor Neuropathy

Multifocal motor neuropathy is a pure motor neuropathy associated with asymmetric deficits with predilection for upper limb involvement. It is an underrecognized disease with U.S. prevalence estimates of up to 10,000 individuals. MMN predominantly affects males as compared to females (3:1). Clinical symptoms consist of progressive or stepwise muscle weakness in the distribution of affected peripheral nerves, without loss of sensory modalities. The muscle weakness is asymmetric and causes predominantly upper limb weakness, such as weakness in hand grip, finger movements or wrist drop. The disease is progressive and can cause substantial disability and loss of function, due to involvement of upper limbs.

Role of Classical Pathway and C1s in the Pathogenesis of MMN

Approximately 50% of patients have an IgM autoantibody against GM1, a genetic disorder that progressively destroys nerve cells in the brain and spinal cord, that is found at nodes of Ranvier mainly in peripheral motor nerves, causing immune mediated motor neuropathy with variable conduction block. There is evidence to support the role of complement in the pathophysiology of MMN. Sera from MMN patients has been shown to activate complement in vitro. There is complement deposition in the affected nerves, and the degree of complement deposition correlates with the response to immunoglobulin therapy. As described above, inhibition of C1s reverses the pathological effects in a recently developed MMN model.

Current MMN Treatments and their Limitations

Intravenous and subcutaneous immunoglobin therapy is approved by FDA for treatment of adult patients with MMN. Most patients require chronic long-term therapy with immunoglobulins with variable response in up to 80% of patients. Steroids and PLEX are generally ineffective and can worsen clinical symptoms. Other immunosuppressants, such as rituximab, have been used with variable efficacy. Treatment options are limited and there remains a significant unmet clinical need for this disease, such as a selective C1s inhibitor in patients with MMN.

Overview of Chronic Inflammatory Demyelinating Polyneuropathy

Chronic inflammatory demyelinating polyneuropathy is an autoimmune and inflammatory disorder affecting the myelin that insulates and protects peripheral nerves. CIDP is estimated to affect approximately 15,000 in the United States. Common symptoms of the disease include weakness, loss of balance, and sensation changes in the arms or legs. In the classic or typical CIDP, there is symmetric involvement of both upper and lower limbs, characterized by weakness in the proximal (for example, shoulder region or hip region) as well as distal (for example, wrist or ankle) muscle groups. In addition, there is sensory involvement. There are several atypical forms of CIDP, characterized by varying levels of motor and sensory involvement with overlap. CIDP follows a relapsing-remitting or a progressive clinical course, which can result in substantial disability, loss of motor and sensory function, and negative impact on quality of life.

Role of Classical Pathway and C1s in the Pathogenesis of CIDP

The pathogenesis of CIDP involves a complex interplay of multiple aberrant immune responses, inflicting damage on the myelin sheath. The complement system appears to play a role in promoting macrophage-mediated demyelination. Complement deposition in sural nerve biopsies, as well as signs of increased complement activation in serum and cerebrospinal fluid of patients with CIDP, suggest complement involvement in CIDP. A recently developed human-on-a-chip conduction model (with CIDP and MMN phenotype) suggests that complement activation by CIDP and MMN patient serum is sufficient to mimic neurophysiological features of each disease and that C1s inhibition is sufficient to rescue these pathological effects.

Current CIDP Treatments and their Limitations

Over 70% of CIDP patients require ongoing treatment with immunosuppressants such as IVIG, subcutaneous immune globulin (“SCIG”), plasmapheresis (“PLEX”) or steroids. Despite treatment, a significant number of patients do not achieve clinical remission and there remains a significant unmet clinical need for this disease. Given the role of complement system in the disease pathology, patients may benefit from a selective C1s inhibitor.

Expanding Dianthus’ Pipeline of Additional Next-Generation Complement Therapeutics

Dianthus has a dedicated team of scientists with extensive complement and antibody experience focused on expanding its pipeline of next-generation complement therapeutics targeting the active form of complement proteins. Dianthus expects its ongoing discovery efforts to nominate at least one new development candidate for an additional complement target in the second half of 2024.

Intellectual Property

Dianthus wholly owns the patent portfolio covering its C1s selective antibodies, including two pending U.S. provisional applications, one pending PCT application, and one pending non-provisional application in the United States. The applications are directed to, among other things, antibodies that selectively bind to active C1s and methods of using these antibodies, including methods of treating C1s mediated disorders. Patents that could issue in the future that could cover DNTH103 would be expected to expire no earlier than 2043, subject to any disclaimers or extensions. Dianthus is developing potential pharmaceutical formulations for DNTH103 and will file patent applications to protect the same as appropriate.

Commercial

Should any of Dianthus’ product candidates be approved for commercialization, it intends to develop a plan to commercialize them in the United States and other key markets, through internal infrastructure and/or external partnerships in a manner that will enable Dianthus to realize the full commercial value of its programs. Given the company’s stage of development, Dianthus has not yet established a commercial organization or distribution capabilities. In June 2022, Dianthus entered into a license agreement with Zenas BioPharma for DNTH103, in which Zenas Biopharma has development and commercialization rights in the greater area of China. Aside from this area, Dianthus currently holds worldwide development and commercialization rights, including through exclusive licenses, to all of its product candidates.

Manufacturing

Dianthus does not currently own or operate facilities for product manufacturing, testing, storage, and distribution. Dianthus contracts with third parties for the manufacture and distribution of its product candidates.

Because it relies on contract manufacturers, Dianthus employs personnel with extensive technical, manufacturing, analytical and quality experience. Dianthus’ staff has strong knowledge and understanding of the extensive regulations that govern manufacturing, documentation, quality assurance, and quality control of drug supply that are required to support its regulatory filings.

Competition

Dianthus expects to face intense competition from other biopharmaceutical companies that are developing agents for the treatment of autoimmune and inflammatory diseases.

Generalized Myasthenia Gravis.

There is significant competition in gMG. AstraZeneca’s Soliris® and Ultomiris®, both I.V. as well as on-body S.C. device, C5 inhibitors, and Argenx’s Vyvgart® (efgartigimod), an I.V. FcRn inhibitor, are approved by the FDA for the treatment of gMG in patients who are AChR positive. Additionally, Argenx has an S.C. formulation for efgartigimod currently being reviewed by the FDA. Two development candidates from UCB S.A., Zilucoplan, a daily S.C. C5 inhibitor, and Rozanolixizumab, a weekly S.C. infusion FcRn inhibitor, are currently under regulatory review for the treatment of gMG in patients who are AChR positive. There are several other companies developing compounds in mid- to late-stage clinical development for the treatment of gMG using various approaches and modalities.

Multifocal Motor Neuropathy.

Currently, Takeda’s Gammagard Liquid, a 10% Immune Globulin Infusion (Human), is the only therapy approved by the FDA for MMN. There are few agents in development for MMN. Argenx’s ARGX-117, an I.V. C2 inhibitor that blocks both the classical and lectin pathways is in a Phase 2 clinical trial. Takeda is conducting a Japan-based Phase 3 clinical trial of TAK-771, a 10% Immune Globulin and Recombinant Human Hyaluronidase (rHuPH20) delivered as an S.C. infusion.

Chronic Inflammatory Demyelinating Polyneuropathy.

There is significant competition in CIDP, including, among others, Pfizer’s PANZYGA®, a 10% Immune Globulin Infusion (Human), CSL Behring’s Hizentra®, a 20% Immune Globulin S.C. (Human), and Grifols Therapeutics’ Gamunex-C®, a 10% Immune Globulin Injection (Human), approved by the FDA for CIDP. Argenx is conducting a Phase 2 clinical trial of efgartigimod, an I.V. FcRn inhibitor. Sanofi is conducting a Phase 2 proof-of-concept clinical trial of SAR445088, a C1s inhibitor. Takeda is conducting a Japan-based Phase 3 clinical trial of TAK-771, a 10% Immune Globulin and Recombinant Human Hyaluronidase (rHuPH20) delivered as an S.C. injection.

Drug development is highly competitive and subject to rapid and significant technological advancements. Dianthus’ ability to compete will significantly depend upon its ability to complete necessary clinical trials and regulatory approval processes, and effectively market any drug that it may successfully develop. Dianthus’ current and potential future competitors include pharmaceutical and biotechnology companies, as well as academic institutions and government agencies. The primary competitive factors that will affect the commercial success of any product candidate for which Dianthus may receive marketing approval include efficacy, safety and tolerability profile, dosing convenience, price, coverage, reimbursement and public opinion. Many of Dianthus’ existing or potential competitors have substantially greater financial, technical and human resources than it does and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Dianthus’ current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of Dianthus’ competitors.

Accordingly, competitors may be more successful than Dianthus in obtaining regulatory approval for therapies and in achieving widespread market acceptance of their drugs. It is also possible that the development of a cure or more effective treatment method for any of Dianthus’ targeted indications by a competitor could render its product candidate non-competitive or obsolete, or reduce the demand for its product candidate before it can recover its development and commercialization expenses.

License Agreements

Zenas BioPharma

In September 2020, Dianthus entered into an option agreement with Zenas BioPharma Limited (“Zenas BioPharma”), under which it agreed to grant Zenas BioPharma an exclusive option for an exclusive license under certain patents and know-how with respect to antibody sequences generated in a research program directed towards the research of monoclonal antibody antagonists targeting the human Complement C1s and C2 proteins, or another human protein (each, a “Research Program”). In consideration for the option grant, Dianthus was issued Zenas BioPharma common stock equivalent to one percent of its shares outstanding prior to a Series A financing. On a Research Program-by-Research Program basis, Zenas BioPharma also agreed to pay Dianthus a one-time payment of $1 million upon exercising its option to enter into a license agreement with respect to such Research Program. The option may only be exercised for up to two Research Programs.

On June 10, 2022, in connection with Zenas BioPharma’s exercise of its option, Dianthus entered into a license agreement with Zenas BioPharma (the “Zenas License Agreement”), under which it granted Zenas BioPharma an exclusive, sublicensable license under certain patents and know-how to research, develop, manufacture, and commercialize monoclonal antibody antagonists targeting the human Complement C1s protein (including the antibody sequence of DNTH103) and, if and when the option is exercised, the human Complement C2 protein, in greater China (the “Territory”). As consideration for the license, Dianthus is eligible to receive (i) development milestone payments of up to $11 million, (ii) an approximate $1.1 million payment for reimbursement of a portion of development costs it previously incurred; (iii) reimbursement of a portion of certain CMC-related costs and expenses; and (iv) reimbursement of a portion of certain non-CMC-related costs and expenses. Additionally, Dianthus is eligible to receive royalty payments based on a percentage of the annual net sales of the Products sold on a region-by-region basis in the Territory. The royalty rate may vary from the mid-single digits to the low double-digits based on different tiers of annual net sales of the licensed products. Zenas BioPharma is obligated to make royalty payments to Dianthus for the royalty term of the Zenas License Agreement.

Government Regulation

The U.S. Food and Drug Administration (the “FDA”) and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those Dianthus is developing. Dianthus, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which it wishes to conduct studies or seek approval or licensure of its product candidates. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on it.

U.S. Biologics Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and the Public Health Service Act (“PHSA”) and their implementing regulations, as well as other federal, state, local, and foreign statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with applicable regulations, including the FDA’s current Good Laboratory Practices (“cGLP”);

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submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (“IRB”), or ethics committee at each clinical site before the trial may be commenced;

•	manufacture of the proposed biologic candidate in accordance with current Good Manufacturing Practices (“cGMPs”);

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, current Good Clinical Practice (“cGCP”) requirements and other clinical-trial related regulations to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application (“BLA”), after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and potential audit of selected clinical investigation sites to assess compliance with GCPs;

•	payment of user fees for FDA review of the BLA, unless a waiver is applicable; and

•	FDA review and approval of a BLA to permit commercial marketing of the product for a particular indication(s) for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, Dianthus must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed.

Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries. Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with cGCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical study investigators. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (“PSP”) within sixty days after an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews the BLA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies with due diligence to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”) the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan drug designation to a product candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that product candidate. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the product was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by Dianthus pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologics. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon Dianthus and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Dianthus and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Dianthus and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. In September 2021, the FDA issued two guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA’s interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. FDA-approved interchangeable biosimilars may be substituted for the reference product without the intervention of the prescribing health care provider, subject to state laws, which differ by state.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In July 2018, the FDA announced an action plan to encourage the development and efficient review of biosimilars, including the establishment of a new office within the agency that will focus on therapeutic biologics and biosimilars. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

As discussed below, the Inflation Reduction Act of 2022 (“IRA”) is a significant new law that intends to foster generic and biosimilar competition and to lower drug and biologic costs.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute (“AKS”); the federal False Claims Act (“FCA”); the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and similar foreign, federal and state fraud, abuse and transparency laws.

The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement, or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the

AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Dianthus’ practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil monetary penalties.

Civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which impose criminal and civil penalties and can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent; knowingly making, using or causing to be made or used, a false statement of record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that “caused” the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements or representations relating to healthcare matters.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicaid & Medicare Services (CMS) information related to payments or other transfers of value made to various healthcare professionals including physicians, certain other licensed health care practitioners, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.

Dianthus is also subject to federal price reporting laws and federal consumer protection and unfair competition laws. Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/ or discounts on approved products. Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Further, Dianthus is subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Dianthus’ operations are found to be in violation of any of such laws or any other governmental regulations that apply, it may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations.

Data Privacy and Security

Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information could apply to Dianthus’ operations or the operations of its partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”), and their respective implementing regulations imposes privacy, security, and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act.

In addition, state laws govern the privacy and security of personal information, including health-related information, in certain circumstances. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the California Consumer Privacy Act, which went into effect on January 1, 2020, creates new data privacy obligations for covered companies and provides new privacy rights to California residents.

Coverage and Reimbursement

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Dianthus’ ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow it to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Dianthus obtains regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of its product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require it to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Dianthus cannot be sure that reimbursement will be available for any product candidate that it commercializes and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Finally, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of its product candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), which was enacted in 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and Dianthus expects there will be additional challenges and amendments to the ACA in the future.

Other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2032. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs being covered under Medicare Part D.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The Inflation Reduction Act of 2022 (“IRA”) includes several provisions that may impact Dianthus’ business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on its business and the healthcare industry in general is not yet known.

President Biden has also issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Notwithstanding the IRA and President Biden’s executive orders, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Specifically, Dianthus expects regulators to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm its business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for its drugs or put pressure on its drug pricing, which could negatively affect Dianthus’ business, financial condition, results of operations and prospects.

Other Government Regulation Outside of the United States

In addition to regulations in the United States, Dianthus is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of its products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not Dianthus obtains FDA approval for a product, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

Regulation in the European Union

European Data Protection Laws

The collection and use of personal health data and other personal data regarding individuals in the European Economic Area (“EEA”) is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (“EU GDPR”) and related data protection laws in individual EEA member states, including additional requirements relating to health, genetic and biometric data implemented through national legislation. Similar processing of personal health data and other personal data regarding individuals in the United Kingdom (“UK”) is governed by the UK General Data Protection Regulation (UK GDPR) and the UK Data Protection Act 2018. In this document, “GDPR” refers to both the EU GDPR and the UK GDPR, unless specified otherwise. The GDPR imposes a number of strict obligations and restrictions on the ability to process, including collecting, analyzing and transferring, personal data of individuals, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR includes requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the notification obligations to the national data protection authorities, and the security and confidentiality of the personal data.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EEA/UK that are not considered by the Europe Commission (EC) and the United Kingdom government as providing an adequate level of data protection (third countries), including the United States. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the European Commission approved standard contractual clauses (SCCs) and the UK International Data Transfer Agreement/Addendum (“UK IDTA”). Where relying on the SCCs or UK IDTA for data transfers, Dianthus may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. The international transfer obligations under the EEA/UK data protection regimes will require effort and cost and may result in it needing to make strategic considerations around where EEA/UK personal data is located and which service providers Dianthus can utilize for the processing of EEA/UK personal data. Although the UK is regarded as a third country under the EU GDPR, the European Commission has issued a decision recognizing the UK as providing adequate protection under the EU GDPR (“Adequacy Decision”) and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The UK Government has also now introduced a Data Protection and Digital Information Bill (“UK Data Protection Bill”) into the UK legislative process with the intention for this bill to reform the UK’s data protection regime following Brexit. If passed, the final version of the UK Data Protection Bill may have the effect of further altering the similarities between the UK and EU data protection regime. This may lead to additional compliance costs and could increase its overall risk. The respective provisions and enforcement of the EU GDPR and UK GDPR may further diverge in the future and create additional regulatory challenges and uncertainties.

On March 25, 2022, the EC and the United States announced that they have agreed in principle on a new Trans-Atlantic Data Privacy Framework. Following this statement, on October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Signals Intelligence Activities’, which implemented the agreement in principle. On that basis, the EC prepared a draft Adequacy Decision and launched its adoption procedure. While this new EU-U.S. privacy framework is expected to enter into force in 2023, there is still some uncertainty around the new framework.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA member states/UK may result in significant monetary fines for noncompliance of up to €20 million (£17.5 million for the UK) or 4% of the annual global revenues of the noncompliant company, whichever is greater, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EEA member states/UK may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data subject to the EEA/UK data protection regimes. Guidance developed at both the EU level and at the national level in individual EU member states concerning implementation and compliance practices are often updated or otherwise revised.

Compliance with the GDPR is a rigorous and time-intensive process that may increase Dianthus’ cost of doing business or require it to change its business practices, and despite those efforts, there is a risk that Dianthus may be subject to fines, penalties and litigation in connection with European activities, which could in turn have a negative effect on its reputation and materially harm its business.

Furthermore, there is a growing trend towards the required public disclosure of clinical trial data in the EU, which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU Clinical Trials Regulation (EU) No. 536/2014 (the “CTR”), EMA disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against it, harm to its reputation, and adversely impact its business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the CTR and the GDPR, further adds to the complexity that Dianthus faces with regard to data protection regulation.

Drug and Biologic Development Process

Regardless of where they are conducted, all clinical trials included in applications for marketing authorization for human medicines in the EU must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU have to comply with ethical principles equivalent to those set out in the EU, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the CTR, which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC, (“Clinical Trials Directive”) and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.

Under the former regime, which will expire after a transition period of one or three years, respectively, as outlined below in more detail, before a clinical trial can be initiated it must be approved in each EU member state where there is a site at which the clinical trial is to be conducted. The approval must be obtained from two separate entities: the national Competent authority in the applicable EU member state(s) and one or more Ethics Committees. The national competent authority of all EU member states in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent ethics committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU member state before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant national competent authorities and ethics committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the national competent authority and to the ethics committees of the EU member state where they occur.

A more unified procedure applies under the CTR. A sponsor can submit a single application for approval of a clinical trial through a centralized EU clinical trials portal (the “Clinical Trials Information System” or “CTIS”). One national competent authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application, and will consult and coordinate with the other concerned EU member states. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU member state may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU database. The CTR foresees a three-year transition period. On January 31, 2023, submission of initial clinical trial applications via CTIS became mandatory, and by January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive will need to comply with the CTR and have to be transitioned to CTIS.

Under both the former regime and the CTR, national laws, regulations, and the applicable GCP and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the European Medical Agency (“EMA”) and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application (“MAA”) for the product concerned.

Drug Marketing Authorization

In the EU, medicinal products are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels. To obtain regulatory approval of a product under the EU regulatory systems, Dianthus must submit an MAA under either the EU centralized procedure, or one of the national procedures in the EU.

Centralized Authorization Procedure

The centralized procedure provides for the grant of a single marketing authorization (“MA”) that is issued by the European Commission (EC) following the scientific assessment of the application by the EMA and that is valid for all EU member states as well as in the three additional EEA member states (Norway, Iceland and Liechtenstein). The centralized procedure is compulsory for certain types of medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy or tissue-engineered medicines)and medicinal products with a new active substance indicated for the treatment of certain diseases (HIV/AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases). The centralized procedures is option for medicinal products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or for which the grant of an MA through the centralized procedure would be in the interest of public health at EU level.

Under the centralized procedure, the CHMP established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting the MA within 67 days after receipt of the CHMP opinion.

Decentralized and Mutual Recognition Procedures

Medicines that fall outside the mandatory scope of the centralized procedure can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU member state, or they can be authorized in an EU member state in accordance with that state’s national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization (mutual recognition procedure).

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU member states simultaneously if such medicinal product has not received marketing approval in any EU member state before. The competent authority of a single EU member state, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU member states, the concerned member states, are subsequently required to grant a marketing authorization for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU member state considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU member states.

Risk Management Plan

All new MAAs must include a Risk Management Plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. RMPs and Periodic Safety Update Reports (“PSURs”) are routinely available to third parties requesting access, subject to limited redactions.

MA Validity Period

In the EU, an MA has an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Exceptional Circumstances/Conditional Approval

Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU for medicines intended for treating, preventing or diagnosing seriously debilitating or life-threatening diseases, or in a public health emergency. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, the following criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data post-authorization, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. Once a conditional MA has been granted, the MA holder must fulfil specific obligations within defined timelines. A conditional MA must be renewed annually, but can be converted into a standard MA once the MA holder fulfils the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.

Data and Market Exclusivity

As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining an MA or placing the product on the market. Innovative medicinal products (sometimes referred to as new chemical entities) approved in the EU generally qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

If granted, the data exclusivity period begins on the date of the product’s first MA in the EU and prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder’s data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product). An additional one-year period of marketing exclusivity is possible if, during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. Additionally, a standalone one-year period of data exclusivity can be granted where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials, when examining an application by another applicant for or holder of an MA for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized.

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan product if its sponsor can establish that (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000 Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. An application for orphan drug designation (which is not a marketing authorization, as not all orphan-designated medicines reach the authorization application stage) must be submitted first before an MAA of the medicinal product is submitted. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the MAA is submitted, and sponsors must submit an annual report to EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional marketing authorization.

The EMA’s Committee for Orphan Medicinal Products (“COMP”) reassesses the orphan drug designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of marketing authorization review by the EMA and approval by the EC. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU member states and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (“SmPC”) addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. During the period of market exclusivity, an MA may only be granted to a “similar medicinal product” for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior; (ii) the MA holder for the authorized product consents to a second orphan medicinal product application; or (iii) the MA holder for the authorized product cannot supply enough orphan medicinal product.

Pediatric Development

In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The EMA issues a decision on the PIP based on an opinion of the EMA’s Pediatric Committee. Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g. until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g. because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless such a waiver or a deferral has been granted. Medicinal products that are granted an MA on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (“SPC”), provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires, or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when an MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines (“PRIME”) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by Dianthus or by any of its third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of individual EU member states governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of an MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of PSURs in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The EMA can advise that the MA holder be obliged to conduct post-authorization Phase IV safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“GMP”). These requirements include compliance with GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the European Union. Similarly, the distribution of pharmaceutical products into and within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU member states. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

Sales and Marketing Regulations

The advertising and promotion of Dianthus’ products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU member states may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the national competent authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion, which is prohibited in the EU. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the EU could be penalized by administrative measures, fines and imprisonment.

Anti-Corruption Legislation

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU member states. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU member states. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU member states also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU member states. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Other Markets

The U.K. formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the U.K., expired on December 31, 2020. This means EU laws now only apply to the U.K. in respect of Northern Ireland as laid out in the Northern Ireland Protocol. Following the end of the transition period, the EU and the U.K. concluded a trade and cooperation agreement (“TCA”), which applied provisionally from January 1, 2021 and entered into force on May 1, 2021.

The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended). Except in respect of the new CTR, the regulatory regime in Great Britain therefore largely aligns with current EU medicines regulations, however it is possible that these regimes will diverge more significantly in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new framework which will be put in place by the Medicines and Healthcare products Regulatory Agency (“MHRA”), from January 1, 2024, the MHRA has stated that it will take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization.

On February 27, 2023, the UK government and the EC announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK Government and the EU will enact legislative measures to bring it into law.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Dianthus fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees and Human Capital Resources

As of March 31, 2023, Dianthus had 32 employees, all of whom were employed full time and 21 of whom were engaged in research and development activities. Ten of the company’s employees hold Ph.D. or M.D. degrees. None of its employees are represented by a labor union or covered under a collective bargaining agreement. Dianthus considers its relationship with its employees to be good.

Facilities

Dianthus is currently a remote-based company and a majority of its employees work remotely. The company currently leases office space in Waltham, Massachusetts and in New York, New York. Its office in Waltham is approximately 2,750 square feet under a lease that expires in January 2025 and its office in New York is approximately 3,367 square feet under a lease that expires in August 2025. Dianthus’ New York office is its corporate headquarters. As the company expands, Dianthus believes suitable additional or substitute space will be available as and when needed.

Legal Proceedings

From time to time, Dianthus may be subject to legal proceedings. It is not currently a party to or aware of any proceedings that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Dianthus because of defense and settlement costs, diversion of management resources and other factors.

MAGENTA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Magenta’s financial condition and results of operations should be read in conjunction with Magenta’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Magenta’s plans and strategy for Magenta’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, Magenta’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Magenta is a biotechnology company previously focused on improving stem cell transplantation. Magenta’s drug development pipeline included multiple clinical and preclinical product candidates that were designed to improve stem cell transplant. Magenta’s MGTA-117 product candidate was designed as an antibody drug conjugate (“ADC”) to deplete CD117-expressing stem cells in the bone marrow in order to make room for subsequently transplanted stem cells or ex vivo gene therapy products. Magenta’s second targeted conditioning product candidate, MGTA-45 (formally known as CD45-ADC), was an ADC designed to selectively target and deplete both stem cells and immune cells and was intended to replace the use of chemotherapy-based conditioning prior to stem cell transplant in patients with blood cancers and autoimmune diseases. Lastly, Magenta’s MGTA-145 product candidate, in combination with plerixafor, was designed to improve the stem cell mobilization process by which stem cells are mobilized out of the bone marrow and into the bloodstream to facilitate their collection for subsequent transplant back into the body.

In January 2023, Magenta voluntarily paused dosing in its MGTA-117 Phase 1/2 clinical trial for MGTA-117 in patients with relapsed/refractory acute myeloid leukemia (“AML”), and myelodysplastic syndromes (“MDS”) after the last participant dosed in Cohort 3 in the clinical trial experienced a Grade 5 serious adverse event (“SAE”) (respiratory failure and cardiac arrest resulting in death) deemed to be possibly related to MGTA-117. This safety event was reported to the FDA as the study’s third safety event which is of a type referred to as a “Suspected, Unexpected, Serious Adverse Reaction” (“SUSAR”). The FDA subsequently placed the study on partial clinical hold in February 2023.

In February 2023, after a review of Magenta’s programs, resources and capabilities, including anticipated costs and timelines, Magenta announced the decision to halt further development of its programs. Specifically, Magenta discontinued the MGTA-117 Phase 1/2 clinical trial in patients with AML and MDS Magenta discontinued the MGTA-145 Phase 2 stem cell mobilization clinical trial in patients with sickle cell disease (“SCD”). Lastly, Magenta stopped incurring certain costs relating to MGTA-45, including manufacturing and costs relating to certain other activities that were intended to support an investigative new drug application (“IND”), for MGTA-45 (previously named CD45-ADC). As a result of these decisions, Magenta conducted a corporate restructuring that resulted in a reduction in its workforce by 84%.

Coinciding with the decisions related to the programs and across the portfolio, Magenta announced that it intended to conduct a comprehensive review of strategic alternatives for the company and its assets. As part of Magenta’s strategic review process, focused on potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transaction, as well as strategic transactions regarding its product candidates and related assets, including, without limitation, licensing transactions and asset sales. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-45, MGTA-145 and the CD117 antibodies including the clinical antibody that was used with MGTA-117, and is continuing to explore strategic alternatives related to its other assets.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on May 2, 2023, Magenta entered into the Merger Agreement with

Dianthus, pursuant to which Merger Sub will merge with and into Dianthus, with Dianthus surviving as Magenta’s wholly-owned subsidiary, referred to hereinafter as the merger. The merger was unanimously approved by Magenta’s board of directors, and the Magenta board resolved to recommend approval of the Merger Agreement to Magenta’s stockholders. The closing of the merger is subject to approval by Magenta and Dianthus’ stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Magenta common stock to be issued in connection with the transaction. If the merger is completed, the business of Dianthus will continue as the business of the combined company.

Magenta’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger or any Magenta asset sale, will result in Magenta pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to Magenta and its stockholders in the existing Magenta entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, its board of directors may decide to pursue a dissolution and liquidation of Magenta.

Since its inception in 2015 and until recently, Magenta had focused substantially all of its efforts and financial resources on organizing and staffing Magenta, business planning, raising capital, acquiring and developing its technology, identifying potential product candidates and undertaking preclinical studies and clinical trials, including MGTA- 117, MGTA-45 and MGTA-145. Magenta does not have any products approved for sale and has not generated any revenue from product sales.

Since its inception, Magenta has incurred significant operating losses. Net losses were $76.5 million and $71.1 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, Magenta had an accumulated deficit of $402.0 million.

Magenta expects to continue to incur costs and expenditures in connection with the process of evaluating its strategic alternatives and the merger. There can be no assurance, however, that Magenta will be able to successfully consummate any particular strategic transaction, including the merger. The process of continuing to evaluate strategic transactions and pursuing the merger may be very costly, time-consuming and complex and Magenta has incurred, and may in the future incur, significant costs related to these processes, such as legal, accounting and advisory fees and expenses and other related charges. A considerable portion of these costs will be incurred regardless of whether any particular course of action is implemented or transaction is completed, including the merger. Any such expenses will decrease the remaining cash available for use in its business. In addition, any strategic business combination or other transactions that Magenta may consummate in the future, including the merger, could have a variety of negative consequences and Magenta may implement a course of action or consummate a transaction that yields unexpected results that adversely affects its business and decreases the remaining cash available for use in its business or the execution of its strategic plan. There can be no assurances that any particular course of action, business arrangement or transaction, including the merger, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value, or achieve the anticipated results. Any failure of such potential transaction to achieve the anticipated results could significantly impair its ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to its stockholders.

Should Magenta resume development of product candidates, its ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of its product candidates. In addition, Magenta will incur substantial research and developments costs and other expenditures to develop such product candidates particularly as it:

•	initiates and conducts preclinical studies and clinical trials of product candidates;

•	develops any other future product candidates Magenta may choose to pursue;

•	seeks marketing approval for product candidates that successfully complete clinical development, if any;

•	maintains compliance with applicable regulatory requirements;

•

develops and scales up its capabilities to support preclinical activities and clinical trials for product candidates and commercialization of product candidates for which Magenta obtains marketing approval, if any;

•	maintains, expands, protects and enforces its intellectual property portfolio;

•	develops and expands its sales, marketing and distribution capabilities for product candidates for which Magenta obtains marketing approval, if any; and

•	expands its operational, financial and management systems and increase personnel, including to support its clinical development and commercialization efforts and its operations as a public company.

If Magenta resumes development of product candidates, Magenta will not generate revenue from product sales unless and until it successfully completes clinical development and obtains regulatory approval for such product candidates. If Magenta obtains regulatory approval for product candidates, it expects to incur significant expenses related to developing its commercialization capability to support product sales, marketing and distribution. Further, Magenta expects to incur additional costs associated with operating as a public company.

Should Magenta resume development of product candidates, it will need substantial additional funding to support its continuing operations. Until such time as it can generate significant revenue from product sales, if ever, Magenta expects to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing and distribution or licensing arrangements. Magenta may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. Additionally, because of the numerous risks and uncertainties associated with pharmaceutical product development, Magenta is unable to accurately predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if Magenta is able to generate product sales, it may not become profitable. Accordingly, if Magenta fails to raise capital or enter into necessary strategic agreements, or fail to ever become profitable, it may have to significantly delay, scale back or discontinue the development and commercialization of product candidates, and Magenta may also be forced to reduce or terminate its operations.

As of December 31, 2022, Magenta had cash, cash equivalents and marketable securities of $112.0 million. Based on its current operating plan, Magenta believes that its existing cash, cash equivalents and marketable securities will enable Magenta to fund its operating expenses and capital expenditure requirements for the next twelve months from the issuance date of Magenta’s Annual Report on Form 10-K for the year ended December 31, 2022. See “Magenta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Impact of the COVID-19 Pandemic

The COVID-19 pandemic, including the emergence of various variants, has caused and could continue to cause significant disruptions to the U.S., regional and global economies and has contributed to significant volatility and negative pressure in financial markets.

The future impact of the COVID-19 pandemic on its industry, the healthcare system and its current and future operations and financial condition will depend on future developments, which are uncertain and cannot be predicted with confidence. These developments may include, without limitation, changes in the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, including the adoption, administration and effectiveness of available vaccines, the effect of any restrictions within the

Cambridge community or regions in which Magenta’s partners are located and the direct and indirect economic effects of the pandemic and containment measures. See “Risk Factors” for a discussion of the potential adverse impact of COVID-19 on its business, results of operations and financial condition.

Components of Magenta’s Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for Magenta’s research activities, including its drug discovery efforts, and the development of its product candidates, which include:

•	employee-related expenses, including salaries and related costs, and stock-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of its product candidates, including under agreements with contract research organizations (“CROs”);

•	the cost of consultants and third-party contract development and manufacturing organizations (“CDMOs”) that manufacture drug products for use in its preclinical studies and clinical trials;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies; and

•	payments made under third-party licensing agreements.

Magenta expenses research and development costs to operations as incurred. Advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Magenta’s direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors, CDMOs and CROs in connection with its preclinical and clinical development activities. Magenta does not allocate employee costs, costs associated with its platform technology or facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified.

Should Magenta resume development of product candidates, the successful development and commercialization is highly uncertain. This is due to the numerous risks and uncertainties, including the following:

•	successful completion of preclinical studies and clinical trials;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	raising additional funds necessary to complete clinical development of and commercialize its product candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for its product candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of its product candidates;

•	developing and implementing marketing and reimbursement strategies;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of its products, if and when approved, whether alone or in collaboration with others;

•	acceptance of its products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	protecting and enforcing its rights in its intellectual property portfolio;

•	maintaining a continued acceptable safety profile of the products following approval; and

•	the impact of the COVID-19 pandemic on its industry, the healthcare system, and its current and future operations.

Should Magenta resume development of product candidates a change in the outcome of any of these variables with respect to the development of such product candidates would significantly change the costs and timing associated with the development of that product candidate. Magenta may never succeed in obtaining regulatory approval for any of its product candidates.

Research and development activities have historically been central to its business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Magenta expects its research and development expenses to decrease in the near future as Magenta halted the development of its product candidates while it explores strategic alternatives. Should Magenta resume development of product candidates, it expects research and development costs to increase significantly for the foreseeable future as its product candidate development programs progress.

Inflation generally affected Magenta by increasing its cost of labor and clinical trial costs. While Magenta does not believe that inflation had a material effect on its financial condition and results of operations during the periods presented, it may result in increased costs in the foreseeable future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, and stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs and insurance costs, as well as professional fees for legal, patent, consulting, pre-commercialization, accounting and audit services. Magenta expects its general and administrative expenses to decrease in the near future due to recent workforce reductions. Magenta does expect to incur significant costs, however, related to its exploration of strategic alternatives and the merger, including legal, accounting and advisory expenses and other related charges.

Interest and Other Income, Net

Interest and other income, net, consists of interest income and miscellaneous income and expense unrelated to its core operations.

Income Taxes

Since its inception, Magenta has not recorded any U.S. federal or state income tax benefits for the net losses Magenta has incurred in each year or for its earned research and orphan drug tax credits, due to its uncertainty of realizing a benefit from those items. As of December 31, 2022, Magenta had net operating loss carryforwards for federal income tax purposes of $272.9 million, of which $17.5 million begin to expire in 2035 and $255.4 million can be carried forward indefinitely. As of December 31, 2022, Magenta had net operating loss carryforwards for state income tax purposes of $272.6 million which begin to expire in 2035. As of December 31, 2022, Magenta also had available research and orphan drug tax credit carryforwards for federal and state income tax purposes of $12.9 million and $3.4 million, respectively, which begin to expire in 2035 and 2030, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Magenta’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The preparation of its consolidated financial statements and related disclosures requires Magenta to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in its consolidated financial statements. Magenta bases its estimates on historical experience, known trends and events and various other factors that Magenta believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Magenta evaluates its estimates and assumptions on an ongoing basis. Magenta’s actual results may differ from these estimates under different assumptions or conditions.

While its significant accounting policies are described in more detail in Note 2 to Magenta’s consolidated financial statements included in Magenta’s Annual Report on Form 10-K for the year ended December 31, 2022, Magenta believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Research and Development Expenses

As part of the process of preparing its consolidated financial statements, Magenta is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when Magenta has not yet been invoiced or otherwise notified of actual costs. The majority of its service providers invoice Magenta in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Magenta makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to Magenta at that time. Magenta periodically confirms the accuracy of the estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the preclinical development activities;

•	CROs in connection with preclinical and clinical trials;

•	CDMOs in connection with the production of preclinical and clinical trial materials; and

•	investigative sites in connection with clinical trials.

Magenta bases its expenses related to preclinical studies and clinical trials on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to its vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, Magenta estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, Magenta adjusts the accrual or prepaid expense accordingly. Although Magenta does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to its prior estimates of accrued research and development expenses.

Stock-Based Compensation

Magenta measures compensation expense for all stock options and other stock-based awards granted to employees, directors and non-employees based on the fair value on the date of the grant and recognizes such compensation expense over the requisite service period, which is generally the vesting period of the respective award. Generally, Magenta issues awards with either service-only vesting conditions and records expense using the straight-line method or service and performance vesting conditions and record expense when achievement of the performance condition becomes probable using the graded-vesting method. Magenta has historically granted stock options with exercise prices equivalent to the fair value of its common stock as of the date of the grant. The fair value of its common stock is based on quoted market prices. Magenta estimates the fair value of each stock option award using the Black-Scholes option-pricing model, which uses as inputs the fair value of its common stock and assumptions it makes for the volatility of its common stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield. Magenta does not estimate and apply a forfeiture rate as Magenta has elected to account for forfeitures as they occur.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes Magenta’s results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Operating expenses:
Research and development	$55,141	$46,766	$8,375
General and administrative	25,761	27,926	(2,165)

Total operating expenses	80,902	74,692	6,210

Loss from operations	(80,902)	(74,692)	(6,210)
Interest and other income, net	4,440	3,556	884

Net loss	$(76,462)	$(71,136)	$(5,326)

Research and Development Expenses

	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Direct research and development expenses by program:
Conditioning	$22,951	$9,677	$13,274
Mobilization	2,819	5,203	(2,384)
Cell therapy	18	684	(666)
Unallocated expenses:
Personnel-related (including stock-based compensation)	18,878	18,418	460
Consultant (including stock-based compensation)	667	1,488	(821)
Facility related and other	9,808	11,296	(1,488)

Total research and development expenses	$55,141	$46,766	$8,375

Expenses related to Magenta’s conditioning program increased primarily due to an increase of $10.1 million in costs related to MGTA-45 and an increase of $3.6 million in costs related to MGTA-117. The increase in costs related to MGTA-45 was primarily due to higher preclinical and manufacturing costs to support its IND-enabling studies and costs incurred in connection with a license agreement entered into in November 2022. The increase in costs related to MGTA-117 was primarily due to costs incurred upon the achievement of a development milestone under its collaboration agreement and increased costs to support its Phase 1/2 clinical trial which was initiated in December 2021. The decrease in expenses in its mobilization program was primarily due to a decrease in clinical trial costs related to its Phase 2 investigator-initiated clinical trial in multiple myeloma patients, which was completed in the fourth quarter of 2021, and its Phase 2 allogeneic donor clinical trial, which was closed in early 2022. The decrease in expenses in its mobilization program was also due to lower process development activities to support future manufacturing. Expenses related to its cell therapy program decreased as result of the discontinuance of its MGTA-456 program.

The increase in personnel-related costs was due primarily to an increase in severance resulting from Magenta’s headcount reductions, partially offset by a decrease in stock-based compensation. Personnel-related costs for the years ended December 31, 2022 and 2021 included stock-based compensation expense of $1.8 million and $3.7 million, respectively. The decrease in consultant costs was due to a decrease in certain research activities as a result of its reprioritization efforts in April 2022. The decrease in facility related and other costs was primarily due to lower operating costs related to its Cambridge, Massachusetts facility.

General and Administrative Expenses

	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Personnel-related (including stock-based compensation)	$13,165	$13,902	$(737)
Professional and consultant	5,308	6,555	(1,247)
Facility related and other	7,288	7,469	(181)

Total general and administrative expenses	$25,761	$27,926	$(2,165)

The decrease in personnel-related costs was due primarily to a decrease in stock-based compensation, partially offset by an increase in headcount. Personnel-related costs for the years ended December 31, 2022 and 2021 included stock-based compensation expense of $5.1 million and $6.5 million, respectively. The decrease in professional and consultant costs was primarily due to lower legal, patent and investor relations costs.

Interest and Other Income, Net

Interest income and other income, net for the year ended December 31, 2022 consisted primarily of sublease income of $3.1 million and interest income of $1.4 million. Interest income and other income, net for the year ended December 31, 2021 consisted primarily of sublease income of $3.5 million and interest income of $0.1 million. The decrease in sublease income was due to the expiration of one of Magenta’s two subleases in December 2021. The increase in interest income was due to higher interest rates on its invested cash.

Liquidity and Capital Resources

Since its inception, Magenta has incurred significant operating losses. Magenta has not yet commercialized any product candidates, should Magenta resume development of product candidates, Magenta does not expect to generate revenue from sales of such product candidates for several years, if at all. Since its initial public offering in June 2018, Magenta has funded its operations primarily with proceeds from the sale of its common stock in both private and public offerings.

Magenta has a shelf registration statement on Form S-3 (the “Shelf”) on file with the SEC, which covers the offering, issuance and sale of up to an aggregate of $250.0 million of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof. Magenta also entered into a sales agreement, as amended, with Cowen and Company, LLC, as sales agent to provide for the issuance and sale by Magenta of up to $50.0 million of common stock from time to time in “at-the-market” offerings under the Shelf (the “ATM Program”). The Shelf was declared effective by the SEC on August 12, 2022. During the year ended December 31, 2022, Magenta sold 1,644,200 shares of its common stock under the ATM Program at a weighted average price per share of $1.82 resulting in net proceeds of $2.8 million after commissions and offering costs. As of December 31, 2022, $247.0 million remained available under the Shelf, including up to $47.0 million available for sale under the ATM Program.

Cash Flows

The following table summarizes Magenta’s sources and uses of cash for each of the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(67,090)	$(59,531)
Net cash provided by (used in) investing activities	(9,812)	43,428
Net cash provided by financing activities	2,878	89,601

Net increase (decrease) in cash, cash equivalents and restricted cash	$(74,024)	$73,498

Operating Activities

During the year ended December 31, 2022, operating activities used $67.1 million of cash, primarily resulting from Magenta’s net loss of $76.5 million and net cash used by changes in its operating assets and liabilities of $2.7 million, partially offset by non-cash charges of $12.1 million. Net cash used by changes in its operating assets and liabilities for the year ended December 31, 2022 consisted primarily of a decrease of $3.1 million in operating lease liabilities, partially offset by a decrease of $0.2 million in prepaid expenses and other current assets and an increase of $0.2 million in accounts payable and accrued expenses and other current liabilities.

During the year ended December 31, 2021, operating activities used $59.5 million of cash, primarily resulting from Magenta’s net loss of $71.1 million and net cash used by changes in its operating assets and liabilities of $1.5 million, partially offset by non-cash charges of $13.1 million. Net cash used by changes in its operating assets and liabilities for the year ended December 31, 2021 consisted of an increase of $1.1 million in prepaid expenses and other current assets and a decrease of $0.6 million in accounts payable and accrued expenses and other current liabilities.

Changes in accounts payable, accrued expenses and other current liabilities and prepaid expenses in both periods were generally due to the timing of vendor invoicing and payments.

Investing Activities

During the year ended December 31, 2022, net cash used by investing activities was $9.8 million, primarily attributable to net purchases of marketable securities of $9.5 million.

During the year ended December 31, 2021, net cash provided by investing activities was $43.4 million, primarily attributable to net maturities of marketable securities of $44.7 million.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $2.9 million, consisting primarily of net proceeds from the issuance of common stock under Magenta’s ATM Program.

During the year ended December 31, 2021, net cash provided by financing activities was $89.6 million, consisting of proceeds from the May 2021 private placement, net of offering costs, of $86.1 million and proceeds from the exercise of stock options of $3.4 million.

Funding Requirements

Magenta currently expects its expenses to decrease in 2023 compared to 2022 due to its decision to halt further development of product candidates and conduct workforce reductions while Magenta explores strategic alternatives, including the merger. If Magenta decides to resume the development of its product candidates, however, Magenta expects its expenses to increase in order to advance preclinical activities and clinical trials for its product candidates in development. As of December 31, 2022, Magenta had cash, cash equivalents and marketable securities of $112.0 million. Based on its current operating plan, Magenta believes that its existing cash, cash equivalents and marketable securities will enable Magenta to fund its operating expenses and capital expenditure requirements for the next twelve months from the issuance date of Magenta’s Annual Report on Form 10-K for the year ended December 31, 2022. Magenta has based these estimates on assumptions that may prove to be wrong, and Magenta could utilize its available capital resources sooner than Magenta expects. In addition, its resource requirements could materially change depending on the outcome of its ongoing strategic alternative review process, including to the extent Magenta identifies and enters into any potential strategic transaction. Because its resource requirements could materially change depending on the outcome of its ongoing strategic alternative review process, Magenta is unable to estimate the exact amount of its working capital requirements. Magenta’s future funding requirements will depend on and could increase significantly as a result of many factors, including those listed above.

Until such time, if ever, as Magenta can generate substantial product revenue and subject to its pursuit of a potential strategic transaction and the consummation of such potential transaction, Magenta expects to finance its future operations through a combination of equity offerings, including sales under its ATM Program, debt financings, collaborations, strategic alliances, marketing and distribution arrangements, or licensing arrangements. To the extent that Magenta raises additional capital through the sale of equity or convertible debt securities, its stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If Magenta raises additional funds through collaborations, strategic alliances, marketing and distribution arrangements, or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Magenta. If Magenta resumes the development of product candidates and is unable to raise additional funds through equity or debt financings or other arrangements when needed, it may be required to delay, limit, reduce or terminate its research, product development or future commercialization efforts, or grant rights to develop and market product candidates that Magenta would otherwise prefer to develop and market itself.

Nasdaq Delisting Notice

As previously disclosed, on January 31, 2023, Magenta received a written notice from the staff of Nasdaq’s Listing Qualifications Department, notifying Magenta that, for the 30 consecutive business day period between December 15, 2022 through January 30, 2023, the bid price for its common stock had closed below the $1.00 per share minimum bid price requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule

5450(a)(1) (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Magenta has 180 calendar days, or until July 31, 2023 to regain compliance with the Minimum Bid Price Requirement. If Magenta fails to satisfy the continued listing requirements of Nasdaq, such as the Minimum Bid Price Requirement, Nasdaq may take steps to delist its common stock. Such a delisting would likely have a negative effect on the price of its common stock and may, among other things, adversely impact its ability to raise additional capital or enter into strategic transactions. See “Risk Factors” for additional information.

Contractual Obligations and Commitments

Magenta’s cash flows are dependent on a number of factors in addition to its operational expenditures, including its contractual and other obligations. As a result, its liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

Lease Obligations

In March 2023, Magenta terminated its sublease for up to approximately 69,000 square feet of office and laboratory space in Cambridge, Massachusetts, resulting in a payment of $14.8 million and the assignment of its sub-sublease to its sublandlord.

Research and Development and Manufacturing Agreements

Magenta enters into contracts in the normal course of business with CROs, CDMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by Magenta upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of its service providers, up to the date of cancellation and in some cases, wind-down costs. The exact amount of such obligations is dependent on the timing of termination and the terms of the related agreement and are not known.

License and Collaboration Agreements

In March 2018, Magenta entered into a collaboration agreement with Heidelberg Pharma Research GmbH (“HDPR”) whereby the parties agreed to combine its stem cell platform with proprietary antibodies across up to four exclusive targets with HDPR’s proprietary Antibody Targeted Amanitin Conjugates platform. Upon the exercise of certain license rights, Magenta may have been obligated to pay HDPR development, regulatory and commercial milestone payments of up to $83.5 million per target as well as royalties on net sales of products licensed under the agreement. In April 2023, this collaboration agreement was terminated.

Magenta has a license agreement with the President and Fellows of Harvard College, entered into in November 2016, for an exclusive, worldwide, royalty-bearing license for certain technologies related to conditioning and mobilization. Magenta was obligated to pay milestone payments of up to $7.4 million for the first two licensed products upon the achievement of certain development and regulatory milestones and to pay royalties on a product-by-product and country-by-country basis on net sales of products licensed under the agreement. In April 2023, this agreement was amended and restated and a portion of the license agreement related to certain conditioning technology was assigned to a third party in connection with the sale of certain of Magenta’s conditioning assets.

In November 2022, Magenta entered into a license agreement with ImmunoGen, Inc. for an exclusive, worldwide, royalty-bearing license for certain technology related to one of its conditioning programs. Upon execution of the agreement, Magenta made a nonrefundable payment of $4.4 million in partial consideration for the license. Magenta was also obligated to pay milestone payments of up to $125 million in the aggregate upon the achievement of certain development, regulatory and sales-based milestones and to pay single-digit royalties on a product-by-product and country-by-country basis on net sales of products licensed under the agreement. In April 2023, this license agreement was assigned to a third party in connection with the sale of certain of Magenta’s conditioning assets.

Restructuring Costs

In February 2023, Magenta announced a corporate restructuring that resulted in a reduction in workforce by 84% that was substantially completed in February 2023, resulting in severance and related costs of approximately $5.4 million, a significant portion of which were paid in the first quarter of 2023.

Advisory Fee

In February 2023, Magenta entered into an agreement with an advisor to act as Magenta’s exclusive strategic financial advisor in connection with a potential strategic transaction including but not limited to an acquisition, merger, business combination or other transaction. Upon the consummation of such transaction, Magenta agreed to pay the advisor a success fee of 1.0% of the transaction value with a minimum fee of $1.5 million.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Magenta’s financial position and results of operations is disclosed in Note 2 to Magenta’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

DIANTHUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Dianthus’ financial condition and results of operations together with the sectioned titled “Dianthus’ Business” and Dianthus’ audited financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Dianthus’ plans and strategy for its business and related financing, includes forward-looking statements that involve risks, uncertainties, and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors—Risks Related to Dianthus,” Dianthus’ actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the section titled “Risk Factors—Risks Related to Dianthus” to gain an understanding of the factors that could cause actual results to differ materially from Dianthus’ forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Dianthus is a clinical-stage biotechnology company focused on developing next-generation complement therapeutics for patients living with severe autoimmune and inflammatory diseases. Dianthus believes its portfolio of novel and proprietary monoclonal antibody product candidates has the potential to address a broad array of complement-dependent diseases as currently available therapies or those in development leave room for improvements in efficacy, safety, and/or dosing convenience. Dianthus has purposefully engineered its product candidates to selectively bind to only the active form of the complement protein and to exhibit improved potency and an extended half-life. By selectively targeting only the active form of the complement protein, which constitutes only a small fraction of the protein and drives disease pathology, Dianthus aims to reduce the amount of drug required for a therapeutic effect. Dianthus intends to deliver its product candidates through a lower dose, less frequent, self-administered, convenient, subcutaneous, or S.C., injection suitable for a pre-filled pen.

Dianthus’ most advanced product candidate, DNTH103, is a highly potent, highly selective and fully human monoclonal immunoglobulin G4 (“IgG4”) with picomolar binding affinity that is designed to selectively bind only to the active form of C1s. As a validated complement target in the autoimmune and inflammatory field, C1s inhibition prevents further progression of the classical pathway cascade. DNTH103 is engineered with YTE half-life extension technology, a specific three amino acid change in the Fc domain, and has a pharmacokinetic, or PK, profile designed to support less frequent, lower dose, self-administration as a convenient, S.C. injection. Initial data from Dianthus’ ongoing Phase 1 clinical trial indicates S.C. dosing every two weeks (“Q2W”) or less frequently, may be achievable. DNTH103 is designed to selectively target the active form of C1s, inhibiting only the classical pathway, while leaving the lectin and alternative pathways intact. As a result, DNTH103 may have a reduced risk of infections from encapsulated bacteria, thus potentially avoiding an FDA Boxed Warning and associated Risk Evaluation and Mitigation Strategy, or REMS. Dianthus believes that DNTH103 has the potential to yield therapeutic benefit in multiple autoimmune and inflammatory disease indications where inappropriate activation of the classical pathway cascade drives or exacerbates the disease pathology.

Background

Since its inception in 2019, Dianthus has devoted substantially all of its resources to conducting research and development activities (including with respect to the DNTH103 program) and undertaking preclinical studies, conducting a clinical trial and the manufacturing of the product used in its clinical trials and preclinical studies, business planning, developing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

Dianthus does not own or operate, and currently has no plans to establish, any laboratory or manufacturing facilities. It relies, and expects to continue to rely, on third parties for the testing and manufacture of its product candidates, as well as for commercial manufacturing should any of its product candidates obtain marketing approval. Dianthus believes that this strategy allows it to maintain a more efficient infrastructure by eliminating the need to invest in its own laboratory and manufacturing facilities, equipment, and personnel while also enabling it to focus expertise and resources on the development of its product candidates.

Since its inception, Dianthus has funded its operations primarily with outside capital (i.e., proceeds from the sale of preferred stock) and has raised aggregate gross proceeds of $121.5 million from these private placements. However, Dianthus has incurred significant recurring losses, including net losses of $28.5 million and $13.1 million for the years ended December 31, 2022 and 2021, respectively. In addition, Dianthus had an accumulated deficit of $45.9 million as of December 31, 2022. As of December 31, 2022, Dianthus had cash, cash equivalents and short-term investments of $75.5 million. In order to continue its operations, Dianthus must achieve profitable operations and/or obtain additional equity or debt financing. Until Dianthus achieves profitability, management plans to fund its operations and capital expenditures with cash on hand and issuance of capital stock including any proceeds from the Dianthus’ pre-closing financing. There can be no assurance that Dianthus will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to Dianthus. If Dianthus is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets.

Dianthus’ net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors including the timing, scope and results of its research and development activities. Management expects that Dianthus’ expenses and capital requirements will increase substantially in connection with its ongoing activities as they:

•	advance DNTH103 program through clinical development, including in additional indications;

•	advance discovery programs from preclinical development into and through clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish sales, marketing and distribution infrastructure to commercialize any approved product candidates;

•	contract to manufacture any approved product candidates;

•	expand clinical, scientific, management and administrative teams;

•	maintain, expand, protect and enforce its intellectual property portfolio, including patents, trade secrets and know-how;

•	implement operational, financial and management systems; and

•	operate as a public company.

Dianthus does not have any products approved for commercial sale, and has not generated any commercial revenue from product sales. Its ability to generate product revenue sufficient to achieve and maintain profitability will depend upon the successful development and eventual commercialization of one or more of its product candidates which Dianthus expects, if it ever occurs, will take many years. Dianthus expects to spend a significant amount in development and marketing costs prior to such time. Dianthus will therefore require substantial additional capital to develop its product candidates and support its continuing operations. Dianthus may never succeed in achieving regulatory and marketing approval for the product candidates. Dianthus may obtain unexpected results from its preclinical and clinical trials. Dianthus may elect to discontinue, delay, or modify preclinical and clinical trials of the product candidates. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. Accordingly, until such time that Dianthus can generate a sufficient amount of revenue from product sales or other sources, if ever, management expects to finance Dianthus’ operations through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. However, Dianthus may be unable to raise additional capital from these sources on favorable terms, or at all. Its failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on Dianthus’ business, results of operations or financial condition, including requiring Dianthus to delay, reduce or curtail its research, product development or future commercialization efforts. Dianthus may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than it would otherwise choose. Dianthus’ management cannot provide assurance that Dianthus will ever generate positive cash flow from operating activities. See “—Liquidity and Capital Resources.”

Option and License Agreements with Zenas

Dianthus is a party to an option agreement and license agreement with Zenas BioPharma Limited, or Zenas BioPharma, a related party. In September 2020, Dianthus entered into an option agreement with Zenas BioPharma, or Zenas Option, through which Dianthus provided Zenas BioPharma an option to enter into an exclusive license agreement for the development and commercialization of products arising from its research of monoclonal antibody antagonists targeting certain specific complement proteins. In June 2022, Dianthus and Zenas BioPharma executed a license agreement, or Zenas License Agreement. The Zenas Option and Zenas License Agreement are collectively referred to as the “Zenas Agreements.” The Zenas License Agreement provides Zenas BioPharma with a license in the People’s Republic of China, including Hong Kong, Macau, and Taiwan (collectively, “greater China”), for the development and commercialization of sequences and products under the first antibody sequence. For the years ended December 31, 2022 and 2021, Dianthus recognized related party license revenue totaling $6.4 million and $1.5 million, respectively, associated with the Zenas Agreements. For additional information on the Zenas Agreements, see “Dianthus’ Business—License Agreements” and “Index to Dianthus’ Financial Statements—Notes to Financial Statements—License Revenue - Related Party.”

Recent Developments

Proposed Merger

On May 2, 2023, Dianthus entered into the Merger Agreement with Magenta and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Dianthus, with Dianthus continuing as a wholly owned subsidiary of Magenta, and Magenta being the surviving corporation of the merger. The merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code. The Merger Agreement and the merger were approved by the members of the board of directors of both Dianthus and Magenta.

Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, (a) each outstanding share of Dianthus common stock (including shares of Dianthus common stock issued upon conversion of Dianthus preferred stock and shares of Dianthus common stock issued in the Dianthus pre-closing financing) will be converted into the right to receive a number of shares of Magenta common stock (after giving effect to the reverse stock split) equal to the exchange ratio per the Merger Agreement; (b) each then outstanding Dianthus’ stock option and warrant that has not previously been exercised immediately prior to the effective time of the merger will be assumed by Magenta; and (c) each then outstanding Dianthus restricted stock unit immediately prior to the effective time of the merger will be assumed by Magenta.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the merger, pre-merger Dianthus stockholders, including purchasers of Dianthus common stock and Dianthus pre-funded warrants in the Dianthus pre-closing financing, as of immediately prior to the merger, are currently estimated to own approximately 78.7% of the outstanding shares of capital stock of the combined company and pre-merger stockholders of Magenta, as of immediately prior to the merger, are currently estimated to own approximately 21.3% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, (a) Magenta’s net cash as of the closing being approximately $60.0 million, (b) Dianthus raising approximately $70.0 million in the Dianthus pre-closing financing, (c) a valuation for Magenta equal to its net cash as of the business day immediately prior to the closing date of the merger, plus $20.0 million and (d) a valuation for Dianthus equal to $225.0 million, plus the gross proceeds of the Dianthus pre-closing financing, in each case as further described in the Merger Agreement.

Pre-Closing Financing

Concurrently with the execution of the Merger Agreement, and in order to provide Dianthus with additional capital for its development programs prior to the closing of this merger, certain new and current investors have agreed to purchase an aggregate of approximately 12.5 million shares of common stock of Dianthus and pre-funded warrants to acquire 1.2 million of Dianthus shares of common stock for the aggregate amount of approximately $70.0 million in the Dianthus pre-closing financing. In connection with the Dianthus pre-closing financing, Dianthus will amend its charter to increase the authorized number of shares of common stock in order to permit issuance of the shares and the pre-funded warrants purchased in the Dianthus pre-closing financing. The board of directors of both Magenta and Dianthus have approved the proposed transaction. Completion of the transaction, which is expected by the second half of 2023, is subject to approval by Magenta’s and Dianthus’ stockholders and the satisfaction or waiver of certain other customary closing conditions.

Impact of COVID-19 Pandemic and Other Global Economic Events

In December 2019, a novel strain of coronavirus, called COVID-19, emerged and has now spread globally. The impact of the COVID-19 pandemic is ongoing and continues to evolve as of the date of this proxy statement/prospectus. Dianthus continues to actively monitor the impact of the COVID-19 pandemic on its financial condition, liquidity, operations, suppliers, industry and workforce.

Although Dianthus has not experienced any significant adverse impact from the COVID-19 pandemic to date, Dianthus’ financial condition, results of operations and liquidity could be negatively impacted by the COVID- 19 pandemic in future periods. The extent to which the COVID-19 pandemic could impact its business will depend on future developments, which remain uncertain and cannot be predicted, including new information that may emerge concerning the continued severity of COVID-19 and variants of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. As the impact of the COVID-19 pandemic continues, it may have an adverse effect on Dianthus’ results of future operations, financial position and liquidity, and on its ability to access capital. Even after the impact of the COVID-19 pandemic has subsided, Dianthus may continue to experience adverse impacts to its business as a result of an economic recession or depression that may occur in the future.

Additionally, uncertainty in the global economy presents significant risks to Dianthus’ business. Dianthus is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, rising interest rates, changes in foreign currency exchange rates, recent bank failures, geopolitical factors, including the ongoing conflict between Russia and Ukraine and the responses thereto, and supply chain disruptions. While management is closely monitoring the impact of the current macroeconomic conditions on all aspects of Dianthus’ business, including the impacts on its participants in its Phase 1 clinical trial, employees, suppliers, vendors and business partners, the ultimate extent of the impact on Dianthus’ business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside of Dianthus’ control and could exist for an extended period of time. Management will continue to evaluate the nature and extent of the potential impacts to Dianthus’ business, results of operations, liquidity and capital resources. For additional information, see section titled “Risk Factors—Risks Related to Dianthus.”

Components of Results of Operations

Revenue

Since its inception, Dianthus has not generated any revenue from product sales, and management does not expect Dianthus to generate any revenue from the sale of products in the foreseeable future.

Under the Zenas Agreements, the consideration payable by Zenas Biopharma to Dianthus includes the following: (i) a $1.0 million upfront payment upon execution of the Zenas License Agreement; (ii) an approximate $1.1 million payment representing reimbursement for a portion of development costs previously incurred by Dianthus; (iii) reimbursement of a portion of CMC-related costs and expenses for the first antibody sequence through the manufacture of the first two batches of drug product; (iv) reimbursement of a portion of non-CMC-related costs and expenses for the development of the first antibody sequence through the first regulatory approval; (v) development milestones totaling up to $11.0 million; and (vi) royalties on net sales ranging from mid-single digits to low teen percentages.

In accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), Dianthus determined that there is one combined performance obligation that consists of the license and data transfer, the CMC and non-CMC services, and the participation in a joint steering committee, and that the combined performance obligation is satisfied over time. Therefore, Dianthus will recognize the transaction price from the license agreement over Dianthus’ estimated period to complete its activities. Dianthus concluded that it will utilize a cost-based input method to measure its progress toward completion of its performance obligation and to calculate the corresponding amount of revenue to recognize each period. Dianthus believes this is the best measure of progress because other measures do not reflect how it transfers its performance obligation to Zenas Biopharma. In applying the cost-based input method of revenue recognition, Dianthus uses actual costs incurred relative to budgeted costs expected to be incurred for the combined performance obligation. These costs consist primarily of third-party contract costs. Revenue will be recognized based on the level of costs incurred relative to the total budgeted costs for the performance obligations. A cost-based input method of revenue recognition requires management to make estimates of costs to complete performance obligation. In making such estimates, judgment is required to evaluate assumptions related to cost estimates.

There is a sales or usage-based royalty exception within ASC 606 that applies when a license of intellectual property is the predominant item to which the royalty relates. In accordance with this royalty exception, Dianthus will recognize royalty revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). As of December 31, 2022, no royalty revenue has been recognized.

Dianthus also determined that the milestone payments of $11.0 million are variable consideration under ASC 606 which need to be added to the transaction price when it is probable that a significant revenue reversal will not occur. Based on the nature of the milestones, such as the regulatory approvals which are generally not within Dianthus’ control, Dianthus will not consider achievement of this milestone to be probable until the uncertainty associated with such milestone has been resolved. When it is probable that a significant reversal of revenue will not occur, the milestone payment will be added to the transaction price for which Dianthus recognizes revenue. As of December 31, 2022, no milestones had been achieved.

For the years ended December 31, 2022 and 2021, Dianthus recognized related party license revenue totaling $6.4 million and $1.5 million, respectively, associated with the Zenas Agreements.

If Dianthus’ development efforts for the product candidates are successful and result in regulatory approval, Dianthus may generate revenue from future product sales. If Dianthus enters into license or collaboration agreements for any of the product candidates or intellectual property, revenue may be generated in the future from such license or collaboration agreements. Dianthus cannot predict if, when, or to what extent Dianthus will generate revenue from the commercialization and sale of the product candidates or from license or collaboration agreements. Dianthus may never succeed in obtaining regulatory approval for any of the product candidates.

Operating Expenses

Research and Development

Research and development expenses account for a significant portion of Dianthus’ operating expenses and consist primarily of external and internal expenses incurred in connection with the discovery and development of its product candidates.

External expenses include:

•

payments to third parties in connection with the research and development of Dianthus’ product candidates, including agreements with third parties such as clinical research organizations (“CROs”), clinical trial sites and consultants;

•	the cost of manufacturing products for use in Dianthus’ clinical and preclinical studies, including payments to contract development and manufacturing organizations (“CDMOs”) and consultants; and

•

payments to third parties in connection with the preclinical development of Dianthus’ product candidates, including for outsourced professional scientific development services, consulting research and collaborative research.

Internal expenses include:

•	personnel-related costs, including salaries, bonuses, related benefits and stock-based compensation expenses for employees engaged in research and development functions; and

•	facilities-related expenses, depreciation, supplies, travel expenses and other allocated expenses.

Dianthus recognizes research and development expenses in the periods in which they are incurred. Its internal resources, employees and infrastructure are not directly tied to any one research or drug discovery program and are typically deployed across multiple programs. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to Dianthus by its service providers or its estimate of the level of service that has been performed at each reporting date. Dianthus utilizes CROs for research and development activities and CDMOs for manufacturing activities and it does not have its own laboratory or manufacturing facilities. Therefore, Dianthus has no material facilities expenses attributed to research and development.

Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, management expects that Dianthus’ research and development expenses will increase substantially over the next several years as Dianthus advances its product candidates into larger and later-stage clinical trials, works to discover and develop additional product candidates, seeks to expand, maintain, protect and enforce its intellectual property portfolio, and hires additional research and development personnel.

The successful development of Dianthus’ product candidates is highly uncertain, and management does not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of Dianthus product candidates. To the extent Dianthus’ product candidates continue to advance into larger and later-stage clinical trials, its expenses will increase substantially and may become more variable. The duration, costs and timing of development of Dianthus’ product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs Dianthus pursues;

•	Dianthus’ ability to establish a favorable safety profile with IND-enabling toxicology studies to enable clinical trials;

•	successful patient enrollment in, and the initiation and completion of, larger and later-stage clinical trials;

•	per subject trial costs;

•	the number and extent of trials required for regulatory approval;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible subjects in clinical trials;

•	the number of subjects that participate in the trials;

•	the drop-out and discontinuation rate of subjects;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of subject participation in the trials and follow-up;

•	the extent to which Dianthus encounters any serious adverse events in its clinical trials;

•	the timing of receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals and post-marketing approval commitments from applicable regulatory authorities;

•	the extent to which Dianthus establishes collaborations, strategic partnerships, or other strategic arrangements with third parties, if any, and the performance of any such third party;

•	hiring and retaining research and development personnel;

•	Dianthus’ arrangements with its CDMOs and CROs;

•	development and timely delivery of commercial-grade drug formulations that can be used in Dianthus’ planned clinical trials and for commercial launch;

•	the impact of any business interruptions to Dianthus’ operations or to those of the third parties with whom Dianthus works, particularly in light of the COVID-19 pandemic environment; and

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights.

Any of these factors could significantly impact the costs, timing and viability associated with the development of Dianthus’ product candidates.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries, bonuses, related benefits, and stock-based compensation expense for personnel in executive, finance, and administrative functions; professional fees for legal, consulting, accounting, and audit services; and travel expenses, technology costs and other allocated expenses. General and administrative expense also includes corporate facility costs, including rent, utilities, depreciation, and maintenance, not otherwise included in research and development expense. Dianthus recognizes general and administrative expenses in the periods in which they are incurred.

Dianthus expects that its general and administrative expenses will increase in the future to support its continued research and development activities, pre-commercial preparation activities for the product candidates and, if any product candidate receives marketing approval, commercialization activities. In addition, if the merger is completed, Dianthus anticipates that the combined company will incur additional expenses associated with being a public company, including expenses related to accounting, audit, legal, regulatory, public company reporting and compliance, director and officer insurance, investor and public relations, and other administrative and professional services.

Other Income, Net

Other income, net, consists primarily of interest income generated from earnings on invested cash equivalents and short-term investments.

Income Tax

Since inception, Dianthus has not recorded any U.S. federal or state income tax benefits for the net losses it has incurred in each year or for its earned research tax credits, due to uncertainty of realizing a benefit from those items. Dianthus maintains a full valuation allowance on its federal and state deferred tax assets as Dianthus’ management has concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes Dianthus’ results of operations and other comprehensive loss for the periods indicated:

	Years Ended December 31,
	2022	2021
	(in thousands)
Revenues:
License revenue—related party	$6,417	$1,476
Operating expenses:
Research and development	29,379	12,606
General and administrative	6,743	1,956

Total operating expenses	36,122	14,562

Loss from operations	(29,705)	(13,086)
Other income/(expense):
Interest income	1,145	3
Gain/(loss) on currency exchange, net	136	(26)
Other expense	(52)	—

Total other income/(expense)	1,229	(23)

Net loss	$(28,476)	$(13,109)

Other comprehensive loss:
Change in unrealized losses related to available-for-sale debt securities	(161)	—

Comprehensive loss	$(28,637)	$(13,109)

License Revenue—Related Party

Under the terms of the Zenas Agreements, Dianthus recognized related party license revenue of $6.4 million and $1.5 million during the years ended December 31, 2022 and 2021, respectively. The increase was due to an increased amount of research and development reimbursement from Zenas Biopharma as a result of the increased activities for the DNTH103 program during the year ended December 31, 2022.

Research and Development Expenses

The following table summarizes Dianthus’ research and development expenses for the periods indicated:

	Years Ended December 31,
	2022	2021
	(in thousands)
External research and development expenses:
DNTH103 program-related expenses:
Preclinical/IND-enabling studies	$8,345	$4,465
CMC activities	10,206	3,402
Clinical operation activities	538	—
Third-party consulting services	2,066	1,508
License and milestone payments	1,265	100

Total DNTH103 program-related expenses	22,420	9,475
Discovery expenses	1,167	2,464

Total external research and development expenses	23,587	11,939

Internal research and development expenses:
Personnel and related costs	4,964	631
Share-based compensation	416	19
Other costs	412	17

Total internal research and development expenses	5,792	667

Total research and development expenses	$29,379	$12,606

Research and development expenses were $29.4 million for the year ended December 31, 2022, as compared to $12.6 million for the year ended December 31, 2021, an increase of $16.8 million. This increase was due to (1) a $11.7 million increase in external research and development costs, consisting of preclinical and other IND-enabling studies, CMC activities, third-party consulting services, clinical operation activities, license and milestone payments and discovery activities and (2) a $5.1 million increase in internal research and development costs, consisting of personnel and related costs, share-based compensation, and other costs.

The $11.7 million increase in external research and development costs was primarily due to the activities related to its lead product candidate, DNTH103, including a $3.9 million increase in preclinical and other IND-enabling studies, a $6.8 million increase in CMC activities, a $0.5 million increase in clinical activities, a $0.6 million increase in third-party consulting services and a $1.2 million increase in license and milestone payments, partially offset by a $1.3 million decrease in discovery activities, as DNTH103 moved from the discovery stage to the preclinical and clinical stage in mid-2021. Dianthus commenced a Phase 1 clinical trial of DNTH103 in November 2022 and expects to report full results from this trial in the second half of 2023.

The $5.1 million increase in internal research and development costs was primarily due to a $4.3 million increase in personnel-related costs, a $0.4 million increase in share-based compensation, and a $0.4 million increase in other costs. The increases were primarily due to building out the research and development function with additional headcount.

General and Administrative Expenses

General and administrative expenses were $6.7 million for the year ended December 31, 2022, as compared to $2.0 million for the year ended December 31, 2021, an increase of $4.7 million. The increase was primarily due to an increase of $2.8 million in personnel-related costs, $1.1 million increase in share-based compensation, $0.3 million increase in professional services costs, $0.4 million in office and related expenses and $0.1 million in other costs. The increases were primarily due to building out the general and administrative function with additional headcount.

Income Tax

The provision for income taxes consists primarily of income taxes related to federal and state jurisdictions in which Dianthus conducts business. Dianthus maintains a full valuation allowance on its federal and state deferred tax assets as management has concluded that it is more likely than not that the deferred assets will not be utilized.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, Dianthus has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. Dianthus expects to continue to incur significant expenses and operating losses for the foreseeable future as Dianthus advances the clinical development of its product candidates. Dianthus expects that its research and development and general and administrative costs will continue to increase significantly, including in connection with conducting clinical trials and manufacturing for its product candidates to support commercialization and providing general and administrative support for its operations, including the cost associated with operating as a public company. As a result, Dianthus will need additional capital to fund its operations, which Dianthus may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources. See “Risk Factors” for additional risks associated with Dianthus’ substantial capital requirements.

Since inception, Dianthus has funded its operations primarily through private placements of convertible preferred stock for gross proceeds of $121.5 million.

Going Concern

In accordance with Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), Dianthus evaluated the following adverse conditions and events that raise substantial doubt about Dianthus’ ability to continue as a going concern within one year after the date of this proxy statement/prospectus without additional capital (the “issuance date”):

•

Since its inception, Dianthus has funded its operations primarily with outside capital (i.e., proceeds from the sale of preferred stock) and has incurred significant recurring losses, including net losses of $28.5 million and $13.1 million for the years ended December 31, 2022 and 2021, respectively. In addition, Dianthus had an accumulated deficit of $45.9 million as of December 31, 2022;

•	Dianthus expects to continue to incur significant recurring losses and rely on outside capital to fund its operations for the foreseeable future; and

•

Dianthus expects its available cash, cash equivalents and short-term investments on hand as of the issuance date will not be sufficient to fund its obligations as they become due for at least one year beyond the issuance date.

While Dianthus is seeking to secure additional outside capital as of the issuance date, management can provide no assurance such capital will be secured or on terms that are acceptable to Dianthus. While Dianthus plans to consummate a reverse merger and concurrent private financing during the second half of fiscal year 2023, management can provide no assurance the reverse merger will be consummated on terms that are acceptable to Dianthus, if at all.

In the event Dianthus is unable to secure additional outside capital and/or consummate the reverse merger and concurrent private financing, management will be required to seek other alternatives which may include, among others, a delay or termination of clinical trials or the development of its product candidates, temporary or permanent curtailment of Dianthus’ operations, a sale of assets, or other alternatives with strategic or financial partners. These uncertainties raise substantial doubt about Dianthus’ ability to continue as a going concern.

Pre-Closing Financing

In connection with the Merger Agreement, certain third parties have entered into Dianthus pre-closing financing as disclosed above. The Dianthus pre-closing financing is contingent on and will occur prior to the closing of the merger, subject to customary closing conditions. Shares of Dianthus common stock and pre-funded warrants to purchase shares of Dianthus common stock issued pursuant to the Dianthus pre-closing financing will be converted into shares of Magenta common stock and warrants to purchase shares of Magenta common stock, respectively, in accordance with the exchange ratio at the Effective Time as defined in the Merger Agreement.

Future Capital Requirements

Since inception, Dianthus has not generated any revenue from product sales. Management does not expect to generate any meaningful product revenue unless and until Dianthus obtains regulatory approval of and commercializes any of its product candidates, and management does not know when, or if, that will occur. Until Dianthus can generate significant revenue from product sales, if ever, it will continue to require substantial additional capital to develop its product candidates and fund operations for the foreseeable future. Management expects Dianthus’ expenses to increase in connection with its ongoing activities as described in greater detail below. Dianthus is subject to all the risks incident in the development of new biopharmaceutical products, and it may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may harm Dianthus’ business.

In order to complete the development of Dianthus’ product candidates and to build the sales, marketing and distribution infrastructure that management believes will be necessary to commercialize product candidates, if approved, Dianthus will require substantial additional capital. Accordingly, until such time that Dianthus can generate a sufficient amount of revenue from product sales or other sources, if ever, management expects to seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. To the extent that Dianthus raises additional capital through equity financings or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Dianthus’ ability to take specific actions, including restricting its operations and limiting its ability to incur liens, issue additional debt, pay dividends, repurchase its own common stock, make certain investments or engage in merger, consolidation, licensing, or asset sale transactions. If Dianthus raises capital through collaborations, partnerships, and other similar arrangements with third parties, it may be required to grant rights to develop and market product candidates that Dianthus would otherwise prefer to develop and market themselves. Dianthus may be unable to raise additional capital from these sources on favorable terms, or at all. Dianthus’ ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from recent bank failures, other general macroeconomic conditions (including the ongoing COVID-19 pandemic) and otherwise. The failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on Dianthus’ business, results of operations or financial condition, including requiring Dianthus to delay, reduce or curtail its research, product development or future commercialization efforts. Dianthus may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than Dianthus would otherwise choose. Management cannot provide assurance that Dianthus will ever generate positive cash flow from operating activities.

Since its inception, Dianthus has funded its operations primarily with outside capital (i.e., proceeds from the sale of preferred stock) and has raised aggregate gross proceeds of $121.5 million from these private placements. However, Dianthus has incurred significant recurring losses. Dianthus had an accumulated deficit of $45.9 million as of December 31, 2022. As of December 31, 2022, Dianthus had cash, cash equivalents and short-term investments of $75.5 million. In order to continue its operations, Dianthus must achieve profitable operations and/or obtain additional equity or debt financing. Until Dianthus achieves profitability, management plans to fund its operations and capital expenditures with cash on hand and issuance of capital stock including any proceeds from the Dianthus pre-closing financing. Dianthus may not be successful in raising additional capital and such capital, if available, may not be on terms that are acceptable to Dianthus.

Immediately prior to the merger, Dianthus expects to receive gross proceeds of approximately $70.0 million from the Dianthus pre-closing financing. Upon the closing of the merger, Dianthus expects to incur additional costs associated with operating as a public company. In addition, Dianthus anticipates that it will need substantial additional funding in connection with its continuing operations. Management based projections of operating capital requirements on Dianthus’ current operating plan, which includes several assumptions that may prove to be incorrect, and Dianthus may use all of its available capital resources sooner than management expects.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, Dianthus is unable to estimate the exact amount and timing of its capital requirements. Dianthus’ future funding requirements will depend on many factors, including:

•	the scope, timing, progress, results, and costs of researching and developing DNTH103, and conducting larger and later-stage clinical trials;

•	the scope, timing, progress, results, and costs of researching and developing other product candidates that Dianthus may pursue;

•	the costs, timing, and outcome of regulatory review of Dianthus’ product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing, and distribution, for any of Dianthus’ product candidates for which it receives marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the revenue, if any, received from commercial sale of Dianthus’ products, should any of product candidates receive marketing approval;

•	the cost and timing of attracting, hiring, and retaining skilled personnel to support Dianthus’ operations and continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Dianthus’ intellectual property rights and defending intellectual property-related claims;

•

Dianthus’ ability to establish, maintain, and derive value from collaborations, partnerships or other marketing, distribution, licensing, or other strategic arrangements with third parties on favorable terms, if at all;

•	the extent to which Dianthus acquires or in-licenses other product candidates and technologies, if any; and

•	the costs associated with operating as a public company.

A change in the outcome of any of these or other factors with respect to the development of any of Dianthus’ product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, Dianthus’ operating plans may change in the future, and Dianthus may need additional capital to meet the capital requirements associated with such operating plans.

Cash Flows

The following table summarizes Dianthus’ cash flows for the periods indicated:

	Years Ended December 31,
	2022	2021
	(in thousands)
Cash flows used in operating activities	$(29,070)	$(9,904)
Cash flows used in investing activities	(59,819)	(33)
Cash flows provided by financing activities	96,676	14,912

Increase in cash, cash equivalents and restricted cash	$7,787	$4,975

Cash Flows from Operating Activities

For the year ended December 31, 2022, net cash used in operating activities consisted of a net loss of $28.5 million and an increase in net operating assets and liabilities of $1.7 million, partially offset by net non-cash operating expenses of $1.1 million. The increase in net operating assets and liabilities was primary attributable to an increase in receivable from related party of $4.2 million, an increase in prepaid expenses and other current assets of $0.7 million, partially offset by increases in accounts payable, accrued expenses and lease liabilities of $2.3 million and deferred revenue of $0.9 million. The non-cash operating expenses consisted mainly of stock-based compensation expense of $1.5 million and amortization of right-of-use lease assets of $0.1 million, partially offset by accretion on short-term investments of $0.6 million.

For the year ended December 31, 2021, cash used in operating activities consisted of a net loss of $13.1 million, partially offset by a decrease in net operating assets and liabilities of $3.1 million. The decrease in net operating assets and liabilities was primarily due to an increase in accounts payable and accrued expenses of $4.9 million, partially offset by increases in receivable from related party of $0.5 million, unbilled receivable from related party of $1.0 million and prepaid expenses and other current assets of $0.3 million.

Cash Flows from Investing Activities

For the year ended December 31, 2022, net cash used in investing activities consisted of $61.7 million of purchases of short-term investments and $0.1 million of capital expenditures, partially offset by $2.0 million of proceeds from the maturity of short-term investments.

For the year ended December 31, 2021, net cash used in investing activities consisted of $33,000 of capital expenditures.

Cash Flows from Financing Activities

For the year ended December 31, 2022, net cash provided by financing activities consisted of $96.7 million of net proceeds from the issuance of the Dianthus Series A convertible preferred stock.

For the year ended December 31, 2021, net cash provided by financing activities consisted of $14.9 million of net proceeds from the issuance of the Dianthus Series Seed 2 convertible preferred stock.

Contractual Obligations and Commitments

Lease Obligations

Dianthus leases space under operating leases agreements for administrative offices in New York, New York, and Waltham, Massachusetts, which expire in August 2025 and January 2025, respectively.

The following table summarizes Dianthus’ contractual obligations and commitments as of December 31, 2022 (in millions):

	Payments Due by Period
	2023	2024	2025	Total
Operating lease obligation	$0.4	$0.4	$0.2	$1.0

Research and Development and Manufacturing Agreements

Dianthus enters into agreements with certain vendors for the provision of goods and services, which includes manufacturing services with CDMOs and development and clinical trial services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not separately presented.

License and Collaboration Agreements

In August 2019, Dianthus entered into a license agreement with Alloy Therapeutics, LLC (“Alloy”), for (i) a worldwide, non-exclusive license to use the Alloy technology solely to generate Alloy antibodies and platform assisted antibodies for internal, non-clinical research purposes, and (ii) with respect to Alloy antibodies and platform assisted antibodies that are selected by Dianthus for inclusion into a partnered antibody program, a worldwide, assignable license to make, have made, use, offer for sale, sell, import, develop, manufacture, and commercialize products comprising partnered antibody programs selected from Alloy antibodies and platform assisted antibodies in any field of use. The license agreement was amended in October 2022. In addition to annual license fees, Dianthus is obligated to pay development and commercial milestone payments up to $12.8 million for the first selected antibody and up to $18.1 million for the second selected antibody.

In September 2022, Dianthus entered into a commercial platform license agreement and services agreement with Crystal Bioscience, Inc. (“Crystal”) and OmniAb, Inc. (“OmniAb”), for (i) a worldwide, non-exclusive, non-sublicensable license under the Crystal technology to use chicken animals for generation of OmniAb Antibodies for research purposes and (ii) a worldwide, non-exclusive license under the OmniAb technology to use rodent animals for generation of OmniAb Antibodies for research purposes. In addition to annual license fees, Dianthus is obligated to pay development milestones payments up to $12.2 million and to pay royalties in the low to mid-single digits.

In July 2020, Dianthus entered into a collaborative research agreement with IONTAS Limited (“IONTAS”) to perform certain milestone-based research and development activities under its first development program. This agreement was amended in January 2023 to extend services to additional development programs. Dianthus is obligated to pay development and commercial milestone payments up to £5.4 million with the first development program and up to £2.5 million with the second development program.

Off-Balance Sheet Arrangements

Dianthus currently does not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

Dianthus’ financial statements are prepared in accordance with GAAP. The preparation of the financial statements and related disclosures requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in Dianthus’ financial statements. Dianthus bases its estimates on historical experience, known trends and events and various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates estimates and assumptions on a periodic basis. Dianthus’ actual results may differ from these estimates.

While Dianthus’ significant accounting policies are described in more detail in the Note 2 to the financial statements for the years ended December 31, 2022 and 2021, appearing elsewhere in this proxy statement/prospectus, management believes that the following accounting policies are critical to understanding Dianthus’ historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of the financial statements.

Research and Development Expenses

Research and development expenses are recorded as an expense, as incurred. Research and development expenses consists of (i) costs to engage contractors who specialize in the development activities of Dianthus; (ii) external research and development costs incurred under arrangements with third parties, such as contract research organizations and consultants; and (iii) costs associated with preclinical and clinical activities and regulatory operations.

Dianthus enters consulting, research, and other agreements with commercial firms, researchers, and others for the provision of goods and services. Under such agreements, Dianthus may pay for services on a monthly, quarterly, project or other basis. Such arrangements are generally cancellable upon reasonable notice and payment of costs incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided to Dianthus by its service providers or its estimate of the level of service that has been performed at each reporting date, whereas payments are dictated by the terms of each agreement. As such, depending on the timing of payment relative to the receipt of goods or services, Dianthus may record either prepaid expenses or accrued services. These costs consist of direct and indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on Dianthus’ behalf.

Management makes estimates of Dianthus’ accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to management at that time. There may also be instances in which payments made to Dianthus’ vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing expenses, management estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, management adjusts the accrual or the amount of prepaid expenses accordingly. Although Dianthus does not expect its estimates to be materially different from amounts actually incurred, management’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to Dianthus’ prior estimates of accrued research and development expenses.

Stock-Based Compensation

Dianthus accounts for stock-based compensation awards in accordance with ASC Topic 718, Compensation —Stock Compensation, (“ASC 718”). ASC 718 requires all stock-based payments, including grants of stock options and restricted stock, to be recognized in the statements of operations and comprehensive loss based on their fair values. All of Dianthus’ stock option awards are subject only to service-based vesting conditions. Management estimates the fair value of Dianthus’ stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the fair value of the common stock, (b) the expected stock price volatility, (c) the calculation of expected term of the award, (d) the risk-free interest rate and (e) expected dividends. Management estimates the fair value of the restricted stock awards using the fair value of the Dianthus’ common stock. Forfeitures are recognized as they are incurred.

Management utilizes estimates and assumptions in determining the fair value of Dianthus’ common stock, including stock-based awards. Dianthus granted stock options at exercise prices that represented the fair value of its common stock on the specific grant dates. Dianthus utilized valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require management’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which Dianthus sold shares of convertible preferred stock, the superior rights and preferences of the convertible preferred stock senior to its common stock at the time, and a probability analysis of various liquidity events, such as a public offering or a sale of Dianthus, under differing scenarios. Changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Due to the lack of a historical public market for the trading of Dianthus’ common stock and a lack of company-specific historical and implied volatility data, management based its estimate of expected volatility on the historical volatility of a representative group of companies with similar characteristics to Dianthus’, including stage of product development and life science industry focus. Dianthus believes the group selected has sufficiently similar economic and industry characteristics and includes companies that are most representative of Dianthus.

Management uses the simplified method, as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term. The risk-free interest rate is based on observed interest rates appropriate for the term of the awards. The dividend yield assumption is based on history and expectation of paying no dividends.

Compensation expense related to stock-based awards is calculated on a straight-line basis by recognizing the grant date fair value, over the associated service period of the award, which is generally the vesting term.

Revenue Recognition—Zenas Agreements

Management analyzed the Zenas Agreements pursuant to ASC 606. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. As part of the accounting for contracts with customers, management develops assumptions that require judgment to determine whether promised goods and services represent distinct performance obligations and the standalone selling price for each performance obligation identified in the contract. This evaluation is subjective and requires Dianthus to make judgments about the promised goods and services and whether those goods and services are separable from other aspects of the contract. Further, determining the standalone selling price for performance obligations requires significant judgment, and when an observable price of a promised good or service is not readily available, Dianthus considers relevant assumptions to estimate the standalone selling price, including, as applicable, market conditions, development timelines, probabilities of technical and regulatory success and forecasted revenues.

Management evaluates the performance obligations promised in the contract that are based on goods and services that will be transferred to the customer and determine whether those obligations are both (i) capable of being distinct and (ii) distinct in the context of the contract. Goods or services that meet these criteria are considered distinct performance obligations. Management estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, management evaluates the amount of potential transaction price and the likelihood that the transaction price will be received. Dianthus utilizes either the most likely amount method or expected value method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration that is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

Dianthus applies judgment in determining whether a combined performance obligation is satisfied at a point in time or over time, and, if over time, concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Dianthus evaluates the measure of progress each reporting period and, as estimates related to the measure of progress change, related revenue recognition is adjusted accordingly. Changes in the estimated measure of progress are accounted for prospectively as a change in accounting estimate.

When two or more contracts are entered into with the same customer at or near the same time, Dianthus evaluates the contracts to determine whether the contracts should be accounted for as a single arrangement. Contracts are combined and accounted for as a single arrangement if one or more of the following criteria are met: (i) the contracts are negotiated as a package with a single commercial objective; (ii) the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or (iii) the goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

Because the Zenas Agreements were negotiated with a single commercial objective, they are treated as a combined contract for accounting purposes. Dianthus assessed the Zenas Agreements in accordance with ASC 606 and concluded that it represents a contract with a customer and is within the scope of ASC 606. Dianthus determined that there is one combined performance obligation that consists of the license and data transfer, the research and development services, and the participation in the joint steering committee. Dianthus determined that Zenas BioPharma’s right to exercise an option with respect to a second antibody sequence does not represent a material right.

Dianthus determined that the combined performance obligation is satisfied over time; therefore, Dianthus will recognize the transaction price from the license agreement over Dianthus’ estimated period to complete its activities. Dianthus concluded that it will utilize a cost-based input method to measure its progress toward completion of its performance obligation and to calculate the corresponding amount of revenue to recognize each period. Dianthus believes this is the best measure of progress because other measures do not reflect how Dianthus transfers its performance obligation to Zenas Biopharma. In applying the cost-based input method of revenue recognition, Dianthus uses actual costs incurred relative to budgeted costs expected to be incurred for the combined performance obligation. These costs consist primarily of third-party contract costs. Revenue will be recognized based on the level of costs incurred relative to the total budgeted costs for the performance obligations. A cost-based input method of revenue recognition requires management to make estimates of costs to complete Dianthus’ performance obligation. In making such estimates, judgment is required to evaluate assumptions related to cost estimates. Dianthus will re-evaluate the estimate of expected costs to satisfy the performance obligation each reporting period and will make adjustments for any significant changes.

Upfront payments and fees are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until Dianthus performs its obligations under these arrangements. Where applicable, amounts are recorded as unbilled revenue when Dianthus’ right to consideration is unconditional. Dianthus does not assess whether a contract with a customer has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

The combined company’s board of directors will initially be fixed at eight members, consisting of (i) six current Dianthus board members, namely Marino Garcia, Tomas Kiselak, Lei Meng, Leon O. Moulder, Jr., Paula Soteropoulos and Jonathan Violin, and (ii) two current Magenta board members, namely Alison F. Lawton and Anne McGeorge. The staggered structure of the current Magenta board of directors will remain in place for the combined company following the completion of the merger. The Magenta board of directors has determined that each of the directors other than                 ,                and                meet the Nasdaq independence requirements.

The following table sets forth the name, age and position of each of the individuals who are expected to serve as executives and directors of the combined company as of May 9, 2023:

Name	Age	Position
Executive Officers:
Marino Garcia	56	President, Chief Executive Officer and Director
Ryan Savitz	34	Chief Financial Officer
Simrat Randhawa, M.D.	54	Chief Medical Officer
Edward Carr	54	Chief Accounting Officer
Non-Employee Directors:
Leon O. Moulder, Jr.	65	Director and Chair of the Board
Tomas Kiselak	36	Director
Lei Meng	50	Director
Paula Soteropoulos	55	Director
Jonathan Violin	47	Director
Alison F. Lawton	61	Director
Anne McGeorge	62	Director

Each executive officer will serve at the discretion of the combined company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers.

All of Magenta’s current directors, other than Alison F. Lawton and Anne McGeorge, are expected to resign from their positions as directors of Magenta, effective as of the Effective Time.

Executive Officers

Marino Garcia. Mr. Garcia has served as President and Chief Executive Officer of Dianthus and as a member of its board of directors since November 2021. Prior to joining Dianthus, Mr. Garcia served as Senior Vice President, Corporate and Business Development at Zealand Pharma from October 2018 to October 2021. Mr. Garcia previously served as Executive Vice President, Chief Strategy Officer at Synergy Pharmaceuticals from March 2016 to September 2018 and was the Senior Vice President for Corporate Development for the two preceding years. Prior to Synergy, Mr. Garcia served as Vice President, US Commercial Operations and Global New Product Development at Aspreva, a company collaborating with Roche to develop CellCept (myocophenolate mofetil) for a range of autoimmune diseases, including Lupus Nephritis, Myasthenia Gravis, and Pemphigus Vulgaris. Prior to joining Aspreva, Mr. Garcia served in various roles at large multinational biopharmaceutical companies, including Merck Pharmaceuticals, Pfizer Pharmaceuticals and Eli Lilly and Co. Mr. Garcia received his M.B.A. from the Ivey Business School at Western University in London, Ontario and his Bachelor of Commerce from Concordia University in Montreal, Quebec. Dianthus believes Mr. Garcia is qualified to serve on the board of directors of the combined company because of his significant operational and senior management experience in the biopharmaceutical industry.

Ryan Savitz. Mr. Savitz has served as Chief Financial Officer of Dianthus since June 2022. He most recently served as Managing Director in Citigroup’s Healthcare Investment Banking division where he was employed from June 2010 to June 2022 and focused on advising biopharma companies on private and public capital raising, partnering, and mergers and acquisitions. Prior to becoming Managing Director, he held positions of increasing responsibility all within the Healthcare Investment Banking division at Citigroup. Mr. Savitz received his Bachelor of Science in Finance from the Pennsylvania State University.

Simrat Randhawa, M.D. Dr. Randhawa has served as Chief Medical Officer of Dianthus since April 2022. Dr. Randhawa most recently served as Senior Vice President of Clinical and Medical Affairs at Aurinia Pharmaceuticals from February 2017 to April 2022, an autoimmune-focused company, where he supported the clinical development of voclosporin. Dr. Randhawa has held a number of senior commercial and medical leadership roles in the autoimmune and rare disease spaces within large pharma and biotech companies such as Novartis and Biomarin. Previously, he supported business development opportunities and integration needs in the health care sector while at McKinsey Consulting. Dr. Randhawa completed his M.D. at Drexel University and received his M.B.A. from Columbia University.

Edward Carr. Mr. Carr has served as Chief Accounting Officer of Dianthus since April 2022. Prior to Dianthus, Mr. Carr served as Chief Financial Officer of Abeona Therapeutics, a publicly traded, clinical stage biotechnology company, from August 2021 to March 2022 and as its Chief Accounting Officer from November 2018 to August 2021. Prior to Abeona, Mr. Carr served as Assistant Controller at Coty Inc., a multi-billion dollar, publicly traded manufacturing company from October 2017 to November 2018 and as Chief Accounting Officer at Foster Wheeler AG, a multi-billion dollar, publicly traded engineering and construction company from April 2007 to March 2017. Mr. Carr, who is a Certified Public Accountant, began his career at Ernst & Young LLP. He received his Master of Professional Accountancy and Bachelor of Business Administration from West Virginia University.

Non-Employee Directors

Leon O. Moulder, Jr. Mr. Moulder has served as a member of board of directors of Dianthus since July 2019. Mr. Moulder is Managing Member of Tellus BioVentures, LLC, a life science investment fund he founded in March 2019. From May 2010 to January 2019, Mr. Moulder was the co-founder, Chief Executive Officer and a member of the board of directors of TESARO, Inc., a public biopharmaceutical company that was acquired by GlaxoSmithKline plc. From April 2009 to January 2010, Mr. Moulder served as Vice Chairman of the board of directors, President and Chief Executive Officer of Abraxis BioScience, Inc., a biotechnology company. Before that, Mr. Moulder served as Vice Chairman of Eisai Corporation of North America, a pharmaceutical company and wholly owned subsidiary of Eisai Co., Ltd., from January 2008 until January 2009, following Eisai Co., Ltd.’s acquisition of MGI PHARMA, Inc., in January 2008. Mr. Moulder served as President and Chief Executive Officer and as a member of the board of directors of MGI PHARMA, Inc. from May 2003 to January 2008. Mr. Moulder serves as a board director for Zai Lab Ltd. (ZLAB), Trevena, Inc. (TRVN), Helsinn Group and several privately held Tellus BioVenture portfolio companies. Mr. Moulder earned a B.S. in pharmacy from Temple University and a M.B.A. from the University of Chicago. Mr. Moulder is a Trustee of Temple University and a council member for the University of Chicago Booth School of Business. Dianthus believes Mr. Moulder is qualified to serve on the board of directors of the combined company because of his significant operational and senior management experience in the biopharmaceutical industry, as well as his extensive experience as a director on public and private boards in the industry.

Tomas Kiselak. Mr. Kiselak has served as a member of board of directors of Dianthus since May 2021. Mr. Kiselak is a Managing Member at Fairmount Funds Management LLC, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Kiselak was a managing director at RA Capital Management, LLC, a healthcare and life science investment firm. Mr. Kiselak has served as the Chairman of the board of Viridian Therapeutics, Inc. (“Viridian”) (Nasdaq: VRDN) since June 2021 and a member of the Viridian board of directors since October 2020. Mr. Kiselak also serves as a director for several private companies. He received a bachelor’s degree in Neuroscience and Economics from Amherst College. Dianthus believes Mr. Kiselak is qualified to serve on the board of directors of the combined company because of his experience advising biotechnology companies and as a manager of funds specializing in the area of life sciences.

Lei Meng. Ms. Meng has served as a member of board of directors of Dianthus since April 2022 and has served as Senior Therapeutics Analyst on the private investment team of Avidity Partners since January 2021. Prior to Avidity, Ms. Meng was the Vice President of Marketing Analytics and Business Development and Licensing Commercial Assessments for Allergan from March 2017 to October 2020. Prior to becoming Vice President, she held positions of increasing responsibility at Allergan Prior to Allergan, Ms. Meng was a therapeutics analyst investing in public life science companies at Samlyn Capital. She received her M.B.A from INSEAD, a Masters in Organic Chemistry from Harvard University and her Bachelors in Biochemistry from Barnard College. Dianthus believes Ms. Meng is qualified to serve on the board of directors of the combined company because of her extensive experience as an operator in the pharmaceutical and biotechnology industry and as an investor in life science companies.

Paula Soteropoulos. Ms. Soteropoulos has served as a member of board of directors of Dianthus since April 2022. Ms. Soteropoulos currently serves as the Chairman of the board of Ensoma, a private venture-backed company, where she began as founding Executive Chairman in March 2020. Since November 2020, she has served on the Board of Directors of Rallybio Corporation (Nasdaq: RLYB). Since July 2013, she has served on the board of directors of uniQure. Since January 2023, she also has served as a Venture Partner to 5AM Ventures. From January 2015 through September 2019, she served as President and Chief Executive Officer of Akcea Therapeutics (Nasdaq: AKCA). From July 2013 to December 2014, she served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc. Prior to this, Ms. Soteropoulos worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos holds a Bachelor of Science degree in chemical engineering and a Master of Science degree in chemical and biochemical engineering, both from Tufts University, and holds an executive management certificate from the University of Virginia, Darden Graduate School of Business Administration. Ms. Soteropoulos serves on the Advisory Board for the Chemical and Biological Engineering Department of Tufts University. Dianthus believes Ms. Soteropoulos is qualified to serve on the board of directors of the combined company because of her experience advising biotechnology companies in the areas of drug development, global commercialization and manufacturing.

Jonathan Violin, Ph.D. Dr. Violin co-founded Dianthus in July 2019 and has served on its board of directors since inception. Dr. Violin served as President, Chief Executive Officer and member of the Board of Viridian Therapeutics, Inc. (Nasdaq: VRDN) from January 2021 to February 2023, and he previously served as President and Chief Operating Officer of Viridian from October 2020 until January 2021. He was the Co-Founder of Viridian’s predecessor and led its operations from April 2020 to its acquisition. Dr. Violin also co-founded Quellis Biosciences, Inc., a biotechnology company (acquired by Astria Therapeutics, Inc. (Nasdaq: ATXS), formerly Catabasis Pharmaceuticals, Inc.), in 2018 and since January 2021, has served on the Astria Therapeutics board of directors. Prior to that, he co-founded and helped lead Trevena Inc. (Nasdaq: TRVN), a biotechnology company, in various roles from 2008 until November 2018, including most recently as Senior Vice President, Scientific Affairs and Investor Relations Officer. Dr. Violin received a Ph.D. from the Department of Pharmacology in the Biomedical Sciences Program at the University of California, San Diego, a M.B.A. with a concentration in Health Sector Management from the Fuqua School of Business at Duke University, and a B.S. in Chemical Pharmacology from Duke University. Dianthus believes Dr. Violin is qualified to serve on the board of directors of the combined company because of his extensive experience and innovations in the field of biotechnology and his academic expertise and accomplishments.

Alison F. Lawton. Ms. Lawton has served as a member of Magenta’s board of directors since December 2020 and the Chair of Magenta’s board of directors since August 2021. Ms. Lawton is an executive leader with more than 30 years of experience in biopharma. She served as President and Chief Executive Officer of Kaleido

Biosciences, Inc. from August 2018 to June 2020, and served as President and Chief Operating Officer from December 2017 to August 2018. Prior to joining Kaleido Biosciences, Inc., Ms. Lawton served as Chief Operating Officer at Aura Biosciences, Inc., an oncology therapeutics company, from January 2015 until December 2017, and, prior to joining Aura, served as a consultant to Aura from March 2014 to December 2014. From January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer at OvaScience Inc., a life sciences company. From 2014 to 2017, Ms. Lawton served as a biotech consultant for various companies, including as Chief Operating Officer consultant at X4 Pharmaceuticals. Prior to that, Ms. Lawton spent more than 20 years in various positions of increasing responsibility including Senior Vice President and General Manager of Biosurgery and prior, Senior Vice President of Market Access at Genzyme Corporation, a global biopharmaceutical company, and subsequently at Sanofi S.A., also a global biopharmaceutical company, following the acquisition of Genzyme by Sanofi in 2011. Additionally, Ms. Lawton previously served two terms as the industry representative on the U.S. Food & Drug Administration’s Cell & Gene Therapy Advisory Committee and as Chairman of the Board of the Regulatory Affairs Professional Society. Ms. Lawton currently serves on the board of directors of ProQR Therapeutics N.V., X4 Pharmaceuticals Inc. and Aeglea Biotherapeutics Inc. and the private companies SwanBio Therapeutics, Inc. and AgBiome, LLC. Ms. Lawton previously served on the boards of directors of Kaleido Biosciences Inc. from August 2018 to October 2020, Verastem, Inc. from November 2012 to May 2020, CoLucid Pharmaceuticals, Inc. from March 2016 until its acquisition by Eli Lilly in March 2017, and Cubist Pharmaceuticals, Inc. from February 2012 to December 2014 prior to its acquisition by Merck & Co. in January 2015. Ms. Lawton holds a B.Sc. in pharmacology from Kings College, University of London. Dianthus believes that Ms. Lawton is qualified to serve on the board of directors of the combined company based on her roles on public and private boards of directors as well as her extensive experience in the life sciences industry.

Anne McGeorge. Ms. McGeorge has been a member of Magenta’s board of directors since June 2019. Ms. McGeorge has over 35 years of experience providing strategic guidance and operational oversight to health care organizations. Ms. McGeorge is on the adjunct faculty at the University of North Carolina at Chapel Hill. Ms. McGeorge is a Director at The Oncology Institute, Inc. (Nasdaq:TOI), CitiusTech, a private health care technology company, Nimbus Therapeutics, LLC, a private biotech company, CLEAR Insurance, a Cayman based captive insurance company, the National Marrow Donor Program (Be The Match), a 501(c)(3) organization, and is on the advisory board at FCA Healthcare Innovations (formerly Dioko Ventures). Prior to her retirement in July 2017, Ms. McGeorge worked at Grant Thornton LLP where she routinely advised clients on audit and financial matters relating to the healthcare industry. During her time at Grant Thornton LLP, Ms. McGeorge was Managing Partner of Grant Thornton LLP’s Health Care Industry Practice from January 2006 to July 2017 as well as Global Managing Partner for Grant Thornton International’s Health Care Industry Practice from August 2015 to July 2017. Ms. McGeorge was formerly a Partner at Deloitte & Touche LLP from 2002 to 2005 and at Arthur Andersen LLP from 1997 to 2002. Ms. McGeorge received a B.B.A., Business, Accounting from the College of William and Mary, and an M.S., Accounting/Taxation from the University of Virginia. Dianthus believes that Ms. McGeorge is qualified to serve on the board of directors of the combined company based on her extensive experience providing auditing and financial services for the healthcare industry.

Composition of the Board of Directors

Magenta’s board currently consists of eight members (with three vacancies), divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors.

Committees of the Board of Directors

Magenta’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the board of directors. Following the completion of the merger, the board will continue to have the committees. The board of directors may also establish other committees from time to time to assist the combined company and its board of directors.

Audit Committee

The primary purpose of Magenta’s audit committee is to discharge the responsibilities of the Magenta board of directors with respect to its accounting, financial, and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of Magenta’s audit committee include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of Magenta’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by Magenta’s independent registered public accounting firm;

•	reviewing the overall audit plan with Magenta’s independent registered public accounting firm and members of management responsible for preparing Magenta’s financial statements;

•

reviewing and discussing with management and Magenta’s independent registered public accounting firm Magenta’s annual and quarterly audited financial statements and related disclosures as well as critical accounting policies and practices used by Magenta;

•	coordinating the oversight and reviewing the adequacy of Magenta’s internal control over financial reporting;

•

discussing with management Magenta’s guidelines and policies that govern the process by which its exposure to risk is assessed and managed by management, including, but not limited to, risk policies and processes related to financial statements and reporting processes, information technology, regulatory, compliance and litigation risks and auditing;

•

providing oversight and guidance to management in their periodic assessment, identification and evaluation of major strategic, operational, regulatory, compliance and external risks inherent to Magenta’s business and periodically assessing the steps management has taken, or proposes to take, to minimize such risks;

•	establishing policies and procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and the independent registered public accounting firm whether Magenta’s audited financial statements shall be included in its Annual Report on Form 10-K;

•	monitoring the integrity of Magenta’s financial statements and its compliance with legal and regulatory requirements as they relate to its financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in Magenta’s annual proxy statement;

•	reviewing all transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

Following the consummation of the merger, the members of the audit committee are expected to be                  ,                  and                 .                  is expected to be the chair of the audit committee and                 is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Magenta and Dianthus believe that, following the completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The primary purpose of Magenta’s compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of Magenta’s compensation committee include:

•	annually reviewing and recommending corporate goals and objectives relevant to the compensation of Magenta’s chief executive officer to the board of directors;

•

evaluating the performance of Magenta’s chief executive officer in light of such corporate goals and objectives and recommending to the board of directors for determination the compensation of its chief executive officer;

•	reviewing and approving the compensation of Magenta’s members of senior management;

•	reviewing and establishing Magenta’s overall compensation structure, policies and programs;

•	overseeing and administering Magenta’s incentive compensation and equity-based plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving Magenta’s policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in Magenta’s Annual Report on Form 10-K and annual proxy statement;

•	reviewing and discussing with management the compensation discussion and analysis, if and when required, to be included in Magenta’s Annual Report on Form 10-K or annual proxy statement; and

•	reviewing and discussing with the board of directors the corporate succession plans for the chief executive officer and other key officers.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

Following the consummation of the merger, the members of the compensation committee are expected to be                  ,                  and                 .                 is expected to be the chair of the compensation committee. Each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Magenta and Dianthus believe that, following the completion of the merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Specific responsibilities of Magenta’s nominating and corporate governance committee include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	establishing procedures to be followed by stockholders in submitting recommendations for director candidates;

•	identifying and evaluating individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines;

•	overseeing the evaluation of the board of directors; and

•	retaining any search firm, including approving fees and terms of such retention, that is to be used by Magenta to assist in identifying director candidates.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

Following the consummation of the merger, the members of the Nominating and Corporate Governance Committee are expected to be                 ,                  and                 .                 is expected be the chair of the Nominating and Corporate Governance Committee. Magenta and Dianthus believe that, after the completion of the merger, the composition the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee following the closing of the merger will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Director Compensation

Prior to the merger, Dianthus did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors. Dianthus’ non-employee director compensation is described under “Dianthus’ Director Compensation” in this proxy statement/prospectus. Except as described below, determinations with respect to director compensation after the closing of the merger have not yet been made. In connection with closing of the merger, it is expected that the board of directors of the combined company will adopt a non-employee director compensation policy, designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors and align its directors’ interests with those of its stockholders. Employee directors will not receive additional compensation for their services as directors. Each director who is not an employee will be paid cash compensation as set forth below for serving on the board of directors of the combined company, with such compensation paid in arrears in four equal quarterly installments pro-rated based on the number of actual days served by the director during such calendar quarter:

Annual Retainer
Board of Directors:
All non-employee members	$
Additional retainer for Non-Executive Chair of the Board	$
Audit Committee:
Chair	$
Members	$
Compensation Committee:
Chair	$
Members	$
Nominating and Corporate Governance Committee:
Chair	$
Members	$
R&D Committee:
Chair	$
Members	$

In addition, each non-employee elected or appointed to the board of directors of the combined company will be granted an initial stock option award and an annual stock option award, the amount and terms of which have not yet been determined.

The combined company will also reimburse its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending the board of director and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Dianthus’ and Magenta’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Dianthus Executive Compensation” and “Magenta Executive Compensation,” the following is a description of each transaction involving Magenta since January 1, 2021, each transaction involving Dianthus since January 1, 2021 and each currently proposed transaction in which:

•	either Dianthus or Magenta has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Dianthus’ or Magenta’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of Dianthus’ or Magenta’s directors, executive officers or holders of more than 5% of Dianthus’ or Magenta’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Magenta Transactions

As a smaller reporting company, SEC rules require Magenta to disclose any transaction for the last two completed fiscal years or any currently proposed transaction in which Magenta is a participant and in which any related person has or will have a direct or indirect material interest involving an amount in excess of $120,000 or 1% of the average of Magenta’s total assets at year-end for the last two fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of Magenta’s Common Stock or an immediate family member of any of those persons.

Other than the compensation agreements and other arrangements described under “Magenta’s Executive Compensation” and “Magenta’s Director Compensation” in this proxy statement/prospectus and the transactions described below, since January 1, 2021, there has not been and there is not currently proposed, any transaction or series of similar transactions to which Magenta were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of Magenta’s total assets amounts at December 31, 2021 and 2022) and in which any director, executive officer, holder of five percent or more of any class of Magenta’s capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Collaboration and Advisory Services

During the years ended December 31, 2021 and 2022, Magenta made payments for advisory and related services from Be the Match BioTherapies Collection Services, LLC (f/k/a Be the Match BioTherapies, LLC) (“BTMB”) and its affiliates, including National Marrow Donor Program (“NMDP”) in the amount of $495,049 and $497,858, respectively. Magenta had collaboration agreements with NMDP (as successor in interest to BTMB) which expired in December 2022, and research agreements in 2018 and 2020 with an affiliated organization, Center for International Blood and Marrow Transplant Research for work that has been completed. In addition, in June 2020, Magenta entered into a clinical collaboration agreement with NMDP/Be The Match to evaluate the potential utility of MGTA-145 for mobilizing and collecting hematopoietic stem cells from donors in a single day and then using them for allogeneic transplant in patients. Under the terms of this agreement, Magenta was obligated to fund up to 50% of NMDP/Be The Match clinical trial costs and provide the trial drugs to be included in research and development expense. The clinical collaboration was discontinued in the first quarter of 2023. Amy Lynn Ronneberg was formerly the president of BTMB, and she is the Chief Executive Officer of NMDP and a member of Magenta’s board of directors. These fees were paid to BTMB and its affiliates pursuant to the aforementioned agreements in amounts mutually agreed upon in advance by Magenta and BTMB. None of these fees were paid directly to Ms. Ronneberg. The fees paid to BTMB did not exceed 5% of the consolidated gross revenue of BTMB (or NMDP) during fiscal years 2021 and 2022.

ImmunoGen

Dr. Michael Vasconcelles joined Magenta’s board of directors on August 15, 2022, and he joined ImmunoGen as Executive Vice President of Research, Development, and Medical Affairs on December 29, 2022. During the years ended December 31, 2021 and 2022, Magenta made payments of approximately $1.6 million and $4.5 million, respectively, to ImmunoGen pursuant to a license agreement. None of these fees were paid directly to Dr. Vasconcelles. The fees paid to ImmunoGen did not exceed 5% of the consolidated gross revenue of ImmunoGen during fiscal years 2022 and 2021.

Indemnification Agreements

Magenta has entered into agreements, and in the future plans to enter into, agreements to indemnify its directors and executive officers. These agreements, among other things, require Magenta to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Magenta’s right, on account of any services undertaken by such person on behalf of Magenta or that person’s status as a member of Magenta’s board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Magenta’s board of directors adopted a written related person transactions policy providing that transactions with its directors, officers and holders of 5% or more of its voting securities and their affiliates must be approved by Magenta’s audit committee. This policy became effective on June 20, 2018. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between Magenta and related persons and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of Magenta’s common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

As appropriate for the circumstances, Magenta’s audit committee will review and consider among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to Magenta than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the related person transaction.

Dianthus Transactions

The following is a summary of each transaction or series of similar transactions since January 1, 2021 or any currently proposed transaction, to which Dianthus was or is a party in which:

•	the amount involved in the transaction exceeds or will exceed the lesser of $120,000 or 1% of the average of Dianthus’ total assets for the last two completed fiscal years; and

•

any of Dianthus’ executive officers, directors or holders of more than 5% of any class of Dianthus’ capital stock or an affiliate or immediate family member of the foregoing persons had or will have a direct or indirect material interest.

Compensation arrangements for Dianthus’ named executive officers and directors are described elsewhere in this proxy statement/prospectus under “Dianthus Executive Compensation” and “Dianthus Director Compensation.”

Private Placements of Securities

Series Seed-2 Preferred Stock Financing

In May 2021, Dianthus completed a preferred stock financing and issued and sold an aggregate of 3,829,265 shares of Series Seed-2 Preferred Stock at a purchase price of $3.9172 per share for aggregate gross proceeds of approximately $15 million. The following table summarizes purchases of Dianthus’ Series Seed-2 preferred stock by related persons:

Participant	Shares of Series Seed 2 Preferred Stock	Total Cash Purchase Price ($)
Entities affiliated with Fairmount	1,531,706	$6,000,000
Entities affiliated with Venrock	1,531,706	$6,000,000
Tellus BioVentures, LLC	765,853	$2,999,999

Series A Preferred Stock Financing

In April 2022, Dianthus completed a preferred stock financing and issued and sold an aggregate of 23,007,017 shares of Series A Preferred Stock at a purchase price of $4.3465 per share for aggregate gross proceeds of approximately $100 million. The following table summarizes purchases of Dianthus’ Series A Preferred Stock by related persons:

Participant	Shares of Series A Preferred Stock	Total Cash Purchase Price ($)
Entities affiliated with 5AM	5,751,753	$24,999,994
Entities affiliated with Avidity	4,601,403	$19,999,998
Entities affiliated with Fairmount	3,451,051	$14,999,993
Entities affiliated with Fidelity	5,602,210	$24,350,006
Entities affiliated with Venrock	1,610,490	$6,999,995
Tellus BioVentures, LLC	264,583	$1,150,010
Christopher J. Moulder and Meghan M. Moulder(1)	57,517	$249,998
Lauren E. Bartlett(2)	57,517	$249,998

(1)	Christopher J. Moulder and Meghan M. Moulder are immediate family members of Leon O. Moulder, Jr., director and chair of Dianthus.
(2)	Lauren E. Bartlett is an immediate family members of Leon O. Moulder, Jr., director and chair of Dianthus.

Dianthus Pre-Closing Financing

On May 2, 2023, in connection with the execution of the Merger Agreement, Dianthus entered into subscription agreements with certain investors to consummate the Dianthus pre-closing financing. Pursuant to the subscription agreements, the investors agreed to purchase an aggregate of 12,493,466 shares of Dianthus common stock and 1,199,000 pre-funded warrants of Dianthus, at a price of $5.1123 per share or warrant, respectively, for aggregate gross proceeds of approximately $70 million. The closing of the Dianthus pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the merger as well as certain other conditions. Six of the investors or their affiliates are beneficial holders of more than 5% of Dianthus’ capital stock, and the table below sets forth the number of shares of Dianthus common stock expected to be purchased by such holders at the closing of the Dianthus pre-closing financing:

Participant	Shares of Dianthus Common Stock	Pre-funded Warrants of Dianthus	Total Purchase Price ($)
5AM Ventures VII, L.P.	757,066	1,199,000	$9,998,797
Entities affiliated with Avidity	978,033	—	$4,999,998
Entities affiliated with Fairmount	3,063,527	—	$15,661,669
Entities affiliated with Fidelity	4,159,575	—	$21,264,995
Entities affiliated with Venrock	1,107,460	—	$5,661,668
Tellus BioVentures, LLC	97,803	—	$499,998
Sharon Moulder Revocable Trust(1)	80,525	—	$411,668

(1)	Sharon Moulder is a trustee of the Sharon Moulder Revocable Trust and an immediate family member of Leon O. Moulder, Jr., director and chair of Dianthus.

Other Agreements with Dianthus Stockholders

In connection with Dianthus’ Series A Preferred Stock financing, Dianthus entered into amended and restated investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Dianthus preferred stock and certain holders of Dianthus common stock. These stockholder agreements will terminate upon the closing of the merger, except for, among other things, the registration rights and certain information rights granted under Dianthus’ investors’ rights agreement.

License Agreements

In September 2020, Dianthus entered into an option agreement with Zenas BioPharma (“Zenas Option”), under which it agreed to grant Zenas BioPharma an exclusive option for an exclusive license under certain patents and know-how with respect to antibody sequences generated in a research program directed towards the research of monoclonal antibody antagonists targeting certain specific complement proteins. In consideration for the option grant, Dianthus was issued Zenas BioPharma common stock equivalent to one percent of its shares outstanding prior to a Series A financing. On June 10, 2022, in connection with Zenas BioPharma’s exercise of its option, Dianthus entered into a license agreement with Zenas BioPharma (the “Zenas License Agreement,” and together with the Zenas Option, the “Zenas Agreements”), under which Dianthus granted Zenas BioPharma an exclusive, sublicensable license under certain patents and know-how to research, develop, manufacture, and commercialize monoclonal antibody antagonists targeting certain specific complement proteins. The Zenas Agreements were negotiated with a single commercial objective and are treated as a combined contract for accounting purposes. For the years ended December 31, 2022 and 2021, Dianthus recognized related party license revenue totaling $6.4 million and $1.5 million, respectively, associated with the Zenas Agreements. As of December 31, 2022, Dianthus recorded a related party receivable of $4.7 million, unbilled related party receivable of $0.9 million, current deferred related party revenue of $0.1 million and noncurrent deferred related party revenue of $0.8 million on its balance sheet.

The Zenas Agreements may be considered related party transactions because (i) Fairmount beneficially owns more than 5% of Dianthus capital stock, has one seat on the Dianthus board of directors and is also a 5% or greater stockholder of Zenas BioPharma and has a seat on Zenas BioPharma’s board of directors and (ii) Tellus BioVentures, LLC beneficially owns more than 5% of Dianthus capital stock, has one seat on the Dianthus board of directors and is also a 5% or greater stockholder of Zenas BioPharma and has a seat on Zenas BioPharma’s board of directors. The Zenas Agreements were negotiated on an arm’s-length basis and are market rate transactions on terms that Dianthus believes are no less favorable than would have been reached with an unrelated third party.

For additional information on the Zenas Agreements, see “Dianthus’ Business—License Agreements” and “Index to Dianthus’ Financial Statements—Notes to Financial Statements—License Revenue – Related Party”.

Promissory Notes

On March 13, 2023, Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP issued promissory notes in the aggregate principal amount of $376,770 to Dianthus at an interest rate of 4.5% per annum. On March 15, 2023, Dianthus repaid principal and interest in the amount of $376,862 to Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP in satisfaction of its obligations under the promissory notes.

Dianthus Indemnification Agreements and Insurance

Dianthus has entered into an indemnification agreement with each of its directors and purchased directors’ and officers’ liability insurance. The indemnification agreements require Dianthus to indemnify its directors to the fullest extent permitted under Delaware law.

Dianthus Policies for Approval of Related Party Transactions

Dianthus’ board of directors adopted a written related party transactions policy providing that transactions with related parties must be approved by Dianthus board of directors. This policy became effective on September 20, 2022. Pursuant to this policy, the Dianthus board of directors has the primary responsibility for reviewing and approving or disapproving related party transactions, which generally are transactions between Dianthus and related parties and in which a related party has or will have a direct or indirect material interest. Under the policy, a related party is defined as (i) any person who is or was a director or executive officer of Dianthus (ii) any holders of more than 5% beneficial ownership of Dianthus’ common stock, (iii) any person who is an employee of Dianthus or an “associate” (as provided in the certain amended and restated investors’ rights agreement with certain holders of Dianthus preferred stock and certain holders of Dianthus common stock) any such person and (iv) immediate family members of any of the foregoing.

SELECTED HISTORICAL FINANCIAL DATA AND UNAUDITED PRO

FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Selected Historical Consolidated Financial Data of Magenta

The following tables summarize Magenta’s consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2022 and 2021, and the consolidated balance sheet data as of December 31, 2022 and 2021, have been derived from the audited consolidated financial statements included in Magenta Annual Report on Form 10-K, which is incorporated herein by reference. You should read the following selected condensed consolidated financial data together with “Magenta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Magenta consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Magenta historical results are not necessarily indicative of results that should be expected in any future period.

Selected Consolidated Statement of Operations Data:

	Year Ended December 31,
	2022	2021
	(in thousands, except share and per share data)
Operating expenses
Research and development	$55,141	$46,766
General and administrative	25,761	27,926

Total operating expenses	80,902	74,692

Loss from operations	(80,902)	(74,692)
Interest and other income, net	4,440	3,556

Net loss	$(76,462)	$(71,136)

Net loss per share, basic and diluted	$(1.29)	$(1.29)

Weighted average common shares outstanding, basic and diluted	59,372,357	54,948,808

Selected Consolidated Balance Sheet Data:

	As of December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$57,626	$131,650
Marketable securities	54,415	45,276
Working capital(1)	101,053	169,830
Total assets	146,645	189,934
Total liabilities	40,687	17,262
Accumulated deficit	(402,029)	(325,567)
Total stockholders' equity	105,958	172,672

(1)	Working capital is defined as current assets less current liabilities.

Selected Historical Condensed Financial Data of Dianthus

The following tables summarize Dianthus’ financial data. The statement of operations data for the years ended December 31, 2022 and 2021, and the balance sheet data as of December 31, 2022 and 2021, have been derived from Dianthus’ audited financial statements included elsewhere in this proxy statement/prospectus. You should read the following selected financial data together with “Dianthus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Dianthus’ financial statements and related notes included elsewhere in this proxy statement/prospectus. Dianthus’ historical results are not necessarily indicative of results that should be expected in any future period.

Selected Condensed Statement of Operations Data:

	Year Ended December 31,
	2022	2021
	(in thousands, except share and per share data)
Revenues
License revenue—related party	$6,417	$1,476
Operating expenses
Research and development	29,379	12,606
General and administrative	6,743	1,956

Total operating expenses	36,122	14,562

Loss from operations	(29,705)	(13,086)
Other income/(expense)
Interest income	1,145	3
Gain/(loss) on currency exchange, net	136	(26)
Other expense	(52)	—

Total other income/(expense), net	1,229	(23)

Net loss	$(28,476)	$(13,109)

Net loss per common share, basic and diluted	$(7.10)	$(3.27)

Weighted average common shares outstanding, basic and diluted	4,009,204	4,005,704

Selected Condensed Balance Sheet Data:

	As of December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$15,365	$7,638
Short-term investments	60,125	—
Working capital(1)	73,808	4,036
Total assets	83,110	9,451
Total liabilities	9,454	5,352
Accumulated deficit	(45,868)	(17,392)
Convertible preferred stock	118,024	21,348
Total stockholders’ deficit	(44,368)	(17,249)

(1)	Working capital is defined as current assets less current liabilities.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Magenta and Dianthus

The following unaudited pro forma condensed combined financial information was prepared based on the expectation that the merger will be treated as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Dianthus is considered to be acquiring Magenta in the merger. This determination is primarily based on the expectation that, immediately following the merger: (i) Dianthus’ equity holders will own a substantial majority of the voting rights in the combined company; (ii) Dianthus’ largest stockholder will retain the largest interest in the combined company; (iii) Dianthus will designate a majority (six of eight) of the initial members of the board of directors of the combined company; (iv) Dianthus’ executive management team will become the management of the combined company.

Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of Dianthus issuing stock to acquire the net assets of Magenta, (ii) the net assets of Magenta will be recorded based on their fair value in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and marketable securities and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of the combined company prior to the merger will be those of Dianthus.

The unaudited pro forma condensed combined balance sheet assumes that the Dianthus pre-closing financing (as defined below) and the merger were consummated as of December 31, 2022, and combines the historical balance sheets of Magenta and Dianthus as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 assumes that the Dianthus pre-closing (as defined below) and the merger were consummated as of January 1, 2022, and combines the historical results of Magenta and Dianthus for the respective period presented.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. The selected unaudited pro forma condensed combined financial data as of December 31, 2022, and for the year then ended is derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations:

Year Ended December 31, 2022
(in thousands, except shares and per share data)
Revenues
License revenue—related party	$6,417
Operating expenses
Research and development	85,871
General and administrative	46,116

Total operating expenses	131,987

Loss from operations	(125,570)
Other income/(expense)
Interest and other income, net	5,585
Gain on currency exchange, net	136
Other expense	(52)

Total other income/(expense), net	5,669

Net loss	$(119,901)

Net loss per share, basic and diluted	$(0.47)

Weighted average number of common shares outstanding, basic and diluted	257,552,674

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:

December 31, 2022
(in thousands)
Cash and cash equivalents	$138,539
Short-term investments	114,540
Working capital(1)	223,959
Total assets	295,303
Total liabilities	66,591
Accumulated deficit	(60,831)
Total stockholders' equity	228,712

(1)	Working capital is defined as current assets less current liabilities.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information are based on Magenta’s historical consolidated financial statements and Dianthus’ historical financial statements as adjusted to give effect to the merger of the companies, accounted for as a reverse recapitalization, and to the issuance of shares and warrants in the Dianthus pre-closing financing (as defined below).

The Merger

On May 2, 2023, Magenta, Merger Sub, and Dianthus, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Dianthus, with Dianthus continuing as a wholly owned subsidiary of Magenta and the surviving corporation of the merger (the “merger”). The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger is completed, the business of Dianthus will continue as the business of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each share of Dianthus common stock outstanding immediately prior to the effective time, including (i) those shares of Dianthus common stock issued upon conversion of the Dianthus preferred stock, which conversion is expected to occur immediately prior to the effective time of the merger, and (ii) those shares to be issued in connection with Dianthus pre-closing financing (as defined below), will be converted into the right to receive a number of shares of Magenta common stock based on the exchange ratio calculated in accordance with the Merger Agreement (“Exchange Ratio”).

At the effective time of the merger, each person who as of immediately prior to the effective time was a stockholder of record of Magenta or had the right to receive Magenta common stock will be entitled to receive a contractual CVR issued by Magenta subject to and in accordance with the terms and conditions of the CVR Agreement, representing the contractual right to receive consideration from the post-closing combined company upon the receipt of certain proceeds from a disposition of Magenta pre-merger assets, calculated in accordance with the CVR Agreement. The unaudited pro forma condensed combined balance sheet does not reflect contingent consideration with respect to the CVRs because the value of the corresponding in-process research and development assets are expected to be de minimis.

The merger is expected to be treated as a reverse recapitalization in accordance with U.S. GAAP because on the effective date of the merger, the pre-combination assets of Magenta are expected to be primarily cash and cash equivalents and marketable securities. Dianthus concluded that any in-process research and development assets potentially remaining as of the combination would be de minimis.

Immediately after the consummation of the merger, based on the estimated Exchange Ratio as described in this proxy statement/prospectus, Dianthus securityholders would own approximately 78.7% of Magenta capital stock, and Magenta securityholders would own approximately 21.3% of Magenta capital stock, after giving effect to the Dianthus pre-closing financing (as defined below), and subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. Under certain circumstances further described in the Merger Agreement, the ownership percentages are subject to adjustment to the extent that Magenta’s net cash as of the closing is less than $59.5 million or greater than $60.5 million and to the extent there are any changes to the amount of the Dianthus pre-closing financing.

The Dianthus Pre-Closing Financing

In connection with the Merger Agreement, certain third parties have entered into a subscription agreement with Dianthus to purchase shares of Dianthus common stock, par value $0.0001 per share and, if applicable, pre-funded warrants, in the form agreed between Dianthus and the applicable purchasers (the “Pre-Funded Warrants”) to acquire that number of shares of common stock, at a per share purchase price defined in the Dianthus pre-closing financing agreement, for an aggregate purchase price of approximately $70.0 million (the “Dianthus pre-closing financing”). The Dianthus pre-closing financing is contingent on and will occur immediately prior to the closing of the merger, subject to customary closing conditions. Shares of the Dianthus common stock and Pre-Funded Warrants issued pursuant to the Dianthus pre-closing financing will be converted into shares of Magenta common stock and Magenta’s warrants, respectively, in accordance with the Exchange Ratio at the effective time.

The unaudited pro forma condensed combined balance sheet assumes that the Dianthus pre-closing financing, and the merger were consummated as of December 31, 2022, and combines the historical balance sheets of Magenta and Dianthus as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, assumes that the Dianthus pre-closing financing and the merger were consummated as of January 1, 2022, and combines the historical results of Magenta and Dianthus for the period presented.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The accounting for the merger requires the final calculation of Magenta’s net cash. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Magenta and Dianthus been a combined organization during the specified period. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Magenta and Dianthus, and each company’s respective Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Magenta may materially vary from those of Dianthus. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the merger, management will conduct a final review of Magenta accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Magenta results of operations or reclassification of assets or liabilities to conform to Dianthus’ accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

(in thousands)

	Historical		Transaction Accounting Adjustments		Pro Forma Combined Total
	Dianthus	Magenta
Assets
Current assets:
Cash and cash equivalents	$15,365	$57,626	$65,548	(a)(b)(c)	$138,539
Short-term investments	60,125	54,415	—		114,540
Receivable from related party	4,700	—	—		4,700
Unbilled receivable from related party	938	—	—		938
Prepaid expense and other current assets	905	3,561	—		4,466

Total current assets	82,033	115,602	65,548		263,183
Property and equipment, net	142	6,095	—		6,237
Right-of-use lease assets	814	23,168	—		23,982
Other assets and restricted cash	121	1,780	—		1,901

Total assets	$83,110	$146,645	$65,548		$295,303

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,167	$2,454	$—		$3,621
Accrued expense and other current liabilities	6,608	8,271	16,450	(b)(c)(i)	31,329
Current portion of deferred revenue—related party	100	—	—		100
Current portion of lease liabilities	350	3,824	—		4,174

Total current liabilities	8,225	14,549	16,450		39,224
Deferred revenue—related party	791	—	—		791
Long-term lease liabilities	438	26,138	—		26,576

Total liabilities	9,454	40,687	16,450		66,591

Convertible preferred stock	118,024	—	(118,024)	(d)	—
Stockholders’ equity (deficit):
Common stock	—	61	193	(a)(d)(f)(e)	254
Additional paid-in capital	1,661	508,107	(220,318)	(a)(c)(d)(e)(f)(h)	289,450
Accumulated other comprehensive loss	(161)	(181)	181	(e)	(161)
Accumulated deficit	(45,868)	(402,029)	387,066	(b)(e)(h)(i)	(60,831)

Total stockholders’ equity (deficit)	(44,368)	105,958	167,122		228,712

Total liabilities, convertible preferred stock and stockholders’ equity	$83,110	$146,645	$65,548		$295,303

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share data)

	Historical		Transaction Accounting Adjustments		Pro Forma Combined Total
	Dianthus	Magenta
Revenues
License revenue—related party	$6,417	$—	$—		$6,417
Operating expenses
Research and development	29,379	55,141	1,351	(b)(h)(i)	85,871
General and administrative	6,743	25,761	13,612	(b)(h)(i)	46,116

Total operating expenses	36,122	80,902	14,963		131,987

Loss from operations	(29,705)	(80,902)	(14,963)		(125,570)
Interest and other income, net	1,145	4,440	—		5,585
Gain on currency exchange, net	136	—	—		136
Other expense	(52)	—	—		(52)

Total other income/(expense), net	1,229	4,440	—		5,669

Net loss	$(28,476)	$(76,462)	$(14,963)		$(119,901)

Net loss per share, basic and diluted	$(7.10)	$(1.29)			$(0.47)

Weighted average common shares outstanding, basic and diluted	4,009,204	59,372,357		(g)	257,552,674

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

Description of the merger

On May 2, 2023, Magenta entered into the Merger Agreement with Dianthus and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Magenta, with Dianthus surviving the merger as a wholly-owned subsidiary of Magenta. Following the merger, the combined company will change its name to Dianthus Therapeutics, Inc.

Subject to the terms and conditions set forth in the Merger Agreement, Dianthus stockholders will receive a number of shares of Magenta common stock to be determined at the closing of the merger based on the Exchange Ratio.

At the effective time of the merger, each share of Dianthus common stock outstanding immediately prior to the effective time, including (i) those shares of Dianthus common stock issued upon conversion of the Dianthus preferred stock, which conversion is expected to occur immediately prior to the effective time of the merger, and (ii) those shares and Pre-Funded warrants to be issued in connection with Dianthus pre-closing financing, will be converted into the right to receive a number of shares of Magenta common stock and Magenta’s warrants, respectively, based on the Exchange Ratio. The Exchange Ratio is estimated to be approximately 3.88 shares of Magenta common stock for each share of Dianthus’ common stock. Under the Exchange Ratio formula in the Merger Agreement, immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares capital stock of the combined company, former Dianthus securityholders, including shares of Dianthus common stock and Dianthus pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 78.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, (a) Magenta’s net cash as of the closing being approximately $60.0 million, (b) Dianthus raising approximately $70.0 million in the Dianthus pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Magenta equal to its net cash as of the business day immediately prior to the closing date of the merger, plus $20.0 million and (d) a valuation for Dianthus equal to $225.0 million, plus the gross proceeds of the Dianthus pre-closing financing, in each case as further described in the Merger Agreement.

The percentage ownership of the combined company was derived using a stipulated value of Dianthus of approximately $295.0 million, inclusive of the Dianthus pre-closing financing, and a stipulated value of Magenta of approximately $80.0 million. The valuation of Magenta was determined based on a projected net cash as defined in the Merger Agreement, of approximately $60.0 million as a determination date prior to the closing of the merger, but subject to adjustment as described above, plus an additional $20.0 million of enterprise value. The fair value of consideration transferred is not indicative of the combined entities’ enterprise value upon consummation of the merger. As the merger will be accounted for as a reverse recapitalization, any difference between the consideration to be transferred in the merger and the fair value of the net assets acquired will be recorded as an adjustment to additional paid-in capital.

Because, among other things, the number of shares of Magenta common stock issuable to Dianthus’ securityholders is determined based on Magenta’s net cash balance on the business day prior to the anticipated closing date of the merger and the capitalization of Dianthus and Magenta at such closing, Magenta securityholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Dianthus’ stockholders. The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in detail in the Merger Agreement included elsewhere in this proxy statement/prospectus.

Each stock option granted under Dianthus’ 2019 Stock Plan, or the Dianthus 2019 Plan, that is outstanding immediately prior to the effective time of the merger, will be assumed by Magenta and will become an option to acquire, on the same terms and conditions as were applicable to such Dianthus stock option immediately prior to the effective time of the merger, a number of shares of Magenta common stock equal to the number of shares of Dianthus’ common stock subject to the unexercised portion of the Dianthus stock option immediately prior to the effective time of the merger, multiplied by the Exchange Ratio (rounded down to the nearest whole share number) with an exercise price per share for the options equal to the exercise price per share of such Dianthus stock option immediately prior to the effective time of the merger divided by the Exchange Ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Dianthus 2019 Plan. Under the terms of the Merger Agreement, prior to the closing of the merger, the board of directors of Magenta will take actions to (i) accelerate the vesting of equity certain awards of Magenta and (ii) extend the expiration time of Magenta options with an exercise price of $2.00 or less, in each case, in accordance with the terms of the Merger Agreement.

Each restricted stock unit granted by Dianthus, that is outstanding immediately prior to the effective time of the merger, will be converted into a restricted stock unit of Magenta on the same terms and conditions as were applicable to such Dianthus restricted stock unit immediately prior to the effective time of the merger, a number of shares of Magenta common stock equal to the number of shares of Dianthus’ common stock subject to the unvested portion of Dianthus restricted stock unit immediately prior to the effective time of the merger, multiplied by the Exchange Ratio (rounded down to the nearest whole share number).

Each warrant granted by Dianthus that is outstanding immediately prior to the effective time of the merger will be converted into a warrant to purchase shares of Magenta common stock on the same terms and conditions as were applicable to such Dianthus warrant immediately prior to the effective time of the merger, a number of shares of Magenta common stock equal to the number of shares of Dianthus’ common stock subject to the warrant immediately prior to the effective time of the merger, multiplied by the Exchange Ratio (rounded down to the nearest whole share number) with an exercise price per share for the warrant equal to the exercise price per share of such Dianthus stock option immediately prior to the effective time of the merger divided by the Exchange Ratio (rounded up to the nearest whole cent).

At the effective time of the merger, each person who, as of immediately prior to the effective time, was a stockholder of record of Magenta or had the right to receive Magenta common stock will be entitled to receive a CVR, issued by Magenta subject to and in accordance with the terms and conditions of the CVR Agreement, representing the contractual right to receive payments upon the occurrence of certain events related to the potential sale of the tangible and intangible assets primarily used in or primarily related to the Magenta MGTA-145 program, CD45-ADC program, MGTA-117 antibody, the E478 technology or the Igenica patent portfolio. The right of Magenta stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement. The unaudited pro forma condensed combined balance sheet does not reflect contingent consideration with respect to the CVRs because the value of the corresponding in-process research and development assets are expected to be de minimis.

Dianthus Pre-Closing Financing

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into agreements with Dianthus pursuant to which they have agreed, subject to the terms and conditions of such agreements, to purchase, prior to the consummation of the merger, 12.5 million shares of Dianthus common stock and Pre-Funded Warrants to purchase 1.2 million shares of Dianthus common stock for an aggregate gross purchase price of approximately $70.0 million. The consummation of the transactions contemplated by such agreements is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement. Shares of Dianthus common stock and Pre-Funded Warrants issued pursuant to the Dianthus pre-closing financing will be converted into the right to receive shares of common stock and warrants, respectively, of Magenta in the merger in accordance with the Exchange Ratio.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2022 was prepared using the historical balance sheets of Magenta and Dianthus as of December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, was prepared using the historical statements of operations and comprehensive loss of Magenta and Dianthus for the year ended December 31, 2022, and gives effect to the merger as if it occurred on January 1, 2022.

For accounting purposes, Dianthus is considered to be the acquirer, and the merger is expected to be accounted for as a reverse recapitalization of Magenta by Dianthus because upon the closing of the merger, the pre-combination assets of Magenta are expected to be primarily cash and cash equivalents and marketable securities.

Under reverse recapitalization accounting, the subsequent financial statements of the combined company will reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of Magenta and Dianthus, and include adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The historical financial statements of Dianthus will become the historical financial statements of the combined company.

Dianthus and Magenta may incur significant costs associated with integrating their operations after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies which may result from the merger.

To the extent that there are significant changes to the business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3.	Preliminary Estimated Purchase Price

For purposes of this pro forma combined financial information, the total estimated purchase price is summarized as follows (in thousands, except share and per share amounts):

Estimated number of common shares of the combined company to be owned by Magenta stockholders(1)	60,648,883
Multiplied by the fair value per share of Magenta common stock(2)	$0.78

Estimated fair value of Magenta common stock issued	$47,306
Estimated fair value of stock options and restricted stock units attributable to precombination services(3)	$212

Estimated purchase price	$47,518

(1)

The final purchase price will be determined based on the number of shares of Magenta common stock of the combined company that Magenta stockholders own as of the closing date of the merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares is based on a total of 60,648,883 shares of Magenta common stock outstanding as of May 1, 2023.

(2)	The estimated purchase price was based on the closing price of Magenta common stock as reported on the Nasdaq Global Market on May 1, 2023.
(3)

Based on the capitalization of Magenta as of May 1, 2023, 61,195 outstanding unvested Magenta restricted stock units and 1,273,019 stock options will be accelerated in connection with the merger. The acquisition date fair value of these Magenta restricted stock units and Magenta stock options attributable to the pre-combination services is included in the estimated purchase price. The acquisition date fair value of these merger restricted stock units and stock options is calculated based on the number of such Magenta restricted stock units and Magenta stock options expected to vest assuming that the merger is closed on May 1, 2023. The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the estimated acquisition-date fair value of the assumed Magenta equity awards:

Risk-free interest rate	3.96%
Expected term (in years)	0.25
Expected volatility	92.60%
Expected dividend yield	0%

The actual purchase consideration for the net assets of Magenta will vary based on Magenta’s net cash calculation prior to closing, the Exchange Ratio, and Magenta share price at closing; however, any difference between the consideration transferred and the fair value of the net assets of Magenta following determination of the actual purchase consideration for it will be reflected as an adjustment to additional paid-in capital. The estimated purchase consideration reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the merger is completed. The actual purchase price will fluctuate until the effective time of the merger.

Under reverse recapitalization accounting, the subsequent financial statements of the combined company will reflect the operations of Dianthus for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of Magenta and a recapitalization of the equity of Dianthus.

4.	Shares of Magenta Common Stock to be Issued to Dianthus’ Stockholders upon Closing of the Merger

Prior to the merger, all outstanding convertible preferred stock of Dianthus will be converted into common stock of Dianthus. At the effective time of the merger, Magenta expects to issue 223,995,090 shares of common stock (including the shares of the common stock issuable upon exercise of outstanding options, restricted stock units and warrants) to the stockholders of Dianthus in the merger, determined as follows:

Shares
Dianthus shares of common stock outstanding	4,014,000
Dianthus shares of common stock issuable upon exercise of outstanding warrants and options to purchase common stock	6,660,737
Shares of Dianthus common stock to be issued upon conversion of Dianthus convertible preferred stock	33,336,282
Estimated shares of Dianthus common stock to be issued upon consummation of the Pre-Closing Financing	13,692,466

Total Dianthus common equivalent shares	57,703,485
Exchange Ratio	3.8818

Estimated shares of Magenta common stock to be issued to Dianthus shareholders upon closing of the Merger	223,995,090

As the proposed Reverse Stock Split ratio of Magenta common stock is not definitive and will occur immediately prior to the consummation of the merger, the Exchange Ratio and estimated shares of Magenta common stock issued to Dianthus’ security holders have not been adjusted to give retrospective effect to the Reverse Stock Split.

5.	Transaction Accounting Adjustments

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the Dianthus pre-closing financing and the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm these estimates.

Based on Dianthus management’s review of Magenta’s summary of significant accounting policies, the nature and amount of any adjustments to the historical consolidated financial statements of Magenta to conform to the accounting policies of Dianthus are not expected to be significant.

Both Dianthus and Magenta have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax assets. As a result, both entities have not previously reflected an income tax benefit or expense within the financial statement period presented. Management has not identified any changes to the income tax positions due to the merger that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected for the pro forma adjustments.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(a)

To reflect $70.0 million in proceeds, less estimated issuance costs of $4.2 million, in connection with the consummation of the Dianthus pre-closing financing, in which 12.5 million shares of Dianthus common stock and Pre-Funded Warrants to acquire 1.2 million of Dianthus shares of common stock are to be issued. The merger is contingent upon the Dianthus pre-closing financing, which is expected to close immediately prior to the closing of the merger. If the Dianthus pre-closing financing does not close, Dianthus and Magenta are not required to complete the merger. Based on an assessment of the Pre-Funded Warrants specific terms in the draft agreement and applicable authoritative guidance in ASC 480 and ASC 815, the combined company will account for the Pre-Funded Warrants as equity-classified instruments.

(b)

To reflect preliminary estimated transaction costs of $6.1 million in connection with Merger, such as advisor fees, legal fees, printer fees, and accounting expenses that are expected to be incurred by Dianthus and Magenta, which were not accrued as of December 31, 2022, and the cost of the D&O tail policy of $2.6 million that is expected to be incurred by Magenta and Dianthus. As $0.1 million of these costs had been already paid by the date of this prospectus, the adjustment was recorded as a decrease in cash of $0.1 million, and an increase in accrued liabilities of $8.6 million and an increase in accumulated deficit of $8.7 million.

(c)

To reflect preliminary estimated transaction costs of $2.3 million in connection with merger, such as advisor fees, legal fees, printer fees, and accounting expenses that are expected to be incurred by Dianthus, which were not accrued as of December 31, 2022. As $0.1 million of these costs had been already paid by the date of this prospectus, the adjustment was recorded as a decrease to cash of $0.1 million, an increase in accrued liabilities of $2.2 million, and a reduction to additional paid-in capital of $2.3 million. As the merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets of Magenta, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

(d)

To reflect the conversion of 33.3 million shares of Dianthus convertible preferred stock into shares of Dianthus common stock on a 1-for-1 basis, which is expected to occur immediately prior to the effective time of the merger.

(e)	To reflect the elimination of Magenta historical equity.

(f)	To reflect the effect of the reverse recapitalization of Magenta for a total of $106.0 million, which is the net assets of Magenta as of December 31, 2022.

(g)

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2022. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the merger closing date, including the shares to be issued in the Dianthus pre-closing financing. For the year ended December 31, 2022, the pro forma weighted average shares outstanding has been calculated as follows:

December 31, 2022
Weighted-average Dianthus common shares outstanding—basic and diluted	4,009,204
Impact of Dianthus pre-closing financing assuming consummation as of January 1, 2022	13,692,466
Impact of Dianthus convertible preferred stock assuming conversion as of January 1, 2022	33,336,282

Total	51,037,952
Application of exchange ratio to historical Dianthus weighted-average shares outstanding	3.8818

Adjusted Dianthus weighted-average shares outstanding	198,119,122
Impact of Magenta common stock related to stock awards that accelerated vesting as of January 1, 2022	61,195
Weighted-average Magenta common shares outstanding—basic and diluted	59,372,357

Pro forma combined weighted average number of shares of common stock—basic and diluted	257,552,674

(h)	To reflect $0.6 million of share-based compensation costs recognized as a result of the merger due to the following:

a.	the fair value of the outstanding unvested awards that will vest fully immediately prior to the completion of the merger of $0.3 million; and

b.	the difference between the total value of the replacement awards and the portion attributable to pre-combination service of $0.3 million.

These share-based compensation costs are reflected as an increase in additional paid-in capital and an increase to accumulated deficit in the unaudited pro forma condensed combined balance sheet. Magenta share-based compensation costs of $0.6 million are reflected as research and development expense and general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022.

(i)

To reflect Magenta’s estimated compensation expense of $5.7 million related to change-in-control cash payments, retention and severance payments resulting from pre-existing employment agreements or from Magenta board of directors approval that will be payable in cash in connection with the merger but were not incurred as of December 31, 2022 is reflected as an increase to accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet. Magenta’s compensation costs of $1.2 and $4.5 million are reflected as research and development expense and general and administrative expense, respectively, in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022.

(j)	The total impact to equity for the above adjustments as reflected in the table below:

		Common Stock				Additional Paid- in-Capital	Accumulated Deficit	AOCI	Stockholders equity
		Dianthus		Magenta
(in thousands, except share data)		Shares	Amount	Shares	Amount
Conversion of outstanding Dianthus's convertible preferred stock into common stock	(d)	33,336,282	$12			$118,012			$118,024
Dianthus pre-closing financing	(a)	13,692,466	1			65,797			65,799
Pre-combination stock-based compensation	(h)					587	(587)		—
Elimination of Magenta's historical equity carrying value	(e)			(60,639,909)	(61)	$(508,107)	$402,029	$181	(105,958)
Exchange of outstanding Dianthus common stock into Magenta common stock based on the assumed Exchange Ratio		(51,042,748)	(13)	193,484,931	193	(180)			—
Reverse recapitalization of Magenta	(f)			60,744,430	61	105,897			105,958
Retention and severance payments to Magenta employees	(i)						(5,666)		(5,666)
Transaction costs associated with the merger	(b),(c)					(2,325)	(8,710)		(11,035)

Total adjustment		(4,014,000)	$—	193,589,452	$193	$(220,318)	$387,066	$181	$167,122

DESCRIPTION OF MAGENTA CAPITAL STOCK

The following description of Magenta capital stock and provisions of Magenta’s charter and bylaws are summaries and are qualified by reference to such charter and bylaws and applicable provisions of Delaware corporate law. Copies of these documents are filed as exhibits to the registration statement of which this proxy/prospectus forms part.

Authorized Capital Stock

Magenta’s authorized capital stock consists of 150,000,000 shares of Magenta common stock, par value $0.001 per share, and 10,000,000 shares of Magenta preferred stock, par value $0.001 per share.

Common Stock

Dividends

Holders of Magenta common stock are entitled to receive dividends ratably, if any, as may be declared by Magenta’s board of directors out of legally available funds, subject to any preferential dividend rights of any Magenta preferred stock then outstanding.

Voting

Holders of Magenta common stock are entitled to one vote for each share of Magenta common stock held of record for the election of directors of Magenta and on all matters submitted to a vote of the stockholders. The holders of Magenta common stock do not have any cumulative voting rights.

Distributions on Liquidation

In the event of Magenta’s dissolution, liquidation or winding up, holders of Magenta common stock are entitled to share ratably in its net assets legally available after the payment of all its debts and other liabilities, subject to the preferential rights of any Magenta preferred stock then outstanding. The rights, preferences and privileges of holders of Magenta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Magenta preferred stock that Magenta may designate and issue in the future.

Other Rights

Holders of Magenta common stock are not entitled to preemptive, subscription, redemption or conversion rights, and no sinking fund provisions are applicable to Magenta common stock.

Preferred Stock

Under Magenta’s amended and restated certificate of incorporation, Magenta’s board of directors is authorized, without further action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Magenta common stock. Magenta’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Magenta common stock and the likelihood that such holders will receive dividend payments and payments upon its liquidation.

The purpose of authorizing Magenta’s board of directors to issue preferred stock in one or more series and determine the number of shares in the series and its rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the company. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding, and Magenta has no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Provisions of Magenta’s Charter and Bylaws

Certain provisions of the General Corporation Law of Delaware (the “DGCL”) and of Magenta’s charter and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Magenta. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of Magenta common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of Magenta to first negotiate with its board of directors. These provisions might also have the effect of preventing changes in Magenta’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, Magenta holds that the advantages gained by protecting its ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of Magenta common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Anti-Takeover Statute

Magenta is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•

any sale, transfer, lease, pledge or other disposition (in one or more transactions) involving the interested stockholder of 10% or more of either the aggregate market value of all (i) the assets of the corporation or (ii) the outstanding capital stock of the corporation, involving the interested stockholder;

•

subject to exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any subsidiary to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any subsidiary beneficially owned by the interested stockholder; and

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person that is an affiliate or associate of the corporation and who beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date of determining whether such entity or person is an interested stockholder, and any affiliate or associate of that entity or person.

COMPARISON OF RIGHTS OF HOLDERS OF MAGENTA CAPITAL STOCK AND DIANTHUS CAPITAL STOCK

If the merger is completed, Dianthus stockholders will receive shares of Magenta common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the merger, assuming that Proposals No. 2 and 3 are approved by Magenta’s stockholders, Magenta’s charter will be amended to effect the reverse stock split and the officer exculpation, as set forth in the form of certificate of amendments attached as Annex G and Annex H, respectively, to this proxy statement/prospectus. In addition, after the completion of the merger, Magenta’s charter will be amended to change its corporate name to “Dianthus Therapeutics, Inc.”

Magenta and Dianthus are both incorporated under the laws of the State of Delaware. The rights of Magenta stockholders and Dianthus stockholders are generally governed by the DGCL. Upon completion of the merger, Dianthus stockholders will become Magenta stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Magenta and the amended and restated certificate of incorporation of Magenta, as amended.

The material differences between the current rights of Dianthus stockholders under the Dianthus amended and restated certificate of incorporation and amended and restated bylaws and their rights as Magenta stockholders, after the merger, under the Magenta amended and restated certificate of incorporation and the second amended and restated bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Magenta or Dianthus before the merger and being a stockholder of the combined company following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 399 of this proxy statement/prospectus.

Magenta	Dianthus

Organizational Documents

The rights of Magenta stockholders are governed by Magenta’s amended and restated certificate of incorporation, Magenta’s second amended and restated bylaws and the DGCL	The rights of Dianthus stockholders are governed by Dianthus’ amended and restated certificate of incorporation (the “Dianthus Charter”), Dianthus’ bylaws (the “Dianthus Bylaws”) and the DGCL. Rights of certain holders of Dianthus preferred stock are governed by the Amended and Restated Investors’ Rights Agreement (the “Dianthus IRA”), the Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Dianthus ROFR Agreement”) and the Amended and Restated Voting Agreement, each dated as of April 6, 2022.

Authorized Capital Stock

Magenta is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “undesignated preferred stock.” The total number of shares that Magenta is authorized to issue is 160,000,000, of which 150,000,000 shares are common stock, par value $0.001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.001 per	Dianthus is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Dianthus is authorized to issue is 78,449,825, of which 45,113,542 shares are common stock, par value $0.0001 per share, and 33,336,283 shares are preferred stock, par value $0.0001 per

Magenta	Dianthus
share. The number of authorized shares of Magenta undesignated preferred stock and common stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Magenta entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.	share. The number of authorized shares of Dianthus common stock may be increased or decreased (but not below the number of shares then outstanding) by (in addition to any vote of the holders of one or more series of Dianthus preferred stock that may be required under the Dianthus Charter) the affirmative vote of the holders of shares of Dianthus capital stock representing a majority of the votes represented by all outstanding shares of Dianthus capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Magenta’s authorized common stock consists of 150,000,000 shares of common stock, par value $0.001 per share.

Each holder of a share of Magenta common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Dianthus’ authorized common stock consists of 45,113,542 shares of common stock, par value $0.0001 per share.

Each holder of a share of Dianthus common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders; provided that, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Dianthus Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the Dianthus Charter or the DGCL.

Preferred Stock

Magenta’s authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of Magenta undesignated preferred stock are currently outstanding.	Dianthus’ 33,336,283 authorized shares of preferred stock consists of 6,500,000 shares designated as Series Seed Preferred Stock, all of which are issued and outstanding; 3,829,266 shares designated as Series Seed 2 Preferred Stock, all of which are issued and outstanding; and 23,007,017 shares designated as Series A Preferred Stock, all of which are issued and outstanding. Each holder of a share of Dianthus preferred stock is entitled to the number of votes, as a single class and on an as-converted basis, equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Number and Qualification of Directors

The number of Magenta directors is fixed from time to time by resolution of the Magenta board of directors. The Magenta board of directors currently consists of eight members. No decrease in the authorized number of directors constituting the Magenta board of directors will shorten the term of any incumbent director. Directors of Magenta need not be stockholders of Magenta.	The number of directors of Dianthus is established from time to time by the stockholders or the board of directors. The Dianthus board of directors currently consists of six members. Directors need not be stockholders of the corporation.

Magenta	Dianthus

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of Magenta undesignated preferred stock, the Magenta board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Magenta board of directors. At the first annual meeting of stockholders following the effectiveness of Magenta’s initial public offering, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following Magenta’s initial public offering, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following Magenta’s initial public offering, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Other than any directors elected subject to the rights of holders of any series of preferred stock to elect directors, the Dianthus directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

The holders of record of the shares of Dianthus’ Series A Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of Dianthus. The holders of record of the shares of Dianthus’ Series Seed 2 Preferred Stock, exclusively and as a separate class, are entitled to elect one director of Dianthus. The holders of record of the shares of Dianthus’ Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one director of Dianthus. The holders of record of the shares of Dianthus common stock, exclusively and as a separate class, are entitled to elect two directors of Dianthus. If the holders of shares of preferred stock or common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the preferred stock or common stock, as the case may be, elect a person to fill such directorship.

Removal of Directors

Subject to the rights of the holders of any series of Magenta undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL or the Magenta amended and restated certificate of incorporation, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock of Magenta entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the Magenta board of directors will shorten the term of any incumbent director. In the event of a vacancy in the board of directors, the remaining directors, except as otherwise provided by law, shall exercise the powers of the full board of directors until the vacancy is filled.

Except as otherwise provided by the DGCL, any one or more or all of the Dianthus directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

Magenta	Dianthus

Vacancies on the Board of Directors

Any director may resign at any time by electronic transmission or upon notice in writing to Magenta Chairman of the board of directors, if one is elected, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to the rights of the holders of any series of Magenta undesignated preferred stock, any vacancies and any newly created directorships resulting from any increase in the number of directors, will be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.	Any director may resign by delivering a resignation in writing or by electronic transmission to Dianthus at its principal office or to the chairman of the board of directors, the chief executive officer, the President or the Secretary. Subject to the rights of holders of any series of preferred stock to elect directors, unless and until filled by the Dianthus stockholders, any vacancy or newly-created directorship on the Dianthus board of directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Stockholder Action by Written Consent

No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Magenta’s second amended and restated bylaws, and no action may be taken by the stockholders by written consent in lieu of a meeting.

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Stockholders may act by written consent to elect directors; provided, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which the directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Quorum

Unless otherwise provided by law or Magenta’s charter or bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting or the board of directors determines its necessary of otherwise in the best interest of Magenta, the presiding officer of the meeting or the holders of a majority of the shares entitled to vote who are present at the meeting may	Except as otherwise provided by law, the Dianthus Charter or the Dianthus Bylaws, the holders of a majority in voting power of the shares of Dianthus’ capital stock issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by Dianthus’ board of directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided that, where a separate vote by a class or classes or series

Magenta	Dianthus
adjourn the meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.	of capital stock is required by law or the Dianthus Charter, the holders of a majority in voting power of the shares of such class or classes or series entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by Dianthus’ board of directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Special Meetings of Stockholders

Special meetings of stockholders may be called only by the Magenta board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office and special meetings of stockholders may not be called by any other person or persons. The Magenta board of directors will determine the time and place, if any, of such special meeting. Only those matters set forth in the notice of the special meeting shall be considered or acted upon at such special meeting.	Special meetings of stockholders may be called only by the Dianthus board of directors, the chairman of the Dianthus board of directors, the chief executive officer, or the president, and may not be called by any other person or persons. The business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Notice of Stockholder Meetings

Notice of all meetings of Magenta stockholders shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the secretary (or other person authorized by Magenta’s bylaws) not less than ten nor more than sixty days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under Magenta’s charter or bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in Magenta’s records. Without limiting the manner by which notice may otherwise be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.	Except as otherwise provided by law, notice of each meeting of Dianthus stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Any notice shall be effective only if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notice shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.

Magenta	Dianthus

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Magenta board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Magenta board of directors or (ii) by any stockholder of Magenta who is a stockholder of record at the time of giving notice provided for in Magenta’s second amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in Magenta’s bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.	Neither the Dianthus Charter nor the Dianthus Bylaws contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation

The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend certain provisions of Magenta’s charter.

Notwithstanding any other provisions of Magenta’s charter or bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Magenta’s amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

The Dianthus Charter may be amended pursuant to Section 242 of the DGCL; provided that (i) the affirmative vote of holders of at least 55% of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis is required to amend, alter, waive or repeal any provision of the Dianthus Charter and (ii) the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, is required to amend, modify, waive or repeal certain provisions the Dianthus Charter in a manner that adversely affects the Series A Preferred Stock.

Amendment of Bylaws

Magenta’s bylaws may be amended or repealed by the stockholders or the board of directors. The affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote, voting together as a single class, is required to amend or repeal Magenta’s bylaws; provided, however, that if the Magenta board of directors recommend that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. The Magenta board of directors also has the power to amend or repeal	The Dianthus Bylaws may be amended, altered or repealed or new bylaws adopted by the Dianthus board of directors or by the affirmative vote of the holders of a majority of the shares of Dianthus’ capital stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders; provided that (i) the affirmative vote of holders of at least 55% of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis is required to amend, alter, waive or repeal any provision of the Dianthus Bylaws and (ii) the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately

Magenta	Dianthus
Magenta’s bylaws by the affirmative vote of a majority of the directors then in office.	as a class, will be required to amend, modify, waive or repeal certain provisions of the Dianthus Bylaws in a manner that adversely affects the Series A Preferred Stock.

Limitation on Director Liability

The liability of the Magenta directors to Magenta or its stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Magenta will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment, repeal or modification of applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification	The Dianthus Bylaws may be amended, altered or repealed or new bylaws adopted by the Dianthus board of directors or by the affirmative vote of the holders of a majority of the shares of Dianthus’ capital stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders; provided that (i) the affirmative vote of holders of at least 55% of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis is required to amend, alter, waive or repeal any provision of the Dianthus Bylaws and (ii) the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, will be required to amend, modify, waive or repeal certain provisions of the Dianthus Bylaws in a manner that adversely affects the Series A Preferred Stock.

Indemnification

To the fullest extent permitted by applicable law, Magenta is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Magenta (and any other persons to which applicable law permits Magenta to provide indemnification) through provisions of Magenta’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize broader indemnification rights than such law permitted Magenta to provide prior to such amendment, then the liability of a director to Magenta will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	The Dianthus Bylaws may be amended, altered or repealed or new bylaws adopted by the Dianthus board of directors or by the affirmative vote of the holders of a majority of the shares of Dianthus’ capital stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders; provided that (i) the affirmative vote of holders of at least 55% of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis is required to amend, alter, waive or repeal any provision of the Dianthus Bylaws and (ii) the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, will be required to amend, modify, waive or repeal certain provisions of the Dianthus Bylaws in a manner that adversely affects the Series A Preferred Stock.

Conversion Rights
Magenta does not have any outstanding shares of undesignated preferred stock.	The Dianthus Charter provides that holders of Dianthus preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms the Dianthus Charter. In addition, upon (i) the closing of the sale of shares of common stock in a to the public in

Magenta	Dianthus
a firm-commitment underwritten public offering at a price of at least $8.6930 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) and resulting in at least $40 million of gross proceeds; (ii) the closing of the sale of shares of common stock pursuant to an effective registration statement under the Securities Act of 1933 approved by at least 55% of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis, including the majority of the shares of Series A Preferred then outstanding; or (iii) at the date and time or upon the occurrence of an event approved by at least 55% the of the outstanding Dianthus preferred stock, voting together as a single class and on an as-converted to common stock basis, including the majority of the shares of Series A Preferred then outstanding, all outstanding shares of preferred stock will be converted into shares of common stock.

Right of First Refusal

Magenta does not have a right of first refusal in place.	Certain stockholders party to the Dianthus ROFR Agreement wishing to transfer any shares of Dianthus capital stock must first provide Dianthus with the right to purchase such shares. In such an event, if Dianthus does not elect to exercise its right of first refusal in full, certain stockholders party to the Dianthus ROFR Agreement have a secondary right of first refusal to purchase all or any portion of such shares of Dianthus capital stock which are proposed for sale or transfer.

Right of Co-Sale

Magenta does not have a right of co-sale in place.	Certain stockholders party to the Dianthus ROFR Agreement have a right of co-sale with respect to any Dianthus capital stock proposed to be transferred or sold that is not either purchased by Dianthus by exercise of its right of first refusal (as further described above) or by any Dianthus investor by exercise of their secondary right of first refusal (as further described above), each pursuant to the Dianthus ROFR Agreement.

Preemptive Rights

Magenta stockholders do not have preemptive rights. Thus, if additional shares of Magenta common stock are issued, the current holders of Magenta common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Dianthus IRA, if Dianthus proposes to offer or sell certain new equity securities, Dianthus must first offer such securities to certain holders of preferred stock of Dianthus (“Dianthus Major Investors”), who will then have a right to purchase securities in such new offering equal to the proportion of the ownership interest of such Dianthus Major Investor prior to such offering.

Magenta	Dianthus

Distributions to Stockholders

Dividends upon Magenta capital stock, subject to the provisions of Magenta’s charter and applicable law, if any, may be declared by the Magenta board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Magenta’s charter and applicable law. The Magenta board of directors may fix a record date for the determination of holders of Magenta common stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.	Declaration of dividends upon Dianthus capital stock are subject to applicable law, including the DGCL. The holders of Dianthus’ preferred stock are entitled to receive dividends, if any, at a set rate out of any assets legally available therefore prior and in preference to any dividend on Dianthus common stock. Such dividends payable to the holders of Dianthus preferred stock pursuant to the Dianthus Charter are not cumulative and are payable when, as and if declared by the Dianthus board of directors. After payment of such dividends on Dianthus preferred stock, any additional dividends shall be distributed among all holders of Dianthus capital stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Dianthus preferred stock were converted to Dianthus common stock at the then-effective conversion rate.

Exclusive Forum

Magenta’s bylaws provide that unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Magenta, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of Magenta to Magenta or Magenta’s stockholders, (iii) any action asserting a claim against Magenta or any current or former director, officer or other employee or stockholder of the Magenta arising pursuant to any provision of the DGCL or Magenta’s charter or bylaws, or (iv) any action asserting a claim against Magenta or any current or former director or officer or other employee of Magenta governed by the internal affairs doctrine. Unless Magenta consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Magenta will be deemed to have notice of and to have consented to the forum selection provision of Magenta’s bylaws.	The Dianthus Charter provides that, unless Dianthus consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Dianthus, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Dianthus to Dianthus or Dianthus’ stockholders, (iii) any action asserting a claim against Dianthus, its directors, officers or employees arising pursuant to any provision of the DGCL, the Dianthus Charter or the Dianthus Bylaws or (iv) any action asserting a claim against Dianthus, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Magenta	Dianthus

Registration Rights

Under that certain Second Amended and Restated Investors’ Rights Agreement, dated April 2, 2018, by and among Magenta and certain of its stockholders (the “Magenta IRA”), certain holders of Magenta’s capital stock that are party to the Magenta IRA, have certain registration rights, including the right to demand that Magenta file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Magenta is otherwise filing, so-called “piggyback” registration rights. The registration rights granted under the Magenta IRA will terminate upon the earlier of (i) a deemed liquidation event, as defined in the Charter, (ii) at such time after Magenta’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the fifth anniversary of Magenta’s initial public offering.

In addition, under that certain Securities Purchase Agreement, dated May 12, 2021, by and among Magenta and certain of its stockholders (the “Magenta SPA”), certain holders of Magenta’s capital stock that are party to the Magenta SPA have certain resale registration rights with respect to the shares of Magenta common stock purchased under the Magenta SPA.

Under the Dianthus IRA, certain holders of Dianthus preferred stock that are party to the Dianthus IRA, have certain registration rights, including the right to demand that Dianthus file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Dianthus is otherwise filing, so-called “piggyback” registration rights. The registration rights granted under the Dianthus IRA will terminate upon the earlier or: (i) the closing of a Deemed Liquidation Event (as such term is defined in the Dianthus Charter), (ii) at such time after Dianthus’ initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the third anniversary of Dianthus’ initial public offering.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Magenta are transferable in the manner prescribed by the DGCL.	Shares of Dianthus are transferable in the manner prescribed by the DGCL, subject to additional limits on certain holders of Dianthus preferred stock party to the Dianthus ROFR and Dianthus IRA.

Stockholder Rights Plan

In connection with Magenta’s review of strategic alternatives, on March 31, 2023, the Magenta board of directors adopted a stockholder rights plan, or “poison pill,” as amended on May 2, 2023, in order to protect the best interests of Magenta and its stockholders, to help ensure that all interested parties have the opportunity to participate fairly in the strategic review process to and provide the Magenta board of directors and stockholders time to make informed decisions. In general terms, for so long as the rights issued under the rights agreement are outstanding, the rights agreement prevents any person or group from acquiring a significant percentage of Magenta outstanding capital stock or attempting a hostile takeover of Magenta by significantly diluting the ownership percentage of such person or group. The rights issued under the rights agreement will expire at the close of business on March 30, 2024, unless previously redeemed or exchanged by Magenta.	Dianthus does not have a stockholder rights plan.

PRINCIPAL STOCKHOLDERS OF MAGENTA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth information, to the extent known by Magenta or ascertainable from public filings, with respect to the beneficial ownership of Magenta common stock as of May 1, 2023, by:

•	each of Magenta’s directors;

•	each of Magenta’s named executive officers;

•	all of Magenta’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by Magenta to beneficially own greater than 5.0% of Magenta’s common stock.

The column entitled “Shares Beneficially Owned” is based on a total of 60,648,883 shares of Magenta’s common stock outstanding as of May 1, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Magenta’s common stock. Shares of Magenta’s common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2023 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Magenta’s common stock beneficially owned by them, subject to community property laws, where applicable.

	Shares Beneficially Owned
Name and address of beneficial owner(1)	Number	Percentage
Tang Capital Partners, L.P.(2)	5,880,933	9.70%
Entities affiliated with Atlas Venture(3)	3,791,698	6.25%
GV 2016, L.P.(4)	3,339,137	5.51%
Named Executive Officers and Directors:
Jason Gardner, D.Phil.(5)	2,294,744	3.70%
Jeffrey W. Albers(6)	130,960	*
Bruce Booth, D.Phil.(7)	3,866,262	6.37%
Thomas O. Daniel, M.D.(8)	176,490	*
Jeffrey Humphrey, M.D.	—	*
Alison F. Lawton(9)	120,746	*
Stephen Mahoney(10)	404,867	*
Anne McGeorge(11)	92,753	*
Lisa Olson, Ph.D.(12)	216,555	*
Amy Lynn Ronneberg(13)	126,808	*
David T. Scadden, M.D.(14)	302,739	*
Michael Vasconcelles, M.D.	—	*
All executive officers and directors as a group (10 persons)(15)	5,628,909	9.06%

*	Less than 1%.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Magenta Therapeutics, Inc., 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(2)

Based solely on information contained in a Schedule 13G filed jointly by Tang Capital Partners, L.P. (“Tang Capital Partners”), Tang Capital Management, LLC (“Tang Capital Management”), and Kevin Tang with the SEC on February 13, 2023. Consists of 5,880,933 shares of common stock, for which Tang Capital Partners, Tang Capital Management and Kevin Tang report shared voting and dispositive power. Tang Capital Management is the general partner of Tang Capital Partners, and Kevin Tang is the manager of Tang Capital Management. The principal business address of each Tang Capital Partners, Tang Capital Management and Kevin Tang is 4747 Executive Drive, Suite 210, San Diego, CA 92121.

(3)

Based on information contained in a Schedule 13D/A filed jointly by Atlas Venture Fund X, L.P. (“Atlas X”), Atlas Venture Associates X, L.P. (“Atlas Associates X”), Atlas Venture Associates X, LLC (“AVA X”), Atlas Venture Opportunity Fund I, L.P. (“AVOF”), Atlas Venture Associates Opportunity I, L.P. (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC (“AVAO LLC”) with the SEC on May 5, 2022. Of the total shares beneficially owned, Atlas X holds 2,664,036 shares directly, Atlas Associates X holds 313,412 shares directly, AVOF holds 812,500 shares directly and AVAO LP holds 1,750 shares directly. Atlas Associates X is the general partner of Atlas X and AVA X is the general partner of Atlas Associates X. Each of Atlas X and AVA X report shared voting and dispositive power over the shares held by Atlas X. Each of Atlas Associates X, AVA X and Atlas X may be deemed to beneficially own the shares held by Atlas X. Each of Atlas Associates X and AVA X has shared voting and dispositive power over the shares held by AVA X. As such, each of AVA X and Atlas Associates X may be deemed to beneficially own the shares held by AVA X. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF. AVAO LLC has shared voting and dispositive power over the shares held by AVAO LP. As such, each of AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVAO LP. Peter Barrett, Bruce Booth, Jean-Francois Formela, David Grayzel and Jason Rhodes are the members of AVA X and collectively make voting decisions on behalf of Atlas X. Kevin Bitterman, Bruce Booth, Jean-Francois Formela, David Grayzel and Jason Rhodes are the members of AVAO LLC and collectively make voting decisions on behalf of AVOF. Dr. Booth is also a member of Magenta’s board of directors. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The principal business address of each of Atlas X, Atlas Associates X, AVA X, AVOF, AVAO LP and AVAO LLC is 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(4)

Based solely on information contained in a Schedule 13G filed jointly by GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. with the SEC on February 12, 2019. The shares are held directly by GV 2016, L.P. GV 2016 GP, L.P., the general partner of GV 2016, L.P., GV 2016 GP, L.L.C. the general partner of GV 2016 GP, L.P., Alphabet Holdings LLC, the managing member of GV 2016 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of these shares. The principal business address of each of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(5)

Consists of: (i) 292,872 shares of common stock held by Dr. Gardner, (ii) 292,990 shares of common stock held by the J.P. Gardner Irrevocable Trust, (iii) 359,092 shares of common stock held by P.S. Gardner Irrevocable Trust and (iv) 1,349,790 shares of common stock underlying options exercisable within 60 days of May 1, 2023. Dr. Gardner departed Magenta on February 7, 2023, and therefore is excluded from All executive officers and directors as a group.

(6)	Consists of: (i) 4,152 shares of common stock and (ii) 126,808 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(7)

Consists of: (i) 74,564 shares of common stock underlying options exercisable within 60 days of May 1, 2023, and (ii) 3,791,698 as described in note 3 above. Dr. Booth is a member of AVA X and AVAO LLC and as such Dr. Booth may be deemed to share voting and dispositive power with respect to all shares controlled by such entities. Dr. Booth disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Dr. Booth’s business address is 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.
(8)	Consists of: (i) 101,926 shares of common stock and (ii) 74,564 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(9)	Consists of 120,746 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(10)	Consists of: (i) 17,264 shares of common stock and (ii) 387,603 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(11)	Consists of 92,753 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(12)	Consists of: (i) 14,264 shares of common stock and (ii) 202,291 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(13)	Consists of 126,808 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(14)	Consists of: (i) 228,175 shares of common stock and (ii) 74,564 shares of common stock underlying options exercisable within 60 days of May 1, 2023.
(15)	See notes 5 through 14 above; also includes Thomas Beetham who was an executive officer but not a named executive officer, as of May 1, 2023.

PRINCIPAL STOCKHOLDERS OF DIANTHUS

The following table sets forth certain information known to Dianthus regarding beneficial ownership of Dianthus capital stock on a converted basis as of May 1, 2023, for:

•	each person or group of affiliated persons, who is known by Dianthus to be the beneficial owner of more than 5% of Dianthus capital stock;

•	each of Dianthus’ directors;

•	each of Dianthus’ named executive officers; and

•	all of Dianthus’ directors and executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Dianthus’ securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2023. Shares of Dianthus common stock that an individual has the right to acquire within 60 days of May 1, 2023 are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Dianthus’ knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the merger and Dianthus pre-closing financing in the table below is based on 37,350,282 shares of Dianthus common stock deemed to be outstanding as of May 1, 2023, assuming the conversion of all outstanding shares of Dianthus preferred stock into shares of Dianthus common stock. The following table does not reflect any shares of Dianthus common stock that such holders have agreed to purchase in the Dianthus pre-closing financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Dianthus Therapeutics, Inc., 7 Times Square, 43rd Floor New York, NY 10036.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Entities affiliated with 5AM(1)	5,751,753	15.40%
Tellus BioVentures, LLC(2)	5,645,436	15.11%
FMR LLC(3)	5,602,210	15.00%
Entities affiliated with Fairmount(4)	5,267,757	14.10%
Viridian, LLC(5)	5,000,000	13.39%
Entities affiliated with Avidity(6)	4,601,403	12.32%
Entities affiliated with Venrock(7)	3,142,196	8.41%

Named Executive Officers and Directors:
Marino Garcia(8)	923,366	2.41%
Simrat Randhawa(9)	128,372	*
Ryan Savitz(10)	143,044	*
Leon O. Moulder, Jr.(2)	5,645,436	15.11%
Paula Soteropoulos(11)	38,511	*
Tomas Kiselak(4)	5,267,757	14.10%
Jonathan Violin	—	—
Lei Meng	—	—
All executive officers and directors as a group (nine persons)(2)(4)(12)	12,274,858	35.17%

*	Less than 1%.
(1)

Consists of (i) 4,026,227 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by 5AM Ventures VII, L.P. (“5AM Ventures”) and (ii) 1,725,526 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by 5AM Opportunities II, L.P. (“5AM Opportunities”). 5AM Partners VII, LLC (“Ventures GP”) is the sole general partner of 5AM Ventures and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures. 5AM Opportunities II (GP), LLC (“Opportunities GP”) is the sole general partner of 5AM Opportunities and may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities. Andrew Schwab and Kush Parmar are the managing members of each of Ventures GP and Opportunities GP and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures and 5AM Opportunities. Each of Ventures GP, Opportunities GP, Kush Parmar and Andrew Schwab disclaims beneficial ownership of such shares, except to the extent of his respective pecuniary interest therein. The principal business address of each of the foregoing persons is c/o 5AM Ventures, 501 2nd Street, Suite 350, San Francisco, CA 94107.

(2)

Consists of (i) 264,583 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Tellus, (ii) 765,853 Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Tellus and (iii) 4,615,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Tellus. Leon O. Moulder, Jr., is the sole managing member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus. Mr. Moulder disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of Tellus and Mr. Moulder is 10520 Trevi Isle Way, Miromar Lakes, FL 33913.

(3)

Consists of (i) 906,629 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (ii) 422,467 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund, (iii) 1,386,402 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Growth Company Commingled Pool, (iv) 287,993 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (v) 1,102,127 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund, (vi) 333,765 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund and (vii) 1,162,827 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund. These funds and accounts are managed by direct or indirect subsidiaries of FMR LLC. The shares listed above are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The principal business address of FMR LLC and of each of the foregoing funds and accounts is 245 Summer Street, Boston, MA 02210.

(4)

Consists of (i) 285,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Fairmount SPV III, LLC (“Fairmount SPV”), (ii) 71,496 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Fairmount Healthcare Fund LP (“Fairmount HF”), (iii) 1,460,210 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by Fairmount Healthcare Fund II LP (“Fairmount

HF II,” and, together with Fairmount SPV and Fairmount HF, the “Fairmount Funds”), (iv) 102,787 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fairmount HF and (v) 3,348,264 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Fairmount HF II. Fairmount Funds Management LLC is the Class A Member of Fairmount SPV. Fairmount Funds Management LLC has voting and dispositive power over the shares held by Fairmount SPV. Fairmount Funds Management LLC is the investment manager of each of the Fairmount Funds. Peter Harwin and Tomas Kiselak are the managing members of Fairmount Funds Management LLC. Mr. Harwin, Mr. Kiselak, and Fairmount Funds Management LLC disclaim beneficial ownership over the shares, except to the extent of their pecuniary interest therein. The principal business address of each of the foregoing persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania 19428.
(5)

Consists of (i) 4,000,000 shares of Dianthus common stock held by Viridian, LLC (“Viridian”) and (ii) 1,000,000 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed Preferred Stock held by Viridian. Viridian has sole voting and dispositive power over the shares. Peter Harwin, Tomas Kiselak, Jonathan Violin, and Vahe Bedian are the voting members of Viridian. Mr. Harwin, Mr. Kiselak, Mr. Violin and Mr. Bedian disclaim beneficial ownership over the shares, except to the extent of their pecuniary interest therein. The principal business address of Viridian is 221 Crescent Street, Suite 401, Waltham, MA 02453.

(6)

Consists of (i) 2,677,103 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Private Master Fund I LP (“APMF”), (ii) 1,642,700 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Master Fund LP (“AMF”) and (iii) 281,600 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Avidity Capital Fund II LP (“ACF,” and, together with APMF and AMF, the “Avidity Funds”). The general partner of each of the Avidity Funds is Avidity Capital Partners Fund (GP) LP, whose general partner is Avidity Capital Partners (GP) LLC. Avidity Partners Management LP is the investment manager of each of the Avidity Funds. Avidity Partners Management (GP) LLC is the general partner of Avidity Partners Management LP. David Witzke and Michael Gregory are the managing members of Avidity Capital Partners (GP) LLC and Avidity Partners Management (GP) LLC. Mr. Witzke and Mr. Gregory may be deemed to have shared voting and investment power over the shares held by each of the Avidity Funds. Each of Mr. Witzke and Mr. Gregory disclaim beneficial ownership of such shares, except to the extent of his respective pecuniary interest therein. The principal business address of each of the foregoing persons is 2828 N. Harwood Street, Suite 1220, Dallas, TX 75201.

(7)

Consists of (i) 814,425 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”), (ii) 723,754 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by Venrock Healthcare Capital Partners III, L.P. (“VHCP III”), (iii) 72,311 shares of Dianthus common stock issuable upon conversion of Dianthus Series A Preferred Stock held by VHCP Co-Investment Holdings III, LLC (“VCHP Co-III”), (iv) 1,098,589 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by VHCP EG, (v) 393,743 shares of Dianthus common stock issuable upon conversion of Dianthus Series Seed 2 Preferred Stock held by VHCP III and (vi) 39,374 shares of Dianthus common stock issuable upon conversion of Dianthus Seed 2 Preferred Stock held by VCHP Co-III. VHCP Management EG, LLC (“VHCPM EG”) is the sole general partner of VHCP EG. VHCP Management III, LLC (“VHCPM III”) is the sole general partner of VHCP III and the sole manager of VHCP Co-III. Dr. Bong Koh and Nimish Shah are the voting members of VHCPM III and VHCPM EG. Dr. Koh, Mr. Shah, VHCPM III and VHCPM EG disclaim beneficial ownership over all shares held by VHCP III, VHCP Co-III and VHCP EG, except to the extent of their respective indirect pecuniary interests therein. The principal business address of each of the foregoing persons is 7 Bryant Park, 23rd Floor, New York, New York 10018.

(8)	Consists of options to purchase 923,366 shares of Dianthus common stock that are exercisable within 60 days of May 1, 2023.
(9)	Consists of options to purchase 128,372 shares of Dianthus common stock that are exercisable within 60 days of May 1, 2023.

(10)	Consists of options to purchase 143,044 shares of Dianthus common stock that are exercisable within 60 days of May 1, 2023.
(11)	Consists of options to purchase 38,511 shares of Dianthus common stock that are exercisable within 60 days of May 1, 2023.
(12)	Consists of options to purchase 1,361,665 shares of Dianthus common stock that are exercisable within 60 days of May 1, 2023.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the merger, assuming the consummation of the merger occurred on                  , 2023 for: each stockholder expected by Magenta and Dianthus to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of                 , 2023 upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Magenta and Dianthus believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on                  shares of common stock expected to be outstanding upon consummation of the merger, after giving effect to the Dianthus pre-closing financing and prior to giving effect to the anticipated Magenta reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the merger, Magenta securityholders as of immediately prior to the merger are expected to own approximately 21.3% of the outstanding shares of capital stock of the combined company, former Dianthus securityholders, excluding shares of common stock and pre-funded warrants purchased in the Dianthus pre-closing financing, are expected to own approximately 60.0% of the outstanding shares of capital stock of the combined company and shares of common stock and pre-funded warrants issued in the Dianthus pre-closing financing are expected to represent approximately 18.7% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Magenta’s net cash as of closing being between $59.5 million and $60.5 million. The table below assumes that, based on Magenta’s and Dianthus’ capitalization as of May 2, 2023, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 3.88x shares of Magenta common stock, prior to giving effect to the anticipated Magenta reverse stock split. The estimated exchange ratio for was derived on a fully-diluted basis as of May 2, 2023, using a stipulated value of Dianthus of approximately $295.0 million (including the Dianthus pre-closing financing) and of Magenta of approximately $80.0 million.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned

Named Executive Officers and Directors:

*	Less than 1%.

LEGAL MATTERS

Goodwin Procter LLP will pass upon the validity of Magenta’s common stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Magenta Therapeutics, Inc. as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, are included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Dianthus Therapeutics, Inc. as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Magenta is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Magenta’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Magenta also makes available free of charge on or through its website at www.magentatx.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Magenta electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Magenta are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Magenta has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Magenta common stock to be issued to Dianthus stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Magenta and Magenta common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Magenta has supplied all information contained in this proxy statement/prospectus relating to Magenta and Dianthus has supplied all information contained in this proxy statement/prospectus relating to Dianthus.

If you would like to request documents from Magenta or Dianthus, please send a request in writing or by telephone to either Magenta or Dianthus at the following addresses:

Magenta Therapeutics, Inc.	Dianthus Therapeutics, Inc.
300 Technology Square, 8th Floor	7 Times Square, 43rd Floor
Cambridge, MA 02139	New York, NY 10036
Attn: Corporate Secretary	Attn: Corporate Secretary
Tel: (857) 242-0170	Tel: (929) 999-4055
Email: investor@magentatx.com	Email: ir@dianthustx.com

If you are a Magenta stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Magenta’s proxy solicitor, Innisfree, at the following address and telephone number:

Shareholders may call (877) 750-9464 (toll-free from the United States and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in Magenta’s 2024 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by Magenta no later than                 . However, if the date of the 2024 annual meeting of stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before Magenta begins to print and send its proxy statement for the 2024 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139, Attention: Corporate Secretary and investor@magentatx.com.

If a stockholder wishes to propose a nomination of persons for election to Magenta’s board of directors or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in Magenta’s proxy statement and proxy card, Magenta’s bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Magenta’s board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to Magenta’s corporate secretary of the stockholder’s intention to bring such business before the meeting.

The required notice must be in writing and received by Magenta’s corporate secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2024 annual meeting of stockholders, the required notice must be received by Magenta’s corporate secretary at its principal executive offices no earlier than                  and no later than                 . Stockholder proposals and the required notice should be addressed to 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139, Attention: Corporate Secretary and investor@magentatx.com.

In addition, to comply with the SEC’s new universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Magenta’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days prior to the one-year anniversary of Magenta’s annual meeting. The proxy to be solicited on behalf of Magenta’s board of directors for its 2024 annual meeting of stockholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before Magenta’s 2024 annual meeting of stockholders. Stockholders are also advised to review Magenta’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Communication with the Directors of Magenta

Any interested party with concerns about Magenta may report such concerns to its board of directors or the chair of its board of directors and nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o Magenta Therapeutics, Inc.

Attn: [Director]

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to Magenta’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with Magenta’s legal counsel, with independent advisors, with non-management directors, or with Magenta’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which Magenta tends to receive repetitive or duplicative communications.

Magenta’s audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by Magenta regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters, or potential violations of the federal securities laws, including any rules and regulations thereunder, or the U.S. Foreign Corrupt Practices Act. Magenta has also established a toll-free telephone number, which is (866) 244-3167, and has established a webform, which can be accessed at www.whistleblowerservices.com/magentatx, for the reporting of such activity.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Magenta special meeting, a number of brokers with account holders who are Magenta stockholders will be “householding” Magenta’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or Magenta. Direct the written request to Magenta Therapeutics, Inc., Attn: Corporate Secretary, 300 Technology Square, 8th Floor, Cambridge, MA 02139. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

MAGENTA THERAPEUTICS, INC.

DIANTHUS THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Magenta Therapeutics, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Magenta Therapeutics, Inc. and subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended , and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
Boston, Massachusetts
March 23, 2023

MAGENTA THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$57,626	$131,650
Marketable securities	54,415	45,276
Prepaid expenses and other current assets	3,561	3,767

Total current assets	115,602	180,693
Restricted cash	1,780	1,780
Operating lease, right-of-use asset	23,168	—
Property and equipment, net	6,095	7,461

Total assets	$146,645	$189,934

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,454	$3,040
Accrued expenses and other current liabilities	8,271	7,823
Operating lease liability, current portion	3,824	—

Total current liabilities	14,549	10,863
Operating lease liability, net of current portion	26,138	—
Deferred rent	—	6,399

Total liabilities	40,687	17,262

Commitments and contingencies (Note 9)
Stockholders’ Equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value; 150,000,000 shares authorized; 60,639,909 and 58,799,157 shares issued and outstanding as of December 31, 2022 and 2021, respectively	61	59
Additional paid-in capital	508,107	498,210
Accumulated other comprehensive loss	(181)	(30)
Accumulated deficit	(402,029)	(325,567)

Total stockholders’ equity	105,958	172,672

Total liabilities and stockholders’ equity	$146,645	$189,934

The accompanying notes are an integral part of these consolidated financial statements.

MAGENTA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021
Operating expenses:
Research and development	$55,141	$46,766
General and administrative	25,761	27,926

Total operating expenses	80,902	74,692

Loss from operations	(80,902)	(74,692)
Interest and other income, net	4,440	3,556

Net loss	$(76,462)	$(71,136)

Net loss per share, basic and diluted	$(1.29)	$(1.29)

Weighted average common shares outstanding, basic and diluted	59,372,357	54,948,808

Comprehensive loss:
Net loss	$(76,462)	$(71,136)
Other comprehensive loss:
Unrealized losses on marketable securities	(151)	(7)

Total other comprehensive loss	(151)	(7)

Total comprehensive loss	$(76,613)	$(71,143)

The accompanying notes are an integral part of these consolidated financial statements.

MAGENTA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2020	48,533,135	$49	$398,311	$(23)	$(254,431)	$143,906
Issuance of common stock upon private investment, net of offering costs	9,599,998	10	86,087	—	—	86,097
Vesting of restricted stock	218,464	—	—	—	—	—
Issuance of common stock upon exercise of stock options	421,997	—	3,363	—	—	3,363
Issuance of common stock under Employee Stock Purchase Plan	25,563	—	141	—	—	141
Stock-based compensation expense	—	—	10,308	—	—	10,308
Unrealized losses on marketable securities	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	(71,136)	(71,136)

Balances at December 31, 2021	58,799,157	59	498,210	(30)	(325,567)	172,672
Issuance of common stock under the ATM Program, net of commissions and offering costs	1,644,200	2	2,761	—	—	2,763
Vesting of restricted stock	76,539	—	—	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	120,013	—	115	—	—	115
Stock-based compensation expense	—	—	7,021	—	—	7,021
Unrealized losses on marketable securities	—	—	—	(151)	—	(151)
Net loss	—	—	—	—	(76,462)	(76,462)

Balances at December 31, 2022	60,639,909	$61	$508,107	$(181)	$(402,029)	$105,958

The accompanying notes are an integral part of these consolidated financial statements.

MAGENTA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(76,462)	$(71,136)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	7,021	10,308
Depreciation and amortization expense	1,925	2,020
Loss on disposal of property and equipment	—	95
Noncash lease expense	2,920	—
Net amortization of premiums on marketable securities	208	708
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	206	(1,075)
Accounts payable	(801)	(720)
Accrued expenses and other current liabilities	973	153
Operating lease liabilities	(3,080)	—
Deferred rent	—	116

Net cash used in operating activities	(67,090)	(59,531)

Cash flows from investing activities:
Purchases of property and equipment	(314)	(1,264)
Purchases of marketable securities	(69,498)	(45,308)
Maturities of marketable securities	60,000	90,000

Net cash provided by (used in) investing activities	(9,812)	43,428

Cash flows from financing activities:
Proceeds from private investment	—	86,400
Proceeds from issuance of common stock under the ATM Program, net of commissions	2,904	—
Payments of offering costs	(141)	(303)
Proceeds from exercise of common stock options	—	3,363
Proceeds from issuance of common stock under Employee Stock Purchase Plan	115	141

Net cash provided by financing activities	2,878	89,601

Net increase (decrease) in cash, cash equivalents and restricted cash	(74,024)	73,498
Cash, cash equivalents and restricted cash at beginning of period	133,430	59,932

Cash, cash equivalents and restricted cash at end of period	$59,406	$133,430

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable and accrued expenses	$245	$—
The accompanying notes are an integral part of these consolidated financial statements.

MAGENTA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of the Business and Basis of Presentation
Magenta Therapeutics, Inc. (the “Company”) is a biotechnology company focused on improving stem cell transplantation. The Company was incorporated under the laws of the State of Delaware in June 2015 as HSCTCo Therapeutics, Inc. In February 2016, the Company changed its name to Magenta Therapeutics, Inc. and in June 2018 the Company completed an initial public offering of its common stock.
On February 2, 2023, after a review of the Company’s business, programs, resources and capabilities, including anticipated costs and timelines, the Company announced the decision to halt further development of its programs and to conduct a comprehensive review of strategic alternatives. The Company also announced a corporate restructuring on February 7, 2023 that resulted in a reduction in its workforce by 84% that was substantially completed in February 2023 resulting in severance and related costs of approximately $5.4 million (see Note 13).
As part of the strategic review process, the Company is exploring potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transactions. The Company is also exploring strategic alternatives related to its product candidates and related assets, including, without limitation, licensing transactions and asset sales. There can be no assurance that the strategic review process will result in the Company pursuing a transaction, or that any transaction, if pursued, will be completed on terms favorable to the Company and its stockholders. If the strategic review process is unsuccessful, the Company may decide to pursue a dissolution and liquidation of the Company.
In addition, the Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the continuing impact of the ongoing coronavirus
(“COVID-19”)
pandemic and the ability to secure additional capital to fund operations. Product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
The Company has incurred recurring losses since inception, including net losses of $76.5 million and $71.1 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $402.0 million. The Company expects to continue to generate operating losses for the foreseeable future. The Company expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance date of these consolidated financial statements. The future viability of the Company beyond that point is dependent on the results of the strategic review process and its ability to raise additional capital to fund its operations.
The Company expects to continue to incur costs and expenditures in connection with the process of evaluating strategic alternatives. There can be no assurance, however, that the Company will be able to successfully consummate any particular strategic transaction. The process of continuing to evaluate these strategic options may be very costly, time-consuming and complex and the Company has incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal, accounting and advisory fees and expenses and other related charges. Should the Company resume the development of its programs, it will need to obtain substantial additional funding in connection with continuing operations, particularly as the Company advances its preclinical activities and clinical trials for its product candidates in development. If the

Company is unable to raise capital when needed, or on attractive terms, it could be forced to delay, reduce or eliminate its research or drug development programs or any future commercialization efforts. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual for research and development expenses and the valuation of stock-based awards. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.
Concentrations of Credit Risk and of Significant Suppliers
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains all cash, cash equivalents and marketable securities at two accredited financial institutions in amounts that exceed federally insured limits (see Note 13).
The Company has been dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company has historically relied on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs.
Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.
Marketable Securities
The Company’s marketable securities are classified as
available-for-sale
and are carried at fair value with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included as a component of interest and other income, net based on the specific identification method. The Company classifies its marketable securities with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities are available for current operations.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Lab equipment	5 years
Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of life of lease or estimated useful life
Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.
Impairment of Long-Lived Assets
Long-lived assets consist of property and equipment and
right-of-use
assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022 or 2021.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Leases
Prior to January 1, 2022, the Company accounted for leases under ASC 840,
Leases
(“ASC 840”). Effective January 1, 2022, the Company accounts for leases under ASC 842,
Leases
(“ASC 842”). Therefore, as of December 31, 2021, the Company’s consolidated financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such period. As of and for the year ended December 31, 2022, the Company’s consolidated financial statements are presented in accordance with ASC 842.
In accordance with ASC 842, the Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset’s economic benefits. The Company determines if an arrangement is a lease or contains an embedded lease at inception. For arrangements that meet the definition of a lease, the Company determines the initial classification and measurement of its right-of-use
asset and lease liability at the lease commencement date and thereafter if modified. The lease term includes any renewal options that the Company is reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term. The Company’s policy is to not record leases with an original term of twelve months or less on its consolidated balance sheets and recognizes those lease payments in the income statement on a straight-line basis over the lease term. The Company’s existing leases are for office and laboratory space.
In addition to rent, the leases may require the Company to pay additional costs, such as utilities, maintenance and other operating costs, which are generally referred to as non-lease
components. The Company has elected to not separate lease and non-lease
components. Only the fixed costs for lease components and their associated non-lease
components are accounted for as a single lease component and recognized as part of a right-of-use
asset and lease liability. Rent expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expense in the consolidated statements of operations and comprehensive loss.
Deferred Rent
The Company’s lease agreements include payment escalations and lease incentives, which, prior to the adoption of ASC 842 on January 1, 2022, were accrued or deferred as appropriate such that rent expense for each lease was recognized on a straight-line basis over the respective lease term. Adjustments for such items, consisting primarily of tenant improvement allowances and payment escalations, were recorded as deferred rent and amortized over the lease term.
Segment Information
The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. All of the Company’s tangible assets are held in the United States.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, manufacturing expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.
Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred. Advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Research, Development and Manufacturing Contract Costs Accruals
The Company has entered into various research, development and manufacturing contracts with research institutions and other companies both inside and outside of the United States. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research, development and manufacturing costs. When evaluating the adequacy of any accrual estimate, the Company analyzes a number of factors, including the Company’s knowledge of the progress of the studies or trials, including the phase or completion of events; invoices received to date under the contracts; communication from the third parties of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.
Patent Costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.
Stock-Based Compensation
The Company measures compensation expense for all stock options and other stock-based awards granted to employees, directors and non-employees
based on the fair value on the date of grant and recognizes such compensation expense over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with either service-only vesting conditions and records the expense using the straight-line method or service and performance vesting conditions and records the expense when achievement of the performance condition becomes probable using the graded-vesting method. The Company accounts for forfeitures as they occur.
The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies along with the volatility of its own stock and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements by applying a two-step
process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2022 and 2021, the Company’s only element of other comprehensive income (loss) was unrealized gains (losses) on marketable securities.
Net Loss per Share
Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options. For periods in which the Company has reported net losses, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their affect is anti-dilutive.
The Company reported a net loss for the years ended December 31, 2022 and 2021. The following potential dilutive securities, presented based on amounts outstanding at each period end, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:

	As of December 31,
	2022	2021
Stock options to purchase common stock	8,475,816	6,248,675
Unvested restricted common stock units	427,244	479,918
Shares of common stock issuable under Employee Stock Purchase Plan	72,611	42,634

	8,975,671	6,771,227

Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments – Credit Losses (Topic 326)
. The new standard adjusts the accounting for assets held at amortized costs basis, including marketable securities accounted for as available for sale. The standard eliminates the probable initial recognition threshold and requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2019 and for interim periods within those fiscal years. For nonpublic entities and emerging growth companies that choose to take advantage of the extended transition period, the guidance is effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU
No. 2019-10,
which deferred the effective date for nonpublic entities and emerging growth companies to annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not believe the guidance will have a material impact on its consolidated financial statements.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU
No. 2016-02,
Leases (Topic 842)
(“ASU
2016-02”),
which require lessees to recognize most leases on their balance sheet as a right-of-use
asset and a lease liability. In general, lease arrangements exceeding a twelve-month term must be recognized as assets and liabilities on the balance sheet. Under ASU
2016-02,
a
right-of-use
asset and lease obligation is recorded for all leases, whether operating or financing, while the income statement reflects lease expense for operating leases and amortization and interest expense for financing leases. The FASB also issued ASU
2018-10,
Codification Improvements to Topic 842
Leases
, and ASU
2018-11,
Targeted Improvements to Topic 842 Leases
, which allows the new lease standard to be applied as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings rather than retroactive restatement of all periods presented. The Company adopted the new leasing standards on January 1, 2022 using a modified retrospective approach applied at the beginning of the period of adoption.
The Company elected the “package of practical expedients,” which permits the Company not to reassess under the new standards for prior conclusions about lease identification, lease classification and initial direct costs. The Company did not apply the hindsight practical expedient when determining the lease term for existing leases and assessing impairment of expired or existing leases. The Company elected to utilize its incremental borrowing rate based on the remaining lease term as of the date of adoption. In connection with the adoption of ASU
2016-02,
the Company recognized a
right-of-use
asset of $26.1 million and lease liabilities of $33.0 million on its consolidated balance sheet. The deferred rent balance of $7.0 million as of January 1, 2022 was recorded as an offset to the Company’s right-of-use
asset. The adoption of the standard did not have a material impact on the Company’s results of operations or cash flows.
3. Marketable Securities and Fair Value Measurements
As of December 31, 2022, marketable securities by security type consisted of (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. treasury notes (due within one year)	$54,596	$2	$(183)	$54,415

Total	$54,596	$2	$(183)	$54,415

As of December 31, 2021, marketable securities by security type consisted of (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. treasury notes (due within one year)	$30,213	$—	$(20)	$30,193
U.S. treasury notes (due after one year through two years)	15,093	—	(10)	15,083

Total	$45,306	$—	$(30)	$45,276

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2022 Using:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$56,663	$—	$—	$56,663
Marketable securities:
U.S. treasury notes	—	54,415	—	54,415

Total	$56,663	$54,415	$—	$111,078

	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$131,542	$—	$—	$131,542
Marketable securities:
U.S. treasury notes	—	45,276	—	45,276

Total	$131,542	$45,276	$—	$176,818

4. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Laboratory and computer equipment	$6,954	$6,397
Furniture and fixtures	826	826
Leasehold improvements	6,905	6,905

	14,685	14,128
Less: Accumulated depreciation and amortization	(8,590)	(6,667)

	$6,095	$7,461

Depreciation and amortization expense was $1.9 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively.
5. Accrued Expenses
Accrued expenses consisted of the following (in thousands):

	December 31,
	2022	2021
Accrued payroll and related expenses	$4,162	$3,346
Accrued external research and development expenses	3,091	2,813
Deferred rent, current portion	—	555
Accrued other	1,018	1,109

	$8,271	$7,823

6. Common Stock
The Company has a shelf registration statement on Form
S-3
(the “Shelf”) on file with the SEC, which covers the offering, issuance and sale of up to an aggregate of $250.0 million of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof. The Company also entered into a sales agreement, as amended, with Cowen and Company, LLC, as sales agent to provide for the issuance and sale by the Company of up to $50.0 million of common stock from time to time in
“at-the-market”
offerings under the Shelf (the “ATM Program”). The Shelf was declared effective by the SEC on August 12, 2022.
During the year ended December 31, 2022, the Company sold 1,644,200 shares of its common stock under the ATM Program at a weighted average price per share of $1.82 resulting in net proceeds of $2.8 million after commissions and offering costs. As of December 31, 2022, $247.0 million remained available under the Shelf, including up to $47.0 million available for sale under the ATM Program.
In May 2021, the Company issued and sold 9,599,998 shares of its common stock in a private placement at a purchase price of $9.00 per share, resulting in net proceeds of $86.1 million, after deducting offering expenses. In connection with the private placement, the Company filed a resale registration statement with the SEC in June 2021 to register the resale of these shares by the purchasers in the private placement.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends unless declared by the board of directors.
7. Stock-Based Compensation
2018 Stock Option and Incentive Plan
The Magenta Therapeutics, Inc. 2018 Stock Option and Incentive Plan (the “2018 Plan”) provides for the grant of incentive stock options, non-statutory
stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants. Shares of common stock underlying any awards under the 2018 Plan and the Magenta Therapeutics, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”) that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) will be available for future awards under the 2018 Plan. As of December 31, 2022, 3,102,231 shares remained available for future grants under the 2018 Plan.
The 2018 Plan provides that the number of shares reserved and available for issuance under the 2018 Plan will automatically increase each January 1 by 4% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Company’s compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in capitalization. The number of shares reserved for issuance under the 2018 Plan was increased by 2,425,596 shares effective January 1, 2023.
2016 Stock Option and Grant Plan
The Company also has outstanding stock options and restricted stock awards under the 2016 Plan, but is no longer granting awards under this plan.
The 2018 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the term of awards may not be greater than ten years. Vesting periods are determined at the discretion of the board of directors. Awards typically vest over eighteen months to four years. The exercise price for stock options granted may not be less than the fair value of common stock as of the date of grant. The fair value of common stock is based on quoted market prices.

2019 Employee Stock Purchase Plan
Employees may elect to participate in the Magenta Therapeutics, Inc. 2019 Employee Stock Purchase Plan (the “ESPP”). The purchase price of common stock under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the offering date or the exercise date. The six-month
offering periods begin in December and June of each year. During the year ended December 31, 2022, 120,013 shares of common stock were purchased under the ESPP at a purchase price per share of $0.96. During the year ended December 31, 2021, 25,563 shares of common stock were purchased under the ESPP at a weighted average purchase price of $5.53 per share. The Company recognized $0.1 million and less than $0.1 million of stock-based compensation during the years ended December 31, 2022 and 2021, respectively, related to the ESPP. As of December 31, 2022, 593,239 shares remained available for issuance under the ESPP.
The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1 through January 1, 2029, by the lesser of (i) 1% of the number of shares issued and outstanding on the immediately preceding December 31, (ii) 1,000,000 shares and (iii) such number of shares as determined by the compensation committee of the Company’s board of directors. The number of shares reserved for issuance under the ESPP did not increase on January 1, 2023.
Common Stock Option Valuation
The assumptions that the Company used to determine the fair value of options granted were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2022	2021
Risk-free interest rate	2.5%	0.9%
Expected term (in years)	5.9	6.0
Expected volatility	81.2%	80.5%
Expected dividend yield	0%	0%
Common Stock Option Activity
The following table summarizes the Company’s option activity since December 31, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2021	6,248,675	$9.15	8.2	$—
Granted	4,509,673	$2.13
Exercised	—	$—
Forfeited	(2,282,532)	$7.31

Outstanding as of December 31, 2022	8,475,816	$5.91	8.2	$—

Options vested and expected to vest as of December 31, 2022	8,475,816	$5.91	8.2	$—

Options exercisable as of December 31, 2022	3,641,107	$8.27	7.1	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. There were no option exercises during the year ended December 31, 2022. The aggregate intrinsic value of options exercised during the year ended December 31, 2021 was $1.3 million.
The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2022 and 2021 was $1.48 and $6.32, respectively.
Restricted Stock Units
The Company granted service-based restricted stock units to certain employees which vests over eighteen months to four years. Upon vesting, each restricted stock unit entitles the holder to a specified number of shares of common stock.
The table below summarizes the Company’s restricted stock unit activity since December 31, 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	289,918	$7.79
Granted	185,871	$1.90
Vested	(76,539)	$6.46
Forfeited	(142,006)	$6.97

Outstanding as of December 31, 2022	257,244	$4.38

The total fair value of restricted stock units vested during the years ended December 31, 2022 and 2021 was $0.1 million and $0.3 million, respectively.
Performance Restricted Stock Units
The Company grants performance-based restricted stock units to certain senior employees which vest upon the occurrence of certain operational and financial events. At the achievement of the performance-based vesting criteria, each performance-based restricted stock unit entitles the holder to a specified number of shares of common stock.
The table below summarizes the Company’s performance restricted stock unit activity since December 31, 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	190,000	$9.91
Granted	—	$—
Vested	—	$—
Forfeited	(20,000)	$7.51

Outstanding as of December 31, 2022	170,000	$10.19

There was no performance restricted stock units vested during the year ended December 31, 2022. The total fair value of performance restricted stock units vested during the year ended December 31, 2021 was $1.0 million.

Stock-Based Compensation
Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2022	2021
Research and development expenses	$1,877	$3,836
General and administrative expenses	5,144	6,472

	$7,021	$10,308

As of December 31, 2022, unrecognized compensation expense related to unvested share-based awards with service-based vesting conditions was $13.6 million, which is expected to be recognized over a weighted average period of 2.2 years. Additionally, the Company had unrecognized compensation cost of $1.7 million related to the unvested performance restricted stock units for which the performance conditions were not considered probable of achievement as of December 31, 2022.
8. Leases
The Company has a sublease, as amended, for up to approximately 69,000 square feet of office and laboratory space in Cambridge, Massachusetts. The sublease is subject and subordinate to a prime lease between the sublandlord and the prime landlord. The term of the sublease commenced in June 2018 and expires in February 2028. The sublandlord has the right to terminate the sublease after five years. The Company classified this sublease as an operating lease under ASC 842. The Company is obligated to pay real estate taxes and other costs related to the premises, including costs of operations and management of the leased premises. To the extent these costs are variable, they were not included in the measurement of the right-of-use
asset and lease liability. In connection with the sublease, as amended, the sublandlord funded $5.2 million in tenant improvements to the leased facility during 2019. The Company is required to maintain a cash balance of $1.8 million to secure a letter of credit associated with the sublease. This amount was classified as noncurrent restricted cash in the consolidated balance sheets at December 31, 2022 and 2021.
As of December 31, 2021, the Company had long-term deferred rent of $6.4 million related to lease incentives and payment escalations. As of December 31, 2021, the short-term portion of deferred rent of $0.6 million was included in accrued expenses and other current liabilities. In connection with the adoption of ASC 842 on January 1, 2022, these amounts were recorded as a reduction to the operating lease, right-of-use
asset.
The components of the Company’s lease expense under ASC 842 were as follows (in thousands):

Year Ended December 31, 2022
Operating lease cost	$6,407
Short-term lease cost	—
Variable lease cost	1,406

$7,813

Supplemental disclosure of cash flow information related to the lease was as follows (in thousands):

Year Ended December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$6,567
Operating lease liabilities arising from obtaining right-of-use asset	$—
The weighted average remaining lease term and discount rate were as follows:

December 31, 2022
Weighted-average remaining lease term—operating lease (in years)	5.17
Weighted-average discount rate—operating lease	11.00%
Because the interest rate implicit in the lease was not readily determinable, the Company’s estimated incremental borrowing rate was used to calculate the present value of the lease.
As of December 31, 2022, the future minimum lease payments due under the noncancelable operating lease was as follows (in thousands):

2023	$6,936
2024	7,313
2025	7,679
2026	8,062
2027	8,466
Thereafter	1,439

Total future minimum lease payments	39,895
Less: imputed interest	(9,933)

Total operating lease liabilities	$29,962

The following table represents the lease liabilities on the consolidated balance sheet (in thousands):

December 31, 2022
Current operating lease liability	$3,824
Operating lease liability, net of current portion	26,138

Total operating lease liabilities	$29,962

As previously disclosed in the Company’s Annual Report on Form
10-K
and under the previous lease accounting standard, ASC 840,
Leases
, the following table summarizes the future minimum lease payments due under the operating lease as of December 31, 2021 (in thousands):

2022	$6,375
2023	6,734
2024	7,100
2025	7,455
2026	7,828
Thereafter	9,617

$45,109

Rent expense for the year ended December 31, 2021 was $6.2 million.
In 2018, the Company entered into two
sub-subleases
of approximately 27,000 square feet of office space in Cambridge, Massachusetts. One of the sub-subleases,
as amended, expired in December 2021. The remaining
sub-sublease,
as amended, was set to expire in April 2022 but was further amended to increase the square footage from 13,643 square feet to 26,114 square feet and to extend the expiration to April 2024. As of December 31, 2022, the remaining base rent payments due to the Company under the amended sub-sublease
was $3.6 million. The Company recorded other income of $3.1 million and $3.5 million during the years ended December 31, 2022 and 2021, respectively, related to these sub-subleases.
9. Commitments and Contingencies
Leases
The Company’s commitments under its leases are described in Note 8.
Collaboration Agreement
In March 2018, the Company entered into a collaboration agreement with Heidelberg Pharma Research GmbH (“HDPR”) whereby the parties agreed to combine the Company’s stem cell platform with proprietary antibodies across up to four exclusive targets with HDPR’s proprietary Antibody Targeted Amanitin Conjugates platform. Under the agreement, the Company may pay upfront technology access fees, research exclusivity fees and payment for research support. Additionally, upon the exercise of certain license rights, the Company may be obligated to pay HDPR development, regulatory and commercial milestone payments of up to $83.5 million per target as well as royalties on net sales of products licensed under the agreement. During each of the years ended December 31, 2022 and 2021, the Company recorded $0.4 million of research and development expense related to this agreement for upfront technology access fees, research exclusivity fees and research support. During the year ended December 31, 2022, the Company recorded $2.0 million of research and development expense related to the achievement of a development milestone. During the year ended December 31, 2021, the Company did not incur any expense related to the achievement of these milestones.
Intellectual Property Licenses
The Company has a license agreement with the President and Fellows of Harvard College (“Harvard”), entered into in November 2016, for an exclusive, worldwide, royalty-bearing license for certain technologies related to conditioning and mobilization. The Company is obligated to pay Harvard maintenance fees of $0.1 million annually and to reimburse qualified expenses related to the patents. The Company is also obligated to pay milestone payments of up to $7.4 million for the first two licensed products upon the achievement of certain development and regulatory milestones and to pay royalties on a product-by-product
and
country-by-country
basis on net sales of products licensed under the agreement. During the year ended December 31, 2022, the Company did not incur any expense related to the achievement of these milestones. During the year ended December 31, 2021, the Company recorded $0.1 million of expense related to the achievement of one of these milestones.
In November 2022, the Company entered into a license agreement with ImmunoGen, Inc. (“ImmunoGen”), for an exclusive, worldwide, royalty-bearing license for certain technology related to one of the Company’s conditioning programs. Upon execution of the agreement, the Company made a nonrefundable payment of $4.4 million in partial consideration for the license. The Company is also obligated to pay milestone payments of up to $125.0 million in the aggregate upon the achievement of certain development, regulatory and sales-based milestones and to pay single-digit royalties on a product-by-product
and
country-by-country
basis on net sales of products licensed under the agreement. During the year ended December 31, 2022, the Company did not incur any expense related to the achievement of these milestones. Effective December 29, 2022, Michael Vasconcelles, a member of the Company’s board of directors, became ImmunoGen’s Executive Vice President of Research, Development, and Medical Affairs (see Note 12).

The Company has agreements with third parties in the normal course of business, under which it can license certain developed technologies. If the Company exercises its rights to license the respective technologies, it may be subject to additional fees and milestone payments. During the year ended December 31, 2022, the Company recorded research and development expense of $0.1 million related to the license of certain developed technologies under these agreements. During the year ended December 31, 2021, the Company did not incur any expense related to these licenses.
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2022.
Legal Proceedings
The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as they are incurred.
10. 401(k) Savings Plan
The Company has a 401(k) available for participating employees who meet certain eligibility requirements. Eligible employees may defer a portion of their salary as defined by the plan. Company contributions to the plan may be made at the discretion of the board of directors of the Company. Effective August 2021, the Company began making matching contributions of up to 2% of eligible wages. During the years ended December 31, 2022 and 2021, the Company recorded $0.2 million and $0.1 million, respectively, of expense related to this matching contribution.
11. Income Taxes
During the years ended December 31, 2022 and 2021, the Company recorded no income tax benefits for the net operating losses incurred or for the research and orphan drug tax credits generated in each year, due to its uncertainty of realizing a benefit from those items.
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2022	2021
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	5.9	5.8
Research and orphan drug tax credits	4.1	3.3
Other	(1.1)	0.5
Increase in deferred tax asset valuation allowance	(29.9)	(30.6)

Effective income tax rate	—%	—%

Net deferred tax assets as of December 31, 2022 and 2021 consisted of the following (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$73,843	$67,236
Capitalized research and development expenses	20,137	8,665
Research and orphan drug tax credit carryforwards	15,550	12,370
Operating lease liability	8,110	—
Stock compensation expense	6,683	5,430
Accrued expense	1,112	936
Other	—	1,891

Total deferred tax assets	125,435	96,528
Valuation allowance	(118,215)	(95,367)

Net deferred tax assets	7,220	1,161

Deferred tax liabilities:
Operating lease, right-of-use asset	(6,271)	—
Depreciation and amortization	(949)	(1,161)

Total deferred tax liabilities	(7,220)	(1,161)

Net deferred tax assets and liabilities	$—	$—

As of December 31, 2022, the Company had net operating loss carryforwards for federal income tax purposes of $272.9 million, of which $17.5 million begin to expire in 2035 and $255.4 million can be carried forward indefinitely. As of December 31, 2022, the Company had net operating loss carryforwards for state income tax purposes of $272.6 million which begin to expire in 2035. As of December 31, 2022, the Company also had available research and orphan drug tax credit carryforwards for federal and state income tax purposes of $12.9 million and $3.4 million, respectively, which begin to expire in 2035 and 2030, respectively. Utilization of the net operating loss carryforwards and research and orphan drug tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. The Company has not conducted a formal study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382 and 383 of the Code, at any time since inception, utilization of the net operating loss carryforwards or research and orphan drug tax credit carryforwards may be subject to an annual limitation under Section 382 and 383 of the Code, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt
rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and orphan drug tax credit carryforwards before utilization.
The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. The Company considered its history of cumulative net losses incurred since inception and its lack of commercialization of any products since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2022 and 2021. The Company reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022 and 2021 related primarily to the increase in net operating loss carryforwards, capitalized research and development expenses and research and orphan drug tax credit carryforwards. During the year ended December 31, 2022, capitalized research and development expenses increased pursuant to Section 174 of the Code. The changes in the valuation allowance for the years ended December 31, 2022 and 2021 and were as follows (in thousands):

	Year Ended December 31,
	2022	2021
Valuation allowance as of beginning of year	$95,367	$73,600
Net increases recorded to income tax provision	22,848	21,767

Valuation allowance as of end of year	$118,215	$95,367

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2022 or 2021.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are open under statute from 2019 to the presen
t. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.
12. Related Parties
Effective December 29, 2022, Michael Vasconcelles, a member of t he Com
pany’s board of directors, became ImmunoGen’s Executive Vice President of Research, Development, and Medical Affairs. The Company and ImmunoGen entered into a license agreement in November 2022 (see Note 9) and a Material Transfer and Evaluation Agreement, as amended, in August 2020. For the year ended December 31, 2022, the Company recorded expense of $4.6 million related to these agreements. As of December 31, 2022, amounts on the consolidated balance sheet related to these agreements was $0.1 million which was included in accounts payable and accrued expenses.
Effective March 2018, Amy Lynn Ronneberg, the then serving President of Be The Match BioTherapies, LLC, became a member of the Company’s board of directors and subsequently was appointed Chief Executive Officer of the National Marrow Donor Program/Be The Match, or NMDP/Be The Match, organization in June 2020. The Company has collaboration agreements with the National Marrow Donor Program (as successor in interest to Be The Match BioTherapies Collection Services, LLC (formerly known as Be The Match BioTherapies, LLC)) and a research agreement with an affiliated organization, Center for International Blood and Marrow Transplant Research. In addition, in June 2020, the Company entered into a clinical collaboration agreement with NMDP/Be The Match to evaluate the potential utility of
MGTA-145
for mobilizing and collecting hematopoietic stem cells from donors in a single day and then using them for allogeneic transplant in patients. Under the terms of this agreement, the Company shall fund up to fifty percent of NMDP/Be The Match clinical trial costs and provide the trial drugs which will be incl uded i
n research and development expense. For the years ended December 31, 2022 and 2021, the Company recorded expense of $0.3 million and $0.7 million, respectively, related to these agreements. As of December 31, 2022 and 2021, amounts on the consolidated balance sheets related to these agreements were $0.1 million and $0.2 million, respectively, which amounts were included in accounts payable and accrued expenses and other current liabilities and less than $0.1 million as of December 31, 2021, which amount was included in prepaid expenses and other current assets.
13. Subsequent Events
As of December 31, 2022, the Company had approximately $5.7 million on deposit at Silicon Valley Bank (“SVB”), consisting of $3.9 million of cash and cash equivalents and $1.8 million of restricted cash. SVB was closed on March 10, 2023, by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Subsequent to the closure of SVB, the FDIC created Silicon Valley Bridge Bank, N.A. (“SVB Bridge Bank”) and the Company’s SVB deposits were transferred to SVB Bridge Bank. As of March 20, 2023, the Company had approximately $36.9 million, including $1.8 million of restricted cash, on deposit at SVB Bridge Bank.
On January 31, 2023, the Company received a written notice from the staff of Nasdaq’s Listing Qualifications Department, notifying the Company that, for the 30 consecutive business day period between December 15, 2022 through January 30, 2023, the bid price for its common stock had closed below the $1.00 per share minimum bid price requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5450(a)(1), or the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until July 31, 2023, to regain compliance with the Minimum Bid Price Requirement. If the Company fails to satisfy the continued listing requirements of Nasdaq, such as the Minimum Bid Price Requirement, Nasdaq may take steps to delist its common stock.
On February 2, 2023, after a review of the Company’s business, programs, resources and capabilities, including anticipated costs and timelines, the Company announced the decision to halt further development of its programs and to conduct a comprehensive review of strategic alternatives. The Company also announced a corporate restructuring on February 7, 2023 that resulted in a reduction in its workforce by 84% that was substantially completed in February 2023 resulting in severance and related costs of approximately $5.4 million.
As part of the strategic review process, the Company is exploring potential strategic alternatives that include, without limitation, an acquisition, merger, business combination or other transaction. The Company is also exploring strategic alternatives related to its product candidates and related assets, including, without limitation, licensing transactions and asset sales. There can be no assurance that the strategic review process will result in the Company pursuing a transaction, or that any transaction, if pursued, will be completed on terms favorable to the Company and its stockholders. If the strategic review process is unsuccessful, the Company’s board of directors may decide to pursue a dissolution and liquidation of the Company.
On February 6, 2023, the Company entered into an agreement with Wedbush Securities Inc
.
(“Wedbush”) to act as the Company’s exclusive strategic financial advisor in connection with a potential strategic transaction including but not limited to an acquisition, merger, business combination or other transaction. Upon the consummation of such transaction, the Company agreed to pay Wedbush a success fee of 1.0% of the transaction value with a minimum fee of $1.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Dianthus Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Dianthus Therapeutics, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ equity/(deficit) and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses and negative cash flows from operations and has limited capital resources to fund ongoing operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Morristown, New Jersey
May 15, 2023
We have served as the Company’s auditor since 2022.

DIANTHUS THERAPEUTICS, INC.
Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$15,365	$7,638
Short-term investments	60,125	—
Receivable from related party	4,700	469
Unbilled receivable from related party	938	1,007
Prepaid expenses and other current assets	905	274

Total current assets	82,033	9,388
Property and equipment, net	142	33
Right-of-use operating lease assets	814	—
Other assets and restricted cash	121	30

Total assets	$83,110	$9,451

Liabilities, Convertible Preferred Stock and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable	$1,167	$1,359
Accrued expenses	6,608	3,993
Current portion of deferred revenue—related party	100	—
Current portion of operating lease liabilities	350	—

Total current liabilities	8,225	5,352
Deferred revenue—related party	791	—
Long-term operating lease liabilities	438	—

Total liabilities	9,454	5,352

Commitments and contingencies (Note 15)
Preferred stock, $0.0001 par value per share; 33,336,283 and 10,329,266 shares authorized at December 31, 2022 and 2021, respectively
Convertible preferred stock:
Series Seed 1 convertible preferred stock, 6,500,000 shares designated, issued, and outstanding, liquidation preference of $6,500 at December 31, 2022 and 2021	6,436	6,436
Series Seed 2 convertible preferred stock, 3,829,265 shares designated, issued, and outstanding, liquidation preference of $15,000 at December 31, 2022 and 2021	14,912	14,912
Series A convertible preferred stock, 23,007,017 shares designated, issued, and outstanding, liquidation preference of $100,000 at December 31, 2022	96,676	—

Total convertible preferred stock	118,024	21,348

Stockholders’ equity/(deficit):
Common stock, $0.0001 par value per share; 40,000,000 shares authorized, 4,014,000 shares issued and outstanding at December 31, 2022 and 2021	—	—
Additional paid-in capital	1,661	143
Accumulated deficit	(45,868)	(17,392)
Accumulated other comprehensive loss	(161)	—

Total stockholders’ equity/(deficit)	(44,368)	(17,249)

Total liabilities, convertible preferred stock and stockholders’ equity/(deficit)	$83,110	$9,451

The accompanying notes are an integral part of these financial statements.

DIANTHUS THERAPEUTICS, INC.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Years Ended December 31,
	2022	2021
Revenues:
License revenue—related party	$6,417	$1,476
Operating expenses:
Research and development	29,379	12,606
General and administrative	6,743	1,956

Total operating expenses	36,122	14,562

Loss from operations	(29,705)	(13,086)
Other income/(expense):
Interest income	1,145	3
Gain/(loss) on currency exchange, net	136	(26)
Other expense	(52)	—

Total other income/(expense)	1,229	(23)

Net loss	$(28,476)	$(13,109)

Net loss per share attributable to common stockholders, basic and diluted	$(7.10)	$(3.27)

Weighted-average number of common shares outstanding, used in computing net loss per common share, basic and diluted	4,009,204	4,005,704

Other comprehensive loss:
Net loss	$(28,476)	$(13,109)
Other comprehensive loss:
Change in unrealized losses related to available-for-sale debt securities	(161)	—

Total other comprehensive loss	(161)	—

Total comprehensive loss	$(28,637)	$(13,109)

The accompanying notes are an integral part of these financial statements.

DIANTHUS THERAPEUTICS, INC.
Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity/(Deficit)
(in thousands, except share data)

	Convertible Preferred Stock							Stockholders’ Equity/(Deficit)
	Series Seed 1 Convertible Preferred Stock		Series Seed 2 Convertible Preferred Stock		Series A Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance, January 1, 2021	6,500,000	$6,436	—	$—	—	$—	$6,436	4,014,000	$—	$80	$(4,283)	$—	$(4,203)

Issuance of convertible preferred stock, net of issuance costs of $88	—	—	3,829,265	14,912	—	—	14,912	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	63	—	—	63
Net loss	—	—	—	—	—	—	—	—	—	—	(13,109)	—	(13,109)

Balance, December 31, 2021	6,500,000	$6,436	3,829,265	$14,912	—	$—	$21,348	4,014,000	$—	$143	$(17,392)	$—	$(17,249)

Issuance of convertible preferred stock, net of issuance costs of $3,324	—	—	—	—	23,007,017	96,676	96,676	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	1,518	—	—	1,518
Net loss	—	—	—	—	—	—	—	—	—	—	(28,476)	—	(28,476)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)

Balance, December 31, 2022	6,500,000	$6,436	3,829,265	$14,912	23,007,017	$96,676	$118,024	4,014,000	$—	$1,661	$(45,868)	$(161)	$(44,368)

The accompanying notes are an integral part of these financial statements.

DIANTHUS THERAPEUTICS, INC.
Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(28,476)	$(13,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	30	—
Stock-based compensation expense	1,518	63
Accretion on short-term investments	(606)	—
Amortization of right-of-use operating lease assets	117	—
Changes in operating assets and liabilities:
Receivable from related party	(4,231)	(469)
Unbilled receivable from related party	69	(1,007)
Prepaid expenses and other current assets	(631)	(271)
Other assets	(31)	(30)
Accounts payable, accrued expenses and operating lease liabilities	2,280	4,919
Deferred revenue—related party	891	—

Net cash used in operating activities	(29,070)	(9,904)

Cash flows from investing activities:
Capital expenditures	(139)	(33)
Purchases of short-term investments	(61,680)	—
Proceeds from maturities of short-term investments	2,000	—

Net cash used in investing activities	(59,819)	(33)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred stock	100,000	—
Payment of issuance costs for Series A convertible preferred stock	(3,324)	—
Proceeds from issuance of Series Seed 2 convertible preferred stock	—	15,000
Payment of issuance costs for Series Seed 2 convertible preferred stock	—	(88)

Net cash provided by financing activities	96,676	14,912

Increase in cash, cash equivalents and restricted cash	7,787	4,975
Cash, cash equivalents and restricted cash, beginning of period	7,638	2,663

Cash, cash equivalents and restricted cash, end of period	$15,425	$7,638

Supplemental Disclosure
Cash and cash equivalents	$15,365	$7,638
Restricted cash	60	—

Total cash, cash equivalents and restricted cash	$15,425	$7,638

Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

Additions to right-of-use lease assets from new operating lease liabilities	$931	$—

The accompanying notes are an integral part of these financial statements.

DIANTHUS THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
1. Nature of Organization and Operations
Dianthus Therapeutics, Inc. (“Dianthus” or the “Company”) is a clinical-stage biotechnology company focused on developing next-generation complement therapeutics for patients with severe autoimmune and inflammatory diseases. Dianthus was incorporated in the State of Delaware on May 1, 2019 and its corporate headquarters is located in New York, New York.
Currently, the Company is devoting substantially all efforts and resources toward product research and development. The Company has incurred losses from operations and negative operating cash flows since its inception. There can be no assurance that its research and development programs will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its key employees, consultants, and advisors.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on its key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with government regulations. If the Company does not successfully commercialize any of its product candidates, it will be unable to generate recurring product revenue or achieve profitability.
The Company’s potential product candidates that are in development require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if its product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales.
Liquidity and Going Concern
In accordance with Accounting Standards Update
No. 2014-15,
Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern
(Subtopic
205-40),
the Company evaluated the following adverse conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements were issued (the “issuance date”):

•
Since its inception, the Company has funded its operations primarily with outside capital (i.e., proceeds from the sale of preferred stock) and has incurred significant recurring losses, including net losses of $28.5 million and $13.1 million for the years ended December 31, 2022 and 2021, respectively. In addition, the Company had an accumulated deficit of $45.9 million as of December 31, 2022;

•	The Company expects to continue to incur significant recurring losses and rely on outside capital to fund its operations for the foreseeable future; and

•
The Company expects its available cash, cash equivalents and short-term investments on hand as of the issuance date will not be sufficient to fund its obligations as they become due for at least one year beyond the issuance date.

While the Company is seeking to secure additional outside capital as of the issuance date, management can provide no assurance such capital will be secured or on terms that are acceptable to the Company. Similarly, as disclosed in Note 17, while the Company plans to consummate a reverse merger and concurrent private financing during the second half of fiscal year 2023, management can provide no assurance the reverse merger and concurrent private financing will be consummated on terms that are acceptable to the Company, if at all.
In the event the Company is unable to secure additional outside capital and/or consummate the reverse merger and concurrent private financing, management will be required to seek other alternatives which may include, among others, a delay or termination of clinical trials or the development of its product candidates, temporary or permanent curtailment of the Company’s operations, a sale of assets, or other alternatives with strategic or financial partners. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern.
The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Segment Information
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company operates as a single operating segment and has one reportable segment.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ materially from those estimates.
Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates including the following: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Significant estimates are used in the following areas, among others: the recognition of research and development expense, stock-based compensation expense and revenue recognition.
Cash and Cash Equivalents
All
short-term,
highly liquid investments with original maturities of 90 days or less are considered to be cash and cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents are valued at cost, which approximates fair value.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and short-term investments. The Company regularly maintains deposits in accredited financial institutions in excess of federally insured limits. The Company invests its excess cash primarily in money market funds, U.S. treasury securities and U.S. government agency securities in accordance with the Company’s investment policy. The Company’s investment policy defines allowable investments and establishes guidelines relating to credit quality, diversification, and maturities of its investments to preserve principal and maintain liquidity. The Company has not experienced any realized losses related to its cash, cash equivalents and short-term investments and management believes the Company is not exposed to significant risks of losses.
As of December 31, 2022, the Company held cash deposits at Silicon Valley Bank (“SVB”) in excess of government insured limits. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation was appointed as receiver. No losses were incurred by the Company on deposits that were held at SVB. Management believes that the Company is not currently exposed to significant credit risk as the vast majority of the Company’s deposits were either owned directly by the Company and held in custody at a third-party financial institution or, subsequent to March 10, 2023, have been transferred to a third-party financial institution. The Company does not currently have any other significant relationships with SVB.
Short-term Investments
Short-term investments consist of investments in U.S. treasury and U.S. government agency securities. Management of the Company determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its short-term investments as available-for-sale
pursuant to ASC 320,
Investments—Debt and Equity Securities
and reports them at fair value in short-term investments with unrealized gains and losses reported as a component of accumulated other comprehensive income loss on the balance sheet. Realized gains and losses and declines in value judged to be other than temporary are included as a component of interest income based on the specific identification method.
Receivable from Related Party and Unbilled Receivable from Related Party
The receivable from related party and unbilled receivable from related party results from option and license agreements with Zenas BioPharma Limited (“Zenas”), a related party. See Notes 12 and 16 for more information. The receivable represents amounts earned and billed to Zenas but not yet collected while unbilled receivable represents amounts estimated to be earned but not yet billed to Zenas. The receivable and unbilled receivable are reported at net realizable value. Management of the Company regularly evaluates the creditworthiness of Zenas and their financial condition and does not require collateral from Zenas. As of December 31, 2022 and 2021, no allowance for doubtful accounts was recorded as all accounts were considered collectible.
Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three years for computer equipment and five years for furniture and fixtures. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned, and the related accumulated depreciation are eliminated from the accounts and any gains or losses are recognized in the accompanying statements of operations and comprehensive loss of the respective period.

Leases
Operating leases are accounted for in accordance with ASU
2016-02,
Leases
, as amended (“ASC 842”).
Right-of-use
lease assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. The measurement of lease liabilities is based on the present value of future lease payments over the lease term. As the Company’s leases do not provide an implicit rate, management used the Company’s incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The right-of-use
asset is based on the measurement of the lease liability and includes any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable. Rent expense for operating leases is recognized on a straight-line basis over the lease term. The Company does not have any leases classified as finance leases. Management have elected the practical expedient to exclude short-term leases from right-of-use
assets and lease liabilities.
The Company’s leases do not have significant rent escalation, holidays, concessions, material residual value guarantees, material restrictive covenants or contingent rent provisions. The Company’s leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease
components (e.g., common-area or other maintenance costs), which are accounted for as a single lease component as management have elected the practical expedient to group lease and non-lease
components for all leases.
Additional information and disclosures required under ASC 842 are included in Note 8.
Restricted Cash
In accordance with ASU
2016-18,
Statement of Cash Flows (Topic 230): Restricted Cash
, restricted cash is included as a component of cash, cash equivalents and restricted cash in the accompanying statements of cash flows. Restricted cash serves as collateral for a letter of credit securing office space. Restricted cash is recorded within other assets and restricted cash line item in the accompanying balance sheet.
Classification of Convertible Preferred Stock
Convertible preferred stock is recorded at its original issuance price, less direct and incremental offering costs, as stipulated by its terms. The Company has adopted the guidance in ASC
480-10-S99,
Distinguishing Liabilities from
Equity-Overall-SEC
Materials
, and has therefore classified the convertible preferred stock outside of stockholders’ equity/(deficit) in the accompanying balance sheets.
Effective January 1, 2021, the Company early adopted ASU
2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
which reduces complexity in applying U.S. GAAP to certain financial instruments with characteristics of liability and equity. The ASU removes the guidance that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The adoption did not have any impact on the Company’s financial statement presentation or disclosures.
License Revenue—Related Party
To date, the Company’s only revenue has been attributable to an upfront payment and cost reimbursements under the Company’s license agreement with Zenas. The Company has not generated any revenue from product sales and does not expect to generate any revenue from product sales for the foreseeable future.
The Company recognizes revenue pursuant to ASC 606,
Revenue from Contracts with Customers
(“ASC 606”). ASC 606 applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when the performance obligation is satisfied.
The Company evaluates the performance obligations promised in a contract that are based on goods and services that will be transferred to the customer and determine whether those obligations are both (i) capable of being distinct and (ii) distinct in the context of the contract. To the extent a contract includes multiple promised goods and services, the Company applies judgment to determine whether promised goods and services are both capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations.
The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential transaction price and the likelihood that the transaction price will be received. Variable consideration is included in the transaction price if, in management’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period for any changes. The Company then allocates the transaction price to each performance obligation and recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) control is transferred to the customer and the performance obligation is satisfied.
Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months this will be classified in current liabilities.
Additional information and disclosures required under ASC 606 are included in Note 12.
Research and Development Costs
Research and development expenses are recorded as expense, as incurred. Research and development expenses consists of (i) costs to engage contractors who specialize in the development activities of the Company; (ii) external research and development costs incurred under arrangements with third parties, such as contract research organizations and consultants; and (iii) costs associated with preclinical activities and regulatory operations.
The Company enters into consulting, research, and other agreements with commercial firms, researchers, and others for the provision of goods and services. Under such agreements, the Company may pay for services on a monthly, quarterly, project or other basis. Such arrangements are generally cancellable upon reasonable notice and payment of costs incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided by the service providers and vendors, whereas payments are dictated by the terms of each agreement. As such, depending on the timing of payment relative to the receipt of goods or services, management may record either prepaid expenses or accrued services. These costs consist of direct and indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on behalf of the Company.

Patent costs
Patent costs are expensed as incurred and recorded within general and administrative expenses.
Income Taxes
Income taxes are recorded in accordance with ASC 740,
Income Taxes (
“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2022 and 2021, the Company did not have any material uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.
Stock-Based Compensation
The Company accounts for stock-based compensation awards in accordance with ASC Topic 718,
Compensation
—Stock Compensation
(“ASC 718”). ASC 718 requires all stock-based payments, including grants of stock options and restricted stock, to be recognized in the statements of operations and comprehensive loss based on their fair values. All of the stock-based awards are subject only to service-based vesting conditions. Management estimates the fair value of the stock option awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the fair value of the Company’s common stock, (b) the expected stock price volatility, (c) the calculation of expected term of the award, (d) the risk-free interest rate and (e) expected dividends. Management estimates the fair value of the restricted stock awards using the fair value of the Company’s common stock. Forfeitures are recognized as they are incurred.
Management utilizes estimates and assumptions in determining the fair value of the Company’s common stock. Stock options were granted at exercise prices that represented the fair value of the Company’s common stock on the specific grant dates. Management utilized valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid,
Valuation of Privately Held Company Equity Securities Issued as Compensation
, to estimate the fair value of the Company’s common stock. Each valuation methodology includes estimates and assumptions that require management’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of the convertible preferred stock senior to the Company’s common stock at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the Company, under differing scenarios. Changes to the key assumptions used in the valuations could result in materially different fair values of common stock at each valuation date.
Due to the lack of a historical public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, management based its estimate of expected volatility on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. Management believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

Management used the simplified method, as prescribed by the SEC Staff Accounting Bulletin No. 107,
Share-Based Payment
, to calculate the expected term. The risk-free interest rate is based on observed interest rates appropriate for the term of the awards. The dividend yield assumption is based on history and expectation of paying no dividends.
Compensation expense related to stock-based awards is calculated on a straight-line basis by recognizing the grant date fair value, over the associated service period of the award, which is generally the vesting term.
Comprehensive Loss
The only component of comprehensive loss other than net loss is change in unrealized losses related to available-for-sale
debt securities.
Net Loss per Share
Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their impact is anti-dilutive. Additional information is included in Note 14.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326)
. The new standard adjusts the accounting for assets held at amortized costs basis, including marketable securities accounted for as available for sale. The standard eliminates the probable initial recognition threshold and requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2019 and for interim periods within those fiscal years. For nonpublic entities and emerging growth companies that choose to take advantage of the extended transition period, the guidance was effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU
No. 2019-10,
which deferred the effective date for nonpublic entities and emerging growth companies to annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not believe the guidance will have a material impact on its financial statements.
3. Short-Term Investments
The table below provides a summary of short-term investments (in thousands) as of December 31, 2022. There were no short-term investments as of December 31, 2021.

	December 31, 2022
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale, short-term investments:
U.S. treasury securities	$47,630	$3	$(122)	$47,511
U.S. government agency securities	12,656	—	(42)	12,614

Total available-for-sale, short-term investments	$60,286	$3	$(164)	$60,125

As of December 31, 2022, the
available-for-sale
securities classified as short-term investments mature in one year or less. Unrealized gains and losses on available-for-sale
securities as of December 31, 2022 were not significant and were primarily due to changes in interest rates. There were no significant realized gains or losses recognized on the sale or maturity of available-for-sale
investments for the years ended December 31, 2022 and 2021.
4. Prepaid Expenses and Other Current Assets
The following table provides a summary of prepaid expenses and other current assets (in thousands):

	December 31,
	2022	2021
Prepaid materials, supplies and services	$820	$243
Prepaid insurance	32	21
Other	53	10

Prepaid expenses and other current assets	$905	$274

5. Property and Equipment
The following table provides a summary of property and equipment (in thousands):

	December 31,
	2022	2021
Computer equipment	$131	$—
Furniture and fixtures	41	—
Construction-in-process	—	33

Subtotal	172	33
Less: accumulated depreciation	(30)	—

Property and equipment, net	$142	$33

Depreciation expense was $30 thousand for the year ended December 31, 2022. No depreciation expense was recognized during the year ended December 31, 2021 as the assets had not yet been placed in service as of that date.
6. Fair Value of Financial Instruments
Management calculates the fair value of assets and liabilities that qualify as financial instruments and includes additional information in the notes to the financial statements when the fair value is different than the carrying value of these financial instruments. The estimated fair value of accounts receivable, accounts payable and accrued expenses approximate their carrying amounts due to the relatively short maturity of these instruments.
The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect management’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality.
The three levels of the fair value hierarchy are described below:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar valuation techniques that use significant unobservable inputs.

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Management has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company’s valuation techniques for its Level 2 financial assets included using quoted prices for similar assets in active markets and quoted prices for similar assets in markets that are not active.
The following table provides a summary of financial assets measured at fair value on a recurring basis (in thousands):

Description	Fair Value at December 31, 2022	Level 1	Level 2	Level 3
Recurring Assets:
Cash equivalents:
Money market fund	$11,846	$11,846	$—	$—
U.S. government agency securities	1,999	—	1,999	—
Short-term investments:
U.S. treasury securities	20,775	20,775	—	—
U.S. government agency securities	39,350	26,736	12,614	—

Total assets measured at fair value	$73,970	$59,357	$14,613	$—

Description	Fair Value at December 31, 2021	Level 1	Level 2	Level 3
Recurring Assets:
Cash equivalents:
Money market fund	$7,675	$7,675	$—	$—

Total assets measured at fair value	$7,675	$7,675	$—	$—

7. Accrued Expenses
The following table provides a summary of accrued expenses (in thousands):

	December 31,
	2022	2021
Accrued external research and development	$4,329	$3,560
Accrued compensation	2,084	207
Accrued professional fees and other	195	226

Accrued expenses	$6,608	$3,993

8. Leases
The Company leases space under operating leases for administrative offices in New York, New York and Waltham, Massachusetts. The Company also leased office space under operating leases, which had a non-cancelable
lease term of less than one year and, therefore, management elected the practical expedient to exclude these short-term leases from right-of-use
assets and lease liabilities.
The following table provides a summary of the components of lease costs and rent (in thousands):

	Years Ended December 31,
	2022	2021
Operating lease cost	$198	$—
Variable lease cost	4	—
Short-term lease cost	34	17

Total operating lease costs	$236	$17

The Company records the operating lease costs within the general and administrative expenses line item in the statements of operations and comprehensive loss during the years ended December 31, 2022 and 2021.
Maturities of operating lease liabilities, which do not include short-term leases, as of December 31, 2022, are as follows (in thousands):

2023	$351
2024	365
2025	188

Total undiscounted operating lease payments	904
Less: imputed interest	(116)

Present value of operating lease liabilities	$788

Balance sheet classification:
Current portion of lease liabilities	$350
Long-term lease liabilities	438

Total operating lease liabilities	$788

The weighted-average remaining term of operating leases was 30 months and the weighted-average discount rate used to measure the present value of operating lease liabilities was 10.3% as of December 31, 2022.

9. Convertible Preferred Stock
As of December 31, 2022 and 2021, the Company was authorized to issue 33,336,283 and 10,329,266 shares of preferred stock, respectively, par value $0.0001 per share.
Series Seed 1:
On July 19, 2019, the Company executed a Series Seed 1 Convertible Preferred Stock Purchase Agreement (“Series Seed 1”).
In connection with this agreement, the Company issued 1,642,500 shares of Series Seed Convertible Preferred Stock, at a price of $1.00 per share. Gross proceeds from the issuance were approximately $1.6 million. The Series Seed 1 provided for an additional closing to the same investors upon the approval of the Company’s Board of Directors. On April 22, 2020, the Company completed an additional closing and issued an additional 1,857,500 shares of Series Seed 1 Convertible Preferred Stock, at a price of $1.00 per share. Gross proceeds from this issuance were approximately $1.9 million.
On December 1, 2020, the Company executed an amendment to the Series Seed 1 providing for a third closing which was completed on the same date. In connection with this amendment, the Company issued 3,000,000 shares of Series Seed 1 Convertible Preferred Stock, at a price of $1.00 per share. Gross proceeds from the third closing issuance were $3.0 million. This amendment provided for a potential fourth closing, which did not occur.
Series Seed 2:
In May 2021, the Company executed a Series Seed 2 Convertible Preferred Stock Purchase Agreement (“Series Seed 2”).
In connection with this agreement, the Company issued 3,829,265 shares of Series Seed 2 Convertible Preferred Stock, at a price of $3.9172 per share. Gross proceeds from the issuance were $15.0 million.
Series A:
In April 2022, the Company executed a Series A Convertible Preferred Stock Purchase Agreement (“Series A”).
In connection with this agreement, the Company issued 23,007,017 shares of Series A Convertible Preferred Stock, at a price of $4.3465 per share. Gross proceeds from the issuance were $100.0 million.
The Series Seed 1, Series Seed 2 and Series A preferred stock are collectively referred to as “Preferred Stock” and have the following characteristics:
Voting
Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Dividends
The holders of Preferred Stock are entitled to receive dividends, as specified in the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), if and when declared by the Company’s Board of Directors. The Series Seed preferred stockholders are entitled to receive dividends at a rate of $0.06 per annum per share. The Series Seed 2 preferred stockholders are entitled to receive dividends at a rate of $0.235 per annum per share. The Series A preferred stockholders are entitled to receive dividends at a rate of $0.2608 per annum per share. Such dividends are not cumulative. Since the Company’s inception, no dividends have been declared or paid to the holders of Preferred Stock.
Liquidation, dissolution or winding up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event (as defined in the Certificate of Incorporation), the holders of the Preferred Stock have first priority to be paid an amount equal to the greater of (i) the respective Preferred Stock issuance price plus dividends declared but unpaid or (ii) such amounts that would have been owed to the holders of Preferred Stock if the Preferred Stock shares had been converted to common stock prior to the liquidation event. Following payment to the holders of Preferred Stock, all remaining assets of the Company will be distributed to the common stock shareholders on a pro rata basis.
Conversion
Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable
shares of common stock on the terms set forth in the Certificate of Incorporation.
Mandatory conversion shall occur upon either (a) the closing of the sale of shares of common stock to the public at a price of at least $8.6930 per share (subject to appropriate adjustment as defined in the Certificate of Incorporation), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40.0 million of gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved the Company’s Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (as defined in the Certificate of Incorporation).
Redemption
Shares of Preferred Stock are not redeemable at the election of the holder thereof. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company shall be automatically and immediately cancelled and retired (as defined in the Certificate of Incorporation).
Adjustment of conversion price upon issuance of additional shares of common stock
In the event the Company issues additional shares of common stock without consideration or consideration less than the Preferred Stock conversion price in effect immediately prior to such issuance, then the Preferred Stock conversion price shall be adjusted in accordance with the adjustment formula (as set forth in the Certificate of Incorporation).
10. Stockholders’ Equity/(Deficit)
Common Stock
As of December 31, 2022 and 2021, the Company was authorized to issue 40,000,000 and 17,000,000 shares of common stock, respectively, with a par value of $0.0001 per share. In January 2023, the Company amended its Certificate of Incorporation to increase the authorized common stock to 45,113,542 shares.
The Common Stock has the following characteristics:
Voting
The holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law.

Dividends
The holders of common stock are entitled to receive dividends, if and when declared by the Company’s Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of common stock.
Liquidation, dissolution or winding up
In the event of any voluntary or involuntary liquidation, dissolution, or winding-up
of the Company, the holders of common stock are entitled to share ratably in the Company’s remaining assets, following priority payments to the Company’s preferred stockholders.
11. Stock-Based Compensation
In July 2019, the Company’s Board of Directors adopted, and the stockholders approved, the Dianthus Therapeutics, Inc. 2019 Stock Plan (the “2019 Plan”). As of December 31, 2022, there were 7,755,810 shares of common stock reserved under the 2019 Plan for issuance to officers, employees, consultants, and directors of the Company. The 2019 Plan is administered by the Compensation Committee of the Company’s Board of Directors.
As of December 31, 2022, the Company had issued 5,854,110 awards from the 2019 Plan and had 1,901,700 shares available for future grant. Shares that are expired, terminated, surrendered, or canceled under the 2019 Plan without having been fully exercised will be available for future awards.
Stock Options
The exercise price for stock options is determined at the discretion of the Compensation Committee of the Company’s Board of Directors. All stock options granted to any person possessing less than 10% of the total combined consolidated voting power of all classes of stock may not have an exercise price of less than 100% of the fair market value of the common stock on the grant date. All stock options granted to any person possessing more than 10% of the total combined consolidated voting power of all classes of stock may not have an exercise price of less than 110% of the fair market value of the common stock on the grant date. The option term may not be greater than ten years from the date of the grant. Stock options granted to persons possessing more than 10% of the total combined consolidated voting power of all classes of stock may not have an option term of greater than five years from the date of the grant.
The vesting period for equity-based awards is determined at the discretion of the Compensation Committee of the Company’s Board of Directors, which is generally four years. For awards granted to employees and non-employees
with four-year vesting terms, vesting is generally either:

•	25% of the option vests on the first anniversary of the grant date and the remaining stock vest equally each month for three years thereafter, or

•	Equal vesting on a monthly basis, on the last day of the month following the vesting commencement date.
The following table summarizes the assumptions used to determine the grant-date fair value of stock options granted, presented on a weighted average basis:

	Years Ended December 31,
	2022	2021
Risk-free interest rate	3.08%	1.20%
Expected term (in years)	5.9	6.1
Expected volatility	87.28%	87.67%
Expected dividend yield	0%	0%

The following table summarizes stock option activity:

	Number of stock options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Balance at January 1, 2021	—	$—		$—
Granted, fair value of $0.94 per share	1,140,113	1.29

Balance at December 31, 2021	1,140,113	1.29	9.7	194
Granted, fair value of $1.36 per share	4,730,802	1.84
Forfeited	(30,805)	1.65

Balance at December 31, 2022	5,840,110	$1.73	9.3	$621

Exercisable options at December 31, 2022	830,786	$1.56	9.1	$229
Unvested options at December 31, 2022	5,009,324	$1.76	9.4	$392
The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the common stock for those options that had exercise prices lower than the fair value of the common stock.
The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2022 and 2021 was $1.36 and $0.94, respectively.
Restricted Stock
In April 2020, the Company executed a restricted stock award agreement with a consultant to purchase 14,000 shares of common stock at an exercise price of $0.03 per share. The restricted stock award vests over a four-year requisite service period, with 25% vesting on the first anniversary of the vesting commencement date and 2.0833% per month thereafter. The agreement contains restrictions on the ability to sell, assign or pledge the shares awarded. The restricted stock agreement contains a right of repurchase whereby, at the election of the Company, the Company may purchase back all unvested stock should the relationship between the recipient and the Company cease. The fair value of the Company’s common stock on the date of the award was $0.03 per share.
The Company did not issue any restricted stock during the years ended December 31, 2022 and 2021. As of December 31, 2022, a total of approximately 11,083 shares of restricted common stock were vested and approximately 2,917 shares remained unvested. As of December 31, 2022, the unrecognized stock-based compensation expense for the restricted award was immaterial.
Stock Warrants
In April 2021, the Company issued 21,450 warrants for the purchase of common stock at an exercise price of $0.36 per share. The warrants vest over a four-year period on a straight-line basis and have a grant date fair value of $0.25 per warrant.
The weighted average assumptions used to determine the fair value of the warrants were as follows:

Year Ended December 31, 2021
Risk-free interest rate	1.14%
Expected term (in years)	6.1
Expected volatility	82.80%
Expected dividend yield	0%

The Company did not issue any warrants during the year ended December 31, 2022. As of December 31, 2022, the warrants have a weighted average remaining contractual term of 8.3 years and a remaining weighted average vesting period of 7 months.
Stock-based compensation expense
The following table provides a summary of stock-based compensation expense related to stock options, restricted stock, and warrants (in thousands):

	Years Ended December 31,
	2022	2021
Research and development	$416	$19
General and administrative	1,102	44

Total stock-based compensation expense	$1,518	$63

As of December 31, 2022, there was $5.9 million of total unrecognized compensation cost related to stock options granted under the 2019 Plan. The Company expects to recognize that cost over a remaining weighted-average period of 3.2 years.
12. License Revenue—Related Party
In September 2020, the Company entered into an Option Agreement with Zenas (“Zenas Option”), a related party (See Note 16). Through the Zenas Option, the Company provided Zenas an option to enter into an exclusive license agreement for the development and commercialization of products arising from its research of monoclonal antibody antagonists targeting certain specific complement proteins.
In September 2021, the Company notified Zenas that it had elected the first antibody sequence as a clinical candidate. In October 2021, Zenas notified the Company that it was exercising its option for such clinical candidate. The Zenas Option provided that upon the exercise of the option, the Company would negotiate in good faith a license agreement with Zenas pursuant to which it would grant Zenas the exclusive license with respect to the antibody sequences for the Zenas Territory, which includes People’s Republic of China, including Hong Kong, Macau, and Taiwan. In accordance with Zenas Option, within 60 days following the execution of a license agreement, Zenas agreed to pay the Company a one-time
payment of $1.0 million for the exercise of the corresponding option. In addition, in connection with the exercise of the Zenas Option, Zenas was required to reimburse the Company for a portion of chemistry, manufacturing, and controls-related (“CMC”) costs and expenses from the date of delivery of its option exercise notice through the execution of a license agreement.
In June 2022, the Company and Zenas executed the license agreement (“Zenas License”). The Zenas Option and Zenas License are collectively referred to as the “Zenas Agreements”. The Zenas License provides Zenas with a license in the People’s Republic of China, including Hong Kong, Macau, and Taiwan, for the development and commercialization of sequences and products under the first antibody sequence. The Company is also obligated to perform certain research and development and CMC services, and will also participate in a joint steering committee (“JSC”). Under the Zenas License, Zenas also has the right to exercise an option with respect to a second antibody sequence. If Zenas exercises the option and pays the Company the option exercise fee related to the second antibody sequence, the Company will grant Zenas an exclusive license to the sequences and products under this second antibody sequence.
Since the Zenas Agreements were negotiated with a single commercial objective, they are treated as a combined contract for accounting purposes. The Company assessed the Zenas Agreements in accordance with ASC 606 and concluded that it represents a contract with a customer and is within the scope of ASC 606. The

Company determined that there is one combined performance obligation that consists of the license and data transfer, the research and development and CMC services, and the participation in the JSC. The Company determined that Zenas’ right to exercise an option with respect to a second antibody sequence does not represent a material right.
The consideration under the Zenas Agreements includes the following payments by Zenas to the Company: (i) a $1 million upfront payment upon execution of the Zenas License; (ii) an approximate $1.1 million payment representing reimbursement for a portion of development costs previously incurred by the Company; (iii) reimbursement of a portion of all CMC-related costs and expenses for the first antibody sequence through the manufacture of the first two batches of drug product; (iv) reimbursement of a portion of all non-CMC-related
costs and expenses for the development of the first antibody sequence through the first regulatory approval; (v) development milestones totaling up to $11 million; and (vi) royalties on net sales ranging from the mid-single
digits to the low teens.
The Company determined that the combined performance obligation is satisfied over time; therefore, the Company will recognize the transaction price from the license agreement over the Company’s estimated period to complete its activities. The Company concluded that it will utilize a cost-based input method to measure its progress toward completion of its performance obligation and to calculate the corresponding amount of revenue to recognize each period. The Company believes this is the best measure of progress because other measures do not reflect how the Company transfers its performance obligation to Zenas. In applying the cost-based input method of revenue recognition, the Company uses actual costs incurred relative to budgeted costs expected to be incurred for the combined performance obligation. These costs consist primarily of third-party contract costs. Revenue will be recognized based on the level of costs incurred relative to the total budgeted costs for the combined performance obligation. A cost-based input method of revenue recognition requires management to make estimates of costs to complete the Company’s performance obligation. In making such estimates, judgment is required to evaluate assumptions related to cost estimates.
The Company also determined that the milestone payments of $11 million are variable consideration under ASC 606 which need to be added to the transaction price when it is probable that a significant revenue reversal will not occur. Based on the nature of the milestones, such as the regulatory approvals which are generally not within the Company’s control, the Company will not consider achievement of this milestone to be probable until the uncertainty associated with such milestone has been resolved. When it is probable that a significant reversal of revenue will not occur, the milestone payment will be added to the transaction price for which the Company recognizes revenue. As of December 31, 2022, no milestones had been achieved.
There is a sales or usage-based royalty exception within ASC 606 that applies when a license of intellectual property is the predominant item to which the royalty relates. In accordance with this royalty exception, the Company will recognize royalty revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). As of December 31, 2022, no royalty revenue has been recognized.
For the years ended December 31, 2022 and 2021, the Company recognized related party license revenue totaling $6.4 million and $1.5 million, respectively, associated with the Zenas Agreements. As of December 31, 2022, the Company recorded a related party receivable of $4.7 million, unbilled related party receivable of $0.9 million, current deferred related party revenue of $0.1 million and noncurrent deferred related party revenue of $0.8 million on its balance sheet.
13. Income Taxes
For the years ended December 31, 2022 and 2021, the Company recorded no current or deferred income tax expenses or benefits as it has incurred losses since inception and has provided a full valuation allowance against its deferred tax assets.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2022	2021
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	2.2%	6.3%
Research tax credits	2.2%	2.5%
Other	-3.0%	-0.1%
Increase in deferred tax asset valuation allowance	-22.4%	-29.7%

Effective income tax rate	0.0%	0.0%

The following table provides a summary of net deferred tax assets (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$5,383	$4,651
Tax credit carryforwards	1,120	483
Capitalized research and development costs	4,315	—
Accrued expenses	484	57
Share-based compensation	273	4
Lease liabilities	183	—
Organizational costs	4	5

Gross deferred tax assets	11,762	5,200
Valuation allowance	(11,566)	(5,194)

Total deferred tax assets	196	6
Deferred tax liabilities:
Right-of-use lease assets	(189)	—
Prepaid expenses	(7)	(6)

Net deferred tax assets	$—	$—

As of December 31, 2022, the Company had federal net operating loss carryforwards of approximately $24.5 million, all of which have no expiration date and can be carried forward indefinitely; however, they are limited to a deduction to 80% of annual taxable income. The Company had state tax net operating loss carryforwards of approximately $20.1 million, which begin to expire in 2038.
In assessing the realizability of the net deferred tax assets, management considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company’s deferred income tax assets will not be realized.
Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022 and 2021 related primarily to the increase in net operating loss carryforwards, capitalized research and development expenses and research tax credit carryforwards. During the year ended December 31, 2022, capitalized research and development expenses increased pursuant to Section 174 of the Internal Revenue Code of 1986, as amended

(the “Code”). The changes in the valuation allowance for the years ended December 31, 2022 and 2021 and were as follows (in thousands):

	Years Ended December 31,
	2022	2021
Valuation allowance as of beginning of year	$5,194	$1,307
Net increases recorded to income tax provision	6,372	3,887

Valuation allowance as of end of year	$11,566	$5,194

Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit the ability to use the net operating loss carryforwards.
The Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2022 or 2021. The Company will recognize interest and penalties related to uncertain tax positions, if any, in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions.
14. Net Loss Per Share
Basic and diluted net loss per common share were calculated as follows (in thousands, except share and per share data):

	Years Ended December 31,
	2022	2021
Numerator:
Net loss	$(28,476)	$(13,109)
Denominator:
Weighted-average common shares outstanding	4,014,000	4,014,000
Less: weighted-average unvested restricted shares of common stock	(4,796)	(8,296)

Weighted-average shares used to compute net loss per common share, basic and diluted	4,009,204	4,005,704

Net loss per share attributable to common stockholders, basic and diluted	$(7.10)	(3.27)

The Company’s potential dilutive securities, which include convertible preferred stock, stock options, unvested restricted shares of common stock, and warrants for the purchase of common stock, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The following potential dilutive securities, presented on an as converted basis, were excluded from the calculation of net loss per share due to their anti-dilutive effect:

	Years Ended December 31,
	2022	2021
Convertible preferred stock (as converted)	33,336,282	10,329,265
Stock options outstanding	5,840,110	1,140,113
Unvested restricted shares of common stock	2,917	6,417
Warrants for the purchase of common stock	21,450	21,450

Total	39,200,759	11,497,245

15. Commitments and Contingencies
Alloy Therapeutics, LLC:
In August 2019, the Company entered into a license agreement with Alloy Therapeutics, LLC (“Alloy”). The license agreement was amended in October 2022. The license agreement with Alloy grants to the Company the following:

•	A worldwide, non-exclusive license to use the Alloy technology solely to generate Alloy antibodies and platform assisted antibodies for internal, non-clinical research purposes, and

•
With respect to Alloy antibodies and platform assisted antibodies that are selected by the Company for inclusion into a partnered antibody program, a worldwide, assignable license to make, have made, use, offer for sale, sell, import, develop, manufacture, and commercialize products comprising partnered antibody programs selected from Alloy antibodies and platform assisted antibodies in any field of use.

The Company pays annual license fees and annual partnered antibody program fees totaling $0.1 million to Alloy. The Company is also obligated to pay a $0.1 million fee to Alloy if the Company sublicenses a product developed with Alloy antibodies or platform assisted antibodies. Upon the achievement, with the first selected antibody for products developed with Alloy, of (i) certain development milestones and (ii) certain commercial milestones, the Company is obligated to make additional payments to Alloy of up to $1.8 million and $11.0 million, respectively. Upon the achievement, with the second selected antibody for products developed with Alloy, of (i) certain development milestones and (ii) certain commercial milestones, the Company is obligated to make additional payments to Alloy of up to $3.1 million and $15.0 million, respectively. The Company recorded $0.5 million and $0.1 million for amounts owed under the Alloy license agreement within the research and development expenses line item in the statements of operations and comprehensive loss during the years ended December 31, 2022 and 2021, respectively.
Crystal Bioscience, Inc. and OmniAb, Inc.:
In September 2022, the Company entered into a commercial platform license agreement and services agreement with Crystal Bioscience, Inc. (“Crystal”) and OmniAb, Inc. (“OmniAb”), both subsidiaries of Ligand Pharmaceuticals Incorporated (collectively, “Ligand”).

•
Crystal granted the Company a worldwide,
non-exclusive,
non-sublicensable license under the Crystal technology to use chicken animals (solely at Crystal’s facilities and through Crystal personnel) for generation of OmniAb Antibodies for research purposes.

•
OmniAb granted the Company a worldwide,
non-exclusive
license under the OmniAb technology to use rodent animals (solely at approved CRO facilities and through approved CRO personnel) for generation of OmniAb Antibodies for research purposes. Such license is non-sublicensable except to an approved contract research organization.

Upon the achievement of certain development milestones, the Company is obligated to make additional payments to Ligand of up to $12.2 million. Upon the achievement of certain commercial milestones, the Company is obligated to make royalty payments in the low to mid-single
digits. The Company has recorded $0.1 million for amounts owed under the Ligand license agreement within research and development expenses line item in the statement of operations and comprehensive loss during the year ended December 31, 2022.
IONTAS Limited:
In July 2020, the Company entered into a collaborative research agreement with IONTAS Limited (“IONTAS”) to perform certain milestone-based research and development activities for the Company under its first development program. This agreement was amended in January 2023 to extend their services to additional development programs. IONTAS provides dedicated resources to perform the research and development activities and receives compensation for those resources as well as success-based milestone payments.
Upon the achievement, with the first development program with IONTAS, of (i) certain development milestones and (ii) certain commercial milestones, the Company is obligated to make additional payments to IONTAS of up to £3.1 million and £2.3 million, respectively. Upon the achievement, with the second development program with IONTAS, of certain development milestones, the Company is obligated to make additional payments to IONTAS of up to £2.5 million. The Company has recorded $1.7 million and $2.7 million for amounts owed under the IONTAS collaborative research license agreement within the research and development expenses line item in the statements of operations and comprehensive loss during the years ended December 31, 2022 and 2021, respectively.
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to employees, consultants, vendors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2022 or 2021.
Litigation
From time to time, the Company may be exposed to litigation relating to potential products and operations. The Company is not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its financial condition, results of operations or cash flows.
Other
As of December 31, 2022 and 2021, the Company had standing agreements with consultants, contractors or service providers whose terms do not yield material long-term commitments.
16. Related Party Transactions
Viridian, LLC:
In June 2019, the Company entered into a Technology Assignment Agreement (the “TAA”) with Viridian, LLC (“Viridian”), a related party. The Company considers Viridian to be a related party because two of its members have a seat on the Board of Directors of the Company. The TAA assigns to the Company exclusively throughout the world all rights, title, and interest to all technology and know-how
applicable to the research, development, commercialization, and manufacturing of human therapeutic products that target a specific protein. In exchange for the TAA, the Company issued to Viridian 4,000,000 shares of the Company’s common stock with a fair value of $0.02 per share. There are no future obligations to Viridian in connection with the TAA. As of December 31, 2022 and 2021, Viridian owned approximately 13% and 35%, respectively, of the Company’s outstanding shares (assuming the conversion of all preferred stock into common stock).
Zenas BioPharma Limited:
The Company is a party to option and license agreements with Zenas, a related party. The Company considers Zenas to be a related party because (i) Tellus BioVentures LLC (“Tellus”), whose sole member is a significant shareholder in the Company and serves as Chairman of the Board of Directors of the Company, is also a significant shareholder in Zenas and serves as Executive Chairman of the Board of Directors of Zenas and (ii) the Fairmount Funds, who are significant shareholders in the Company and have a seat on the Board of Directors of the Company, are also significant shareholders in Zenas and have a seat on the Board of Directors of Zenas. As of December 31, 2022 and 2021, Tellus and affiliated entities owned approximately 17% and 42%, respectively, and Fairmount Funds and affiliated entities owned approximately 14% and 13%, respectively, of the Company’s outstanding shares (assuming the conversion of all preferred stock into common stock). See Note 12 for more information. In connection with these agreements, the Company recognized $6.4 million and $1.5 million within the license revenue—related party line item in the statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company recorded a related party receivable of $4.7 million, unbilled related party receivable of $0.9 million, current deferred related party revenue of $0.1 million and noncurrent deferred related party revenue of $0.8 million on its balance sheet. As of December 31, 2021, the Company recorded a related party receivable of $0.5 million and unbilled related party receivable of $1.0 million on its balance sheet.
In 2020, Zenas issued 156,848 common shares to the Company in exchange for the Zenas Option. The Company determined that the fair value on the date of issuance and as of December 31, 2022 and 2021, respectively, was not material to its financial statements. The Company used the measurement alternative as the measurement attribute for accounting for the Zenas common shares which does not require it to assess the fair value of the common stock at each reporting period as the fair value of the Zenas common shares is not readily determinable nor is there a reliable source for observable transactions from which the Company could determine a fair value. In addition, the Company does not have ready access to significant events occurring at Zenas. If the Company does identify observable price changes in orderly transactions for the identical or similar common shares of Zenas, the Company will measure the common shares at fair value as of the date that the observable transaction occurred.
17. Subsequent Events
Management has evaluated subsequent events through May 15, 2023, the date which the financial statements were available to be issued and determined that there were no additional subsequent events requiring recording or disclosure in the Company’s financial statements except as noted below.
The Company issued 958,677 stock option awards from the 2019 Plan during the period January 1, 2023 until May 15, 2023.
On May 2, 2023, the Company entered into a Merger Agreement with Magenta Therapeutics, Inc. (“Magenta”) and Dio Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company with the Company continuing as a wholly owned subsidiary of Magenta and the surviving corporation of the merger (“Merger”). Concurrently with the execution of the Merger Agreement, and in order to provide the Company with additional capital for its development programs prior to the closing of this Merger, certain new and current investors have agreed to purchase an aggregate of approximately $70 million of common stock and pre-funded
warrants of the Company in a
pre-closing
financing. The board of directors of both Magenta and Dianthus have approved the Merger Agreement and the Merger. Completion of the transaction, which is expected in the second half of 2023, is subject to approval by Magenta’s and Dianthus’ shareholders and the satisfaction or waiver of certain other customary closing conditions.

Annex A

AGREEMENT AND PLAN OF MERGER

among:

MAGENTA THERAPEUTICS, INC.;

DIO MERGER SUB, INC.; and

DIANTHUS THERAPEUTICS, INC.

Dated as of May 2, 2023

Exhibits:

Exhibit A-1	Form of Magenta Stockholder Support Agreement

Exhibit A-2	Form of Company Stockholder Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Subscription Agreement

Exhibit D	Form of CVR Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 2, 2023, by and among MAGENTA THERAPEUTICS, INC., a Delaware corporation (“Magenta”), DIO MERGER SUB, Inc., a Delaware corporation and wholly owned subsidiary of Magenta (“Merger Sub”), and DIANTHUS THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined Section 1.

RECITALS

A. Magenta and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Magenta.

B. The Parties intend that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Magenta Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Magenta and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Magenta Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Magenta vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Magenta Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split, and against any competing proposals.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers, directors and stockholders set forth on Section A of the Magenta Disclosure Schedule (solely in their capacity as stockholders of Magenta) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Magenta Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Magenta in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, and, if deemed necessary by Magenta, an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split, and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Magenta’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Magenta in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Magenta’s and the Company’s willingness to enter into this Agreement, all of the stockholders of the Company or Magenta listed on Section B of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Magenta, in order to obtain the Required Company Stockholder Vote.

J. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount) (the “Subscription Agreement”), pursuant to which such Persons will have agreed to purchase in the amounts set forth therein (i) shares of Company Common Stock and (ii) pre-funded Company Warrants, in each case, immediately prior to the Closing (the “Company Pre-Closing Financing”).

K. Concurrently with the execution and delivery of this Agreement, the Stockholder Rights Agreement, dated March 31, 2023, between Magenta and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), has been amended such that the Company is not an Acquiring Person (as defined in the Rights Agreement) thereunder.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of the Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Magenta relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the

Company, on the one hand, or Magenta, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Magenta or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than the Magenta Legacy Transaction and the Company Pre-Closing Financing.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Magenta Legacy Transaction) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, in the case of the Company, the Company Pre-Closing Financing shall not be an Acquisition Transaction; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Magenta and the Company.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Equity Incentive Plan” means the Company’s 2019 Stock Plan.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means (i) any executive officer of the Company or any of its Subsidiaries; and (ii) any employee of the Company or any of its Subsidiaries that reports directly to the Company Board or to an executive officer of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Magenta Shares by (ii) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Magenta Valuation.

•	“Company Allocation Percentage” means the percentage (rounded to eight decimal places) determined by subtracting (i) the Magenta Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $225,000,000.

•

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, including shares of Company Common Stock and Company Warrants issued in connection with the Company Pre-Closing Financing, expressed on a fully diluted and as-converted-to-Company Common Stock basis, assuming, without limitation or duplication, the exercise of all Company Options, Company Warrants and other derivative securities of the Company outstanding as of immediately prior to the Effective Time.

•	“Company Valuation” means the Company Equity Value plus the amount of the proceeds from the Company Pre-Closing Financing.

•	“Exchange Ratio” means the ratio (rounded to eight decimal places) equal to the quotient obtained by dividing (1) the Company Merger Shares by (2) the Company Outstanding Shares.

•	“Lower Magenta Net Cash Amount” means, if Magenta Net Cash is less than the Lower Target Magenta Net Cash, then the amount, if any, that the Target Magenta Net Cash exceeds the Magenta Net Cash.

•	“Lower Target Magenta Net Cash” means $59,500,000.

•	“Magenta Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the Magenta Valuation by (ii) the Aggregate Valuation.

•	“Magenta Equity Value” means $80,000,000.

•

“Magenta Outstanding Shares” mean (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Magenta Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, (i) the issuance of shares of Magenta Common Stock in respect of all Magenta Options, warrants or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, (ii) the settlement in shares of Magenta Common Stock of Magenta Restricted Stock Units outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 6.7. Notwithstanding any of the foregoing, no Out of the Money Magenta Options or performance based restricted stock units for which the performance condition has not been met as of the Effective Time shall be included in the total number of shares of Magenta Common Stock outstanding for purposes of determining the Magenta Outstanding Shares.

•	“Magenta Valuation” means (i) the Magenta Equity Value minus (ii) the Lower Magenta Net Cash Amount (if any) plus (iii) the Upper Magenta Net Cash Amount (if any).

•	“Post-Closing Magenta Shares” mean the quotient determined by dividing (i) the Magenta Outstanding Shares by (ii) the Magenta Allocation Percentage.

•	“Target Magenta Net Cash” means $60,000,000.

•	“Upper Magenta Net Cash Amount” means, if Magenta Net Cash is greater than Upper Target Magenta Net Cash, then the amount, if any, that the Magenta Net Cash exceeds the Target Magenta Net Cash.

•	“Upper Target Magenta Net Cash” means $60,500,000.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Company Series Seed Preferred Stock, the Company Series Seed 2 Preferred Stock and the Company Series A Preferred Stock.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.

“Company Series Seed Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed Preferred Stock, $0.0001 par value per share.

“Company Series Seed 2 Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed 2 Preferred Stock, $0.0001 par value per share.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company.

“Concurrent Investment Amount” means $70,000,000.

“Confidentiality Agreement” means the Confidentiality Agreement dated February 22, 2023, between the Company and Magenta.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the CVR Agreement, the Magenta Legacy Transaction, the Company Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Magenta and the Company).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Magenta Associate” means any current employee, independent contractor, officer or director of Magenta or any of its Subsidiaries.

“Magenta Balance Sheet” means the audited balance sheet of Magenta as of December 31, 2022, included in Magenta’s Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

“Magenta Board” means the board of directors of Magenta.

“Magenta Capitalization Representations” means the representations and warranties of Magenta and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Magenta Closing Price” means the volume weighted average closing trading price of a share of Magenta Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.

“Magenta Common Stock” means the common stock, $0.001 par value per share, of Magenta.

“Magenta Contract” means any Contract: (a) to which Magenta is a party, (b) by which Magenta or any Magenta IP Rights or any other asset of Magenta is or may become bound or under which Magenta has, or may become subject to, any obligation or (c) under which Magenta has or may acquire any right or interest.

“Magenta Employee Plan” means any Employee Plan that Magenta or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Magenta or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Magenta Fundamental Representations” means the representations and warranties of Magenta and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.

“Magenta IP Rights” means all Intellectual Property owned, licensed or controlled by Magenta that is necessary for, or used or held for use in, the operation of the business of Magenta.

“Magenta IP Rights Agreement” means any Contract governing, related or pertaining to any Magenta IP Rights.

“Magenta Key Employee” means (i) an executive officer of Magenta; and (ii) any employee of Magenta that reports directly to the Magenta Board or to an executive officer of Magenta.

“Magenta Legacy Business” means the business of Magenta as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Magenta Disclosure Schedule.

“Magenta Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Magenta Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Magenta or any of its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Magenta Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Magenta Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Magenta Common Stock may be taken into account in determining whether a Magenta Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Magenta that is required to comply with the terms of the Agreement, (d) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Magenta or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Magenta and any its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Magenta or any of its Subsidiaries operates. Notwithstanding the above, a delisting of Magenta Common Stock on Nasdaq shall constitute a Magenta Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Magenta to maintain the listing of Magenta Common Stock on Nasdaq.

“Magenta Net Cash” means without duplication, (i) Magenta’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Magenta SEC Documents and the Magenta Balance Sheet, plus (ii) all prepaid expenses set forth on Section 1.1(b) of the Magenta Disclosure

Schedule (if any), minus (iii) the sum of Magenta’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Magenta SEC Documents and the Magenta Balance Sheet, minus (iv) fees and expenses incurred with respect to the Contemplated Transactions, including for the avoidance of doubt, the Transaction Expenses of Magenta to the extent unpaid as of the Closing, minus (v) the cash cost of change in control payments payable to employees of Magenta solely as a result of the consummation of the Contemplated Transactions, minus (vi) all Liabilities related to Magenta’s or any of its Subsidiaries’ lease obligations, minus (vii) 50% of the aggregate costs associated with obtaining the “D&O tail policy” pursuant to Section 6.8, minus (viii) any Taxes of Magenta and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date, minus, (ix) all costs and expenses relating to the winding down of Magenta Legacy Business, including the sale, license or other disposition of any or all of the Magenta Legacy Business, plus (x) receivables representing refunds of value added taxes that are expected to be received from taxing authorities in the United Kingdom set forth on Section 1.1(b) of the Magenta Disclosure Schedule, net of any amounts that are contested or denied by the applicable Governmental Authority, plus (xi) $300,000 for each week, or portion thereof, after May 15, 2023 by which the filing of the Form S-4 is delayed exclusively as a result of the Company’s failure to provide the Company Required S-4 Information, which shall begin accruing on May 16, 2023 (for example, if the filing of the Form S-4 is delayed until (A) May 22, 2023 as a result of such failure then $300,000 will be added to Magenta Net Cash or (B) May 23, 2023 as a result of such failure then $600,000 will be added to Magenta Net Cash).

“Magenta Options” means options or other rights to purchase shares of Magenta Common Stock granted by Magenta, including pursuant to any Magenta Stock Plan.

“Magenta Preferred Stock” means (i) the undesignated preferred stock, par value $0.001 per share and (ii) the Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, of Magenta.

“Magenta Registered IP” means all Magenta IP Rights that are owned or exclusively licensed by Magenta that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Magenta Restricted Stock Units” means any equity award with respect to Magenta Common Stock that represents the right to receive in the future shares of Magenta Common Stock pursuant to any Magenta Stock Plan.

“Magenta Rights” means the preferred stock purchase rights issued by Magenta pursuant to the Rights Agreement.

“Magenta Triggering Event” shall be deemed to have occurred if: (a) Magenta shall have failed to include in the Proxy Statement the Magenta Board Recommendation, (b) the Magenta Board or any committee thereof shall have made a Magenta Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Magenta shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Magenta Common Stock effected by Magenta for the purpose of maintaining compliance with Nasdaq listing standards.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Magenta, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Magenta shall also include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of the Magenta Legacy Business or the sale, license or other disposition of any or all of the Magenta Legacy Business; provided, however, that to the extent such sale, license or other disposition results in ongoing post-Closing obligations to Magenta or Company, the terms of such sale, license or other disposition shall be reasonably acceptable to Company.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Magenta Options” shall mean Magenta Options with an exercise price greater than the Magenta Closing Price.

“Party” or “Parties” means the Company, Merger Sub and Magenta.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Balance Sheet or the Magenta Balance Sheet, as applicable, in accordance with GAAP, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Magenta, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means data and information concerning an identifiable natural person.

“Privacy Laws” mean, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as, as applicable, the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including but not limited to HIPAA; (ii) the internal privacy policy of the Company and any public statements that the Company has made regarding its privacy policies and practices; (iii) third party privacy policies with which the Company has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which the Company is or has been a member and/or with which the Company is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Magenta Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Magenta’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, subject to Section 10.3(a), with respect to a Party, the aggregate amount (without duplication) of all costs, fees and expenses incurred by such Party or any of its Subsidiaries (including Merger Sub), or for which such Party or any of its Subsidiaries are or may become liable in connection with the Contemplated transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of such Party; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees; (e) the CVR Fees; and (f) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions, together with any payroll Taxes associated therewith; provided, that, Transaction Expenses shall not include any Costs associated with the obtainment of directors and officers insurance pursuant to Section 6.8.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
409A Plan	4.17(j)
Agreement	Preamble
Capitalization Date	4.6(a)
Cash Determination Time	2.9(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Closing Distribution	2.6(a)
Company	Preamble
Company Balance Sheet	3.7(a)
Company Disclosure Schedule	3
Company Lock-Up Agreements	Recitals
Company Material Contract	3.13(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consents	6.2(a)
Company Plan	3.6(c)
Company Permits	3.14(b)
Company Preferred Stock	3.6(a)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Stock Certificate	2.6

Term	Section
Costs	5.6(a)
Company Valuation Schedule	2.9(b)
CVR	2.6(a)
CVR Agreement	2.6(a)
CVR Fees	2.6(d)
D&O Indemnified Parties	5.6(a)
Drug/Device Regulatory Agency	3.14(b)
Effective Time	2.3
Employment-Related Laws	3.17(c)
ESPP Termination Date	6.7(c)
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)
Final Offering	6.7(c)
GAAP	3.7(a)
Liability	3.9
Magenta	Preamble
Magenta 2016 Plan	4.6(c)
Magenta 2018 Plan	4.6(c)
Magenta Board Recommendation	5.2(b)
Magenta Disclosure Schedule	4
Magenta ESPP	4.6(c)
Magenta Grant Date	4.6(f)
Magenta Material Contract	4.13
Magenta Net Cash Calculation	2.9(a)
Magenta Net Cash Schedule	2.9(a)
Magenta Permits	4.14(b)
Magenta Product Candidates	4.14(d)
Magenta Regulatory Permits	4.14(d)
Magenta Real Estate Leases	4.11
Magenta SEC Documents	4.7(a)
Magenta Stock Plans	4.6(c)
Magenta Stockholder Matters	5.2(a)
Magenta Stockholder Meeting	5.2(a)
Magenta Stockholder Support Agreement	Recitals
Merger	Recitals
Merger Consideration	2.5(ii)
Merger Sub	Preamble
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Privacy Policies	3.23
Proxy Statement	5.1(a)
Required Company Stockholder Vote	3.4
Required Magenta Stockholder Vote	4.4
Surviving Corporation	2.1
Tax Certificates	6.12(c)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to

Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Magenta Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Magenta Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Magenta.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Magenta and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Magenta and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Organizational Documents; Directors and Officers.

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Magenta shall be identical to the certificate of incorporation of Magenta immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Magenta shall file an amendment to its certificate of incorporation to (i) change the name of Magenta to “Dianthus Therapeutics, Inc.”, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary) and (iii) make such other changes as are mutually agreeable to Magenta and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Magenta, each to hold office in accordance with the certificate of incorporation and bylaws of Magenta, shall be as set forth in Section 6.13; and

(e) the directors and officers of Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of Merger Sub, shall be as set forth in Section 6.13 after giving effect to the provisions of Section 6.13, or such other persons as shall be mutually agreed upon by Magenta and the Company.

2.5 Conversion of Company Equity Securities.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Magenta, Merger Sub, the Company or any stockholder of the Company or Magenta:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to any Company Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Magenta Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Magenta Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Magenta Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Magenta is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Magenta Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Magenta Common Stock (after aggregating all fractional shares of Magenta Common Stock issuable to such holder) shall receive from Magenta, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Magenta Common Stock if the aggregate amount of fractional shares of Magenta Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Magenta Common Stock if the aggregate amount of fractional shares of Magenta Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a). All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(b).

(e) Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Magenta Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and Magenta Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Magenta to take any action with respect to Company Capital Stock or Magenta Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Contingent Value Right

(a) Prior to the Effective Time, Magenta shall declare a distribution (the “Closing Distribution”) to holders of Magenta Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Magenta Common Stock issued upon settlement of Magenta Restricted Stock Units pursuant to Section 6.7) of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Magenta Common Stock held by such stockholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D (the “CVR Agreement”). The record date for the Closing Distribution shall be the close of business on the Business Day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time.

(b) Magenta and the Exchange Agent shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and Magenta.

(c) Magenta shall pay all costs and fees associated with any action contemplated by this Section 2.6 (the “CVR Fees”).

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.8 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Magenta and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Magenta shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Magenta Common Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Magenta may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Magenta Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Magenta: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Magenta Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Magenta Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Magenta may, in its discretion and as a condition precedent to the delivery of any shares of Magenta Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Magenta against any claim suffered by Magenta related to the lost, stolen or destroyed Company Stock Certificate or any Magenta Common Stock issued in exchange therefor as Magenta may reasonably request.

(c) No dividends or other distributions declared or made with respect to Magenta Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Magenta Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Magenta Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Magenta upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.8 shall thereafter look only to Magenta for satisfaction of their claims for Magenta Common Stock and any dividends or distributions with respect to shares of Magenta Common Stock.

(e) No Party shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Magenta Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Calculation of Net Cash and Company Valuation.

(a) No later than five (5) Business Days before the Closing, Magenta will deliver to the Company a schedule (the “Magenta Net Cash Schedule”) setting forth, in reasonable detail, Magenta’s good faith, estimated calculation of Magenta Net Cash (the “Magenta Net Cash Calculation”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Magenta’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Magenta). Magenta shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Magenta Net Cash Schedule and, if reasonably requested by the Company, Magenta’s accountants and counsel at reasonable times and upon reasonable notice. The Magenta Net Cash Calculation shall include Magenta’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b) No later than five (5) Business Days before the Closing, the Company will deliver to Magenta a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation”) and the date of delivery of such schedule being (the “Company Valuation Delivery Date”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Company Valuation Determination Time”) prepared and certified by the Company’s chief financial officer (or if there is no chief financial officer at such time, the chief executive officer). The Company shall make available to Magenta, as reasonably requested by Magenta, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by Magenta, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(c) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Magenta Net Cash Calculation by delivering a written notice to that effect to Magenta (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Magenta Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d) No later than three (3) Business Days after the Company Valuation Delivery Date (the last day of such period, the “Company Valuation Response Date”), Magenta shall have the right to dispute any part of the Company Valuation Calculation by delivering a written notice to that effect to the Company (a “Company Valuation Dispute Notice”). Any Company Valuation Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Company Valuation Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(e) If, on or prior to the Response Date, the Company notifies Magenta in writing that it has no objections to the Magenta Net Cash Calculation or, if on the Response Date, the Company fails to deliver a

Dispute Notice as provided in Section 2.9(c), then the Magenta Net Cash Calculation as set forth in the Magenta Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Magenta Net Cash at the Cash Determination Time for purposes of this Agreement.

(f) If, on or prior to the Company Valuation Response Date, Magenta notifies the Company in writing that it has no objections to the Company Valuation Calculation or, if on the Company Valuation Response Date, Magenta fails to deliver a Company Valuation Dispute Notice as provided in Section 2.9(d), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(g) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Magenta and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Magenta Net Cash, which agreed upon the Magenta Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Magenta Net Cash at the Cash Determination Time for purposes of this Agreement.

(h) If Magenta delivers a Company Valuation Dispute Notice on or prior to the Company Valuation Response Date, then Representatives of Magenta and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the components of the Company Valuation, which agreed upon Company Valuation amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(i) If Representatives of Magenta and the Company are unable to negotiate an agreed-upon determination of Magenta Net Cash as of the Cash Determination Time pursuant to Section 2.9(g) or the components of Company Valuation as of the Company Valuation Determination Time pursuant to Section 2.9(h) within three days after delivery of the Dispute Notice or the Company Valuation Dispute Notice, as applicable, (or such other period as Magenta and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Magenta Net Cash or Company Valuation shall be referred to an independent auditor of recognized national standing jointly selected by Magenta and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Magenta or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Magenta and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Magenta Net Cash Schedule and the Dispute Notice and the Company Valuation Schedule and the Company Valuation Dispute Notice, and Magenta and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Magenta and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Magenta and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Magenta Net Cash or the components of the Company Valuation made by the Accounting Firm shall be made in writing delivered to each of Magenta and the Company, shall be final and binding on Magenta and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Magenta Net Cash at the Cash Determination Time or the components of the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.9(i). The fees and expenses of the Accounting Firm shall be allocated between Magenta and the Company in the same proportion that the disputed amount of the Magenta Net Cash or the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Magenta Net Cash amount or the components of the Company Valuation. If this Section 2.9(i) applies as to the determination of the Magenta Net Cash at the Cash Determination Time or to the determination of the components of the Company Valuation at the Company Valuation Determination Time, as applicable, upon resolution of the matter in accordance with this Section 2.9(i), the Parties shall not be required to determine Magenta Net Cash or the Company Valuation again even though the Closing may occur later than the Anticipated Closing Date, except that either Magenta and the Company may request a redetermination of Magenta Net Cash or the Company Valuation if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.12 Withholding. Each of the Exchange Agent, Magenta and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Closing Distribution) to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that the Exchange Agent, Magenta and the Surviving Corporation shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Corporation or Magenta, as applicable.

2.13 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.8.

(b) The Company shall give Magenta prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Magenta shall have the right to participate in all negotiations and proceedings with respect to such demands. The

Company shall not, except with Magenta’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Magenta (the “Company Disclosure Schedule”), the Company represents and warrants to Magenta and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Magenta accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Magenta and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote (or written consent) of (i) the holders of a majority of the shares of Company Capital Stock each outstanding on the record date and entitled to vote thereon, voting as a single class on an as-converted basis, (ii) the holders of 55% of the shares of Company Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class on an as-converted basis, and (iii) the holders of a majority of the shares of Company Series A Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL, to the extent applicable to the Company, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) Section 3.6(a) of the Company Disclosure Schedule sets forth an accurate and complete capitalization table of the Company as of the date of this Agreement.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of options) and specifies which of those repurchase rights are currently exercisable.

(c) Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company does not have any option plan or any other plan, program, agreement or arrangement providing for an equity-based compensation for any Person.

(d) Except as set forth on Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s unaudited balance sheets at December 31, 2022 (the “Company Balance Sheet”), together with related unaudited statements of operations, changes in stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal year then ended (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Magenta accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between December 31, 2022 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Magenta pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since December 31, 2022, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement and (e) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Magenta (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company and (iii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.

(e) The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether or not currently exercisable) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest.

(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(f) The Company has delivered or made available to Magenta, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.

(g) The manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by the Company (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than the Subscription Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;

(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(vi) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(viii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(ix) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000; or

(x) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole.

(b) The Company has delivered or made available to Magenta accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the

Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Schedule identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Magenta all information requested by Magenta in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; preclinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and

Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.

(e) No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth (on an anonymized basis), for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, annual salary and wage rate, most recent annual bonus received and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise.

(b) The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Magenta accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company Associates to the extent currently effective and material.

(c) Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.

(d) Section 3.17(d) of the Company Disclosure Schedule lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Magenta).

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h) No Company Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification within the past four (4) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has the Company or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Magenta accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. The Company has complied with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of the Company had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of the Company, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Company Contract.

3.23 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Magenta nor any other person on behalf of Magenta makes any express or implied representation or warranty with respect to Magenta or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Magenta set forth in Section 4 (in each case as qualified and limited by the Magenta Disclosure Schedule)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Magenta and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Magenta to the Company (the “Magenta Disclosure Schedule”) or (ii) as disclosed in the Magenta SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Magenta SEC Documents shall be deemed to be disclosed in a section of the Magenta Disclosure Schedule only to the extent that is readily apparent from a reading of such Magenta SEC Documents that is applicable to such section or subsection of the Magenta Disclosure Schedule, Magenta and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Magenta and its Subsidiaries (including Merger Sub) is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of their formation, Merger Sub have not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Magenta’s Subsidiaries are wholly owned by Magenta.

(b) Each of Magenta and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Magenta Material Adverse Effect.

(c) Except as set forth on Section 4.1(c). of the Magenta Disclosure Schedule, Magenta has no Subsidiaries other than Merger Sub and Magenta does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Magenta is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Magenta has not agreed and is not obligated to make, nor is Magenta bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Magenta has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Magenta has delivered to the Company accurate and complete copies of Magenta’s Organizational Documents. Magenta is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Magenta and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Magenta Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Magenta and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Magenta Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Magenta vote to approve the Contemplated Transactions, and, if deemed necessary by Magenta and the Company, the Nasdaq Reverse Split pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Magenta and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Magenta and Merger Sub, enforceable against each of Magenta and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of a majority of (a) the shares of Magenta Common Stock properly cast is the only vote of the holders of any class or series of Magenta’s capital stock necessary to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Magenta Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (b) if deemed necessary by Magenta and the Company, the shares of Magenta Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Magenta’s capital stock necessary to approve an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split (collectively, the “Required Magenta Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Magenta Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Magenta or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Magenta or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Magenta or its Subsidiaries or any of the assets owned or used by Magenta or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Magenta or its Subsidiaries or that otherwise relates to the business of Magenta, or any of the assets owned, leased or used by Magenta;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Magenta Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Magenta Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Magenta Material Contract, (C) accelerate the maturity or performance of any Magenta Material Contract or (D) cancel, terminate or modify any term of any Magenta Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Magenta or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Magenta Disclosure Schedule under any Magenta Contract, (ii) the Required Magenta Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Magenta nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Magenta Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Magenta consists of (i) 150,000,000 shares of Magenta Common Stock of which 60,648,821 shares have been issued and are outstanding as of March 31, 2023 (the “Capitalization Date”) and (ii) 10,000,000 shares of Magenta Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Magenta does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Magenta Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Magenta Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Magenta Common Stock is subject to any right of first refusal in favor of Magenta. Except as contemplated herein, there is no Magenta Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Magenta Common Stock. Magenta is not under any obligation, nor is Magenta bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Magenta Common Stock or other securities. Section 4.6(b) of the Magenta Disclosure Schedule accurately and completely describes all repurchase rights held by Magenta with respect to shares of Magenta Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Magenta 2016 Stock Option and Grant Plan, as amended (the “Magenta 2016 Plan”) and the Magenta 2018 Stock Option and Grant Plan (the “Magenta 2018 Plan” and, together with the Magenta 2016 Plan, the “Magenta Stock Plans”) and the Magenta 2019 Employee Stock Purchase Plan (the “Magenta ESPP”), and except as set forth on Section 4.6(c) of the Magenta Disclosure Schedule, Magenta does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Magenta has reserved 17,287,588 shares of Magenta Common Stock for issuance under the Magenta Stock Plans, of which 2,865,613 shares have been issued and are currently outstanding, 7,190,312 shares have been reserved for issuance upon exercise or settlement of Magenta Options and Magenta Restricted Stock Units, as applicable, granted under the Magenta Stock Plans, and 7,231,663 shares remain available for future issuance pursuant to the Magenta Stock Plans. As of the Capitalization Date, Magenta has reserved 754,516 shares of Magenta Common Stock for future issuance pursuant to the Magenta ESPP (of which 161,277 shares have been issued and are currently outstanding). Section 4.6(c) of the Magenta Disclosure Schedule sets forth the following information with respect to each

Magenta Option and Magenta Restricted Stock Unit outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Magenta Common Stock subject to such Magenta Option and Magenta Restricted Stock Units at the time of grant, (iii) the number of shares of Magenta Common Stock subject to such Magenta Option and Magenta Restricted Stock Units as of the Capitalization Date, (iv) the exercise price of such Magenta Option, (v) the date on which such Magenta Option and Magenta Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the Capitalization Date, (vii) the date on which such Magenta Option expires, (viii) whether such Magenta Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (ix) in the case of a Magenta Option, the plan pursuant to which such Magenta Option was granted. Magenta has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Magenta has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Magenta Stock Plans and any amendments thereto.

(d) Except for the outstanding Magenta Options and Magenta Restricted Stock Units or as set forth on Section 4.6(d) of the Magenta Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Magenta, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Magenta, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Magenta is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Magenta. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Magenta. Magenta and the Magenta Board have taken all action required to (a) render the Magenta Rights inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, (b) ensure that the Company is not an Acquiring Person (as defined in the Rights Agreement) and (c) cause the Magenta Rights to expire immediately prior to the Effective Time without any payment being made in respect thereof.

(e) All outstanding shares of Magenta Common Stock, Magenta Options, Magenta Restricted Stock Units and other securities of Magenta have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Magenta Options and Magenta Restricted Stock Units granted pursuant to the Magenta Stock Plans, (i) each grant of a Magenta Option or Magenta Restricted Stock Unit was duly authorized no later than the date on which the grant of such Magenta Option and Magenta Restricted Stock Unit was by its terms to be effective (the “Magenta Grant Date”) by all necessary corporate action, including, as applicable, approval by the Magenta Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Magenta Option and Magenta Restricted Stock Unit grant was made in accordance with the terms of the Magenta Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Magenta Option was not less than the fair market value of a share of Magenta Common Stock on the applicable Magenta Grant Date.

4.7 SEC Filings; Financial Statements.

(a) Magenta has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Magenta SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Magenta SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Magenta SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Magenta SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Magenta SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Magenta as of the respective dates thereof and the results of operations and cash flows of Magenta for the periods covered thereby. Other than as expressly disclosed in the Magenta SEC Documents filed prior to the date hereof, there has been no material change in Magenta’s accounting methods or principles that would be required to be disclosed in Magenta’s financial statements in accordance with GAAP. The books of account and other financial records of Magenta and each of its Subsidiaries are true and complete in all material respects.

(c) Magenta’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Magenta, “independent” with respect to Magenta within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Magenta, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.6(d) of the Magenta Disclosure Schedule, Magenta has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Magenta Common Stock on Nasdaq. Magenta has not disclosed any unresolved comments in the Magenta SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Magenta, the Magenta Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Magenta Disclosure Schedule, Magenta is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Magenta maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Magenta maintains records that in reasonable detail accurately and fairly reflect Magenta’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Magenta’s assets that could have a material effect on Magenta’s financial statements. Magenta has evaluated the effectiveness of Magenta’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Magenta SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Magenta has disclosed to Magenta’s auditors and the Audit Committee of the Magenta Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Magenta’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Magenta’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Magenta SEC Documents filed prior to the date hereof, Magenta’s internal control over financial reporting is effective at the reasonable assurance level and Magenta has not identified any material weaknesses in the design or operation of Magenta’s internal control over financial reporting.

(h) Magenta’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Magenta in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Magenta’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Magenta has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) Magenta has not been and is not currently determined to be a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Magenta Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Magenta has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Magenta Material Adverse Effect or (b) action, event or occurrence that would have required consent of Magenta pursuant to Section (a)5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2022, neither Magenta nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Magenta Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Magenta or its Subsidiaries since the date of the Magenta Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Magenta or any of its Subsidiaries under Magenta Contracts, (d) Liabilities incurred in connection with the Magenta Legacy Business or the Contemplated Transactions and (e) Liabilities described in Section 4.9 of the Magenta Disclosure Schedule.

4.10 Title to Assets. Each of Magenta and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Magenta Balance Sheet and (b) all other tangible assets reflected in the books and records of Magenta as being owned by Magenta. All of such assets are owned or, in the case of leased assets, leased by Magenta or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Magenta nor any of its Subsidiaries owns or has ever owned any real property. Magenta has made available to the Company (a) an accurate and complete list of all real properties with respect to which Magenta directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Magenta or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Magenta Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Magenta Disclosure Schedule is an accurate, true and complete listing of all Magenta Registered IP.

(b) Section 4.12(b) of the Magenta Disclosure Schedule accurately identifies (i) all Magenta Contracts pursuant to which any Magenta IP Rights are licensed to Magenta (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Magenta products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Magenta and its employees in Magenta’s standard form thereof) and (ii) whether the license or licenses granted to Magenta are exclusive or nonexclusive.

(c) Section 4.12(c) of the Magenta Disclosure Schedule accurately identifies each Magenta Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Magenta IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Magenta IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Magenta’s benefit).

(d) Neither Magenta not any of its Subsidiaries is bound by, and no Magenta IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Magenta or any of its Subsidiaries to use, exploit, assert, or enforce any Magenta IP Rights anywhere in the world.

(e) Magenta or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Magenta IP Rights (other than (i) Magenta IP Rights licensed to Magenta, or co-owned rights each as identified in Section 4.12(c) of the Magenta Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Magenta solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Magenta or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Magenta Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Magenta or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Magenta or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Magenta or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Magenta and its Subsidiaries.

(iii) To the Knowledge of Magenta, no current or former stockholder, officer, director or employee of Magenta or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Magenta IP Rights purported to be owned by Magenta. To the Knowledge of Magenta, no employee of Magenta or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Magenta or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Magenta IP Rights purported to be owned by Magenta or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Magenta IP Rights purported to be owned by Magenta or such Subsidiary.

(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Magenta IP Rights in which Magenta or any of its Subsidiaries has an ownership interest.

(v) Magenta and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Magenta or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Magenta or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Magenta IP Rights to any other Person.

(f) Magenta has delivered, or made available to the Company, a complete and accurate copy of all material Magenta IP Rights Agreements.

(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Magenta does not violate any license or agreement between Magenta or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Magenta, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Magenta Material Adverse Effect. To the Knowledge of Magenta, no third party is infringing upon any Patents owned by Magenta within the Magenta IP Rights, or violating any Magenta IP Rights Agreement.

(h) As of the date of this Agreement, Magenta is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Magenta IP Rights. Magenta has not received any written notice asserting that any Magenta Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Magenta or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Magenta, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Magenta conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Magenta Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Magenta has or purports to have an ownership interest has been impaired as determined by Magenta in accordance with GAAP.

(j) Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the Magenta Disclosure Schedule or as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Magenta (i) Magenta is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Magenta taken as a whole and (ii) Magenta has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Magenta nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Magenta IP Rights, result in breach of, default under or termination of such Contract with respect to any Magenta IP Rights, or impair the right of Magenta or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Magenta IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Magenta Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Magenta Disclosure Schedule identifies each Magenta Contract that is in effect as of the date of this Agreement (each, an “Magenta Material Contract” and collectively, the “Magenta Material Contracts”):

(i) each Magenta Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Magenta Contract requiring payments by Magenta after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Magenta on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Magenta’s, or such successor’s ability to terminate employees at will;

(iii) each Magenta Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Magenta Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Magenta Contract containing (A) any covenant limiting the freedom of Magenta or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Magenta’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Magenta Contract (A) pursuant to which any Person granted Magenta an exclusive license under any Intellectual Property, or (B) pursuant to which Magenta granted any Person an exclusive license under any Magenta IP Rights;

(vii) each Magenta Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Magenta Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(ix) each Magenta Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Magenta or any loans or debt obligations with officers or directors of Magenta;

(x) each Magenta Contract requiring payment by or to Magenta after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Magenta, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Magenta or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Magenta or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Magenta or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Magenta or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Magenta or any of its Subsidiaries, in each case, except for Magenta Contracts entered into in the Ordinary Course of Business;

(xi) each Magenta Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Magenta in connection with the Contemplated Transactions and requiring payments by Magenta after the date in this Agreement in excess of $100,000 pursuant to its express terms;

(xii) each Magenta Contract to which Magenta or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Magenta or such Subsidiary in excess of $100,000;

(xiii) any Magenta Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Magenta Disclosure Schedule; or

(xv) any other Magenta Contract that is not terminable at will (with no penalty or payment) by Magenta or any of its Subsidiaries, and (A) which involves payment or receipt by Magenta or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Magenta and its Subsidiaries taken as a whole.

(b) Magenta has delivered or made available to the Company accurate and complete copies of all Magenta Material Contracts, including all amendments thereto. There are no Magenta Material Contracts that are not in written form. Magenta has not nor, to Magenta’s Knowledge as of the date of this Agreement, has any other party to a Magenta Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Magenta Material Contract in such manner as would permit any other party to cancel or terminate any such Magenta Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Magenta Material Adverse Effect. As to Magenta and its Subsidiaries, as of the date of this Agreement, each Magenta Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Magenta Material Contract to change, any material amount paid or payable to Magenta under any Magenta Material Contract or any other material term or provision of any Magenta Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Magenta and each of its Subsidiaries is, and since January 1, 2022, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Magenta, threatened against Magenta or any of its Subsidiaries. There is no agreement or Order binding upon Magenta or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Magenta or any of its Subsidiaries, any acquisition of material property by Magenta or any of its Subsidiaries or the conduct of business by Magenta or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Magenta’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Magenta and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Magenta and Merger Sub as currently conducted (collectively, the “Magenta Permits”). Section 4.14(b) of the Magenta Disclosure Schedule identifies each Magenta Permit. Each of Magenta and its Subsidiaries is in material compliance with the terms of the Magenta Permits. No Legal Proceeding is pending or, to the Knowledge of Magenta, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Magenta Permit. The rights and benefits of each Magenta Permit, if any, will be available to Magenta and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Magenta and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Magenta, threatened with respect to an alleged violation by Magenta or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) Each of Magenta and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Magenta and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Magenta Product Candidates”) (the “Magenta Regulatory Permits”) and no such Magenta Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Magenta Disclosure Schedule identifies each Magenta Regulatory Permit. Magenta has timely maintained and is in compliance in all material respects with the Magenta Regulatory Permits and neither Magenta nor or any of its Subsidiaries has, since January 1, 2022, received any written notice or correspondence or, to the Knowledge of Magenta, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Magenta Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Magenta Regulatory Permit. Magenta has made available to the Company all information requested by the Company in Magenta’s or its Subsidiaries’ possession or control relating to material Magenta Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Magenta Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Magenta or its Subsidiaries, in which Magenta or its Subsidiaries or their respective product candidates, including the Magenta Product Candidates, have participated were, since January 1, 2022, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, and in compliance in all material respects with the applicable regulations of the Drug/Device

Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Other than as set forth on Section 4.14(e) of the Magenta Disclosure Schedule, since January 1, 2022, neither Magenta nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Magenta, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Magenta or any of its Subsidiaries or in which Magenta or any of its Subsidiaries or its current product candidates, including the Magenta Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Magenta, on behalf of Magenta or any of its Subsidiaries has been disqualified from participating in studies involving the Magenta Product Candidates, and to the Knowledge of Magenta, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither Magenta nor any of its Subsidiaries and, to the Knowledge of Magenta, any contract manufacturer with respect to any Magenta Product Candidate is the subject of any pending or, to the Knowledge of Magenta, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither Magenta nor any of its Subsidiaries and, to the Knowledge of Magenta, any contract manufacturer, nor their respective officers, employees or agents, with respect to any Magenta Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Magenta, any of its Subsidiaries, and to the Knowledge of Magenta, any contract manufacturer with respect to any Magenta Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Magenta, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Magenta, any of its Subsidiaries, and to the Knowledge of the Magenta, any contract manufacturer with respect to any Magenta Product Candidate, or any of its officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of Magenta, for the benefit of, Magenta or its Subsidiaries in connection with any Magenta Product Candidate, since January 1, 2022, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) None of Magenta, any of its Subsidiaries, and to the Knowledge of Magenta, any manufacturing site of a contract manufacturer or laboratory, with respect to any Magenta Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Magenta, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Magenta Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Magenta, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Magenta or any of its Subsidiaries or any Magenta Associate (in his or her

capacity as such) or any of the material assets owned or used by Magenta or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Magenta or any of its Subsidiaries, or any of the material assets owned or used by Magenta or any of its Subsidiaries is subject. To the Knowledge of Magenta, no officer or other Magenta Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Magenta or any of its Subsidiaries or to any material assets owned or used by Magenta or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Magenta and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where Magenta or any of its Subsidiaries does not file Tax Returns that Magenta or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by Magenta or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of Magenta and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Magenta or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Magenta or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, examinations assessments or other actions for or relating to any liability in respect of Taxes of Magenta or any of its Subsidiaries. Neither Magenta nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) Neither Magenta nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Magenta nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Magenta). Neither Magenta nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Magenta or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Magenta nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Magenta nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Magenta nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Section 4.17(a) of the Magenta Disclosure Schedule sets forth, for each Magenta Associate who is an employee of Magenta or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act, annual salary and wage rate, most recent annual bonus received and current annual bonus opportunity. Section 4.17(a) of the Magenta Disclosure Schedule separately sets forth, for each Magenta Associate who is an individual independent contractor engaged by Magenta or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.

(b) The employment of Magenta’s employees is terminable by Magenta at will. Magenta has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Magenta Associates to the extent currently effective and material.

(c) Magenta is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Magenta, purporting to represent or seeking to represent any employees of Magenta.

(d) Section 4.17(d) of the Magenta Disclosure Schedule lists all Magenta Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Magenta or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).

(e) Each Magenta Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Magenta, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Magenta Employee Plan or the exempt status of any related trust.

(f) Each Magenta Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Magenta, threatened with respect to any Magenta Employee Plan. All payments and/or contributions required to have been made with respect to all Magenta Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Magenta Employee Plan and applicable Law.

(g) Neither Magenta nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Magenta nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h) No Magenta Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Magenta does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Magenta Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Magenta Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Magenta 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Magenta 409A Plan is or, when made in accordance with the terms of the Magenta 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) Magenta is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Magenta: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Magenta, threatened or reasonably anticipated against or involving Magenta or any trustee of Magenta relating to any employee, contingent worker, director, employment agreement or Magenta Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Magenta, there are no material pending or threatened or reasonably anticipated claims or actions against Magenta, any Magenta trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Magenta is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Magenta has no material liability with respect to any misclassification within the past four (4) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Magenta has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Magenta been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Magenta. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Magenta is not, nor has Magenta been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Magenta, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Magenta, including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which Magenta or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither Magenta nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Magenta or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2022, Magenta and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Magenta of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Magenta Material Adverse Effect. Neither Magenta nor any of its Subsidiaries has received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Magenta or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Magenta, there are no circumstances that may prevent or interfere with Magenta’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Magenta Material Adverse Effect. To the Knowledge of Magenta: (i) no current or prior owner of any property leased or controlled by Magenta or any of its Subsidiaries has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Magenta or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Magenta or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Magenta nor any of its Subsidiaries has any material liability under any Environmental Law.

4.19 Insurance. Magenta has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Magenta and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Magenta and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither Magenta nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Magenta and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Magenta or such Subsidiary for which Magenta or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Magenta or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Magenta SEC Documents filed prior to the date of this Agreement, since the date of Magenta’s last proxy statement filed in 2022 with the SEC, no event has occurred that would be required to be reported by Magenta pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Magenta Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Magenta as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Magenta Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Magenta.

4.22 Valid Issuance. The Magenta Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Magenta and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Magenta Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Magenta or any of its Subsidiaries in connection with the operation of Magenta’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Magenta Material Adverse Effect. To the Knowledge of Magenta, Magenta has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such noncompliance as has not to the Knowledge of the Magenta had, and would not reasonably be expected to have, individually or in the aggregate, a Magenta Material Adverse Effect. To the Knowledge of Magenta, as of the date hereof, no claims have been asserted or threatened against Magenta by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Magenta Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Magenta, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Magenta data in the custody or control of Magenta or any service provider acting on behalf of Magenta, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Magenta Contract.

4.24 No Other Representations or Warranties. Magenta hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Magenta, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Magenta, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Magenta’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 5.1(a) of the Magenta Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Magenta shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Magenta Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Magenta Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Magenta shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, including Magenta Rights (except for shares of Magenta Common Stock from terminated employees, directors or consultants of Magenta);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Magenta Common Stock issued upon the valid exercise or settlement of outstanding Magenta Options or Magenta Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents or the Rights Agreement, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Magenta Employee Plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any Magenta Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Magenta Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Magenta or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Magenta or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Magenta or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Magenta or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Magenta or any of Subsidiaries;

(xv) enter into, amend or terminate any Magenta Material Contract; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Magenta prior to the Effective Time. Prior to the Effective Time, Magenta shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Magenta may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Magenta Legacy Business or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Magenta Legacy Business (each, an “Magenta Legacy Transaction”); provided, however, that to the extent any Magenta Legacy Transaction results in material obligations of Magenta that will extend beyond Closing, such terms shall be reasonably acceptable to Company.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Magenta shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Magenta (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its

Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Employee Plan disclosed to Magenta), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire, engage or appoint any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act; provided, that the Company may, in its sole discretion, replace a departing executive officer, other than its Chief Executive Officer, Chief Financial Officer or Chief Medical Officer;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(xi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than in the Ordinary Course of Business);

(xv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xvi) enter into, amend or terminate any Company Material Contract;

(xvii) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xviii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Magenta, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Magenta, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Magenta or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Magenta and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Magenta Stockholder Vote in the case of Magenta), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Magenta, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Magenta Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Magenta shall prepare and file with the SEC a proxy statement relating to the Magenta Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Magenta, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Magenta Common Stock to be issued by virtue of the Contemplated Transactions. Magenta shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Magenta shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Magenta Common Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Magenta covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Magenta for inclusion in the Registration Statement (including the Company Balance Sheet) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Magenta shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Magenta’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Magenta, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Magenta filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Magenta stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Magenta shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Magenta Common Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Magenta and provide, and cause its Representatives to provide, Magenta and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Magenta to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Magenta a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Magenta), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Magenta may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Magenta has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Magenta by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Magenta for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to Magenta (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Magenta’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Magenta, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Magenta or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Magenta (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has during the Notice Period (as defined below), negotiated with Magenta in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Magenta shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Magenta receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Magenta shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Magenta in good faith (to the extent Magenta desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Magenta with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3 Magenta Stockholder Meeting.

(a) Magenta shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Magenta Common Stock to consider and vote to approve this Agreement and thereby approve the Contemplated Transactions and against any competing proposals pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split (collectively, the “Magenta Stockholder Matters” and such meeting, the “Magenta Stockholder Meeting”). The Magenta Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Magenta shall take reasonable measures to ensure that all proxies solicited in connection with the Magenta Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Magenta Stockholder Meeting, or a date preceding the date on which the Magenta Stockholder Meeting is scheduled, Magenta reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Magenta Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Magenta Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Magenta Stockholder Meeting, Magenta may postpone or adjourn, or make one or more successive postponements or adjournments of, the Magenta Stockholder Meeting as long as the date of the Magenta Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with any postponements or adjournments.

(b) Magenta agrees that (i) the Magenta Board shall recommend that the holders of Magenta Common Stock vote to approve the Magenta Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Magenta Board recommends that Magenta’s stockholders vote to approve the Magenta Stockholder Matters (the recommendation of the Magenta Board being referred to as the “Magenta Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to approval and adoption of this Agreement by the Required Magenta Stockholder Vote, Magenta receives a bona fide written Superior Offer, the Magenta

Board may withhold, amend, withdraw or modify the Magenta Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Magenta Board Recommendation) in a manner adverse to the Company (collectively, a “Magenta Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Magenta Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Magenta has, and has caused its financial advisors and outside legal counsel to, during the Magenta Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Magenta Notice Period, the Magenta Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Magenta Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Magenta confirming that the Magenta Board has determined to change its recommendation at least four (4) Business Days in advance of the Magenta Board Adverse Recommendation Change (the “Magenta Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Magenta Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Magenta Notice Period, the Company shall be entitled to deliver to Magenta one or more counterproposals to such Acquisition Proposal and Magenta will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Magenta’s stockholders would receive as a result of such potential Superior Offer), Magenta shall be required to provide the Company with notice of such material amendment and the Magenta Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Magenta Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Magenta Board shall not make a Magenta Board Adverse Recommendation Change prior to the end of such Magenta Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Magenta’s obligation to call, give notice of and hold the Magenta Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Magenta Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Magenta or the Magenta Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Magenta or the Magenta Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Magenta is unable to take a position with respect to the bidder’s tender offer unless the Magenta Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated

Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, no later than ten (10) Business Days after the date the Company and Magenta receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters.

(c) Without limiting the generality of the foregoing, Magenta shall give the Company prompt written notice of any litigation against Magenta and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Magenta will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Magenta and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Magenta will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

6.5 Company Options; Company Warrants.

(a) At the Effective Time, Magenta shall assume each Company Equity Incentive Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Magenta Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Magenta Board or compensation committee). The number of shares of Magenta Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Magenta Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Magenta Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Magenta Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing.

(b) At the Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to any Company Pre-Closing Financing), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the Effective Time, into a warrant to purchase shares of Magenta Common Stock (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the Effective Time. The number of shares of Magenta Common Stock subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Magenta Common Stock, and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

6.6 Employee Benefits.

(a) Magenta shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Magenta Disclosure Schedule, subject to the provisions of such agreements.

(b) From and after the Effective Time, with respect to each benefit plan maintained by Magenta or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Magenta is or becomes eligible to participate (including under COBRA), Magenta and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Magenta employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Magenta Employee Plan in which such current or former Magenta employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Magenta employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Magenta employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Magenta Employee Plan.

6.7 Magenta Equity Awards.

(a) Magenta Options. Prior to the Closing, the Magenta Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting and exercisability of each unexpired, unexercised and unvested Magenta Option shall be accelerated in full effective as of immediately prior to the Effective Time and (ii) each Magenta Option that has an exercise price per share equal to or less than $2.00, is unexpired and unexercised as of the Effective Time, and is held by a current employee, director or consultant of Magenta as of the Effective Time, shall remain outstanding and exercisable until the three year anniversary of the Closing Date (or, if earlier, the original expiration date of such Magenta Option). Except as otherwise provided by this Section 6.7(a), each Magenta Option shall continue to be subject to the same terms and conditions after the Effective Time as were applicable under such Magenta Option as of immediately prior to the Effective Time.

(b) Magenta Restricted Stock Units. Prior to the Closing, the Magenta Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Magenta Restricted Stock Unit that vests solely on the basis of time shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (ii) for each outstanding and unsettled Magenta Restricted Stock Unit that vests solely on the basis of time (including any Magenta Restricted Stock Units accelerated under Section 6.7(b)(i) above) the holder thereof shall receive, immediately prior to the Effective Time a number of shares of Magenta Common Stock equal to the number of vested and unsettled shares underlying such Magenta Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Magenta Common Stock in accordance with the preceding sentence shall be satisfied by Magenta withholding from issuance that number of shares of Magenta Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Magenta Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. For the avoidance of doubt, any Magenta Restricted Stock Unit that vests in whole or in part based on the achievement of performance goals shall not be impacted by this Section 6.7(b) and shall remain in effect in accordance with their terms.

6.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Magenta and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Magenta or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Magenta or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Magenta and the Surviving Corporation, jointly and severally, upon receipt by Magenta or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Magenta, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Magenta with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Magenta that are presently set forth in the certificate of incorporation and bylaws of Magenta shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Magenta, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Magenta shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Magenta.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Magenta shall fulfill and honor in all respects the obligations of Magenta to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Magenta’s Organizational Documents and pursuant to any indemnification agreements between Magenta and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Magenta shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Magenta. In addition, Magenta shall purchase, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Magenta’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Magenta’s existing policies as of the date of this Agreement, except that Magenta will not commit or spend on such “D&O Tail policy” annual premiums in excess of 250% of the annual premiums paid by Magenta in its last full fiscal year prior to the date hereof for Magenta’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Magenta shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Magenta prior to the Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the Effective Time, Magenta shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.

(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Magenta and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Magenta or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Magenta or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Magenta shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.

6.9 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Magenta’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Magenta may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Magenta in compliance with this Section 6.9. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).

6.10 Listing. At or prior to the Effective Time, Magenta shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Magenta Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Magenta’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Magenta Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. All Nasdaq fees associated with any action contemplated by this Section 6.10 (the “Nasdaq Fees”) shall be shared equally by the Company and Magenta.

6.11 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Magenta shall promptly notify the Company if, at any time before the Effective Time, Magenta becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Magenta if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish such opinion (as so required and subject to customary assumptions and limitations) and (ii) Magenta and the Company shall each deliver to Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Magenta or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Magenta, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinion (the “Tax Certificates”). Each of Magenta and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Magenta and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Magenta and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

6.12 Legends. Magenta shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Magenta Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Magenta for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Magenta Common Stock.

6.13 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.13 of the Magenta Disclosure Schedule are elected or appointed, as applicable, to the positions of officers or directors of Magenta and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.13 of the Magenta Disclosure Schedule is unable or unwilling to serve as officer or director of Magenta or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.13 of the Magenta Disclosure Schedule) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Magenta following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.14 Termination of Certain Agreements and Rights. Except as set forth on Section 6.14 of the Magenta Disclosure Schedule, each of Magenta and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Magenta or the Company and any holders of Magenta Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Magenta or the Surviving Corporation.

6.15 Section 16 Matters. Prior to the Effective Time, Magenta shall take all such steps as may be required to cause any acquisitions of Magenta Common Stock and any options to purchase Magenta Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Magenta, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate. The Company will prepare and deliver to Magenta prior to the Closing a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Magenta setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Magenta Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

6.17 Wind-Down Activities. Following the Closing, Magenta shall use its commercially reasonable efforts to continue the wind-down activities of Magenta associated with the termination of its research and development activities set forth on Section 6.17 of the Magenta Disclosure Schedule.

6.18 Magenta SEC Documents. From the date of this Agreement to the Effective Time, Magenta shall timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Magenta with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Magenta with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.19 Obligations of Merger Sub. Magenta will take all action necessary to cause Merger Sub to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Magenta Common Stock in connection with the Contemplated Transactions shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Magenta Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Magenta shall have obtained the Required Magenta Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Magenta Common Stock on Nasdaq shall have been obtained and the shares of Magenta Common Stock to be issued in the Contemplated Transactions pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.5 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

Section 8. Additional Conditions Precedent to Obligations of Magenta and Merger Sub. The obligations of Magenta and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Magenta, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the

Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Documents. Magenta shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4, 8.5 and 8.6 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date;

(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Magenta;

(c) the Company Valuation Schedule; and

(d) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 Company Pre-Closing Financing. The Subscription Agreement shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Magenta Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Magenta Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) variances arising solely due to the transactions contemplated under the Subscription Agreement. The representations and warranties of Magenta and Merger Sub contained in this Agreement (other than the Magenta Fundamental Representations and the Magenta Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Magenta Material Adverse Effect (without giving effect to any references therein to any Magenta Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Magenta Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Magenta and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Magenta certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Magenta who are not to continue as officers or directors of Magenta pursuant to Section 6.13 hereof; and

(c) the Magenta Net Cash Schedule.

9.4 No Magenta Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Magenta Material Adverse Effect.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Magenta Stockholder Matters by Magenta’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Magenta and the Company;

(b) by either Magenta or the Company if the Merger shall not have been consummated by November 2, 2023 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Magenta if such Party’s (or in the case of Magenta, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Magenta shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Magenta or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Magenta if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Magenta may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Magenta or the Company if (i) the Magenta Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Magenta’s stockholders shall have taken a final vote on the Magenta Stockholder Matters and (ii) the Magenta Stockholder Matters shall not have been approved at the Magenta Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Magenta Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Magenta where the failure to obtain the Required Magenta Stockholder Vote shall have been caused by the action or failure to act of Magenta and such action or failure to act constitutes a material breach by Magenta of this Agreement;

(f) by the Company (at any time prior to the approval of the Magenta Stockholder Matters by the Required Magenta Stockholder Vote) if a Magenta Triggering Event shall have occurred;

(g) by Magenta (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Magenta or Merger Sub or if any representation or warranty of Magenta or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Magenta’s or Merger Sub’s representations and warranties or breach by Magenta or Merger Sub is curable by Magenta or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Magenta or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Magenta or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Magenta or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Magenta or Merger Sub is cured prior to such termination becoming effective);

(i) by Magenta, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Magenta is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Magenta to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Magenta to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Magenta (at any time prior to the approval of the Magenta Stockholder Matters by the Required Magenta Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Magenta Board authorizing Magenta to enter into a Permitted Alternative Agreement; provided, however, that Magenta shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Magenta of Magenta’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Magenta shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (iii) the Magenta Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) Magenta shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) this Agreement is terminated by Magenta or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(f), (ii) at any time after the date of this Agreement and prior to the Magenta Stockholder Meeting, an Acquisition Proposal with respect to Magenta shall have been publicly announced, disclosed or otherwise communicated to the Magenta Board (and shall not have been withdrawn) and

(iii) in the event this Agreement is terminated pursuant to Section 10.1(e), within twelve (12) months after the date of such termination, Magenta enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Magenta shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $13,300,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(b) or Section 10.1(e) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)) then Magenta shall pay to the Company within five (5) Business Days of such termination, the Company Termination Fee or (ii) by Magenta pursuant to Section 10.1(j), then Magenta shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(d) If (i) this Agreement is terminated by Magenta pursuant to Section 10.1(d) or Section 10.1(g), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 10.1(d), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Magenta, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $13,300,000.

(e) If this Agreement is terminated by the Company pursuant to Section 10.1(h), Magenta shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Magenta true and correct copies of reasonable documentation supporting such expenses.

(f) If this Agreement is terminated by Magenta pursuant to Section 10.1(i), the Company shall reimburse Magenta for all reasonable out-of-pocket fees and expenses incurred by Magenta in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Magenta submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(g) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(h) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Magenta or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Magenta and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Magenta at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Magenta Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Magenta.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Magenta or Merger Sub:

Magenta Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

Attention: Tom Beetham, Chief Legal Officer

Email:

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018 United States

Attention: William D. Collins; Michael R. Patrone

Email:

if to the Company:

Dianthus Therapeutics, Inc.

7 Times Square

New York, New York 10036

Attention: Ryan Savitz, Chief Financial Officer

Email:

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

Attention: Ryan Murr, Branden Berns, Chris Trester

Email:

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MAGENTA THERAPEUTICS, INC.

By:	/s/ Stephen Mahoney
Name:	Stephen Mahoney
Title:	President, Chief Financial and Operating Officer

DIO MERGER SUB, INC.

By:	/s/ Thomas Beetham
Name:	Thomas Beetham
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

DIANTHUS THERAPEUTICS, INC.

By:	/s/ Marino Garcia
Name:	Marino Garcia
Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A-1

FORM OF MAGENTA STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 2, 2023, by and among Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), and the undersigned stockholder (the “Stockholder”) of Magenta. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Magenta, the Company and Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Magenta (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Magenta Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Magenta Stockholder Matters” means the approval of the Merger Agreement and the Contemplated Transactions, and, if deemed necessary by Magenta, an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split.

(c) “Shares” means (i) all shares of Magenta Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Magenta Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Magenta Stockholder Matters and against any competing proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Magenta and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Magenta, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Magenta, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Magenta Stockholder Matters and (B) against any competing proposals.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Magenta by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Magenta. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Magenta.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Magenta or pursuant to any applicable written consent of the stockholders of Magenta, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by the Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Magenta stockholders or at any meeting of the Magenta stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Magenta or the Company, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Magenta and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Magenta or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Magenta and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Magenta Board, breaches any fiduciary duty of the Magenta Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Magenta.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Magenta Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Magenta other than the shares of Magenta Common Stock and rights to purchase shares Magenta Common Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Magenta, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Magenta, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Magenta and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 11(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Magenta, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Magenta has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Magenta, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Magenta, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Magenta to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY: Dianthus Therapeutics, Inc.

By:
Name:
Title:

MAGENTA : Magenta Therapeutics, Inc.

By:
Name:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Appendix A

Exhibit A-2

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 2, 2023, by and among Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Magenta, the Company and Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Magenta (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Magenta to enter into the Merger Agreement, Magenta has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Magenta as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Amended and Restated Voting Agreement of the Company, dated as of April 6, 2022 (the “Voting Agreement”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Magenta and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, and (C) against any Acquisition Proposal.

(b) If the Stockholder is not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Magenta or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Magenta and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Magenta or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Magenta and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Magenta and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other

Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights Agreement of the Company, dated as of April 6, 2022 (the “Investors’ Rights Agreement”) or any lock-up agreement entered into by and between the Stockholder, the Company and Magenta); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Magenta, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Magenta, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Magenta and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time each of (a) the Voting Agreement, the Investors’ Rights Agreement and the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 6, 2022, between the Company and the other parties thereto and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Magenta (the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Magenta, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Magenta has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.5 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than Magenta, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Magenta, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Magenta to the extent practicable. The Company is an intended third-party beneficiary of this Section 12(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY: Dianthus Therapeutics, Inc.

By:
Title:

MAGENTA: Magenta Therapeutics, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Appendix A

Exhibit B

FORM OF LOCK-UP AGREEMENT

May 2, 2023

Magenta Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), has entered into an Agreement and Plan of Merger, dated as of May 2, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta, and Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Magenta to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Magenta, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta Common Stock or any securities convertible into or exercisable or exchangeable for shares of Magenta Common Stock (including without limitation, shares of Magenta Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Mammoth which may be issued upon exercise of an option to purchase shares of Magenta Common Stock or a warrant to purchase shares of Magenta Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Magenta Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Magenta Common Stock or any security convertible into or exercisable or exchangeable for shares of Magenta Common Stock (other than such rights set forth in the Merger Agreement); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Magenta a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Magenta Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Magenta Common Stock (including a net or cashless exercise of an option to purchase shares of Magenta Common Stock ), and any related transfer of shares of Magenta Common Stock to Magenta for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Magenta Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Magenta in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Magenta Common Stock, settled in shares of Magenta Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Magenta Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Magenta Common Stock; provided that such plan does not provide for any transfers of shares of Magenta Common Stock during the Restricted Period;

(e) transfers by the undersigned of shares of Magenta Common Stock purchased by the undersigned on the open market or in a public offering by Mammoth, in each case following the Effective Time;

(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Magenta’s capital stock involving a change of control of Magenta, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g) pursuant to an order of a court or regulatory agency; or

(h) transfers by the undersigned of shares of Magenta Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing.

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Magenta Common Stock or any securities convertible into or exercisable or exchangeable for Magenta Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Magenta Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Magenta. In furtherance of the foregoing, the undersigned agrees that Magentaand any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Magenta may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Magenta Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Magenta is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Magenta’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Magenta to sell or otherwise transfer or dispose of shares of Magenta Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Magenta Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Magenta Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Magenta to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Magenta Common Stock in an aggregate amount in excess of 1% of the number of shares of Magenta Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, the Company shall promptly (and in any event within two (2) business days of such release) inform each relevant holder of Magenta Common Stock of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Magenta will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Magenta Therapeutics, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Exhibit C

EXHIBIT C – FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into as of May 2, 2023 (the “Effective Date”) by and among Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the signature pages hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 8 hereof.

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Dio Merger Sub, Inc. (“Merger Sub”), and Magenta Therapeutics, Inc. (“Magenta”), dated on or about the date hereof (the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub and become a wholly-owned subsidiary of Magenta (the “Merger”);

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, an aggregate amount equal to $70,000,000 of (i) shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) and (ii) if applicable, pre-funded warrants, in the form agreed (acting reasonably) between the Company and the applicable Purchasers, (the “Pre-Funded Warrants”) to acquire that number of shares of Common Stock, at a per share purchase price equal to the Purchase Price, in accordance with the terms and provisions of this Agreement, immediately prior to, but subject to, the closing of the Merger; and

WHEREAS, the Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Securities.

1.01 The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares,” the shares of Common Stock issuable upon exercise of or otherwise pursuant to the Pre-Funded Warrants shall be referred to as the “Warrant Shares” and the Shares and the Pre-Funded Warrants (including, as applicable, the Warrant Shares issuable in exchange therefore) shall be collectively referred to as the “Securities”).

SECTION 2. Sale and Purchase of the Securities.

2.01 Upon the terms and subject to the conditions herein contained, the Company agrees to sell and issue to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement), that number of Shares (the “Closing Shares”) set forth opposite such Purchaser’s name on the Schedule of Purchasers for the aggregate Purchase Price set forth under the heading “Subscription Amount;” provided, however, for any Purchaser that has provided notice to the Company at least ten (10) Business Days prior to the Closing that such Purchaser would beneficially own (when aggregated with all Securities then beneficially owned by the Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of the Beneficial Ownership Limitation, or as such

Purchaser may otherwise choose, in lieu of purchasing Shares such Purchaser may elect to purchase that number of Pre-Funded Warrants set forth opposite such Purchaser’s name on the Schedule of Purchasers in lieu of Shares in such manner to result in the same Subscription Amount being paid by such Purchaser. The “Beneficial Ownership Limitation” shall be 9.9999% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Securities on the Closing Date.

2.02 At or prior to the Closing, each Purchaser will pay the subscription amount set forth opposite such Purchaser’s name on the Schedule of Purchasers (the “Subscription Amount”) by wire transfer of immediately available funds in accordance with wire instructions provided by the Company to the Purchasers at least two Business Days prior to the Closing (the “Wire Instructions Notice”). If so requested by the Company in the Wire Instructions Notice and agreed by the applicable Purchaser, the Subscription Amount of each Purchaser shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three Business Days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two Business Days thereafter) return the aggregate Purchase Price to each Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will deliver, against payment by each Purchaser of its Subscription Amount, the Closing Shares in book-entry form, and shall provide evidence of such issuance from the Company’s transfer agent as of the Closing Date to each Purchaser; provided that, as applicable with respect to any Pre-Funded Warrants, the Company shall deliver to each applicable Purchaser one or more Pre-Funded Warrants (if applicable), in physical form (.pdf being sufficient), free and clear of all restrictive and other legends (except as expressly provided in Article 7 hereof), evidencing the number of Pre-Funded Warrants set forth opposite such Purchaser’s name on the Schedule of Purchasers within three (3) Trading Days after the Closing. Notwithstanding anything to the contrary in this Agreement, (i) each Purchaser acknowledges that, as may be agreed among the Company and one or more Purchasers, such Purchasers may not be required to fund their respective Subscription Amounts until such Purchasers receive evidence of the issuance of the Closing Shares and, if applicable, Pre-Funded Warrants on and as of the Closing Date and (ii) the Schedule of Purchasers may be amended by the Company and the affected Purchaser up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the actual number of Shares and Pre-Funded Warrants purchased by each Purchaser at the Closing, provided that the Company shall provide to Purchasers such updated Schedule of Purchasers.

2.03 Notwithstanding the foregoing, for any Purchaser that has provided notice to the Company that this Section 2.03 shall apply to it, the Company shall not issue or sell, and the Purchaser shall not purchase or acquire, any Securities under this Agreement which, when aggregated with all Securities then beneficially owned by the Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Purchaser of more than 14.9999% of the outstanding shares of Magenta Common Stock immediately after giving effect to the Closing and the consummation of the transactions contemplated by the Merger Agreement, and such Purchaser’s Subscription Amount shall be reduced accordingly.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:

3.01 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.02 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

3.03 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.04 Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser has not been formed for the specific purpose of acquiring the Securities.

3.05 No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company or, on the Company’s behalf, Jefferies LLC, Evercore Group L.L.C., Guggenheim Securities, LLC or Raymond James & Associates, Inc. (together, the “Placement Agents”), who have been engaged as joint placement agents for the offering of the Securities.

3.06 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser is a sophisticated institutional investor, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and has sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. The Purchaser is able to bear the substantial risks of an investment in the Securities including but not limited to loss of the Purchaser’s entire investment therein.

3.07 Accredited Investor. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the 1933 Act.

3.08 Restricted Securities. The Purchaser understands that the Securities will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that, under such laws and applicable regulations, such Securities may be resold without registration under the 1933 Act only in certain limited circumstances.

3.09 Review and Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences, and on the Purchaser’s own sources of information and advisors with respect to all tax matters, and not on any statements or representations of the Company (other than the representations and warranties in this Agreement), the Placement Agents or any of their respective agents, and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement. Based on such information as the Purchaser deemed appropriate and without reliance upon the Placement Agents, the Purchaser has independently made its own analysis and decision to purchase the

Securities. The Purchaser has (i) had the opportunity to ask questions of and receive answers directly with respect to its purchase of Securities, and (ii) conducted and completed its own independent due diligence with respect to the purchase of Securities.

3.10 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers, or as otherwise noted on the Schedule of Purchasers.

3.11 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities and the terms of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

SECTION 4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers that:

4.01 Absence of Changes. The Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement, and the discussions, negotiations, and transactions related thereto) and (i) there has not been any change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, operations, results of operations, stockholders’ equity or financial performance of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), (ii) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business and except as contemplated in this Agreement and the Merger Agreement, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

4.02 Organization and Good Standing of the Company. The Company is a corporation duly incorporated and is validly existing and in good standing under the laws of the State of Delaware, and has all necessary power and authority (i) to conduct its business in all material respects in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used in all material respects and (iii) to perform its obligations under all contracts by which it is bound in all material respects. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.03 Subsidiaries. The Company does not have any subsidiaries and, except as set forth on Schedule 4.03, does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity, except as set forth on Schedule 4.03.

4.04 Validity; Valid Issuance of Securities. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject only to the adoption of the Merger Agreement in accordance with the terms thereof by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. Assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Securities are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law.

4.05 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 hereof and except as set forth in the Merger Agreement, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity (as defined below) is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the 1933 Act and applicable state securities laws, which have been made or will be made in a timely manner.

4.06 Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and the performance of this Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company or any of its subsidiaries or (3) result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clauses (1) and (3), for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.

4.07 Absence of Proceedings. There is no action, suit, proceeding or, to the knowledge of the Company, inquiry or investigation, before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would have or reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.

4.08 Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have or reasonably be expected to have a Material Adverse Effect.

4.09 Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable foreign state, local or other law except insofar as the failure to file such returns would not have or reasonably be expected to have a Material Adverse Effect, and has paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries and except where the failure to pay such taxes would not have or reasonably be expected to have a Material Adverse Effect.

4.10 Insurance. The Company and the subsidiaries carry or are entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of the subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have or reasonably be expected to have a Material Adverse Effect.

4.11 Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.12 Shell Company Status. Neither the Company nor Magenta is, or has ever been, an issuer identified in Rule 144(i)(1) promulgated under the Securities Act.

4.13 Regulatory Matters. Except as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company and each of its subsidiaries is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company and its subsidiaries for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (iii) the Company and each of its subsidiaries possesses all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iv) neither the Company nor any of its subsidiaries has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company’s knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company or any of its subsidiaries that could reasonably be expected to require the issuance of any such communication or result in an investigation, corrective action, or enforcement action by FDA or similar Governmental Entity; (v) neither the Company nor any of its subsidiaries has received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity is threatening or is considering such action; and (vi) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).

4.14 Compliance With Laws. The Company has complied in all material respects with, is not in material violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

4.15 Financial Statements. The Company has made available to each Purchaser its unaudited balance sheets as of December 31, 2022, together with related unaudited statements of operations, changes in stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal year then ended (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes and other presentation items required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, between December 31, 2022 and the date of this Agreement, the Company has not incurred any material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business; (b) obligations under contracts and commitments incurred in the ordinary course of business; (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and the Merger Agreement; and (d) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements. The Company maintains and will continue to maintain a standard system of accounting established and administered to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP.

4.16 Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the 1934 Act (each a “Regulation M-A Filing”), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Securities and Exchange Commission (the “Commission”), at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Magenta in connection with the meeting of Magenta’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Magenta, at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.17 No Additional Agreements. The Company does not have any agreement with any Purchaser with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

4.18 Private Placement. None of the Company, its subsidiaries or any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance and sale of the Securities is exempt from registration under the 1933 Act.

4.19 No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.20 No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.

4.21 No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, none of the Company, its subsidiaries or, to the Company’s knowledge, any of its or their Affiliates or any Person acting on its or their behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any National Exchange on which any of the securities of the Company are listed or designated.

4.22 Brokers. Other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.23 Additional Representations and Warranties. The Company’s representations and warranties set forth in the Merger Agreement in Section 3.6 (Capitalization), 3.10 (Title to Assets), 3.11 (Real Property;

Leasehold), 3.12 (Intellectual Property), 3.13 (Agreements, Contracts and Commitments), 3.17 (Employee and Labor Matters; Benefit Plans), 3.18 (Environmental Matters), 3.21(Transactions with Affiliates) and 3.22 (Privacy and Data Security) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Company Disclosure Schedule (as defined in the Merger Agreement). As of the Effective Date, to the knowledge of the Company, the representations and warranties of Magenta in the Merger Agreement and in any certificate or other writing delivered by Magenta pursuant thereto are true and correct.

4.24 Reliance by Purchasers. The Company acknowledges that each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

SECTION 5. Covenants.

5.01 Further Assurances. At or prior to Closing, each party agrees to cooperate and generally do such reasonable acts and things in good faith as may be necessary to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement and effectuate the intents and purposes of this Agreement subject to the terms and conditions hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall or shall cause Magenta to, on or before 9:00 a.m., New York City time, on the Business Day immediately following the date of this Agreement (or if this Agreement is executed between midnight and 9:00 a.m., New York City time, on any Business Day, no later than 9:01 a.m. on the date the Agreement is executed), issue one or more press releases and/or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and any other material nonpublic information that the Company, Magenta or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Magenta has provided to the Purchasers in connection with the transactions contemplated by this Agreement prior to the filing of the Disclosure Document. The Company represents and warrants that, from and after the issuance of the Disclosure Document, no Purchaser shall be in possession of any material, nonpublic information received from the Company, Magenta or their respective officers, directors, employees, agents or other person acting at their direction. The Company shall not, and shall cause its officers, directors, employees and agents and Magenta not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release or marketing materials, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Magenta’s securities are listed for trading or (C) to the extent such disclosure contains only information previously approved in accordance with this Section 5.02, and in the case of any disclosure made pursuant to clause (ii), the Company will provide the Purchaser with prior written notice (including by e-mail) of and an opportunity to review the applicable portion of such filing.

5.03 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

5.04 Form S-4. On or prior to the Closing Date, the Registration Statement will register the issuance of the shares of Magenta Common Stock (as defined in the Merger Agreement) to be issued, subject to and in accordance with the terms of the Merger Agreement, by virtue of the Contemplated Transactions (as defined in the Merger Agreement).

5.05 Blue Sky Laws. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

5.06 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or approve an amendment, modification or a waiver requested by Magenta of, or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchaser would reasonably expect to receive pursuant to this Agreement without the consent of each Purchaser.

5.07 Equal Treatment of Purchasers. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.08 Legend Removal. The restrictive legends described in Section 7.01 shall promptly be removed in accordance with applicable securities laws following the closing of the Merger. The shares of Magenta Common Stock to be received in the Merger in exchange for the Shares and the Warrant Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends in accordance with applicable securities laws.

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, unless otherwise waived by such Purchaser solely as to itself.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on the Effective Date, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case as of such earlier date and (ii) representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects).

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate, in form and substance reasonably acceptable to the Purchasers, certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(f), 6.01(j), 6.01(k) and 6.01(l) of this Agreement have been fulfilled.

(d) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate, in form and substance reasonably acceptable to the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), certifying (i) the certificate of incorporation and bylaws of the Company, (ii) authorization of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement (including the Merger Agreement) and (iii) as to certificates evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware and in the Commonwealth of Massachusetts issued by the Secretary of the Commonwealth of Massachusetts, each as of a date within five Business Days of the Closing Date.

(f) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Company shall not have amended, modified, or waived any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that Purchaser would reasonably expect to receive under this Agreement without having received each affected Purchaser’s prior written consent.

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

(h) Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.

(i) Opinion of Company Counsel. The Purchasers shall have received from Gibson, Dunn & Crutcher LLP, counsel for the Company, an opinion, dated as of the Closing, in the form agreed between the Company and the Purchaser Majority.

(j) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the Commission or its staff.

(k) Nasdaq. Magenta shall have received approval from The Nasdaq Stock Market that the shares of Magenta Common Stock to be issued in the Contemplated Transactions shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(l) Financing Amount. The Company shall receive at Closing the Financing Amount.

6.02 Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date in which case shall be as of such earlier date).

(b) Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(d) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

SECTION 7. Transfer Restrictions; Restrictive Legend.

7.01 Transfer Restrictions. Each Purchaser understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or is exempt from the registration requirements of the 1933 Act, including under Rule 144. It is understood that the certificates evidencing the Securities may bear substantially the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS.”

SECTION 8. Definitions. Unless the context otherwise requires, the terms defined in this Section 8 shall have the meanings specified for all purposes of this Agreement.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Financing Amount” means $50,000,000.

“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Price” means an amount equal to (i) the Company Equity Value (as defined in the Merger Agreement), (ii) divided by the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the closing of offering of the Securities hereunder.

“Purchaser Majority” means, prior to the Closing, the Purchasers committed to purchase at least a majority the Securities, provided that each Purchaser who has committed to purchase at least $10,000,000 of the Securities is included in such majority and, following the Closing, both (i) the Purchasers who hold at least a majority of the Securities (including any Magenta Common Stock issued in exchange therefore) still held by the Purchasers, and

(ii) each Purchaser (A) whose Subscription Amount exceeds $10,000,000 and (B) who continues to hold at least fifty percent (50%) of the Securities (including any Magenta Common Stock issued in exchange therefore) purchased on the Closing Date.

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit A, to be entered into at the Closing among the Company and each Purchaser.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.

SECTION 9. Miscellaneous.

9.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (a) if any, change, waiver, amendment, modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall be required and (b) the consent of each Purchaser shall be required for any change in the Purchase Price or applicable Purchaser’s Subscription Amount, any change in the type of security to be issued to Purchasers at Closing, or the amendment or waiver of Section 9.13 or of any of the closing conditions set forth in Sections 6.01(a), 6.01(j) 6.01(k) or 6.01(l).

9.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when receipt is acknowledged, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses set forth on the Schedule of Purchasers with respect to the Purchasers.

if to the Company:

Dianthus Therapeutics, Inc.

7 Times Square

New York, New York 10036

Attention: Ryan Savitz, Chief Financial Officer

Email:

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

Attention: Ryan Murr, Brenden Berns, Chris Trester

Email:

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 9.02.

9.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon each Purchaser, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

9.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the Purchasers may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3 hereof). The Company may not assign its rights or obligations hereof without the consent of the Purchaser Majority. This Agreement shall not inure to the benefit of or be enforceable by any other person.

9.05 Exculpation of Placement Agents. Each party hereto agrees for the express benefit of each of the Placement Agents, its affiliates and its representatives that:

(a) Each of the Placement Agents is acting solely as financial advisor to the Company in connection with the sale of the Securities and is not acting in any other capacity and is not and shall not be construed as a fiduciary for the Purchaser, or any other person or entity in connection with the sale of Securities.

(b) No Placement Agent or any of its affiliates or any of its representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company, (ii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any advice or recommendation to the Purchasers in connection with the purchase or sale of the Securities, (iii) has any responsibilities as to the validity, accuracy, completeness, value or genuineness, as of any date, of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, the Registration Rights Agreement or the Merger Agreement, or in connection with any of the transactions contemplated by such agreements, including any valuation, offering or marketing materials, or any omissions from such materials; or (iv) shall be liable or have any obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise to the Purchaser or to any person claiming through the Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement, the Registration Rights Agreement or the Merger Agreement, (y) for anything which any of them may do or refrain from doing in connection with this Agreement, the Registration Rights Agreement or the Merger Agreement, except for such party’s own gross negligence, willful misconduct or bad faith, or (z) for anything otherwise in connection with the purchase and sale of the Securities.

(c) The Placement Agents, their respective affiliates and their respective representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

9.06 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

9.07 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL

CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 9.07, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.02 OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

9.08 Survival. The representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 and the agreements and covenants set forth in Sections 5 and 9 shall survive the Closing for the applicable statute of limitations (unless such covenant or agreement terminates earlier in accordance with its terms), which shall not be extended by Section 8106(c) of Title 10 of the Delaware Code or any similar law. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.09 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

9.10 Entire Agreement. This Agreement, together with the Registration Rights Agreement, contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement and subject to Section 5.02, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and any Purchaser as of the date hereof.

9.11 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

9.12 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, .and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

9.13 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred on or before November 2, 2023, other than as a result of a Willful Breach of a Purchaser’s obligations hereunder; provided, however, that nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

9.14 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person; provided, however, that each of the Placement Agents will be entitled to rely, as an express third-party beneficiary, on the representations and warranties of the Purchasers and the Company set forth in Section 3 and Section 4 hereof, the covenants set forth in Section 5 hereof and Sections 9.04, 9.05, 9.08, 9.12 and 9.13 hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

DIANTHUS THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

[●]

By:
Name:
Title:

[Signature Page to Subscription Agreement]

Schedule I

SCHEDULE OF PURCHASERS

Name, Address and E-Mail Address of Purchaser	Subscription Amount	Number of Closing Shares Purchased	Number of Pre-Funded Warrants Purchased

Exhibit A

Form of Registration Rights Agreement

Exhibit B

Form of Pre-Funded Warrant

Exhibit D

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [    ], 2023, is entered into by and among Magenta Therapeutics, Inc., a Delaware corporation (the “Company”) and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly-owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

WHEREAS, the Company, Dio Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Dianthus Therapeutics, Inc., a Delaware corporation (“Dianthus”), have entered into an Agreement and Plan of Merger, dated as of May 2, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Dianthus, with Dianthus surviving the Merger as a wholly-owned subsidiary of Magenta;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Company has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described;

WHEREAS, the parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of the Company and to make this Agreement a valid and binding agreement of the Company, in accordance with its terms; and

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of more than 30% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first September 30 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Common Stock” means the common stock, $0.001 par value, of the Company.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a cash payment equal to the Net Proceeds received by the Company in a given Calendar Quarter ending on or after [•]; provided, that the Company, in its reasonable discretion as resolved by the Company’s Board of Directors, may withhold up to 20% of any CVR Payment to provide for the satisfaction of (i) indemnity obligations under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions and (ii) any Loss arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Potentially Transferable Assets during the CVR Term; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than three (3) years following the date such Net Proceeds would have otherwise been distributed to the Holders in the CVR Payment from which such Net Proceeds were otherwise deducted; provided, further, that, such withholding shall not be permitted if (x) the applicable indemnification period under the applicable Disposition Agreement related to such CVR Payment has expired by its terms when the CVR Payment is received or (y) the maximum aggregate liability in respect of the applicable indemnification obligations has been held back or setoff (including any amounts deposited in escrow) by the purchaser or acquiror under the applicable Disposition Agreement.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of a Disposition Agreement.

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of the Company, signed on behalf of the Company, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the third anniversary of this Agreement; provided that, with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extent until the latest date that the Company may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement.

“Disposition” means the sale, license, transfer or disposition of any Potentially Transferable Asset (including any such sale or disposition of equity securities in any Subsidiary established by the Company to hold any right, title or interest in or to any Potentially Transferable Asset).

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between the Company or its Affiliates and any Person who is not an Affiliate of the Company regarding a Disposition, in each case, as set forth on Schedule 1.1 hereto or entered into during the period beginning on the Closing Date and ending December 31, 2023.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on December 31, 2023.

“Gross Proceeds” means, without duplication, the sum of all cash consideration actually received by the Company or its Affiliates during the CVR Term in consideration for a Disposition pursuant to a Disposition Agreement.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with the Company’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Company, in their respective official capacities.

“Party” means the Company or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by the Company or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by the Company or any of its Affiliates that would not have been incurred by the Company or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by the Company or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by the Company or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of the Company or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by the Company’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by the Company or its Affiliates after the Closing Dates);

(b) any expenses incurred by the Company or any of its Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Potentially Transferable Asset, including any costs related to the prosecution, maintenance or enforcement by the Company or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(c) any expenses incurred or accrued by the Company or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Potentially Transferable Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) any Losses incurred or reasonably expected to be incurred by the Company or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of the Company or any of its Affiliates set forth in any Disposition Agreement;

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of Magenta Net Cash in accordance with the Merger Agreement;

(f) any Liabilities borne by the Company or any of its Affiliates pursuant to Contracts related to Potentially Transferable Assets, including costs arising from the termination thereof; and

(g) any Liabilities existing or incurred during the CVR Term that would have been required to be included in the calculation of Magenta Net Cash to the extent not taken account in the calculation of Magenta Net Cash.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Potentially Transferable Assets” means the tangible and intangible assets primarily used in or primarily related to the Company’s MGTA-145 program, CD45-ADC program, MGTA-117 antibody, the E478 technology or the Igenica patent portfolio.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Magenta Common Stock as of immediately prior to the Effective Time. One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Common Stock issued upon settlement of Magenta Restricted Stock Units pursuant to Section 6.7 of the Merger Agreement).

(b) The Company hereby appoints the Rights Agent to act as Rights Agent for the Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Company. The CVR Register will initially show one position for Cede & Co. representing shares of Common Stock held by DTC on behalf of the street holders of the shares of Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Common Stock by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or shares of Common Stock by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. The Company and Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other

Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) The Company will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and the Company’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each Calendar Quarter during the CVR Term beginning with the Calendar Quarter ending on [•], commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds, the Company shall deliver to the Rights Agent a CVR Payment Statement for the such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, the Company shall pay the Rights Agent in U.S. dollars an amount equal to eighty percent (80%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(b), send each Holder at its registered address a copy of such statement. For the avoidance of doubt the Company shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(b) and the satisfaction of each of the Company’s obligations set forth in this Section 2.4(b).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, the Company shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by the Company or the Rights Agent, as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event the Company becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), the Company shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and the Company and the Holders shall use commercially reasonable efforts cooperate with one another to minimize taxes required by applicable law to be withheld or deducted from any payments made under this Agreement. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(c), no further notice shall be required to be given for any future payments of such Withholding Tax. The Company will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except as set forth herein or as specifically instructed by the Company.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable Calendar Quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), and any Holder will thereafter look only to the Company for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable Calendar Quarter end (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of the Company and will be transferred to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither the Company nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, the Company agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Company, a public office or a person nominated in writing by the Company.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) If and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) If and when issued, the CVRs will not represent any equity or ownership interest in the Company or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of the Company or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of the Company and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither the Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Company or a Person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the eighteen (18) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company or Dianthus. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by the Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of the Company or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by the Company for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) The Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) The Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and the Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that the Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if the Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to the Company, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any the Company, Dianthus or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Company or Dianthus or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to the Company, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company or Dianthus resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(p) The Rights Agent shall act hereunder solely as agent for the Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of the Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, the Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders. The Company will furnish or cause to be furnished to the Rights Agent, in such form as the Company receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 No Obligations of Public Company. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (a) the Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, the Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of the Company and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of the Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the Potentially Transferable Assets, and (c) following the Disposition Period, the Company shall be permitted to take any action in respect of the Potentially Transferable Assets in order to satisfy any wind-down and termination Liabilities of the Potentially Transferable Assets.

Section 4.3 Prohibited Actions. Unless approved by the Acting Holders, prior to the end of the Disposition Period, the Company shall not grant any lien, security interest, pledge or similar interest in any Potentially Transferable Assets or any Net Proceeds. Unless approved by the Acting Holders, prior to end of the Disposition Period, the Company shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any Potentially Transferrable Assets (including any option to obtain rights) to any third party.

Section 4.4 Books and Records. Until the end of the CVR Term, the Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable CVR Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, the Company shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to the Company to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. The Company may require such accounting firm to execute a reasonable confidentiality agreement with the Company prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to the Company, but no more than frequently than once per year. No accounting period of the Company shall be subject to audit more than one time by the Acting Holders, as applicable, unless after an accounting period has been audited by the Acting Holders, as applicable, the Company restates its financial results for such accounting period, in which event the Acting Holders, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Company to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, the Company shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by the Company of ten percent (10%) or more of the CVR Payment Amount due under this Agreement, in which case the Company shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) The Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to the Company and the assumption of any such successor of the covenants of the Company outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that the Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that the Company complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreements, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Company of any amendment pursuant to this Section 5.1, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Company without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), the Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Not Consolidate, Etc. During the CVR Term, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs (when and as due hereunder) and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(b) The Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to the Company. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to the Company, to:

Dianthus Therapeutics, Inc.

7 Times Square

New York, New York, 10036

Attention: Ryan Savitz

Email:

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

Attention: Ryan Murr, Branden Berns, Chris Trester

Email:

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement. As between the Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without the Company’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom the Company is merged or consolidated, or any entity resulting from any merger or consolidation to which the Company shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Company shall agree to remain liable for the performance by the Company of its obligations hereunder (to the extent the Company exists following such assignment). The Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than the Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH

PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Company.

Section 7.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Term. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments have been made, if applicable.

Section 7.13 Funds. All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for the Company, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, The Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent and Computershare shall, in the absence of bad faith, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.15 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.16 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

MAGENTA THERAPEUTICS, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

Annex B

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

May 2, 2023

Magenta Therapeutics, Inc.

100 Technology Square 5th Floor

Cambridge, MA 02139

Attn:    Board of Directors

Dear Members of the Board:

We understand that Magenta Therapeutics, Inc. (“Magenta”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Magenta, Dio Merger Sub, Inc., a wholly owned subsidiary of Magenta (“Merger Sub”), and Dianthus Therapeutics, Inc. (“Dianthus”), pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with Dianthus, (ii) Dianthus will survive the Merger as a wholly owned subsidiary of Magenta, and (iii) Magenta will issue, for each share of common stock, par value $0.0001 per share (“Dianthus Common Stock”), of Dianthus outstanding and for each share of preferred stock, par value $0.0001 per share (“Dianthus Preferred Stock” and, together with the Dianthus Common Stock, the “Dianthus Capital Stock”), of Dianthus outstanding, a number (the “Exchange Ratio”) of shares of common stock, par value $0.001 per share (“Magenta Common Stock”), of Magenta based on (a) an ascribed aggregate equity value for Magenta of $80,000,000, subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion), (b) an ascribed aggregate equity value for Dianthus of $225,000,000, subject to adjustment for proceeds raised in the Dianthus Pre-Closing Financing (as defined below) as provided by the Agreement (as to which adjustment we express no view or opinion), (c) the number of shares of Magenta Common Stock outstanding on a fully diluted basis (but excluding out-of-the money options or performance-based RSU awards for which the performance condition has not been met) and, if applicable, giving effect to the Reverse Split (as defined below), and (d) the number of shares of Dianthus Common Stock outstanding on a fully diluted, as-converted basis, after giving effect to the Dianthus Pre-Closing Financing. We also understand that prior to the Merger, (i) certain investors (including certain current Dianthus shareholders) will purchase from Dianthus newly issued shares of Dianthus Common Stock and warrants to purchase shares of Dianthus Capital Stock for aggregate gross proceeds of at least $70,000,000 (the “Dianthus Pre-Closing Financing”), (ii) Magenta will declare a distribution (the “Closing Distribution”) to holders of Magenta Common Stock of record as of immediately prior to the Merger of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Magenta Common Stock held by such stockholders, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by Magenta, Computershare Inc. and Computershare Trust Company, N.A., (iii) Magenta may, in its discretion, effect a reverse split of the outstanding shares of Magenta Common Stock (the “Reverse Split”), and (iv) Magenta may sell, license or otherwise monetize its legacy business (any such transaction, a “Magenta Legacy Transaction” and, collectively with the Dianthus Pre-Closing Financing, the Closing Distribution and, to the extent effected, the Reverse Split, the “Related Transactions” and the Related Transactions, together with the Merger, the “Transaction”).

The Board of Directors (the “Board”) of Magenta has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view, to Magenta. For purposes of our analyses and this Opinion, at your direction, we have assumed the Exchange Ratio (without adjustment for the Reverse Split) will be equal to 3.88182949 shares of Magenta Common Stock for each share of Dianthus Capital Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated May 2, 2023, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to Magenta and Dianthus that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Magenta and Dianthus made available to us by Magenta and Dianthus, including (i) a liquidation analysis of Magenta prepared by management of Magenta (the “Magenta Liquidation Analysis”) and (ii) information regarding the nature of, and indications to be addressed by, Dianthus’s potential products, the current status and expected future timing of clinical development of Dianthus’ products, and projected cash expenditures for the development of such products (collectively, the “Dianthus Development Information”);

4.

spoken with certain members of the managements of Magenta and Dianthus regarding the respective businesses, operations, financial condition and prospects of Magenta and Dianthus, the Transaction and related matters;

5.	compared the clinical development stage and therapeutic area of focus of Dianthus with that of companies with publicly traded equity securities that we deemed to be relevant;

6.	solely for informational purposes, considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of Magenta’s publicly traded equity securities; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Magenta has advised us, and we have with your consent relied upon and assumed, that the Magenta Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to (i) the expected realizable value for Magenta’s assets, assuming an orderly liquidation of such assets, and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to Magenta’s equity holders. In addition, with your consent, we have relied upon and assumed that the Dianthus Development Information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Dianthus management as to the nature of, and indications to be addressed by, Dianthus’s potential products and the expected timing and cash expenditures associated with the development of Dianthus’s potential products. We express no view or opinion with respect to the Magenta Liquidation Analysis, the Dianthus Development Information or the respective assumptions on which they are based. At your direction, we have assumed that the Liquidation Analysis and the Dianthus Development Information provide a reasonable basis on which to evaluate Magenta, Dianthus and the Transaction and we have, at your direction, used and relied upon the Liquidation Analysis and the Dianthus Development Information for purposes of our analysis and this Opinion. In this regard, Magenta has advised us, and we have relied upon such advice, that (i) Magenta is a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, (ii) after a review of Magenta’s programs, resources and capabilities, including anticipated costs and timelines, Magenta decided to halt further development of its research programs, (iii) as a result of this decision, Magenta conducted a corporate restructuring that resulted in a reduction in its workforce by 84% and subsequently, as a result of plans to more narrowly focus its capital allocation, de-prioritize other portfolio investments and reduce planned spending related to research platform-related investments in new disease targets, Magenta further reduced its workforce by 14%, (iv) in the absence of the Transaction or an alternative strategic transaction, Magenta would likely dissolve and liquidate, and (v) the values Magenta receives for its assets in liquidation could be significantly lower than the values reflected in Magenta’s financial statements.

In reaching our conclusions hereunder, with your consent, we did not rely upon (i) a discounted cash flow analysis of Magenta or Dianthus, because, as you have advised us and directed us to assume, other than the projected cash expenditures for Dianthus included in the Dianthus Development Information, no current, reliable projections with respect to the future financial performance of Magenta or Dianthus are available, (ii) we did not rely upon a review of the publicly available financial terms of other transactions, because we did not identify a sufficient number of relevant transactions in which we deemed the acquired companies to be sufficiently similar to Magenta or Dianthus and (iii) with respect to Magenta, we did not rely upon a review of companies with publicly traded equity securities that we deemed relevant, because we did not identify a sufficient number of relevant companies we deemed to be sufficiently similar to Magenta. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Magenta or Dianthus since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed, without independent verification, the assessments of the managements of Magenta and Dianthus as to Magenta’s and Dianthus’ existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed at your direction that there will be no developments with respect to any such matters that would affect our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications. We have also assumed, with your consent, that the Transaction will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Magenta or Dianthus, or otherwise have an effect on the Transaction, Magenta or Dianthus or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at your direction, that any adjustments to the Exchange Ratio pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Magenta, Dianthus or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Magenta or Dianthus is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Magenta or Dianthus is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Magenta, Dianthus or any other party, or any alternatives to the Transaction, (b) identify, introduce to the Board, Magenta or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction, (c) negotiate the terms of the Transaction, or (d) advise the Board, Magenta or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Magenta Common Stock actually will be when issued in the Transaction pursuant to the Agreement or the price or range of prices at which Magenta Common Stock or Dianthus Capital Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Magenta, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether any party should participate in the Dianthus Pre-Closing Financing.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Magenta, Dianthus, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Magenta for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, during the prior two years, having acted as financial advisor to Magenta in connection with Magenta’s adoption of a shareholder rights plan on March 31, 2023. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Magenta, Dianthus, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Magenta, Dianthus, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, Magenta has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Magenta, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Transaction, the CVRs, the CVR Agreement or any Related Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Magenta or Dianthus, or to any other party (including, without limitation, the potential dilutive or other effects of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Magenta, Dianthus or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Magenta’s, Dianthus’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Magenta’s, Dianthus’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Magenta or Dianthus, whether Magenta or Dianthus should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the Transaction (including, without limitation, the Dianthus Pre-Closing Financing) or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in Magenta, (viii) whether or not Magenta, Dianthus, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (ix) the solvency, creditworthiness or fair value of Magenta, Dianthus or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. This Opinion does not address the financial or other implications and effects of the Transaction (including, without limitation, any financing associated therewith) on Magenta, any security holders, creditors or other constituencies of Magenta, or any other party. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Magenta and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Magenta, Dianthus and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view, to Magenta.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex C

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 2, 2023, by and among Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Magenta, the Company and Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Magenta (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Magenta to enter into the Merger Agreement, Magenta has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Magenta as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Amended and Restated Voting Agreement of the Company, dated as of April 6, 2022 (the “Voting Agreement”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Magenta and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, and (C) against any Acquisition Proposal.

(b) If the Stockholder is not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Magenta or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Magenta and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Magenta or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Magenta and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Magenta and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other

Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights Agreement of the Company, dated as of April 6, 2022 (the “Investors’ Rights Agreement”) or any lock-up agreement entered into by and between the Stockholder, the Company and Magenta); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Magenta, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Magenta, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Magenta and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time each of (a) the Voting Agreement, the Investors’ Rights Agreement and the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 6, 2022, between the Company and the other parties thereto and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Magenta (the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Magenta, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Magenta has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.5 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than Magenta, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Magenta, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Magenta to the extent practicable. The Company is an intended third-party beneficiary of this Section 12(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY: Dianthus Therapeutics, Inc.

By:
Title:

MAGENTA: Magenta Therapeutics, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Appendix A

Annex D

FORM OF MAGENTA STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 2, 2023, by and among Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), and the undersigned stockholder (the “Stockholder”) of Magenta. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Magenta, the Company and Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Magenta (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Magenta Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Magenta Stockholder Matters” means the approval of the Merger Agreement and the Contemplated Transactions, and, if deemed necessary by Magenta, an amendment to Magenta’s certificate of incorporation to effect the Nasdaq Reverse Split.

(c) “Shares” means (i) all shares of Magenta Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Magenta Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Magenta Stockholder Matters and against any competing proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Magenta and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Magenta, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Magenta, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Magenta Stockholder Matters and (B) against any competing proposals.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Magenta by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Magenta. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Magenta.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Magenta or pursuant to any applicable written consent of the stockholders of Magenta, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by the Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Magenta stockholders or at any meeting of the Magenta stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Magenta or the Company, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Magenta and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Magenta or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Magenta and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Magenta Board, breaches any fiduciary duty of the Magenta Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Magenta.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Magenta Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Magenta other than the shares of Magenta Common Stock and rights to purchase shares Magenta Common Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Magenta, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Magenta, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Magenta and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 11(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Magenta, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Magenta has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Magenta, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Magenta, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Magenta to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY: Dianthus Therapeutics, Inc.

By:
Name:
Title:

MAGENTA : Magenta Therapeutics, Inc.

By:
Name:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Appendix A

Annex E

FORM OF LOCK-UP AGREEMENT

May 2, 2023

Magenta Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Magenta Therapeutics, Inc., a Delaware corporation (“Magenta”), has entered into an Agreement and Plan of Merger, dated as of May 2, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Magenta, and Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Magenta to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Magenta, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Magenta Common Stock or any securities convertible into or exercisable or exchangeable for shares of Magenta Common Stock (including without limitation, shares of Magenta Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Mammoth which may be issued upon exercise of an option to purchase shares of Magenta Common Stock or a warrant to purchase shares of Magenta Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Magenta Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Magenta Common Stock or any security convertible into or exercisable or exchangeable for shares of Magenta Common Stock (other than such rights set forth in the Merger Agreement); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Magenta a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Magenta Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Magenta Common Stock (including a net or cashless exercise of an option to purchase shares of Magenta Common Stock ), and any related transfer of shares of Magenta Common Stock to Magenta for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Magenta Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Magenta in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Magenta Common Stock, settled in shares of Magenta Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Magenta Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Magenta Common Stock; provided that such plan does not provide for any transfers of shares of Magenta Common Stock during the Restricted Period;

(e) transfers by the undersigned of shares of Magenta Common Stock purchased by the undersigned on the open market or in a public offering by Mammoth, in each case following the Effective Time;

(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Magenta’s capital stock involving a change of control of Magenta, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g) pursuant to an order of a court or regulatory agency; or

(h) transfers by the undersigned of shares of Magenta Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing.

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Magenta Common Stock or any securities convertible into or exercisable or exchangeable for Magenta Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Magenta Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Magenta. In furtherance of the foregoing, the undersigned agrees that Magentaand any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Magenta may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Magenta Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Magenta is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Magenta’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Magenta to sell or otherwise transfer or dispose of shares of Magenta Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Magenta Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Magenta Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Magenta to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Magenta Common Stock in an aggregate amount in excess of 1% of the number of shares of Magenta Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, the Company shall promptly (and in any event within two (2) business days of such release) inform each relevant holder of Magenta Common Stock of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Magenta will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Magenta Therapeutics, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex F

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [__], 2023, is entered into by and among Magenta Therapeutics, Inc., a Delaware corporation (the “Company”) and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly-owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

WHEREAS, the Company, Dio Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Dianthus Therapeutics, Inc., a Delaware corporation (“Dianthus”), have entered into an Agreement and Plan of Merger, dated as of May 2, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Dianthus, with Dianthus surviving the Merger as a wholly-owned subsidiary of Magenta;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Company has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described;

WHEREAS, the parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of the Company and to make this Agreement a valid and binding agreement of the Company, in accordance with its terms; and

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of more than 30% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first September 30 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Common Stock” means the common stock, $0.001 par value, of the Company.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

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“CVR Payment” means a cash payment equal to the Net Proceeds received by the Company in a given Calendar Quarter ending on or after [•]; provided, that the Company, in its reasonable discretion as resolved by the Company’s Board of Directors, may withhold up to 20% of any CVR Payment to provide for the satisfaction of (i) indemnity obligations under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions and (ii) any Loss arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Potentially Transferable Assets during the CVR Term; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than three (3) years following the date such Net Proceeds would have otherwise been distributed to the Holders in the CVR Payment from which such Net Proceeds were otherwise deducted; provided, further, that, such withholding shall not be permitted if (x) the applicable indemnification period under the applicable Disposition Agreement related to such CVR Payment has expired by its terms when the CVR Payment is received or (y) the maximum aggregate liability in respect of the applicable indemnification obligations has been held back or setoff (including any amounts deposited in escrow) by the purchaser or acquiror under the applicable Disposition Agreement.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of a Disposition Agreement.

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of the Company, signed on behalf of the Company, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the third anniversary of this Agreement; provided that, with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extent until the latest date that the Company may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement.

“Disposition” means the sale, license, transfer or disposition of any Potentially Transferable Asset (including any such sale or disposition of equity securities in any Subsidiary established by the Company to hold any right, title or interest in or to any Potentially Transferable Asset).

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between the Company or its Affiliates and any Person who is not an Affiliate of the Company regarding a Disposition, in each case, as set forth on Schedule 1.1 hereto or entered into during the period beginning on the Closing Date and ending December 31, 2023.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on December 31, 2023.

“Gross Proceeds” means, without duplication, the sum of all cash consideration actually received by the Company or its Affiliates during the CVR Term in consideration for a Disposition pursuant to a Disposition Agreement.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(g).

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“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with the Company’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Company, in their respective official capacities.

“Party” means the Company or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by the Company or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by the Company or any of its Affiliates that would not have been incurred by the Company or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by the Company or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by the Company or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of the Company or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by the Company’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by the Company or its Affiliates after the Closing Dates);

(b) any expenses incurred by the Company or any of its Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Potentially Transferable Asset, including any costs related to the prosecution, maintenance or enforcement by the Company or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(c) any expenses incurred or accrued by the Company or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Potentially Transferable Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) any Losses incurred or reasonably expected to be incurred by the Company or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of the Company or any of its Affiliates set forth in any Disposition Agreement;

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of Magenta Net Cash in accordance with the Merger Agreement;

(f) any Liabilities borne by the Company or any of its Affiliates pursuant to Contracts related to Potentially Transferable Assets, including costs arising from the termination thereof; and

(g) any Liabilities existing or incurred during the CVR Term that would have been required to be included in the calculation of Magenta Net Cash to the extent not taken account in the calculation of Magenta Net Cash.

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“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Potentially Transferable Assets” means the tangible and intangible assets primarily used in or primarily related to the Company’s MGTA-145 program, CD45-ADC program, MGTA-117 antibody, the E478 technology or the Igenica patent portfolio.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Magenta Common Stock as of immediately prior to the Effective Time. One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Common Stock issued upon settlement of Magenta Restricted Stock Units pursuant to Section 6.7 of the Merger Agreement).

(b) The Company hereby appoints the Rights Agent to act as Rights Agent for the Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Company. The CVR Register will initially show one position for Cede & Co. representing shares of Common Stock held by DTC on behalf of the street holders of the shares of Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Common Stock by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or shares of Common Stock by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to

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the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. The Company and Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) The Company will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and the Company’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each Calendar Quarter during the CVR Term beginning with the Calendar Quarter ending on [•], commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds, the Company shall deliver to the Rights Agent a CVR Payment Statement for the such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, the Company shall pay the Rights Agent in U.S. dollars an amount equal to eighty percent (80%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(b), send each Holder at its registered address a copy of such statement. For the avoidance of doubt the Company shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(b) and the satisfaction of each of the Company’s obligations set forth in this Section 2.4(b).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal

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backup withholding. That notwithstanding, the Company shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by the Company or the Rights Agent, as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event the Company becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), the Company shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and the Company and the Holders shall use commercially reasonable efforts cooperate with one another to minimize taxes required by applicable law to be withheld or deducted from any payments made under this Agreement. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(c), no further notice shall be required to be given for any future payments of such Withholding Tax. The Company will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except as set forth herein or as specifically instructed by the Company.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable Calendar Quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), and any Holder will thereafter look only to the Company for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable Calendar Quarter end (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of the Company and will be transferred to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither the Company nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, the Company agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Company, a public office or a person nominated in writing by the Company.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) If and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) If and when issued, the CVRs will not represent any equity or ownership interest in the Company or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of the Company or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of the Company and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

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(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither the Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Company or a Person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the eighteen (18) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company or Dianthus. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

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(b) The Rights Agent may rely and will be protected by the Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of the Company or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by the Company for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) The Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) The Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and the Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that the Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if the Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any

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of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to the Company, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any the Company, Dianthus or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Company or Dianthus or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to the Company, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company or Dianthus resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(p) The Rights Agent shall act hereunder solely as agent for the Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

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(r) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of the Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, the Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

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ARTICLE 4

COVENANTS

Section 4.1 List of Holders. The Company will furnish or cause to be furnished to the Rights Agent, in such form as the Company receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 No Obligations of Public Company. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (a) the Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, the Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of the Company and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of the Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the Potentially Transferable Assets, and (c) following the Disposition Period, the Company shall be permitted to take any action in respect of the Potentially Transferable Assets in order to satisfy any wind-down and termination Liabilities of the Potentially Transferable Assets.

Section 4.3 Prohibited Actions. Unless approved by the Acting Holders, prior to the end of the Disposition Period, the Company shall not grant any lien, security interest, pledge or similar interest in any Potentially Transferable Assets or any Net Proceeds. Unless approved by the Acting Holders, prior to end of the Disposition Period, the Company shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any Potentially Transferrable Assets (including any option to obtain rights) to any third party.

Section 4.4 Books and Records. Until the end of the CVR Term, the Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable CVR Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, the Company shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to the Company to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. The Company may require such accounting firm to execute a reasonable confidentiality agreement with the Company prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to the Company, but no more than frequently than once per year. No accounting period of the Company shall be subject to audit more than one time by the Acting Holders, as applicable, unless after an accounting period has been audited by the Acting Holders, as applicable, the Company restates its financial results for such accounting period, in which event the Acting Holders, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Company to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, the Company shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and

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shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by the Company of ten percent (10%) or more of the CVR Payment Amount due under this Agreement, in which case the Company shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) The Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to the Company and the assumption of any such successor of the covenants of the Company outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that the Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that the Company complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreements, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Company of any amendment pursuant to this Section 5.1, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

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Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Company without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), the Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Not Consolidate, Etc. During the CVR Term, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs (when and as due hereunder) and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(b) The Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to the Company. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and

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received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to the Company, to:

Dianthus Therapeutics, Inc.

7 Times Square

New York, New York, 10036

Attention: Ryan Savitz

Email:

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

Attention: Ryan Murr, Branden Berns, Chris Trester

Email:

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement. As between the Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

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Section 7.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without the Company’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom the Company is merged or consolidated, or any entity resulting from any merger or consolidation to which the Company shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Company shall agree to remain liable for the performance by the Company of its obligations hereunder (to the extent the Company exists following such assignment). The Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than the Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons

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or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Company.

Section 7.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Term. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments have been made, if applicable.

Section 7.13 Funds. All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for the Company, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, The Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent and Computershare shall, in the absence of bad faith, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.15 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.16 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

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(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

MAGENTA THERAPEUTICS, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

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Annex I

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

Magenta has adopted provisions in its charter that limit or eliminate the personal liability of Magenta’s directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to Magenta or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Magenta or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, Magenta’s bylaws provide that:

•

Magenta will indemnify its directors, officers and, in the discretion of its board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

Magenta will advance expenses, including attorneys’ fees, to its directors and, in the discretion of its board of directors, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of Magenta, subject to limited exceptions.

Magenta has entered into indemnification agreements with its directors and executive officers. These agreements provide that Magenta will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. Magenta will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and Magenta will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of Magenta or in furtherance of Magenta’s rights. Additionally, certain of Magenta’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, Magenta has agreed in the indemnification agreements that Magenta’s obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

Magenta also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Under the Merger Agreement, from the effective time through the sixth anniversary of the date of the effective time, Magenta and the surviving corporation agree to indemnify and hold harmless each person who was, as of May 2, 2023, the signing date of the Merger Agreement, or had been at any time prior, or who becomes prior to the effective time, a director or officer of Magenta or Dianthus, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses pertaining to claims arising out of the fact that such person was a director or officer of Magenta or Dianthus, at or prior to the effective time, to the fullest extent permitted under the DGCL.

Under the Merger Agreement, the certificate of incorporation and bylaws of the surviving corporation in the merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Magenta that are set forth in the certificate of incorporation and bylaws of Magenta in effect as of May 2, 2023, the date of the Merger Agreement, shall not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights of such individuals who at the effective time were officers or directors of Magenta, unless required by applicable law.

The Merger Agreement also provides that Magenta shall purchase an insurance policy in effect for six years from the effective time, providing no less favorable coverage as the current directors’ and officers’ liability insurance policies maintained by Magenta with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any m atter claimed against the current and former officers and directors of Magenta.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a)	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description

2.1*†	Agreement and Plan of Merger and Reorganization, dated as of May 2, 2023, by and among Magenta Therapeutics, Inc., Dio Merger Sub, Inc. and Dianthus Therapeutics, Inc. (included as Annex A to the proxy statement/prospectus)

3.1*	Amended and Restated Certificate of Incorporation of Dianthus Therapeutics, Inc., as currently in effect.

3.2*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Dianthus Therapeutics, Inc., as currently in effect.

3.3*	Bylaws of Dianthus Therapeutics, Inc., as currently in effect.

Exhibit Number	Description

3.4	Amended and Restated Certificate of Incorporation of Magenta Therapeutics, Inc. (Incorporated by reference to Exhibit 3.1 to Magenta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2018).

3.5	Second Amended and Restated By-laws of Magenta Therapeutics, Inc. (Incorporated by reference to Exhibit 3.1 to Magenta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2022).

4.1	Second Amended and Restated Investors’ Rights Agreement by and among Magenta Therapeutics, Inc. and certain of its stockholders dated April 2, 2018 (Incorporated by reference to Exhibit 4.2 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-225178) filed with the Securities and Exchange Commission on May 24, 2018).

4.2	Form of Specimen Common Stock Certificate of Magenta Therapeutics, Inc. (Incorporated by reference to Exhibit 4.1 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-225178) filed with the Securities and Exchange Commission on June 8, 2018).

4.3	Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock of Magenta Therapeutics, Inc. classifying and designating Series A Junior Participating Cumulative Preferred Stock (Incorporated by reference to Exhibit 3.1 to Magenta Therapeutics, Inc.’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 31, 2023).

4.4	Stockholder Rights Agreement, dated as of March 31, 2023, by and between the Registrant and Computershare Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4.1 to Magenta Therapeutics, Inc.’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 31, 2023).

4.5	Amendment No. 1 to Stockholder Rights Agreement, dated as of May 2, 2023, by and between Magenta Therapeutics, Inc. and Computershare Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4.2 to Magenta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

5.1**	Opinion of Goodwin Procter LLP, counsel of Magenta Therapeutics, Inc.

10.1	Magenta Therapeutics, Inc. 2016 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.1 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-225178) filed with the Securities and Exchange Commission on May 24, 2018).

10.2	Magenta Therapeutics, Inc. 2018 Stock Option and Incentive Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-225178) filed with the Securities and Exchange Commission on June 8, 2018).

10.3	Magenta Therapeutics, Inc. Senior Executive Cash Incentive Bonus Plan (Incorporated by reference to Exhibit 10.3 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-225178) filed with the Securities and Exchange Commission on May 24, 2018).

10.4#	Form of Director and Officer Indemnification Agreement for Magenta Therapeutics, Inc. (Incorporated by reference to Exhibit 10.5 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 24, 2018).

10.5#	Magenta Therapeutics, Inc. 2019 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to Magenta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2019).

Exhibit Number	Description

10.6	Sublease by and between Magenta Therapeutics, Inc. and Novartis Institutes for BioMedical Research, Inc., dated as of May 4, 2018 (Incorporated by reference to Exhibit 10.13 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-225178) filed with the Securities and Exchange Commission on May 24, 2018).

10.6.1	First Amendment to Sublease Agreement, dated as of December 13, 2018, by and between Magenta Therapeutics, Inc. and Novartis Institutes for BioMedical Research, Inc. (Incorporated by reference to Exhibit 10.14.1 to Magenta Therapeutics, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 2019).

10.6.2	Second Amendment to Sublease Agreement, dated as of August 19, 2020, by and between Magenta Therapeutics, Inc. and Novartis Institutes for BioMedical Research, Inc. (Incorporated by reference to Exhibit 10.14.2 to Magenta Therapeutics, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2021).

10.7*	Sublease Termination and Release Agreement by and between the Registrant and Novartis Institutes for Biomedical Research, Inc., dated as of March 31, 2023.

10.8	Securities Purchase Agreement, among Magenta Therapeutics, Inc. and certain of its stockholders dated May 12, 2021 (Incorporated by reference to Exhibit 10.1 to Magenta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2021).

10.9	Amended and Restated Employment Agreement by and between Magenta Therapeutics, Inc. and Jason Gardner, effective March 3, 2022 (Incorporated by reference to Exhibit 10.12 to Magenta Therapeutics, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2022).

10.10	Amended and Restated Employment Agreement by and between Magenta Therapeutics, Inc. and Stephen Mahoney, effective March 3, 2022 (Incorporated by reference to Exhibit 10.13 to Magenta Therapeutics, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2022).

10.11	Amended and Restated Employment Agreement by and between Magenta Therapeutics, Inc. and Jeffrey Humphrey, effective May 2, 2022 (Incorporated by reference to Exhibit 10.10 to Magenta Therapeutics, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2023).

10.12	Amended and Restated Employment Agreement by and between Magenta Therapeutics, Inc. and Lisa Olson, effective May 2, 2022 (Incorporated by reference to Exhibit 10.11 to Magenta Therapeutics, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2023).

21.1**	List of Subsidiaries of Dianthus Therapeutics, Inc.

21.2*	List of Subsidiaries of Magenta Therapeutics, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Dianthus Therapeutics, Inc.

23.2*	Consent of KPMG LLP, independent registered public accounting firm of Magenta Therapeutics, Inc.

23.3**	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1**	Form of Magenta Therapeutics, Inc. proxy card.

Exhibit Number	Description

99.2**	Proposed form of Certificate of Amendment of Certificate of Incorporation of Magenta Therapeutics, Inc.—Reverse Stock Split (included as Annex G to the proxy statement/prospectus and incorporated herein by reference).

99.3**	Proposed form of Certificate of Amendment of Certificate of Incorporation of Magenta Therapeutics, Inc.—Officer Exculpation (included as Annex H to the proxy statement/prospectus and incorporated herein by reference).

99.4*	Consent of Marino Garcia to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.5*	Consent of Leon O. Moulder, Jr. to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.6*	Consent of Tomas Kiselak to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.7*	Consent of Lei Meng to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.8*	Consent of Paula Soteropoulos to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.9*	Consent of Jonathan Violin to serve as a director of Magenta Therapeutics, Inc., to be renamed Dianthus Therapeutics, Inc.

99.10*	Consent of Houlihan Lokey Capital, Inc.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase.

101.LAB*	XBRL Taxonomy Extension Label Linkbase.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase.

107*	Filing fee table.

*	Filed herewith.
**	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†

The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Magenta Therapeutics, Inc. hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.

††	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, State of Massachusetts, on May 15, 2023.

MAGENTA THERAPEUTICS, INC.

By:	/s/ Stephen Mahoney
Name:	Stephen Mahoney
Title:	President, Chief Financial and Operating Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Mahoney and Thomas Beetham, and each of them individually, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen Mahoney Stephen Mahoney	President, Chief Financial and Operating Officer (Principal Executive Officer and Principal Financial and Accounting Officer)	May 15, 2023

/s/ Jeffrey Albers Jeffrey Albers	Director	May 15, 2023

/s/ Bruce Booth Bruce Booth, D.Phil.	Director	May 15, 2023

/s/ Thomas O. Daniel Thomas O. Daniel, M.D.	Director	May 15, 2023

/s/ Alison F. Lawton Alison F. Lawton	Director	May 15, 2023

/s/ Anne M. McGeorge Anne M. McGeorge	Director	May 15, 2023

Signature	Title	Date

/s/ Amy L. Ronneberg Amy L. Ronneberg	Director	May 15, 2023

/s/ David T. Scadden David T. Scadden, M.D.	Director	May 15, 2023

/s/ Michael Vasconcelles Michael Vasconcelles, M.D.	Director	May 15, 2023